Form 20-F
period 2014-12-31
Mobileye N.V.
filed 2015-03-05
CIK 1607310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from __________ to __________
Commission file number 001-36566
Mobileye N.V.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Har Hotzvim, 13 Hartom Street
P.O. Box 45157
Jerusalem 9777513, Israel
(Address of principal executive offices)
Ofer Maharshak
Chief Financial Officer
Mobileye N.V.
Har Hotzvim, 13 Hartom Street
P.O. Box 45157
Jerusalem 9777513, Israel
+972 2 541 7333
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Ordinary shares, nominal value €0.01	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 214,554,061 ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. N/A  Yes ☐ No ☒
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of  “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If  “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A  ☐ Item 17  ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). N/A  Yes ☐ No ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. N/A  Yes ☐ No ☐

i

INTRODUCTION
Glossary
In this Annual Report on Form 20-F, unless the context otherwise requires:
•
References to “Mobileye N.V.,” “Mobileye,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Mobileye N.V. together with its subsidiaries.

•
Reference to “ordinary shares,” “our shares” and similar expressions refer to the Company’s ordinary shares, nominal value €0.01.

•
References to “dollars,” “U.S. dollars” and “$” are to United States Dollars.

•
References to “NIS” are to New Israeli Shekels, the Israeli currency.

•
References to the “SEC” are to the United States Securities and Exchange Commission.

•
ADAS means Advanced Driver Assistance Systems.

•
Adaptive Cruise Control (ACC) systems automatically adjust a vehicle’s speed to maintain a safe following distance from the vehicle in front of it using cameras, radar or lidar sensors in front of the vehicle to detect the time-to-contact and distance of the vehicle ahead of it.

•
Adaptive High Beam Control (AHC) automatically adjusts the height of the high-beam pattern depending on traffic conditions to give the driver the maximum amount of illumination.

•
Autonomous Emergency Braking (AEB) avoids and/or mitigates an imminent collision with another vehicle by automatically applying the brakes to slow down the vehicle. Depending on the host car speed, the collision can be avoided or mitigated. AEB is equivalent to crash imminent braking (CIB), which is the term preferred by the NHTSA.

•
Construction Zone Assist systems sense and measure the position of possible stationary obstacles located in the periphery of the driving path to enable automatic lateral control of the vehicle to find a “clear path” moving forward in a cluttered scene — such as construction areas.

•
Deep Layered Network refers to a machine learning architecture consisting of feed-forward layers starting from the input image (or sequence of images with or without meta-data) going through operations of convolution and pooling and ending at an output layer consisting of meta-data such as location and identity of objects in the scene. The DLN architecture’s parameters are determined through optimization over a large labeled training set.

•
Drivable Path Delimiter Features provide the sensing technology underlying the support of Construction Zone Assist, whose aim is to find a clear path moving forward in a cluttered scene.

•
Dynamic Brake Support (DBS) provides additional support when a driver has initiated insufficient brake pedal input to avoid a crash.

•
Forward Collision Warning (FCW) systems use cameras, radar or lidar sensors to monitor the area in front of a vehicle and alert the driver of a potential rear-end collision with another vehicle.

•
Free-Space Analysis is synonymous with Drivable Path Delimiter Features.

•
Headway Monitoring and Warning (HMW) recognizes the preceding vehicles in the host vehicle’s lane and adjacent lanes and provides accurate time-range (range divided by host car speed) estimation for contact with the targets.

•
Lane Departure Warning (LDW) systems use visible lane markers to track vehicle position within a lane and issue a warning for an unintended road departure.

•
Lane Keeping and Support (LKS) is a steering system that provides torque overlay in cases where the host vehicle approaches the lane marker without the turn signal having been activated, both alerting the driver of a lane departure and directing the vehicle to stay in the lane.

•
Lane Keeping Assistant (LKA) is a Lane Departure Warning (LDW) system in which the controller sends torque input to the steering system in order to keep the vehicle inside lane boundaries.

•
NCAP means a New Car Assessment Program.

•
NHTSA means the U.S. National Highway Traffic Safety Administration, a U.S. federal government agency.

•
OEMs, or “original equipment manufacturers,” are vehicle manufacturers.

•
Pedestrian Autonomous Emergency Braking (Ped-AEB) is similar to AEB, but here the imminent collision threatens a pedestrian who is stationary, walking, running or emerging behind an occlusion boundary.

•
Pedestrian Collision Warning (PCW) warns the driver about potential collision with pedestrians.

•
Tier 1 companies are automotive systems integrators that are the direct suppliers to OEMs.

•
Traffic Jam Assist systems control the car autonomously up to a pre-set speed during traffic jams by controlling following distance as well as providing active steering input.

•
Traffic Sign Recognition (TSR) notifies and warns the driver which restrictions may be effective on the current stretch of road.

•
Vector accelerators (called VMP, PMA, MPC), including off-the-shelf vector accelerators (like DSPs, GPUs, FPGAs) are silicon cores that parallelize certain families of computations to enable much higher throughput per silicon area compared to a CPU architecture.

•
Speed Limit Indicator (SLI) is the equivalent to TSR, but limited to recognizing speed limit traffic signs.

Forward-Looking Statements
This Annual Report on Form 20-F contains forward-looking statements about us and our industry. These statements involve known and unknown substantial risks, uncertainties and other factors, as described in detail under “Item 3. Key Information — Risk Factors” in this Annual Report on Form 20-F, that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by the forward-looking statements. All statements, other than statements of historical fact, included in this Annual Report on Form 20-F regarding our strategy, future operations, future financial position, future revenues, projected expenses, prospects and plans and objectives of management are forward-looking statements. In some cases, you can also identify forward-looking statements by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “will,” “would,” “should,” “could,” “can,” “predict,” “potential,” “continue,” “objective,” or the negatives of these terms, and similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. All forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties.
Forward-looking statements in this Annual Report on Form 20-F include, but are not limited to, statements about:
•
our growth strategies;

•
competition from existing or new entrants in the market and changes to the competitive landscape;

•
the primacy of monocular camera processing as the dominant sensor modality in the ADAS industry;

•
our belief that our relationship with STMicroelectronics N.V., the sole supplier for our EyeQ® chips, will continue without disruption;

•
the expected timeline of development of our autonomous driving ADAS systems, including statements about launch dates and potential size of the market therefor;

•
the expected timeline for development of additional functions and of our EyeQ4® chip;

•
our ability to retain our largest customers and to implement our technology in their car models;

•
the growing public awareness and acceptance of ADAS;

•
the growth of regulatory requirements and safety rating incentives to original equipment manufacturers (“OEMs”) for OEMs to include ADAS in their vehicle models;

•
our future prospects, business development, results of operations and financial condition;

•
our ability to retain Professor Amnon Shashua and Mr. Ziv Aviram, whom we refer to as our Founders;

•
our ability to retain key personnel and attract new talent;

•
our ability to protect our intellectual property;

•
our forecast of the strength of the aftermarket for ADAS;

•
our use of forecasts in establishing our global tax rates;

•
the effects of our internal reorganization;

•
the risks that litigation and recalls of our products pose to our business;

•
our ability to predict and maintain appropriate inventory;

•
our ability to raise additional capital in the future;

•
the strength of the automotive industry; and

•
worldwide economic conditions.

You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See “Item 3. Key Information — Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. All of the forward-looking statements we have included in this Annual Report on Form 20-F are based on information available to us on the date of this Annual Report on Form 20-F. Except as required by law, we undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, assumptions and uncertainties, the forward-looking events discussed in this Annual Report on Form 20-F might not occur.
This Annual Report on Form 20-F also includes estimates of market share and industry data and forecasts that we have obtained from industry publications, surveys and forecasts, which generally state that the information contained therein has been obtained from sources believed to be reliable. In addition, this Annual Report on Form 20-F includes market share and industry data that we have prepared primarily based on our knowledge of the industry in which we operate. Unless otherwise noted, internal analysis and estimates have not been verified by independent sources. Our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Item 3. Key Information — Risk Factors.” In addition, while all information regarding our market and industry is based on the latest data currently available to us, in some cases, some of the information may be several years old. Further, some of the data and forecasts that we have obtained from industry publications and surveys and/or internal company sources are provided in foreign currencies.

PART I
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.   KEY INFORMATION
A.   Selected Financial Data
The following table summarizes our financial data. We have derived the summary consolidated statement of operations data for the three years ended December 31, 2014, 2013 and 2012 and the consolidated balance sheet data as of December 31, 2014 and 2013 from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The consolidated statement of operations data for the year ended December 31, 2011 and the consolidated balance sheet data as of December 31, 2012 and 2011 are derived from our audited financial statements not included in this Annual Report on Form 20-F. We prepare our financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our historical results are not necessarily indicative of the results that should be expected in the future. The summary of our consolidated financial data set forth below should be read together with our audited consolidated financial statements and the related notes, as well as “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report on Form 20-F.
	Year ended December 31,
	2014	2013	2012	2011
	(in thousands)
Statement of Operations Data
Revenues	$143,637	$81,245	$40,285	$19,168
Cost of Revenues	37,040	21,130	12,219	6,863
Gross Profit	106,597	60,115	28,066	12,305
Operating Costs and Expenses
Research and Development, net	36,930	22,309	15,866	15,377
Sales and Marketing	12,912	12,331	6,434	6,134
General and Administrative	71,437	10,277	7,418	2,567
Operating Profit (Loss)	(14,682)	15,198	(1,652)	(11,773)
Interest Income	1,305	1,059	1,531	1,543
Financial Income (Expenses), net	(4,442)	1,389	402	(2,709)
Profit (Loss) Before Taxes on Income	(17,819)	17,646	281	(12,939)
Benefit (Taxes) on Income	(12,265)	2,274	(334)	(447)
Net Income (Loss)	$(30,084)	$19,920	$(53)	$(13,386)
Basic and Diluted Loss per Share(1)
Amount Allocated to Participating Shareholders	$—	$(16,105)	$—	$—
Adjustment as a Result of Benefit to Participating Shareholders		(229,832)	—	—
Net Income (Loss) Applicable to Ordinary Shares for 2014 and Applicable to Class A Ordinary Shares for 2013, 2012 and 2011	$(30,084)	$(226,017)	$(53)	$(13,386)
Basic and Diluted	$(0.28)	$(6.03)	$—	$(0.33)

	Year ended December 31,
	2014	2013	2012	2011
	(in thousands)
Weighted Average Number of Shares Used In Computation of Loss per Ordinary Share for 2014 and per Class A Ordinary Share for 2013, 2012 and 2011
Basic and Diluted	107,942	37,477	40,191	40,191
Pro Forma Earnings (Loss) per Share (Unaudited)
Net Income	$(30,084)
Basic	$(0.15)
Diluted	$(0.15)
Weighted Average Number of Shares Used In Computation of Pro Forma Earnings (Loss) Per Share
Basic	207,214
Diluted	207,214

	December 31,
	2014	2013	2012
	(in thousands)
Balance Sheet Data
Cash, Cash Equivalents, Restricted Short-Term Deposits and Marketable Securities	$375,091	$124,362	$61,015
Inventories	17,626	11,354	9,275
Long-Term Assets	18,063	12,997	9,681
Total Assets	436,406	168,228	89,994
Long-Term Liabilities	14,162	9,715	7,118
Accumulated Deficit	(130,971)	(100,887)	(120,807)
Total Shareholders’ Equity	394,674	142,638	71,568
	December 31,
	2014	2013	2012	2011
	(in thousands)
Other Financial Data
Net Income (Loss) Before Share-Based Compensation(2)	$46,769	$33,051	$1,802	$(12,268)

(1)
Until all of our then outstanding shares of any class converted into ordinary shares on July 31, 2014 (the “Share Recapitalization”) shortly prior to our initial public offering (the “IPO”), our issued share capital was composed of Class A ordinary shares (with no liquidation preference), ordinary shares (with liquidation preference), Class B, C, D, E, F1 and F2 Shares, all at EUR 0.01 par value, and the only class of outstanding shares without a liquidation preference was the Class A ordinary shares. Therefore, under U.S. GAAP, earnings per share had to be computed based on the outstanding Class A ordinary shares. For additional information, see Note 8 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F and see “Item 5. Operating and Financial Review and Prospects — Comparison of Results of Operations for 2014, 2013 and 2012 — Earnings Per Share.”

(2)
We prepare this non-GAAP measure to eliminate the impact of items that we do not consider indicative of our overall operating performance. To arrive at our non-GAAP net income (loss), we exclude share-based compensation expense from our U.S. GAAP net income (loss). We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:

•
We believe that elimination of share-based compensation expense is appropriate because treatment of this item may vary for reasons unrelated to our overall operating performance;

•
We use this non-GAAP measure in conjunction with our U.S. GAAP financial measure for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance;

•
We believe that this non-GAAP measure provides better comparability with our past financial performance, facilitates better period-to-period comparisons of operational results and may facilitate comparisons with similar companies, many of which may also use similar non-GAAP financial measures to supplement their U.S. GAAP reporting; and

•
Our investor presentations and those of securities analysts include non-GAAP measures to evaluate our overall operating performance.

Non-GAAP measures should not be considered as an alternative to gross profit, income (loss) from operations, net income (loss) or any other measure of financial performance calculated and presented in accordance with U.S. GAAP. Our non-GAAP measure may not be comparable to similarly titled measures of other organizations because other organizations may not calculate non-GAAP measures in the same manner. See “Item 5. Operating and Financial Review and Prospects — Key Performance Indicators — Reconciliation of Non-GAAP Measures.” Set forth below is the reconciliation of Net Income (Loss) Before Share-Based Compensation to Net Income (Loss):
	Year ended December 31,
	2014	2013	2012	2011
	(in thousands)
Net Income (Loss)	$(30,084)	$19,920	$(53)	$(13,386)
Share-Based Compensation	76,853	13,131	1,855	1,118
Net Income (Loss) Before Share-Based Compensation	$46,769	$33,051	$1,802	$(12,268)

B.   Capitalization and Indebtedness
Not applicable.
C.   Reasons for the Offer and Use of Proceeds
Not applicable.
D.   Risk Factors
An investment in our ordinary shares involves a high degree of risk. An investor should carefully consider the risks and uncertainties described below and the other information in this Annual Report on Form 20-F before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs and, as a result, the market price of our ordinary shares could decline and an investor could lose all or part of its investment. This Annual Report on Form 20-F also contains forward-looking statements that involve risks and uncertainties. See “Introduction — Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements.
Risks Related to Our Business
There is no assurance that monocular camera processing will be the dominant sensor modality in the ADAS industry.
Although we believe that monocular camera processing, the technology behind our ADAS, is, and will continue to be, the industry standard for ADAS, it is possible that other sensor modalities, such as radar or lidar — or a new, disruptive modality based on new or existing technology — will achieve acceptance or dominance in the market. If ADAS based on other sensory modalities gain acceptance by the market, regulators and safety organizations in place of or as a substitute for monocular camera processing, and we do not win additional production models to the same extent as we have to date, our business, results of operations and financial condition would be adversely affected.

If we are unable to develop and introduce new ADAS functions and improve existing functions in a cost-effective and timely manner, our business, results of operations and financial condition would be adversely affected.
Our business and future operating results will depend on our ability to complete development of existing ADAS programs and to develop and introduce new and enhanced ADAS functions that incorporate the latest technological advancements in outdoor image processing hardware, software and camera technologies and to satisfy evolving customer, regulatory and safety rating requirements. This will require us to invest resources in research and development and also require that we:
•
design innovative and safety- and comfort-enhancing features that differentiate our products from those of our competitors;

•
cooperate effectively on new designs with our OEM and Tier 1 customers;

•
respond effectively to technological changes or product announcements by our competitors; and

•
adjust to changing market conditions and regulatory and rating standards quickly and cost-effectively.

If there are delays in or we fail to complete our existing and new development programs, we may not be able to win additional production models or satisfy our OEM customers’ requirements, and our business, results of operations and financial condition would be adversely affected. In addition, we cannot assure you that our investment in research and development will lead to any corresponding increase in revenue, in which case our business, results of operations and financial condition would also be adversely affected.
We depend on STMicroelectronics N.V. to manufacture our EyeQ® chips.
We currently purchase all of our EyeQ® chips from STMicroelectronics N.V. All of our EyeQ® chips are currently produced at a single facility in France. Since our EyeQ® chip is incorporated in all of our products, any problems that occur and persist in connection with the manufacture, delivery, quality or cost of the assembly and testing of our EyeQ® chips could have a material adverse effect on our business, results of operations and financial condition that might not be fully offset by any inventory of EyeQ® chips that we maintain. Because of the complex proprietary nature of our EyeQ® chips, any transition from STMicroelectronics N.V. to a new supplier or, if there were a disaster at the facility, bringing a new facility online, would take a significant period of time to complete and could potentially result in our having insufficient inventory, which could adversely affect our business, results of operations and financial condition. In addition, our contractual relationship with STMicroelectronics N.V. does not lock in rates for the long term, and both we and STMicroelectronics N.V. are free to terminate the arrangement at any time. Further, we are vulnerable to the risk that STMicroelectronics N.V. may become bankrupt.
We may incur material costs as a result of actual or alleged product defects, product liability suits, and warranty and recall claims.
Our software and EyeQ® chips are complex and could have, or could be alleged to have, defects in design or manufacturing or other errors or failures. STMicroelectronics N.V. is responsible for quality control and procedures for testing and manufacturing of our EyeQ® chips to our specifications, but we retain liability for failure in production caused by defective EyeQ® chip design or error, or if the software design does not function as represented. Material defects in any of our products could thus result in decreasing revenues due to adverse publicity, increased operating costs due to legal expenses and the possibility of consumer products liability. Although we have product liability insurance of up to an aggregate of  $50 million, there is no assurance that such insurance will be adequate to cover all of our potential losses. Accordingly, we could experience significant costs, including defense costs, if we were required to recall our products or if we experience material warranty or product liability losses in the future. Product liability claims present the risk of protracted litigation, financial damages, legal fees and diversion of management’s attention from the operation of our business. We use disclaimers, limitations of liability and similar provisions in our agreements, but we have no assurance that any or all of these provisions will prove to be effective barriers to product liability claims.

Furthermore, the automotive industry in general is subject to litigation claims due to the nature of personal injuries that result from traffic accidents. As a provider of products related to, among other things, preventing traffic accidents, we could be subject to litigation for traffic-related accidents, even if our products or services or the failure thereof did not cause any particular accident. The emerging technologies of ADAS and autonomous driving have not yet been litigated or legislated to a point whereby their legal implications are well documented. As a provider of such products, we may become liable for losses that exceed the current industry and regulatory norms. If such a punitive liability landscape develops, we may also incur demand-related losses due to a reduction in the number of OEMs offering such technology.
In the event that we are required to pay significant damages as a result of one or more lawsuits that are not covered by insurance or that exceed our coverage limits, it could materially harm our business, results of operations and financial condition. The defense against such claims — even if they are ultimately unsuccessful — could cause us to incur significant expenses and result in a diversion of management’s attention.
In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of such products if the defect or the alleged defect relates to motor vehicle safety. OEMs are increasingly looking to their suppliers for contribution when faced with product liability, warranty and recall claims. Depending on the terms under which we supply our products, an OEM may hold us (through our Tier 1 customer that sold our products to the OEM) responsible for some or all of the entire repair or replacement costs of these products under the OEM’s new vehicle warranties. Our costs associated with recalls or providing product warranties could be material. Product liability, warranty and recall costs could have an adverse effect on our business, results of operations and financial condition.
We invest effort and money seeking OEM validation of our products, and there can be no assurance that we will win production models, which could adversely affect our future business, results of operations and financial condition.
We invest effort and money from the time of our initial contact with an OEM to the date on which the OEM chooses our technology for ADAS applications to be incorporated into one or more specific vehicle models to be produced by the OEM. The OEM acquires our products through a Tier 1 supplier, which integrates our proprietary software and EyeQ® chip into a complete ADAS product that it manufactures. This selection process is known as a “design win.” We could expend our resources without success. After a design win, it is typically quite difficult for a product or technology that did not receive the design win to displace the winner until the OEM issues a new request for quotation (“RFQ”) because it is very unlikely that an OEM will change complex technology until a vehicle model is revamped. In addition, the firm with the winning design may have an advantage with the OEM going forward because of the established relationship between the winning firm and such OEM, which could make it more difficult for such firm’s competitors to win the designs for other production models. If we fail to win a significant number of OEM design competitions in the future, our business, results of operations and financial condition would be adversely affected.
The period of time from a design win to implementation is long and we are subject to the risks of cancellation or postponement of the contract or unsuccessful implementation.
Our products are technologically complex, incorporate many technological innovations and are typically intended for use in safety applications. Prospective OEM customers generally must make significant commitments of resources to test and validate our products before including them in any particular model vehicle. The development cycles of our products with new OEM customers are approximately one to three years after a design win, depending on the OEM and the complexity of the product. These development cycles result in our investing our resources prior to realizing any revenues from the production models. Further, we are subject to the risk that an OEM cancels or postpones implementation of our technology, as well as that we will not be able to implement our technology successfully. Further, our sales could be less than forecast if the vehicle model is unsuccessful, including for reasons unrelated to our technology. Long development cycles and product cancellations or postponements may adversely affect our business, results of operations and financial condition.
We are dependent on our Founders.
We are dependent on Professor Amnon Shashua, our co-Founder, Chief Technology Officer, Chairman and a director, and Mr. Ziv Aviram, our co-Founder, President, Chief Executive Officer and a

director. We refer to them as our “Founders.” Both Founders have substantial equity holdings in us. Mobileye Vision Technologies Ltd., our Israeli subsidiary (“MVT”), has entered into employment agreements with Professor Shashua and Mr. Aviram. Under these agreements, Professor Shashua and Mr. Aviram are also not permitted to compete with us or to hire our employees during the term of their employment and for 18 months thereafter if they were to leave our company for any reason. Furthermore, each of Professor Amnon Shashua and Ziv Aviram has agreed not to terminate his employment until the earlier of the third anniversary of the closing of our IPO, or August 6, 2017, or an Acquisition (as defined), and has agreed not to compete with us or to solicit any of our employees, subject to customary exceptions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Company Founders Agreement.” The enforceability of non-competition covenants in Israel is subject to limitations. In addition, we do not have key-man life insurance for either of our Founders.
Pursuant to his employment agreement, Professor Shashua is permitted to spend up to 50 hours per month on teaching and graduate student supervision at the Hebrew University and on business activities unrelated to us, so long as such activities do not involve companies in businesses substantially similar to our business. Pursuant to his agreement, Mr. Aviram is also permitted to spend up to 20 hours per month on business activities unrelated to us so long as such activities do not involve companies in businesses substantially similar to our business. Professor Shashua is a co-founder and the Chief Technology Officer and Chairman of OrCam, which recently launched an assistive product for the visually impaired based on advanced computerized visual interpretation capabilities. Mr. Aviram is also a co-founder and is the President and Chief Executive Officer of OrCam. Each of them is expected to spend a part of his permitted time unrelated to us on OrCam. For additional information about our relationship with OrCam, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with OrCam Technologies Ltd.” The loss of either Professor Shashua or Mr. Aviram or other key members of management, or a significant diminution in their contribution to us, could adversely affect our business, financial condition or results of operations.
We may be unable to attract and retain key personnel, which could seriously harm our business.
We compete in a market that involves rapidly changing technological and other developments, which requires us to employ a workforce with a broad set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, retain and develop the necessary software, engineering, technical and other personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. The market for qualified personnel is competitive and we may not succeed in recruiting additional personnel, retaining current personnel or effectively replacing current personnel who may depart. We cannot assure you that qualified employees will continue to be employed by us or that we will be able to attract and retain additional qualified personnel in the future. Failure to retain or attract key personnel could have an adverse effect on our business, results of operations and financial condition.
We depend on licenses for certain technologies from third parties for which we pay royalties.
We integrate certain technologies developed and owned by third parties into our products, including the central processing unit core of our EyeQ® chips, through license and technology transfer agreements. Under these agreements, we are obligated to pay royalties for each unit of our products that we sell that incorporates such third party technology. If we are unable to maintain our contractual relationships with the third party licensors on which we depend, we may not be able to find replacement technology to integrate into our products on a timely basis or for a similar royalty fee, in which case our business, results of operations and financial condition would also be adversely affected.
Our aftermarket segment is subject to a number of risks, including our ability to forecast demand for our aftermarket products, our ability to market our aftermarket products effectively and risks related to the manufacture of our aftermarket products in China.
We sell our aftermarket products in part through independent dealers and distributors worldwide. If we and our dealers and distributors do not forecast demand accurately, we may not be able to supply them with sufficient products in a timely manner, which could cause our results of operations to suffer and adversely affect our relationships with our dealers and distributors. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. Failure to maintain relationships with dealers and distributors, or to expand our aftermarket products distribution channels, could have an adverse effect on our business, results of operations and financial condition.
ADAS aftermarket products are also relatively new. We seek to sell our aftermarket products in bulk to fleets, telematics providers, insurance companies and other potential bulk purchasers as a way for them to, depending on their particular needs, monitor and analyze driver behavior, set premiums, reduce costs and otherwise prevent accidents. If we are not able to market our aftermarket products effectively, our business, results of operations and financial condition could be adversely affected.
Furthermore, our aftermarket products are manufactured by a contract manufacturer in China that provides surface-mount technology services as well as assembly, testing, packaging and logistics services. The Chinese contract manufacturer is subject to laws, regulations, duties and tariffs of the Chinese government. In the future China may eliminate, adjust or impose new quotas, duties, tariffs, safeguard measures, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, product safety regulations or other charges or restrictions, any of which could affect our ability to procure our aftermarket products or sell our aftermarket products at affordable prices, which, in turn, could adversely affect our business, results of operations and financial condition. If we had to replace this contract manufacturer for any reason, we believe it could take between four to nine months to have a new manufacturer at full capacity. There is no assurance that the costs of such a new arrangement might not exceed our current costs, and during the transition period, it is possible that we might not have sufficient inventory and our aftermarket sales and results of operations could be adversely affected.
In addition, we use a broad range of manufactured components and raw materials in our aftermarket products, including electronic and electro-mechanical components, finished sub-components, molded plastic and rubber parts. Some of the parts for our aftermarket products, including the camera and certain mechanical parts, are provided by sole suppliers. Replacing those parts would take time and could also involve engineering efforts. Although we maintain inventory of product parts, it is possible that the amount of products needed at any given time will exceed our inventory levels, which would hinder our ability to sell aftermarket products. Moreover, if the costs for products components increase, and we cannot pass the increased costs on to our customers in whole or in part, the profitability of our aftermarket segment would decrease.
Our business would be adversely affected if certain OEMs were to change their ADAS technology and not include our products in future models.
In 2014, sales through our Tier 1 suppliers to each of four OEMs accounted for more than 10% of our total revenues. Revenues related to these four main OEM customers were comprised of sales attributable to 85 car models of which four production programs each accounted for more than 10% of our total revenues. We currently are in production phase with 22 OEMs for 247 car models by 2016 through arrangements with Tier 1 companies. We also have a number of advanced development and production programs with other OEMs. We have separate production programs for each vehicle model included in an RFQ that incorporates our products. However, if any OEM were to determine not to incorporate our technology in their future models generally, or if we fail to win a significant number of additional future models from one or more OEMs, our business, results of operations and financial condition would be adversely affected.
If we do not maintain sufficient inventory, we could lose sales.
Changing consumer demands and uncertainty surrounding new vehicle model launches could expose us to inventory risk. Demand for ADAS technology, particularly vehicle models containing our products, could change unexpectedly, and it is possible that we will not be able to time our purchases of inventory to coincide with OEM requirements. We cannot assure you that we can accurately predict OEM demand and avoid under-stocking our EyeQ® chips, which could cause us to lose sales.
We may not be able to adequately protect or enforce our intellectual property rights, and our efforts to do so may be costly.
If we are not able to adequately protect or enforce the proprietary aspects of our technology, competitors could be able to access our proprietary technology and our business, results of operations and financial condition could be adversely affected. We currently attempt to protect our technology through a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and similar means. Despite our efforts, other parties may attempt to disclose, obtain or use our technologies or systems. Our competitors may also be able to independently develop similar products or design around our patents. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. As a result, we may not be able to protect our proprietary rights adequately in the United States or abroad.
In addition, any litigation initiated by us concerning the violation by third parties of our intellectual property rights is likely to be expensive and time-consuming and could lead to the invalidation of, or render unenforceable, our intellectual property, or could otherwise have negative consequences for us. We have been, and in the future may be, a party to claims and litigation as a result of alleged infringement by third parties of our intellectual property. Even when we sue other parties for such infringement, that suit may have adverse consequences for our business. Any such suit may be time-consuming and expensive to resolve and may divert our management’s time and attention from our business. Furthermore, it could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based, which would seriously harm our business.
We may become subject to litigation brought by third parties claiming infringement by us of their intellectual property rights.
The industry in which our business operates is characterized by a large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which may appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation globally involving patents and other intellectual property rights. We could become subject to claims and litigation alleging infringement by us of third-party patents and other intellectual property generally, including by academic institutions. These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages, impose temporary or permanent injunctions against our products or business operations, or invalidate or render unenforceable our intellectual property. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products may infringe. If any of our products infringes a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on any alleged infringement of such products, we could be prevented from selling, or elect not to sell, such products unless we obtain a license, which may be unavailable. Alternatively, we could be forced to pay substantial royalties or to redesign one or more of our products to avoid any infringement or allegations thereof. Additionally, we may face liability to our customers, business partners or third parties for indemnification or other remedies in the event that they are sued for infringement in connection with their use of our products.
We also may not be successful in any attempt to redesign our products to avoid any alleged infringement. A successful claim of infringement against us, or our failure or inability to develop and implement non-infringing technology, or license the infringed technology, on acceptable terms and on a timely basis, could materially adversely affect our business and results of operations. Furthermore, such lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention from our business, which could seriously harm our business. Also, such lawsuits, regardless of their success, could seriously harm our reputation with our OEMs and Tier 1 customers and in the industry at large.
We may be required to pay monetary remuneration to employees who develop inventions, even if the rights to such inventions have been assigned to us.
We enter into agreements with our employees pursuant to which such individuals agree that any inventions created in the scope of their employment are assigned to us or owned exclusively by us, depending on the jurisdiction, without the employee retaining any rights. A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Recent decisions by the Committee and the Israeli Supreme Court have created uncertainty in this area, as the Supreme Court held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. There is currently a motion pending before the Israeli Supreme Court challenging a May 2014 decision of the Committee that provided that, depending on the circumstances, a generally phrased waiver of claims may suffice as a waiver of the right to receive remuneration under the Patents Law. Further, the Committee has not yet determined the method for calculating this Committee-enforced remuneration. Although our employees have agreed that any rights related to their inventions are owned exclusively by us, we may face claims demanding remuneration in consideration for such acknowledgement. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.
In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.
We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.
We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.
If we acquire companies, assets, products or technologies, we may face integration risks and costs associated with those acquisitions that could adversely affect our business, results of operations and financial condition.
If we are presented with appropriate opportunities, we may acquire or make investments in complementary companies, products or technologies. We do not have any present commitments to acquire any specific companies, assets, products or technologies, and there can be no assurance that we will be able to do so. Furthermore, such acquisition may be subject to shareholder approval under the provisions of Dutch law or the requirements of the NYSE, which may not be obtained. If we acquire any such companies, assets, products or technologies, we may face risks, uncertainties and disruptions associated with the integration process, including difficulties in the integration of the operations of an acquired company, integration of acquired technology with our products, diversion of our management’s attention from other business concerns, the potential loss of key employees or customers of the acquired business and impairment charges if future acquisitions are not as successful as we originally anticipate. In addition, our operating results may suffer because of acquisition-related costs or amortization expenses or charges relating to acquired intangible assets. Any failure to successfully integrate other companies, assets, products or technologies that we may acquire may have a material adverse effect on our business and results of operations. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our existing shareholders.
Disruptions to our IT system may disrupt our operations and materially adversely affect our business and results of operations.
Our servers and equipment may be subject to computer viruses, break-ins and similar disruptions from unauthorized tampering with computer systems. We can provide no assurance that our current information technology (“IT”) system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. A cyber-attack that bypasses our IT security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information. Any such event could have a material adverse effect on our business until we recover using our back-up information. To the extent that such disruptions or uncertainties result in delays or cancellations of customer programs or misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected.
Although we had net income in accordance with U.S. GAAP in the year ended December 31, 2013, we had a net loss in accordance with U.S. GAAP in the year ended December 31, 2014, and there is no assurance that we will become and remain profitable.
Mobileye has a history of losses. Although we were profitable on both an operating profit and net income basis as determined in accordance with U.S. GAAP in 2013, we had a net loss in accordance with U.S. GAAP in 2014 and an accumulated deficit of  $131.0 million as of December 31, 2014. If our revenue does not grow sufficiently, or if increases in our research and development costs and other operating expenses are not followed by commensurate increases in revenue, our business, results of operations and financial condition will be adversely affected. Additionally, we might not be able to decrease our research and development costs or our operating expenses, many of which are fixed, if our revenue does not grow at a sufficient rate. Therefore, we cannot assure you that we will maintain or increase our profitability in the future.
We may need to raise additional capital in the future, which may not be available on terms acceptable to us, or at all.
Since inception through December 31, 2014, our accumulated deficit was $131.0 million and we generated net income only in 2013. A majority of our operating expenses are for research and development activities. Our capital requirements will depend on many factors, including, but not limited to:
•
technological advancements;

•
market acceptance of our products and product enhancements, and the overall level of sales of our products;

•
research and development expenses;

•
our relationships with OEMs, Tier 1 customers and suppliers;

•
our ability to control costs;

•
sales and marketing expenses;

•
enhancements to our infrastructure and systems and any capital improvements to our facilities;

•
potential acquisitions of businesses and product lines; and

•
general economic conditions, including the effects of international conflicts and their impact on the automotive industry in particular.

If our capital requirements are materially different from those currently planned, we may need additional capital sooner than anticipated. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders at that point in time will be reduced. Additional financing may not be available on favorable terms, on a timely basis, or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to continue our operations as planned, develop or enhance our products, expand our sales and marketing programs, take advantage of future opportunities or respond to competitive pressures.
We are exposed to currency fluctuations.
Although our financial results are reported in U.S. dollars, a significant portion of our operating expenses are accrued in New Israeli Shekels (primarily related to payroll) and, to a lesser extent, the Euro and other currencies. Our profitability is affected by movements of the U.S. dollar against the New Israeli Shekel, and, to a lesser extent, the Euro and other currencies in which we generate revenues, incur expenses and maintain cash balances. We generate revenues in New Israeli Shekels that partially offset the New Israeli Shekel exposure. Our prices in most countries are denominated primarily in U.S. dollars. Although our products are mainly purchased in U.S. dollars, foreign currency fluctuations may also affect the prices of our products. If there is a significant devaluation of a particular currency, the prices of our products will increase relative to the local currency and may be less competitive. Despite our efforts to minimize foreign currency risks, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of New Israeli Shekel and, to a much lesser extent, the Euro and other currencies against the U.S. dollar could have an adverse effect on our profitability and financial condition. For example, an increase of 1% in the value of the New Israeli Shekel against the U.S. dollar would have increased our expenses by approximately $0.3 million in the year ended December 31, 2014. Although we seek to limit our exposure to currency exchange rate risk by maintaining similar levels of assets and liabilities in New Israeli Shekels and U.S. dollars, to the extent commercially feasible, we cannot fully eliminate the effects of currency fluctuations.
We are subject to risks associated with doing business globally.
Our operations are subject to risks inherent in conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. In addition to risks related to currency exchange rates, these risks include changes in exchange controls, changes in taxation, importation limitations, export control restrictions, changes in or violations of applicable laws, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010, economic and political instability, disputes between countries, diminished or insufficient protection of intellectual property, and disruption or destruction of operations in a significant geographic region regardless of cause, including war, terrorism, riot, civil insurrection or social unrest. Failure to comply with, or material changes to, the laws and regulations that affect our global operations could have an adverse effect on our business, results of operations and financial condition.
Risks Related to Our Industry
Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.
Our business depends on, and is directly affected by, the global automobile industry. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rate levels and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by our OEM customers’ ability to continue operating in response to challenging economic conditions, such as the financial crisis that began in 2007, and in response to labor relations issues, regulatory requirements, trade agreements and other factors. Globally, OEMs and their suppliers continue to experience significant difficulties from weakened economies and tightened credit markets, and many are still recovering from the financial crisis. The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year, and such fluctuations give rise to fluctuations in the demand for our products. Any significant adverse change in any of these factors, including, but not limited to, general economic conditions and the resulting bankruptcy of an OEM customer or the closure of an OEM manufacturing facility, may result in a reduction in automotive sales and production by our OEM customers, and could have a material adverse effect on our business, results of operations and financial condition.
If there is a slowing of the increasing requirements for active safety technology, our business, results of operations and financial condition would be adversely affected.
We have seen an increased demand for our technology and the growth of our business that correlates with driver awareness and acceptance of the safety features our ADAS provides. This acceptance and awareness is primarily due to the influence of regulators and safety organizations that provide both mandates and incentives, such as star ratings, to OEMs to include active safety technology in their vehicle models. We believe that this trend in regulation and ratings will continue and even accelerate over the next decade, thus increasing awareness and acceptance of, and consequently demand for, active safety technology. However, should there be a slowing of the increasing requirements for active safety technology, our growth might be limited and our business, results of operations and financial condition would be adversely affected.
If our OEM customers are unable to maintain and increase consumer acceptance of ADAS technology, our business, results of operations and financial condition would be adversely affected.
Our future operating results will depend on the ability of OEMs to maintain and increase consumer acceptance of ADAS generally and of our camera-based technology and autonomous driving specifically. There is no assurance that OEMs can achieve these objectives. Market acceptance of ADAS, our camera-based technology and autonomous driving depends upon many factors, including regulatory requirements, evolving safety standards, cost and driver preferences. Market acceptance of our products also depends on the ability of market participants, including Mobileye, to resolve technical challenges for increasingly complex ADAS in a timely and cost-effective manner. Consumers will also need to be made aware of the advantages of our camera-based ADAS compared to competing technologies, specifically those with different sensor modalities such as radar or lidar. If consumer acceptance of ADAS technology in the OEM market does not increase, sales of our aftermarket products could also be adversely affected.
Autonomous driving is a complex set of technologies and there is no assurance that additional autonomous driving applications will develop in the near future or that a market for fully autonomous driving will develop.
Autonomous driving is a complex set of technologies, which requires the continuing development of both sensing technology and control technology. Functions and capabilities are in different stages of development and their reliability must continue to improve in order to meet the higher standards required for autonomous driving. Sensing technology provides information to the car and includes new sensors, communication and guidance technology, and software. Although we have design wins with four OEMs and development programs with four additional OEMs for hands-free highway driving, there can be no assurance that we can finalize the development and validate that our technology has the necessary reliability for fully autonomous driving. Similarly, we are still in early development of our next generation self-driving features (namely, our country road capabilities and city traffic capabilities), which will require significant algorithmic innovation by us. There can be no assurance that we can complete such development in a timely manner. If we cannot achieve design wins for these additional capabilities or if, following any such design win, our product is not fully validated and does not go into serial production, our future business prospects and results of operations could be materially adversely affected.
Further, we do not develop control technology for serial production, such as brakes and steering. Although control functions already are in production for such applications as Autonomous Emergency Braking, Lane Keeping and Assist and Adaptive Cruise Control, there can be no assurance that those applications can be developed and validated at the high reliability standard required in a cost-effective and timely manner. If the control technology is not ready to be deployed in vehicle models when our sensing technology is ready, launch of serial production could be delayed, perhaps for a significant time period, which could also materially adversely affect our business, results of operations and financial condition. There are also a number of additional challenges to autonomous driving, all of which are not within our control, including market acceptance of autonomous driving, particularly fully autonomous driving, state licensing requirements, concerns regarding electronic security and privacy, actual and threatened litigation (whether or not a judgment is rendered against us) and the general perception that the vehicle is not safe because there is no human driver. There can be no assurance that the market will accept any vehicle model including our technology, in which case our future business, results of operations and financial condition could be adversely affected.
We operate in a highly competitive market.
The ADAS industry is highly competitive. Competition is based primarily on technology, innovation, quality, delivery and price. Our future success will depend on our ability to develop superior advanced technology and to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors. Although we believe that we are the only provider of ADAS with the amount and type of validation data necessary to compete effectively in the ADAS industry, and that there are significant other barriers to developing a feasible competing sensory modality, we face potential competition from Tier 1 companies and other technology companies, some of which have significantly greater resources than we do. For example, Google Inc.’s autonomous car program has received significant public attention. It is possible that a competitor or potential competitor, including Google Inc., could create a competitive ADAS that gains significant market share, although we believe that they would experience the same five-to-seven year development timeline with an OEM as we do. If we were to lose a significant number of design wins to a new entrant, our future business, results of operations and financial condition would be adversely affected.
Risks Related to Operations in Israel
Conditions in Israel affect our operations and may limit our ability to produce and sell our products.
Although we are incorporated under the laws of The Netherlands, our headquarters and research and development center are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there continues to be unrest and terrorist activity in Israel, which has continued with varying levels of severity, and ongoing hostilities and armed conflicts between Israel and the Palestinian Authority and other groups in the West Bank and Gaza Strip. The effects of these hostilities and violence on the Israeli economy and our operations are unclear, and we cannot predict the effect on us of a further increase in these hostilities or any future armed conflict, political instability or violence in the region. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli aftermarket product subcontractors and suppliers may cease operations, which may cause delays in the distribution and sale of our aftermarket products. In the event that our principal executive office is damaged as a result of hostile action, or hostilities otherwise disrupt the ongoing operation of our offices, our ability to operate could be materially adversely affected. Furthermore, since 2011, there has been civil war in Syria and since early 2013, the region has seen the growth of the “Islamic State” and increased internal hostilities in Iraq. The impact of these circumstances on Israel’s relations with its Arab neighbors, in general, or on our operations in the region, in particular, remains uncertain. The establishment of new fundamentalist Islamic regimes or governments more hostile to Israel could have serious consequences for the peace and stability in the region, place additional political, economic and military confines upon Israel, materially adversely affect our operations and limit our ability to sell our products to countries in the region.
Additionally, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries and groups have imposed or may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain manufactured components and raw materials from these countries or sell our products to companies in these countries.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our business, results of operations and financial condition.
Our operations may be disrupted by the obligations of personnel to perform military service.
Some of our employees in Israel are obligated to perform annual reserve duty in the Israeli military and are subject to being called for additional active duty under emergency circumstances. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, and it is possible that there will be additional call-ups in the future. We cannot predict the full impact of these conditions on us in the future, particularly if emergency circumstances or an escalation in the political situation occurs. If many of our employees are called for active duty, our operations in Israel and our business may not be able to function at full capacity, and our business, results of operations and financial condition could be adversely affected.
The tax benefits that are available to us under Israeli law require us to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.
Our Israeli subsidiary was eligible for certain tax benefits provided to “Benefited Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In May 2014, our Israeli subsidiary made an election, effective as of January 1, 2014, under the Investment Law to change its tax status from a “Benefited Enterprise” to a “Preferred Company” in connection with a July 2014 ruling we received from the Israeli Tax Authority. We believe this ruling will provide us with benefits, subject to the fulfillment of conditions stipulated in the Investment Law and in accordance with the terms and conditions of the law and of the ruling. Specifically, the standard corporate tax rate for Israeli companies was increased to 25% in 2012 and 2013 and further increased to 26.5% for 2014 and thereafter. We expect to benefit from a tax rate of 9% as a “Preferred Company.” If these tax benefits are reduced, cancelled or discontinued, for whatever reason including lack of compliance with the requirements of the law and the ruling, our Israeli taxable income would be subject to standard Israeli corporate tax rates and we may be required to refund any tax benefits that we have already received, plus indexation, interest and penalties thereon. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Material Israeli Tax Considerations and Government Programs — Israeli Taxation and Government Programs — Law for Encouragement of Capital Investments, 1959.” The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investment Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our global tax rate and our results of operations. See Note 9 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F for a discussion of our current tax obligations. See also “Item 5. Operating and Financial Review and Prospects — Corporate Information and Reorganization.”
Our income tax rate is complex and subject to uncertainty.
Computations of our taxes on income and withholding obligations are complex because they are based on the laws of numerous taxing jurisdictions. These computations require significant judgment on the application of complicated rules governing accounting for tax provisions under GAAP. The international nature of our structure and operations creates uncertainties as to the allocation of our global results among the various jurisdictions in which we operate as a result of different rules regarding taxable presence and changes thereto, allocations and transfer pricing. Taxes on income for interim quarters is based on a forecast of our global tax rate for the year, which includes forward looking financial projections. Such financial projections are based on numerous assumptions, including the expectations of profit and loss by jurisdiction. We may not accurately forecast the various items that comprise the projections. In addition, in connection with our reorganization into Israel (see “Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Operating Results — Reorganization”), although we have received opinions from Cyprus counsel and Dutch counsel that the reorganization should not result in any tax liabilities under the laws of Cyprus or The Netherlands, there can be no assurance that the relevant tax authorities might determine that such taxes are not owed.

Risks Related to Our Ordinary Shares
The market price of our ordinary shares may fluctuate, and you could lose all or part of your investment.
The stock market in general has been, and the market price of our ordinary shares in particular is, subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our ordinary shares on the New York Stock Exchange (the “NYSE”) may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:
•
announcements by regulators, new car assessment programs and other safety organizations regarding ADAS and related technology;

•
market acceptance of our products;

•
announcements of the results of research and development projects by us or our competitors;

•
announcements by others relating to ADAS technology and its adoption by OEMs;

•
development of new competitive systems and products by others;

•
changes in earnings estimates or recommendations by securities analysts;

•
developments concerning our intellectual property rights;

•
loss of key personnel, particularly our Founders;

•
changes in the cost of satisfying our warranty obligations;

•
loss of key customers;

•
delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•
changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

•
changes in our research and development and operating expenditures;

•
variations in our and our competitors’ results of operations and financial condition;

•
our sale or proposed sale or the sale by our significant shareholders of our ordinary shares or other securities in the future; and

•
general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses being incurred by our investors. Market prices for securities of technology companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation in the United States. If we were involved in securities litigation, it could impose a substantial cost upon us and divert the resources and attention of our management from our business.
Our financial results may vary significantly from quarter-to-quarter due to a number of factors.
Our quarterly revenue and results of operations may vary significantly from quarter-to-quarter. These fluctuations are due to numerous factors, including:
•
fluctuations in demand for our products;

•
our ability to correlate our inventory purchases with OEM orders;

•
seasonal cycles in consumer spending on vehicles;

•
our ability to design, manufacture and deliver products in a timely and cost-effective manner;

•
the timing of the introduction of new vehicle models containing our products;

•
our ability to timely obtain adequate quantities of the components used in our products;

•
unanticipated increases in costs or expenses; and

•
fluctuations in foreign currency exchange rates.

For example, we typically experience our lowest sales in the first calendar quarter, but this apparent seasonality has been partially masked because of our overall growth in revenues in recent years. The foregoing factors are difficult to forecast, and these, as well as other factors, could materially and adversely affect our quarterly and annual results of operations. In addition, a significant amount of our operating expenses are relatively fixed due to our research and development, manufacturing, sales and marketing and general administrative efforts. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations.
Your rights and responsibilities as our shareholder will be governed by Dutch law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.
We are incorporated under Dutch law and the rights and responsibilities of our shareholders are governed by our articles of association and Dutch law. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S jurisdictions. In the performance of its duties, our board of directors will be required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See “Item 6. Directors, Senior Management and Employees — Board Practices,” “Item 6. Directors, Senior Management and Employees — Directors and Senior Management” and “Item 10. Additional Information — Memorandum and Articles of Association — Differences in Corporate Law.”
Our Founders have a significant level of control over most matters requiring shareholder approval.
Professor Amnon Shashua and Mr. Ziv Aviram control 9.1% and 9.2%, respectively, of our ordinary shares. If they were to act in concert, our Founders would be able to exercise a significant level of control over most matters requiring shareholder approval, including the election of directors, amendment of our articles of association and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and could make the approval of certain transactions difficult without their support, including transactions in which you might otherwise receive a premium for your shares over the then-current market price. Further, our Founders are not prohibited from selling their interests in us to a third party and may do so without shareholder approval and without providing for a purchase of other shareholders’ ordinary shares. For additional information on these shareholdings, see “Item 6. Directors, Senior Management and Employees — Directors and Senior Management” and “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”
Our articles of association contain provisions that may discourage a takeover attempt.
Provisions of our articles of association impose various procedural and other requirements that may make it more difficult for shareholders to effect certain corporate actions and may make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders.
For example, our articles of association provide that our shareholders may only suspend or remove the members of our board of directors when two-thirds of the votes are cast in favor of the resolution for suspension or removal, provided that the votes cast in favor of the resolution represent more than 50% of all of our issued and outstanding shares. In addition, under our articles of association the following actions can only be taken by us when two-thirds of the votes are cast in favor of the resolution for taking the relevant action, provided that the votes cast in favor of the resolution represent more than 50% of all issued and outstanding shares:

•
amendment of our articles of association;

•
sale of all or substantially all of our business;

•
certain joint ventures and divestitures that require shareholder approval under Dutch law;

•
statutory merger or statutory demerger of the Company;

•
liquidation or dissolution of the Company; and

•
acquisitions of, and investments in, other companies for an amount in excess of 20% of our average market capitalization during a period of up to 30 days (as determined by our board of directors) prior to execution of a definitive agreement for the acquisition or investment.

In addition, all of the actions described above, as well as any acquisition by us of, or investment by us in, another company which is required to be approved by shareholders under Dutch law, can only be taken pursuant to a proposal by our board of directors.
See “Item 10. Additional Information — Memorandum and Articles of Association — General Meeting of Shareholders” for more detailed information.
Moreover, our general meeting of shareholders has adopted a resolution delegating to our board of directors the power to issue shares and to grant options, warrants or other rights to acquire shares, and to exclude pre-emptive rights with respect to all issuances of shares and grants of the right to acquire shares. This resolution will continue in force until July 10, 2019. We also expect to propose a similar resolution for approval in future annual shareholders meetings. Based on this delegation of authority, our board of directors will have the authority to issue shares at such prices (but generally not less than nominal value), and upon such terms and conditions, as our board of directors deems appropriate, based on its determination of what is in our best interests at the time shares are issued or the right to acquire shares is granted. Our board of directors also has the authority to exclude pre-emptive rights with respect to any issuance of shares or grant of the right to acquire shares, if, in its discretion, it believes that any such exclusion is in our best interests. Issuance of shares by our board of directors could, depending on the circumstances, have the effect of making it more difficult for a hostile acquirer to take control of the Company.
In evaluating a response to a takeover offer, whether hostile or friendly, our board of directors is required under Dutch law to take into account not only the interests of shareholders, but also the interests of all other stakeholders in the Company, including employees, creditors, customers and other contract parties. Under this legal standard, our board of directors would be authorized to reject a takeover offer that it views as less beneficial to the interests of our employees and other stakeholders than a competing offer, even if the rejected offer were for a higher price than the offer that is accepted. This rule would also apply in an “auction” situation where the Company is actively encouraging competing offers to acquire the Company or its business.
Only approximately one-third of our board of directors will be elected each year. The fact that not all of our directors will be elected each year could have the effect of delaying the date at which a hostile acquirer who acquires a controlling interest in our shares would be able to actually take control of the Company.
We are a holding company.
We are a holding company. Accordingly, our ability to conduct our operations, service any debt that we may incur in the future and pay dividends, if any, is dependent upon the earnings from the business conducted by our subsidiaries, particularly MVT, our Israeli subsidiary. The distribution of those earnings or advances or other distributions of funds by our subsidiaries to us, as well as our receipt of such funds, are contingent upon the earnings of our subsidiaries and are subject to various business considerations and applicable law, including the laws of The Netherlands and Israel. If our subsidiaries are unable to make sufficient distributions or advances to us, or if there are limitations on our ability to receive such distributions or advances, we may not have the cash resources necessary to conduct our corporate operations, which could have a material adverse effect on our business, results of operations and financial condition.

We do not expect to pay dividends in the foreseeable future.
We have not paid any dividends since our incorporation. Even if future operations were to lead to significant levels of profits that would allow us to pay dividends, we currently intend to retain all available funds for reinvestment in our business. Any decision to declare and pay dividends in the future will be made at the discretion of our general meeting of shareholders, acting pursuant to a proposal by our board of directors, and will depend on, among other things, our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors or general meeting of shareholders may deem relevant. Moreover, future dividend distribution may be subject to additional tax at MVT. Accordingly, investors cannot rely on dividend income from our ordinary shares and any returns on an investment in our ordinary shares will likely depend entirely upon any future appreciation in the price of our ordinary shares.
We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act of 1934, as amended (the “Exchange Act”), reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information (although we intend to provide quarterly information on Form 6-K), or current reports on Form 8-K, upon the occurrence of specified significant events. We also follow Dutch laws and regulations that are applicable to publicly traded Dutch companies listed outside the European Union (the “EU”). However, Dutch laws and regulations applicable to Dutch companies whose shares are not listed on an EU securities exchange do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or Form 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information, although we are subject to Dutch laws and regulations having substantially the same effect as Regulation FD. As a result of all of the above, you do not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.
As a foreign private issuer, we have the option to follow certain Dutch corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the NYSE requirements to have the Audit Committee appoint our external auditors, NYSE rules relating to quorums and record dates for shareholder meetings and NYSE rules requiring shareholders to approve equity compensation plans and material revisions thereto. See “Item 16G. Corporate Governance.” We may in the future elect to follow home country practices in The Netherlands with regard to other matters. As a result, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements. For an overview of our corporate governance practices, see also “Item 6. Directors, Senior Management and Employees — Board Practices.”

We do not comply with certain requirements of the Dutch Corporate Governance Code.
Dutch public companies are encouraged to comply with the provisions of the Dutch Corporate Governance Code adopted by the Dutch Corporate Governance Committee on December 9, 2003, as amended and restated in December 2008 (the “Dutch Code”). However, companies may elect not to comply with some or all of the provisions of the Dutch Code, provided that such non-compliance and the reasons for the non-compliance are disclosed. Most of the provisions of the Dutch Code are identical to, or substantially the same as, provisions applicable to publicly traded U.S. companies, and we intend to comply with those provisions of the Dutch Code. Other provisions of the Dutch Code, however, are contrary to customary market practice in the United States for publicly traded companies or are otherwise in our judgment inappropriate. See “Item 6. Directors, Senior Management and Employees — Board Practices — Dutch Corporate Governance Code.”
We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our ordinary shares less attractive to investors.
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we continue to be an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of SOX. As an “emerging growth company” we are required to report fewer years of selected historical financial data than that reported by other public companies. We may take advantage of these exemptions until we are no longer an “emerging growth company.” We could be an “emerging growth company” for up to five years from the date of our IPO, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter), in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.
The requirements of being a public company in the United States may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”
Since our IPO in August 2014, we have been required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and regulatory requirements is time consuming, results in increased costs to us and could have a negative effect on our business, results of operations and financial condition.
As a public company in the United States, we are subject to the reporting requirements of the Exchange Act and the requirements of SOX. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act (“SOX”) requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we have committed significant resources, hired additional staff and provided additional management oversight. We have also implemented additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies in the United States. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.
As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of SOX (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of SOX, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares. See “Item 15D. Controls and Procedures — Changes in International Control Over Financial Reporting” for a discussion of a material weakness in our internal control over financial reporting as of December 31, 2013 that we identified prior to our IPO.
We are required to disclose changes made in our internal controls and procedures annually and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. We could be an “emerging growth company” for up to five years from the date of our IPO. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.
If securities or industry analysts publish inaccurate or unfavorable research, or cease to publish research about our business, the price of our ordinary shares and our trading volume could decline.
The trading market for our ordinary shares could depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities or industry analysts commenced coverage of our company following our IPO, and the effects of their research reports could adversely affect the trading price for our ordinary shares. If one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. Further, if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly or too few analysts cover our company, demand for our ordinary shares could decrease, which might cause the price of our ordinary shares and trading volume to decline.
We may be classified as a passive foreign investment company and, as a result, our U.S. shareholders may suffer adverse tax consequences.
Generally, if  (taking into account certain look-through rules with respect to the income and assets of our subsidiaries) for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Such a characterization could result in adverse U.S. federal income tax consequences to our U.S. shareholders, including having gains realized on the sale of our ordinary shares be treated as ordinary income, as opposed to capital gain, and having interest charges apply to such sale proceeds. Because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. Based upon our calculations, we believe that we were not a PFIC in 2014. However, PFIC status is determined as of the end of a taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, we cannot assure you that we will not be a PFIC for 2015 or in any future year.

It may be difficult to enforce a U.S. judgment against us, our officers and directors in The Netherlands, Israel or the United States, or to assert U.S. securities laws claims in The Netherlands or Israel or serve process on our officers and directors.
We are incorporated in The Netherlands. None of our executive officers and a limited number of our directors are residents of the United States. Our principal offices and operations are located in the State of Israel. Our officers and some of our directors reside in the State of Israel and all or a significant portion of the assets of such officers and directors and substantially all of our assets are located in the State of Israel. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S., Israeli or Dutch court, or to effect service of process upon these persons in the United States. There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in The Netherlands unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally, subject to compliance with certain procedural requirements, grant the same judgment without a review of the merits of the underlying claim if  (i) the relevant judgment is a final and conclusive money judgment in personam (other than for multiple or punitive damages, or for a fine or a tax or a penalty); (ii) that judgment resulted from legal proceedings compatible with Dutch notions of due process; (iii) that judgment does not contravene public policy of The Netherlands; (iv) the jurisdiction of the U.S. federal or state court rendering the judgment was compatible with internationally accepted principles in respect of jurisdictional matters; (v) the judgment was not obtained by fraud; and (vi) no new admissible relevant evidence is admitted in the Dutch courts. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us or members of our board of directors or officers or certain experts named herein who are residents of The Netherlands or countries other than the United States. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors or officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in The Netherlands against us or such directors or officers, respectively. Similarly, there is doubt as to the enforceability in the State of Israel, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.
ITEM 4.   INFORMATION ON THE COMPANY
A.   History and Development of the Company
Our legal and commercial name is Mobileye N.V. We are a limited liability company (naamloze vennootschap) organized under the laws of The Netherlands. Our official registered office, principal executive offices and management headquarters are located at Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 9777513, Israel and our telephone number at that address is +972 2 541 7333.
We were founded in Israel in 1999 by Professor Amnon Shashua, our Chief Technology Officer, Chairman and a director, and Mr. Ziv Aviram, our President, Chief Executive Officer and a director, whom we refer to together as our Founders. In 2001, we incorporated Mobileye B.V. as the holding company in The Netherlands for all of our worldwide activities. In July 2003, Mobileye B.V. was converted into Mobileye N.V., a Dutch limited liability company. Our management is located in Israel.
On August 6, 2014, we closed our IPO in which we issued 8.325 million new ordinary shares for net proceeds of  $197.4 million (including proceeds from options that were exercised in connection with our IPO). We also listed our ordinary shares on the NYSE and they are traded under the symbol “MBLY.”
In January 2015, we filed a registration statement for a secondary public offering of ordinary shares to be sold by shareholders who acquired their shares prior to our IPO. As of the date of filing of this Annual Report on Form 20-F, the Company’s Board of Directors has not determined whether there will be sufficient demand on the part of selling shareholders to proceed with the proposed secondary offering.

Our capital expenditures for the years ended December 31, 2014, 2013 and 2012 were $5.6 million, $3.0 million and $1.6 million, respectively. Our current capital expenditures relate to increasing our headcount across Research and Development, Sales and Marketing and General and Administrative as well as for data storage at our recovery site.
B.   Business Overview
      Please see the Introduction to this Annual Report on Form 20-F for a glossary of certain terms and acronyms used herein.
Mobileye is the global leader in the design and development of software and related technologies for camera-based Advanced Driver Assistance Systems (“ADAS”). Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Our products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items, as well as to identify and read traffic signs and traffic lights. Our products combine high performance, low energy consumption and low cost, with automotive-grade standards. Our technology was first included in serial models in 2007. We estimate that our products were installed in approximately 5.2 million vehicles worldwide through December 31, 2014. As of December 31, 2014, our technology is available in 160 car models from 18 original equipment manufacturers. Further our products have been selected for implementation in serial production of 247 car models from 22 OEMs by 2016. Mobileye’s more than 16 years of research and development and data collected from millions of miles of driving experience give us a significant technological lead. For the past seven years, we have won more than 80% of the serial productions for which we have been requested to provide a quotation.
We believe that we are well-positioned to take advantage of two key industry trends:
•
The first trend is the evolution in the demand for ADAS, one of the fastest growing segments within the automotive electronics industry. The rapid increase in the demand for ADAS is driven by growing public acceptance and awareness of driver safety technologies and by the rising influence of regulators and national and international safety organizations that issue safety ratings to encourage manufacturers to include safety features in their new or revamped car models. As regulators and safety organizations continue to increase the types and functions of ADAS applications required to maintain high ratings, ADAS will become standard on more vehicle models and the market for our products will continue to expand significantly. Our experience to date validates the exponential increase in demand for ADAS technology. It took approximately five years from 2007 to ship the first 1.0 million EyeQ® chips. In the year ended December 31, 2014, we shipped approximately 2.7 million chips. Moreover, in early 2010 our technology was sourced by seven OEMs for inclusion in 36 car models. As of December 31, 2014, our technology is available in 160 car models from 18 OEMs worldwide.

•
The second trend is the race to develop autonomous driving. Autonomous driving will require ADAS technological innovations of increasing complexity. Completely autonomous driving, where the driver is not actively engaged in driving the vehicle for extended periods of time, cannot be achieved in one step. In the near future, we believe that there will be at least three technological innovations that are likely to revolutionize the driving experience. The first innovation involves hands-free-capable driving at highway speeds and in congested traffic situations. We have design wins from four OEMs to launch these features in 2015 – 2018, and are in development programs with four additional OEMs for potential launch in 2018. The next two innovations, which we believe could launch as early as 2018, are the inclusion of country road capabilities and city traffic capabilities. These innovations should require only minor additional sensing hardware, but significant algorithmic advances, which we are currently developing. We believe the cost of our enabling technology, including hardware, software, packaging and related elements, will be well within acceptable automotive industry levels, which will provide us with a competitive advantage and accelerate the migration of the technology from premium to mass market car models.

We offer the only camera-based ADAS technology that covers all major safety and convenience-related functions available in the market today:
•
Safety Functions

•
Lane functions — Lane Departure Warning (LDW) and Lane Keeping and Support (LKS);

•
Vehicle detection functions — Forward Collision Warning (FCW), Headway Monitoring and Warning (HMW), Adaptive Cruise Control (ACC), Traffic Jam Assist and Automatic Emergency Braking (AEB);

•
Pedestrian detection functions — Pedestrian Collision Warning (PDW) and Pedestrian Automatic Emergency Braking;

•
Convenience and Driving Enhancement Functions — Intelligent High Beam Control (IHC), Traffic Sign Recognition (TSR) and Speed Limit Indicator (SLI); and

•
Autonomous Driving Technologies — Drivable path delimiter capabilities, including detection of curbs, barriers, construction zone obstructions, general obstacles, road bumps, potholes and debris. Additional capabilities include path planning for determining the drivable path in situations where lane marks do not exist or are too weak to rely on.

We have strong direct relationships with OEMs. Mobileye’s products are or will be available in production vehicles from most of the global OEMs, including:
Adam Opel AG Audi AG Bayerische Motoren Werke (BMW) AG — BMW, Mini and Rolls Royce Chrysler Group LLC — Chrysler, Dodge and Jeep Fiat S.p.A. Ford Motor Company — Ford and Lincoln	General Motors Company — Buick, Cadillac, Chevrolet and GMC
Honda Motor Company, Ltd
HKMC — Hyundai and Kia
Jaguar Land Rover Automotive PLC — Jaguar and Land Rover
MAN SE
Mitsubishi Group
Mazda Motor Corporation
Nissan Motor Co., Ltd. — Nissan and Infiniti	PSA Peugeot Citroën — Peugeot and Citroën Renault S.A. Scania Aktiebolag (publ) Ssangyong Motor Company SAIC Motor Tesla Motors, Inc. Volvo Car Corporation Yulon Motor Co., Ltd. IVECO
We supply our technology to OEMs through automotive system integrators, known as Tier 1 companies, which are direct suppliers to vehicle manufacturers. Sales to OEMs (the “OEM segment”) represented approximately 85%% and 78% of our total revenues in the years ended December 31, 2014 and 2013, respectively. Our Tier 1 customers include Autoliv, Inc., Delphi Automotive Plc, Gentex Corporation, HiRain, Key Safety Systems, Leopold Kostal GmbH, Magna Electronics Inc., Mando Corporation, Nidec Elesys, Sony Corporation, Taiwan Calsonic, TRW Automotive Holdings Corp. (“TRW”) and Valeo, as well as Bendix Corporation and Mobis Transportation Alternatives, Inc. working jointly with TRW.
We also offer our technology as an aftermarket product in vehicles that do not come pre-equipped with such technology. Our aftermarket customers include commercial and governmental fleets, telematics providers and insurance companies. Through December 31, 2014, our aftermarket products have been installed in approximately 165,000 vehicles. Aftermarket sales represented approximately 15% and 22% of our total revenues in the years ended December 31, 2014 and 2013, respectively.
We have experienced significant growth in revenues in the last three years. For the years ended December 31, 2014, 2013 and 2012, our total revenues were $143.6 million, $81.2 million and $40.3 million, respectively, representing year-over-year growth in total revenues of 77% and 102% for our two most recent fiscal years. Our net income excluding the effects of share-based compensation, a non-GAAP measure, was $46.8 million, $33.1 million and $1.8 million in 2014, 2013 and 2012, respectively, compared to our net income (loss) in accordance with U.S. GAAP of  $(30.1) million, $19.9 million and $(53,000) for 2014, 2013 and 2012, respectively. See “Item 5. Operating and Financial Review and Prospects — Key Performance Indicators — Non-GAAP Financial Measures” for a reconciliation of Net Income (Loss) Before Share-Based Compensation to Net Income (Loss).

Market Opportunity
Road traffic accidents and injuries remain a major unresolved problem worldwide. The World Health Organization (the “WHO”) estimates that there were 1.24 million deaths on the world’s roads in 2010. The WHO also estimates that road traffic accidents can adversely affect 1-3% of a country’s gross domestic product. In 2011, AAA estimated that auto accidents cost the United States $300 billion annually. As a result, reducing traffic injuries has been a critical priority for governments, safety organizations and the automotive industry.
Making vehicles safer has been critical to reducing road traffic injuries. These efforts began in the 1960s with seat-belts and expanded to include crumple zones, air bags and anti-lock brakes. The U.S. Insurance Institute for Highway Safety (the “IIHS”) cites studies finding that more than 90% of vehicular accidents are due to human factors. Other organizations cite similar statistics. IIHS has estimated that if all vehicles were equipped with forward collision warning, lane departure warning, side-view assist, and adaptive headlights, as many as 1.9 million crashes involving passenger vehicles could be prevented or mitigated each year, including about one of every three fatal crashes and one of every five serious or moderate injury crashes.
The ADAS market is a new and growing market. We believe that major regulatory changes, together with increased customer awareness of the benefits of active safety technology, will drive ADAS adoption to the point where the vast majority of new cars produced will be equipped with one or more ADAS capabilities. We estimate that, as the ADAS market continues to grow, our total addressable market (“TAM”) will reach $4.5-6 billion annually in the next several years. Furthermore, as autonomous driving gains acceptance, we expect our addressable market to be significantly greater due to the use of multiple cameras and sensors required to enable this technology.
In addition, there are an estimated one billion existing automobiles on the road worldwide which could be retrofitted with certain ADAS capabilities. Although safety legislation and ratings have not focused on retrofitting, other organizations and interest groups, such as insurance companies, fleets and public transportation companies, have shown interest in adapting ADAS to reduce road traffic injuries and damage from collisions. We believe this represents a meaningful growth opportunity in future years.
Regulations and Ratings Drive ADAS Market
Automobile safety is driven by both regulation and the availability to consumers of independent assessments of the safety performance of different car models, which have encouraged OEMs to produce cars that are safer than those required by law. In many countries, NCAPs, particularly the European NCAP, and the U.S. NCAP administered by the U.S. National Highway Traffic Safety Administration (the “NHTSA”), have created a “market for safety.” Car manufacturers seek to demonstrate that their new and revamped car models satisfy the NCAP’s highest rating, typically five stars, or can “tick the box” on the new car sticker.
National NCAPs will continue to add specific ADAS applications to their evaluation items over the next several years, led by the European NCAP. We believe that this global rollout will lead to harmonized requirements across key geographic areas. Significant NCAP actions include the following:
•
Europe — In 2014, the European NCAP increased its active safety weighting to 20% from 10%, meaning that a 5-star rating will require one or more active safety systems on each vehicle model. The active safety technologies include speed assistance system, known as adaptive cruise control (ACC), electronic stability control, lane departure warning/lane keeping assist and autonomous emergency braking (AEB). The European NCAP also plans to add AEB in front of pedestrians in 2016, and will require active safety functions to achieve a four-star rating by 2017. Accordingly, it is expected that the ADAS fitment rates in Europe will increase from 50% in 2015 to 100% in 2017 for OEMs that intend on receiving a four-star or five-star safety rating for new models manufactured during these years.

•
United States — On January 22, 2015, the NHTSA announced that it plans to add crash imminent braking (CIB) and dynamic brake support (DBS) systems to the recommended advanced safety features included under its NCAP and to continue to encourage development and commercialization of additional promising safety-related vehicle automation technologies. According to NHTSA data, one-third of all police-reported crashes in 2013 involved a rear-end collision with another vehicle at the start of the crash. The NHTSA also found that a large number of drivers involved in rear-end crashes either did not apply the brakes at all or did not apply the brakes fully prior to the crash. According to the NHTSA, CIB and DBS systems can intervene by automatically applying the vehicle’s brakes or supplementing the driver’s braking effort to mitigate the severity of the crash or to avoid it altogether. On March 31, 2014, the NHTSA issued a final rule requiring rear visibility technology in all new vehicles under 10,000 pounds by May 2018 in order to prevent backover accidents. In 2011, the NHTSA, as a part of the Government 5-Star Safety Ratings program, provided consumers with information on effective crash avoidance technologies that can help reduce the risk of vehicle crashes including FCW systems, LDW systems and rearview video systems (RVS). In addition, the IIHS has added collision avoidance technology such as FCW to its criteria for awarding a “Top Safety Pick+” rating.
•
Japan and Australia — The Japanese Ministry of Land Infrastructure Transport and Tourism (“MLIT”) has announced AEB mandates for 2016. The Australasian ANCAP announced similar measures since 2012.

The impact of these NCAP evaluations is clear. For example, since the NHTSA began promoting these technologies, OEMs have responded by integrating FCW and LDW into their fleets. According to the NHTSA, LDW systems were available in 124 vehicle models in 2013, 69 vehicle models in 2012 and 51 vehicle models in 2011; and FCW systems were available in 167 vehicle models in 2013, 79 vehicle models in 2012 and 50 vehicle models in 2011.
The Autonomous Driving Revolution
In recent years, there has been increasing emphasis on “autonomous,” “automated” or “self-driving” vehicles. Self-driving vehicles are those in which operation of the vehicle occurs without direct driver input to control the steering, acceleration and braking, and are designed so that the driver is not expected to monitor the roadway constantly while operating in self-driving mode. Self-driving vehicles range from single applications with the driver required to continuously monitor traffic to semi-autonomous or fully autonomous driving where the driver increasingly relinquishes control. Semi-autonomous driving, under certain conditions, such as highway driving, means the driver does not have to monitor traffic continuously but must be ready to control the vehicle. Fully autonomous driving under all situations will not require any driver input. In May 2013, the NHTSA issued its first statement on automated or self-driving vehicles, including its plans for research on related safety issues and recommendations for states related to the testing, licensing and regulation of autonomous or self-driving vehicles.
The move to the autonomous vehicle is expected to introduce significant potential economic savings as well as further reduce traffic accidents. In October 2013, the ENO Center for Transportation, a neutral, non-partisan think-tank that promotes policy innovation in the transportation industry, identified potential savings from fully autonomous vehicles. Assuming half of U.S. vehicles are autonomous, the ENO Center’s analysis, which is subject to significant assumptions, estimates that the transition from manual driving to autonomous driving would save 9,600 lives per year and reduce car crashes by 1.9 million per year, while generating crash cost savings of  $158 billion and $37 billion in fuel cost savings from more efficient route selections.
While fully autonomous driving is not expected in the near future, we believe that there will be ongoing introductions of semi-autonomous driving capabilities. We believe these capabilities will start with hands-free highway driving that will gradually extend to other types of roadways, such as country and city driving. ADAS applications that warn, but do not perform a control function, are not, for this purpose, considered automated driving, but they are necessary for effective performance of the control functions. The key factors in the growth of autonomous driving will be increased safety, consumer demand and economic and social benefits, which we expect will subsequently be reflected in automobile regulations and rating systems. Controlling the costs of the systems is also critical as many studies have shown that consumers are interested in safety but are also very sensitive to costs. We believe the total addressable market for camera-based ADAS systems for autonomous driving could reach $15 billion in the next several years.

Available ADAS Sensors
Developers have largely approached the challenges of ADAS and autonomous driving through the use of multiple sensors and imaging devices, including radar, lidar and cameras.
Radar.   In the early 2000s ADAS applications were based on radar. Radar-based sensors compare microwaves of emitted and reflected signals and are generally unaffected by weather. However, unlike cameras, radar is not as sensitive to non-metal objects and cannot detect lane markings and traffic signs. Radar has improved in resolution, performance and cost over the years. A short- or medium-range radar system performing adaptive cruise control (“ACC”) is price competitive to a monocular camera. Radar resolution and sensitivity have also improved to the level of possibly detecting pedestrians under certain scenarios. We believe that the biggest challenge for radar processing is the ability to detect stationary objects (where the Doppler Effect cannot be exploited to filter out “clutter”). As a result, all radar-based ACC to date does not respond to stationary targets (including pedestrians, who are essentially stationary relative to the speed of a car). Radar-only automatic emergency braking (“AEB”) systems to date have also resulted in false braking scenarios, which in some cases have led to vehicle recalls. We believe that as safety testing becomes more reflective of real-world conditions, radar’s inherent limitations with respect to stationary targets will limit its ability to achieve the highest safety rating as a standalone AEB sensor.
Lidar.   Lidar is a sensor that measures distance by illuminating a target with laser and analyzing the reflected light. In automotive applications, lidars with a small number of beams (typically three) have been used in low-speed AEB applications. Given the growing role of the monocular camera in AEB applications, we believe that triple-beam lidars are not expected to maintain their dominance in the low-speed AEB category. Future lidar development includes commercialization of scanning-beam lidars, which could cover a dense field of view (like a camera) by scanning a single beam throughout a predefined field of view. We believe the cost for a 360 degree scanning-beam lidar currently is and will remain too expensive for standard production vehicles. However, we believe that a scanning-beam lidar with a more modest field of view, covering 145 degrees horizontal and few degrees vertical, is currently being developed that could be more rationally priced for mass production. We also believe that due to their limited vertical field of view, such new lidars are not likely to replace the camera as the primary sensor, but instead could be used as a third front facing sensor for additional redundancy in autonomous vehicles or as side-facing sensors (instead of external cameras) in addition to side radars. Another possible development is the commercialization for automotive use of flash lidar technology, which consists of an array of fixed laser beams. Commercially available flash lidars are not appropriate for automotive use because of their high cost and unreliability. Further, the lidar beams have relatively low resolution that is approximately three orders of magnitude less than the camera resolutions used in automotive applications. We are not aware of any effort to commercialize flash lidars for automotive use but their low resolution would make it unlikely that they will serve as the primary sensor in the package of sensors necessary for autonomous driving.
Growth of Camera Use.   A camera, similar to the human eye, gathers a richer amount of data than either a radar or a lidar sensor. However, processing and interpreting this data requires immense computing power and sophisticated software. To counteract that camera precision weakens in poor weather, sophisticated fail-safe measures that deactivate the system when visibility drops below the functioning limit of the camera are also necessary. Following improvements in camera-sensing technologies, especially our pioneering visual processing improvements over the years, the camera has gradually gained prominence in ADAS, particularly the monocular camera. Over time, the camera has demonstrated its ability to perform ADAS applications formerly accomplished only by radar, including FCW, ACC and AEB. Significant milestones in camera-based applications, all accomplished by Mobileye, include:

There is a clear trend towards the primacy of the camera sensor. This primacy is driven by the lower cost and packaging benefits of the “bundling effect” of having a single camera performing multiple ADAS and the relative ease of adding functionality through simple software updates. We believe the bundling effect is unique to the camera-based sensing modality since all other sensor modalities specialize in limited ADAS subsets.
Stereo Camera.   The growth of the camera as the leading ADAS sensor led to a view that having two cameras acting in tandem would provide better protection. We believe real world experience has demonstrated that “stereo camera” sensors are not as effective as a monocular camera sensor. In the automotive context, “stereo” is a system that uses a depth map throughout the processing chain of target detection, object separation and range estimation and it cannot function if one camera is deactivated. Stereo systems can best analyze a field of between 40 and 50 meters (compared to 150 meters for our monocular camera) but small errors in triangulation can lead to disproportionate errors in the analysis necessary to provide effective warnings. Stereo-based systems are also more expensive than monocular systems, use more power and occupy more space on the windshield, which is a critical factor given the limited available space. Stereo systems also have more problems separating objects from background.
Monocular Camera.   Monocular camera systems, similar to human vision, measure the rate of the increase in the size of the image, which we believe offers the best imaging of the circumstances surrounding a vehicle with less of the “noise” that can lead to errors in the analysis. Monocular camera technology is not reliant on a depth map and avoids the triangulation errors inherent in the stereo camera model. Unlike radar, monocular camera technology is unaffected by the metallic or non-metallic composition of an object or whether the object is stationary or moving. Our technology is based on the monocular camera sensor.
Fusion.   We believe that the combination, or “fusion,” of camera and a single short/medium/long range radar could have a sizable niche of the ADAS market, especially for premium models where price sensitivity is relatively low. Our use of fusion technology improves our product offering and allows higher levels of sensory redundancy and performance coverage over a wider range of conditions than a single sensor modality.
Multiple Sensors.   We believe autonomous driving applications will require multi-focal camera configurations (two or more cameras placed side-by-side but not working together in “stereo”) where increased field of view and robustness of the detection process will require redundancy beyond that of current ADAS applications. The different focal lengths enable a wide field of view while maintaining a sufficient number of image pixels per degree. The multiplicity of cameras also allows for depth through triangulation, which will provide additional redundancy cues within the detection process. The additional redundancy is necessary for self-driving applications, where there is an urgent need both to reduce false braking to a minimum and reduce false negatives (missing a true target) to zero. Fusion between a multifocal front-facing camera and multiple radars will also be a necessary part of self-driving due to the needed redundancy. It is too early to predict what role lidar sensors will have, but it is possible to have side-facing lidars (instead of cameras) in future self-driving sensory systems.
Our first multifocal array (called a “trifocal sensor”) is in series development with two OEMs in 2015 – 2017. The trifocal sensor technology will also be integrated into Volvo’s DriveMe project, which intends to place 100 self-driving cars in the hands of customers on selected roads around Gothenburg,

Germany by 2017. We also recently had our first design win for a standard fit production program for 2018 from a global premium European car manufacturer for our EyeQ4® chip with the trifocal sensor configuration that supports automated driving. We believe that this win further validates that our trifocal sensor technology supports all NCAP star-rating functionalities without the need for classical stereo cameras.
Our Solution
Our sophisticated software algorithms and proprietary EyeQ® system on a chip (“SoC”) combine high performance, low energy consumption and low cost, with automotive-grade standards to provide drivers with interpretations of a scene in real-time and an immediate evaluation based on the analysis. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our products use monocular camera processing that works accurately alone or together with radar for redundancy. We expect to launch products that work with multi-focal cameras for automated driving applications with the same high performance, low energy consumption and low cost starting in 2016.
Led by Professor Amnon Shashua, our co-Founder, Chief Technology Officer, Chairman and a director, our more than 340 engineers and other research and development personnel have a history of innovation. We began developing vehicle detection from a single camera in 2000 and pedestrian detection in 2002.
We believe our position as the camera-based ADAS market leader is based on the following competitive strengths:
•
All applications in one camera, resulting in cost savings and greater convenience — We have always understood that it was essential to develop the entire spectrum of camera functionalities in order to position the camera as the primary sensor due to its cost and packaging convenience. We provide all applications in a single system and camera. We believe this makes our solution compelling to OEMs. An OEM avoids implementing ADAS technologies from more than one supplier because of supplier management concerns, easier integration of a single system and attractive and more compact packaging (one camera instead of a different camera/sensor for each function). Further, many of our planned additional applications require a simple update to the software rather than costly and time-consuming changes to the hardware itself. We believe that as internet access becomes more available in cars, software updates may even be made wirelessly.

•
Large validation datasets train and optimize our complex proprietary algorithms — Mobileye’s more than 16 years of ADAS research and development, largest number of serial production models in the industry and experience with most global OEMs have yielded millions of miles of road experience data covering more than 40 countries at all times of day and in multiple scenarios — highway, country, city — across hundreds of vehicle models. For example, we had more than 30,000 hours of driving data across many vehicle models when we developed the AEB application. Our large datasets, unbiased as to any OEM, give us the unequalled ability to train and optimize our proprietary algorithms. We can also fully validate safety functions, which is crucial in order to avoid false-positive actuations, such as an inappropriate AEB actuation. For example, our FCW algorithm has a demonstrated 99.99% accuracy. We believe that no other company in the world has road experience datasets as deep and as wide as ours.

•
We seek to work with all OEMs and Tier 1 companies — We seek to work with all OEMs and with Tier 1 companies. We believe our hybrid approach of working directly with OEMs to customize and validate our products and making our products available to multiple Tier 1 companies that may respond to an RFQ for the same serial production contract offers us the opportunity for the greatest market share. OEMs often source from multiple Tier 1 companies. Because we provide the technology itself, an OEM can choose to work with its preferred Tier 1 company while having our technology powering their ADAS application. We have a very strong track record of winning business with OEMs. For the past seven years, we have won more than 80% of the serial productions for which we have been requested to provide a quotation.

•
Long-standing relationships with OEMs and Tier 1 companies provide for a leading and defensible market position — Our market leadership results from many years of review and validation from 23 of the global OEMs and our relationship with most of the leading Tier 1 companies. We expect that as regulations and ratings require more active safety features, more cars and more car models will have a camera. As the leading provider of camera-based ADAS, we are well-positioned to benefit from this trend. We believe there are significant barriers to entry to the ADAS market, particularly the camera-based market, primarily based on our innovative proven technology and our continued development of more advanced and innovative technology. In addition, our leading market position, combined with the very high investment of time and resources required, makes penetrating this market challenging. We believe that it can take up to seven years from the time a company has effective technology before it could be implemented in a vehicle. Since the financial crisis began in 2007, the ADAS market has consolidated and a number of Tier 1 companies have ceased their internal development and become our customers. We believe it would be even more difficult for a start-up company, even a large technology company, to enter this market for all those reasons.
•
Self-designed, cost effective EyeQ® microchip — We have designed our own microprocessor chip that has the computing power to run LDW, FCW, AEB (for vehicles and pedestrians), TSR, AHC, ACC, Free-Space Analysis, debris detection, and more —  at a frame rate of 36 fps for our recently launched EyeQ3®. We believe this kind of computational load is unusually high on a portable device. Our EyeQ® SoC is capable of achieving very high throughput at very low power consumption and very low cost. Each new generation of the EyeQ® SoC is many times faster than its predecessor, allowing for more and better image analysis. EyeQ2® was approximately six times faster than the original EyeQ®; EyeQ3®, launched in vehicles in the fourth quarter of 2014, is approximately eight times faster than EyeQ2®. We are on track with EyeQ4® and engineering samples are expected to be available in the fourth quarter of 2015. We also recently had our first design win for a standard fit production program for 2018 from a global premium European car manufacturer for our EyeQ4® chip with the trifocal sensor configuration that supports automated driving. We believe our system is the only one that offers the full suite of ADAS applications currently available, and many of our additional applications will only require software updates, rather than additional hardware.

•
Highly scalable business model — Our business model results in strong operating margins, and in 2013 we generated operating income and net income for the first time. In 2014, we continued to increase our operating income and generated significant net income excluding the effects of share-based compensation, which is a non-GAAP measure. We believe that our business can grow significantly without corresponding increases in fixed and capital expenditures because we have strong existing relationships with nearly all OEMs and Tier 1 companies, and are not reliant on traditional sales and marketing processes to develop the OEMs business. Further, we believe that STMicrolectronics N.V., a leading provider of integrated circuits, is well prepared to increase production of our EyeQ® chips as our sales increase.

Our Growth Strategies
We intend to expand our operations and continue to lead the ADAS market by:
•
Capitalizing on regulatory and safety rating changes promoting standard feature ADAS — Starting in 2015, we believe that in order to attain a four-star or five-star safety rating in most countries that issue ratings, a vehicle will need to be equipped with camera-based ADAS. As a result, OEMs have been moving to adopt ADAS technology as standard equipment on the majority of new launches of existing models as well as of most new models. We believe we are strongly positioned to benefit from the increased demand for ADAS and we have already been sourced for standard feature programs by 23 of the global OEMs. Further, we work with the European NCAP, the NHTSA and other NCAPs to demonstrate the capabilities and reliability of our technology and to help ensure that they develop regulations and ratings that address the full range of benefits that we believe ADAS can offer.

•
Exploiting the advantages of camera-only ADAS — We believe the camera sensor is key for mass adoption of active safety features because only a camera can perform the full suite of ADAS functions at a reliability level that can ensure both real world performance in complex cluttered environments and offer acceptable false-positive levels. Unlike other sensor modalities, such as radar and lidar, which do not incorporate the full panoply of ADAS functions, camera-only ADAS reduces cost and package constraints.
•
Leading the development of ADAS specifically for automated driving — We believe that we will be the first to supply the underlying technology to launch commercially viable semi-autonomous driving at highway speed. The move towards hands-free driving necessitates additional capabilities, such as traffic-light detection, detection of obstacles outside the driving path and significant growth of scene understanding in order to support automatic lateral control of the vehicle. We believe the camera is the sensor best suited to address the functionalities necessary for automated driving. Effective automated driving will require the coordination of multiple cameras around the vehicle to provide both a wide field of vision and protective redundancy. We have been designing new multiple cameras configurations to support the higher safety standards. In addition, we have developed “Deep Layered Learning” algorithms for handling free space estimation capabilities and path detection and planning. These algorithms use our EyeQ3® architecture to provide real time performance at very low power consumption. As we continue to gain experience in this area, we expect to be a leader in additional ADAS for automated driving.

•
Creating additional and enhanced applications —  Full-braking, camera-only AEB is being launched in early 2015 by Audi, and other OEMs will follow. We expect to launch additional and enhanced applications in 2015 and 2016, including detection of additional traffic signs, animal detection, general object detection, free space or construction zone assist, traffic light detection, pothole detection and debris detection. As we continue to expand the suite of ADAS we offer, we believe our technological advantages over our competitors will continue to grow.

•
Developing surround-view capabilities — We are working on rear-view camera ADAS and surround-view ADAS, both of which are also critical to effective automated driving and the emerging market for automated parking functionality. The rear-view camera will also be critical to winning new serial production because in March 2014, the NHTSA issued a final rule requiring rear visibility technology in all new vehicles under 10,000 pounds by May 2018 to prevent backover accidents. Currently, OEMs offer surround-view cameras that display a bird’s-eye-view of the area around the car to assist the driver in manually parking. We are working with two OEMs to launch the next generation of surround-view functionality, not merely for display but also for processing visual information to aid the function of automated parking.

•
Winning additional serial productions with existing and new OEMs — We intend to leverage our strong relationships with existing OEM customers to win additional serial production contracts in order to make ourselves a fundamental component of our OEMs’ global platforms. We also believe our superior product and demonstrated ability to work with OEMs and Tier 1 companies will enable us to win serial production contracts from additional global and smaller OEMs for automobiles, as well as buses, trucks and other vehicles, which may require specialized customization.

•
Expanding our aftermarket product sales — Our aftermarket products can be fitted for both automotive and truck uses. We believe there is significant opportunity for growth in our sales to fleet owners, fleet telematics providers, insurance companies, vehicle importers, public transportation providers, taxi operators and OEMs that may seek to offer our aftermarket product for vehicles that do not contain ADAS technology as a standard feature. We believe that we can leverage the growing public acceptance and awareness of driver safety technologies and the rising influence of  “five-star” quality ratings in new car models to market our ADAS aftermarket products as well. We also seek to promote regulation that will mandate or encourage aftermarket installation of ADAS technology for certain usages, such as fleets, public transportation or certain drivers, such as young drivers.

Our Technology
Our technology rests on three pillars. The first pillar is software, particularly our visual processing algorithms that extract meaningful information from a video camera. In the context of ADAS, meaningful information consists of high-level information that is used by the car control systems to avoid collisions and unintended road departure, to perform longitudinal control (such as ACC) and lateral control (LKA, hands-free driving), to control lighting (such as AHC) and to provide the driver with relevant information about traffic signs and traffic lights. The second pillar is our silicon core designs that run on our EyeQ® family of SoCs. We designed vector accelerators (called VMP, PMA and MPC) that per silicon area are an order of magnitude more efficient than off-the-shelf vector accelerators (like DSPs, GPUs, FPGAs) for the purpose of computer vision algorithms. Over our more than 13 years of silicon design, we have acquired crucial know-how and developed innovations that give our SoC high levels of computing intensity in a low-power and low-cost package. The third pillar is our electronic circuitry design, which we use for our aftermarket products and as reference designs for our Tier 1 customers.
Software
Our software activity is divided into algorithms, which are the engines for extracting meaningful information from video; application software, which supports development with tools for data analysis and validation; and embedded software on our SoC.
Our visual interpretation algorithms consist of the following:
•
Road signs interpretation — lane markings, curbs, road edge, barriers, and other information that allows high-level control systems to make sense of where the host car is located relative to the roadway. The most basic example of this technology is the LDW feature (launched in 2007), which was followed by LKA (launched in 2012). Further growth of this technology is designed to support hands-free driving in challenging roadway situations.

•
Object detection — pattern recognition of vehicles, pedestrians and (large) animals for collision avoidance. Object detection is one of our “signature” strengths, with a development history of 16 years. We were the first (and are still the only company) to launch pedestrian detection from a monocular camera (fused with radar) in 2010 on the Volvo S60. We subsequently launched camera-only pedestrian detection in 2013 on BMW and Nissan models. We were also the first to launch camera-only FCW on vehicles in 2011 and camera-only AEB with partial braking in 2013 and full braking in early 2015.

•
Range and Time-to-Contact (“TTC”) to targets — Actuation (alert or braking) to avoid a collision requires knowledge of the range (or distance) and TTC to the target object. Measuring range and TTC accurately from a monocular signal requires innovation and know-how that we have acquired over many years of development.

•
Motion-based measurements — the flow of pixels along a sequence of images due to camera motion provides three-dimensional (3D) cues that are analyzed in many levels of the system. This analysis includes validation filters for object detection engines (vehicles, pedestrians, animals); separating moving objects from the background; detecting general (not model-based) objects; detecting debris (of at least 10 centimeters in height) from 50 meters away; reconstructing the road profile in order to detect bumps and potholes; generating a 3D map of the visual field using the principle of  “structure from motion,” which is the process of estimating 3D structures from 2D image sequences, and which may be coupled with local motion signals; and fusing 3D and image pattern recognition to aid in scene interpretation, all of which will also support automated-driving functionality.

•
Pattern Recognition — We have developed state-of-the-art multiclass classifiers to enable traffic sign detection (first launched worldwide in 2008 on BMW and later by many other OEMs), traffic light detection (to be launched in 2015) and detection of other structures from the scene that are useful for supporting hands-free driving.

•
Lighting functions — our Adaptive High Beam Control (AHC) is enabled by an innovative set of algorithms that read and interpret the spots of light in the night scene to determine when to turn on or off the high beam. We launched this feature in 2008. It was the first worldwide in the sense of implementation on a camera (rather than a specialized sensor) and first worldwide in conjunction with other functions (LDW and TSR).

•
Semantic Free-Space — We have developed “Deep Layered Learning” algorithms that determine a label for every pixel in the image. The purpose of the label is to determine the free-space zone of the drivable path and the types of objects that are at the boundary of the free space. The object categories include vehicles of all types and at all angles, barriers, guard rails and curbs.

•
Holistic Path Planning — We have also developed “Deep Layered Learning” algorithms that determine the path forward in situations where road lane markings are non-existent or too weak to support determining the path. This technology enables active hands-free driving on general roads as well as country and city roads.

Silicon Core Design — EyeQ® Chips
Our technology addresses an important challenge — to run all the above algorithms, and the functions they support, simultaneously at a frame rate between 10 to 36 frames per second (depending on the EyeQ® generation). Running this kind of computational load on a low-power microprocessor calls upon the second pillar of our technological innovation — the EyeQ® family of SoCs.
Each generation of the EyeQ® SoC consists of a combination of central processing unit (CPU) cores (licensed from third parties) and dedicated vector accelerators that we have designed and own. Each generation of the EyeQ® SoC has been 6 to 8 times more powerful (yet maintains approximately the same power profile) than its predecessor and is designed to support the increasing functional demands of our customers, which drive the need to run greater numbers of different algorithms simultaneously. The EyeQ generations support the following functional bundles:
•
EyeQ1® — launched in 2007, supported two bundle types: (i) LDW, TSR and IHC, and (ii) LDW and Vehicle AEB fusion with radar.

•
EyeQ2® — launched in 2010, supported a variety of functional bundles, including LDW, TSR, IHC, FCW and AEB for vehicles and pedestrians (partial braking).

•
EyeQ3® — launched in the fourth quarter of 2014 with one OEM, with nine additional OEM launches scheduled for 2015. We also currently have design wins with three additional OEMs for launches expected after 2015. In addition to significant upgrades of all of the above functions, EyeQ3® supports full braking AEB, structure from motion functionalities, road profile reconstruction, debris detection, general object detection, and traffic light detection. Multiple EyeQ3s® working with multiple focal cameras will be part of our first launch of autonomous driving, which we currently expect in 2016.

•
EyeQ4® — Engineering samples expected in the fourth quarter of 2015. Our first design win for EyeQ4® is by a global premium European car manufacturer for serial production in 2018 at a price up to triple our current Average Selling Price, or ASP, for active safety. EyeQ4® is being designed to support processing from multiple cameras consisting of a multifocal sensor (facing forward) and possibly side- and rear-view cameras, all to support autonomous driving functions. EyeQ4® is also being designed to support the emerging field of automated parking, which requires the simultaneous processing of multiple surround cameras. The first design win for 2018 includes a scalable portfolio of functions from monocular camera supporting AEB and standard fit functions for star-rating compliance up to trifocal camera supporting high-end capabilities including semi-autonomous driving.

We also integrate certain technologies developed and owned by third parties into our products, including the central processing unit core of our EyeQ® chips, through license and technology transfer agreements.
Electronic Circuitry
The third pillar of our technology consists of the electronic circuitry design that surrounds our SoCs, which serve both as reference design to guide our Tier 1 customers when responding to RFQs and as the basis of our aftermarket products. This technological pillar is key to our position in the OEM market as it gives us the maturity and know-how of a Tier 1 company and thereby allows us to make a significant impact on the entire product chain, rather than being limited to the position of a component provider. A secondary benefit is our ability to work with less experienced Tier 1 companies (in the field of ADAS) and bring them up to the required level of knowledge in a relative short time.
Our Products
Functions
We offer the only camera-based ADAS technology that covers all of these applications:
•
Safety Functions

•
Lane functions — Lane Departure Warning (LDW) and Lane Keeping and Support (LKS);

•
Vehicle detection functions — Forward Collision Warning (FCW), Headway Monitoring and Warning (HMW), Adaptive Cruise Control (ACC), Traffic Jam Assist and Automatic Emergency Braking (AEB);

•
Pedestrian detection functions — Pedestrian Collision Warning (PDW) and Pedestrian Automatic Emergency Braking;

•
Convenience and Driving Enhancement Functions — Intelligent High Beam Control (IHC), Traffic Sign Recognition (TSR) and Speed Limit Indicator (SLI); and

•
Autonomous Driving Technologies — Drivable path delimiter capabilities, including detection of curbs, barriers, construction zone obstructions, general obstacles, road bumps, potholes and debris. Additional capabilities include path planning for determing the drivable path in situations where the lane marks do not exist or are too weak to rely on.

Each OEM will require a different bundle of applications for a particular model. Similarly, purchasers of larger amounts of our aftermarket products, such as fleet owners, will also usually designate the specific bundle of applications they need. The price for our products depends on the particular bundle of applications and their relative complexity.
The following are illustrations of the capabilities of the functions of our products:

The image above shows some of the detected objects within the 50-degree horizontal field of view of a monocular camera. Integrated with our EyeQ SoC, a monocular camera can detect pedestrians, vehicles, lanes, traffic signs and more.

To support autonomous driving applications, we use three cameras with different field of views. While basic ADAS functionality is performed by a 50-degree monocular camera ([2] in the above image), two other cameras extend the system’s ability. The 150-degree field of view ([1] in the above image) enables early detection of close objects such as close cut-in vehicles, crossing pedestrians and cyclists. The 30-degree camera ([3] in the above image) enables an extended detection range for small objects such as traffic lights and obstacles on the road.
OEM Products
Mobileye provides the software and the EyeQ® SoC to the Tier 1 companies. Typically, after we work with the OEM so that it can validate our product, the OEM issues a RFQ. We create a reference design for the camera sensor and electronics that are built around our SoC to each Tier 1 company that determines to respond to the RFQ. The Tier 1 company, based on our reference design, builds a module for the complete sensor system that includes the windshield-mounted camera, our proprietary EyeQ® SoC and our application software using our software algorithms. This complete sensor system with the required ADAS functionalities is then integrated into new cars by the OEM. We also give the Tier 1 company the pricing of our product per vehicle depending on the bundle of applications, which is incorporated into its RFQ. Although our direct customers are the Tier 1 companies, we maintain strong direct relationships with the OEMs.
Aftermarket Products
We have sold our products in the aftermarket since 2007. In the aftermarket, we currently offer the Mobileye 5-Series product, which incorporates the Mobileye EyeQ® SoC and related algorithms and software on a windshield-mounted vision sensor unit with a compact High Dynamic Range CMOS (HDRC) camera and related hardware (together, Mobileye’s SeeQ2® image processing board) as well as a display unit (“EyeWatch”). The Mobileye 5-Series product complies with NHTSA standards for collision avoidance systems and offers the following complete ADAS function set:
•
Lane Departure Warning (LDW)

•
Forward Collision Warning (FCW)

•
Headway Monitoring and Warning (HMW)

•
Pedestrian Collision Warning (PCW)

•
Intelligent High Beam Control (IHC)

•
Traffic Sign Recognition (TSR)

We also offer additional features such as Enhanced Cruise Control, pre-lighting of brake lights and Bluetooth connectivity as well as a related smartphone application.
In January 2015 we launched our Mobileye 6-Series aftermarket product. The Mobileye 6-Series is an enhanced version of the Mobileye 5-Series offering that, in addition to the Mobileye 5-Series benefits, allows for easy installation through Android smartphones and tablets, visual traffic sign recognition (TSR), enhanced cruise control, pre-lighting of brake lights and haptic (vibrating) alerts.
In addition, in January 2015 we launched our Mobileye sophisticated blind spot detection, a “vision zero” solution that includes a main camera that has all Mobileye 5 series alerts and two additional side cameras that recognize pedestrians and cyclists. This solution warns drivers of Large Goods Vehicles (LGVs) and buses by flashing light and audio alert if a collision is about to occur with a pedestrian or cyclist from the side of the long vehicle. By filtering out other objects, the system eliminates unnecessary distractions for the drivers.
Our Customers
Mobileye’s customers include OEMs, Tier 1 system integrators, fleets and fleet management systems providers (telematics), insurance companies, leasing companies and others.
OEMs
Mobileye’s products were first included in production vehicles in 2007 with three manufacturers — BMW, General Motors and Volvo. As of December 31, 2014, our technology is available in 160 car models from 18 OEMs worldwide, either as an option or a standard feature. Further, our products have been selected for implementation in serial production of 247 car models from 22 OEMs by 2016. Not all Mobileye ADAS applications are available in each car model, and typically, the number of applications available in a model increases over time. Mobileye currently has production agreements with respect to the following OEMs (an asterisk means models are in serial production and in the market):
Automakers	Truck Manufacturers
Adam Opel AG*
Audi AG
Bayerische Motoren Werke
(BMW) AG* (BMW, Mini and Rolls Royce)
Chrysler Group LLC* (Chrysler, Dodge and Jeep)
Fiat S.p.A.
Ford Motor Company* (Ford and Lincoln)
General Motors Company*
(Buick, Cadillac, Chevrolet and GMC)
Honda Motor Company, Ltd*
HKMC* (Hyundai and Kia)	Jaguar Land Rover Automotive
PLC* (Jaguar and Landrover)
Mitsubishi Group*
Mazda Motor Corporation
Nissan Motor Co., Ltd.* (Nissan and Infiniti)
PSA Peugeot Citroën*
(Peugeot and Citroën)
Renault S.A.
Ssangyong Motor Company
SAIC Motor
Tesla Motors, Inc.*
Volvo Car Corporation*
Yulon Motor Co., Ltd.*	MAN SE Scania Aktiebolag (publ)* IVECO
The following chart illustrates the increase in car models (by model year) in which Mobileye products have been or will be integrated by OEMs.

There is usually a five-to-seven year period from when we are first introduced to an OEM until our product is included in serial production. During the first several years, we educate the OEM about our technology, including our sophisticated algorithms and the EyeQ® SoC platform and its capabilities, and the OEM evaluates and validates our technology in its testing facilities. During this period, we receive revenues from the OEM for selling testing equipment for its evaluation purposes. If the OEM requires specific customizations for its evaluation, we may charge the OEM fees as participation in our research and development expenses. After the OEM has evaluated our technology, it may issue a request for quotation to Tier 1 companies of its own choice. The RFQ will identify, among other items, the applicable bundle of applications required and the expected size of the production run for the particular automobile model. The OEM will send the RFQ to Tier 1 companies that are working with us on the basis that these Tier 1 companies will quote Mobileye technology and also to other Tier 1 companies that may have their own technology. If a Tier 1 company includes our technology, we will provide a quotation (we provide a different quotation for each different RFQ) for the fees we will charge the Tier 1 for the work we are doing for the specific program and the EyeQ® price for the duration of the program. The prices are differentiated by the applicable bundle within the program. An OEM may also send an RFQ only to Tier 1 companies that are working with Mobileye, which means that we will be selected as the technology provider irrespective of the winning Tier 1 company. If we, through a Tier 1 company, win the RFQ and a production program is initiated, there is typically approximately two to three years of production development before the product is included in a car model. This long design and validation process results in our having a strong direct relationship with an OEM, which we believe offers us advantages when ADAS are being proposed for additional car models. We generally provide our products to a Tier 1 company for serial production pursuant to the Tier 1 company’s standard purchase order and our customary terms and condition.
All of our working relationships with the OEMs listed above are in the production development or serial production phases. We believe that we win new serial production in respect of the RFQs in which we participate by a ratio exceeding eight to one to any other competitor in the market, and that this rate has been consistent for the past approximately seven years.
Tier 1 Companies
Mobileye supplies OEMs with the EyeQ® platform through our arrangements with automotive system integrators, known as Tier 1 companies, which are direct suppliers to vehicle manufacturers. Our Tier 1 customers include Autoliv, Inc., Delphi Automotive Plc, Gentex Corporation, HiRain, Key Safety Systems, Leopold Kostal GmbH, Magna Electronics Inc., Mando Corporation, Nidec Elesys, Sony Corporation, Taiwan Calsonic, TRW, and Valeo as well as Bendix Corporation and Mobis Transportation Alternatives, Inc. working jointly with TRW.

The Tier 1 company, based on our reference design, builds a module for the sensor system that includes the windshield-mounted camera, our proprietary EyeQ® SoC and our application software using our software algorithms. This complete sensor system with the required ADAS functionality is then integrated into new cars by the OEM. In connection with its response to the RFQ, the Tier 1 company receives a quotation from us in which we determine the price of our product for the following years as well as the fees we may charge as participation in our research and development expenses for adjusting our core technology to the OEM specifications.
If the OEM awards the design to the Tier 1 company that incorporates our product, we will start production development with the Tier 1 company and the Tier 1 company is responsible for paying our invoices for the products we supply to it.
Aftermarket Customers
From 2007 through December 31, 2014, Mobileye aftermarket products have been installed in approximately 165,000 vehicles. We currently have over 68 distributors covering over 39 countries. We also have wholly owned subsidiaries in China, Germany and the United States that serve as aftermarket distributors. We offer our ADAS aftermarket product line to the following types of customers:
•
Commercial and fleet customers — We sell our aftermarket products to fleets such as C.R. England, the largest refrigerated trucking company in the United States, Werner Trucking, Dart, Pepsi, Ericson, Eli Lilly, Florida Power & Light & Johnson & Johnson. We also sell through distributors to fleet management systems (FMS) providers. We currently have 41 FMS provider customers in 21 countries, including the United States, the United Kingdom, Israel, Germany, Poland, China and Australia. Our distributors also sell to leasing companies such as Sumitumo Mitsui in Japan and GE Leasing in the United States. The integration of our product with FMS allows fleets to monitor their drivers’ vehicular operations through online alerts and to provide accurate information in the event of an accident. Mobileye currently has more than 200 direct fleet customers in EU countries and the United States and more than 20 FMS customers.

•
OEM customers — We sell our aftermarket products to smaller OEMs, such as Volvo Bus, Renault Trucks and Ford Germany, and to OEMs that want an aftermarket solution for their models that do not have ADAS as a factory option. Our aftermarket products also give OEMs the flexibility to offer these solutions at different levels throughout their logistics network. We also sell to importers or dealers that add our aftermarket product to vehicles that did not come with our product as a factory option.

•
Insurance customers — We believe our aftermarket products offer insurance companies the potential for significant savings because they can reduce their spending on accidents. A 2013 study for Israel’s Finance Ministry prepared by an independent third party on the basis of data transferred from Mobileye through Israel’s Finance Ministry and from all insurance companies in Israel since 1985, showed a 45% reduction in compulsory insurance (bodily injury). claims frequency for the years 2009 through 2012 among private car owners who installed our aftermarket products. We believe that the potential savings may even be greater since this survey included accidents our system cannot detect (such as side or rear collisions). A pilot study by one of our insurance company customers over the course of 10 months with 400 vehicles also showed a reduction of 45% in claims frequency, which was found to be statistically significant. By recommending that insureds have our aftermarket products in their vehicles, insurance companies can offer premium discounts, while increasing customer loyalty through customer care and accident prevention measures. Our insurance company customers include Clal Insurance Company Ltd. and Phoenix Insurance Company Ltd. in Israel and Generali in Poland.

We also seek to promote regulation that will mandate or encourage aftermarket installation of ADAS technology for certain usages, such as fleets, or certain drivers, such as young drivers. A small number of governments and governmental organizations currently offer incentives for installing ADAS products in vehicles, including aftermarket products. Israel offers tax benefits to importers who install ADAS products. The State of Florida allows insurance companies to provide premium discounts to insured customers who install an ADAS product, such as ours. In addition, fleets owned by U.S. governmental organizations, including the U.S federal General Services Administration and the States of Florida and Nevada, have installed Mobileye aftermarket products as part of their research into saving lives and containing operational costs.
Mobileye’s aftermarket products are also available for consumers; however, we do not target direct to consumer sales because consumer market awareness is not yet widespread and we do not believe that making the significant investment necessary for the retail segment is appropriate for us.
Distribution and Marketing
After 16 years of operation that has resulted in our market-leading position, we believe we are well known to all global OEMs and large Tier 1 companies and that our superior technology, innovation, quality assurance, reputation and personal relationships should help us achieve introductions to additional OEMs and Tier 1 companies as needed. We believe that our marketing efforts are best served by our engineers meeting regularly with OEM engineers at one-on-one meetings, conventions and other venues to showcase our technology. We work closely with our existing OEMs and Tier 1 customers in order to ensure that we are aware of their requirements and plans for future car models and can respond promptly and effectively. We also regularly present our technology to regulators and safety organizations to demonstrate its capabilities and reliability and to help ensure that they develop regulations and ratings that address the full range of benefits that we believe ADAS can offer.
We market our aftermarket products mainly through distributors and resellers under distribution agreements according to which we typically provide the distributor with a non-exclusive license to distribute our products within a specific region. We have over 68 distributors covering over 39 countries. Under our distribution agreements we provide a 14 month limited warranty unless a longer period is mandatory or an industry requirement. The distributor’s responsibilities are generally to (1) install the product and provide training to its customers by professional installers that are certified by us; (2) provide a warranty to its customers; (3) not market competing products during the distribution agreement term and for six months thereafter; (4) maintain proper insurance to cover its liabilities including for installation; and (5) use the Mobileye brand name in accordance with the agreement’s provisions. In addition to local distributors, we also have our own wholly owned distribution companies in China, Germany and the United States that employ sales people who initiate direct sales, identify new distributors and manage current distributors.
Research and Development
We believe our strong research and development is our principal competitive strength and has led to our dominant position in the market. Our research and development activities are conducted at our machine vision center in Jerusalem, Israel. We have more than 340 full time-equivalent employees engaged in research and development, primarily in Israel. We also work with our OEM customers specifications to develop new products and enhancements to existing products responsive to their requirements. Our gross research and development costs and expenses were approximately $46.8 million (32.6% of revenue) and $32.8 million (40.4% of revenue) in 2014 and 2013, respectively. Our research and development efforts focus on algorithms, including visual processing, camera control, vehicle control, camera/radar fusion and related engineering tasks, as well as application software, silicon design and hardware electronics design.
Our current research and development activities include the following:
•
Extension of Monocular Visual Processing Capabilities — Over the past two years we have been developing extensive new capabilities in our monocular visual processing. In particular, we have developed new “structure from motion” algorithms allowing the system to create a full 3D rendering of the camera field of view that is then used as raw material for 2D and 3D fusion algorithms. In addition, we have developed “semantic free space” capabilities that provide a category label on a pixel-based level. These algorithms extract “driver path delimiter features” that contribute to customer functions like “construction zone assist” and towards hands-free driving in general. We have also been developing Road Profile reconstruction capabilities using innovative algorithms that can detect and measure road bumps, potholes and debris that are at least 10 centimeters in height from a distance of 50 meters. These size and distance parameters should permit the appropriate reaction from the relevant ADAS, whether it is engaging the AEB or ultimately being able to drive around the object. We have also significantly expanded our Traffic Sign Recognition, Traffic Light Detection and Road Analysis capabilities. All of these developments are currently scheduled to launch in series development during 2015, and we expect them to strengthen our leadership position in our market.
•
Development of Autonomous Driving Functionality — We are conducting multidisciplinary research in multifocal front-sensing design, fusion with surround cameras, significant upgrades in “scene understanding” to allow hands-free driving in complex scenes, lateral control algorithms and the fusion between sensing and control. Many of these capabilities are expected to launch in 2015 – 2016 in monocular and trifocal configurations, some of which may run on multiple EyeQ3® chips. These developments are critical to the development cycle of our EyeQ4® whose launch is targeted for 2018.

•
Development of Automated Parking Support Functions — Starting in 2015 we are developing visual processing capabilities based on surround views (side- and rear-facing cameras) to support the growing need for automated parking functions. These functions will initially include the detection of pedestrians, children and other obstacles that could stand in the way of automated parking and prevent backover collisions in general.

•
EyeQ3® Production and Migration/and EyeQ4® Design and Production — We launched EyeQ3® in the fourth quarter of 2014 with several additional OEM launches scheduled for 2015. We have also begun designing an EyeQ4® family of SoCs with our supplier, STMicroelectronics. We expect to have engineering samples in the fourth quarter of 2015 and are targeting production in early 2018.

•
Aftermarket Product Migration to EyeQ3® — We plan to move the aftermarket line of products to EyeQ3® during 2015 – 2016. We believe this will further strengthen our lead in this market and keep our customer functions updated to the latest state-of-the-art performance.

As a result of all the above activities, we expect to incur significant research and development expenditures in future periods.
Manufacturing
Our products are designed and manufactured specifically for automotive applications and have achieved automotive grade quality after extensive validation tests under stringent automotive environmental conditions.
All of our EyeQ® integrated circuits are manufactured by STMicroelectronics N.V., which is a leading supplier and innovator of semiconductor devices dedicated to automotive applications. Many of our customers are also direct STMicroelectronics N.V.’s customers, which allows us to benefit from their existing relationship with STMicroelectronics N.V. and gives our customers familiarity with STM’s manufacturing processes, including Quality Assurance, Customer Care, Failure Analysis and Manufacturing Standards. We believe that our relationship with STMicroelectronics N.V. also creates significant cross-selling potential for our products. Further, as a leading provider of integrated circuits, STMicrolectronics N.V. has the capacity to increase production of our EyeQ® chips as our sales increase.
Our STMicroelectronics N.V. agreements, which currently provide for a termination date of December 31, 2022, provide us manufacturing services on standard automotive terms, including a three year warranty for failures of our EyeQ® SoCs due to manufacturing, testing or assembly and a covenant by STMicroelectronics N.V. to provide us with similar terms to the terms that STMicroelectronics N.V. provides directly to our customers on other STMicroelectronics N.V. products. STMicroelectronics N.V. is also responsible for failure analysis and ongoing improvements of the testing programs. STMicroelectronics N.V. is committed to manufacture our EyeQ® SoC for an undefined term with end-of-life terms that can extend at least six years from the qualification date and offers us a total of five years’ supply of units consisting of three years’ supply, one additional year to place orders and one additional year to take delivery. STMicroelectronics N.V., as a contract manufacturer, has no title to the EyeQ® and cannot sell it to anyone other than Mobileye. STMicroelectronics N.V. has also agreed not to compete with Mobileye for 18 months following the termination of our agreement, and it cannot develop a competing SoC/ASIC for any third party.

We have begun the process of identifying another source for manufacturing our EyeQ chips. Because of the complex proprietary nature of our EyeQ® chips, adding a new supplier and/or a new manufacturing line with the same supplier will require significant time to identify, evaluate and validate as well as to negotiate appropriate pricing and other terms. There can be no assurance that we will enter into a new supply agreement, the timing and terms of such agreement or when chips would be provided under such an agreement.
We are ISO 9001-certified, which means that we have met the requirements for a quality management system that demonstrates our ability to provide product that consistently meets customer and applicable statutory and regulatory requirements, and are an organization that seeks to enhance customer satisfaction through the effective application of the system, including processes for continual improvement of the system and the assurance of conformity to customer and applicable statutory and regulatory requirements. In addition, we manufacture based on HIS Automotive SPICE methods (targeted goal: Level 2). HIS (Herstellerinitiative Software, German for “OEM software initiative”) is an interest group consisting of Audi AG, Bayerische Motoren Werke (BMW) AG, Daimler AG, Porsche Automobil Holding SE and Volkswagen AG. Automotive SPICE® is an initiative of the Automotive Special Interest Group supported by the Quality Management Center in the German Association of Automotive Industry, which is intended to harmonize products and processes to reduce supplier effort to adapt to differing OEM requirements and to establish standardized assessments of these products and processes. We also require our subcontractor manufacturers, including STMicroelectronics, to comply with ISO 16949, Automotive Electronics Council (AEC), various European Community Regulations on chemicals and their safe use (REACH) and Automotive Safety Integrity Level (ASIL) standards.
Our aftermarket products are manufactured by a contract manufacturer in China pursuant to an agreement with an initial term ending in January 2016 with annual renewals unless either party provides a non-renewal notice no later than 180 days prior to the expiration of the then current term. The manufacturer provides surface-mount technology services as well as assembly, testing, packaging and logistics services.
Validation and Quality Assurance
Our validation and quality assurance, or QA, is divided among QA on software and algorithms development (Offline QA), product quality for our production programs after a design win (Online QA), supplier quality within our manufacturing process (QC) and our organizational processes.
Offline QA — The primary scope of the Offline tests is statistical performance of image processing running in laboratory conditions. These tests are done as “Host Environment Tests” using simulation of large volumes of data running on servers and computers.
Online/Product QA — The primary scope of the Online tests is real-time interaction between the Mobileye EyeQ Processor and the customer’s microcontroller. Tests are done as “Target Environment Tests” using actual customer systems while running on the test bench or in an actual driving situation. The Online QA tests the overall stability of the integrated system.
Functional Safety Verification — Code and Hardware blocks that are active in safety functions will adhere to the functional safety verification plan that is created based on ISO26262.
Manufacturing and Supplier Quality Control — We work with our main suppliers to ensure that their processes and systems are capable of delivering the parts we need at the required quality level, on time, and on budget.
Intellectual Property
Our ability to compete effectively depends in part on our ability to develop and maintain the proprietary aspects of our technology. Our policy is to obtain appropriate proprietary rights protection for any potentially significant new technology acquired or developed by us. At December 31, 2014, we held 21 U.S. patents, 7 European patents, 38 U.S. patent applications, 28 European and other non-US patent applications, and 18 provisional patent filings. We are a party to a re-examination proceeding involving one of our U.S. patents and two post-grant opposition proceedings involving one of our European patents.

In addition to patent laws, we rely on copyright and trade secret laws to protect our proprietary rights. We attempt to protect our trade secrets and other proprietary information through agreements with OEMs, distributors, other customers and suppliers, proprietary information agreements with our employees and consultants, and other similar measures. Our primary trademarks are for our name and product names. We cannot be certain that we will be successful in protecting our proprietary rights. While we believe our patents, patent applications, software and other proprietary know-how have value, changing technology makes our future success dependent principally upon our ability to successfully achieve continuing innovation.
Litigation may be necessary in the future to enforce our proprietary rights, to determine the validity and scope of the proprietary rights of others, or to defend us against claims of infringement or invalidity by others. An adverse outcome in such litigation or similar proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from others or require us to cease marketing or using certain products, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, the cost of addressing any intellectual property litigation claim, both in legal fees and expenses, as well as from the diversion of management’s resources, regardless of whether the claim is valid, could be significant and could have a material adverse effect on our business, financial condition and results of operations.
In May 2014, we filed two petitions to the First Intermediate People’s Court of Beijing appealing the Chinese Trademark Appeal Board’s decision refusing our opposition to trademark applications for MOBIIEYE and MOBILEYE filed by Dongguan Mobiieye Auto Intelligent Technology Co., Ltd. (“Dongguan”). Our petitions alleged that Dongguan’s trademark applications were filed in bad faith as the trademarks are similar or identical to our MOBILEYE trademark. In the event we do not prevail in the actions, two of our pending MOBILEYE trademark applications in China may be refused by the Chinese Trademark Office based upon Dongguan’s prior applications, and our ability to protect and use our trademarks in China may be adversely affected. While we intend to vigorously pursue these actions, we are considering alternative ways to preserve the benefits of our branding in the Chinese market.
We are not a party to any pending litigation for infringement of intellectual property rights. Certain of our Tier 1 customers are parties in cases involving infringement of intellectual property rights. We have received discovery requests for production of information related to these pending cases. These customers have notified us that they have received notices of potential infringement of intellectual property rights. These customers have also requested that we provide potentially relevant information or indemnify them against infringement claims should litigation occur. We have agreed to provide potentially relevant information but have not agreed to indemnify any customer.
Competition
The ADAS industry is highly competitive. Competition is based primarily on technology, innovation, quality, delivery and price. Our future success will depend on our ability to develop superior advanced technology and to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors. Although we believe that we are the only provider of ADAS that offers all major safety and convenience-related functions in one cost-effective and well-packaged system and that has the amount and type of validation data necessary to compete effectively in the ADAS industry and there are significant other barriers to developing a competing sensory modality, we face potential competition primarily from Tier 1 companies and potentially other technology companies. However, we believe that some of our Tier 1 competitors have considerably reduced their internal efforts to offer an alternative camera technology in part because of our stated policy that we do not work with Tier 1 companies that sell products that compete with our products. More importantly, developing effective ADAS technology is technologically complex, requires the development of large validation datasets in order to train the software algorithms effectively, requires a long term commitment to validation and qualification with an OEM before serial production can even begin and requires significant financial resources. We further believe that, due to the high barriers to entry described above, the market will not easily open to new start-up participants. While large technology companies could possibly enter the market, we believe that they would experience the same five-to-seven year development timeline with an OEM as any other competitor, thus creating a significant barrier to entry for even the most resource-rich companies.

Insurance and Product Liability
We attempt to mitigate the risks of product liability claims through product testing and by including security features in the product design as well as by obtaining product liability insurance for a total of  $50 million.
Environmental Matters
We believe that our operations in Israel comply in all material respects with applicable laws and regulations concerning the environment. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on our results of operations or our business.
C.   Organizational Structure
Our business was originally incorporated in Israel in 1999. In 2001, we incorporated Mobileye B.V. as the holding company in The Netherlands for all of our worldwide activities. In July 2003, Mobileye B.V. was converted into Mobileye N.V., a Dutch limited liability company. Our management is located in Israel, and Mobileye N.V. is a resident of Israel (and not The Netherlands) for tax purposes. On July 10, 2014, all our outstanding shares of any class were split five-for-one into shares of the same class and then on July 31, 2014 all shares of all classes other than ordinary shares were converted into ordinary shares, € 0.01 nominal value per share, on a one-to-one basis (collectively, the “Share Recapitalization”). We closed our IPO on August 6, 2014. During 2014, we also reorganized the relationships of certain of our subsidiaries. See “Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Operating Results — Taxes on Income — Reorganization” and “Item 10. Additional Information — Share Capital.”
D.   Property, Plants, and Equipment
The Company leases its principal offices at 13 Hartom Street, Jerusalem, totaling approximately 80,000 square feet, pursuant to a lease that expires in February 2019 and that may be extended, at the option of the Company, for two additional five-year terms. See “Related Party Transactions — Relationship with OrCam Technologies Ltd.” for a description of a sublease of a portion of the leased space. The Company also leases office space in New York State, New Jersey and Texas, United States of America, Shanghai, People’s Republic of China, Düsseldorf, Germany and Tokyo, Japan.
ITEM 4A.   UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following information should be read together with our selected financial data and the audited consolidated financial statements and notes included elsewhere in this Annual Report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this Annual Report on Form 20-F, particularly in “Item 3. Key Information — Risk Factors” and “Introduction — Forward-Looking Statements.” We prepare our financial statements in accordance with U.S. GAAP.
Overview
Mobileye is the global leader in the design and development of software and related technologies for camera-based Advanced Driver Assistance Systems. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Our products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items, as well as to identify and read traffic signs and traffic lights. Our products combine high performance, low energy consumption and low cost, with automotive-grade standards. Our technology was first included in serial models in 2007. We estimate that our products were installed in approximately 5.2 million vehicles worldwide through December 31, 2014. As of December 31, 2014, our technology is available in 160 car models from 18 original equipment manufacturers. Further our products have been selected for implementation in serial production of 247 car models from 22 OEMs by 2016. Mobileye’s more than 16 years of research and development and data collected from millions of miles of driving experience give us a significant technological lead. For the past seven years, we have won more than 80% of the serial productions for which we have been requested to provide a quotation.
Key Performance Indicators
Our two key performance indicators are revenue growth and profitability, and in recent years, the levels of our free cash flow.
Revenue Growth
Our business model requires us to invest significant time and other resources early in our relationship with an OEM before we can begin to recognize significant revenues. During the first few years, we educate the OEM about our technology, including our sophisticated algorithms and the EyeQ® SoC platform and its capabilities, and the OEM evaluates and validates our technology in its facilities. After the OEM has evaluated our technology, if it intends to include our product in one or more of its new or redesigned automobile models, it will issue an RFQ for one or more applications. RFQs are usually issued for models that will be in production two to three years after the design win is awarded. An OEM’s model can remain in production for three or more years before the OEM decides either to discontinue the model or to engage in partial or substantial redesign. The revenues that we may receive in any given year are attributable to design wins in previous years. Therefore, management can typically determine the number of models that will include our products for at least two to three years in advance, subject to possible cancellation, postponement or termination of a program, which has happened only once since 2007.
We experienced overall revenue growth of approximately 77% and 102% in 2014 and 2013, respectively. We derive our revenues from two segments: sales to our OEM segment, substantially all of which are through Tier 1 companies, and sales of aftermarket products (the “AM Segment”).
Our OEM segment revenues grew by approximately 92% and 128% in 2014 and 2013, respectively. This growth was attributable to design wins in prior years with a number of OEMs including Chrysler, Ford, General Motors, HKMC, Honda, and Nissan.
Winning additional production programs is important to our future revenue growth. We invest significant effort in understanding the OEM market and identifying areas of growth, including with new OEMs and through the continuation of existing production programs. A key factor that affects our ability to win additional production programs is maintaining our technological leadership through investment in research and development. The other key factor is the continuing impact of regulation and the ratings systems deployed by the various NCAPs, particularly the European NCAP and the U.S. NCAP, administered by the NHTSA. As these NCAPs demand more ADAS applications, particularly AEB, in order to achieve or maintain the highest safety ratings, more automakers will include ADAS as standard fit in their models. In the past year, we have been sourced for standard fit programs for certain models in the regions where these ratings provisions have been instituted, such as Europe in 2014.
Additional factors that may affect our ability to increase our revenue are if the market were to turn to a competing camera-based offering or a reliance on a different sensory modality for ADAS, such as radar without including camera capability, any decrease in the quality of the manufacturing of our product and the timing of the launch of a particular model production. We seek to mitigate these risks by maintaining strong relationships with our OEMs and Tier 1 companies, gaining knowledge of relevant safety ratings and regulatory trends and maintaining adequate internal resources to support our existing production programs. We have also initiated an inventory purchase plan to mitigate unexpected difficulties in our primary subcontractor’s supply chain (like natural disasters) and manufacturing.

Management believes that our long term revenue growth opportunity will come from the increasing emphasis on autonomous driving, which will require ADAS technological innovations of increasing complexity. We have design wins from four OEMs to launch features involving hands-free-capable driving at highway speeds and in congested traffic situations in 2015-2018. We are also in development programs with four additional OEMs for potential launches in 2018. We believe the next autonomous driving innovation will be the inclusion of country road capabilities and city traffic capabilities. These capabilities require significant algorithmic advances, which we are currently developing. If we cannot complete such development in a timely manner or achieve design wins for these additional capabilities or if, following any such design win, our product is not fully validated and does not go into serial production, our long-term revenue growth will suffer. Further, although there is continuing regulatory concern about autonomous driving, we believe that the driver should remain responsible for driving the car and that such a position would significantly reduce regulators’ cause for concern. This view is evidenced in the recent acceptance of autonomous driving by the states of California and Nevada in the United States and recent statements by the European NCAP.
Our AM Segment revenue grew by approximately 22% and 44% in 2014 and 2013, respectively. The growth of our AM Segment revenue will be influenced by several trends:
•
Increasing market awareness attributable to the regulatory and safety ratings trend as well as OEMs creating awareness for their new car models through commercials;

•
Regulation and other actions that seek to incentivize the purchase of safety systems, including tax benefits and insurance premium discounts for installing ADAS; and

•
Sales to small OEMs that prefer an aftermarket solution rather than a built-in solution.

Unlike in the OEM segment where the universe of potential end customers is defined, AM Segment revenue growth requires significant sales and marketing efforts and a distribution network to reach the large but fragmented pool of potential customers worldwide, including fleets, insurance companies, government agencies and private end customers. There are also risks associated with manufacturing our aftermarket products and their delivery and installation, as well as our more direct involvement in the education of drivers regarding the products.
We generally work directly with large customers and our distributors distribute our products locally to smaller customers. This helps to keep our efforts concentrated into support to distributors and creating market awareness rather than building a large direct distribution chain, which would be more expensive and challenging to manage.
Profitability
We achieved marginal profitability in 2012, which increased in 2013 and in 2014 on a non-GAAP basis. The key indicator for our profitability is our adjusted net income, which is a non-GAAP measure reflecting U.S. GAAP net income after eliminating the impact of items that we do not consider indicative of our overall operating performance. To arrive at our non-GAAP net income (loss), we exclude share-based compensation expense from our U.S. GAAP net income (loss). We believe that this non-GAAP measure is useful to investors in evaluating our operating performance (see “— Reconciliation of Non-GAAP Measures”).
Our adjusted net income is influenced by our Gross Profit and our Operating Expenses as well as Financial Income (Loss), Interest Income (Loss) and Tax Expenses (Benefit).
Our Gross Profit is primarily affected by our Average Selling Price (ASP) in the OEM segment. ASP in our OEM segment varies based on the ADAS applications and their complexity. Our ASP grew from $35 to $37 to $44 in the years ended December 31, 2011, 2012 and 2013, respectively. In 2011, most of our EyeQ revenue came from road-based feature set applications (i.e., LDW, TSR and IHC). In 2012, most of our EyeQ revenue was attributable to feature set applications related to vehicle detection (i.e., FCW) in addition to the road applications. The sharp increase in ASP in 2013 resulted from the launch of more programs with vehicle detection applications so that the majority of deliveries were related to vehicle detection features. In 2014, the EyeQ ASP was largely unchanged at approximately $44 because the majority of deliveries were still related to vehicle detection features. Accordingly, our gross margin in the OEM segment

(excluding share-based compensation) was flat at approximately 75% for the years ended December 31, 2014 and 2013 compared to 70.8% for the year ended December 31, 2012. We expect our ASP to increase significantly over time as we produce more of our EyeQ3® and then EyeQ4® chips, we continue to add feature set applications and we win new production programs that include such additional feature set applications.
We are considered a Tier 2 supplier because we sell our product to Tier 1 companies that integrate our product into the overall system supplied to the OEMs. Our business model of being a Tier 2 supplier that subcontracts its manufacturing, together with our market penetration, results in an advantageous cost structure that requires minimal sales and marketing expenses for our OEM segment. Our OEM segment represented 85% and 78% of our revenues in the years ended December 31, 2014 and 2013, respectively, and over time, we expect that percentage to increase moderately as a result of the faster growth in the OEM segment than in the AM segment. Therefore, an increase in revenues will not cause a material increase to our operating expenses (excluding share-based compensation), which increases our profitability. Our revenues increased by 77% in the year ended December 31, 2014 compared to the year ended December 31, 2013 but our operating expenses (excluding share-based compensation) increased by only 40% . Similarly, our revenue increase of 102% in 2013 led to an increase of only 14% in our operating expenses (excluding share-based compensation) for the same year. We expect a similar trend for the foreseeable future. While our operating expenses will increase as our revenues grow, the percentage they will represent of revenues is expected to decrease compared to 2014, resulting in both an increase in the absolute amount of operating profit as well as the percentage operating profit bears to revenues.
We also expect to benefit from a favorable tax rate of approximately 9% in Israel, where we derive most of our income. The favorable tax rate is subject to the fulfillment of terms and conditions under applicable law and a ruling we received from the Israel Tax Authority (“ITA”) in July 2014. See also “— Factors Affecting Our Operating Results — Taxes on Income — Reorganization.”
Free Cash Flow
We monitor carefully our free cash flow, particularly as our operations have become profitable. Free cash flow is a non-GAAP measure, which we define as cash flow from operating activities minus capital expenditures. Free cash flow is important to reflect the cash that can allow us to pursue business opportunities and fulfill our goals.
We generated $50.8 million and $25.6 million of free cash flow for the years ended December 31, 2014 and December 31, 2013, respectively, while we had negative free cash flow of  $3.2 million for the year ended December 31, 2012. This free cash flow compares to net cash provided by (used in) operating activities of $56.1 million, $28.1 million and $(1.7) million for the years ended December 31, 2014, 2013 and 2012, respectively.
Non-GAAP Financial Measures
We have provided in this Annual Report on Form 20-F financial information that has not been prepared in accordance with U.S. GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors as a supplement to U.S. GAAP measures. We believe that these non-GAAP financial measures also provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.
Non-GAAP financial measures should not be considered in isolation from, or considered as an alternative to, operating income (loss), net income (loss), earnings per share or any other measure of financial performance calculated and presented in accordance with U.S. GAAP. Our non-GAAP measure may not be comparable to similarly titled measures of other organizations because other organizations may not calculate non-GAAP measures in the same manner. You are encouraged to evaluate these adjustments and the reason we consider them appropriate.
Non-GAAP net income (loss).   To arrive at our non-GAAP net income (loss), we exclude share-based compensation expense from our U.S. GAAP net income (loss). We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:

•
We believe that elimination of share-based compensation expense is appropriate because treatment of this item may vary for reasons unrelated to our overall operating performance;

•
We use this non-GAAP measure in conjunction with our U.S. GAAP financial measure for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance;

•
We believe that this non-GAAP measure provides better comparability with our past financial performance, facilitates better period-to-period comparisons of operational results and may facilitate comparisons with similar companies, many of which may also use similar non-GAAP financial measures to supplement their U.S. GAAP reporting; and

•
Our investor presentations and those of securities analysts include non-GAAP financial measures to evaluate our overall operating performance.

Non-GAAP EPS.   To arrive at our non-GAAP EPS, we divided the non-GAAP net income by the sum of the number of our outstanding ordinary shares during the relevant period and the number of ordinary shares resulting from the conversion of all of our outstanding class shares into ordinary shares with no liquidation preferences on a one-to-one basis as set forth in our articles of association. On July 31, 2014, shortly before our IPO, all outstanding class shares were so converted into ordinary shares.
Free cash flow.   We define free cash flow as net cash provided by operating activities minus capital expenditures. Free cash flow is important to reflect the cash that can allow us to pursue business strategies and opportunities and fulfill our goals. A limitation of using free cash flow versus the U.S. GAAP measure of net cash provided by operating activities as a means for evaluating us is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement.
Adjusted Net Income
Set forth below is the reconciliation of Net Income (Loss) Before Share-Based Compensation to Net Income (Loss):
	Year ended December 31,
	2014	2013	2012
	(in thousands)
Net Income (Loss)	$(30,084)	$19,920	$(53)
Share-Based Compensation	76,853	13,131	1,855
Net Income Before Share-Based Compensation	$46,769	$33,051	$1,802

Free Cash Flow
Set forth below is the reconciliation of Free Cash Flow to Cash Flow from Operating Activities
	Year ended December 31,
	2014	2013	2012
	(in thousands)
Net cash provided by operating activities	$56,128	$28,188	$(1,665)
Capital Expenditures	(5,378)	(2,592)	(1,526)
Free Cash Flow	$50,750	$25,596	$(3,191)

Factors Affecting Our Operating Results
We believe there are several important factors that have affected and that we expect to continue to affect our results of operations:

Revenues
We evaluate segment performance based on our two segments’ operating income.
Sales to OEMs.   We supply our technology to OEMs through our arrangements with automotive system integrators, known as Tier 1 companies, which are direct suppliers to OEMs. Our products are ultimately integrated into a new vehicle by the OEM to perform ADAS functions. We have strong direct relationships with OEMs. Mobileye’s OEM products have been available in production vehicles since 2007. Sales to OEMs represented approximately 84.8%, 77.9% and 69.1% of our total revenues for each of the years ended December 31, 2014, 2013 and 2012, respectively.
Aftermarket Product Sales.   We also offer our ADAS technology as an aftermarket product directly and through distributors to end customers, including commercial and governmental fleet owners, fleet management system providers, insurance companies, new vehicle dealers and importers. Mobileye’s aftermarket products have been sold since 2007. Through December 31, 2014, our aftermarket products have been installed in approximately 165,000 vehicles. Our aftermarket sales represented approximately 15.2%, 22.1%, and 30.9% of our total revenues for each of the years ended December 31, 2014, 2013 and 2012, respectively.
We believe there are two important factors that affect both our OEM revenues and, to a lesser extent, our aftermarket product revenues:
•
Regulation and NCAP ratings — The continual emphasis on safety is driven both by regulation and the availability to consumers of independent assessments of the safety performance of different car models, which have encouraged OEMs to produce cars that are safer than those required by law. In many countries, new car assessment programs (“NCAPs”) have created a “market for safety.” OEMs seek to demonstrate that their new and revamped car models satisfy the NCAP’s highest rating, typically five stars, or can “tick the box” on the new car sticker. National NCAPs will continue to add specific ADAS applications to their evaluation items over the next several years. We believe that this global rollout will also lead to harmonized requirements across key geographic areas. We further believe that these increasing requirements will help us increase our revenues.

•
Consumer awareness and acceptance of ADAS — Our sales are also driven by public awareness and demand for driver safety technology. In recent years, as regulatory requirements and NCAP ratings have increased, OEMs have also begun to highlight their safety features as a competitive advantage. For example, an OEM emphasized its safety features based on Mobileye technology in an advertisement during the 2014 Super Bowl.

We believe these factors will have a greater impact on our OEM segment, which, based in part on the expected additional serial production already sourced from us through 2017, is expected to grow more rapidly than our aftermarket segment.
The ASP for our OEM products is primarily based on the bundle of applications that are included in the specific product. Each OEM determines the application bundle set that it wants for the particular model.
Our ASP for the aftermarket is primarily based on the sales channel, the end customer sub-segment and volume. Generally, when we sell directly to the end customer, our ASP is higher than when we sell through distributors. Recently, as a result of certain regulatory benefits in Israel, our revenue in the AM segment has also been affected by movements of the U.S. dollar against the New Israeli Shekel. To date most of our aftermarket sales have been to commercial and fleet customers. We believe there is significant potential for growth in other sub-segments such as insurance companies and governmental incentive programs, which are focused on saving lives and reducing the number of road accidents.
Although parts of the automotive industry are subject to seasonality, depending on the location of the OEM and other factors, it is not yet clear whether seasonality will affect our results of operations because our continuing growth in revenues has masked any seasonality impact.

Cost of Revenues and Gross Profit
Cost of revenues of our OEM segment includes the manufacturing cost of our EyeQ® chips as well as royalty fees for the intellectual property that is included in the EyeQ SoC, logistics costs, depreciation, product liability insurance reserves for estimated warranty expenses and, to the extent relevant, charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand.
Cost of revenues of our aftermarket product includes, in addition to the cost of the EyeQ® chips (including royalties), direct material, labor costs, depreciation, manufacturing and supply chain overhead, quality control, shipping and logistic costs and reserves for estimated warranty expenses. Cost of revenues also includes charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand. We purchase the majority of the components directly and our products are manufactured primarily by one contract manufacturer in China.
Our gross profit equals total revenues less our total cost of revenues, and our gross margin is our gross profit expressed as a percentage of total revenues.
Our cost of revenue is expected to increase as our sales continue to grow.
Research and Development Expenses
Research and development activities are conducted at our machine vision center in Jerusalem, Israel. Our activities are divided among:
•
Core technology, which are (i) algorithms, including visual processing, camera control, vehicle control, camera/radar fusion and related engineering tasks and (ii) application software;

•
New products and enhancements to existing products in response to OEM requirements; and

•
Hardware, which includes (i) silicon design for the EyeQ® chip including the EyeQ4®; (ii) hardware electronics design for testing and other equipment and (iii) new aftermarket hardware; for example, we are currently developing the next generation of our aftermarket products incorporating the EyeQ3® chip.

Research and development expenses primarily consist of expenses related to personnel, including share-based compensation, material, parts and other prototype development, consulting and other professional services, amortized equipment expense and quality assurance within the development programs.
Our research and development expenses are partially offset by non-refundable Non-Recurring Engineering reimbursement that we receive from OEMs attributable to specific development programs with the OEMs. Any such reimbursement is not contingent upon success of the program. We retain all the rights to our work on these programs.
We intend to continue our significant investment in research and development activities as we believe that being the technology leader and the most innovative ADAS company is our key strength. Accordingly, we expect the absolute amount of our research and development expenses to increase but to decrease as a percentage of revenue as our business grows.
Sales and Marketing
Selling and marketing expenses consist of personnel and personnel-related expenses, including share-based compensation, of our sales force as well as advertising and marketing expenses. We expect to increase our sales and marketing activities, mainly in order to increase our aftermarket sales. We expect to increase our sales and marketing expenses as we continue our efforts to increase market awareness of the benefits of ADAS and to increase our aftermarket segment revenues, but sales and marketing expenses should decrease as a percentage of revenue as our business grows over time.

General and Administrative Expenses
General and administrative expenses consist of personnel and personnel-related expenses, including share-based compensation, of our executive, finance, legal and information systems departments as well as legal and accounting fees, litigation expenses, and fees for professional and contract services. We expect the amount of our general and administrative expenses to increase but to decrease as a percentage of revenue as our business grows over time. The primary reasons for the growth in general and administrative expenses will be the costs related to being a public company, including the need to hire more personnel to support compliance with the applicable provisions of SOX and other SEC rules and NYSE regulations as well as increased premiums for director and officers insurance and the increased use of share-based compensation for general and administrative personnel.
Interest Income
Interest income consists of interest earned on cash balances and short-term investments, such as debentures and money market funds. We have historically invested our available cash balances primarily in short-term deposits and debentures. The primary objective of our investments in debt instruments is to preserve principal while maximizing yields.
Financial Income (Expenses), net
Our functional currency is the U.S. Dollar. Financial income (expense), net consists primarily of fluctuations in value due to foreign exchange differences between our monetary assets and liabilities denominated in New Israeli Shekels and to a much lesser extent, the Euro, the Japanese Yen and other currencies. In addition, Financial income (expense), net, includes realized gains and losses on sales of financial investments and any decline in the value that is considered not temporary. The primary reason for the increase in financial expenses was foreign exchange differences, mainly on cash balances and short-term investments denominated in New Israeli Shekels, which were not material as of December 31, 2014.
Taxes on Income
Until July 2014, Mobileye N.V. and our Cypriot subsidiary were taxed under the laws of their respective countries of incorporation. Following our reorganization (see “— Reorganization” below), we have our headquarters in Israel, and Mobileye N.V. and our Cypriot subsidiary are residents of Israel for tax purposes. The enacted statutory tax rates applicable to us and our significant subsidiaries are as follows:
•
MVT, our Israeli subsidiary, is taxed under Israeli law. Income not eligible for benefits under the Investment Law (described below) is taxed at the corporate tax rate. The corporate tax rate in Israel is 26.5% in 2015. Corporate tax rates were 26.5% in 2014 and 25% in both 2013 and 2012. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise or a Preferred Enterprise under the Investment Law may be considerably less. Capital gains derived by an Israeli company are subject to tax at the prevailing corporate rate.

•
Upon the election made by MVT in May 2014, MVT became eligible for certain tax benefits under the 2011 Amendment (as defined below) of the Israeli Investment Law — “Preferred Enterprise Benefits” as of the beginning of 2014. According to the 2011 Amendment and subject to the Preferred Enterprise Ruling (as described below), our “Preferred Income” will be subject to a reduced tax rate. See “— Tax Regime Under the 2011 Amendment (“Preferred Enterprise”)” below.

•
Until our internal reorganization was completed in the third quarter of 2014, most of our benefit (tax) on income was incurred from Cyprus, which was the location of our intellectual property. See “— Reorganization” below. Our Cypriot subsidiary was taxed at the Cypriot corporate tax rate, which was 10% prior to 2013 and became 12.5% from 2013 and thereafter. Our Cypriot subsidiary could offset profits arising in future years with taxable losses (carryforward losses) for the five years prior to the fiscal year in which the losses were incurred. Interest income is taxed at the Defence tax rate, which was 30% in 2013 and thereafter (effective from May 1, 2013) and 15% in 2012. As of the transfer of the management and control of our Cypriot subsidiary to Israel, our Cypriot subsidiary is treated as an Israeli resident for tax purposes and is taxed under the Israeli regular corporate tax rate of 26.5%; however, we believe that the Cypriot subsidiary will not have meaningful taxable income. See also “— Reorganization” below.
Israeli Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959
MVT has elected the “Benefited Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The Investment Law was significantly amended effective April 1, 2005 (the “2005 Amendment”), and further amended as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or to elect irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply.
Tax Regime Under the 2005 Amendment (“Benefited Enterprise”)
The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the “Benefits Period,” depending on the level of  “Foreign Investment,” as defined under the Investment Law, in the company in each year. A company qualifying for tax benefits under the 2005 Amendment that pays a dividend or engages in certain actions that are treated as deemed dividends by the ITA out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the otherwise applicable rate of 25%, or lower rates in the case of a qualified Foreign Investors Company (“FIC”), according to the rate(s) of Foreign Investment in the company for the applicable tax year(s). Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15%, or such lower rate as may be stipulated in an applicable tax treaty provided that a certificate from the ITA allowing for the reduced withholding tax rate is obtained in advance. The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law, its regulations and any ruling received from the ITA. In the event of failure to comply with these conditions in a given tax year during the “Benefits Period”, the entitlement to the benefits for such tax year would be cancelled; however, the Company’s eligibility for benefits in prior and future years should not be affected.
Tax Regime Under the 2011 Amendment (“Preferred Enterprise”)
The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes, inter alia, a company incorporated in Israel that is (i) not wholly owned by a governmental entity; (ii) owns a Preferred Enterprise, as defined under law, (iii) is controlled and managed from Israel, and fulfills certain conditions described in the Investment Law. From 2014 and thereafter a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in development zone A, in which case the rate will be 9%. MVT’s activities are located in development Zone A.
Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at the source at the rate of 20% with respect to dividends to be distributed after January 1, 2014, subject to certain conditions, or such lower rate as may be provided in an applicable tax treaty provided that a certificate from the ITA allowing for the reduced withholding tax rate is obtained in advance. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if the funds are subsequently distributed to individuals or to a non-Israeli company, the withholding tax would apply to such subsequent distribution).
We have had Benefited Enterprise programs under the Investment Law since 2005, which, we believe, have entitled us to certain tax benefits. Additionally, in connection with the original grant of  “Benefited Enterprise” status, in 2006, MVT was recognized by the Israeli Chief Scientist Office as a “Research and Development Company.”
According to the election that we made in May 2014 in connection with the July 2014 ruling from the ITA (the “Preferred Enterprise Ruling”) following the reorganization described below, MVT is a “Preferred Company” under the Investment Law and is able to benefit from a reduced tax rate of approximately 9% as of the beginning of 2014, subject to the fulfillment of the terms and conditions of the law and the Preferred Enterprise Ruling. The following are the main terms and conditions of the Preferred Enterprise Ruling:
•
MVT is required to add 50 new manufacturing and research and development employees in each of the tax years of 2014, 2015 and 2016 and it is further required to continue employing such additional employees for the tax years until 2018. Failure to meet this term will affect the effective tax rate in a ratio related to the number of non-recruited and non-retained employees.

•
MVT is required to acquire 90% of its expenses from Israeli subcontractors within preferred regions compared to its total cost of goods sold and research and development to maintain the highest benefits. If the ratio is less than 90%, the tax rate will be affected in a ratio related to the portion of expenses paid to such subcontractors, all as described in the ruling.

•
An MVT dividend shall be deemed first to be paid out of the undistributed income that was exempt from Israeli corporate tax generated by the Benefited Enterprise, which shall be subject to additional tax at the MVT level and to the dividend distribution provisions of income derived by a Benefited Enterprise.

•
ITA approval is required for MVT to transfer its intellectual property to a third party.

•
The Preferred Enterprise Ruling will become void in the event that MVT changes its field of activities or business model, or significantly reduces the volume of its development activity, all unless otherwise determined by the ITA.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.
Reorganization
Prior to our IPO in August 2014, we reorganized our internal corporate structure and all of our intellectual property, formerly owned by our Cypriot subsidiary, was transferred to MVT. In connection with such reorganization, we received a tax ruling from the ITA in July 2014 (“Reorganization Ruling”) providing that, among other matters, the reorganization will not trigger any tax in Israel and will not violate any of the Israeli tax covenants to which MVT and its shareholder are bound pursuant to a previous tax ruling. Furthermore, according to the Reorganization Ruling, the transfer of the intellectual property to MVT does not trigger tax effects in Israel in accordance with section 104B(f) of the Israeli Tax Ordinance (New version), 1961 (the “Ordinance”) subject to compliance with the terms of such section and the regulations promulgated thereunder (including certain limitations on the transferability of the shares of MVT and the Cypriot subsidiary). Under the Reorganization Ruling, transfer of the intellectual property to any third party will be subject to ITA approval. We also received opinions from Cyprus counsel and Dutch counsel that the reorganization should not result in tax liabilities under the laws of Cyprus or The Netherlands although there can be no assurance that the relevant tax authorities might determine that such taxes are not owed. In addition, prior to our IPO, we took the necessary steps, including shareholder approval, to transfer all tangible assets and all liabilities of our Cypriot subsidiary to MVT, as well as to transfer the effective management of Mobileye N.V. and the management and control of our Cypriot subsidiary to Israel in order for them to become Israeli tax residents. The Reorganization Ruling contains additional conditions, including relating to cancellation of losses and cost basis, limitations on use of losses, credits, deductions and exemptions. See “— Taxes on Income — Tax Regime Under the 2011 Amendment (“Preferred Enterprise”).”
Segment Information
We manage the Company and its subsidiaries on the basis of two reportable segments. The OEM segment supplies the proprietary software algorithms and EyeQ® chip that are the core technology of the complete ADAS to the Tier 1 companies that are the system integrators for the automotive industry. Except for limited direct sales of testing equipment to OEMs, our direct customer is the Tier 1 company with which we have a contractual relationship and which is responsible for paying us for our products. Because of the complex nature of our product and the need to customize and validate the product and to integrate it into the OEM’s overall ADAS system, we also have strong direct relationships with the OEMs. In the AM segment, the Company sells a complete system, which includes our proprietary software algorithms and EyeQ® chip as well as the camera and other necessary components. The complete system offers a variety of ADAS functions to end customers including commercial fleet owners, fleet management system providers, new vehicle dealers and importers. We generate sales in the AM segment either directly or through distributors. For a discussion of our major customers, see Note 12 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.
Our revenues in the OEM segment increased by 92.4% in the year ended December 31, 2014 from the year ended December 31, 2013, and increased by 127.5% in the year ended December 31, 2013 from the year ended December 31, 2012. Our revenues in the AM segment increased by 21.6% in the year ended December 31, 2014 from the year ended December 31, 2013 and increased by 44.0% in the year ended December 31, 2013 from the year ended December 31, 2012.
The most material operating expenses in the OEM segment are research and development expenses, while the most material operating expenses in the AM segment are sales and marketing expenses.
Set forth below is selected information for each of our business segments:
Revenues by Segment
	Year ended December 31,
	2014	2013	2012
	(in thousands)
OEM	$121,799	$63,290	$27,818
AM	$21,838	17,955	12,467
Total	$143,637	$81,245	$40,285

Segment Performance*
	Year ended December 31,
	2014	2013	2012
	(in thousands)
OEM	$56,913	$23,917	$(605)
AM	$5,258	4,412	808
Total	$62,171	$28,329	$203

*
Excludes share-based compensation

Segment Revenue as Percentage of Total Revenues
	Year ended December 31,
	2014	2013	2012
OEM	84.8%	77.9%	68.9%
AM	15.2%	22.1%	31.1%
Total	100.0%	100.0%	100.0%

Segment Performance as a Percentage of Segment Revenues
	Year ended December 31,
	2014	2013	2012
OEM	46.7%	37.8%	(2.2)%
AM	24.1%	24.6%	6.5%

For more information regarding our segments, including a reconciliation of segment performance to consolidated operating profit, see Note 11 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.
Our financial results for the periods presented below are not necessarily indicative of the financial results that we may achieve in future periods.
Comparison of Results of Operations for 2014, 2013 and 2012
Revenues
For the year ended December 31, 2014, our total revenue increased by $62.4 million to $143.7 million, or 76.8%, from $81.2 million for the year ended December 31, 2013. The principal factors affecting our revenue growth were:
•
OEM — Revenues from OEM sales grew by approximately $58.5 million, or 92.4%, from 2013 to 2014 The increase in 2014 reflected the increase in sales attributable to (i) the beginning of serial production, or “launch,” for nine new program launches, mainly with Ford, General Motors, HKMC, Nissan and Tesla through Tier 1 companies; (ii) the full year effect of six launches in 2013; and (iii) increases in current programs assumed to result from increased market awareness and additional models launched with our technology.

•
AM — Revenues from aftermarket sales increased by $3.9 million, or 21.6%, from 2013 to 2014. The increase in 2014 was mainly related to regulatory incentives in Israel. Our AM revenues were also affected by our sales channel mix. Typically, our ASP for sales through distributors is less than the ASP for direct sales. Our overall ASP decreased by 2% from 2013 to 2014, mainly due to channel mix and foreign exchange differences on revenues in New Israeli Shekels.

For the year ended December 31, 2013, our total revenue increased by $41.0 million, or 101.7%, to $81.2 million, from $40.3 million for the year ended December 31, 2012. The principal factors affecting our revenue growth were:
•
OEM — Revenues from OEM sales increased by approximately $35.5 million, or 127.5%, from 2012 to 2013. The increase in 2013 reflected the increase in sales from (i) six new launches of production programs with Ford, General Motors, HKMC Jaguar Land Rover, Nissan and Scania through Tier 1 companies; and (ii) the full year effect of four launches in 2012 with Chrysler, General Motors, Honda and Mitsubishi.

•
AM — Revenues from aftermarket sales increased by $5.5 million, or 44.0%, from 2012 to 2013. The increase in 2013 reflected increases in sales attributable to increasing market awareness and our continuing investment in sales activities, including the formation of our subsidiaries in Germany and the People’s Republic of China and the increased sales teams in these regions and throughout the world.

Major Customers
In the year ended December 31, 2014, three of our Tier 1 customers represented 33%, 23% and 11% of our total revenues. In the year ended December 31, 2013, three of our Tier 1 customers represented 34%, 18% and 11% of our total revenues. In the year ended December 31, 2012, two of our Tier 1 customers represented 29% and 11% of our total revenues. Our sales to any single Tier 1 company typically cover more than one OEM and more than one production program from any OEM and therefore we view major customers on the OEM level. In 2014, sales through our Tier 1 suppliers to each of four OEMs accounted for more than 10% of our total revenues. Revenues related to the four main OEM customers were comprised of sales attributable to 85 car models of which four production programs each accounted for more than 10% of our total revenues. Below is an analysis of OEM and AM major customers:
•
OEM — Set forth below are OEMs that represented at least 10% of our OEM revenues during the three years ended December 31, 2014:

•
General Motors represented 30%, 29% and 30% of OEM revenues during 2014, 2013 and 2012, respectively;

•
Nissan represented 16% of OEM revenues during 2014 and 10% of OEM revenues during 2013;

•
BMW represented 14%, 15% and 18% of OEM revenues during 2014, 2013 and 2012, respectively; and

•
Honda represented 13%, 25% and 17% of OEM revenues during 2014, 2013 and 2012, respectively.

We believe that in future years, because of the increase in the number of car models that will contain our products as well as in the number of OEMs with which we will be working, our reliance on any specific OEM should decline significantly.
•
AM — Set forth below are distributors or customers that represented more than 10% of our AM revenues during the three years ended December 31, 2014:

•
Distributor 1 represented 17% of our AM revenues during 2014;

•
Distributor 2 represented 14% of our AM revenues during 2014; and

•
No other direct customer or distributor represented more than 10% of our AM revenues for any specified period.

We believe that in future years, because of the increase in our revenues, our reliance on any specific distributor should decline significantly.
Cost of Sales
Cost of sales increased during the year ended December 31, 2014 by $15.9 million, or 75.3%, compared to the year ended December 31, 2013. The increase correlated to the increased sales of our products. As a percentage of revenues, cost of sales decreased in 2014 by 0.2% from 2013. Our Gross Profit for the year ended December 31, 2014 was $106.6 million, an increase of 77.3%, compared to $60.1 million for the year ended December 31, 2013.
•
OEM — Our 2014 OEM Gross Profit was $91.5 million (gross margin of 75.1%), an increase of 93.1%, compared to $47.4 million (gross margin of 74.9%) for 2013. The increase in Gross Profit resulted from an increase in the volume of products sold as well as changes in product mix.

•
AM — Our AM Gross Profit for the year ended December 31, 2014 increased by 18.6% to $15.1 million (gross margin of 69.2%) compared to $12.7 million (gross margin of 71.0%) for 2013. The increase in Gross Profit resulted from increases in the volume of products sold. The 2014 decrease in gross margin resulted mainly from a different channel mix and exchange rate differences.

Cost of sales increased during the year ended December 31, 2013 by $8.9 million, or 72.9%, compared to the year ended December 31, 2012. The increase correlated to the increased sales of our products. As a percentage of revenues, cost of sales decreased by 4.3% in 2013 from 2012. Our Gross Profit for the year ended December 31, increased by 114.2%, compared to Gross Profit of  $28.1 million for the year ended December 31, 2012.
•
OEM — Our 2013 OEM Gross Profit increased 140.7%, compared to $19.7 million (gross margin of 70.8%) for 2012. The increase in Gross Profit resulted from an increase in the volume of products sold as well as changes in product mix.

•
AM — Our 2013 AM Gross Profit increased by 51.5% compared to $8.4 million (gross margin of 67.5%) for 2012. The increase in Gross Profit resulted from increases in the volume of products sold and increased ASP described above.

Research and Development Expenses, net
Research and development expenses in all periods are primarily related to our OEM segment.
Research and development expenses, net as a percentage of revenues decreased to 25.7% for the year ended December 31, 2014 compared to 27.5% for the year ended December 31, 2013, primarily due to the increase in our revenues.
•
Gross research and development expenses increased by $14.0 million, or 42.6%, to $46.8 million for 2014. The increase in 2014 was mainly due to increased headcount, share-based compensation, depreciation of IT hardware needed to accommodate our validation dataset and an increase in quality assurance activity by our subcontractor in Sri Lanka and expenses incurred for the EyeQ4 development.

•
Non-Recurring Engineering reimbursement, which offsets our gross research and development expenses, decreased by $0.6 million in the year ended December 31, 2014. In general, Non-Recurring Engineering reimbursement derives from specific development programs with the OEMs, and varies by the length and cost of the specific development program.

•
As a result, research and development expenses, net increased by $14.6 million, or 65.5%, to $36.9 million for 2014 compared to $22.3 million for 2013.

Research and development expenses, net as a percentage of revenues decreased to 27.5% for the year ended December 31, 2013 compared to 39.4% for the year ended December 31, 2012, primarily due to the increase in our revenues.
•
Gross research and development expenses of  $32.8 million in 2013 increased by 26.9% from $25.9 million for 2012. The increase was mainly due to increased headcount and depreciation related mainly to our additional IT hardware needed to accommodate our validation dataset.

•
Non-Recurring Engineering reimbursement, which offsets our gross research and development expenses, increased by $0.5 million for the year ended December 31, 2013.

•
As a result, research and development expenses, net increased by $6.4 million, or 40.6%, to $22.3 million for 2013 compared to $15.9 million for 2013.

Sales and Marketing Expenses
Sales and marketing expenses as a percentage of revenues decreased to 9.0% for the year ended December 31, 2014 compared to 15.2% for the year ended December 31, 2013, primarily due to the increase in our revenues. Sales and marketing expenses increased by $0.6 million, or 4.7%, to $12.9 million for the year ended December 31, 2014 compared to $12.3 million for the year ended December 31, 2013. The increase was mainly due to increased marketing efforts attributable to the AM segment in order to reach potential customers worldwide, including fleets, insurance companies, government agencies and private end customers. Without the effect of share-based compensation, sales and marketing expenses increased by $1.2 million for the year ended December 31, 2014.

Sales and marketing expenses as a percentage of revenues decreased to 15.2% for the year ended December 31, 2013 compared to 16.0% for the year ended December 31, 2012, primarily due to the increase in our revenues. Sales and marketing expenses increased by $5.9 million, or 91.7%, to $12.3 million for the year ended December 31, 2013 compared to $6.4 million for the year ended December 31, 2012. During 2012 our German subsidiary began operations and during 2013 our Chinese subsidiary began operations. The 2013 increase was almost entirely the result of share-based compensation in the amount of  $5.2 million attributable to options granted and to a much lesser extent, resulted from increased personnel at our German and Chinese subsidiaries. Without the effect of share-based compensation, sales and marketing expenses increased $0.6 million for the year ended December 31, 2013.
General and Administrative Expenses
General and administrative expenses as a percentage of revenues increased to 49.7% for the year ended December 31, 2014 compared to 12.6% for the year ended December 31, 2013. The increase was mainly due to share-based compensation, primarily to our Founders (45.6% of revenues). General and administrative expenses increased by $61.2 million, or 595%, to $71.4 million for 2014 compared to $10.3 million for 2013. The increase was primarily attributable to an increase in share-based compensation of  $60.6 compared to 2013, mainly related to options granted to our Founders. General and administrative expenses excluding share-based compensation increased by $0.6 million during 2014, mainly related to audit and other expenses related to being a public company and increased headcount, offset by a decrease of  $2.2 million in litigation expenses.
General and administrative expenses as a percentage of revenues decreased to 12.6% for the year ended December 31, 2013, compared to 18.4% for the year ended December 31, 2012. The decrease was mainly due to the increase in our revenue. General and administrative expenses increased by $2.9 million, or 38.5%, to $10.3 million for 2013 compared to $7.4 million for 2012. The increase was primarily attributable to an increase in share-based compensation of  $4.8 million, mainly related to option grants to our Founders, and an increase in headcount ($0.5 million), offset by a decrease of  $2.5 million in legal expenses. Our legal fees decreased in 2013 compared to 2012 because an intellectual property litigation that we initiated against a small U.S-based start-up company ended.
Interest Income
Interest income increased by $0.2 million, or 23%, to $1.3 million for the year ended December 31, 2014 compared to $1.1 million for the year ended December 31, 2013. The increase was primarily due to the $197.4 million of net proceeds from our IPO on August 1, 2014.
Interest income decreased by $0.4 million, or 30.8%, to $1.1 million for the year ended December 31, 2013 compared to $1.5 million for the year ended December 31, 2012. The decrease in 2013 resulted principally from lower interest rates.
Financial Income (Expenses)
Financial income (expenses) were ($4.4) million for the year ended December 31, 2014 compared to $1.4 million for the year ended December 31, 2013. The 2014 financial expenses resulted from foreign currency losses of  $3.1 million that derives mainly from the devaluation of the New Israeli Shekel against the U.S. dollar. Although we seek to limit our exposure to currency exchange rate risk by maintaining similar levels of assets and liabilities in New Israeli Shekels and U.S. dollars, to the extent commercially feasible, we cannot fully eliminate the effects of currency fluctuations.
Financial income increased by $1 million, or 245.5%, to $1.4 million for the year ended December 31, 2013 compared to $0.4 million for the year ended December 31, 2012. The 2013 increase resulted mainly from an increase in foreign currency gains of  $1.3 million.
Taxes on Income
For the year ended December 31, 2014, our tax expenses were $12.3 million compared to tax benefit of $2.3 million and tax expenses of  $0.3 million for the years ended December 31, 2013 and 2012, respectively. The increase is attributable to uncertain tax positions, increase in taxable income and the fact that in 2013 we still had carry forward tax losses, which resulted in no tax expenses in the Cypriot entity. Moreover, in December 2013, given the clear visibility on achieving taxable profits, we released the valuation allowance on deferred taxes of our Cypriot subsidiary since management believes that it is more likely than not that the deferred tax asset will be realized within the foreseeable future. Those carry forward tax losses were utilized during 2014. The release resulted in a benefit of  $3.0 million in the year ended December 31, 2013, which was offset by current taxes of  $0.7 million. For the year ended December 31, 2012, we had current taxes of  $0.3 million, mainly from income at MVT.
Earnings (Loss) Per Share
Immediately prior to our IPO, we completed the Share Recapitalization pursuant to which all of our outstanding classes of shares converted into ordinary shares, none of which has any liquidation preference, on a one-to-one basis as set forth in our articles of association.
Our calculation of earnings (loss) per share has been affected by two factors that cannot recur. The first factor that is applicable to both 2014 and 2013, is that until July 31, 2014, shortly prior to our IPO, our issued share capital was composed of Class A ordinary shares (with no liquidation preference), ordinary shares (with liquidation preference), and Class B, C, D, E, F1 and F2 Shares (with liquidation preferences). Prior to our IPO, the only class of outstanding shares without a liquidation preference was the Class A ordinary shares. Therefore, under U.S. GAAP, earnings per share had to be computed based on the outstanding Class A ordinary shares. While the weighted average number of all of our share capital was 207.2 million (basic and diluted) for 2014 and 195.7 million (basic) and 204.9 million (diluted) for 2013, the weighted average number of outstanding Class A ordinary shares was 107.9 million and 37.5 million in 2014 and 2013, respectively, for purposes of both the basic and diluted calculation of loss per share. The other factor that is applicable only to 2013 is that during 2013, as a result of the investment transaction described in Note 8(g) to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, we redeemed 43,456,175 aggregate shares of classes B, C, D, E and Ordinary shares (with liquidation preference), which were subsequently converted to Class F1 and Class F2 shares and sold to new investors. In connection with this redemption, we transferred value to the preferred shareholders, which was calculated as the difference between (1) the fair value of the consideration transferred and (2) the carrying value of the 43,456,175 shares of classes B, C, D, E and Ordinary shares (with liquidation preferences) surrendered. The difference, in the amount of  $230 million, was recorded as a reduction to net income applicable to Class A Ordinary shares used to calculate basic and diluted loss per share.
Because of the foregoing factors, the calculation of earnings (loss) per share resulted in a loss per ordinary share in 2014 of  $0.28 and a loss per Class A ordinary share in 2013 of  $6.03, calculated as follows:
Year Ended December 31, 2014
(in thousands, except per share data)
Basic and diluted EPS for Ordinary Shares
Numerator
Net loss	$(30,084)
Denominator
Weighted average ordinary shares outstanding	107,942,091
Net loss per share
Basic and Diluted	$(0.28)

Year Ended December 31, 2013
(in thousands, except per share data)
Basic and diluted EPS for Class A Ordinary Shares
Numerator
Net income	$19,920
Amount allocated to participating shareholders	(16,105)
Adjustment as a result of benefit to participating shareholders	(229,832)
Net loss applicable to Class A ordinary shares	$(226,017)
Denominator
Weighted average Class A ordinary shares outstanding	37,476,595
Net loss per share
Basic and Diluted	$(6.03)

Immediately prior to our IPO, we completed the Share Recapitalization pursuant to which all of our outstanding classes of shares converted into ordinary shares, none of which has any liquidation preference, on a one-to-one basis as set forth in our articles of association. Therefore, following our IPO, neither of the two factors described above is relevant to the calculation of earnings per share. The pro forma earnings (loss) per share for the year ended December 31, 2014 and 2013, which assumes the conversion of all outstanding shares (including Class A ordinary shares) to ordinary shares with no liquidation preferences, results in earnings (loss) per share of  ($0.15) and $0.10 (basic and diluted) respectively. See Note 8 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.
Quarterly Results of Operation
The following table sets forth our unaudited consolidated statement of operations data for each of the eight quarters from January 1, 2013 through December 31, 2014. The unaudited quarterly statement of operations data set forth below have been prepared on a basis consistent with our audited consolidated annual financial statements and we believe include all normal recurring adjustments necessary for a fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our audited consolidated financial statements and notes included elsewhere in this Annual Report on Form 20-F.
	Three months ended
	Dec. 31, 2014	Sep. 30, 2014	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sep. 30, 2013	Jun. 30, 2013	Mar. 31, 2013
	(in thousands)
Revenues	$39,658	$34,677	$33,653	$35,649	$31,415	$20,435	$17,657	$11,738
Cost of Revenues	10,648	9,017	8,565	8,810	8,235	5,176	4,506	3,213
Gross Profit	29,010	25,660	25,088	26,839	23,180	15,259	13,151	8,525
Operating Costs and Expenses
Research and Development, net	10,005	10,140	8,164	8,621	7,581	5,118	5,004	4,606
Sales and Marketing	1,002	6,448	2,620	2,842	2,629	2,487	2,325	4,890
General and Administrative	11,752	18,160	10,674	30,851	2,887	2,991	2,107	2,291
Operating Profit (Loss)	6,251	(9,088)	3,630	(15,475)	10,083	4,663	3,715	(3,262)
Net Income (Loss)	$2,399	$(13,113)	$189	$(19,559)	$13,001	$5,462	$4,024	$(2,567)

The following table sets forth a reconciliation of Net Income (Loss) Before Share-Based Compensation to Net Income (Loss) by operating expenses for each of the above quarters.
	Three months ended
	Dec. 31, 2014	Sep. 30, 2014	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sep. 30, 2013	Jun. 30, 2013	Mar.31, 2013
	(in thousands)
Net Income (Loss)	$2,399	$(13,113)	$189	$(19,559)	$13,001	$5,462	$4,024	$(2,567)
Share-Based Compensation Expense	10,933	22,774	10,973	32,173	3,748	2,462	2,425	4,496
Income (Loss) Before Share-Based Compensation(1)	$13,332	$9,661	$11,162	$12,614	$16,749	$7,924	$6,449	$1,929

(1)
See also “— Key Performance Indicators — Non-GAAP Financial Measures.”

Liquidity and Capital Resources
Our primary sources of funds have been issuance of shares to new investors and starting in 2013, cash flow from operating activities. We also receive cash proceeds upon the exercise of outstanding options. On August 6, 2014, we closed our IPO in which we issued 8.325 million new ordinary shares for net proceeds of approximately $195.9 million. In connection with our IPO, we also issued approximately 1.5 million ordinary shares pursuant to the exercise of options at an additional aggregate exercise price of  $1.5 million, which shares were then sold by the selling shareholders in the IPO. We generated a total of  $197.4 million net proceeds from the IPO.
Our primary uses of funds have been for increasing our headcount across Research and Development, Sales and Marketing and General and Administrative as well as for capital expenditures related to the increasing size of our validation datasets. Our capital expenditures related mainly to data storage and other computer related equipment, and were $5.6 million, $2.6 million and $1.5 million, during 2014, 2013 and 2012, respectively.
In August 2013, we closed the sale of 4,297,995 newly issued Class F1 shares to an investor at a per share price of  $6.98 and aggregate consideration of  $30 million. In connection with such sale, shareholders of the Company also sold various classes of the Company’s shares to an affiliated entity, which were converted, on a one-to-one basis, into 10,028,655 additional Class F1 shares to the same investor that purchased the newly issued Class F1 shares and 41,547,280 Class F2 shares, which were sold to other investors.
We believe that our existing cash, including the remaining proceeds of our IPO, and cash flows from our operating activities will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate and the timing and extent of operating expenses.
Cash Flows
The following table sets forth certain statement of cash flows data:
	Year Ended December 31,
	2014	2013	2012
	(in thousands)
Cash flows from (used in) operating activities	$56,128	$28,188	$(1,665)
Cash flows from (used in) investing activities	7,765	(8,936)	613
Cash flows from financing activities	206,515	38,049	272
Exchange rate differences on cash and cash equivalents	(3,087)	280	103
Total increase (decrease) in cash and cash equivalents	$267,321	$57,581	$(677)

Cash flows from (used in) operating activities increased by $27.9 million to $56.1 million for 2014, from $28.2 million for 2013. Cash flows from (used in) operating activities increased by $29.9 million to $28.2 million for 2013, from $(1.7) million for 2012. The increase in cash flows from operating activities was primarily the effect of cash received as a result of the significant increase in Net Income Before Share-Based Compensation of  $46.8 million and $33.1 million for the years ended December 31, 2014 and 2013, respectively, and a decrease (increase) in working capital and long-term assets and liabilities of  $9.3 million and $(4.8) million for 2014 and 2013, respectively.
Cash flows from (used in) investing activities increased by $16.7 million to $7.8 million for 2014, from $(8.9) million for 2013. Cash flows from (used in) investing activities increased by $9.5 million to $(8.9) million in 2013. The increase in 2014 was due primarily to changes in deposits and marketable securities, offset by an increase in capital expenditures. The decrease in 2013 cash flows from (used in) investing activities was due primarily to changes in deposits and marketable securities.
Cash flows from financing activities increased by $168.5 million to $206.5 million for 2014, from $38.0 million for 2013. The increase in 2014 was due to our IPO in which we issued 8.325 million new ordinary shares for net proceeds of  $195.9 million and the exercise of outstanding options at an aggregate exercise price of  $1.5 million. Cash flows from financing activities for 2013 increased by $37.7 million from $0.3 million for 2012. The increase in 2013 was due to the issuance and sale of approximately 4,300,000 F1 shares, net of issuance costs and exercise of options.
Liability in Respect of Employee Rights Upon Retirement
Israeli labor laws and agreements require severance payments upon dismissal of an employee or upon termination of employment in other circumstances. The severance pay liability of our Israeli subsidiary, which reflects the undiscounted amount of the liability as if it were payable at each balance sheet date, is calculated based upon length of service and the latest monthly salary (one month’s salary for each year worked). Our liability for severance pay required by Israeli law is covered by deposits with financial institutions and by accrual. In our balance sheet, we present the accrued severance pay liability as a long-term liability and the amounts funded are presented separately as employee rights upon retirement funded.
Our Israeli subsidiary’s liability for severance pay, for its Israeli employees, is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date.
Liability in respect of employee rights upon retirement increased by $1.1 million, or 12.5%, to $9.4 million as of December 31, 2014, from $8.3 million as of December 31, 2013. Liability in respect of employee rights upon retirement increased $2.2 million, or 35.5%, to $8.3 million as of December 31, 2013, from $6.1 million as of December 31, 2012. These increases were due to the increased number of employees together with an increase in the period of service offset by exchange rate differences.
Bank Guarantees
MVT has several bank guarantees aggregating approximately $1.6 million (denominated in New Israeli Shekels) at December 31, 2014, mainly in connection with a lease agreement and the employment encouragement plan of the Israeli Ministry of Industry Trade & Labor plan it had undertaken.
Quantitative and Qualitative Disclosures about Market Risk
For information regarding the impact of inflation and the impact of foreign currency fluctuations on the company, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Contractual Obligations
A summary of our contractual obligations as of December 31, 2014 is as follows:
	Payments Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in thousands)
Operating leases	$9,662	$2,566	$4,667	$2,429
Purchase commitment	9,760	9,760
Severance pay(1)	9,350
Total(2)	$28,772	$12,326	$4,667	$2,429

(1)
Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007, if the employee voluntarily resigns. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. Of this amount, $8.0 million is unfunded. We are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months. As a result, this amount is not allocated in the above table.

(2)
In addition, our other liabilities include $4.8 million related to uncertain tax positions. Due to uncertainties in the timing of the completion of tax audits, the timing of the resolution of these positions is uncertain, and we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months. As a result, this amount is not included in the above table.

We have license agreements with third parties that allow us to utilize and leverage the third parties’ technology in order to integrate it into our products (“Integrated Product”). For these rights, we are obligated to pay royalties for each unit of the applicable Integrated Product sold to other parties. As part of our reorganization described under “— Factors Affecting Our Operating Results — Reorganization,” we are transferring all these agreements from our Cypriot subsidiary to MVT.
In addition, in connection with its contractor and agent agreements, we pay commissions ranging between 1% and 3% of the direct sales earned as a result of these agreements.
Critical Accounting Policies
Our significant accounting policies are described in the notes to our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F. We believe that of our significant accounting policies, the accounting policies listed below involve a greater degree of judgment and complexity. Accordingly, we believe these are the most critical to understand and evaluate fully our financial condition and results of operations.
Use of Estimates
The preparation of audited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclose contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the years reported. Actual results could differ from those estimates. On an on-going basis, management evaluates its estimates, judgments and assumptions. The most significant estimates and assumptions relate to write-down of inventory, allowance for doubtful accounts and employee compensation in connection with equity awards, realizability of deferred tax assets, provision for uncertain tax positions and contingencies.
Inventories
Inventories are stated at the lower of cost or market value. Cost is computed using standard cost, which approximates average cost. We analyze and adjust excess and obsolete inventories primarily by future demand forecasts. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments would significantly impact the value of the inventory and reported operating results. If actual market conditions are less favorable than our assumptions, additional write-downs may be required.
Research and Development
Research and development expenses are expensed as incurred, and consist primarily of personnel, facilities, equipment and supplies for research and development activities.
Participations in research and development expenses for research and development projects are recognized on the basis of the costs incurred and is deducted from research and development expenses in the statement of operations. We do not receive any additional compensation or royalties upon completion of the project. The participation reimbursement received is not dependent on having future benefit from the project. All intellectual property generated from these arrangements is exclusively owned by us.
Revenue Recognition
We recognize revenue related to sales of our products, net of volume discounts, provided that (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectability is reasonably assured. We generally provide our products to a Tier 1 company for serial production in an OEM’s vehicles pursuant to the Tier 1 company’s standard purchase order and our customary terms and conditions. Revenue is recorded upon shipment of product to customers and transfer of title and risk of loss under our standard commercial terms (typically Ex-Works distribution point). We evaluate the creditworthiness of our customers to determine that appropriate credit limits are established prior to the acceptance of an order. The Company does not provide rights of return to its customers.
Revenue of sales of products to resellers and distributors occurs upon delivery of products to the resellers and distributors. We do not give distributors any adjustments to cover price adjustments. Our pricing depends on the annual volume and we record estimates at the time of sale.
Share-based Compensation
We have two equity compensation plans whereby equity awards equal to 38,619,123 ordinary shares may be granted to employees and non-employee service providers. Through December 31, 2014, only options to acquire ordinary shares have been issued pursuant to our plans. There are approximately 11.8 million shares available for award remaining under our equity compensation plans as of December 31, 2014.
Equity awards granted to employees, officers, consultants and directors are accounted for using the grant date fair value. The fair value of share-based compensation is determined based on the Black-Scholes option pricing model. We recognize compensation expense over the vesting period using the straight-line method, net of estimated forfeitures. We estimate forfeitures based on historical experience and anticipated future conditions. We elect to recognize compensation expense for awards that have a graded vesting schedule using the accelerated multiple-option approach. . Share-based compensation expense is recorded in our consolidated financial statements in cost of sales, research and development expenses, sale and marketing, and general and administrative expenses based on the department to which the related employee reports. Equity awards granted to non-employees are re-measured at each reporting period at fair value until they have vested.
Under U.S. GAAP, we account for our share-based compensation for employees in accordance with the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 “Compensation — Stock Compensation” (“ASC Topic 718”), which requires us to measure the cost of options based on the fair value of the award on the grant date. The Company also applies ASC 505-50 “Equity-Based Payments to Non-Employees” (“ASC 505-50”) with respect to options issued to non-employee service providers.

The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates, and expected dividends. Through June 30, 2014, our estimates and assumptions were as follows:
•
Fair Value of Ordinary Shares.   Because our shares were not publicly traded until August 2014, the fair value of ordinary shares for all periods through June 30, 2014 was estimated in good faith by management and approved by the supervisory board. In connection with preparing our financial statements for our IPO, management considered the fair value of ordinary shares based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid, including: (i) the likelihood of achieving a liquidity event, such as an initial public offering, given prevailing market conditions and the potential effect of such event on our stock price; (ii) third-party valuations of our ordinary shares; (iii) the prices, rights, preferences and privileges of our non-ordinary shares relative to our ordinary shares; (iv) the prices of our Class shares sold to outside investors in arms’-length transactions; (v) the ordinary shares underlying the award involved illiquid securities in a private company; (vi) our results of operations and financial position; (vii) the material risks related to our business; (viii) our business strategy; (ix) the market performance of publicly traded companies in the automotive and semiconductor industries; and (x) external market conditions affecting the automotive and semiconductor industries. Following our IPO, the fair value of ordinary shares is the closing price on the NYSE on the date of grant.

•
Expected Term.   The expected term of options granted represents the period of time that options granted are expected to be outstanding, and is determined based on the contractual life for non-employee service providers and the simplified method for plain vanilla options granted to employees in accordance with ASC 718-10-S99-1 (SAB No. 110), as adequate historical experience is not available to provide a reasonable estimate.

•
Volatility.   The expected share price volatility was based on the historical volatility of the ordinary shares of comparable companies that are publicly traded.

•
Risk-free Rate.   The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options.

•
Dividend Yield.   We have not paid any dividends and do not expect to pay dividends for the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model change significantly, the estimated fair value of share-based compensation for future awards can differ materially compared with the awards granted previously. As we accumulate additional employee option data over time and incorporate trading data related to our ordinary shares, we may have significantly different estimates of volatilities, expected lives and forfeiture rates, which could materially impact the valuation of our share-based compensation and the related share-based compensation expense that we will recognize in future periods.
The following table presents the assumptions used to estimate the fair value of options granted during the periods presented. The number of options granted to non-employees was immaterial.
	Year ended December 31,
	2014	2013	2012
Expected term (in years)	3.82 – 7.27	1 – 12.35	6.26 – 7.06
Expected volatility	36% – 55%	42 – 53%	52 – 53%
Risk-free rate	0.7% – 2.17%	0.19% – 2.74%	0.88% – 1.33%
Dividend yield	0.0%	0.0%	0.0%
During the years ended December 31, 2014, 2013 and 2012, we recorded share-based compensation expense of  $76.8 million, $13.1 million and $1.9 million, respectively. As of December 31, 2014, we had approximately $36.9 million of unrecognized share-based compensation expense, net of estimated forfeitures, that is expected to be recognized over a weighted-average period of 2.02 years. Of the $13.1 million of share-based compensation expense recognized during 2013, approximately $800 thousand related to a modification of certain outstanding stock options granted to employees for the extension of all such options with a termination date earlier than December 31, 2016.
Taxes on Income
We account for income taxes in accordance with Accounting Standards Codification (“ASC”) 740, “Income taxes.” Deferred taxes are determined utilizing the assets and liabilities method, which is based on the estimated future tax effects of the differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when those differences reverse. A valuation allowance in respect of deferred tax assets is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
We did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from “Benefitted Enterprise” and “Preferred Company” plans since such earnings are intended to be permanently reinvested or can be recovered in a tax-free manner. Management considers such retained earnings to be essentially permanent in duration. We may incur additional tax liabilities in the event of intercompany dividend distributions by our subsidiaries. Such additional tax liabilities in respect of foreign subsidiaries has not been provided for in our financial statements, as it is our intention to permanently reinvest the foreign subsidiaries’ earnings. With respect to domestic susidiaries, we record a deferred tax liability unless the reported amount of the investment can be recovered tax-free without significant cost, and expect to ultimately use that means of recovery.
Results for tax purposes for MVT, our Israeli subsidiary are measured and reflected in NIS. We have not provided deferred income taxes on the differences resulting from changes in exchange rate and indexation.
We follow a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. Our policy is to include interest and penalties related to unrecognized tax benefits within income tax expense. Such liabilities are classified as long-term, unless the liability is expected to be resolved within twelve months from the balance sheet date.
Provision for Warranty
We provide warranties for our products, which vary with respect to each arrangement and in accordance with the nature of each specific product. We estimate the costs that may be incurred under our warranty and record a liability in the amount of such costs at the time the product is shipped. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.
Provision for warranty as of December 31, 2014 and 2013 was $470 thousand and $307 thousand, respectively.
Internal Control Over Financial Reporting
See Item 15. Controls and Procedures elsewhere in this Annual Report on Form 20-F.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that either have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
Recent Accounting Pronouncements
On May 28, 2014, the FASB and IASB issued their converged standard on revenue recognition. The objective of the revenue standard (ASC 606) is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 (as of January 1, 2017 for the Company) and early adoption is not permitted. The Company is currently evaluating the impact the standard will have on its financial statements.
In August 2014, the Financial Accounting Standards Board (“FASB”) issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. The Company believes that the adoption of this new standard will not have a material impact on its consolidated financial statements.
Adoption of New Accounting Standard
In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU No. 2013-11). ASU No. 2013-11 amends the guidance within Accounting Standards Codification (ASC) Topic 740, “Income Taxes”, to require entities to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The Company adopted ASU No. 2013-11 on January 1, 2014. There were no material presentation changes resulting from the adoption of ASU No. 2013-11.
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.   Directors and Senior Management
Set forth below is information concerning the directors and executive officers of the Company. The business address for each of our directors and executive officers is c/o Mobileye N.V., Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 9777513, Israel. See “— Board Practice — Board of Directors — Election, Removal and Suspension of Directors.”
Name	Age	Position
Professor Amnon Shashua(1)(6)	54	Co-founder, Chief Technology Officer, Chairman and Executive Director
Ziv Aviram(1)(6)	56	Co-founder, President, Chief Executive Officer and Executive Director
Ofer Maharshak	44	Chief Financial Officer and Senior Vice President
Gaby Hayon	45	Senior Vice President, Research and Development
Elchanan Rushinek	60	Senior Vice President, Engineering
Yonah Lloyd	49	Chief Communications Officer and Senior Vice President, Business Development
Itay Gat	49	Vice President of Production Programs
Eli Barkat(2)(3)(5)(8)	51	Non-executive Director
Eyal Desheh(2)(3)(4)(7)	62	Non-executive Director
Peter Seth Neustadter(2)(3)(4)(7)	66	Non-executive Director and Presiding Director
Tomaso A. Poggio(2)(5)(8)	67	Non-executive Director
Judith Richter(2)(4)(5)(8)	67	Non-executive Director

(1)
Executive director

(2)
Independent director under NYSE rules

(3)
Member of our Audit Committee

(4)
Member of our Compensation Committee

(5)
Member of our Nominating and Corporate Governance Committee

(6)
Term of office expires in 2015

(7)
Term of office expires in 2016

(8)
Term of office expires in 2017

Effective as of July 10, 2014, our two-tier board structure changed to a single tier, our supervisory board was disbanded and certain members of our supervisory board became members of our board of directors. Vivian Rinat, our former sole managing director under the two-tier structure, resigned effective June 18, 2014. In addition, in preparation for our becoming a public company, three members of our former supervisory board elected not to become a member of our one-tier board of directors. At our shareholders meeting in July 2014, Mr. Barkat, Professor Poggio and Dr. Richter were elected to our board of directors effective immediately prior to our IPO.
Backgrounds of Executive Officers and Directors
Professor Amnon Shashua is our co-Founder, Chief Technology Officer, Chairman and a director, and former Chairman of our supervisory board. Professor Shashua holds the Sachs Chair in computer science at the Hebrew University of Jerusalem. His field of expertise is computer vision and machine learning. He received the MARR Prize Honorable Mention in 2001, the Kaye Innovation Award in 2004, and the Landau Award in Exact Sciences in 2005. He is the co-founder in 2010, Chief Technology Officer and Chairman of OrCam, an Israeli company that recently launched an assistive product for the visually impaired based on advanced computerized visual interpretation capabilities.
Ziv Aviram is our co-Founder, President, Chief Executive Officer and a director. Mr. Aviram is also co-founder in 2010, President and Chief Executive Officer of OrCam. Prior to founding Mobileye, he was the chief executive officer of three private Israeli companies, all leaders in their fields (Keter — Retail Chain, Gali — Retail Chain, Attrakzia). In all three cases, Mr. Aviram led the companies from loss to profit by restructuring the organization appropriately. He earned a B.A. in Industrial Engineering and Management from Ben-Gurion University in 1984.
Ofer Maharshak is our Chief Financial Officer and Senior Vice President. Prior to joining Mobileye in 2007, Mr. Maharshak served as Corporate Finance Manager (FP&A) at Lipman Electronics Engineering, Director of Finance at Atrica Inc., Corporate Controller for Printlife and was a manager at Ernst & Young Israel. Mr. Maharshak holds a Bachelor’s degree in Business from the College of Management in Israel with a specialty in accounting, and is a licensed CPA in Israel.
Gaby Hayon is our Senior Vice President of Research and Development. Dr. Hayon joined Mobileye in August 1999 after working at Applied Materials in the wafer inspection division, where he developed algorithms for vision and image processing applications. Dr. Hayon received his Ph.D. from the Center of Neural Computation of the Hebrew University, where his research concerned theoretical exploration of temporal correlation based approaches for neural networks. He holds a M.Sc. in Physics from the Weitzman Institute of Science, where he performed theoretical work in field theory, and a B.Sc. in Physics from the Technion — Israel Institute of Technology.
Elchanan Rushinek is our Senior Vice President of Engineering. Mr. Rushinek joined Mobileye in November 2000. Mr. Rushinek has 20 years of experience in the very large scale integrated (VSLI) circuits area. Mr. Rushinek started as VLSI designer at Intel Israel, involved in the design of the first 10Mbit Ethernet controller product. In 1983, Mr. Rushinek joined Motorola Semiconductor Israel, and led the VLSI design of Motorola’s first Digital Signal Processor product. In 1987 he managed Motorola’s Semiconductor Israel VLSI DSP design group, which designed products based on 56000 DSP cores as well as the new DSP56300 DSP core and products. Mr. Rushinek also managed Motorola Wireless Handset Baseband’s System On Chip VLSI design group.

Yonah Lloyd has served as our Chief Communications Officer and Senior Vice President, Business Development since June 2014. From 2010 to 2014, Mr. Lloyd served as Chief Corporate Development and Communications Officer for SodaStream Intl. Ltd (Nasdaq:SODA). From 2008 to 2010, Mr. Lloyd was a consultant for Cupron, Inc., and later served as its Executive Vice President of Sales and Business Development. From 1996 to 2007, Mr. Lloyd served as Senior Vice-President of Sales and Marketing at Net2Phone, Inc. From 1990 to 1996, Mr. Lloyd was an Assistant District Attorney in Bronx County, New York. Mr. Lloyd holds a J.D. from Fordham University School of Law and a B.A. from Queens College (New York City).
Itay Gat is our Vice President of Production Programs. Dr. Gat graduated from the Israeli military Talpiyot program and later served in the Israeli Defense Force (IDF) research and development corps. Prior to joining Mobileye in October 2003, Dr. Gat worked at Comverse, Inc. (NASDAQ:CMVT), as a researcher in the field of speech processing and at Compugen, Inc. (NASDAQ:CGEN), where he led several basic research groups, primarily in the computational medicine area. Dr. Gat received his Ph.D. from the Institute of Computer Science of the Hebrew University, focusing on the analysis of cortical activity, and utilized tools from the domain of machine learning.
Eli Barkat was elected to our board of directors as a non-executive director effective in July 2014, immediately prior to our IPO. In 1998, Mr. Barkat co-founded BRM Group (formerly BRM Technologies), which is currently a private investment fund that invests in high-tech and financial markets. Mr. Barkat currently serves as Chairman of BRM Group, Chairman of MEITAV-DS Investments, Ltd. and as a director of GigaSpaces Technologies and Playscape. Mr. Barkat holds a B.Sc. in Computer Science and Mathematics from the Hebrew University of Jerusalem, Israel.
Eyal Desheh is a non-executive director and was a member of our supervisory board from November 2012 until the supervisory board was disbanded on July 10, 2014, when he became a member of our current one-tier board of directors. Mr. Desheh served as Deputy Chief Financial Officer of Teva Pharmaceutical Industries (NYSE:TEVA) (“Teva”), an international pharmaceutical company that produces generic and specialty medicines, from 1989 to 1996, as Teva’s Chief Financial Officer from 2008 to 2012, as Teva’s Group Executive Vice President from 2012 to 2013, and as Teva’s acting President and CEO from October 2013 to February 2014. In February 2014, Mr. Desheh resumed his role as Teva’s Chief Financial Officer. Mr. Desheh also served as Chief Financial Officer of Scitex Ltd., a printing equipment manufacturer, from 1996 to 2000 and as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd., an international provider of information technology security products, between 2000 and 2008. Mr. Desheh received a B.A. in Economics in 1978 and an M.B.A. in Finance in 1981, both from the Hebrew University.
Peter Seth Neustadter is a non-executive director and our Presiding Director and was a member of our supervisory board from 2009 until the supervisory board was disbanded on July 10, 2014, when he became a member of our current one-tier board of directors. Mr. Neustadter is President and Managing Director of IAT Automotive Inc. and IAT Holdings LLC, respectively, which invest in innovative technologies in the automotive industry (including Mobileye). From 1982 to 1996, Mr. Neustadter was President of Durawool Inc., one of the world’s largest manufacturers and suppliers of friction materials to the automotive industry. Since 1994, Mr. Neustadter has been President and Chairman of Zhuhai Dazheng Metal Fiber Co. Ltd Zhuhai China, a major producer of metallic friction materials. Mr. Neustadter received his B.A. in Economics from Brooklyn College.
Tomaso A. Poggio was elected to our board of directors as a non-executive director effective in July 2014, immediately prior to our IPO. Since 2013, Professor Poggio has been Director of the Center for Brains, Minds, and Machines at the Massachusetts Institute of Technology (MIT). Since 2002, Professor Poggio has been a professor at MIT in the Department of Brain & Cognitive Sciences, Computer Science & Artificial Intelligence Laboratory and the McGovern Institute for Brain Research. A former Corporate Fellow of Thinking Machines Corporation, Professor Poggio was a director of PHZ Capital Partners, Inc. and was involved in starting, or investing in, several other high-tech companies, including Arris Pharmaceutical Corp., DigitalPersona, Inc. and DeepMind. Professor Poggio holds a Ph.D in Theoretical Physics from the University of Genoa.
Judith Richter was elected to our board of directors as a non-executive director effective in July 2014, immediately prior to our IPO. In 1993, Dr. Richter founded Medinol Ltd., a global medical device company based in Israel, and since then has served as Medinol Ltd.’s Chief Executive Officer. In 1992, Dr. Richter founded Medcon Ltd., a global provider of web-based cardiac imaging and information management, and served as its Chief Executive Officer through 1993, and then as a member of its board of directors. From 1994 to 2000, Dr. Richter served on the board of directors of Bezeq Ltd., Israel’s leading telecommunications company. During this period, Dr. Richter also served on the board of directors of Emital, an international subsidiary of Bezeq Ltd. in Hungary. Dr. Richter has been a member of the Executive Committee of the Hebrew University in Jerusalem since 2006. Dr. Richter was also a faculty member at Tel-Aviv University’s Graduate School of Business Administration from 1984 to 1993. Dr. Richter holds a Ph.D in Organizational Psychology from Boston University and an M.A. from the Hebrew University in Jerusalem.
B.   Compensation
Compensation of Non-Executive Directors
Our general meeting of shareholders, acting pursuant to a proposal by our board of directors, determines the compensation of our non-executive directors. In July 2014, our general meeting of shareholders adopted a resolution approving annual compensation to our non-executive directors of  $50,000 in cash and a grant of options for 50,000 shares at the IPO price. These options were granted on September 7, 2014, with a five year vesting schedule. For the year ended December 31, 2014, we recognized total compensation (including share-based compensation) of  $121,190 to Mr. Desheh and $237,928 to each of the other non-executive directors. In 2014, we recorded share-based compensation expense of  $3.0 and $2.9 million related to Norio Ichihashi and Hagai Greenspoon, respectively, two former members of our supervisory board, for their services to Mobileye.
Compensation of Executive Directors and Officers
The compensation of our executive directors is determined by our board of directors as a whole, within the general framework of those principles contained in our compensation policy for directors, as adopted from time to time by our general meeting of shareholders. Prior to our IPO, our general meeting of shareholders approved a compensation policy for our executive directors, containing the following general principles:
•
The objective in establishing the compensation policy for our executive directors is to provide a compensation package that is aligned with our strategic goals and that enables us to attract, motivate and retain highly qualified professionals.

•
Executive directors’ performance targets will be determined and assessed annually by our Compensation Committee.

•
The compensation package for our executive directors will be benchmarked on a regular basis against other Israeli high-growth companies in the software technology industry.

•
In addition to base salary and bonuses, our executive directors may be entitled to other benefits as described generally under “— Additional Benefits” and “— Beneficial Ownership of Executive Officers and Directors — Equity Incentive Plans”.

The compensation policy for our executive directors may be amended in the future by our general meeting of shareholders, acting pursuant to a proposal by our board of directors. The compensation policy for our executive directors will also apply in general terms to the compensation of our other executive officers.
Our executive directors will not participate in any board discussion relating to the determination of executive director compensation or to proposed amendments to our compensation policy for executive directors.
For the year ended December 31, 2014, our executive officers, including our Founders, received aggregate cash compensation of  $1.5 million. In addition, in 2014, we granted share options exercisable for an aggregate of 11,700,000 and 150,000 ordinary shares to our executive officers, including our Founders, at an exercise price of  $6.98 and $25.00 per share, respectively, which options vest one third immediately and the remainder over two years, and have seven year terms. See also “— Employment Agreements” and “— Beneficial Ownership of Executive Officers and Directors — Option Plan.” As of December 31, 2014, no amount was reserved for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers.
The following table presents all compensation we paid to our executive directors for the year ended December 31, 2014. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.
	Salaries, fees, commissions and bonuses	Pension, retirement, options and other similar benefits(1)
Professor Amnon Shashua	$136,177	$30,725,796
Ziv Aviram	$196,626	$29,474,309

(1)
Substantially all of these amounts reflect expenses recorded with respect to 16 million options granted to our Founders at a weighted average fair value of  $4.82 per share on the grant date computed in accordance with ASC 718. These amounts do not reflect the actual economic value realized by the executive director.

Employment Agreements
Professor Shashua and Mr. Aviram have employment agreements with MVT with a term of five years beginning August 1, 2014. Nevertheless, these agreements are terminable by either party by two months’ prior notice, including during the five year term, except under the circumstances described below. Pursuant to his agreement, Professor Shashua is permitted to spend up to 50 hours per month on teaching and graduate student supervision at the Hebrew University and on business activities unrelated to us, such as OrCam, so long as such activities do not involve companies in businesses substantially similar to our business. Pursuant to his agreement, Mr. Aviram will be permitted to spend up to 20 hours per month on business activities unrelated to us, such as OrCam, so long as such activities do not involve companies in businesses substantially similar to our business. The agreements provide for termination for “cause,” which is defined as: (i) material failure to carry out or comply with any lawful and reasonable directive of our board of directors consistent with the terms of the agreement, or willful failure to substantially perform the employee’s duties and responsibilities under the agreement that, in either case, is not promptly remedied within 30 days after we give written notice specifying such failure or breach; and (ii) conviction for a felony, which conviction is not subject to any further right of appeal. If either Professor Shashua’s or Mr. Aviram’s employment is terminated (either by the Company or by him in circumstances of a Deemed Dismissal (as defined in the agreement)) as a result of Change of Control, he will be entitled to receive his monthly compensation for the greater of  (i) a period of 12 months following such date of termination; or (ii) the remaining period from the date of termination until the expiration of the initial term of the agreement. For purposes of the agreements, “Change of Control” means the sale of all or substantially all the assets of MVT or Mobileye N.V.; any merger, consolidation or acquisition of MVT or Mobileye N.V. with, by or into another corporation, entity or person; or any change in the ownership of more than 50% of the voting capital stock of MVT or Mobileye N.V. in one or more related transactions, in each case excluding any such transaction entered into primarily for the purpose of an internal reorganization and which does not result in any material change in the ultimate beneficial ownership of MVT or Mobileye N.V. In addition, if the employment of either Professor Shashua or Mr. Aviram is terminated for any reason other than cause, all his unvested options shall vest and be immediately exercisable. Each of Professor Shashua and Mr. Aviram has also agreed to customary non-competition and non-solicitation provisions during the term of the agreements and for 18 months after termination of their employment for any reason. The agreements are governed by Israeli law.
Mr. Ofer Maharshak has an employment agreement with MVT with a term of three years beginning August 1, 2014. Nevertheless, this agreement is terminable by either party by two months’ prior notice, including during the three year term, except under the circumstances described below. Pursuant to his agreement, Mr. Maharshak is required to devote his full business time and attention to us; provided that Mr. Maharshak is permitted to spend up to 10 hours per month on business activities unrelated to us so long as such activities do not involve companies in businesses substantially similar to our business. The agreement provides for termination for “cause,” which is defined as: (i) material failure to carry out or comply with any lawful and reasonable directive of our board of directors consistent with the terms of the agreement, or willful failure to substantially perform Mr. Maharshak’s duties and responsibilities under the agreement that, in either case, is not promptly remedied within 30 days after we give written notice specifying such failure or breach; and (ii) conviction for a felony, which conviction is not subject to any further right of appeal. If Mr. Maharshak’s employment is terminated (either by the Company or by him in circumstances of a Deemed Dismissal (as defined)) as a result of Change of Control (as defined above), he will be entitled to receive his monthly compensation for the greater of  (i) a period of six months following such date of termination; or (ii) the remaining period from the date of termination until the expiration of the initial term of the agreement. In addition, if Mr. Maharshak’s employment is terminated for any reason other than cause, all his unvested options shall vest and be immediately exercisable. Mr. Maharshak has also agreed to customary non-competition and non-solicitation provisions during the term of the agreement and for 12 months after termination. The agreement is governed by Israeli law.
Additional Benefits
As is customary in Israel, we lease automobiles for our executive officers. In addition, our executive officers participate in customary benefit plans available to all of our Israeli-based employees.
C.   Board Practices
See “— Directors and Senior Management” for the dates of expiration of the current term of office for each of our directors, as well as the period during which each of our directors has served in that office. See “— Compensation — Employment Agreements” for a summary of our employment agreements of our executive directors.
Dutch Corporate Governance Code
Dutch listed companies are encouraged to comply with the provisions of the Dutch Code. However, companies may elect not to comply with some or all of the provisions of the Dutch Code provided that such non-compliance, and the reasons for the non-compliance, are disclosed in the company’s annual report included as part of its Dutch statutory accounts. Most of the provisions of the Dutch Code are identical to, or substantially the same as, provisions applicable to publicly traded U.S. companies and we intend to comply with those provisions of the Dutch Code. Other provisions of the Dutch Code, however, are contrary to customary market practice in the United States or are otherwise in our judgment inappropriate. The most material provisions of the Dutch Code with which we do not comply are the following:
•
The Dutch Code provides that a company’s general meeting of shareholders can remove and suspend directors by a simple majority vote. Our articles of association, however, provide that directors can only be removed or suspended when two-thirds of the shareholder votes are cast in favor of the resolution for removal or suspension, provided that the votes cast in favor of the resolution represent more than 50% of our issued and outstanding shares. We believe that this deviation from the provisions of the Dutch Code is justified by the need to ensure continuity of management and to prevent coercive takeover bids for less than a substantial majority of our outstanding shares.

•
The Dutch Code provides that non-executive directors may not be elected for more than three four-year terms. We do not believe in term limits for directors because they would deprive our board of directors of the service of directors who have developed, through valuable experience over time, increasing insight into us and our operations. We therefore do not intend to comply with this provision of the Dutch Code.

•
The Dutch Code provides that neither a company’s audit committee nor its compensation committee may be chaired by the presiding director or chairman, or by a former executive director, of the company. We believe that it may be appropriate under certain circumstances for our Presiding Director (as defined below), if he has special financial or other expertise, to serve as chairperson of these committees. We have therefore chosen not to comply with this provision of the Dutch Code.

•
The Dutch Code provides that non-executive directors may not be awarded share options or other forms of equity-based compensation. However, we plan to issue share options and/or other forms of equity-based compensation to one or more non-executive directors, as we believe that granting equity to non-executive directors may enable us to attract and retain, in a competitive international environment, skillful and experienced non-executive directors. We also believe that the interests of non-executive directors who receive equity-based compensation will be more closely aligned with the interests of shareholders than would be the case if non-executive directors had no right to receive equity-based compensation.

•
The Dutch Code provides that options granted to directors may not be exercised during the first three years following the date of grant, and that restricted shares held by directors may not vest within the first five years following the date of grant. However, we believe that exercisability of options during the first three years following the date of grant, and vesting of restricted shares within the first five years following the date of grant, are appropriate in view of the objectives of our equity incentive plan, in particular our goal of aligning the interests of directors and shareholders, and our need to attract skillful and experienced directors in a competitive international environment.

•
The Dutch Code provides that restricted shares and options may only be granted to executive directors if such executive directors have met challenging goals that we have established for them in advance of the grant. We believe that grants to our executive directors of restricted shares or options that vest over time sufficiently align the interests of our executive directors with our shareholders and will be helpful if we seek to attract additional skillful and experienced executive directors in a competitive international environment. We have therefore chosen not to comply with this provision of the Dutch Code.

•
The Dutch Code provides that severance payments to an executive director in the event of his or her dismissal may not generally exceed one year’s salary. We may, in order to attract skillful and experienced executive directors in a competitive international recruiting environment, enter into agreements with executive directors providing for severance pay in excess of that prescribed by the Dutch Code. Severance payments under the employment agreements of Professor Amnon Shashua and Mr. Ziv Aviram may under some circumstances exceed one year’s salary. See “— Employment Agreements.”

•
The Dutch Code provides that an executive director may not serve as a non-executive director of more than two listed companies. We expect generally to comply with this provision. However, we reserve the right to allow our executive directors to serve on additional boards as non-executive members where appropriate under the circumstances and where approved in advance by our Nominating and Corporate Governance Committee. An exception to this provision of the Dutch Code could, for example, be appropriate where we might realize benefits from business opportunities that could arise from our executive directors’ service as a non-executive director of another listed company.

•
Our board of directors has not appointed a Vice-Chairman. Vice-Chairmen are a feature of a large board where members have a varied background and communication may be difficult. Our board of directors is not large and consists of members with extensive knowledge of our business. We have therefore elected not to comply with this provision of the Dutch Code.

•
We have chosen not to include all aspects of our compliance with the Dutch Code as a non-voting discussion item at our annual shareholder meetings, as suggested by the Dutch Code. We believe that our annual Dutch statutory accounts will contain adequate and sufficient disclosure to shareholders concerning compliance with the Dutch Code. There is therefore in our view no need for further non-binding discussion of this item at shareholder meetings.

Board of Directors
Our board of directors consists of seven directors, less than a majority of whom are citizens or residents of the United States.

Responsibilities of Executive and Non-Executive Directors
We have a one-tier board structure, consisting of executive directors and non-executive directors.
Our executive directors are responsible for our day-to-day management, in accordance with the policies adopted from time to time by our board of directors as a whole. The executive directors must comply with any specific instructions given to them by the board as a whole. Our board of directors as a whole determines our policies with respect to the following matters:
•
our long- and short-term operational and financial goals and the strategy to be followed in reaching those goals;

•
matters of corporate responsibility;

•
selecting, regularly evaluating the performance of, and approving the compensation of, our senior executives;

•
general oversight with respect to the conduct of our business, with a view to evaluating whether the business is properly managed;

•
general oversight with respect to the process for maintaining the integrity of our financial statements and other public disclosures, and with respect to compliance with law and ethics;

•
monitoring the effectiveness of the governance practices under which the board and executive officers operate and making or proposing changes in those governance practices;

•
compliance with relevant laws and regulations;

•
shareholder and investor relations; and

•
such other matters as the board may from time to time determine.

In making decisions our board of directors is required by Dutch law to take into account not only the interests of shareholders, but also of all other persons having an interest in us, including employees, creditors and persons with whom we have business dealings.
Our non-executive directors supervise the conduct of our business by our executive directors and provide general advice to our executive directors. Non-executive directors are not involved in our day-to-day management except in relation to those matters specifically assigned to the non-executive directors or the board as a whole pursuant to Dutch law, our articles of association or the rules and regulations of our board of directors.
Only our executive directors are authorized to represent us by signing contracts or entering into other dealings with third parties. However, all material contracts and other material actions to be taken by the executive directors (e.g. material litigation) will be subject to prior approval of the board as a whole.
Our board of directors appoints a Presiding Director (voorzitter) from among its members. The Presiding Director, who must be a non-executive director, will not have a casting (or tie-breaking) vote. The Presiding Director of our board of directors is Peter Seth Neustadter.
Resolutions of the board must be adopted by an absolute majority of the votes cast. Each director is entitled to one vote. Executive directors will not participate in the decision-making and votes concerning the determination of the compensation of executive directors.
Election, Removal and Suspension of Directors
Our board of directors consists of five non-executive directors and two executive directors, Professor Shashua and Mr. Aviram. Any change in the number of our executive or non-executive directors, or in the total number of members of our board of directors, must be approved by a resolution of our board of directors, including the affirmative vote of a majority of the executive directors and a majority of the non-executive directors.

Approximately one-third of our board of directors will be elected annually. Directors will generally be elected for a three-year term expiring at the end of the annual general meeting of shareholders held in the third year following their election. However, the initial terms of office of Messrs. Shashua and Aviram will expire at the end of our annual general meeting of shareholders held in 2015 and the initial terms of office of Messrs. Desheh and Neustadter will expire at the end of our annual general meeting of shareholders held in 2016. The terms of office of Messrs. Tomaso Poggio and Eli Barkat and Dr. Judith Richter will expire at the end of our annual general meeting of shareholders held in 2017. Upon any increase or decrease in the number of directors, or in the case of an election of a new director to fill a vacancy created by a director not completing his or her term of office, the newly elected board member may be elected for a shorter or longer term of office than three years, so as to ensure that the terms of office of approximately one-third of the entire number of directors expire each year.
Our directors are elected by our general meeting of shareholders by a simple majority of the votes cast. Directors are designated as either executive directors or non-executive directors at the time of their election. Dutch law does not permit cumulative voting for directors. A director is not required to hold any of our shares by way of qualification.
Our general meeting of shareholders may only suspend or remove directors when two-thirds of the votes are cast in favor of the resolution for suspension or removal, provided that the votes cast in favor of the resolution represent more than 50% of all issued and outstanding shares.
Executive directors also may be suspended for a period of up to three months by a majority vote of the directors present or represented at a board meeting (excluding the executive director whose suspension is being proposed).
A suspension cannot last longer than three months. During this three-month period, if the general meeting of shareholders does not adopt a resolution removing the suspended director by a supermajority vote as described above, the suspended director will be reinstated.
Our articles of association do not provide any term limits for our directors, and our directors will not be required to retire upon reaching any specified age.
Director Independence
As a foreign private issuer, we are not required to comply with NYSE rules that would otherwise require us to have independent directors on our board of directors, except to the extent that our Audit Committee is required to consist of independent directors. However, we will maintain compliance with the NYSE requirement that a majority of our board of directors be independent within the meaning of the NYSE listing standards. Our board of directors has determined that, under current NYSE listing standards regarding independence, and taking into account any applicable committee standards, only Professor Shashua and Mr. Aviram are not independent directors. The Dutch Code also requires that a majority of our board of directors consists of independent directors. Only Professor Shashua and Mr. Aviram are not independent directors within the meaning of the Dutch Code.
Board Committees
Audit Committee
Our Audit Committee consists of three directors independent under the NYSE requirements and the Dutch Code. Our Audit Committee consists of Mr. Desheh, Mr. Neustadter and Mr. Barkat. Mr. Desheh serves as the chairman of our Audit Committee. Our board of directors has determined that at least one member of the Audit Committee, Mr. Desheh, is an “audit committee financial expert” as defined by the SEC and a “financial expert” as that term is defined in the Dutch Code and also meets the additional criteria for independence of Audit Committee members set forth in Rule 10A-3(b)(1) under the Exchange Act.
The principal duties and responsibilities of our Audit Committee are to oversee and monitor the following:
•
our financial reporting process and internal control system;

•
the integrity of our consolidated financial statements;

•
the independence, qualifications and performance of our independent registered public accounting firm;

•
the performance of our internal audit function;

•
our related party transactions; and

•
our compliance with legal, ethical and regulatory matters.

Under the Dutch Code, our Audit Committee also exercises general supervision and control over our policies in regard to tax planning, corporate finance and information technology.
Approval of Transactions with Related Parties
The approval of the Audit Committee is required for specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Related Party Transaction Policy” and “Item 10. Additional Information — Memorandum and Articles of Association — Conflict-of-Interest Transactions.” In addition, under Dutch law any member of the Audit Committee who himself has a conflict of interest with respect to the matter as to which approval is being sought must refrain from participating in the decision-making process concerning, or casting any vote with respect to, any resolution relating to that matter.
Compensation Committee
Our Compensation Committee consists of Mr. Neustadter, Mr. Desheh and Dr. Richter. Mr. Neustadter serves as the chairman of the Compensation Committee.
The principal duties and responsibilities of the Compensation Committee are as follows:
•
to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and establish performance-based incentives that support our long-term goals, objectives and interests;

•
to review and approve the compensation of our Chief Executive Officer, all employees who report directly to our Chief Executive Officer and other members of our senior management;

•
to review and make recommendations to our board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•
to review, and recommend for approval by our board of directors and general meeting of shareholders, the compensation of, and reimbursement policies for, non-executive directors;

•
to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

•
to provide regular reports to our board of directors and take such other actions as are necessary and consistent with our articles of association.

Each designated member of our Compensation Committee is an “independent director” in accordance with the NYSE rules and the provisions of the Dutch Code, as affirmatively determined by our board of directors.
Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee consists of Mr. Barkat, Dr. Richter and Professor Poggio. Mr. Barkat serves as the chairman of the Nominating and Corporate Governance Committee. The principal duties and responsibilities of the Nominating and Corporate Governance Committee are as follows:

•
to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to our board of directors and for membership on committees of our board of directors; and

•
to make recommendations to our board of directors regarding board governance matters and practices.

Indemnification, Exculpation and Insurance
Our articles of association provide for indemnification by us of all present and former directors, officers, employees and agents, as well as any person acting at our request as a director, officer, employee or trustee of another entity, against liabilities, costs and expenses incurred by them in connection with the performance of their duties as directors, officers, employees or trustees of the Company or such other entities, provided they acted in good faith and in a manner that they reasonably believed to be in or not opposed to our best interests and, in respect of indemnification for liabilities arising from a criminal procedure, had no grounds for believing that their conduct was unlawful. There is no entitlement to indemnification to the extent that a court of competent jurisdiction determines, in a final, non-appealable judgment, that any person seeking indemnification has been guilty of willful misconduct or gross negligence in respect of the matter for which such person is seeking indemnification, unless the court determines that indemnification is nevertheless proper in the circumstances. Indemnification is not available under Dutch law with respect to liability arising under certain mandatory provisions of Dutch law.
Persons entitled to indemnification may receive payment in advance of legal and other expenses incurred by them in defending actions in respect of which they may be entitled to indemnification, subject to their providing us with an undertaking to refund any amount in respect of which a court of competent jurisdiction by a final, non-appealable judgment determines that the relevant director or officer is not entitled to indemnification.
In addition to these indemnification provisions in our articles of association, we have entered into agreements to indemnify members of our board of directors and our executive officers against expenses and liabilities to the fullest extent permitted by law. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. In addition to such indemnification, we maintain directors’ and officers’ liability insurance.
Our articles of association provide that directors are not personally liable to us for breaches of their duties as directors, other than for (i) violation of the duty of loyalty owed to us or our shareholders, (ii) transactions from which the director derives an improper personal benefit, (iii) willful misconduct or deliberate violation of law or (iv) liability arising under mandatory provisions of Dutch law.
Insofar as indemnification of liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to members of our board of directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
D.   Employees
As of December 31, 2014, we employed an aggregate of 473 full-time-equivalent employees, including 343 full time-equivalent employees engaged in research and development, primarily in Israel; 38 full time-equivalent employees in general management, administration and finance; 68 full time-equivalent employees in sales and marketing; and 24 full time-equivalent employees in operations, manufacturing and quality assurance. We also have 300 full time-equivalent personnel in quality assurance employed by an exclusive subcontractor in Sri Lanka.
Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment for most of our employees. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have defined benefit pension plans that comply with the applicable Israeli legal requirements.
None of our employees currently work under any collective bargaining agreements. We believe our relations with our employees are good.
E.   Beneficial Ownership of Executive Officers and Directors
The following table sets forth information regarding the beneficial ownership of our outstanding 215,197,932 ordinary shares as of March 2, 2015 of each of our directors and executive officers individually and as a group.
	Number of Shares Beneficially Held	Percent of Class
Executive officers and directors
Prof. Amnon Shashua(1)	20,186,595	9.1%
Ziv Aviram(2)	20,279,705	9.2%
Ofer Maharshak(3)	197,475	*
Gaby Hayon(4)	307,190	.1%
Elchanan Rushinek(5)	439,220	.2%
Itay Gat(6)	240,000	.1%
Eli Barkat	—	—
Eyal Desheh(7)	70,000	*
Peter Seth Neustadter(8)	68,235
Prof. Tomaso A. Poggio	—	—
Judith Richter	—	—
All executive officers and directors as a group (12 persons)(9)	41,788,420	18.4%

*
Represents beneficial ownership or holdings of less than 0.1% of the outstanding ordinary shares.

(1)
Includes 6,150,000 ordinary shares subject to options exercisable within 60 days of March 1, 2015.

(2)
Includes 6,000,000 ordinary shares subject to options exercisable within 60 days of March 1, 2015.

(3)
Ordinary shares subject to options exercisable within 60 days of March 1, 2015.

(4)
Ordinary shares subject to options exercisable within 60 days of March 1, 2015.

(5)
Ordinary shares subject to options exercisable within 60 days of March 1, 2015.

(6)
Ordinary shares subject to options exercisable within 60 days of March 1, 2015.

(7)
Ordinary shares subject to options exercisable within 60 days of March 1, 2015.

(8)
Mr. Neustadter shares voting and dispositive power with respect to 3,144 of these shares.

(9)
See notes (1) through (8) above.

Equity Incentive Plans
All grants of equity-based compensation for executive and non-executive directors must be approved by our general meeting of shareholders. In July 2014, our general meeting of shareholders adopted a resolution giving our board of directors the power to grant equity-based compensation from time to time to our directors, up to the maximum number of shares available for grant under our present and future equity incentive plans as in effect from time to time. Our 2003 Share Option Plan (the “2003 Plan”) provides only for the grant of stock options. In May 2014, our supervisory board increased the pool of options to be available under the 2003 Plan to up to 18% of the issued and outstanding shares of the Company. As of December 31, 2014, options to purchase approximately 26.8 million ordinary shares were outstanding of which options to purchase 15.2 million ordinary shares were vested as of that date, and all such outstanding options had a weighted average exercise price of  $5.44 per share. In December 2014, our board of directors approved the 2014 Equity Incentive Plan (the “2014 Plan”), which provides for grants of stock options, restricted shares and restricted share units (“RSUs”) and became effective in January 2015. The maximum number of shares issuable pursuant to the 2014 Plan is 11.8 million, which, together with then outstanding options under the 2003 Plan, equaled 18% of the outstanding ordinary shares as of December 31, 2014. The Company does not expect to grant additional options under the 2003 Plan. Under Dutch law, our equity award plans do not require shareholder approval.
2003 Shares Option Plan.   Our 2003 Plan was approved and adopted by our supervisory board in January 2004. In December 2013, the supervisory board extended the original ten year term of the 2003 Plan by another ten years so that it will expire in January 2024. There is also an Israeli Appendix for option holders who are residents of Israel. The 2003 Plan provides for the grant of options to our and our subsidiaries’ directors, employees, officers, advisors and consultants. In connection with the extension of the 2003 Plan in December 2013, all then outstanding 6,136,175 options that were scheduled to expire before December 31, 2014 had their terms extended until December 31, 2016.
The 2003 Plan is administered by our board of directors or our Compensation Committee, which determines, subject to Israeli and Dutch law, the grantees of awards and various terms of the grant. The 2003 Plan provides for granting options in compliance with Section 102 of the Ordinance. Options granted under the 2003 Plan to Israeli employees have been granted under the capital gains track of Section 102 of the Ordinance. In order to comply with the terms of the capital gains track, all options that have been granted under the 2003 Plan pursuant and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as a result of a share dividend or share split, are granted to a trustee for the benefit of the relevant employee, director or officer and are held by the trustee for at least two years after the date of grant.
Options granted under the 2003 Plan are exercisable at such times and under such conditions as are determined by our board of directors or Compensation Committee. Unless a shorter term is set by our board of directors or Compensation Committee with respect to a specific award, options expire 10 years from the grant date. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options terminate on the date of such termination, unless otherwise determined by the Compensation Committee. If a grantee’s employment or service terminates due to death or disability, the grantee’s vested options may be exercised by the grantee, the grantee’s legal guardian or the grantee’s estate (as the case may be), for 12 months following the death or disability. If a grantee’s service or other relationship to our company terminates for any other reason, the grantee may exercise his or her vested options within one month after the date of such termination (or such different period as our Compensation Committee shall prescribe), unless earlier terminated in accordance with an agreement between the Company and the grantee. In addition to the shares reserved under the 2003 Plan, any options granted under the 2003 Plan that are terminated or forfeited for any reason without having been exercised, return to the pool under the 2003 Plan and enlarge the reserved shares under the 2003 Plan.
In the event of our merger or consolidation, or sale of all or substantially all of our shares or assets, then, without the consent of the option holder, each outstanding option shall be assumed or an equivalent option substituted by the successor company or an affiliate of the successor company. In the event that the successor company refuses to assume or substitute outstanding options, all unvested options will automatically expire, unless our board of directors or Compensation Committee determines otherwise with respect to certain options. In that case, our board of directors or Compensation Committee will notify the option holder that the option will be fully exercisable for a period of 15 days from the date of such notice and will terminate upon the expiration of such period.
2014 Equity Incentive Plan.   Our 2014 Plan was approved by our board of directors in December, 2014 and became effective in January 2015. The 2014 Plan also includes an Israeli Appendix for grantees who are residents of Israel. The 2014 Plan will remain in effect until suspended or terminated by our board of directors.
The 2014 Plan will be administered by our board of directors or our Compensation Committee, which determines, subject to Israeli and Dutch law, the grantees of awards and various terms of the grant. The 2014 Plan authorizes grants of options, restricted shares and restricted share units.
Options granted under the 2014 Plan will be exercisable at such times and under such conditions as are determined by our board of directors or Compensation Committee. Unless a shorter term is set by our board of directors or Compensation Committee with respect to a specific award, options will expire seven years from the grant date. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options issued under the 2014 Plan terminate on the date of such termination. If a grantee’s employment or service terminates due to death or disability, the grantee’s vested options may be exercised by him or her, or by his or her estate (as the case may be), for 12 months following the death or disability (but not later than the end of the expiration term as set in the award agreement). If a grantee’s service or other relationship to our company terminates for any other reason, the grantee may exercise his or her vested options within 30 days after the date of such termination (or such different period as our Compensation Committee shall prescribe), unless earlier terminated in accordance with an agreement between the Company and the grantee. In addition to the shares reserved under the 2014 Plan, any options granted under the 2014 Plan that are terminated or forfeited for any reason without having been exercised, return to the pool under the 2014 Plan and enlarge the reserved shares under the 2003 Plan.
Under the 2014 Plan the award agreements for the grant of restricted shares will specify the number of shares, vesting conditions, if any, and other restrictions, if any on the restricted shares. Other restrictions could include those based upon continued employment or service and the achievement of specific performance objectives. We may elect to have the restricted shares held through an escrow agent until all restrictions, if any, have lapsed. Upon the issuance of restricted shares, the award recipient must pay us in cash an amount equal to not less than the aggregate nominal value of the ordinary shares being issued. Generally, restricted shares may not be sold, transferred, pledged, assigned or otherwise alienated until the end of the applicable vesting period, if any. Unless otherwise provided by the board of directors or the Compensation Committee, the award recipient is entitled to full voting rights and to receive all dividends and other distributions paid with respect to the restricted shares (with such dividends and distributions subject to the same restrictions on transferability and forfeiture as the relevant restricted shares, unless otherwise provided in the award agreement).
A restricted share unit is a bookkeeping entry representing an amount equal to the Fair Market Value (as defined in the 2014 Plan) of one ordinary share on the date of grant. Under the 2014 Plan, the award agreements for the grant of restricted share units will specify the number of shares, vesting conditions, if any, and other restrictions, if any, on the restricted shares. Other restrictions could include those based upon continued employment or service and the achievement of specific performance objectives. Upon meeting the applicable vesting criteria, the award recipient must pay us an amount equal to not less than the aggregate nominal value of the ordinary shares being issued and the award recipient is entitled to receive a payout determined by the board of directors or the Compensation Committee, whether in cash, ordinary shares or a combination of both. Unlike restricted shares, holders of restricted share units have no voting rights or entitlements to dividends and other distributions; provided, however, that an Award Agreement may provide that the holder will receive dividend equivalents, which would be credited as additional restricted share units subject to the same vesting and other restrictions.
The Israeli Appendix to the 2014 Plan will provide for granting options, restricted shares and restricted share units in compliance with Section 102 of the Ordinance. If awards under the 2014 Plan to Israeli employees are granted under the capital gains track of Section 102 of the Ordinance, in order to comply with the terms of the capital gains track, those awards, as well as the shares issued upon exercise of those awards and other shares received subsequently following any realization of rights with respect to such awards, such as a result of a share dividend or share split, are expected to be granted to a trustee for the benefit of the relevant employee, director or officer and held by the trustee for at least two years after the date of grant.
In the event of a merger of the Company with or into another company or other entity, or a demerger of the Company, or a Change in Control, each outstanding award under the 2014 Plan will be treated as the board of directors or the Compensation Committee determines, subject to certain minimum requirements as set forth in the 2014 Plan, and the Company will not be required to treat all awards similarly in the transaction. For purposes of the 2014 Plan, a “Change in Control” means the occurrence of any of the following events:
(i)
A change in our ownership, which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of our shares that, together with the shares previously held by such Person, constitutes more than 50% of the total voting power of our issued and outstanding shares; provided, however, that for purposes of this clause (i), (1) the acquisition of beneficial ownership of additional shares by any one Person who is considered to already beneficially own more than 50% of the total voting power of our issued and outstanding shares will not be considered a Change in Control; and (2) if our shareholders immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of our shares immediately prior to the change in ownership, direct or indirect beneficial ownership of 50% or more of the total voting power of our issued and outstanding shares, such event shall not be considered a Change in Control under this clause (i). For this purpose, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more companies or other business entities which own shares in the Company, either directly or through one or more subsidiary companies or other business entities;

(ii)
A change in our effective control, which occurs on the date that a majority of the members of our board of directors is replaced during any 12 month period by directors whose election is not endorsed by a majority of the members of our board of directors prior to the date of the election; or

(iii)
A change in the ownership of a substantial portion of our assets, which occurs on the date that any Person acquires (or has acquired during the 12 month period ending on the date of the most recent acquisition by such person or persons) assets from us that have a total gross fair market value equal to 50% or more of the total gross fair market value of all of our assets immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), a transfer to an entity that is controlled, directly or indirectly, by our shareholders immediately after the transfer will not constitute a change in the ownership of a substantial portion of our assets; for purposes of this subsection (iii), gross fair market value means the value of our assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.   Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our 215,197,932 outstanding ordinary shares as of March 2, 2015, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is based on publicly available information.

	Number of Shares Beneficially Held	Percent of Class
5% shareholders
The Goldman Sachs Group, Inc.(1)	29,615,938	13.8%
Dr. Shmuel Harlap(2)	19,333,440	9.0%
Fidelity(3)	16,052,555	7.5%
Enterprise Holdings, Inc.(4)	14,326,650	6.7%
Other shareholders

(1)
The securities being reported on by The Goldman Sachs Group, Inc. (“GS Group”), as a parent holding company, are owned by Goldman Sachs Asset Management, L.P., GS Investment Strategies, LLC, Goldman Sachs MBEYE Investors, L.P., Goldman Sachs Investment Partners Holdings (Lux) Offshore S.A.R.L, ELQ Holdings (DEL) LLC, ELQ Holdings (UK) Ltd, ELQ Holdings IX Ltd, ELQ Holdings II Ltd., ELQ Holdings VII Ltd. (collectively, the “GS Investing Entities”) or are owned, or may be deemed to be beneficially owned, by Goldman, Sachs and Co. (“Goldman Sachs”), a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The general partner, managing general partner or other manager of each of the GS Investing Entities is an affiliate of GS Group. Goldman Sachs is investment manager of certain of the GS Investing Entities. The mailing address of the GS Group is 200 West Street, New York, New York 10282.

(2)
9,333,400 of these shares are owned by Colmobil Ltd., of which Dr. Harlap is a controlling shareholder. Dr. Harlap has sole voting and dispositive power with respect to the shares owned by Colmobil Ltd. Dr. Harlap’s address is c/o Colmobil Ltd., 20 Haamal St., Rosh Hayin, Israel.

(3)
As of December 31, 2014, as reported on Schedule 13G. Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of the referenced securities as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the “Fidelity Funds”). Edward C. Johnson 3d and FMR LLC, through its control of Fidelity and the Fidelity Funds, each has sole power to dispose of the referenced securities owned by the Fidelity Funds. Members of the family of Edward C. Johnson 3d, chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Fidelity Funds’ boards of trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fidelity Funds’ boards of trustees.

(4)
Enterprise Holdings, Inc. is a wholly owned subsidiary of The Crawford Group, Inc. The following individuals may be deemed to share the right to vote and direct the disposition of the shares held by Enterprise Holdings, Inc.: Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor and Carolyn Kindle. The address of these persons is 600 Corporate Park Drive, St. Louis, Missouri 63105.

B.   Related Party Transactions
The following is a description of some of the transactions with related parties to which we, or our subsidiaries, are party. The descriptions provided below are summaries and do not purport to be complete.

Registration Rights Agreement
The shareholders affiliated with Goldman Sachs (see “— Major Shareholders” above) are entitled to incidental (“piggyback”) registration rights, which are subject to a good faith determination by our board of directors that such registration would not interfere with a material financing, acquisition, corporate reorganization, merger or other material transaction or event involving us. These shareholders are also entitled to request that we register their ordinary shares under the Securities Act, subject to a good faith determination by our board of directors that such registration would not interfere with a material financing, acquisition, corporate reorganization, merger or other material transaction involving us. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, following the effectiveness of such registration. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.
Company Founders Agreements
Certain shareholders have agreements in connection with their original investments in us prior to our IPO (collectively, the “Founders Agreements”) with Professor Amnon Shashua and Ziv Aviram, pursuant to which each of the Founders agreed not to terminate his employment until the earlier of the third anniversary of the closing of our IPO, or August 6, 2017, or an Acquisition, and agrees not to compete with us or to solicit any of our employees, subject to customary exceptions. For purposes of the Founders Agreement, “Acquisition” means (i) the acquisition of Mobileye by one or more Persons (as defined therein) by means of a transaction or series of related transactions (including, without limitation, any merger or consolidation or recapitalization, but excluding any merger effected exclusively for the purpose of changing the domicile of Mobileye) unless Mobileye’s shareholders of record as constituted immediately prior to such transaction or series of transactions will, immediately after such transaction or series of transactions, hold a number of securities representing a majority of the voting power of the resulting or surviving entity, (ii) the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of Mobileye, whether in a single transaction or in a series of related transactions, to Persons that are not wholly owned subsidiaries of Mobileye or (iii) the closing of the transfer (whether by merger, consolidation or otherwise, but excluding any merger effected exclusively for the purpose of changing the domicile of Mobileye and any transaction or series of related transactions the sole purpose of which is to create a holding company that is owned in substantially the same proportions by the persons who held Mobileye’s securities immediately prior to such transaction or series of related transactions), in a transaction or series of related transactions, to a person or group of affiliated persons, of Mobileye’s securities if, after such closing, such person or group of affiliated persons would hold a majority of the voting power of Mobileye. Until the completion of our IPO, these shareholders also had the right to participate pro rata in any sale of our ordinary shares, subject to certain customary exceptions.
Indemnification Agreement
See “Item 6. Directors, Senior Management and Employees — Board Practices — Indemnification, Exculpation and Insurance.”
Relationship with OrCam Technologies Ltd.
In 2010, Professor Shashua and Mr. Aviram co-founded OrCam Technologies Ltd., an Israeli company that is developing artificial vision technology for the visually impaired. Professor Shashua is the Chairman of the Board and Chief Technology Officer, and Mr. Aviram is the President and Chief Executive Officer, of OrCam. Under their employment agreements with us, each of them has the right to spend a limited amount of time on other ventures, including OrCam. Other than Professor Shashua and Mr. Aviram, Mobileye and OrCam do not share any employees.
Following an amendment to its sublease effective November 2014, which amendment was approved by our Audit Committee in accordance with our Related Party Transaction Policy (described below), OrCam subleases 850 square meters (approximately 9,000 square feet) from us at our Jerusalem facility for monthly rent of  $29 per square meter inclusive of management and maintenance fees and payment by OrCam of certain other obligations, including insurance and municipal taxes. The lease expires on August 1, 2015 with automatic one year renewals provided that OrCam satisfies the renewal requirements. We believe the sublease terms are comparable to those that would have been reached in an arm’s-length negotiation.
August 2013 Sale of Primary and Secondary Shares
On June 28, 2013, we entered into a share purchase agreement with an investor pursuant to which we agreed to sell and issue to the investor 4,297,995 Class F1 Shares at a purchase price of  $6.98 per share for total consideration of  $30,000,000. On the same day, investors, including the investor in the preceding sentence, entered into an agreement with us and a newly formed Dutch private company (“Newco”), which owned 500 of our ordinary shares, pursuant to which Newco agreed to sell to the investors an aggregate of 10,028,655 of our Class F1 shares and 41,547,280 of our Class F2 shares for aggregate consideration of $360 million. In order to acquire the necessary shares to sell to the new investors, Newco made an offer to all of our shareholders to purchase the same number of shares of any class then outstanding. Each existing shareholder was entitled to participate in the offer to purchase on the same pro rata basis but if the offer to purchase was not fully subscribed, Newco agreed to purchase additional shares from tendering shareholders starting with the holders of the smallest amount of shares. Newco purchased 51,575,935 issued and outstanding Class A shares, ordinary shares (with liquidation preference), Class B, Class C, Class D and Class E shares from existing shareholders, at a purchase price of  $6.61 per share (which was the $6.98 purchase price paid by the investors to Newco net of transaction expenses). Newco then converted the 51,575,935 shares it had acquired from the existing shareholders into 10,028,655 Class F1 and 41,547,280 Class F2 shares. The closing of the purchase of the 4,297,995 Class F1 shares from the Company and the 10,028,655 Class F1 and 41,547,280 Class F2 shares from Newco occurred on August 22, 2013. The Goldman Sachs Group Inc. investors identified in notes 1 and 2 to the table in “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders,” each of the Founders and our other executive officers all sold shares to Newco. After the sale by Newco to the investors, Newco merged into us. For information about the accounting treatment of this transaction, see note 8 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F.
Equity Award Plans
See “Item 6. Directors, Senior Management and Employees — Board Practices — Equity Award Plan.”
Shareholders Agreement
All our shareholders prior to our IPO were parties to a shareholders agreement that, among other matters, addressed pre-emptive rights, restrictions on transfers of shares, appointment of directors and liquidation. The shareholders agreement also incorporated by reference the rights investors received in their investment agreements in connection with their original investments in us. The shareholders agreement and those rights terminated upon the closing of our IPO.
Related Party Transaction Policy
Our board of directors has adopted certain written policies and procedures with respect to related party transactions. These policies and procedures require that certain transactions (other than transactions involving compensation) between us and any of our directors, executive officers or beneficial holders of more than 5% of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals, may be consummated only when we determine that the transaction is in, or is not inconsistent with, the best interests of our company and its stakeholders, including situations where we may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party. Whether a proposed transaction is on comparable terms to those available from an unrelated third party may be determined by, among other means, gathering publicly available information about the terms offered by third parties in similar transactions, soliciting offers from third parties or engaging independent experts to evaluate the terms offered by the related party.

Our policies and procedures with respect to related party transactions also apply to certain charitable contributions by us or our executive directors and executive officers and to the hiring of any members of the immediate family of any of our directors or executive officers as our permanent full-time employees. Approval or ratification of any transaction that requires approval or ratification under our policies concerning related party transactions must be obtained from our board of directors by a majority vote of the disinterested members thereof. A related party transaction can also be approved by a majority vote of the disinterested members of our Audit Committee.
Transactions involving compensation of our executive directors must be approved by a disinterested vote of our non-executive directors. Transactions involving compensation of our non-executive directors must be approved at a general meeting of our shareholders. See “Item 6. Directors, Senior Management and Employees — Compensation — Compensation of Executive Directors and Officers.”
Dutch law prohibits directors with a conflict of interest in respect of any matter from participating in the decision-making process relating to that matter. However, where all of our directors are conflicted with respect to any matter, our board of directors as a whole will decide the relevant matter by a majority vote of all directors present at the meeting at which the matter is being considered, including those directors who have a conflict of interest.
Copies of our policies and procedures concerning related party transactions are posted on our website at www.mobileye.com under the Investor Relations section. The inclusion of our website address in this Annual Report on Form 20-F does not include or incorporate by reference the information on our website into this Annual Report on Form 20-F.
Transactions entered into prior to our IPO were not subject to any of the policies and procedures above.
C.   Interests of Experts and Counsel
Not applicable.
ITEM 8.   FINANCIAL INFORMATION
A.   Consolidated Statements and other Financial Information
See Item 18.
Legal Proceedings
We are from time to time involved in actions, claims, suits and other proceedings incidental to our business, including those arising out of breach of contracts, competition, intellectual property matters, personal injury claims and employment-related matters. It is our opinion that the outcome of such matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. With respect to warranty matters, although we cannot ensure that the future costs of warranty claims by customers will not be material, we believe our established reserves are adequate to cover potential warranty settlements. However, the final amounts required to resolve these matters could differ materially from our recorded estimates.
Dividend Distributions
We have never paid or declared any dividends on our ordinary shares. Moreover, even if future operations were to lead to significant levels of profits that would allow us to pay dividends, we currently intend to retain all available funds for reinvestment in our business. Any decision to declare and pay dividends in the future will be made at the discretion of our general meeting of shareholders, acting pursuant to a proposal by our board of directors, and will depend on, among other things, our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors and general meeting of shareholders may deem relevant. In addition, future dividend distribution may be subject to additional tax at MVT.

B.   Significant Changes
None.
ITEM 9.   THE OFFER AND LISTING
A.   Offer and Listing Details
Our ordinary shares began trading on the NYSE under the symbol “MBLY” on August 1, 2014 following our IPO. Before then, there was no public market for our ordinary shares. The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported by the NYSE since August 1, 2014.
	U.S.$
	Price Per Ordinary Share
	High	Low
Annual:
2014 (from August 1, 2014)	57.70	32.15
Quarterly:
First Quarter 2015 (through March 3)	42.43	33.66
Fourth Quarter 2014	57.70	39.70
Third Quarter 2014 (from August 1, 2014)	56.60	32.15
Monthly:
March 2015 (through March 3)	33.81	33.66
February 2015	38.42	35.30
January 2015	42.43	37.74
December 2014	46.00	39.70
November 2014	50.03	44.08
October 2014	57.70	44.63
September 2014	56.60	43.03
August 2014	45.25	32.15
As of December 31, 2014, we had 246 holders of record of our ordinary shares.
B.   Plan of Distribution
Not applicable.
C.   Markets
Our ordinary shares were listed on the NYSE on August 1, 2014 under the symbol “MBLY.”
D.   Selling Shareholders
Not applicable.
E.   Dilution
Not applicable.
F.   Expenses of the Issue
Not applicable.

ITEM 10.   ADDITIONAL INFORMATION
A.   Share Capital
Not applicable.
Authorized Share Capital
Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our articles of association. Our authorized share capital equals €10,125,657.25, consisting of 1,012,565,725 ordinary shares, with nominal value of  €0.01 per share.
All of our authorized shares will, when issued and outstanding, validly exist under Dutch law.
An amendment of our articles of association to increase or alter our authorized share capital will require shareholder approval.
Issuance of Shares
Our board of directors has the authority to resolve to issue shares, and to grant options, warrants or other rights to acquire shares, and to determine the price and further terms and conditions of such issuances of shares, warrants, options or other rights, if and insofar as our board of directors has been designated by our general meeting of shareholders as the authorized corporate body for this purpose. Such designation will only be valid for a specific period of no more than five years and may from time to time be extended for an additional period of not more than five years. In July 2014, our general meeting of shareholders authorized our board of directors, for a period of five years ending July 10, 2019, to issue shares and to grant options, warrants and other rights to acquire shares. We also expect to request our shareholders, at each annual shareholders meeting held in the future, to adopt a resolution further delegating the power to issue shares, and to grant options, warrants and other rights to acquire shares, to our board of directors for a period of five years following the date of each such annual meeting. A separate resolution for the issuance of shares is not required for the issuance of shares following an exercise of a grant of the right to acquire shares that has previously been approved by our board of directors.
At least the nominal value of all shares, €0.01 for each ordinary share, or the equivalent thereof in other currencies, plus any additional agreed consideration, must generally be paid in full at the time of issuance of any shares.
B.   Memorandum and Articles of Association
We are registered with the Trade Register of the Chamber of Commerce for Amsterdam, The Netherlands under file number 34158597. We are also registered with the Israeli trade registrar under file number 560030876. Our official registered office, principal executive offices and management headquarters are located at Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 9777513, Israel and our telephone number at that address is +972 2 541 7333. Our management is located in Israel, and Mobileye N.V. is a resident of Israel (and not The Netherlands) for tax purposes.
Except as otherwise provided in this paragraph, the description of our articles of association is incorporated by reference to the Registration Statement on Form F-1/A (SEC File No. 333-196898) filed on July 31, 2014. Dutch law requires the general meeting of shareholders to approve all acquisitions by us of, and investments by us in, other companies that are structured as a purchase of shares, with a value exceeding one-third of our consolidated assets as shown in our most recently adopted Dutch statutory accounts. Prior to the amendment of our articles of association referred to below, our articles of association provided that all such acquisitions of, and investments in, other companies had to be approved by two-thirds of the votes cast in a shareholders meeting representing more than 50% of our issued and outstanding shares (a “Supermajority Vote”), regardless of the size of the acquisition or investment. In order to allow our management the level of flexibility necessary to promote, develop and enhance our business through the acquisition of, or investment in, other companies, in December 2014 our general meeting of shareholders approved an amendment to our articles of association that reduced the Supermajority Vote requirement for approval of acquisitions by us of, and investments by us in, other companies, for a value less than 20% of our total market capitalization, so that such acquisitions and investments can be approved by a majority of the votes cast at the shareholders meeting. The Supermajority Vote requirement continues to apply to acquisitions of, and investments in, other companies for a value equal to or exceeding 20% of our total market capitalization. “Total market capitalization” as referred to above means, as of any date (i) the total number of the Company’s issued and outstanding ordinary shares as of such date multiplied by (ii) the Closing Price of an ordinary share of the Company as of such date, i.e. the average closing price of an ordinary share on the principal securities exchange or interdealer quotation system where our ordinary shares are traded as of such date, during a period of up to 30 trading days prior to such date, which period shall be determined by our board of directors.
C.   Material Contracts
See “Item 3. Key Information — Property, Plants and Equipment” for a description of the Company’s lease agreement for its principal offices. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with OrCam Technologies Ltd.” for a description of a sublease of a portion of the leased space. See “Item 4. Information on the Company — Business Overview — Manufacturing” for a description of the company’s agreement with STMicroelectronics N.V. The Company has entered into a manufacturing agreement with Golden Vast Macao Commercial Offshore Limited and purchase contracts with Magna Electronics and Autoliv Electronics AB. Each of these agreements is an exhibit to this Annual Report on Form 20-F.
D.   Exchange Controls
There are no Israeli or Dutch government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly owned subsidiaries, except or otherwise as set forth under “Item 10. Additional Information — Taxation.”
E.   Taxation
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a description of the material U.S. federal income tax considerations to a U.S. Holder (as defined below) relating to the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders that will hold our ordinary shares as capital assets for U.S. federal income tax purposes. This description does not address many of the tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:
•
banks, certain financial institutions or insurance companies;

•
real estate investment trusts, regulated investment companies or grantor trusts;

•
dealers or traders in securities, commodities or currencies;

•
tax-exempt entities;

•
certain former citizens or long-term residents of the United States;

•
persons that received our ordinary shares as compensation for the performance of services;

•
persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•
partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our ordinary shares through such an entity;

•
S-corporations;

•
persons whose “functional currency” is not the U.S. dollar;

•
persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares; or

•
persons holding our ordinary shares in connection with a trade or business conducted outside the United States.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.
This description is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that the IRS’s position would not be sustained.
For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:
•
a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any jurisdiction thereof;

•
a trust, if  (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust; or

•
an estate, the income of which is subject to United States federal income taxation regardless of its source.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.
Holders should consult their tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.
Distributions
Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” the gross amount of any distribution made to a U.S. Holder with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain pro rata distributions of our ordinary shares to all our shareholders, generally will be includible in the U.S. Holder’s income as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for preferential rates of taxation with respect to dividends on ordinary shares provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, dividends on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

Dividends paid to U.S. Holders with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against U.S. federal income tax liability. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if certain minimum holding period requirements are not satisfied. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent they will be entitled to this credit.
The amount of a distribution will equal the U.S. dollar value of any foreign currency received, calculated by reference to the exchange rate in effect on the date that distribution is received, whether or not a U.S. Holder in fact converts any such foreign currency received into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the distribution. A U.S. Holder may have foreign currency gain or loss if the foreign currency is converted into U.S. dollars after the date of receipt, depending on the exchange rate at the time of conversion. Any gains or losses resulting from the conversion of foreign currency into U.S. dollars generally will be treated as ordinary income or loss, as the case may be, and generally will be treated as U.S. source.
Sale, Exchange or Other Disposition of Ordinary Shares
Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” U.S. Holders generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on the sale, exchange or other disposition and the holder’s tax basis in our ordinary shares, and any gain or loss will be capital gain or loss. The tax basis in an ordinary share generally will be equal to the cost of the ordinary share. For non-corporate U.S. Holders, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation if such non-corporate U.S. Holder’s holding period for such ordinary shares exceeds one year on the date of such sale, exchange or other disposition (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.
Passive Foreign Investment Company Considerations
If we were to be classified as a PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.
A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either
•
at least 75% of its gross income is “passive income”, or

•
at least 50% of the average quarterly value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income and amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as directly receiving its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S.

Holder owns our ordinary shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.
Based on our most current estimates of our gross income and the value of our assets (which is based on our share price), we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2015. However, our PFIC status for each taxable year may be determined only after the end of such year and will depend on the composition of our income and assets, our activities and the value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time. Therefore, there can be no assurance that we will not be considered a PFIC for 2015 or any other taxable year. If we are a PFIC then unless a U.S. Holder makes one of the elections described below, a special tax regime will apply to both (i) any “excess distribution” by us to that U.S. Holder (generally, the U.S. Holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by the holder in the shorter of the three preceding years or its holding period for our ordinary shares) and (ii) any gain realized on the sale or other disposition of the ordinary shares.
Under this regime, any excess distribution and realized gain described above will be treated as ordinary income and will be subject to tax as if  (i) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for that year (other than income allocated to the current period or any taxable period before we became a PFIC, which will be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and will not be subject to the interest charge discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to a U.S. Holder will not qualify for preferential rates of taxation, as discussed above under “Distributions.” If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this paragraph would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.
Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.
U.S. Holders may avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to our ordinary shares annually, provided that the shares are “marketable.” Shares will be marketable if they are regularly traded on certain United States stock exchanges (including the NYSE) or on certain non-United States stock exchanges. For these purposes, our ordinary shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. We anticipate that our ordinary shares should qualify as being actively traded.
If a U.S. Holder chooses to make a mark-to-market election, such U.S. Holder would recognize as ordinary income or loss each year in which we are a PFIC an amount equal to the difference as of the close of the taxable year between the fair market value of such U.S. Holder’s ordinary shares and such U.S. Holder’s adjusted tax basis in such ordinary shares. Such recognition of gain or loss will cause an increase or decrease, respectively, in the adjusted tax basis in such ordinary shares. Such losses would be allowed only to the extent of net mark-to-market gain previously included under the election for prior taxable years. If the mark-to-market election were made, then the PFIC rules described above relating to excess distributions and realized gains would not apply for periods covered by the election. If a U.S. Holder does not make a mark-to-market election for the first taxable year in which we are a PFIC during such U.S. Holder’s holding period of our ordinary shares, such U.S. Holder would be subject to interest charges with respect to the inclusion of ordinary income attributable to each taxable year in which we were a PFIC during such U.S. Holder’s holding period before the effective date of such election.
In addition, all U.S. Holders (including certain deemed U.S. Holders) may be required to file annual tax returns (including on IRS Form 8621) containing such information as the U.S. Treasury may require.

For example, if a U.S. Holder owns ordinary shares during any year in which we are classified as a PFIC and the U.S. Holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year. The failure to file this form when required could result in substantial penalties.
U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.
Backup Withholding and Information Reporting Requirements
U.S. backup withholding and information reporting requirements may apply to payments to holders of our ordinary shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a corporation). A payor may be required to backup withhold from payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the backup withholding rules generally should be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.
Additional Medicare Tax
Certain U.S. Holders who are individuals, estates or trusts may be required to pay an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of our ordinary shares. For individuals, the additional Medicare tax applies to the lesser of  (i) “net investment income” or (ii) the excess of  “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. U.S. Holders will likely not be able to credit foreign taxes against the 3.8% Medicare tax.
Foreign Asset Reporting
Certain U.S. Holders who are individuals (and under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.
The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. Holders should consult their tax advisors concerning the tax consequences of their particular situations.
Material Israeli Tax Considerations And Government Programs
The following description is not intended to constitute a complete analysis of all Israeli tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any other state, local, foreign or other taxing jurisdiction.
Israeli Tax Considerations and Government Programs
We have our headquarters in Israel and our significant subsidiary, Mobileye Vision Technologies Ltd, is incorporated in Israel. The following is a summary of certain aspects of the current tax structure applicable to companies in Israel, with special reference to its effect on us (and our operations, in particular) following our becoming a resident of the State of Israel for tax purposes in July 2014. The following also contains a discussion of the major Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this discussion. This discussion does not address all of the Israeli tax provisions that may be relevant to us.
General Corporate Tax Structure in Israel
The regular rate of corporate tax to which Israeli companies were subject in 2012 and 2013 was 25% and such rate has increased to 26.5% for 2014 and thereafter. However, the effective tax rate payable by a company that derives income from a “Benefited Enterprise” or a “Preferred Enterprise” may be considerably lower. See “Law for the Encouragement of Capital Investments, 1959.” In addition, commencing in 2010, Israeli companies have been subject to regular corporate tax rate on their capital gains.
Besides being subject to the general corporate tax rules in Israel, we have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, the material ones of which are described below.
Law for Encouragement of Capital Investments, 1959
MVT, our Israeli subsidiary, has been entitled to “Benefited Enterprise” status under the Israeli Law for Encouragement of Capital Investments, 1959 (the “Investment Law”). The Investment Law was significantly amended effective April 1, 2005 (the “2005 Amendment”), and further amended as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or to elect irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply.
The 2005 Amendment (“Benefited Enterprise”)
The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the “Benefits Period,” depending on the level of  “Foreign Investment,” as defined under law, in the company in each year. A company qualifying for tax benefits under the 2005 Amendment that pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period or engages in certain actions that are treated as deemed dividends will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or lower rates in the case of a qualified “Foreign Investors Company” (“FIC”), according to the rate of Foreign Investment in the company at the applicable tax year. Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15%, or such lower rate as may be provided in an applicable tax treaty. The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law, its regulations, and any ruling received from the ITA. In the event of failure to comply with these conditions, the entitlement to the benefits might be cancelled and MVT might be required to refund the amount of the benefits, in whole or in part, together with linkage to the Israeli Consumer Price Index, interest and penalties.
The 2011 Amendment (“Preferred Enterprise”)
The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of

January 1, 2011. The definition of a Preferred Company includes, inter alia, a company incorporated in Israel that is (i) not wholly owned by a governmental entity; (ii) owns a Preferred Enterprise, (iii) is controlled and managed from Israel, and subject to further conditions set forth in the Investment Law. From 2014 and thereafter, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%. MVT’s location is subject to the reduced tax rate of 9%.
Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at the source at the rate of 20% with respect to dividends to be distributed after January 1, 2014, subject to certain conditions, or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if the funds are subsequently distributed to individuals or to a non-Israeli company, the withholding tax would apply).
The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a Benefited Enterprise can elect to continue to apply the benefits in effect prior to the 2011 Amendment, provided that certain conditions are met.
Until we became a Preferred Enterprise, we had Benefited Enterprise programs under the Investment Law commencing 2005, which, we believe, entitled us to certain tax benefits. Additionally, in connection with the original grant of  “Benefited Enterprise” status, in 2006 MVT was recognized by the Israeli Chief Scientist Office as a “Research and Development Company.”
MVT made an election to become a “Preferred Company” in May 2014. In July 2014, we received the Preferred Enterprise Ruling from the ITA, to the effect that following our reorganization (see “Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Operating Results — Reorganization”), MVT will be able to benefit from a reduced tax rate of approximately 9%, subject to fulfillment of the terms and conditions of the law and of such ruling.
The following are the main terms and conditions of the Preferred Enterprise Ruling:
•
MVT is required to add 50 new manufacturing and research and development employees in each of the tax years of 2014, 2015 and 2016 and it is further required to continue employing such additional employees for the tax years until 2018. Failure to meet this term will affect the effective tax rate in a ratio related to the number of non-recruited and non-retained employees.

•
MVT is required to acquire 90% of its expenses from Israeli subcontractors within preferred regions compared to its total cost of goods sold and research and development to maintain the highest benefits. If the ratio is less than 90%, the tax rate will be affected in a ratio related to the portion of expenses paid to such subcontractors, all as described in the ruling.

•
Any MVT dividends shall be deemed first to be paid out of the undistributed income that was exempt from Israeli corporate tax generated by the Benefited Enterprise, which shall be subject to additional tax at the MVT level and to the dividend distribution provisions of income derived by a Benefited Enterprise.

•
ITA approval is required for MVT to transfer its intellectual property to a third party.

•
The Preferred Enterprise Ruling will become void in the event that we change our field of activities or business model or significantly reduce the volume of our development activity, all unless otherwise determined by the ITA.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

Taxation of Our Shareholders
Mobileye N.V. is an Israeli resident company for tax purposes. Therefore, our distributions of dividends or investments in our own shares could be subject to tax in Israel. In addition, our distributions to Dutch holders of our ordinary shares may also be subject to Dutch dividend withholding tax. See “Item 10. Additional Information — Taxation — Material Dutch Tax Considerations — Dividend Withholding Tax” in this Annual Report on Form 20-F for a discussion of the Dutch dividend withholding tax in respect of dividends paid on our shares to a holder of ordinary shares who is, or who is deemed to be, a resident of The Netherlands for purposes of Dutch taxation.
Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders
A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have directly or indirectly, alone or together with another, a controlling interest of 25% or more of any of the means of control in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption might not be applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.
Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty); (ii) holds the shares as a capital asset; and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.
In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically in transactions involving sale of all of the shares of an Israeli resident company in the form of a merger or otherwise, the ITA may require shareholders who are not liable for Israeli tax to sign declarations in forms specified by the ITA or to obtain a specific exemption from the ITA to confirm their status as non-Israeli residents, and in the absence of such declaration or exemptions, may require purchasers of the shares to withhold tax at source.
Taxation of Non-Israeli Shareholders on Receipt of Dividends
Non-Israeli residents are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt of a valid certificate from the Israeli Tax Authority allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding twelve months, the applicable tax rate and withholding rate is 30%, unless such “substantial shareholder” holds such shares through a nominee company (as defined under the law) in which case the withholding rate is 25%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates contractually with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. A distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to a Benefited Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.
Any MVT dividend shall be deemed first to be paid out of the undistributed income that was exempt from Israeli corporate tax generated by the Benefited Enterprise, which shall be subject to additional tax at the MVT level and to the dividend distribution provisions of income derived by a Benefited Enterprise. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.
Excess Tax
Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding New Israeli Shekels 810,720 for 2015, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.
Estate and gift tax
Israeli law presently does not impose estate or gift taxes.
Material Dutch Tax Considerations
The following description is not intended to constitute a complete analysis of all the Dutch tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction other than The Netherlands.
General
The information set out below is a summary of certain material Dutch tax consequences of the acquisition, ownership and disposition of our ordinary shares. This summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant to a particular holder of our ordinary shares. Such holders may be subject to special tax treatment under any applicable law and this summary is not intended to be applicable in respect of all categories of holders of our ordinary shares.
This summary is based on the tax laws of The Netherlands as in effect on December 31, 2014, as well as regulations, rulings and decisions of The Netherlands or of its taxing and other authorities available in printed form on or before such date and now in effect, and as applied and interpreted by Netherlands courts, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.
Because it is a general summary, prospective holders of our ordinary shares should consult their own tax advisors as to the Dutch or other tax consequences of the acquisition, holding and disposition of our ordinary shares including, in particular, the application to their particular situations of the Dutch tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.
This summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than The Netherlands. The Netherlands means that part of the Kingdom of The Netherlands located in Europe.

Any reference hereafter made to a treaty for the avoidance of double taxation concluded by The Netherlands, includes the Tax Arrangement for the Kingdom of The Netherlands (Belastingregeling voor het Koninkrijk) and the Tax Arrangement for the country of The Netherlands (Belastingregeling voor het land Nederland).
For Dutch tax purposes, a holder of our ordinary shares may include an individual who, or an entity which, does not have the legal title to our ordinary shares, but to whom our ordinary shares are nevertheless attributed based either on such individual or entity holding a beneficial interest in our ordinary shares or based on specific statutory provisions.
General Matters Relating to Dutch Tax Considerations
Under the Netherlands-Israel Convention (as defined below) we are a resident for tax purposes of Israel and not of The Netherlands.
The relevant considerations regarding the tax residency of the Company are as follows:
Pursuant to article 2, 4th paragraph, of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) as well as article 1, 3rd paragraph, of the Dutch Dividend Tax Act 1965 (Wet op de dividendbelasting 1965), a company which is incorporated under Dutch law is generally deemed to be resident in The Netherlands for corporate income tax and dividend withholding tax purposes, respectively.
However, the Convention between the Kingdom of The Netherlands and the State of Israel for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital executed in Jerusalem on July 2, 1973 (as amended from time to time, the “Netherlands-Israel Convention”), in principle supersedes Dutch domestic law.
In this respect, article 4, 1st paragraph, of the Netherlands-Israel Convention provides that the term “resident of one of the States” means any person who, under the law of that State, is liable to taxation therein by reason of his domicile, residence, place of management or any other criterion of a similar nature. Moreover, article 4, 4th paragraph, of the Netherlands-Israel Convention provides that where by reason of the provisions of article 4, 1st paragraph, of the Netherlands-Israel Convention a person other than an individual is a resident of both States, it shall be deemed to be a resident of the State in which its place of effective management is situated.
Since our place of management is situated in Israel, and not in The Netherlands, and assuming the Company is liable to taxation in Israel by virtue of having its place of effective management in that State, the Company will be considered to be exclusively tax resident in Israel pursuant to article 4, 4th paragraph, of the Netherlands-Israel Convention.
Although the Company is deemed to be tax resident in The Netherlands pursuant to article 2, 4th paragraph, of the Dutch Corporate Income Tax Act 1969, the Company will, as a consequence of the above, effectively not pay corporate income tax in The Netherlands by virtue of the Netherlands-Israel Convention.
Dividend Withholding Tax
Given that the Company is considered exclusively tax resident in Israel for the purposes of the Netherlands-Israel Convention, by virtue of article 11, 7th paragraph, of that Convention, generally The Netherlands may not impose Dutch dividend withholding tax on dividends paid by the Company to persons who are not residents of The Netherlands, even though the Company is deemed to be tax resident in The Netherlands pursuant to article 1, 3rd paragraph, of the Dutch Dividend Tax Act 1965. Based on the ruling from the Dutch Supreme Court in the case known as BNB 1992/379, it is generally considered that such prohibition on extraterritorial taxation also applies to shareholders who are tax resident in a third state and we will act accordingly.
Thus, with respect to a holder of our ordinary shares, who is not and is not deemed to be a resident of The Netherlands for purposes of Dutch taxation, The Netherlands is precluded from imposing any Dutch dividend withholding tax on dividends paid by the Company under article 11, 7th paragraph, of the Netherlands-Israel Convention.

If and to the extent dividends are paid on our ordinary shares to a holder of ordinary shares who is, or who is deemed to be, a resident of The Netherlands for purposes of Dutch taxation, such dividends are generally subject to withholding tax of 15% imposed by The Netherlands. Generally, the dividend withholding tax will not be borne by us, but we will withhold the dividend withholding tax from the gross dividends paid on our ordinary shares. In addition, our distributions to Dutch holders of our ordinary shares may also be subject to Israeli withholding tax. See “— Material Israeli Tax Considerations and Government Programs — Taxation of Our Shareholders” in this Annual Report on Form 20-F for a discussion of the Israeli tax considerations in respect of distributions of dividends or investments in our own shares.
The term “dividends” for this purpose includes, but is not limited to:
•
distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•
liquidation proceeds, proceeds of redemption of shares or, generally, consideration for the repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•
the nominal value of shares issued to a shareholder or an increase of the nominal value of shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

•
partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965, unless the general meeting of shareholders has resolved in advance to make such a repayment and provided that the nominal value of the shares concerned has been reduced by a corresponding amount by way of an amendment of our articles of association.

A holder of our ordinary shares who is, or who is deemed to be, a resident of The Netherlands can generally credit the withholding tax against his Dutch income tax or Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding his aggregate Dutch income tax or Dutch corporate income tax liability, provided certain conditions are met, unless such holder of our ordinary shares is not considered to be the beneficial owner of the dividends.
A holder of our ordinary shares who is the recipient of dividends (the “Recipient”) will not be considered the beneficial owner of the dividends for this purpose if:
•
as a consequence of a combination of transactions, a person other than the Recipient wholly or partly benefits from the dividends, whereby such other person retains, directly or indirectly, an interest similar to that in the ordinary shares on which the dividends were paid; and

•
that other person is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the Recipient.

Tax on Income and Capital Gains
General
The description of taxation set out in this section of this Annual Report on Form 20-F is not intended for any holder of our ordinary shares, who:
•
is an individual and for whom the income or capital gains derived from the ordinary shares are attributable to employment activities the income from which is taxable in The Netherlands;

•
is an entity that is a resident or deemed to be a resident of The Netherlands and that is, in whole or in part, not subject to or exempt from Netherlands corporate income tax;

•
is an entity that has an interest in us to which the participation exemption (deelnemingsvrijstelling) or the participation credit (deelnemingsverrekening) is applicable as set out in the Dutch Corporate Income Tax Act 1969;

•
is a fiscal investment institution (fiscale beleggingsinstelling) or an exempt investment institution (vrijgestelde beleggingsinstelling) as meant in the Netherlands Corporate Income Tax Act 1969; or

•
has directly or indirectly a substantial interest (aanmerkelijk belang) or a deemed substantial interest as defined in the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001) in us.

Generally a holder of our ordinary shares will have a substantial interest in us within the meaning of the fifth bullet point above if he holds, alone or together with his partner (a statutorily defined term), whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire shares, whether or not already issued, which represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares) or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds. A holder of our ordinary shares will also have a substantial interest in us if one of certain relatives of that holder or of his partner (a statutorily defined term) has a substantial interest in us.
If a holder of our ordinary shares does not have a substantial interest, a deemed substantial interest will be present if  (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, without recognizing taxable gain.
Residents of The Netherlands
Individuals
An individual who is resident or deemed to be resident in The Netherlands (a “Dutch Resident Individual”) and who holds our ordinary shares will be subject to Netherlands income tax on income and/or capital gains derived from our ordinary shares at progressive rates (up to 52%; rate for 2015) if:
•
the holder derives profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), to which enterprise our ordinary shares are attributable; or

•
the holder derives income or capital gains from our ordinary shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Netherlands Income Tax Act 2001), which include the performance of activities with respect to our ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

If the conditions above do not apply, any holder of our ordinary shares who is a Dutch Resident Individual will be subject to Netherlands income tax on a deemed return regardless of the actual income and/or capital gains derived from our ordinary shares. This deemed return has been fixed at a rate of 4% of the individual’s yield basis (rendementsgrondslag) insofar as this exceeds a certain threshold (heffingsvrijvermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets (including, as the case may be, our ordinary shares) held by the Dutch Resident Individual less the fair market value of certain qualifying liabilities, both determined on January 1 of the relevant year. The deemed return of 4% will be taxed at a rate of 30% (rate for 2015).
Entities
An entity that is resident or deemed to be resident in The Netherlands (a “Dutch Resident Entity”) will generally be subject to Netherlands corporate income tax with respect to income and capital gains derived from our ordinary shares. The Netherlands corporate income tax rate is 20% for the first €200,000 of the taxable amount, and 25% for the excess of the taxable amount over €200,000 (rates applicable for 2015).
Non-Residents of The Netherlands
A person who is neither a Dutch Resident Individual nor Dutch Resident Entity (a “Non-Dutch Resident”) and who holds our ordinary shares is generally not subject to Netherlands income tax or corporate income tax on income and capital gains derived from our ordinary shares, provided that:

•
such Non-Dutch Resident does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, our ordinary shares are attributable or deemed attributable;

•
in the case of a Non-Dutch Resident who is an individual, such individual does not derive income or capital gains from our ordinary shares that are taxable as benefits from “miscellaneous activities” performed or deemed to be performed in The Netherlands (resultaat uit overige werkzaamheden in Nederland, as defined in the Netherlands Income Tax Act 2001), which include the performance of activities with respect to our ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer);

•
in the case of a Non-Dutch Resident who is not an individual, such Non-Dutch Resident is neither entitled to a share in the profits of an enterprise effectively managed in The Netherlands nor co-entitled to the net worth of such enterprise, other than by way of the holding of securities, to which enterprise our ordinary shares or payments in respect of our ordinary shares are attributable; and

•
in the case of a Non-Dutch Resident who is an individual, such individual is not entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise our ordinary shares or payments in respect of our ordinary shares are attributable.

A Non-Dutch Resident that nevertheless falls under any of the exclusions above, may be subject to Netherlands income tax or Netherlands corporate income tax on income and capital gains derived from our ordinary shares. In case such holder of our ordinary shares is considered to be a resident of a country other than The Netherlands under the provisions of a double taxation convention The Netherlands has concluded with such country, the following may apply. Such holder of ordinary shares may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation convention, be eligible for a full or partial exemption from, reduction or refund of Netherlands taxes (if any) on (deemed) income or capital gains in respect of our ordinary shares, provided such holder is entitled to the benefits of such double taxation convention.
Gift or Inheritance Tax
No Netherlands gift or inheritance taxes will be levied on the transfer of our ordinary shares by way of gift by or on the death of a holder of our ordinary shares, who is neither a resident nor deemed to be a resident of The Netherlands for the purpose of the relevant provisions, unless:
•
the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be a resident of The Netherlands for the purpose of the relevant provisions;

•
such holder dies while being a resident or deemed resident of The Netherlands within 180 days after the date of a gift of our ordinary shares; or

•
the gift is made under a condition precedent and such holder is or is deemed to be a resident of The Netherlands at the time the condition is fulfilled.

For purposes of Netherlands gift and inheritance tax, an individual who is of Dutch nationality will be deemed to be a resident of The Netherlands if he has been a resident in The Netherlands at any time during the ten years preceding the date of the gift or his death.
For purposes of Netherlands gift tax, an individual will, irrespective of his nationality, be deemed to be resident of The Netherlands if he has been a resident in The Netherlands at any time during the 12 months preceding the date of the gift.
Applicable tax treaties may override deemed residency.

Value Added Tax
No Netherlands value added tax will be payable by a holder of our ordinary shares in consideration for the issue or offer of our ordinary shares (other than value added taxes on fees payable in respect of services not exempt from Netherlands value added tax).
Other Taxes and Duties
No Netherlands registration tax, custom duty, stamp duty or any other similar tax or duty, other than court fees, will be payable in The Netherlands by a holder of our ordinary shares in respect of or in connection with the acquisition, ownership and disposition of our ordinary shares.
F.   Dividends and Paying Agents
Not applicable.
G.   Statement by Experts
Not applicable.
H.   Documents on Display
We have been subject to the periodic reporting and other informational requirements of the Exchange Act since our IPO. Under the Exchange Act, we are required to file annual reports and file or furnish other information to the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
You may obtain copies of information filed with or furnished to the SEC by us by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We also make available on our website, www.mobileye.com, the reports and other information that we file with or furnish to the SEC. The reference to our website is an inactive textual reference only and the information that can be accessed through our website is not part of this Annual Report on Form 20-F.
We send our transfer agent and registrar, American Stock Transfer & Trust Company LLC (“AST”), a copy of all notices of shareholders meetings and other reports, communications and information that are made generally available to shareholders. AST has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by it and will make available to all shareholders such notices and all such other reports and communications received by it.
I.   Subsidiary Information
See Exhibit 8.1 to this Annual Report on Form 20-F.
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ON MARKET RISK
Quantitative and Qualitative Disclosures about Market Risk
A significant portion of our business is located outside the United States and, as a result, we generate revenue and incur expenses denominated in currencies other than the U.S. dollar, a majority of which is denominated in the New Israeli Shekel and, to a much lesser extent, the Euro and other currencies. In 2014 and 2013, approximately 9% and 4%, respectively, of our sales were denominated in foreign currencies. As a result, our revenue can be affected by fluctuations in foreign currency exchange rates. Because we have foreign currency expenses, we believe foreign currency risk is partially offset. For example, an increase of 1% in the value of the New Israeli Shekel against the U.S. dollar would have increased our expenses by $0.3 million in the year ended December 31, 2014.
Inflation
Inflationary factors, such as increases in our cost of goods sold, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain and increase our gross profit if the selling prices of our products do not increase as much or more than these increased costs.
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.   Debt Securities
Not applicable.
B.   Warrants and Rights
Not applicable.
C.   Other Securities
Not applicable.
D.   American Depositary Shares
Not applicable.

PART II
ITEM 13.   DEFAULTS, DIVIDENDS AND DELIQUENCIES
Not applicable.
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

To date, the Company has used $2 million of the net proceeds of its August 2014 IPO (of the $30 million allocated for that purpose) to acquire EyeQ® chips for inventory. Pending permanent use, the remaining the net proceeds, approximately $193.9 million (before offering expenses), have been held in cash-equivalents or other highly liquid short-term investment-grade securities or deposits, as set forth in the prospectus for the IPO.
See “Item 10B. Memorandum and Articles of Association” in this Annual Report on Form 20-F for a discussion of an amendment to our articles of association with respect to the voting rights of the holders of our ordinary shares.
ITEM 15.   CONTROLS AND PROCEDURES
A.   Disclosure Controls and Procedures
We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including our Chief Executive Office and Chief Financial Officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.
B.   Management’s Annual Report on Internal Controls over Financial Reporting
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. See also Section D below.
C.   Attestation Report of the Registered Public Accounting Firm
See statement in Section B above. As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of SOX (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.
D.   Changes in Internal Control Over Financial Reporting
Prior to our IPO, we identified a material weakness in our internal control over financial reporting as of December 31, 2013. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented, or detected on a timely basis. The material weakness identified relates to the calculation of basic and diluted earnings per Class A share for the year ended December 31, 2013. See “— Earnings Per Share” above and Note 8(g) to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. While we believe that there is little to no potential for this particular error to recur because, since our IPO, we no longer have multiple classes of shares, we have taken initiatives to improve our internal control over financial reporting and disclosure and management believes that it has implemented the required controls in order to mitigate the material weakness. We retained a globally recognized business and accounting advisory firm to assist us in improving our internal processes, including enhancement of accounting policies and procedures, reviewing the design and implementation of our internal control over financial reporting, and providing assistance with technical accounting questions and interpretations. We also have an independent audit committee, which oversees the design and implementation of our internal control over financial reporting processes. We also provide enhanced training to existing financial and accounting employees related to U.S. GAAP accounting and reporting issues, and we have hired additional qualified professionals with U.S. GAAP accounting experience. Management believes that it has remediated the material weakness we identified.
ITEM 16.   [RESERVED]
ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERTS
Our board of directors has determined that Eyal Desheh is the audit committee financial expert. Mr. Desheh is one of our independent directors for purposes of the NYSE rules.
ITEM 16B.   CODE OF ETHICS
In July 2014, our board of directors adopted a Code of Business Conduct that applies to our chief executive officer, chief financial officer and controller. A copy of our Company’s Code of Business Conduct and Ethics is available on our Investor Relations website at http://ir.mobileye.com/investor-relations/default.aspx, and may also be obtained, without charge, upon a written request addressed to our investor relations department, Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 9777513 (e-mail: investors@mobileye.com).
ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm:
	December 31,
	2014	2013
	(in thousands)
Services Rendered
Audit(1)	$1,115	$50
Audit-related services(2)	25	10
Tax(3)	13	17
	1,153	77

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide, and includes audit services in connection with our IPO.

(2)
Audit-related services are aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultation regarding the accounting treatment of matters that occur in the regular course of business.

(3)
Tax fees relate to tax compliance, planning and advice.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.
PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.
ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.   CORPORATE GOVERNANCE
The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. As a foreign private issuer whose shares are listed on the NYSE, we have the option to follow certain Dutch corporate governance practices rather than those of the NYSE, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the following NYSE requirements:
•
Dutch law requires that our external auditors be appointed by our general meeting of shareholders and not by our Audit Committee, as required by NYSE corporate governance standards. Our Audit Committee will, however, through our board of directors make a recommendation each year to our shareholders for the appointment of our independent registered public accounting firm. In addition, our Audit Committee oversees and evaluates the work of our independent auditors and will recommend their compensation to our board of directors for approval.

•
NYSE corporate governance standards require that our shareholders be given the opportunity to vote on any equity compensation plans and material revisions thereto, except in certain limited cases. Under Dutch law, shareholder approval is only required for the grant of equity-based compensation to members of our board of directors, and not for the grant of equity-based compensation to other employees. In July 2014, prior to our IPO, our general meeting of shareholders adopted a resolution giving our board of directors the power to grant equity-based compensation from time to time to our directors, up to the maximum number of shares available for grant under our equity incentive plans as in effect from time to time.

•
We are exempt from NYSE’s quorum requirements applicable to shareholder meetings since Dutch law does not contain any minimum quorum requirements for shareholder meetings.

•
As mandated by Dutch law, the record date for all of our shareholder meetings will be the date that is 28 days before the date of the meeting. We will thus not comply with the NYSE requirement that the record date for a shareholders meeting not be earlier than 30 days before the date of the meeting.

Except as stated above, we comply with the rules generally applicable to U.S. domestic companies listed on the NYSE subject to certain exemptions the JOBS Act provides to emerging growth companies. However, we will maintain compliance with the NYSE requirement that a majority of our board of directors be independent within the meaning of the NYSE regulations. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under NYSE listing requirements applicable to domestic issuers. For more information, see “Item 3. Key Information — Risk Factors — We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our ordinary shares less attractive to investors” and “Item 3. Key Information — Risk Factors — As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.”

PART III
ITEM 17.   FINANCIAL STATEMENTS
Not applicable.
ITEM 18.   FINANCIAL STATEMENTS
See the financial statements beginning on page F-1. The following financial statements and financial statement schedules are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm:
Financial Statements
Mobileye N.V. and its Consolidated Subsidiaries
Report of Independent Registered Public Accounting Firm
Audited Consolidated Financial Statements as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Comprehensive Income
Consolidated Statements of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
ITEM 19.   EXHIBITS
Number	Exhibit Title
1.1	Amended and Restated Articles of Association as amended to date; incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K furnished to the SEC on December 13, 2014
1.2	Rules and Regulations (reglement) of the board of directors; incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-201614)
2.1	Global Registration Rights Agreement dated as of August 19, 2013, among the Registrant and all holders of Series D, E and F Shares; incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
2.2	Founders Agreement dated as of August 15, 2013, among the Registrant and the investors signatory thereto; incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
2.3	Founders Agreement dated as of August 19, 2013, among the Registrant and the investors signatory thereto; incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.1	The 2003 Share Option Plan, with Israeli Appendix, as amended; incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.2	Form of Indemnification Agreement; incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.3	Employment Agreement, dated July 24, 2014, between Mobileye Vision Technologies Ltd. and Amnon Shashua; incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.4	Employment Agreement, dated July 24, 2014, between Mobileye Vision Technologies Ltd. and Ziv Aviram; incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)

Number	Exhibit Title
4.5	Employment Agreement, dated July 27, 2014, between Mobileye Vision Technologies Ltd. and Ofer Maharshak; incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.6	Employment Agreement dated January 8, 1999, between Mobileye Vision Technologies Ltd. and Gaby Hayon; incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.7	Employment Agreement dated October 1, 2000, between Mobileye Vision Technologies Ltd. and Elchanan Rushinek; incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.8	Employment Agreement dated October 14, 2003, between Mobileye Vision Technologies Ltd. and Itay Gat; incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.9	English translation of Unprotected Leasing Agreement made as of January 31, 2008 by and between “Atirey Yeda” and Mobileye Technologies Limited (the “Unprotected Leasing Agreement”); English summary of addendums thereto and English translation of addendum dated June 30, 2014; incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.10	English translation of addendum dated July 24, 2014 to the Unprotected Leasing Agreement; incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-201614)
4.11	Summary of a Sub-Lease Agreement dated April 24, 2012, between Mobileye Vision Technologies Ltd. and OrCam Technologies Ltd., and addendums thereto; incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-201614)
4.12†	Agreement dated October 17, 2006, between Mobileye Technologies Limited and STMicroelectronics N.V., as amended; incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.13†	Manufacturing Agreement, dated January 29, 2013, between Mobileye Technologies Limited and Golden Vast Macao Commercial Offshore Limited; incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.14†	Purchase Contract, effective February 8, 2011, between Mobileye Technologies Limited and Magna Electronics; incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.15†	Purchase Contract, effective June 12, 2012, between Mobileye Technologies Limited and Magna Electronics; incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.16†	Purchase Contract, effective June 12, 2012, between Mobileye Technologies Limited and Autoliv Electronics AB; incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.17	Form of terms and conditions; incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.18	2014 Equity Incentive Plan; incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (SEC File No. 333-201840)
8.1	List of Subsidiaries; incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
11.1	Code of Business Conduct, as adopted by the board of directors on July 27, 2014
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Number	Exhibit Title
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kesselman & Kesselman, independent registered public accounting firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†
Portions of this exhibit have been omitted pursuant to confidential treatment requests filed with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of
MOBILEYE N.V.
We have audited the accompanying consolidated balance sheets of Mobileye N.V. (the “Company”) and its subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of operations, of comprehensive income (loss), of shareholders’ equity and of cash flows, for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mobileye N.V. and its subsidiaries as of December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.
Tel Aviv, Israel March 4, 2015	/s/ Kesselman & Kesselman Certified Public Accountants (Isr.) A member firm of PricewaterhouseCoopers International Limited

MOBILEYE N.V.
CONSOLIDATED BALANCE SHEETS
	December 31,
	2014	2013
	U.S. dollars in thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	339,881	72,560
Restricted and short-term bank deposits	2,315	5,084
Marketable securities	32,895	46,718
Trade accounts receivables, net	15,806	12,490
Inventories	17,626	11,354
Other current assets	9,820	7,025
TOTAL CURRENT ASSETS	418,343	155,231
LONG-TERM ASSETS
Property and equipment, net	8,787	5,697
Funds in respect of employee rights upon retirement	7,969	6,962
Other assets	1,307	338
TOTAL LONG-TERM ASSETS	18,063	12,997
TOTAL ASSETS	436,406	168,228
Liabilities and shareholders’ equity
CURRENT LIABILITIES
Accounts payable and accrued expenses	17,870	11,096
Employee related accrued expenses	3,961	3,338
Other current liabilities	5,739	1,441
TOTAL CURRENT LIABILITIES	27,570	15,875
LONG TERM LIABILITIES
Liability in respect of employee rights upon retirement	9,350	8,313
Long term liabilities	4,812	1,402
TOTAL LONG TERM LIABILITIES	14,162	9,715
COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)
TOTAL LIABILITIES	41,732	25,590
SHAREHOLDERS’ EQUITY
Class B Ordinary shares, EUR 0.01 par value: 25,000,000 shares authorized; 6,703,520 issued and outstanding at December 31, 2013	—	75
Class C Ordinary shares, EUR 0.01 par value: 25,000,000 shares at authorized; 3,390,490 issued and outstanding at December 31, 2013	—	35
Class D Ordinary shares, EUR 0.01 par value: 50,000,000 shares authorized; 32,164,955 issued and outstanding at December 31, 2013	—	415
Class E Ordinary shares, EUR 0.01 par value: 20,000,000 shares authorized; 11,749,700 issued and outstanding at December 31, 2013	—	155
Class F1 Ordinary shares, EUR 0.01 par value: 15,000,000 shares authorized; 14,326,650 issued and outstanding at December 31, 2013	—	165
Class F2 Ordinary shares, EUR 0.01 par value: 65,000,000 shares authorized; 41,547,280 issued and outstanding at December 31, 2013	—	480
Ordinary shares (with liquidation preferences), EUR 0.01 par value: 200,000,000 shares authorized; 60,559,715 issued and outstanding at December 31, 2013	—	680
Class A Ordinary shares, EUR 0.01 par value: 100,000,000 shares authorized; 32,070,835 issued and outstanding at December 31, 2013	—	345
Ordinary Shares, EUR 0.01 par value: 1,012,565,725 shares authorized; 214,554,061 issued and outstanding at December 31, 2014	2,511	—
Additional paid-in capital	523,315	240,563
Accumulated other comprehensive income (loss)	(181)	612
Accumulated deficit	(130,971)	(100,887)
TOTAL SHAREHOLDERS’ EQUITY	394,674	142,638
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	436,406	168,228

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEYE N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands except per share data
REVENUES	143,637	81,245	40,285
COST OF REVENUES	37,040	21,130	12,219
GROSS PROFIT	106,597	60,115	28,066
OPERATING COSTS AND EXPENSES:
RESEARCH AND DEVELOPMENT, net	36,930	22,309	15,866
SALES AND MARKETING	12,912	12,331	6,434
GENERAL AND ADMINISTRATIVE	71,437	10,277	7,418
OPERATING PROFIT (LOSS)	(14,682)	15,198	(1,652)
INTEREST INCOME	1,305	1,059	1,531
FINANCIAL INCOME (EXPENSES), net	(4,442)	1,389	402
PROFIT (LOSS) BEFORE TAXES ON INCOME	(17,819)	17,646	281
BENEFIT (TAXES) ON INCOME	(12,265)	2,274	(334)
NET INCOME (LOSS)	(30,084)	19,920	(53)
BASIC AND DILUTED LOSS PER SHARE:
Amount allocated to participating shareholders	—	(16,105)	—
Adjustment as a result of benefit to participating shareholders	—	(229,832)	—
Net loss applicable to Ordinary shares for 2014 and applicable to Class A Ordinary Share for 2013 and 2012	(30,084)	(226,017)	(53)
Basic and diluted	(0.28)	(6.03)	(—)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF LOSS PER ORDINARY SHARE FOR 2014 AND PER CLASS A ORDINARY SHARE FOR 2013 AND 2012 (IN THOUSANDS)
Basic and diluted	107,942	37,477	40,191
PRO FORMA BASIC AND DILUTED LOSS PER ORDINARY SHARE (UNAUDITED)
Net loss	(30,084)
Basic and Diluted (unaudited pro forma)	(0.15)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF PRO FORMA LOSS PER SHARE (IN THOUSANDS)
Basic and Diluted (unaudited pro forma)	207,214

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEYE N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands
NET INCOME (LOSS)	(30,084)	19,920	(53)
OTHER COMPREHENSIVE INCOME (LOSS)
Change in net unrealized gains (losses) on marketable securities	(63)	100	130
Less: reclassification adjustment for net losses (gains) included in net income	(730)	291	419
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(793)	391	549
TOTAL COMPREHENSIVE INCOME (LOSS)	(30,877)	20,311	496

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEYE N.V.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
	Number of shares	Amount	Additional paid in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity
	U.S. dollars in thousands (except for share number data)
BALANCE AT JANUARY 1, 2012	191,874,340	2,205	187,822	(328)	(120,754)	68,945
Exercise of options	111,540	5	267			272
Comprehensive income				549	(53)	496
Share-based compensation			1,855			1,855
BALANCE AT DECEMBER 31, 2012	191,985,880	2,210	189,944	221	(120,807)	71,568
Issuance of shares, net of issuance costs	4,297,995	55	27,827			27,882
Exercise of options	6,229,270	85	9,661			9,746
Comprehensive income				391	19,920	20,311
Share-based compensation			13,131			13,131
BALANCE AT DECEMBER 31, 2013	202,513,145	2,350	240,563	612	(100,887)	142,638
Issuance of Ordinary shares in connection with initial public offering, net of issuance costs of $12.2 million	8,325,000	112	195,797			195,909
Exercise of options	3,715,916	49	10,102			10,151
Comprehensive loss				(793)	(30,084)	(30,877)
Share-based compensation			76,853			76,853
BALANCE AT DECEMBER 31, 2014	214,554,061	2,511	523,315	(181)	(130,971)	394,674

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEYE N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	(30,084)	19,920	(53)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	2,551	1,694	1,245
Exchange rate differences on cash and cash equivalents	3,087	(280)	(103)
Liability in respect of employee rights upon retirement	1,037	2,177	1,390
Loss (gain) from funds in respect of employee rights upon retirement	510	(337)	(176)
Loss (gain) from marketable securities	1,139	(767)	226
Loss on disposal of property and equipment	—	22	12
Share-based compensation	76,853	13,131	1,855
Changes in asset and liabilities:
Trade accounts receivables, net	(3,316)	(5,389)	(1,758)
Other current assets	(2,795)	(4,103)	185
Inventories	(6,272)	(2,079)	(4,955)
Other long-term assets	(969)	(57)	(129)
Account payables and accrued expenses	6,056	3,593	869
Employee-related accrued expenses	623	775	514
Other current-liabilities	4,298	(532)	(796)
Long-term liabilities	3,410	420	9
Net cash provided by (used in) operating activities	56,128	28,188	(1,665)
CASH FLOWS FROM INVESTMENT ACTIVITIES
Investment in short-term deposits and restricted cash	(33,146)	(21,758)	(25,957)
Proceeds from short-term deposits and restricted cash	35,915	26,974	30,894
Proceeds from maturities / sales of marketable securities	31,252	14,342	35,402
Purchase of marketable securities	(19,361)	(24,166)	(37,187)
Funds in respect of employee right upon retirement	(1,517)	(1,736)	(1,013)
Purchase of property and equipment	(5,378)	(2,592)	(1,526)
Net cash provided by (used in) investing activities	7,765	(8,936)	613
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares, net of issuance costs	196,364	28,303	—
Exercise of options	10,151	9,746	272
Net cash provided by financing activities	206,515	38,049	272
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	270,408	57,301	(780)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	72,560	14,979	15,656
EXCHANGE RATE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(3,087)	280	103
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	339,881	72,560	14,979
SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS
Non cash purchase of property and equipment	573	310	121
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	2,609	405	613

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1   GENERAL
Organization
Mobileye N.V. was incorporated in the Netherlands in 2001 and is the parent company of the following wholly owned subsidiaries: Mobileye, Inc., a company incorporated in the United States (the “US subsidiary”), Mobileye Technologies Ltd., a company incorporated in Cyprus (the “Cypriot subsidiary”), Mobileye Vision Technologies Ltd., a company incorporated in Israel (the “Israeli subsidiary”), Mobileye Japan Ltd, a company incorporated in Japan (the “Japanese subsidiary”), Mobileye Germany GmbH, a company incorporated in Germany (the “German subsidiary”), and Mobileye Auto Service (Shanghai) Co. Ltd. (the “Chinese subsidiary”).
The Company and its subsidiaries together (the “Company”) is a global leader in the design and development of camera-based Advanced Driver Assistance Systems (“ADAS”) covering the entire range of vision applications for onboard driving assistance.
The Company’s Chief Operating Decision Maker manages the Company on the basis of two reportable segments: (i) Original Equipment Manufacturing (“OEM”) and (ii) After Market (“AM”). The OEM segment supplies core intelligence of complete systems to Tier 1 manufacturers in the automotive industry. In the OEM segment the Company supplies System on Chip (SoC) which includes core intelligence to be ultimately implemented within new vehicles through Tier 1 manufacturers who are system integrators to the automotive industry. In the AM segment the Company sells a complete system which offers a variety of advanced driver assistance functions to customers being primarily fleet commercial vehicles, fleet management system providers, new vehicle dealers and importers either directly, through distributors and insurance companies. See also note 2j and 12b for the Company’s major customers.
Initial public offering
On August 6, 2014, the Company completed its initial public offering (IPO), which included an issuance of 8,325,000 Ordinary shares (with no liquidation preference), at $25 per share, before underwriting discounts and commissions.
The IPO generated proceeds to the Company of  $197.7 million net of underwriting discounts and commissions, before $1.8 million of expenses related to the IPO. In connection with the IPO, the Company also generated proceeds of  $1.5 million from the exercise of 1,463,051 stock options.
NOTE 2   SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
a. Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclose contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the years reported. Actual results could differ from those estimates. On an on-going basis, management evaluates its estimates, judgments and assumptions. The most significant estimates and assumptions relate to write down of inventory, employee compensation in connection with equity awards, realizability of deferred tax assets, provision for uncertain tax positions and contingencies.
b. Functional currency
The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the United States dollar (the “Dollar”).

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Virtually most product revenues of the Company and its subsidiaries are derived in Dollars. Most purchases of materials and components are made in Dollars. Thus, the functional currency of each of the Company and its subsidiaries is the Dollar.
Monetary accounts maintained in currencies other than the Dollar are re-measured using the official exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction or average rates. The effects of foreign currency re-measurements are recorded in the consolidated statements of operations as “financial income (expenses)”.
c. Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.
d. Cash and cash equivalents
All highly liquid investments, which include short-term bank deposits, that are not restricted as to withdrawal or use and the period to maturity of which does not exceed three months at the time of investment, are considered to be cash equivalents.
e. Short-term and restricted bank deposits
Short-term and restricted bank deposits are deposits with maturities of more than three months but less than one year. The short-term and restricted bank deposits include approximately $2.2 million and $2.5 million as of December 31, 2014 and December 31, 2013, respectively, as collateral for bank guarantees. In addition, a total of  $77 thousand and $78 thousand are restricted as collateral for the Company’s credit cards as of December 31, 2014 and December 31, 2013, respectively.
f. Marketable securities
The Company classifies its investments in marketable securities as available-for-sale. Accordingly, these securities are measured at fair value with unrealized gains and losses reported in accumulated other comprehensive income (loss) (“OCI”). Realized gains and losses on sales of investments, and a decline in value that is considered as other than temporary, are included in the consolidated statements of operations as “financial income (expenses), net”. Interest and amortization and accretion of premiums and discounts on debt securities are recorded as interest income.
The Company classifies marketable securities as available-for-sale as either current or non-current based on maturities and management’s reasonable expectation with regard to those securities.
An other-than-temporary impairment has occurred if the Company does not expect to recover the amortized cost basis of the debt security. If the Company does not intend to sell the impaired debt security, and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis, the amount of the other-than-temporary impairment recognized is limited to the portion attributed to the credit loss. The remaining portion of the other-than-temporary impairment related to other factors is recognized in other comprehensive income (loss).
h. Risk factors
Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash equivalents, short-term deposits and marketable securities.

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company’s cash equivalents, short-term deposits and marketable securities are mainly invested with major Israeli, Swiss and U.S. banks. Management believes that the financial institutions holding the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments. See also notes 2j and 12b for the Company’s major customers.
Dependence on a single supplier
The Company purchases all its chips from a single supplier. Any problems that occur and persist in connection with the manufacture, delivery, quality or cost of the assembly and testing of inventory could have a material adverse effect on the Company’s business and financial condition. The agreement expires on December 31, 2022.
i. Fair value measurement
The Company measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data or active market data for similar but not identical assets or liabilities.
Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.
In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers credit risk in its assessment of fair value.
j. Trade accounts receivable, net
The Company’s accounts receivable balances are due from companies primarily in the car manufacture industry. Credit is given based on an evaluation of a customer’s financial condition and generally, collateral is not required. Trade accounts receivable from sales of products are typically due from customers within 30 – 90 days. Trade accounts receivable balances are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than their original contractual payment terms, are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history from such customers, customer’s current ability to pay its obligation to the Company. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The Company writes-off accounts receivable when they become uncollectible.
k. Inventories
Inventories are stated at the lower of cost or market value. Cost is computed using standard cost, which approximates average cost. The Company analyzes and adjusts excess and obsolete inventories primarily based on future demand forecasts. Although the Company makes every effort to ensure the

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments would significantly impact the value of the inventory and the reported operating results. If actual market conditions are less favorable than the Company’s assumptions, additional write-downs may be required.
Inventories are written-down for estimated excess and obsolescence, based on assumptions about future demand and market conditions. Once written-down, a new lower cost basis for that inventory is established.
l. Property and equipment
Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method.
Annual rates of depreciation are as follows:
%
Computers and electronic equipment (mainly 33%)	15 – 33
Vehicles	15
Office furniture and equipment	7
Equipment	33
Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease and estimated useful life of the improvements.
m. Impairment of long-lived assets
Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets would be written down to their estimated fair values.
n. Research and development, net
Research and development expenses are expensed as incurred, and consist primarily of personnel, facilities, equipment and supplies for research and development activities.
Participations in research and development expenses for research and development projects are recognized on the basis of the costs incurred and are deducted from research and development expenses in the statement of operations. The Company does not receive any additional compensation or royalties upon completion of the project. The participation reimbursement received by the Company is not dependent on having future benefit from the project. All intellectual property generated from these arrangements are exclusively owned by the Company.
Reimbursement payments for research and development projects are recognized on the basis of the costs incurred and are deducted from (netted against) research and development expenses in the statement of operations. Research and development reimbursements of  $9,884 thousand, $10,511 thousand and $9,994 thousand were offset against research and development costs in the years ended in December 31, 2014, 2013 and 2012, respectively.
o. Comprehensive income (loss)
Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting equity that under US GAAP are excluded from the net income (loss). For the Company, such items consist of

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

unrealized gains and losses on available-for-sale securities. Realized gains and losses on available-for-sale securities are included in the consolidated statements of operations as “financial income (expenses) net”.
p. Revenue recognition
The Company’s revenue results from sales of its products sold through its two operating segments, Original Equipment Manufacturing (“OEM”) and After Market (“AM”).
The Company recognizes revenue related to sales of its products, net of volume discounts, provided that (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. Delivery is considered to have occurred when the product is shipped to the customer and title and risk of loss have transferred to the customer. The Company evaluates the creditworthiness of its customers to determine that appropriate credit limits are established prior to the acceptance of an order.
Revenue of sales of products to resellers and distributors occurs upon delivery of products to the resellers and distributors. The Company does not give distributors any adjustments to cover price adjustments. The Company does not provide rights of return to its customers.
q. Shipping and handling
Shipping and handling costs on sales are classified as a component of cost of revenues. The Company generally does not charge its customers for such expenses.
r. Share-based compensation
Equity awards granted to employees and directors are accounted for using the grant date fair value. The fair value of share-based payment transactions is determined based on the Black-Scholes option pricing model and recognized as an expense over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.
The Company elected to recognize compensation cost for awards that have a graded vesting schedule using the accelerated multiple-option approach.
Equity awards granted to non-employees are re-measured at each reporting period at fair value until they have vested. The fair value of equity awards is charged to the statement of operations over the service period.
s. Taxes on income
Deferred taxes are determined utilizing the assets and liabilities method, which is based on the estimated future tax effects of the differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when those differences reverse. A valuation allowance in respect of deferred tax assets is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from “Benefitted Enterprise” and “Preferred Company” plans since such earnings are intended to be permanently reinvested or can be recovered in a tax-free manner. Management considers such retained earnings to be essentially permanent in duration. The Company may incur additional tax liabilities in the event of intercompany dividend distributions by its subsidiaries. Such additional tax liabilities in respect of foreign subsidiaries has not been provided for in the Financial Statements, as it is the

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company’s intention to permanently reinvest the foreign subsidiaries’ earnings. With respect to domestic susidiaries, the Company records a deferred tax liability unless the reported amount of the investment can be recovered tax-free without significant cost, and the Company expects to ultimately use that means of recovery.
Results for tax purposes for the Israeli subsidiary are measured and reflected in NIS (see also Note 9). The Company has not provided deferred income taxes on the differences resulting from changes in exchange rate and indexation.
The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within income tax expense. Such liabilities are classified as long-term, unless the liability is expected to be settled in cash within twelve months from the balance sheet date.
t. Provision for warranty
The Company provides warranties for its products, which vary with respect to each contract and in accordance with the nature of each specific product, for terms of one to three years.
The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time the product is shipped. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.
Provision for warranty as of December 31, 2014 and 2013, was $470 thousand and $307 thousand, respectively.
u. Contingencies
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Company’s management assesses such contingent liabilities, which inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company that may result in such proceedings, Company’s management evaluates the perceived merits of any legal proceedings as well as the perceived merits of the amount of relief sought or expected to be sought.
Management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is recorded in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed. Legal fees are expensed as incurred.
v. Basic and diluted net profit (loss) per share
Basic earnings (losses) per share are presented in conformity with the two-class method required for participating securities for the periods prior to their conversion upon the Company’s IPO in August 2014, when all classes of shares were converted to Ordinary shares.
Under the two-class method, the earnings per share for each class of shares are calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. In addition, since all classes other than Class A Ordinary shares, did not participate in losses, for the years ended December 31, 2014 and 2012 these shares are not included in the computation of basic loss per share.

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basic earnings (losses) per share are computed by dividing net income or loss applicable to ordinary shareholders by the weighted average number of Class A ordinary shares outstanding for each period prior to the Company’s IPO and by the weighted-average number of ordinary shares for the periods commencing the Company’s IPO.
Diluted earnings (losses) per share are calculated by dividing net income or loss applicable to ordinary shareholders by the fully-diluted weighted-average number of Class A ordinary shares outstanding during each period prior to the Company’s IPO and by the weighted-average number of ordinary shares for the periods commencing the Company’s IPO.
For the years ended December 31, 2014 and 2013, all outstanding options and all Ordinary shares (with liquidation preference) and Class B, C, D, E, F1 and F2 shares were excluded from the calculation of the diluted earnings per share, since their effect was anti-dilutive. For the year ended December 31, 2012, all outstanding options and all Ordinary shares (with liquidation preference) and Class B, C, D and E shares were excluded from the calculation of the diluted earnings per share, since their effect was anti-dilutive.
During the year ended December 31, 2013, as a result of the investment transaction described in note 8g, the Company redeemed 43,456,175 aggregate shares of classes B, C, D, E and Ordinary shares (with liquidation preference), which were subsequently converted to Class F1 and Class F2 shares and sold to new investors. In connection with this redemption, the Company transferred value to the preferred shareholders, which was calculated as the difference between (1) the fair value of consideration transferred and (2) the carrying value of the 43,456,175 shares of classes B, C, D, E and Ordinary shares (with liquidation preferences) surrendered. The difference, in the amount of  $230 million, was recorded as a reduction to net income applicable to Class A Ordinary shares used to calculate basic and diluted loss per share.
Pro forma basic net loss per share for the year ended December 31, 2014, as presented on the face of the statement of operations, was computed to give effect to the conversion of all convertible preferred shares using the as-if converted method into ordinary shares as if the conversion had occurred as of the beginning of the period presented.
w. Impact of recently issued accounting pronouncements
On May 28, 2014, the FASB and IASB issued their converged standard on revenue recognition. The objective of the revenue standard (ASC 606) is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 (as of January 1, 2017 for the Company) and early adoption is not permitted. The Company is currently evaluating the impact the standard will have on its financial statements.
In August 2014, the Financial Accounting Standards Board (“FASB”) issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. The Company believes that the adoption of this new standard will not have a material impact on its consolidated financial statements.
x. Adoption of new Accounting Standard
In July 2013, the FASB issued ASU No. 2013-11 Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU No.

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

2013-11). ASU No. 2013-11 amends the guidance within Accounting Standards Codification (ASC) Topic 740, “Income Taxes”, to require entities to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The Company adopted ASU No. 2013-11 on January 1, 2014. There were no material presentation changes resulting from the adoption of ASU No. 2013-11.
NOTE 3   SUPPLEMENTARY CONSOLIDATED BALANCE SHEETS INFORMATION
	December 31,
	2014	2013
	U.S. dollars in thousands
a. Other current assets
Government institutions	1,026	856
Prepaid expenses	1,948	1,260
Deferred taxes	605	3,025
Other account receivables	5,277	1,263
Other	964	621
	9,820	7,025
b. Property and equipment, net
Computers and electronic equipment	13,848	9,323
Vehicles	617	656
Office furniture and equipment	665	541
Leasehold improvements	3,839	2,928
Equipment	476	356
	19,445	13,804
Less – accumulated depreciation and amortization	10,658	8,107
	8,787	5,697

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3   SUPPLEMENTARY CONSOLIDATED BALANCE SHEETS INFORMATION (Continued)

Depreciation expense totaled $2,551 thousand, $1,694 thousand and $1,245 thousand in the years ended December 31, 2014, 2013, and 2012, respectively.
	December 31,
	2014	2013
	U.S. dollars in thousands
c. Account payable and accrued expenses
Account payable	12,016	7,550
Accrued expenses	5,854	3,546
	17,870	11,096
d. Other current Liabilities
Institutions	2,215	90
Deferred income	1,303	1,052
Advances from customers	1,180	299
Other	1,041	—
	5,739	1,441

NOTE 4   FAIR VALUE MEASUREMENT
The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The fair value of marketable securities is based on quoted market prices in active markets (level 1). Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
As of December 31, 2014, the Company held government and corporate debt securities with an aggregated cost of  $33,228 thousand and an aggregated fair value of  $32,895 thousand. The gross unrealized gains and losses as of December 31, 2014 were $68 thousand and $249 thousand, respectively. The aggregate fair value of investments with unrealized losses as of December 31, 2014 was $19,529 thousand.
During the year ended December 31, 2014, the Company recognized other-than-temporary impairment of  $152 thousand related to debt securities.
As of December 31, 2013, the Company held debt securities and equity securities. The cost, aggregate fair value and unrealized holding gains and losses by major security types were as follows:
	As of December 31, 2013
	Cost	Aggregate fair value	Unrealized gains, net
	U.S. dollars in thousands
Government and corporate debentures	45,518	46,114	596
Other (equity securities)	588	604	16
	46,106	46,718	612

During the years ended December 31, 2013 and 2012 no other-than-temporary impairments were recognized by the Company.

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4   FAIR VALUE MEASUREMENT (Continued)

Contractual maturities of investments in available-for-sale debt securities were as follows:
Fair Value as of December 31, 2014
Due in 1 year	7,732
Due in 2 years	8,011
Due in 3 years	5,726
Due in 4 years	6,112
Due in 5 years	3,773
Due after 5 years	1,541
32,895

Short-term deposits included in cash and cash equivalents were $192,456 thousand and $31,935 thousand, as of December 31, 2014 and 2013, respectively.
The carrying amount of financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable, approximate fair value because of their generally short maturities.
NOTE 5   INVENTORIES
Inventories are composed of the following:
	December 31,
	2014	2013
	U.S. dollars in thousands
Raw materials	2,070	2,387
Work in process	9	282
Finished goods and spare parts	15,547	8,685
Total	17,626	11,354

Inventory of  $156 thousand, $23 thousand and $231 thousand was written down, as a component of cost of revenues, in the years ended December 31, 2014, 2013 and 2012, respectively.
NOTE 6   EMPLOYEE BENEFITS
Israeli labor laws and agreements require severance payments upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s liability in respect of employee rights upon retirement required by Israeli law is covered by deposits with financial institutions and by accrual.
The Israeli subsidiary’s liability in respect of Israeli employees’ rights upon retirement is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is presented on the undiscounted basis as a long-term liability. The Israeli subsidiary records an expense for the net increase in its severance liability. The Israeli subsidiary’s liability for all of its Israeli employees is covered for by monthly deposits with severance pay funds.
The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or loss) accumulated through the balance sheet date. The amounts funded are presented separately as funds in respect of employee rights upon retirement.

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6   EMPLOYEE BENEFITS (Continued)

Severance pay expenses for the Israeli subsidiary were $1,990 thousand, $1,433 thousand and $1,321 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.
The US subsidiary has a defined contribution retirement plan (the “Contribution Plan”) under the provisions of Section 401(k) of the Internal Revenue Code (“Code”) that covers eligible U.S. employees as defined in the Contribution Plan. Participants may elect to contribute up to a maximum amount prescribed by the Code. The US subsidiary, at its discretion, makes matching contributions equal to the mandatory minimum 3% non elective (employer level) safe harbor contribution of the participant’s annual compensation. For the years ended December 31, 2014, 2013 and 2012 the US subsidiary made 401(k) Plan contributions of approximately $56 thousand, $87 thousand, and $57 thousand, respectively.
NOTE 7   COMMITMENTS AND CONTINGENT LIABILITIES
Commitments
a. Lease agreements
In September 2013, the Israeli subsidiary exercised its option to extend the existing operating lease agreement for a period of additional 5 years until the end of February 2019. In July 2014, the Israeli subsidiary came to an agreement with the lessor with regards to the lease terms, which included an amendment to the lease payments rate, as well as the lease of additional space. The Israeli subsidiary was also granted an option to extend the lease term for an additional five year period, at then-current market rates.
As part of this agreement the Israeli subsidiary had secured a bank guarantee in the amount of approximately $1,283 thousand (denominated in NIS).
Rent expenses for the Company for the years ended December 31, 2014, 2013 and 2012 were $2,211 thousand, $1,447 thousand and $1,060 thousand, respectively.
The Israeli subsidiary subleases to a related party, which is an entity co-founded by the Chairman of the Board and CTO and the President and CEO of the Company (“the Company’s founders”) 850 square meters (approximately 9,000 square feet) from the Israeli subsidiary for monthly rent of  $29 per square meter. The lease expires on August 1, 2015 with automatic one year renewals. The Company believes the sublease terms are comparable to those that would have been reached in an arm’s-length negotiation.
Future minimum annual lease commitments under all of the Company’s operating lease agreements are as follows:
U.S. dollars in thousands
Years ending December 31:
2015	2,141
2016	2,097
2017	2,082
2018	2,082
2019	347
8,749

Other lease agreements
The Israeli subsidiary leases vehicles under vehicle operating lease agreements. Vehicles lease expenses for the Company for the years ended December 31, 2014, 2013 and 2012 were $661 thousand, $600 thousand, and $554 thousand, respectively.

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7   COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Future minimum annual lease commitments under operating lease agreements are as follows:
U.S. dollars in thousands
Years ending December 31:
2015	425
2016	317
2017	171
913

b. Royalty and commissions bearing agreements
The Company signed a number of license agreements and technology transfer agreements with third parties. The agreements allow the Company to utilize and leverage the third parties’ technology in order to integrate it into the Company’s products (“Integrated Product”). In consideration thereof, the Company is obligated to pay royalties to each of the third parties, for each unit of the applicable Integrated Product sold to other parties. As a result, the Company recorded during the years ended December 31, 2014, 2013 and 2012, expenses of approximately $1,768 thousand, $920 thousand and $554 thousand in the financial statements, respectively. These expenses are classified as a component of cost of revenues.
In connection with multiple contractor and agent agreements, the Company is committed to pay commissions ranging between 1% and 3% of the direct sales earned directly as a result of these agreements. These expenses are classified as a component of sales and marketing.
c. Bank guarantees
As of December 31, 2014, the Israeli subsidiary had secured several bank guarantees in a total amount of approximately $1,599 thousand (denominated in NIS) mainly in connection with a lease agreement and the employment encouragement plan of the Israeli Ministry of Industry, Trade and Labor plan it had undertaken.
d. Contingent liabilities:
In October 2012, the Cypriot and Israeli subsidiaries received a lawsuit filed by a former consultant of the Cypriot subsidiary, claiming Euro 260 thousand (approximately $340 thousand) for early termination of the consultancy agreement, reputational damages and interest. On January 22, 2014, the Court rejected the former consultant’s claim and the case was dismissed.
NOTE 8   EQUITY
Share capital
a.
As of December 31, 2014, the issued share capital of the Company is composed of Ordinary shares at EUR 0.01 par value. As of December 31, 2013, the issued share capital of the Company was composed of Class A Ordinary shares (with no liquidation preference), Ordinary shares (with liquidation preference), Class B, C, D, E, F1 and F2 shares, all at EUR 0.01 par value.

b.
On August 6, 2014, the Company completed its IPO. For additional information see note 1.

c.
In July 2014, the Company’s shareholders approved a five-for-one stock split of all classes of the Company’s shares, which was effective July 10, 2014. The stock split had the following effects: (i) each outstanding share of any class was increased to five shares of the same class; (ii) each outstanding warrant or option to purchase Ordinary shares was proportionately

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8   EQUITY (Continued)

increased on a five-for-one basis; and (iii) the exercise price of each outstanding warrant or option to purchase Ordinary shares was proportionately decreased on a one-for-five basis. All of the share and per share amounts have been adjusted, on a retroactive basis, to reflect this stock split.
As part of the stock split, the shareholders approved an increase to the number of authorized shares of all classes of shares to 500,000,000 shares authorized of which 200,000,000 are authorized ordinary shares, 100,000,000 are authorized class A shares, 25,000,000 are authorized class B shares, 25,000,000 are authorized class C shares, 50,000,000 are authorized class D shares, 20,000,000 are authorized class E shares, 15,000,000 are authorized class F1 shares and 65,000,000 are authorized class F2 shares. The accompanying financial statements and notes to the financial statements give retroactive effect to these increases for all periods presented.
In addition, in July 2014, the Company’s Articles were amended to convert all classes of shares into one class of Ordinary shares on a 1:1 basis and the Company’s shareholders approved the increase to the number of authorized shares into 1,012,565,725 Ordinary shares, each at EUR 0.01 par value.
d.
On August 15, 2013 the Company amended its Articles of Association. Accordingly, the authorized shares were divided differently among the different classes of shares (while the total authorized share capital remained the same). Following this amendment, authorized shares are as follows: 100,000,000 class A shares, 200,000,000 Ordinary shares, 25,000,000 class B shares, 25,000,000 class C shares, 50,000,000 class D shares, 20,000,000 class E shares and 80,000,000 class F shares divided into (i) 15,000,000 F1 shares and (ii) 65,000,000 F2 shares.

e.
Prior to the IPO, in August 2014, the Company had different classes of shares, all of which converted to Ordinary shares on a one-to-one basis in connection with the IPO. Significant terms were as follows:

Voting
The holders of Ordinary Shares (with liquidation preference), and Class A, B, C, D, E, F1 and F2 Ordinary shares had identical voting rights. The holders of class D shares had a veto right with respect to certain related party transactions and the right to designate a director of the Company. The holders of F1 shares had the right effectively to designate a director of the Company. The holders of Class D shares and Class F shares had the right to veto further issuances of Class D shares and Class F shares, respectively. All of the special rights described above were terminated upon the closing of the IPO on August 6, 2014.
Conversion
Each holder of Class B, C, D, E, F1 and F2 shares had the right, at any time and from time to time, to convert each share held by the holder into one fully paid and non-assessable Ordinary share (with liquidation preference). The Class A shareholders had the right to convert to Ordinary shares (with liquidation preference), however, their shares did not have any additional rights nor liquidation preference as a result of such conversion. Immediately prior to the IPO, all shares of the Company were automatically converted into Ordinary shares, with no effective liquidation rights.
Anti-Dilution Rights
Certain Ordinary shares (with liquidation preference), and certain Class B, C, D, E, F1 and F2 shares had certain contractual anti-dilution rights.
At any time prior to an initial public offering of the Company’s securities, in the event the Company issued any shares to a third party in return for an investment (the “Subsequent Investment”) and the Subsequent Investment is made based on a price per share of less than the “Adjusted Price Per Share” (as

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8   EQUITY (Continued)

defined in the relevant Investment Agreement to which a shareholder is a party), then the Investors (as defined in the relevant agreement) shall be issued additional shares of the Company of the relevant class of shares held by such shareholder, for no further consideration, such that the number of shares of the relevant class held by such Investor shall be increased to such number of shares as such Investor would have held had it originally purchased such shares for the lower price at which shares are proposed to be issued.
The Company determined that the anti-dilution feature is a contingent beneficial conversion feature at the date of issuance. Since this was contingent upon a future event that never occurred, it has not been recorded in the consolidated financial statements as of December 31, 2014.
Liquidation Preference
In the event of any liquidation, dissolution or winding up of the Company, the Company undertook that (i) each holder of Class B and Ordinary shares (with liquidation preference) that is a party to an investment agreement providing for a liquidation preference and (ii) each holder of Class C, D, E, F1 and F2 shares shall be entitled to receive, out of the assets of the Company invested by such holder in the Company (the “Consideration Amount of such holder). Such distribution will be made pro rata to all holders entitled to a liquidation preference, until each holder has received the full Consideration Amount to which it is entitled, after which such holder will not participate in the preferential distribution. After the full preferential amount referred to above has been distributed to all shareholders entitled thereto, the Company’s remaining assets and funds available for distribution will be distributed pro rata to all shareholders. There was no deemed liquidation that requires redemption of the shares.
Following is a summary of the equity activity for the years ended December 31, 2014, 2013 and 2012:
	Ordinary shares	Class A Ordinary shares	Class B Ordinary shares	Class C Ordinary shares	Class D Ordinary shares	Class E Ordinary shares	Class F1 Ordinary shares	Class F2 Ordinary shares	Ordinary shares (with liquidation preference)
	Number of shares – issued and outstanding
Balance, as of December 1, 2012		40,190,595	11,913,135	4,818,795	43,469,535	14,047,435	—	—	77,434,845
Exercise of options		—	—	—	—	—	—	—	111,540
Balance, as of December 31, 2012		40,190,595	11,913,135	4,818,795	43,469,535	14,047,435	—	—	77,546,385
Exercise of options		—	—	—	—	—	—	—	6,229,270
Issuance of F1 shares		—	—	—	—	—	4,297,995	—	—
Investment transaction (see note 8(g))		(8,119,760)	(5,209,615)	(1,428,305)	(11,304,580)	(2,297,735)	10,028,655	41,547,280	(23,215,940)
Balance, as of December 31, 2013		32,070,835	6,703,520	3,390,490	32,164,955	11,749,700	14,326,650	41,547,280	60,559,715
Exercise of options – prior to IPO	—	—	—	—	—	—	—	—	1,463,051
Conversion upon IPO closing	203,976,196	(32,070,835)	(6,703,520)	(3,390,490)	(32,164,955)	(11,749,700)	(14,326,650	(41,547,280	(62,022,766)
IPO	8,325,000	—	—	—	—	—	—	—	—
Exercise of options – commencing IPO	2,252,865	—	—	—	—	—	—	—	—
Balance, as of December 31, 2014	214,554,061	—	—	—	—	—	—	—	—

g. Investment transactions
On June 28, 2013, the Company entered into a share purchase agreement with an investor pursuant to which the Company agreed to sell and issue to the investor 4,297,995 Class F1 Shares par value EUR 0.01 each, at a purchase price of  $6.98 per share and total consideration of  $30,000,000. On the same day, investors, including the investor in the preceding sentence, entered into an agreement with the Company and a newly formed Dutch private company, Driving Momentum BV (“Newco”), which owned 500 Ordinary shares (with liquidation preference) of the Company pursuant to which Newco agreed to sell to

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8   EQUITY (Continued)

the investors an aggregate of 10,028,655 Class F1 and 41,547,280 Class F2 shares. NewCo then purchased 51,575,935 issued and outstanding Class A, Ordinary Shares (with liquidation preference), Class B, Class C, Class D and Class E shares of the Company from existing shareholders, at a purchase price of US $6.61 (net of expenses) per share. Newco converted the 51,575,935 shares it had acquired from the existing shareholders into 10,028,655 Class F1 and 41,547,280 Class F2 shares. The closing of the purchase of the 4,297,995 F1 shares from the Company and the 10,028,655 Class F1 and 41,547,280 Class F2 shares from Newco occurred on August 22, 2013. The repurchase conversion and sale of the shares took place simultaneously. Subsequent to the completion of these transactions, Newco, which did not have any substantive net assets, was merged with the Company. This transaction was accounted for as benefit to participating shareholders of the Class A, B, C, D, E and Ordinary shares (with liquidation preference).
h. Employee and Non-employee stock options
Options to employees and service providers
The Company has adopted a stock option plan (the “2003 Plan”), whereby up to 11% (out of the Company’s issued and outstanding aggregate number of shares of all classes) options may be granted to employees and service providers for purchase of the Company’s Ordinary shares. In May 2014, the Company increased the pool of options to be available under the 2003 Plan to up to 18% of the issued and outstanding shares of the Company.
Under the terms of the 2003 Plan, the board of directors or the designated committee will grant options and will determine the period over which options become exercisable and the exercise terms. The Company usually grants options that vests over a period of 4.5 years and expires 7 years after grant. Each option can be exercised into one Ordinary share EUR 0.01 par value of the Company.
In December 2014, the board of directors approved and the Company adopted its 2014 Equity Incentive Plan (the “2014 Plan”). Under the 2014 Plan, the board of directors or the designated committee will grant stock options, restricted shares and restricted share units (“RSUs”). The total number of shares available under both the 2003 Plan and the 2014 Plan shall not exceed 38,619,123. Generally, the 2014 Plan provides for options that vests over a period of 4.5 years and expires 7 years after grant and for RSUs that vests over a period of 3 years. Each option can be exercised into one Ordinary share EUR 0.01 par value of the Company.
No additional awards will be granted under the 2003 Plan.
Both of the Plans with respect to Israeli employees are intended to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. In accordance with the capital gain track chosen by the Company and pursuant to the terms thereof, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the Plans — with the exception of the work-income benefit component, if any, determined on the grant date. Options granted to employees from other countries are subject to similar terms with certain changes required for local regulations.

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8   EQUITY (Continued)

The following table summarizes information regarding outstanding and exercisable options under the Company’s plans as of December 31, 2014:
Exercise price	Outstanding		Exercisable
(US $)	Number	Weighted average remaining contractual life (in years)	Number	Weighted average remaining contractual life (in years)
0.096 – 0.376	2,064,619	2.20	1,959,619	2.05
0.554 – 0.776	558,620	2.00	558,620	2.00
1.13 – 2.991	2,270,460	1.96	2,270,460	1.96
3.7	7,480,320	4.60	6,305,750	4.68
6.98 – 7.1	13,783,600	6.07	4,087,525	6.03
25 – 36.83	625,100	6.58	—	—
	26,782,719	4.94	15,181,974	4.20

The following table summarizes the option activity for the year ended December 31, 2014 for options granted to employees, directors and service providers:
	Number	Weighted average exercise price	Aggregated intrinsic value(1)
		$	U.S. dollars in thousands
Options outstanding at beginning of year	17,494,470	2.97
Changes during the year:
Granted(2)	13,455,700	7.82
Exercised	(3,715,916)	2.73
Forfeited	(451,535)	3.43
Options outstanding at end of year	26,782,719	5.44	940,693
Options exercisable at year-end	15,181,974	3.79	558,181

(1)
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the closing stock price of  $40.56 of the Company’s ordinary share on December 31, 2014. This represents the potential pre-tax amount receivable by the option holders had all option holders exercised their options as of such date.

(2)
On January 13, 2014 the Company granted the Company’s founders, who are also shareholders, 11,500,000 options, exercisable into the same amount of the Company’s Ordinary shares, at an exercise price of  $6.98 per share; 3,850,000 options were vested immediately and the remainder vest over two years.

On September 7, 2014 the Company granted four of its directors 200,000 options, exercisable into the same amount of the Company’s ordinary shares, at an exercise price of  $25.0 per share, which are subject to graded vesting. Those options were granted in the money.
Subsequent to December 31, 2014, the Company granted to its employee additional 75,650 options exercisable into the same amount of the Company’s Ordinary shares, at an average exercise price of $36.49 per share, and 233,505 RSUs.

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8   EQUITY (Continued)

At December 31, 2014, there were 190,000 options outstanding with a weighted average exercise price of  $4.17 and weighted average remaining contractual life of 2.95 years, which were granted to service providers. At December 31, 2014, 100,000 of these options were exercisable.
The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:
	Year ended December 31,
	2014	2013	2012
Risk-free interest rate	0.7% – 2.17%	0.19% – 2.74%	0.88% – 1.33%
Expected option term	3.82 – 7.27 years	1 – 12.35 years	6.26 – 7.06 years
Expected price volatility	36% – 55%	42% – 53%	52% – 53%
Dividend yield	0%	0%	0%
Weighted average fair value at the date of grant	$7.28	$2.22	$2.05
The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.
The Company’s computation of expected volatility was based on comparable companies.
The expected option term for options awards that were at the money when granted (plain vanilla options) was calculated in accordance with the simplified method in accordance with ASC 718, as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. The expected term of options granted to non-employee service providers is based on the contractual life.
The Company has historically not paid dividends and has no foreseeable plans to pay dividends.
As of December 31, 2014, approximately $36.9 million of total unrecognized compensation expense related to unvested share-based compensation grants under the Plan. That cost is expected to be recognized over a weighted-average period of 2.02 years.
Share-based compensation expenses included in the Company’s Statements of Operations were:
	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands
Cost of revenues	27	16	32
Research and development, net	6,130	2,320	1,124
Sales and marketing	5,201	5,861	565
General and administrative	65,495	4,934	134
Total stock-based compensation	76,853	13,131	1,855

During December 2013, the Company’s Board of Directors approved the modification of certain outstanding stock options previously granted to employees and service providers. The modification was for the extension of all outstanding options with a termination date earlier than December 31, 2014. The options will now expire on December 31, 2016. The modification resulted in compensation expense of  $823 thousand that was recorded during the year ended December 31, 2013 and included in the above table.

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8   EQUITY (Continued)

In connection with the closing of the IPO and in accordance with their original terms, the vesting period for certain options was accelerated such that options to purchase 4,950,000 Ordinary shares vested and became exercisable upon the closing of the IPO. Of the 4,950,000 options, options to purchase 3,375,000 Ordinary shares were granted to the Company’s founders who are also shareholders. The acceleration resulted in compensation expense of  $6.6 million that was recorded during the year ended December 31, 2014 and included in the above table.
NOTE 9   TAXES ON INCOME
a. Tax rates
Each of the Company’s subsidiaries is taxed under the applicable law, in accordance with the country of its residence. The enacted statutory tax rates applicable to the significant subsidiaries of the Company’s subsidiaries are as follows:
Cypriot subsidiary — prior to the Company’s reorganization of its internal corporate structure, which took place in July 2014, income is taxed at the corporate tax rate. The Corporate tax rate in Cyprus was 12.5% in 2014. Interest income is taxed at the Defence tax rate. The Defence tax rate in Cyprus was 30% (effective from May 1, 2013). After the Company’s reorganization, the Cypriot subsidiary is taxed under the Israeli law.
The Israeli subsidiary is taxed under the Israeli law. Income not eligible for benefits under the Investment Law mentioned below is taxed at the corporate tax rate. Corporate tax rates in Israel were as follows: 2012 — 25%, 2013 — 25%, 2014 — 26.5%.
The amount of tax-exempt profits earned by the Company from Benefited Enterprises through December 31, 2014 is approximately $7 million. Deferred taxes have not been provided for such tax-exempt income, as those earnings can be recovered tax-free and the Company expects to ultimately use that means of recovery.
Deferred taxes in respect of foreign subsidiaries have not been provided for as it is the Company’s intention to permanently reinvest the foreign subsidiaries’ earnings. An assessment of the tax that would have been payable had the Company’s foreign subsidiaries distributed their income to the Company is not practicable because of the multiple tax rates and different tax regimes through the years.
Israel Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Law”)
Benefited Enterprise
Commencing 2005, the Israeli subsidiary has been granted with a “Benefited Enterprise” status, which provides certain benefits for a period of ten years, including tax exemptions for undistributed income and reduced tax rates.
The proportion of the Israeli subsidiary’s taxable income entitled to tax exemption is calculated on the basis of the ratio between the turnover attributed to the “Benefited Enterprise” and the whole turnover of the Israeli subsidiary. The turnover attributed to the “Benefited Enterprise” is calculated, by taking the increase resulting from the comparison of the Israeli subsidiary’s turnover with its “base” turnover, which is the average turnover attributed to the last three years before the activation of the “Benefited Enterprise”, or by applying such other basis as is stipulated in the instrument of approval. The Israeli subsidiary elected 2005 as its “Implementation Year” as stipulated in the Law, and notified the Israeli Tax Authorities that it elects 2007, 2009 and 2012 as its “Expansion Years”, as stipulated in the Law. In the event of distribution of a cash dividend from income which was tax exempt as set forth above, the Israeli subsidiary would have to pay the 25% tax in respect of the amount distributed.

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9   TAXES ON INCOME (Continued)

The entitlement to the above benefits is conditional upon the Israeli subsidiary’s fulfilling certain conditions. In the event of failure to comply with these conditions, the entitlement for benefits might be cancelled and the Israeli subsidiary might be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest. As part of the requirements necessary to be granted with this status, the Israeli subsidiary was recognized during 2006, by the Chief Scientist Office as a “Research and Development company”. The Company’s management believes that all conditions are fulfilled and therefore these financial statements were prepared under the assumption that the Israeli subsidiary is entitled to those benefits.
Preferred Company
In May 2014, as part of the Company’s reorganization of its internal corporate structure, the Israeli subsidiary made an election under the Investment Law to change its tax status from a “Benefited Enterprise” to a “Preferred Company” to be effective as of January 1, 2014. This election was not subject to an approval by Israeli Tax Authority. The change in the tax status did not have a material effect on the Company’s deferred taxes.
The Investment Law provides certain benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law). The definition of a Preferred Company includes a company incorporated in Israel that is (i) not wholly owned by a governmental entity; (ii) owns a Preferred Enterprise and (iii) that is controlled and managed from Israel, and subject to certain other conditions set in the law. From 2014 and thereafter a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%. The Company’s Israeli subsidiary location is entitled to the reduced tax rate of 9%.
During July 2014, the Company finalized the reorganization of its internal corporate structure. The Company took the necessary steps, including shareholder approval, so that since July 2014, the Company is a resident of Israel (and not The Netherlands) for tax purposes.
In addition, as part of the reorganization, the Company’s Cypriot subsidiary, which owned all of the Company intellectual property, has transferred all of its intellectual property to the Israeli subsidiary in July 2014.
On July 20, 2014, the Company obtained a tax ruling from the Israel Tax Authorities providing that, among other matters, the reorganization did not trigger any tax in Israel and did not violate any of the Israeli tax covenants to which the Israeli subsidiary and its shareholder are bound pursuant to a 2001 tax ruling.
b. Tax assessments
The Israeli subsidiary has final tax assessments through 2010. Mobileye N.V. has final tax assessments through 2012, and the Cypriot subsidiary has final tax assessments through 2008. All other Company’s subsidiaries have not been assessed since incorporation.
c. Carryforward tax losses
During the year ended December 31, 2013, the Company released its valuation allowance on deferred tax assets of the Cypriot subsidiary, as it was no longer in a three-year cumulative loss position and management believed that it is more likely than not that the deferred tax asset will be realized within the foreseeable future. During the year ended December 31, 2014, the Company fully utilized all of the carryforward tax losses of  $23,779 related to the Cypriot subsidiary.

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9   TAXES ON INCOME (Continued)

d. Profit (loss) before taxes on income included in the statements of operations
Profit (loss) before taxes on income is comprised as follows:
	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands
Domestic* (Netherlands)	(222)	(109)	50
Domestic* (Israel)	(5,492)	—	—
Foreign*	(12,105)	17,755	231
	(17,819)	17,646	281

*
As mentioned above, since July 2014, the Company is a resident of Israel and not The Netherlands for tax purposes. Therefore, prior to July 2014 “domestic” represented taxing under Dutch tax authorities and as of July 2014 “domestic” represents taxing under the Israeli tax authorities. Thus, in the periods prior to July 2014 taxing under the Israeli tax authorities is included in the table above as foreign profit (loss) before taxes on income.

e. Benefit (taxes) on income included in the statement of operations
Benefit (taxes) on income for the years ended December 31, 2014, 2013 and 2012 was composed of the following:
	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands
Current taxes:
Domestic* (Netherlands)	—	—	—
Domestic* (Israel)	(4,452)	—	—
Foreign*	(5,589)	(713)	(327)
	(10,041)	(713)	(327)
Deferred taxes:
Domestic* (Netherlands)	—	—	—
Domestic* (Israel)	611	—	—
Foreign*	(2,835)	2,987	(7)
	(2,224)	2,987	(7)
	(12,265)	2,274	(334)

*
See comment at section 9(d) above.

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9   TAXES ON INCOME (Continued)

f. Taxes on income reconciliation
A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income as reported in the statements of operations:
	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands
Income (loss) before taxes on income as reported in the statements of operations	(17,819)	17,646	281
Statutory tax rate in the Netherlands for years ended December 31, 2013 and 2012 and weighted average income tax rate for the year ended December 31, 2014*	26.4%	25%	20%
Theoretical tax benefit (taxes on income)	4,704	(4,412)	(56)
Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	(3,605)	1,292	(212)
Usage of carry forward tax losses in the Cypriot subsidiary	—	3,276	—
Reversal of valuation allowance in the Cypriot subsidiary	—	2,574	—
Non-deductible expenses and other permanent differences	(7,973)	(34)	(25)
Increase in uncertain tax position, net	(5,151)	(500)	(7)
Other	(240)	78	(34)
Tax benefit (taxes) on income as reported in the statements of operations	(12,265)	2,274	(334)

*
The theoretical tax benefit (taxes on income) for the year ended December 31, 2014 computed on pre-tax income or loss at the weighted average tax rate has been calculated as the sum of the pre-tax income in the Netherlands and Israel multiplied by that jurisdiction’s applicable statutory tax rate. The statutory tax rates by jurisdiction were 26.5% for Israel and 25% for the Netherlands.

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9   TAXES ON INCOME (Continued)

g. Uncertain tax positions
The following is a roll-forward of the Company’s unrecognized tax positions for the years ended December 31, 2014, 2013 and 2012:
U.S. dollars in thousands
Balance at January 1, 2012	895
Increase in unrecognized tax positions as a result of tax positions taken during the current year	186
Decrease in unrecognized tax positions as a result of statute of limitation expirations	(179)
Balance at December 31, 2012	902
Increase in unrecognized tax positions as a result of tax positions taken during the current year	798
Decrease in unrecognized tax positions as a result of statute of limitation expirations	(298)
Balance at December 31, 2013	1,402
Increase in unrecognized tax positions as a result of tax positions taken during the current year	5,355
Decrease in unrecognized tax positions as a result of statute of limitation expirations	(201)
Balance at December 31, 2014	6,556

Uncertain tax positions included accrued potential penalties and interest of  $73 thousand, $19 thousand and $20 thousand at December 31, 2014, 2013 and 2012, respectively.
All of the above unrecognized tax benefits would affect the effective tax rate if recognized. There are no material anticipated changes in the uncertain tax positions in the next twelve months.
h. Deferred income taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:
	December 31,
	2014	2013
	U.S. dollars in thousands
Deferred tax assets
Net operating losses carryforward	100	2,972
Stock-based compensation	390	—
Provisions for employee benefits	115	53
Deferred tax assets – short-term – other current assets	605	3,025
Liability in respect of employee rights upon retirement, net	116	70
Stock-based compensation	136	—
Deferred tax assets, before valuation allowance – Long-term	252	70
Less – valuation allowance	—	—
Deferred tax assets – Long-term	252	70

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9   TAXES ON INCOME (Continued)

Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.
NOTE 10   SUPPLEMENTARY STATEMENTS OF OPERATIONS INFORMATION
	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands
a. Financial income (expenses), net
Foreign currency gains (losses), net	(3,104)	1,972	688
Bank charges	(199)	(117)	(113)
Loss from sales of marketable securities	(1,139)	(466)	(173)
	(4,442)	1,389	402

b.
The Israeli subsidiary receives grants from the Israeli Ministry of Industry, Trade and Labor, as part of an employment encouragement plan it takes part in. The grants are granted in respect of the Israeli subsidiary hiring new employees and subject to the conditions stipulated in the plan above mentioned. The Israeli subsidiary records these grants as a reduction of salary expenses. Total grants recorded during the years ended December 31, 2013 and 2012 were approximately $149 thousand and $94 thousand, respectively. No grants were recorded during the year ended December 31, 2014.

NOTE 11   SEGMENT INFORMATION
The Company operates under two operating segments: (i) Original Equipment Manufacturing (“OEM”) and (ii) After Market (“AM”).
The Company’s chief operating decision-maker (CEO of the Company) evaluates performance, makes operating decisions and allocates resources based on the financial data of these operating segments. Segment performance reported excludes stock-based compensation.
The measure of assets has not been disclosed for each segment as it is not regularly reviewed by the CODM.

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11   SEGMENT INFORMATION (Continued)

The following is segment results for the years ended December 31, 2014, 2013 and 2012:
	Year ended December 31, 2014
	OEM	AM	Amounts not allocated to segments	Consolidated
	U.S. dollars in thousands
Revenues	121,799	21,838		143,637
Cost of revenues	30,293	6,720	27	37,040
Gross profit	91,506	15,118		106,597
Research and development, net	28,995	1,805	6,130	36,930
Sales and Marketing	560	7,151	5,201	12,912
General and administrative	5,038	904	65,495	71,437
Segment performance	56,913	5,258		(14,682)
Interest income				1,305
Financial expenses, net				(4,442)
Loss before taxes on income				(17,819)

	Year ended December 31, 2013
	OEM	AM	Amounts not allocated to segments	Consolidated
	U.S. dollars in thousands
Revenues	63,290	17,955		81,245
Cost of revenues	15,907	5,207	16	21,130
Gross profit	47,383	12,748		60,115
Research and development, net	18,362	1,627	2,320	22,309
Sales and Marketing	337	6,133	5,861	12,331
General and administrative	4,767	576	4,934	10,277
Segment performance	23,917	4,412		15,198
Interest income				1,059
Financial income, net				1,389
Profit before taxes on income				17,646

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11   SEGMENT INFORMATION (Continued)

	Year ended December 31, 2012
	OEM	AM	Amounts not allocated to segments	Consolidated
	U.S. dollars in thousands
Revenues	27,818	12,467		40,285
Cost of revenues	8,135	4,052	32	12,219
Gross profit	19,683	8,415		28,066
Research and development, net	13,100	1,642	1,124	15,866
Sales and marketing	438	5,431	565	6,434
General and administrative	6,750	534	134	7,418
Segment performance	(605)	808		(1,652)
Interest income				1,531
Financial income, net				402
Profit before taxes on income				281

NOTE 12   ENTITY-WIDE DISCLOSURE
a.
Total revenues based on the country that the product is shipped to were as follows:

	As of and for the year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands
USA	77,680	52,679	24,353
Japan	2,476	9,642	4,102
Sweden	16,356	8,743	3,639
United Kingdom	20,404	724	187
EUROPE – other	6,617	3,744	2,892
Israel	12,512	1,995	2,509
APAC – other	5,999	2,105	1,143
South America	1,267	1,496	1,370
Africa	326	117	90
	143,637	81,245	40,285

MOBILEYE N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12   ENTITY-WIDE DISCLOSURE (Continued)

b. Major Customers
Revenues from major customers each of whom amount to 10% or more of total revenues reported in the financial statements (all related to OEM segment):
	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands
Revenues from major customers	103,713	56,941	24,495
Percent of total revenues
Customer A	33%	18%	*
Customer B	23%	34%	29%
Customer C	11%	11%	*
Customer D	*	*	11%

*
Less than 10%.

The balance due from Customer A, the Company’s major customer, accounted for 36% and 40% of the accounts receivables at December 31, 2014 and December 31, 2013, respectively.
c.
Substantially all of the Company’s property and equipment and long lived assets are located in Israel as of December 31, 2014 and Decemer 31, 2013.

NOTE 13   VALUATION AND QUALIFYING ACCOUNTS
	Warranty provision	Allowance for doubtful accounts	Valuation allowance for deferred tax assets
	U.S. dollars in thousands
Balance, as of December 31, 2011	243	25	9,936
Additions	49	—	94
Deductions	(33)	—	(4,180)
Balance, as of December 31, 2012	259	25	5,850
Additions	136	25	—
Deductions	(88)	—	(5,850)
Balance, as of December 31, 2013	307	50	—
Additions	261	—	—
Deductions	(98)	—	—
Balance, as of December 31, 2014	470	50	—

SIGNATURES
The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
MOBILEYE, N.V.
By:	/s/ Ziv Aviram Ziv Aviram Chief Executive Officer
Date: March 4, 2015
[Signature Page to the Annual Report on Form 20-F]