Form 20-F
period 2015-12-31
Mobileye N.V.
filed 2016-04-13
CIK 1607310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

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
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 218,847,430 ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. N/A  Yes ☐ No ☒
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of  “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
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
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. N/A  Yes ☐ No ☐

Part I
i

INTRODUCTION
Glossary
In this Annual Report on Form 20-F, unless the context otherwise requires:
•
References to “Mobileye N.V.,” “Mobileye,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Mobileye N.V. together with its subsidiaries.

•
References to “ordinary shares,” “our shares” and similar expressions refer to the Company’s ordinary shares, nominal value €0.01.

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

•
Roadbook™ refers to the cloud-based data extracted using REM and forming a high definition environmental model and a description of drivable paths that enables autonomous driving.

•
Road Experience Management (REM)™ refers to an algorithmic-based technology that allows the creation of a Roadbook through the use of crowd sourced, real time data, collected from vehicles that already have cameras, and which extracts landmarks and roadway information using low bandwidths in order to form a layer of information supporting fully autonomous driving.

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

•
the expected development timeline of our autonomous driving and ADAS systems, including statements about launch dates and potential size of the market therefor;

•
the expected timeline for development of additional functions and of our EyeQ4®;

•
our ability to retain our largest customers and to implement our technology in their car models;

•
the growing public awareness and acceptance of ADAS;

•
the growth of regulatory requirements applicable to, and safety rating incentives for, OEMs to include ADAS in their vehicle models;

•
the introduction and development with our partners of mapping using our REM technology;

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
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.   KEY INFORMATION
A.   Selected Financial Data
The following table summarizes our financial data. We have derived the summary consolidated statement of operations data for the three years ended December 31, 2015, 2014 and 2013 and the consolidated balance sheet data as of December 31, 2015 and 2014 from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The consolidated statement of operations data for the years ended December 31, 2012 and 2011 and the consolidated balance sheet data as of December 31, 2013, 2012 and 2011 are derived from our audited financial statements not included in this Annual Report on Form 20-F. We prepare our financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our historical results are not necessarily indicative of the results that should be expected in the future. The summary of our consolidated financial data set forth below should be read together with our audited consolidated financial statements and the related notes, as well as “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report on Form 20-F.
	Year ended December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Statement of Operations Data
Revenues	$240,872	$143,637	$81,245	$40,285	$19,168
Cost of Revenues	61,420	37,040	21,130	12,219	6,863
Gross Profit	179,452	106,597	60,115	28,066	12,305
Operating Costs and Expenses
Research and Development, net	43,393	36,930	22,309	15,866	15,377
Sales and Marketing	12,811	12,912	12,331	6,434	6,134
General and Administrative	45,509	71,437	10,277	7,418	2,567
Operating Profit (Loss)	77,739	(14,682)	15,198	(1,652)	(11,773)
Interest Income	2,888	1,305	1,059	1,531	1,543
Financial Income (Expenses), net	(917)	(4,442)	1,389	402	(2,709)
Profit (Loss) Before Taxes on Income	79,710	(17,819)	17,646	281	(12,939)
Benefit (Taxes) on Income	(11,260)	(12,265)	2,274	(334)	(447)
Net Income (Loss)	$68,450	$(30,084)	$19,920	$(53)	$(13,386)
Basic and Diluted Loss per Share(1)
Amount Allocated to Participating Shareholders	$—	$—	$(16,105)	$—	$—
Adjustment as a Result of Benefit to Participating Shareholders	—	—	(229,832)	—	—
Net Income (Loss) Applicable to Ordinary Shares for 2015 and 2014 and Applicable to Class A Ordinary Shares for 2013, 2012 and 2011	$68,450	$(30,084)	$(226,017)	$(53)	$(13,386)
Basic	$0.31	$(0.28)	$(6.03)	$—	$(0.33)
Diluted	$0.29	$(0.28)	$(6.03)	$—	$(0.33)

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Weighted Average Number of Shares Used In Computation of Earnings (Loss) per Ordinary Share for 2015 and 2014 and per Class A Ordinary Share for 2013, 2012 and 2011
Basic	217,362	107,942	37,477	40,191	40,191
Diluted	237,857	107,942	37,477	40,191	40,191

	December 31,
	2015	2014	2013	2012
	(in thousands)
Balance Sheet Data
Cash, Cash Equivalents, Restricted Short-Term Deposits and Marketable Securities	$476,129	$375,091	$124,362	$61,015
Inventories	42,676	17,626	11,354	9,275
Long-Term Assets excluding Marketable securities(2)	23,347	18,063	12,997	9,681
Total Assets	577,614	436,406	168,228	89,994
Long-Term Liabilities	18,884	14,162	9,715	7,118
Accumulated Deficit	(62,521)	(130,971)	(100,887)	(120,807)
Total Shareholders’ Equity	515,474	394,674	142,638	71,568
	December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Other Financial Data
Net Income (Loss) Before Share-Based Compensation(3)	$113,419	$46,769	$33,051	$1,802	$(12,268)

(1)
Until all of our then outstanding shares of any class converted into ordinary shares on July 31, 2014 (the “Share Recapitalization”) shortly prior to our initial public offering (the “IPO”), our issued share capital was composed of Class A ordinary shares (with no liquidation preference), ordinary shares (with liquidation preference), and Class B, C, D, E, F1 and F2 Shares, all at €0.01 par value. Therefore, under U.S. GAAP, earnings per share had to be computed based on the outstanding Class A ordinary shares. For additional information, see Note 2(t) to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F and see “Item 5. Operating and Financial Review and Prospects — Comparison of Results of Operations for 2015, 2014 and 2013 — Earnings Per Share.”

(2)
In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes.” ASU 2015-17 amends existing guidance to require that deferred income tax liabilities and assets be classified as noncurrent in a classified balance sheet, and eliminates the prior guidance, that required an entity to separate deferred tax liabilities and assets into a current amount and a noncurrent amount in a classified balance sheet. As permitted by ASU 2015-17, we early-adopted this standard and applied it prospectively as of December 31, 2015. Adoption of this ASU resulted in a classification of our net current deferred tax asset to the net non-current deferred tax asset in our consolidated balance sheet as of December 31, 2015. No prior periods were retrospectively adjusted.

(3)
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
	Year ended December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Net Income (Loss)	$68,450	$(30,084)	$19,920	$(53)	$(13,386)
Share-Based Compensation	44,969	76,853	13,131	1,855	1,118
Net Income (Loss) Before Share-Based Compensation	$113,419	$46,769	$33,051	$1,802	$(12,268)

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
Our business and future operating results depend on our ability to complete development of existing ADAS programs and to develop and introduce new and enhanced ADAS functions that incorporate the latest technological advancements in outdoor image processing hardware, software and camera technologies and to satisfy evolving customer, regulatory and safety rating requirements. This requires us to invest resources in research and development and also requires that we:
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

If there are delays in or if we fail to complete our existing and new development programs, we may not be able to win additional production models or satisfy our OEM customers’ requirements, and our business, results of operations and financial condition would be adversely affected. In addition, we cannot assure you that our investment in research and development will lead to any corresponding increase in revenue, in which case our business, results of operations and financial condition would also be adversely affected.
We depend on STMicroelectronics N.V. to manufacture our EyeQ® chips.
We purchase all of our EyeQ® chips from STMicroelectronics N.V. All of our EyeQ® chips are produced at a single facility in France. Since our EyeQ® chip is incorporated in all of our products, any problems that occur and persist in connection with the manufacture, delivery, quality or cost of the assembly and testing of our EyeQ® chips could have a material adverse effect on our business, results of operations and financial condition that might not be fully offset by any inventory of EyeQ® chips that we maintain. Because of the complex proprietary nature of our EyeQ® chips, any transition from STMicroelectronics N.V. to a new supplier or, if there were a disaster at the facility, bringing a new facility online, would take a significant period of time to complete and could potentially result in our having insufficient inventory, which could adversely affect our business, results of operations and financial condition. In addition, our contractual relationship with STMicroelectronics N.V. does not lock in long-term rates, and both we and STMicroelectronics N.V. are free to terminate the arrangement at any time. Further, we are vulnerable to the risk that STMicroelectronics N.V. may become bankrupt.
We may incur material costs as a result of actual or alleged product defects, product liability suits, and warranty and recall claims.
Our software and EyeQ® chips are complex and could have, or could be alleged to have, defects in design or manufacturing or other errors or failures. STMicroelectronics N.V. is responsible for quality control and procedures for testing and manufacturing of our EyeQ® chips to our specifications, but we retain liability for production failures caused by defective EyeQ® chip design or error, or if the software design does not function as represented. Material defects in any of our products could thus result in decreasing revenues due to adverse publicity, increased operating costs due to legal expenses and the possibility of consumer products liability. Although we have product liability insurance, which we believe is sufficient, there is no assurance that such insurance will be adequate to cover all of our potential losses. Accordingly, we could experience significant costs, including defense costs, if we were required to recall our products or if we experience material warranty or product liability losses in the future. Product liability claims present the risk of protracted litigation, financial damages, legal fees and diversion of management’s attention from the operation of our business. We use disclaimers, limitations of liability and similar provisions in our agreements, but we have no assurance that any or all of these provisions will prove to be effective barriers to product liability claims.
Furthermore, the automotive industry in general is subject to litigation claims due to the nature of personal injuries that result from traffic accidents. As a provider of products related to, among other things, preventing traffic accidents, we could be subject to litigation for traffic-related accidents, even if our products or services or the failure thereof did not cause any particular accident. Liability claims arising from or in connection with emerging ADAS and autonomous driving technologies have not yet been litigated or legislated to a point whereby their legal implications are well documented. As a provider of such products, we may become liable for losses that exceed the current industry and regulatory norms. If such a punitive liability landscape develops, we may also incur demand-related losses due to a reduction in the number of OEMs offering such technology.
If we are required to pay significant damages as a result of one or more lawsuits that are not covered by insurance or that exceed our coverage limits, it could materially harm our business, results of operations and financial condition. The defense against such claims — even if they are ultimately unsuccessful — could cause us to incur significant expenses and result in a diversion of management’s attention.
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
We depend on our Founders.
We depend on Professor Amnon Shashua, our co-Founder, Chief Technology Officer, Chairman and a director, and Mr. Ziv Aviram, our co-Founder, President, Chief Executive Officer and a director. We refer to them as our “Founders.” Both Founders have substantial equity holdings in us. Mobileye Vision Technologies Ltd., our Israeli subsidiary (“MVT”), has entered into employment agreements with Professor Shashua and Mr. Aviram. Under these agreements, Professor Shashua and Mr. Aviram are not permitted to compete with us or to hire our employees during the term of their employment and for 18 months thereafter if they were to leave our company for any reason. Furthermore, each of Professor Amnon Shashua and Ziv Aviram has agreed not to terminate his employment until the earlier of the third anniversary of the closing of our IPO, or August 6, 2017, or the completion of an acquisition as defined in the agreement, and has agreed not to compete with us or to solicit any of our employees, subject to customary exceptions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Company Founders Agreement.” The enforceability of non-competition covenants in Israel is subject to limitations. In addition, we do not have key-man life insurance for either of our Founders.
Pursuant to his employment agreement, Professor Shashua is permitted to spend up to 50 hours per month on teaching and graduate student supervision at the Hebrew University and on business activities unrelated to us, so long as such activities do not involve companies in businesses substantially similar to our business. Pursuant to his agreement, Mr. Aviram is also permitted to spend up to 20 hours per month on business activities unrelated to us so long as such activities do not involve companies in businesses substantially similar to our business. Professor Shashua is a co-founder and the Chief Technology Officer and Chairman of OrCam Technologies Ltd. (“OrCam”), a privately held company that has launched an assistive product for the visually impaired and develops other products based on advanced computerized visual interpretation capabilities. Mr. Aviram is also a co-founder and is the President and Chief Executive Officer of OrCam. Each is expected to spend a part of his permitted time unrelated to us on OrCam. For additional information about our relationship with OrCam, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with OrCam Technologies Ltd.” The loss of either Professor Shashua or Mr. Aviram or other key members of management, or a significant diminution in their contribution to us, could adversely affect our business, financial condition or results of operations.
We may be unable to attract and retain key personnel, which could seriously harm our business.
We compete in a market that involves rapidly changing technological and other developments, which requires us to employ a workforce with broad expertise and intellectual capital. In order for us to compete and grow successfully, we must attract, recruit, retain and develop the necessary software, engineering, technical and other personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. The market for qualified personnel is competitive and we may not succeed in recruiting additional personnel, retaining current personnel or effectively replacing current personnel who may depart. We cannot assure you that qualified employees will continue to be employed by us or that we will be able to attract and retain additional qualified personnel in the future. Failure to retain or attract key personnel could have an adverse effect on our business, results of operations and financial condition.
We depend on licenses for certain technologies from third parties for which we pay royalties.
We integrate certain technologies developed and owned by third parties into our products, including the central processing unit core of our EyeQ® chips, through license and technology transfer agreements. Under these agreements, we are obligated to pay royalties for each unit of our products that we sell that incorporates such third-party technology. If we are unable to maintain our contractual relationships with the third party licensors on which we depend, we may not be able to find replacement technology to integrate into our products on a timely basis or for a similar royalty fee, in which case our business, results of operations and financial condition would also be adversely affected.

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
ADAS aftermarket products are also relatively new. We seek to sell our aftermarket products in bulk to commercial and governmental fleets, car importers and dealers, insurance companies and other potential bulk purchasers as a way for them to, depending on their particular needs, monitor and analyze driver behavior, set premiums, reduce costs and otherwise prevent accidents. If we are not able to market our aftermarket products effectively, our business, results of operations and financial condition could be adversely affected.
Furthermore, our aftermarket products are manufactured by contract manufacturers in China that provide surface-mount technology services as well as assembly, testing, packaging and logistics services. These Chinese contract manufacturers are subject to laws, regulations, duties and tariffs of the Chinese government. In the future China may eliminate, adjust or impose new quotas, duties, tariffs, safeguard measures, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, product safety regulations or other charges or restrictions, any of which could affect our ability to procure our aftermarket products or sell our aftermarket products at affordable prices, which, in turn, could adversely affect our business, results of operations and financial condition. If we had to replace any of these contract manufacturers for any reason, we believe it could take between four to nine months to have a new manufacturer at full capacity. There is no assurance that the costs of such a new arrangement might not exceed our current costs, and during the transition period, it is possible that we might not have sufficient inventory and our aftermarket sales and results of operations could be adversely affected.
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
In 2015, sales through our Tier 1 suppliers to each of four OEMs accounted for more than 10% of our OEM revenues. We are in production phase with 25 OEMs (including pre-launched design programs) through arrangements with Tier 1 companies. We have separate production programs for each vehicle model included in an RFQ that incorporates our products. However, if any OEM were to determine not to incorporate our technology in their future models generally, or if we fail to win a significant number of additional future models from one or more OEMs, our business, results of operations and financial condition would be adversely affected.
If we do not maintain sufficient inventory, we could lose sales.
Changing consumer demands and uncertainty surrounding new vehicle model launches could expose us to inventory risk. Demand for ADAS technology, particularly vehicle models containing our products, could change unexpectedly, and it is possible that we will not be able to time our inventory purchases to coincide with OEM requirements. We cannot assure you that we can accurately predict OEM demand and avoid under-stocking our EyeQ® chips, which could cause us to lose sales.
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
The industry in which our business operates is characterized by a large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which may appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation globally involving patents and other intellectual property rights. We could become subject to claims and litigation alleging infringement by us of third-party patents and other intellectual property generally, including by academic institutions. Recently, a complaint was filed against us and our U.S. subsidiary in the United States by an individual alleging that certain of our aftermarket products infringe one patent and seeking injunctive relief and unspecified monetary damages. At this stage, we believe that this action will not have a material impact on our financial results or operations.
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
We may be required to pay monetary remuneration to employees for their inventions, even if the rights to such inventions have been assigned to us.
We enter into agreements with our employees pursuant to which such individuals agree that any inventions created in the scope of their employment are assigned to us or owned exclusively by us, depending on the jurisdiction, without the employee retaining any rights. A significant portion of our intellectual property has been developed by our employees during the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company, and as a consequence of such employment, are regarded as “service inventions,” which belong to the employer by default, absent a specific agreement between the employee and employer giving the employee ownership rights. The Patent Law also provides that if there is no agreement between an employer and an employee, regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions. The Committee has not yet determined the method for calculating this Committee-enforced remuneration. While it has been held that an employee may waive his or her rights to remuneration, and that a waiver of such right can be concluded like any other agreement, in writing, orally or by conduct, pending litigation in Israeli labor court is questioning whether such waiver under an employment agreement is enforceable. Although our employees have agreed that any rights related to their inventions are owned exclusively by us, we may face claims demanding remuneration in consideration for employees’ service inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.
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
If we are presented with appropriate opportunities, we may acquire or make investments in complementary companies, products or technologies. We do not have any present commitments to acquire any specific companies, assets, products or technologies, and there can be no assurance that we will be able to do so. Furthermore, any such acquisition may be subject to shareholder approval under the provisions of Dutch law or the requirements of the New York Stock Exchange (“NYSE”), which may not be obtained. If we acquire any such companies, assets, products or technologies, we may face risks, uncertainties and disruptions associated with the integration process, including difficulties in the integration of the operations of an acquired company, integration of acquired technology with our products, diversion of our management’s attention from other business concerns, the potential loss of key employees or customers of the acquired business and impairment charges if future acquisitions are not as successful as we originally anticipate. In addition, our operating results may suffer because of acquisition-related costs or amortization expenses or charges relating to acquired intangible assets. Any failure to successfully integrate other companies, assets, products or technologies that we may acquire may have a material adverse effect on our business and results of operations. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our existing shareholders.
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
A majority of our operating expenses are for research and development activities. Our capital requirements depend on many factors, including, but not limited to:
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
Most of our revenues and most purchases of materials and components are denominated in U.S. dollars. We believe that the currency of the primary economic environment in which our operations and those of our subsidiaries are conducted is the U.S. dollar. However, part of our operating expenses are accrued in New Israeli Shekels (primarily those related to payroll) and, to a much lesser extent, the Euro and other currencies. Although most of our purchases of materials and components are also made in U.S. dollars, foreign currency fluctuations may affect the prices of our products. We also generate revenues in New Israeli Shekels that partially offset this New Israeli Shekel exposure and to a lesser extent in Euro. Therefore, our profitability is affected by movements of the U.S. dollar against the New Israeli Shekel, and, to a much lesser extent, the Euro and other currencies in which we generate revenues, incur expenses and maintain cash balances. If there is a significant devaluation of a particular currency, the prices of our products will increase relative to the local currency and may be less competitive. Despite our efforts to minimize foreign currency risks, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of New Israeli Shekel and, to a much lesser extent, the Euro and other currencies against the U.S. dollar could have an adverse effect on our profitability and financial condition. For example, an increase of 1% in the value of the New Israeli Shekel against the U.S. dollar would have increased our expenses by approximately $0.4 million in the year ended December 31, 2015. Although we seek to limit our exposure to currency exchange rate risk by maintaining similar levels of assets and liabilities in New Israeli Shekels and U.S. dollars, to the extent commercially feasible, we cannot fully eliminate the effects of currency fluctuations.
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
Security breaches and related disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
In connection with our business strategy and our REM mapping technology, which incorporates crowd-sourced, real-time data components, we expect to collect and store data, including intellectual property, certain of our proprietary business information and that of our OEM partners and personal and non-personal information of occupants of self-driving vehicles that are using our technology. The secure processing, maintenance and transmission of this information by us, our service providers and our OEM partners is critical to our operations and business strategy. Despite our security measures and those of our OEM partners, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our technology, including REM, and the information stored could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings and regulatory penalties, disrupt our operations and the services we provide to our OEM partners and damage our reputation and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

Our business is subject to a variety of U.S. and international laws, rules, policies and other obligations regarding data protection.
Concerns have been generally expressed about whether data collection technology, such as REM, compromises the privacy of users and others. As a result, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning collection, use, retention, security and transfer of personal and non-personal information. Several jurisdictions have already passed laws in this area including the United States, Europe and certain countries in Asia and South America. These laws and their interpretation and application continue to develop and may be inconsistent from jurisdiction to jurisdiction. It is possible that these laws may be interpreted and applied in a manner that may be inconsistent with our data practices. If so, in addition to the possibility of significant penalties and exposure to liability under data protection laws, this could result in an order requiring that we, our service providers or our OEM partners change our or their data practices, which could have an adverse effect on our business and results of operations. Furthermore, complying with these various data protection laws could cause us to incur substantial costs or require us, service providers or our OEM partners to change our or their business practices in a manner adverse to our business. Additionally, any failure by us, our OEM partners or other parties with whom we or our OEM partners share personal and non-personal information to comply with existing and future federal, state or international privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others.
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
Our future operating results will depend on the ability of OEMs to maintain and increase consumer acceptance of ADAS generally and of our camera-based and autonomous driving technologies specifically.

There is no assurance that OEMs can achieve these objectives. Market acceptance of ADAS, our camera-based technology and autonomous driving depends upon many factors, including regulatory requirements, evolving safety standards, cost and driver preferences. Market acceptance of our products also depends on the ability of market participants, including Mobileye, to resolve technical challenges for increasingly complex ADAS in a timely and cost-effective manner. Consumers will also need to be made aware of the advantages of our camera-based ADAS compared to competing technologies, specifically those with different sensor modalities, such as radar or lidar. If consumer acceptance of ADAS technology in the OEM market does not increase, sales of our aftermarket products could also be adversely affected.
Autonomous driving is a complex set of technologies and there is no assurance that additional autonomous driving applications will develop in the near future or that a market for fully autonomous driving will develop.
Autonomous driving is a complex set of technologies, which requires the continuing development of both sensing technology and control technology. Functions and capabilities are in different stages of development and their reliability must continue to improve in order to meet the higher standards required for autonomous driving. Sensing technology provides information to the car and includes new sensors, communication and guidance technology, and software. Although we have significant design wins from four OEMs and development programs for hands-free highway driving from nine OEMs, there is no assurance that we can finalize the development and validation of our technology for fully autonomous driving from nine OEMs. Similarly, we are still in early development of our next generation self-driving features (namely, our country road capabilities and city traffic capabilities), which require significant algorithmic innovation by us. There can be no assurance that we can complete such development in a timely manner. If we cannot achieve design wins for these additional capabilities or if, following any such design win, our product is not fully validated and does not go into serial production, our future business prospects and results of operations could be materially adversely affected.
Further, we do not develop control technology for serial production, such as brakes and steering. Although control functions already are in production for such applications as Autonomous Emergency Braking, Lane Keeping and Assist and Adaptive Cruise Control, there can be no assurance that those applications can be developed and validated at the high reliability standard required and that this can be done in a cost-effective and timely manner. If the control technology is not ready to be deployed in vehicle models when our sensing technology is ready, launch of serial production could be delayed, perhaps for a significant time period, which could materially adversely affect our business, results of operations and financial condition.
There are a number of additional challenges to autonomous driving, all of which are not within our control, including market acceptance of autonomous driving, particularly fully autonomous driving, state licensing requirements, concerns regarding electronic security and privacy, actual and threatened litigation (whether or not a judgment is rendered against us) and the general perception that the vehicle is not safe because there is no human driver. There can be no assurance that the market will accept any vehicle model including our technology, in which case our future business, results of operations and financial condition could be adversely affected.
We operate in a highly competitive market.
The ADAS industry is highly competitive. Competition is based primarily on technology, innovation, quality, delivery and price. Our future success will depend on our ability to develop superior advanced technology and to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors. Although we believe that we are the only provider of ADAS with the validation data necessary to compete effectively in the ADAS industry, and that there are significant other barriers to developing a feasible competing sensory modality, we face potential competition from Tier 1 companies and other technology companies, some of which have significantly greater resources than do we. For example, Alphabet Inc.’s autonomous car program has received significant public attention. It is possible that a competitor or potential competitor, including Alphabet Inc., could create a competitive autonomous car that gains significant market share. If we were to lose a significant number of design wins to a new entrant, our future business, results of operations and financial condition would be adversely affected.

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
Our Israeli subsidiary was eligible for certain tax benefits provided to “Benefited Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In May 2014, our Israeli subsidiary made an election, effective as of January 1, 2014, under the Investment Law to change its tax status from a “Benefited Enterprise” to a “Preferred Enterprise” in connection with a July 2014 ruling we received from the Israeli Tax Authority. We believe this ruling will provide us with benefits, subject to the fulfillment of conditions stipulated in the Investment Law and in accordance with the terms and conditions of the law and of the ruling. Specifically, the standard corporate tax rate for

Israeli companies was increased to 25% in 2012 and 2013 and further increased to 26.5% for 2014 and then decreased to 25% for 2016 and thereafter. We expect to benefit from a tax rate of 9% as a “Preferred Company.” If these tax benefits are reduced, cancelled or discontinued, for whatever reason including lack of compliance with the requirements of the law and the ruling, our Israeli taxable income would be subject to standard Israeli corporate tax rates and we may be required to refund any tax benefits that we have already received, plus indexation, interest and penalties thereon. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Material Israeli Tax Considerations and Government Programs — Israeli Taxation and Government Programs — Law for Encouragement of Capital Investments, 1959.” The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investment Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our global tax rate and our results of operations. See Note 9 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F for a discussion of our current tax obligations. See also “Item 5. Operating and Financial Review and Prospects — Corporate Information and Reorganization.”
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
The stock market in general has been, and the market price of our ordinary shares in particular is, subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our ordinary shares on the NYSE may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:
•
announcements by regulators, new car assessment programs and other safety organizations regarding ADAS and related technology;

•
market acceptance of our products;

•
announcements of the results of research and development projects by us or our competitors;

•
announcements by others relating to ADAS technology and its adoption by OEMs;

•
announcements related to autonomous driving technology;

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
Our quarterly revenue and results of operations may vary significantly from quarter to quarter. These fluctuations are due to numerous factors, including:
•
the timing of the introduction of new vehicle models containing our products;

•
fluctuations in demand for our products;

•
the sales mix of our products as between products with more complex features and older, less expensive programs;

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

We typically experience our lowest sales in the first calendar quarter, but this apparent seasonality has been partially masked because of our overall revenue growth in recent years. The foregoing factors are difficult to forecast, and these, as well as other factors, could materially and adversely affect our quarterly and annual results of operations. In addition, a significant amount of our operating expenses are relatively fixed due to our research and development, manufacturing, sales and marketing and general administrative efforts. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations.

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
Our Founders may have a significant level of control over most matters requiring shareholder approval.
Professor Amnon Shashua and Mr. Ziv Aviram control 8.18% and 8.17%, respectively, of our ordinary shares, excluding an aggregate of 4.4 million ordinary shares subject to unvested options, respectively. If they were to act in concert, our Founders may be able to exercise a significant level of control over most matters requiring shareholder approval, including the election of directors, amendment of our articles of association and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and could make the approval of certain transactions difficult without their support, including transactions in which you might otherwise receive a premium for your shares over the then-current market price. Further, our Founders are not prohibited from selling their interests in us to a third party and may do so without shareholder approval and without providing for a purchase of other shareholders’ ordinary shares. For additional information on these shareholdings, see “Item 6. Directors, Senior Management and Employees — Directors and Senior Management” and “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”
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

See “Item 10. Additional Information — Memorandum and Articles of Association — General Meeting of Shareholders” for more detailed information.
Moreover, our general meeting of shareholders has adopted a resolution delegating to our board of directors the power to issue shares and to grant options, warrants or other rights to acquire shares, and to exclude pre-emptive rights with respect to all issuances of shares and grants of the right to acquire shares. This resolution will continue in force until July 10, 2019. We may also propose similar resolutions for approval in future annual shareholders meetings. Based on the delegation of authority that is now in force, our board of directors will have the authority to issue shares at such prices (but generally not less than nominal value), and upon such terms and conditions, as our board of directors deems appropriate, based on its determination of what is in our best interests at the time shares are issued or the right to acquire shares is granted. Our board of directors also currently has the authority to exclude pre-emptive rights with respect to any issuance of shares or grant of the right to acquire shares, if, in its discretion, it believes that any such exclusion is in our best interests. Issuance of shares by our board of directors could, depending on the circumstances, have the effect of making it more difficult for a hostile acquirer to take control of the Company.
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
We do not expect to pay dividends in the near future.
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

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rulesand we are subject to Securities Exchange Act of 1934, as amended (the “Exchange Act”) reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information (although we provide quarterly information on Form 6-K), or current reports on Form 8-K, upon the occurrence of specified significant events. We follow Dutch laws and regulations that are applicable to publicly traded Dutch companies listed outside the European Union (the “EU”). However, Dutch laws and regulations applicable to Dutch companies whose shares are not listed on an EU securities exchange do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or Form 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information, although we are subject to Dutch laws and regulations having substantially the same effect as Regulation FD. As a result of all of the above, you do not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.
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

The requirements of being a public company in the United States may strain our resources and distract our management, which could make it difficult to manage our business.
Since our IPO in August 2014, we have been required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and regulatory requirements is time consuming, results in increased costs to us and could have a negative effect on our business, results of operations and financial condition.
As a public company in the United States, we are subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act of 2002, as amended (“SOX”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. SOX requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we have committed significant resources, hired additional staff and provided additional management oversight. We have also implemented additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies in the United States. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.
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
Prior to our IPO, we identified a material weakness in our internal control over financial reporting as of December 31, 2013. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented, or detected on a timely basis. The material weakness identified related to the calculation of basic and diluted earnings per Class A share for the year ended December 31, 2013. While we believe that there is little to no potential for this particular error to recur because, since our IPO, we no longer have multiple classes of shares, we have taken initiatives to improve our internal control over financial reporting and disclosure and management believes that it has implemented the required controls in order to mitigate the material weakness. We retained a globally recognized business and accounting advisory firm to assist us in improving our internal processes, including enhancement of accounting policies and procedures, reviewing the design and implementation of our internal control over financial reporting, and providing assistance with technical accounting questions and interpretations. We also have an independent audit committee, which oversees the design and implementation of our internal control over financial reporting processes. We also provide enhanced training to existing financial and accounting employees related to U.S. GAAP accounting and reporting issues, and we have hired additional qualified professionals with U.S. GAAP accounting experience. Management believes that it has remediated the material weakness we identified.
If securities or industry analysts publish inaccurate or unfavorable research, or cease to publish research about our business, the price of our ordinary shares and our trading volume could decline.
The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us and our business. Securities or industry analysts commenced coverage of our company following our IPO, and the effects of their research reports could adversely affect the trading price for our ordinary shares. If one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. Further, if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly or too few analysts cover our company, demand for our ordinary shares could decrease, which might cause the price of our ordinary shares and trading volume to decline.
We may be classified as a passive foreign investment company and, as a result, our U.S. shareholders may suffer adverse tax consequences.
Generally, if  (taking into account certain look-through rules with respect to the income and assets of our subsidiaries) for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Such a characterization could result in adverse U.S. federal income tax consequences to our U.S. shareholders, including having gains realized on the sale of our ordinary shares be treated as ordinary income, as opposed to capital gain, and having interest charges apply to such sale proceeds. Because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. Based upon our calculations, we believe that we were not a PFIC in 2015. However, PFIC status is determined as of the end of a taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, we cannot assure you that we will not be a PFIC for 2016 or in any future year.
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
On March, 20, 2015, we closed a secondary public offering of 19,696,050 ordinary shares sold at a price of  $41.75 per share by shareholders who acquired their shares prior to our IPO. We did not receive any proceeds from the offering.
Our capital expenditures for the years ended December 31, 2015, 2014 and 2013 were $5.6 million, $5.6 million and $3.0 million, respectively. Our capital expenditures relate mainly to data storage and computer equipment to support our growth as well as expenditures related to the acquisition of land to serve as the Company’s R&D and innovation center in Jerusalem.
B.    Business Overview
Please see the Introduction to this Annual Report on Form 20-F for a glossary of certain terms and acronyms used herein.
Mobileye is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems (“ADAS”) and autonomous driving technologies. Mobileye’s products are able to detect roadway markings, such as lanes, road boundaries, barriers and similar items, identify and read traffic signs, and directional signs and traffic lights. These capabilities and technologies have enabled Mobileye to create a Roadbook™ of localized drivable paths and visual landmarks using our proprietary REM™ technology through crowd sourcing. As a result, in cooperation with its partners, Mobileye can provide mapping for autonomous driving. Our products are or will be integrated into car models from 25 global automakers and are also available in the aftermarket. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Our products combine high performance, low energy consumption and low cost, with automotive-grade standards and were included in serial production vehicle models since 2007. We estimate that our products were installed in approximately 9.7 million vehicles worldwide through December 31, 2015 and our technology is available in 221 car models from 19 OEMs. Furthermore, our products have been selected for implementation in serial production of 287 car models from 23 OEMs by 2017. We believe Mobileye’s more than 17 years of research and development and data collected from millions of miles of driving experience give us a significant technological lead.
We believe that we are well-positioned to take advantage of two key industry trends:
•
The first trend is the evolution in the demand for ADAS, one of the fastest growing segments within the automotive electronics industry. The rapid increase in the demand for ADAS is driven by growing public acceptance and awareness of driver safety technologies, but mainly due to the rising influence of regulators and national and international safety organizations that issue safety ratings to encourage manufacturers to include safety features in their new or revamped car models. As regulators and safety organizations continue to increase the types and functions of ADAS applications required to maintain high ratings, ADAS will likely become standard on more vehicle models and the market for our products will continue to expand significantly. Our experience to date validates the increase in demand for ADAS technology. It took approximately five years from 2007 to ship the first 1.0 million EyeQ® chips. In the year ended December 31, 2015, we shipped approximately 4.4 million chips. In early 2010 our technology was sourced by seven OEMs for inclusion in 36 car models. As of December 31, 2015, our technology is available in 221 car models from 19 OEMs worldwide.
•
The second trend is the race to develop autonomous driving. Full autonomous driving, where the driver is not actively engaged in driving the vehicle for extended periods of time, cannot be achieved in one step. In our view, there are three pillars to completely autonomous driving. The first pillar is sensing, which will require ADAS technological innovations of increasing complexity. The second pillar is mapping, which will serve as redundancy to sensing. The third pillar is driving policy that will enable autonomous driving of cars among human drivers and other autonomous cars and will add the ‘human behavior’ aspect to autonomous driving in ‘negotiating’ with other cars. In the near future, we believe that there will be at least three technological innovation steps that are likely to revolutionize the driving experience and advance toward full autonomous driving. The first innovation involves hands-free-capable driving at highway speeds and in congested traffic situations. We have design wins from four OEMs to launch these features in the coming years, and are in development programs with nine additional OEMs for potential future launches. The next two innovations are the inclusion of country road and urban scenario capabilities to support autonomous driving. These innovations should require only minor additional sensing hardware, but significant algorithmic advances, which we are currently developing. We believe the cost of our enabling technology, including hardware, software, packaging and related elements, will be well within acceptable automotive industry levels.

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

•
Pedestrian detection functions — Pedestrian Collision Warning (PDW) and Pedestrian Automatic Emergency Braking;

•
Animal detection functions.

•
General objects detection features.

•
Convenience and Driving Enhancement Functions — Adaptive High Beam Control (AHC), Traffic Sign Recognition (TSR); and

•
Autonomous Driving Technologies — The Three Pillars of Autonomous Driving

•
Sensing capabilities that will contain drivable path delimiter capabilities, including detection of curbs, barriers, construction zone obstructions, general obstacles, road bumps, potholes and debris. Additional capabilities include path planning for determining the drivable path in situations where lane marks do not exist or are too weak to rely on, 360-degree awareness and detection, as well as environmental mode which label every pixel within the frame to interpret the driving scene for autonomous driving

•
Mapping to support fully autonomous driving. In January 2016 we announced a new mapping technology development, REM, which is based on software running on Mobileye’s EyeQ® processing platforms that extracts landmarks and roadway information at extremely low bandwidths, approximately 10KB per kilometer of driving. Additionally, backend software running on the cloud integrates the segments of data sent by vehicles with the on-board software into a global database, which we refer to as the Roadbook.

•
Driving policy to enable autonomous cars to drive in a complex environment by taking into consideration the response of other road users to our own actions. This policy enables the navigation in difficult scenarios, such as entering a busy roundabout, merging into traffic in a 4-way junction and taking an exit a few miles ahead.

We have strong direct relationships with OEMs. Mobileye’s products are or will be available in production vehicles from most of the global OEMs, including:
Adam Opel AG Audi AG Bayerische Motoren Werke (BMW) AG — BMW, Mini and Rolls Royce Chrysler Group LLC — Chrysler, Dodge and Jeep FAW Automotive Fiat S.p.A. Ford Motor Company — Ford and Lincoln	General Motors Company — Buick, Cadillac, Chevrolet and GMC
Honda Motor Company, Ltd
HKMC — Hyundai and Kia IVECO
Jaguar Land Rover Automotive
PLC — Jaguar and Land Rover
MAN SE
Mitsubishi Group
Mazda Motor Corporation
Nissan Motor Co., Ltd. — Nissan and Infiniti	PSA Peugeot Citroën — Peugeot and Citroën Renault S.A. Scania Aktiebolag (publ) Ssangyong Motor Company SAIC Motor Tesla Motors, Inc. Volkswagen Volvo Car Corporation Yulon Motor Co., Ltd.
We supply our technology to OEMs through automotive system integrators, known as Tier 1 companies, which are direct suppliers to vehicle manufacturers. Sales to OEMs (the “OEM segment”) represented approximately 84% and 85% of our total revenues in the years ended December 31, 2015 and 2014, respectively. Our Tier 1 customers include Autoliv, Inc., Delphi Automotive Plc, Gentex Corporation, HiRain, Key Safety Systems, Leopold Kostal GmbH, Magna Electronics Inc., Mando Corporation, Nidec Elesys, Sony Corporation, Taiwan Calsonic, ZF-TRW Automotive Holdings Corp. (“TRW”) and Valeo, as well as Bendix Corporation and Mobis Transportation Alternatives, Inc. working jointly with TRW.
We also offer our technology as an aftermarket product in vehicles that do not come pre-equipped with such technology. Our aftermarket customers include commercial and governmental fleets, vehicle importers and dealers, insurance companies and end users. Aftermarket sales represented approximately 16% and 15% of our total revenues in the years ended December 31, 2015 and 2014, respectively.
We have experienced significant revenue growth in the last three years. For the years ended December 31, 2015, 2014 and 2013, our total revenues were $240.9 million, $143.6 million and $81.2 million, respectively, representing year-over-year total revenue growth of 68% and 77% for our two most recent fiscal years. Our net income excluding the effects of share-based compensation, a non-GAAP measure, was $113.4 million, $46.8 million and $33.1 million in 2015, 2014 and 2013, respectively, compared to our net income (loss) in accordance with U.S. GAAP of $68.5 million, $(30.1) million and $19.9 million for 2015, 2014 and 2013, respectively. See “Item 5. Operating and Financial Review and Prospects — Key Performance Indicators — Non-GAAP Financial Measures” for a reconciliation of Net Income (Loss) Before Share-Based Compensation to Net Income (Loss).
Market Opportunity
Road traffic accidents and injuries remain a major unresolved problem worldwide. The World Health Organization (the “WHO”) estimates that there were 1.25 million deaths on the world’s roads in 2015. The WHO also estimates that road traffic accidents cost governments approximately 3% of a country’s gross domestic product. In 2011, AAA estimated that auto accidents cost the United States $300 billion annually. As a result, reducing traffic injuries has been a critical priority for governments, safety organizations and the automotive industry.

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
The ADAS market is a new and growing market. We believe that major regulatory changes, together with increased customer awareness of the benefits of active safety technology, will drive ADAS adoption to the point where the vast majority of new cars produced will be equipped with one or more ADAS capabilities. We estimate that, as the ADAS market continues to grow, our total addressable market will reach $4.5 billion annually in the next several years.
In addition, there are an estimated one billion existing automobiles on the road worldwide that could be retrofitted with certain ADAS capabilities. Although safety legislation and ratings have not focused on retrofitting, other organizations and interest groups, such as insurance companies, fleets and public transportation companies, have shown interest in adapting ADAS to reduce road traffic injuries and damage from collisions. We believe this represents a meaningful growth opportunity in future years. Moreover, our aftermarket Mobileye Shield+ product has the potential to reduce collisions of large trucks and buses with pedestrians and cyclists caused as a result of blind spots. Our aftermarket Mobileye Shield+ is connected to a telematics system that provides information allowing municipalities to anticipate hot-spots and take preventive measure to avoid accidents. The aftermarket Mobileye Shield+ is also a part of the U.S. Department of Transportation (“US DOT”) Smart City initiative.
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
National NCAPs will continue to add specific ADAS applications to their evaluation items over the next several years, led by the European NCAP. We believe that this global rollout will lead to harmonized requirements across key geographic areas. Significant NCAP actions include the following:
•
Europe — In 2014, the European NCAP increased its active safety requirements to achieve four-and-five-star ratings. From 2014, a five-star rating requires one or more active safety systems on each vehicle model. The active safety technologies include speed assistance system, electronic stability control, lane departure warning/lane keeping assist and autonomous emergency braking (AEB). In 2016, the European NCAP also (i) added AEB in front of cyclists; (ii) strengthened the weight of camera related features such as lane support systems (LDW, LKA); (iii) introduced road edge detection (in the absence of lane marks), which requires more advanced monocular processing; (iv) introduced junction assist, which requires more advanced (any viewing angle) vehicles detection, emphasizing traits of angular resolution and accuracy, a camera based strength. Based on current European NCAP available information we believe that the standard fitment of a camera is required in order to achieve base four and five star ratings starting in 2018. Accordingly, it is expected that the ADAS fitment rates in Europe will increase from 50% in 2015 to 100% in 2017 for OEMs that intend on receiving a four-star or five-star base safety rating for new models manufactured during these years.

•
United States — In 2011, the NHTSA, as a part of the Government 5-Star Safety Ratings program, provided consumers with information on effective crash avoidance technologies that can help reduce the risk of vehicle crashes including FCW systems, LDW systems and rearview video systems (RVS). In December 2015, the NHTSA announced that it plans to adopt a new 5-Star Safety Ratings system, which will encompass assessment of crash-avoidance and advanced technologies as well as pedestrian protection into the overall star rating system effective 2019. In March 2016, the NHTSA and the Insurance Institute for Highway Safety (IIHS) announced a commitment by 20 automakers representing more than 99% of the U.S. auto market to make automatic emergency braking a standard feature on virtually all new cars no later than the year which begins September 1, 2022. In addition, the IIHS has added collision avoidance technology such as FCW to its criteria for awarding a “Top Safety Pick+” rating.
•
Japan and Australia — The Japanese Ministry of Land Infrastructure Transport and Tourism (“MLIT”) has announced AEB mandates for 2016. The Australasian ANCAP announced similar measures since 2012.

The impact of these NCAP evaluations has been clear. For example, since the NHTSA began promoting these technologies, OEMs have responded by integrating FCW and LDW into their fleets. According to the NHTSA, LDW systems were available in 124 vehicle models in 2013, 69 vehicle models in 2012 and 51 vehicle models in 2011; and FCW systems were available in 167 vehicle models in 2013, 79 vehicle models in 2012 and 50 vehicle models in 2011.
The Autonomous Driving Revolution
In recent years, there has been increasing emphasis on “autonomous,” “automated” or “self-driving” vehicles. Self-driving vehicles are those in which operation of the vehicle occurs without direct driver input to control the steering, acceleration and braking, and are designed so that the driver is not expected to monitor the roadway constantly while operating in self-driving mode. Self-driving vehicles range from single applications with the driver required to continuously monitor traffic to semi-autonomous or fully autonomous driving where the driver increasingly relinquishes control. Semi-autonomous driving, under certain conditions, such as highway driving, means the driver does not have to monitor traffic continuously but must be ready to control the vehicle. Fully autonomous driving under all situations will not require any driver input. In May 2013, the NHTSA issued its first statement on automated or self-driving vehicles, including its plans for research on related safety issues and recommendations for states related to the testing, licensing and regulation of autonomous or self-driving vehicles. This NHTSA 2013 preliminary policy statement on autonomous vehicles was updated in January 2016 by new guidance that reflects the reality that the widespread deployment of fully autonomous vehicles is now feasible. In January 2016, the US DOT revealed part of a presidential FY2017 budget proposal that would provide a nearly $4 billion investment over ten years to accelerate the development and adoption of safe vehicle automation through real-world pilot projects. In addition, the US DOT also announced that it is removing potential roadblocks to the integration of innovative, transformational automotive technology that can significantly improve safety, mobility and sustainability.
The move to the autonomous vehicle is expected to introduce significant potential economic savings as well as further reduce traffic accidents. In October 2013, the ENO Center for Transportation, a neutral, non-partisan think tank that promotes policy innovation in the transportation industry, identified potential savings from fully autonomous vehicles. Assuming half of U.S. vehicles are autonomous, the ENO Center’s analysis, which is subject to significant assumptions, estimates that the transition from manual driving to autonomous driving would save 9,600 lives per year and reduce car crashes by 1.9 million per year, while generating crash cost savings of $158 billion and $37 billion in fuel cost savings from more efficient route selections.
While fully autonomous driving is not expected in the near future, we believe that there will be ongoing introductions of semi-autonomous driving capabilities. We believe these capabilities which started with hands-free highway driving will gradually extend to other types of roadways, such as country and city driving. ADAS applications that warn, but do not perform a control function, are not, for this purpose, considered automated driving, but they are necessary for effective performance of the control functions. We believe the key factors in the growth of autonomous driving will be increased safety, consumer demand and economic and social benefits, which we expect will subsequently be reflected in automobile regulations and rating systems. Controlling the costs of the systems is also critical as many studies have shown that consumers are interested in safety but also are very sensitive to costs. We believe our total addressable market for camera-based ADAS systems for autonomous driving could reach $15 billion in the next several years, due to, among other things, the use of multiple cameras and sensors required to enable this technology.
Available ADAS Sensors
Developers have largely approached the challenges of ADAS and autonomous driving through the use of multiple sensors and imaging devices, including radar, lidar and cameras.
Radar.   In the early 2000s, ADAS applications were based on radar. Radar-based sensors compare microwaves of emitted and reflected signals and are generally unaffected by weather. However, unlike cameras, radar is not as sensitive to non-metal objects and cannot detect lane markings and traffic signs. Radar has improved in resolution, performance and cost over the years. A short- or medium-range radar system performing adaptive cruise control (“ACC”) is price competitive to a monocular camera. Radar resolution and sensitivity have also improved to the level of possibly detecting pedestrians under certain scenarios. We believe that the biggest challenge for radar processing is the ability to detect stationary objects (where the Doppler Effect cannot be exploited to filter out “clutter”). As a result, all radar-based ACC to date does not respond to stationary targets (including pedestrians, who are essentially stationary relative to the speed of a car). Radar-only automatic emergency braking (“AEB”) systems to date have also resulted in false braking scenarios, which in some cases have led to vehicle recalls. We believe that as safety testing becomes more reflective of real-world conditions, radar’s inherent limitations with respect to stationary targets will limit its ability to achieve the highest safety rating as a standalone AEB sensor.
Lidar.   Lidar is a sensor that measures distance by illuminating a target with laser and analyzing the reflected light. In automotive applications, lidars with a small number of beams (typically three) have been used in low-speed AEB applications. Given the growing role of the monocular camera in AEB applications, we believe that triple-beam lidars are not expected to maintain their dominance in the low-speed AEB category. Future lidar development includes commercialization of scanning-beam lidars, which could cover a dense field of view (like a camera) by scanning a single beam throughout a predefined field of view. We believe the cost for a 360 degree scanning-beam lidar currently is and will remain too expensive for standard production vehicles. However, we believe that a scanning-beam lidar with a more modest field of view, covering 145 degrees horizontal and few degrees vertical, is currently being developed that could be more rationally priced for mass production. We also believe that due to their limited vertical field of view, such new lidars are not likely to replace the camera as the primary sensor, but instead could be used as a third front facing sensor for additional redundancy in autonomous vehicles or as side-facing sensors (instead of external cameras) in addition to side radars. Another possible development is the commercialization for automotive use of flash lidar technology, which consists of an array of fixed laser beams. Commercially available flash lidars are not appropriate for automotive use because of their high cost and unreliability. Further, the lidar beams have relatively low resolution that is approximately three orders of magnitude less than the camera resolutions used in automotive applications. The low resolution of flash lidars for automotive use would make it unlikely that they will serve as the primary sensor in the package of sensors necessary for autonomous driving.
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
Our first multifocal array (called a “trifocal sensor”) is already in series development with three OEMs. One of these also includes the first standard fit production program for 2018 using Mobileye’s fourth generation system-on-chip, EyeQ4® chip with the trifocal sensor configuration. We believe that this design win further validates that our trifocal sensor technology supports all NCAP star-rating functionalities without the need for classical stereo cameras.

Our Solutions
Our sophisticated software algorithms and proprietary EyeQ® system on a chip (“SoC”) combine high performance, low energy consumption and low cost, with automotive-grade standards to provide drivers with interpretations of a scene in real-time and an immediate response based on the analysis. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our products use monocular camera processing that works accurately alone or together with radar for redundancy. We expect to launch products that work with multi-focal cameras for automated driving applications with the same high performance, low energy consumption and low cost.
Led by Professor Amnon Shashua, our co-Founder, Chief Technology Officer, Chairman and a director, our more than 400 engineers and other research and development personnel have a history of innovation. We began developing vehicle detection from a single camera in 2000 and pedestrian detection in 2002.
We believe our position as the camera-based ADAS market leader is based on the following competitive strengths:
•
All applications in one camera, resulting in cost savings and greater convenience — We have always understood that it was essential to develop the entire spectrum of camera functionalities in order to position the camera as the primary sensor due to its cost and packaging convenience. We provide all applications in a single system and camera. We believe this makes our solution compelling to OEMs. An OEM avoids implementing ADAS technologies from more than one supplier because of supplier management concerns, easier integration of a single system and attractive and more compact packaging (one camera instead of a different camera/sensor for each function). Given recent NCAP rules as a result of which OEMs are adding AEB function as standard fitment, having all applications on the same system offers up-sale opportunities to OEMs that work with us and can sell the full suite of applications on the same hardware that is already within the car as standard fitment given AEB fitment. Further, in the long-term, many of our planned additional applications will require a simple update to the software rather than costly and time-consuming changes to the hardware itself. We believe that as internet access becomes more available in cars, software updates may even be made wirelessly.

•
Large validation datasets train and optimize our complex proprietary algorithms — Mobileye’s more than 17 years of ADAS research and development, largest number of programs launched on the roads in the industry and experience with most global OEMs have yielded tens of million of miles of real world user profile data covering more than 60 countries at all times of day and in multiple scenarios — highway, country, city — across hundreds of vehicle models. Our large datasets, unbiased as to any OEM, give us the unequalled ability to train and optimize our proprietary algorithms. We can also fully validate safety functions, which is crucial in order to avoid false-positive actuations, such as an inappropriate AEB actuation. For example, our FCW algorithm has a demonstrated 99.99% accuracy. We believe that no other company in the world has road experience datasets as deep and as broad as ours.

•
We seek to work with all OEMs and Tier 1 companies — We seek to work with all OEMs and with Tier 1 companies. We believe our hybrid approach of working directly with OEMs to customize and validate our products and making our products available to multiple Tier 1 companies that may respond to an RFQ for the same serial production contract offers us the opportunity for the greatest market share. OEMs often source from multiple Tier 1 companies. Because we provide the technology itself, an OEM can choose to work with its preferred Tier 1 company while having our technology powering their ADAS application. We have a very strong track record of winning business with OEMs. For the past eight years, we have won more than 85% of the serial productions for which we have been requested to provide a quotation.

•
Long-standing relationships with OEMs and Tier 1 companies provide for a leading and defensible market position — Our market leadership results from many years of review and validation from 25 of the global OEMs and our relationship with most of the leading Tier 1 companies. We expect that as regulations and ratings require more active safety features, more cars and more car models will have a camera. As the leading provider of camera-based ADAS, we are well-positioned to benefit from this trend. We believe there are significant barriers to entry to the ADAS market, particularly the camera-based market, primarily based on our innovative proven technology and our continued development of more advanced and innovative technology going from ADAS to fully autonomous driving. In addition, our leading market position, combined with the very high investment of time and resources required, makes penetrating this market challenging. We believe that that we are the only technology company with the domain and field expertise in the development of computer vision and machine learning in the automotive world and the capabilities of reaching automotive standards of 99.99% performance that is required to win production programs. As the market shifts toward autonomous driving, we believe reaching this performance level is challenging and requires the domain expertise we have developed over the years. We also believe that autonomous driving requires the mapping redundancy that must be continuously updated by millions of drivers and that can be achieved using our REM technology.
•
Self-designed, cost effective EyeQ® microchip — We have designed our own microprocessor chip that has the computing power to run LDW, FCW, AEB (for vehicles and pedestrians), TSR, AHC, ACC, Free-Space Analysis, debris detection, 360 degree awareness, environmental mode, REM and more — at a frame rate of 36 frames per second for our EyeQ3®. We believe this kind of computational load is unusually high on a portable device. Our EyeQ® SoC is capable of achieving very high throughput at very low power consumption and very low cost. Each new generation of the EyeQ® SoC is many times faster than its predecessor, allowing for more and better image analysis. EyeQ2® was approximately six times faster than the original EyeQ®; EyeQ3®, launched in vehicles in the fourth quarter of 2014, is approximately eight times faster than EyeQ2®. We believe that our next generation chip, the EyeQ4® is the most advanced application-specific vision computing SoC in our market. EyeQ4® has computing power which is eight times more powerful than EyeQ3® and will have the capabilities to process data from up to 10 cameras including radars and lidars. All the while, the EyeQ4® power consumption is below four watts which is important within cars. EyeQ4® engineering samples are available as of the first quarter of 2016. We have five sourced production programs starting 2018 which will be using our EyeQ4®. We are in advanced stages of designing the fifth generation of our EyeQ5® SoC. We believe our system is the only one that offers the full suite of ADAS applications currently available, and many of our additional applications will only require software updates, rather than additional hardware.

•
Highly scalable business model — Our business model results in strong operating margins, and in 2015 we generated operating income and net income. We believe that our business can continue to grow significantly without corresponding increases in fixed and capital expenditures because we have strong existing relationships with the majority of all OEMs and Tier 1 companies, and are not reliant on traditional sales and marketing processes to develop the OEM business. Further, we believe that STMicrolectronics N.V., a leading provider of integrated circuits, is capable to increase production of our EyeQ® chips as sales increase.

Our Growth Strategies
We intend to expand our operations and continue to lead the ADAS and autonomous driving market by:
•
Capitalizing on regulatory and safety rating changes promoting standard feature ADAS — We believe that in order to attain a four-star or five-star safety rating in most countries that issue ratings, a vehicle will need to be equipped with camera-based ADAS. As a result, OEMs have been moving to adopt ADAS technology as standard equipment on the majority of new launches of existing models as well as of most new models. We believe we are strongly positioned to benefit from the increased demand for ADAS and we have already been sourced for standard feature programs by global OEMs. Further, we work with the European NCAP, the NHTSA and other NCAPs to demonstrate the capabilities and reliability of our technology and to help ensure that they develop regulations and ratings that address the full range of benefits that we believe ADAS can offer. Currently NCAP that include AEB exist in Europe, Japan and Australia. Recently, the NHTSA announced that it will adopt a new 5-Star Safety Ratings system, which will encompass assessment AEB into the overall star rating system effective for 2019 car models. In addition, the NHTSA and the IIHS announced a commitment by 20 automakers representing more than 99 percent of the U.S. vehicle sales to make AEB a standard feature on virtually all new cars no later than the year that begins September 1, 2022.
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

•
Leading the development of ADAS and automated driving — We believe that we are the first to supply the underlying technology to launch commercially viable semi-autonomous driving at highway speed launched in 2015. The move towards hands-free driving necessitates additional capabilities, such as traffic-light detection, detection of obstacles outside the driving path and significant growth of scene understanding in order to support automatic lateral control of the vehicle. We believe the camera is the sensor best suited to address the functionalities necessary for automated driving. Effective automated driving requires three pillars: the first is sensing that will take ADAS technology into full sensing capabilities and that requires the coordination of multiple cameras around the vehicle to provide both a wide field of vision and protective redundancy. We have been designing new multiple camera configurations to support the higher safety standards. In addition, we have developed “Deep Layered Learning” algorithms to handle free space estimation capabilities and path detection and planning. We have already won production programs with four OEMs using these technologies for semi-autonomous driving. These algorithms use our EyeQ3® and EyeQ4® architecture to provide real time performance at low power consumption levels. The second pillar is mapping to serve as the required redundancy to sensing. We have developed our REM technology, which uses continuously updated high-definition data for drivable paths with precise-localization using crowd sourcing from vehicles equipped with ADAS camera technology. REM technology is based on software running on our EyeQ® processing platforms. Three of the largest global OEMs, GM, Volkswagon and Nissan are engaged with us in developing a continuously updated global map. The third pillar is driving policy which uses novel technology we developed in order to enable autonomous cars to drive among human drivers and other autonomous cars and take ‘human-like’ decisions, which are needed for autonomous driving. As we continue to gain experience in this area, we expect to be a leader in developing additional ADAS technology and implementing full autonomous driving.

•
Creating additional and enhanced applications — Full-braking, camera-only AEB was launched in 2015 by Audi, and other OEMs will follow. We expect to launch additional and enhanced applications in the coming years, including detection of additional traffic signs, animal detection, general object detection, free space or construction zone assist, traffic light detection, pothole detection, boundary detection, road marking and debris detection. As we continue to expand the suite of ADAS we offer, we believe our technological advantages over our competitors will continue to grow.

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

•
Winning additional serial productions with existing and new OEMs — We intend to leverage our technology leadership and strong relationships with existing OEM customers to win additional serial production contracts in order to make ourselves a fundamental component of our OEMs’ global platforms. We also believe our superior product and demonstrated ability to work with OEMs and Tier 1 companies will enable us to win serial production contracts from additional global and smaller OEMs for automobiles, as well as buses, trucks and other vehicles, which may require specialized customization.
•
Creating partnerships with our customers. We have evolved from ADAS technology supplier into a full autonomous driving technology supplier by proving the three pillars of autonomous driving. This new role opens a door to meaningful strategic partnerships with our customers, partnerships that has the potential to position our EyeQ® as the central processor within the autonomous car. Our EyeQ®, algorithms and software provide powerful and sophisticated infrastructure that we will open to our OEM partners to insert their own specific value into the system, unrelated to ADAS and autonomous driving pillars, and accelerate their plans for fully autonomous driving. We believe that in this way our EyeQ® will be integrating all sensors for the sensing tasks, incorporate REM and driving policy and serve as the infrastructure for OEMs to bring their own value to autonomous driving.

•
Expanding our aftermarket product sales — Our aftermarket products can be fitted for both automotive and truck uses. We believe there is significant opportunity for growth in our sales to commercial and governmental fleets, insurance companies, vehicle importers and dealers, public transportation providers, taxi operators and OEMs that may seek to offer our aftermarket product for vehicles that do not contain ADAS technology as a standard feature. In addition, we have developed a product called Mobileye Shield+ that is designed to assist in blind-spot detection of large trucks and busses and empowers drivers to avoid and mitigate imminent collisions, protecting the most vulnerable and difficult to observe road users: cyclists, pedestrians and motorcyclists. The Mobileye Shield+ is connected to a telematics system and also provides meaningful information based on the Mobileye Shield+ alerts to fleet managers and municipalities who can anticipate hot-spots based on such alerts and effect changes that can meaningfully reduce road accidents. The Mobileye Shield+ is in the pilot stage within approximately 20 municipal bodies around the world. We have accepted the US DOT’s invitation to collaborate with its Smart City Challenge, and, as a result, we will equip several hundred buses in the winning city with our Mobileye Shield+, free of charge. We believe that we can leverage the growing public acceptance and awareness of driver safety technologies and the rising influence of   “five-star” quality ratings in new car models to market our ADAS aftermarket products as well. We also seek to promote regulation that will mandate or encourage aftermarket installation of ADAS technology for certain usages, such as fleets, public transportation or certain drivers, such as young drivers. In addition, we believe that with our Mobileye Shield+ product, we can promote aftermarket sales by aligning the interests of fleets and municipalities in reducing city casualties resulted from large trucks’ and buses’ blind-spots as well as their interest in anticipating road accidents before they occur.

Our Technology
Our technology rests on three layers. The first layer is software, particularly our visual processing algorithms that extract meaningful information from a video camera. In the context of ADAS, meaningful information consists of high-level information that is used by the car control systems to avoid collisions and unintended road departure, to perform longitudinal control (such as ACC) and lateral control (LKA, hands-free driving), to control lighting (such as AHC) and to provide the driver with relevant information about traffic signs and traffic lights. The second layer is our silicon core designs that run on our EyeQ® family of SoCs. We designed vector accelerators (called VMP, PMA and MPC) that per silicon area are an order of magnitude more efficient than off-the-shelf vector accelerators (like DSPs, GPUs, FPGAs) for the purpose of computer vision algorithms. Our EyeQ® family is planned according to safety standards and is ISO26262 compliant with the Safety Element Out of Context. Security defense is built based on integrated hardware security module, and enable system integrators to support over the air software updates, secure-in vehicle communication and more. Over our more than 14 years of silicon design, we have acquired crucial know-how and developed innovations that give our EyeQ® SoC high levels of computing intensity in a low-power and low-cost package. The third layer is our electronic circuitry design, which we use for our aftermarket products and as reference designs for our Tier 1 customers.

Software
Our software activity is divided into algorithms, which are the engines for extracting meaningful information from video; application software, which supports development with tools for data analysis and validation; and embedded software on our EyeQ® SoC.
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

•
Object detection — pattern recognition of vehicles, pedestrians and (large) animals for collision avoidance. Object detection is one of our “signature” strengths, with a development history of 17 years. We were the first (and are still the only company) to launch pedestrian detection from a monocular camera (fused with radar) in 2010 on the Volvo S60. We subsequently launched camera-only pedestrian detection in 2013 on BMW and Nissan models. We were also the first to launch camera-only FCW on vehicles in 2011 and camera-only AEB with partial braking in 2013 and full braking in early 2015. Latest addition to this domain is the ability to detect vehicles at any angle, including the semantic information about the side of the vehicle. This enables the sophisticated functionality of addressing potential collision with crossing and turning vehicles. Furthermore, this can be enabled also from side cameras to enable 360 degree protection that is critical for autonomous driving.

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

•
Pattern Recognition — we have developed state-of-the-art multiclass classifiers to enable speed limit indications (first launched worldwide in 2008 on BMW and later by many other OEMs) and detection of various other traffic signs. Traffic light detection is another important layer in this realm as it necessitates not only the accurate detection of the traffic light existence, and the demonstrated active light, but also the relevancy of the traffic light to the current driving path. Furthermore, in order to complete the information the detection of the stop-line and the matching stop-sign are required. The complete understanding of the scene in this respect is useful for supporting hands-free driving.

•
Lighting functions — our Adaptive High Beam Control (AHC) is enabled by an innovative set of algorithms that read and interpret the spots of light in the night scene to determine when to turn the high beam on or off. We launched this feature in 2008. It was the first worldwide in the sense of implementation on a camera (rather than a specialized sensor) and first worldwide in conjunction with other functions (LDW and TSR).

•
Semantic Free-Space — we have developed “Deep Layered Learning” algorithms that determine a label for every pixel in the image. The purpose of the label is to determine the free-space zone of the drivable path and the types of objects that are at the boundary of the free space. The object categories include vehicles of all types and at all angles, barriers, guard rails and curbs. We launched this feature in 2015.

•
Holistic Path Planning — our “Deep Layered Learning” algorithms determine the path forward in situations where road lane markings are non-existent or too weak to support determining the path. This technology enables active hands-free driving on general roads as well as country and city roads. We launched this feature in 2015.

•
360-degree driving scene interpretation — given that vision is the richest source of information on the driving scene, it is required to have 360 degrees of the field of view covered by visual information. We see eight cameras covering the 360-degree field of view around the vehicle. In order to exploit this source of information efficiently it is required to be able to detect and respond to all objects and scenarios addressed by the front looking cameras. This includes for example, vehicles, pedestrians, hazards, lanes, free-space and much more. The combination of all that information is essential for full autonomous driving.

•
Environmental models — we have developed the notion of an environmental model that is crucial for high level understanding of a scene. It provides a full vocabulary of the road ahead: how many lanes exists, where is the current path among these lanes, what is expected on the road ahead in terms of merges/splitting/highway exits, what are the path delimiters, etc. This information is essential for enabling full autonomous driving.

•
REM technology — we are developing a new mapping technology called REM, which enables crowd sourced real time data for precise localization and high-definition lane data. The localization is based on accurate detection of visual landmarks such as traffic signs, marking on the road, poles, traffic lights and more. The accuracy of REM is such that it forms an important layer of information to support fully autonomous driving and provide a complimentary source for redundancy.

Silicon Core Design — EyeQ® Chips
Our technology addresses an important challenge — to run all the above algorithms, and the functions they support, simultaneously at a frame rate between 10 to 36 frames per second (depending on the EyeQ® generation). Running this kind of computational load on a low-power microprocessor calls upon the second layer of our technological innovation — the EyeQ® family of SoCs.
Each generation of the EyeQ® SoC consists of a combination of central processing unit (CPU) cores (licensed from third parties) and dedicated vector accelerators that we have designed and own. Each generation of the EyeQ® SoC has been six to eight times more powerful (yet maintains approximately the same power profile) than its predecessor and is designed to support the increasing functional demands of our customers, which drive the need to run greater numbers of different algorithms simultaneously. The EyeQ® generations support the following functional bundles:
•
EyeQ1® — launched in 2007, supported two bundle types: (i) LDW, TSR and IHC, and (ii) LDW and Vehicle AEB fusion with radar.

•
EyeQ2® — launched in 2010, supported a variety of functional bundles, including LDW, TSR, IHC, FCW and AEB for vehicles and pedestrians (partial braking).

•
EyeQ3® — launched in the fourth quarter of 2014 with one OEM, with six additional OEMs launched in 2015. We also have design wins with five OEMs for launches expected in 2016. In addition to significant upgrades of all of the above functions, EyeQ3® supports full braking AEB, structure from motion functionalities, road profile reconstruction, debris detection, general object detection, traffic light detection and REM. Multiple EyeQ3s® working with multiple focal cameras will be part of our first launch of autonomous driving.

•
EyeQ4® — engineering samples are available now showing complete functionality with first production and planned for 2018. We have five production nominations running on EyeQ4® for 2018 on BMW, GM, Nissan, VW and another OEM. We anticipate further production wins based on EyeQ4®. EyeQ4® is being designed to support processing from multiple cameras consisting of a multifocal sensor (facing forward) and possibly side- and rear-view cameras, all to support autonomous driving functions including REM. EyeQ4® is also being designed to support the emerging field of automated parking, which requires the simultaneous processing of multiple surround cameras. Some of our first design wins for 2018 include a scalable portfolio of functions from monocular camera supporting AEB and standard fit functions for star-rating compliance up to trifocal camera supporting high-end capabilities including semi-autonomous driving.

We also integrate certain technologies developed and owned by third parties into our products, including the central processing unit core of our EyeQ® chips, through license and technology transfer agreements.
Electronic Circuitry
The third layer of our technology consists of the electronic circuitry design that surrounds our SoCs, which serve both as reference design to guide our Tier 1 customers when responding to RFQs and as the basis of our aftermarket products. This technological layer is key to our position in the OEM market as it gives us the maturity and know-how of a Tier 1 company and thereby allows us to make a significant impact on the entire product chain, rather than being limited to the position of a component provider. A secondary benefit is our ability to work with less experienced Tier 1 companies (in the field of ADAS) and bring them up to the required level of knowledge in a relatively short time.
Our Products
Functions
We offer the only camera-based ADAS technology that covers all of the following applications:
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

•
Pedestrian detection functions — Pedestrian Collision Warning (PDW) and Pedestrian Automatic Emergency Braking;

•
Convenience and Driving Enhancement Functions — Intelligent High Beam Control (IHC), Traffic Sign Recognition (TSR) and Speed Limit Indicator (SLI); and

•
Autonomous Driving Technologies — Drivable path delimiter capabilities, including detection of curbs, barriers, construction zone obstructions, general obstacles, road bumps, potholes and debris. Additional capabilities include path planning for determining the drivable path in situations where the lane marks do not exist or are too weak to rely on. In addition, our REM technology serves as redundancy to such sensing capabilities. Our REM technology uses continuously updated high-definition data using crowd sourcing. Our driving policy technology enables autonomous driving among human drivers and other autonomous cars.

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

The following are illustrations of the capabilities of the functions of our products:
The image above shows some of the detected objects within the 50-degree horizontal field of view of a monocular camera. Integrated with our EyeQ® SoC, a monocular camera can detect pedestrians, vehicles, lanes, traffic signs and more.
To support autonomous driving applications, we use three cameras with different fields of view. While basic ADAS functionality is performed by a 50-degree monocular camera ([2] in the above image), two other cameras extend the system’s ability. The 150-degree field of view ([1] in the above image) enables early detection of close objects such as close cut-in vehicles, crossing pedestrians and cyclists. The 30-degree camera ([3] in the above image) enables an extended detection range for small objects such as traffic lights and obstacles on the road.

Our OEM customers require a configuration of 360 degree full surround vision to interpret the driving scene by an environmental modeling. In addition to the three fields of view looking forward as explained in the above image, two cameras are placed at each side looking to the side and forward and to the side and backwards enabling detection of vehicles, pedestrians, lanes, road markings, free space guardrails, traffic signs and directional signs at every angle and the 8th camera is placed in the back looking backwards enabling detection of vehicles, pedestrians, lanes, road markings, free space guardrails, traffic signs and directional signs.
Our REM technology is based on software running on our EyeQ® processing platforms and it extracts landmarks and roadway information at extremely low bandwidths, approximately 10KB per kilometer of driving. We arrive at such low bandwidth by 3D detection of traffic signs, directional signs, general signs, lampposts and reflectors, that serve as landmarks, while additional families of landmarks will be added if needed (see above image). We use 1D recording of a drivable path by creating a road model using the location of the lanes and ego-motion technology. Such sparse 3D and dense 1D recording that utilizes our monocular vision capabilities reduce the required bandwidths to approximately 10KB per kilometer and enable use of crowd sourcing to obtain continuously updated high-definition data for drivable paths with precise-localization. We achieve high accuracy of localization by using “tail alignment” to get precise fit between recording and sensing. Additionally, backend software running on the cloud integrates the segments of data sent by the vehicles with the on-board software into a global map.

OEM Products
Mobileye provides the software and the EyeQ® SoC to the Tier 1 companies. Typically, after we work with the OEM so that it can validate our product, the OEM issues a RFQ. We create a reference design for the camera sensor and electronics that are built around our SoC to each Tier 1 company that determines to respond to the RFQ. The Tier 1 company, based on our reference design, builds a module for the complete sensor system that includes the windshield-mounted camera, our proprietary EyeQ® SoC and our application software using our software algorithms. This complete sensor system with the required ADAS functionalities is then integrated into new cars by the OEM. We also give the Tier 1 company the pricing of our product per bundle of applications, which is incorporated into its RFQ and is set for the duration of the program. Although our direct customers are the Tier 1 companies, we view the OEM as our ultimate customer and maintain strong direct relationships with the OEMs.
Aftermarket Products
We have sold our products in the aftermarket since 2007. In the aftermarket, we offer the Mobileye 5-Series product, which incorporates the Mobileye EyeQ® SoC and related algorithms and software on a windshield-mounted vision sensor unit with a compact High Dynamic Range CMOS (HDRC) camera and related hardware (together, Mobileye’s SeeQ2® image processing board) as well as a display unit (“EyeWatch”). The Mobileye 5-Series product complies with NHTSA standards for collision avoidance systems and offers the following complete ADAS function set:
•
Lane Departure Warning (LDW)

•
Forward Collision Warning (FCW)

•
Headway Monitoring and Warning (HMW)

•
Pedestrian Collision Warning (PCW)

•
Intelligent High Beam Control (IHC)

•
Traffic Sign Recognition (TSR)

We also offer additional features such as Enhanced Cruise Control, pre-lighting of brake lights and Bluetooth connectivity as well as a related smartphone application.
In January 2015, we launched our Mobileye 6-Series aftermarket product. The Mobileye 6-Series is an enhanced version of the Mobileye 5-Series offering, in addition to the Mobileye 5-Series benefits, visual traffic sign recognition (TSR), enhanced cruise control, pre-lighting of brake light , haptic (vibrating) alerts and compliance with EU regulation for type-approval LDW systems.
In addition, in January 2015 we launched our Mobileye Shield+ product, which is a sophisticated blind spot detection, a “vision zero” solution that includes a main camera that has all Mobileye 5 series alerts and two additional side cameras that recognize pedestrians and cyclists. This solution warns drivers of Large Goods Vehicles (LGVs) and buses by utilizing optical and audio alerts if a collision is about to occur with a pedestrian or cyclist from the side of the long vehicle. By filtering out other objects, the system eliminates unnecessary distractions for the drivers. The Mobileye Shield+ is connected to a telematics system and provides meaningful information based on the Mobileye Shield+ alerts to fleet managers and municipalities who can anticipate hot-spots based on such alerts and effect changes that can meaningfully reduce road accidents.
Our Customers
Mobileye’s customers include OEMs, Tier 1 system integrators, fleets and fleet management systems providers (telematics), insurance companies, leasing companies and others.
OEMs
Mobileye’s products were first included in production vehicles in 2007 with three manufacturers —  BMW, General Motors and Volvo. As of December 31, 2015, our technology is available in 221 car models from 19 OEMs worldwide, either as an option or a standard feature. Further, our products have been selected for implementation in serial production of 287 car models from 23 OEMs by 2017. Not all Mobileye ADAS applications are available in each car model, and typically, the number of applications available in a model increases over time. Mobileye currently has production agreements with respect to the following OEMs:
Automakers
Adam Opel AG Audi AG Bayerische Motoren Werke (BMW) AG — BMW, Mini and Rolls Royce Chrysler Group LLC — Chrysler, Dodge and Jeep FAW Automotive Fiat S.p.A. Ford Motor Company — Ford and Lincoln	General Motors Company — Buick, Cadillac, Chevrolet and GMC
Honda Motor Company, Ltd
HKMC — Hyundai and Kia IVECO
Jaguar Land Rover Automotive
PLC — Jaguar and Land Rover
MAN SE
Mitsubishi Group
Mazda Motor Corporation
Nissan Motor Co., Ltd. — Nissan and Infiniti	PSA Peugeot Citroën — Peugeot and Citroën Renault S.A. Scania Aktiebolag (publ) Ssangyong Motor Company SAIC Motor Tesla Motors, Inc. Volkswagen Volvo Car Corporation Yulon Motor Co., Ltd.
There is usually a several year period from the time at which we are first introduced to an OEM until our product is included in serial production. During the first several years, we educate the OEM about our technology, including our sophisticated algorithms and the EyeQ® SoC platform and its capabilities, and the OEM evaluates and validates our technology in its testing facilities. During this period, we receive revenues from the OEM for selling testing equipment for its evaluation purposes. If the OEM requires specific developments pursuant to its evaluation, we may charge the OEM certain fees, which are best efforts, nonrefundable Non Recurring Engineering arrangements, in which we are reimbursed for a portion of the research and development expenses attributable to specific development program (“NRE”) regardless of whether we achieve a subsequent design win. After the OEM has evaluated our technology, it may issue a request for quotation, or RFQ, to Tier 1 companies of its own choice. The RFQ will identify, among other items, the applicable bundle of applications required and the expected size of the production run for the particular automobile model. The OEM will send the RFQ to Tier 1 companies that are working with us on the basis that these Tier 1 companies will quote Mobileye technology and also to other Tier 1 companies that may have their own technology. If a Tier 1 company includes our technology, we will provide a quotation (we provide a different quotation for each different RFQ) for the NRE fees we will charge the Tier 1 for the work we are doing for the specific program and the EyeQ® price for the duration of the program. The prices are differentiated by the applicable bundle within the program. All intellectual property generated from these NRE arrangements are owned exclusively by us. An OEM may also send an RFQ only to Tier 1 companies that are working with Mobileye, which means that we will be selected as the technology provider irrespective of the winning Tier 1 company. If we, through a Tier 1 company, win the RFQ and a production program is initiated, there is typically approximately two to three years of production development before the product is included in a car model. This long design and validation process results in our having a strong direct relationship with an OEM, which we believe offers us advantages when ADAS are being proposed for additional car models. We generally provide our products to a Tier 1 company for serial production pursuant to the Tier 1 company’s standard purchase order and our customary terms and condition.
All of our working relationships with the OEMs listed above are in the production development or serial production phases. We believe that we win new serial production in respect of the RFQs in which we participate by a ratio exceeding 85% in the past approximately eight years.
Tier 1 Companies
Mobileye supplies OEMs with the EyeQ® platform through our arrangements with automotive system integrators, known as Tier 1 companies, which are direct suppliers to vehicle manufacturers. Our Tier 1 customers include Autoliv, Inc., Delphi Automotive Plc, Gentex Corporation, HiRain, Key Safety Systems, Leopold Kostal GmbH, Magna Electronics Inc., Mando Corporation, Nidec Elesys, Sony Corporation,

Taiwan Calsonic, ZF-TRW, and Valeo as well as Bendix Corporation and Mobis Transportation Alternatives, Inc. working jointly with TRW.
The Tier 1 company, based on our reference design, builds a module for the sensor system that includes the windshield-mounted camera, our proprietary EyeQ® SoC and our application software using our software algorithms. This complete sensor system with the required ADAS functionality is then integrated into new cars by the OEM. In connection with its response to the RFQ, the Tier 1 company receives a quotation from us in which we determine the price of our product for the following years as well as the NRE fees, as discussed above.
If the OEM awards the design to the Tier 1 company that incorporates our product, we will start production development with the Tier 1 company and the Tier 1 company is responsible for paying our invoices for the products we supply to it.
Aftermarket Customers
We currently have over 100 distributors covering over 50 countries. We also have wholly owned subsidiaries in China, Germany and the United States that serve as aftermarket distributors and sales and marketing offices. We offer our ADAS aftermarket product line to the following types of customers:
•
Commercial and fleet customers — We sell our aftermarket products to fleets such as C.R. England, Inc., the largest refrigerated trucking company in the United States, Werner Service and Trucking, Inc., Dart Transit Company, PepsiCo, Inc., Ericsson Inc., Eli Lilly and Company, Florida Power & Light Company, Johnson & Johnson Services, Inc. and others. We also sell through distributors to fleet management systems (FMS) providers. We currently have 45 FMS provider customers in 35 countries, including the United States, the United Kingdom, Israel, Germany, Poland, China and Australia. Our distributors also sell to leasing companies such as Sumitumo Mitsui in Japan and GE Leasing in the United States. The integration of our product with FMS allows fleets to monitor their drivers’ vehicular operations through online alerts and to provide accurate information in the event of an accident, or near miss.

•
OEM customers — We sell our aftermarket products to smaller OEMs, such as Volvo Bus, Renault Trucks and Ford Europe, and to OEMs that want an aftermarket solution for their models that do not have ADAS as a factory option. Our aftermarket products also give OEMs the flexibility to offer these solutions at different levels throughout their logistics network. We also sell to importers or dealers that add our aftermarket product to vehicles that did not come with our product as a factory option.

We also seek to promote regulation that mandates or encourages aftermarket installation of ADAS technology for certain usages, such as fleets, or certain drivers, such as young drivers. A small number of governments and governmental organizations currently offer incentives for installing ADAS products in vehicles, including aftermarket products. Israel offers tax benefits to importers who install ADAS products. The State of Florida allows insurance companies to provide premium discounts to insured customers who install an ADAS product, such as ours. In addition, fleets owned by U.S. governmental organizations, including the U.S federal General Services Administration and the States of Florida and Nevada, have installed Mobileye aftermarket products as part of their research into saving lives and containing operational costs. In Spain, the Ministry of Agriculture with the Office of Climate Change has approved regulatory incentives for fleets using our aftermarket solution, noting how it helps reduce both the fuel costs and CO2 emissions. The Governments of Japan, Singapore and Germany all offer financial incentives for certain target groups, commercial vehicles, to have ADAS products installed. In 2016, the State of Israel approved a regulation, which requires, as a pre-condition to any vehicle license renewal, that all vehicles exceeding 3.5 tons, manufactured since 2012, have installed ADAs with LDW and FCW features by no later than November 2016.
Mobileye’s aftermarket products are also available for consumers; however, we do not target direct to consumer sales because consumer market awareness is not yet widespread and we do not believe that making the significant investment necessary for the retail segment is appropriate for us at this time.

Distribution and Marketing
After 17 years of operation that has resulted in our market-leading position, we believe we are well known to all global OEMs and large Tier 1 companies and that our superior technology, innovation, quality assurance, reputation and personal relationships should help us achieve introductions to additional OEMs and Tier 1 companies as needed. We believe that our marketing efforts are best served by our engineers meeting regularly with OEM engineers at one-on-one meetings, conventions and other venues to showcase our technology. We work closely with our existing OEMs and Tier 1 customers in order to ensure that we are aware of their requirements and plans for future car models and can respond promptly and effectively. We also regularly present our technology to regulators and safety organizations to demonstrate its capabilities and reliability and to help ensure that they develop regulations and ratings that address the full range of benefits that we believe ADAS can offer.
We market our aftermarket products mainly through distributors and resellers under distribution agreements according to which we typically provide the distributor with a non-exclusive license to distribute our products within a specific region. We have over 100 distributors covering over 50 countries. Under our distribution agreements we provide a 14-month limited warranty unless a longer period is mandatory or an industry requirement. The distributor’s responsibilities are generally to (1) install the product and provide training to its customers by professional installers that are certified by us; (2) provide a warranty to its customers; (3) not market competing products during the distribution agreement term and for six months thereafter; (4) maintain proper insurance to cover its liabilities including for installation; and (5) use the Mobileye brand name in accordance with the agreement’s provisions. In addition to local distributors, we also have our own wholly owned distribution companies in China, Germany and the United States that employ sales people who initiate direct sales, identify new distributors and manage current distributors.
Research and Development
We believe our strong research and development is our principal competitive strength and has led to our dominant position in the market. Our research and development activities are conducted at our machine vision center in Jerusalem, Israel. We have more than 400 full time-equivalent employees engaged in research and development, primarily in Israel. We also work with our OEM customers specifications to develop new products and enhancements to existing products responsive to their requirements. Our gross research and development costs and expenses were approximately $56.0 million (23.2% of revenue) and $46.8 million (32.6% of revenue) in 2015 and 2014, respectively. Net research and development costs and expenses were approximately $43.4 million (18.0% of revenues) and $36.9 million (25.7% of revenues) in 2015 and 2014, respectively. Our research and development efforts focus on algorithms, including visual processing, camera control, vehicle control, camera/radar fusion, autonomous driving sensing technologies, REM technology, driving policy and related engineering tasks, as well as application software, silicon design and hardware electronics design.
Our current research and development activities include the following:
•
Extension of Monocular Visual Processing Capabilities — Over the past three years we have been developing extensive new capabilities in our monocular visual processing. In particular, we have developed new “structure from motion” algorithms allowing the system to create a full 3D rendering of the camera field of view that is then used as raw material for 2D and 3D fusion algorithms. In addition, we have developed “semantic free space” capabilities that provide a category label on a pixel-based level. These algorithms extract “driver path delimiter features” that contribute to customer functions like “construction zone assist” and towards hands-free driving in general. We have also been developing Road Profile reconstruction capabilities using innovative algorithms that can detect and measure road bumps, potholes and debris that are at least 10 centimeters in height from a distance of 50 meters. These size and distance parameters should permit the appropriate reaction from the relevant ADAS, whether it is engaging the AEB or ultimately being able to drive around the object. We have also significantly expanded our Traffic Sign Recognition, Traffic Light Detection and Road Analysis capabilities. All of these developments launched already or to be launched in series programs, and we expect them to strengthen our leadership position in our market.

•
Development of Autonomous Driving Functionality — We are conducting multidisciplinary research in multifocal front-sensing design, fusion with surround cameras, significant upgrades in “scene understanding” to allow hands-free driving in complex scenes, lateral control algorithms and the fusion between sensing and control. Many of these capabilities were launched in 2015 based on monocular vision or are expected to launch in future years based on trifocal configurations or full-surround vision. These developments are critical to the development cycle of our EyeQ4®. In addition to this sensing research and development, we are also developing the other pillars of autonomous driving, including our REM technology, which enables continuously updated high-definition data for drivable paths with precise-localization using crowd sourcing, as well as driving policy using reinforcement technology.

•
Development of Automated Parking Support Functions — We are developing visual processing capabilities based on surround views (side- and rear-facing cameras) to support the growing need for automated parking functions. These functions will initially include the detection of pedestrians, children and other obstacles that could stand in the way of automated parking and prevent backover collisions in general.

•
Continuous EyeQ3® Production and EyeQ4® Design and Production — We launched EyeQ3® in the fourth quarter of 2014 and launched several additional programs in 2015. We are continuing our work to launch additional programs based on EyeQ3® in the next few years. We have also advanced with our design of EyeQ4® and currently we have working samples targeting launch in 2018. EyeQ4® was already awarded five production programs to be launched in 2018.

•
Aftermarket Product Migration to EyeQ3® — We plan to continue to move the aftermarket line of products to EyeQ3®. We believe this will further strengthen our lead in this market and keep our customer functions updated to the latest state-of-the-art performance.

As a result of all the above activities, we expect to continue our investment in research and development expenditures in future periods.
Manufacturing
Our products are designed and manufactured specifically for automotive applications and have achieved automotive grade quality after extensive validation tests under stringent automotive environmental conditions.
All of our EyeQ® integrated circuits are manufactured by STMicroelectronics N.V., which is a leading supplier and innovator of semiconductor devices dedicated to automotive applications. Many of our customers are also direct STMicroelectronics N.V.’s customers, which allows us to benefit from their existing relationship with STMicroelectronics N.V. and gives our customers familiarity with STM’s manufacturing processes, including Quality Assurance, Customer Care, Failure Analysis and Manufacturing Standards. Further, we believe that as a leading provider of integrated circuits, STMicrolectronics N.V. has the capacity to increase production of our EyeQ® chips as our sales increase.
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

We have technologically validated a second supply chain and a different manufacturing facility within STMicroelectronics to serve as another source for manufacturing our EyeQ® chips. We are in contact with our customers for the purpose of agreeing the commercial terms of this second supply source (e.g., validation, commitment to procure from both sources). In the interim we purchased inventory of approximately six months of deliveries to serve as a backup. Because of the complex proprietary nature of our EyeQ® chips, adding a new manufacturing line with the same supplier will require significant time to identify, evaluate and validate as well as to negotiate appropriate pricing and other terms with the supplier and customers. There can be no assurance that we will enter into a new supply agreement, the timing and terms of such agreement or when chips would be provided under such an agreement.
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
Since January 2013, our aftermarket products have been manufactured by one contract manufacturer in China, providing surface-mount technology services, as well as assembly, testing, packaging and logistics services. We expect the agreement with this contract manufacturer to expire in 2016. In the fourth quarter of 2015, we entered into new agreements with two additional contract manufacturers in China. These new agreements have three-year terms and are automatically renewable for one-year terms unless the contract manufacturers provide a non-renewal notice no later than 12 months prior to the expiration of the then current term. These new contract manufacturers also provide surface-mount technology services, as well as assembly, testing, packaging and logistics services.
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
Online/Product QA — The primary scope of the Online tests is real-time interaction between the Mobileye EyeQ® Processor and the customer’s microcontroller. Tests are done as “Target Environment Tests” using actual customer systems while running on the test bench or in an actual driving situation. The Online QA tests the overall stability of the integrated system.
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

Intellectual Property
Our ability to compete effectively depends in part on our ability to develop and maintain the proprietary aspects of our technology. Our policy is to obtain appropriate proprietary rights protection for any potentially significant new technology acquired or developed by us. We hold 41 U.S. patents, 6 European patents, 53 U.S. patent applications, 29 European and other non-US patent applications, and provisional patent filings. We are a party to a re-examination proceeding involving one of our U.S. patents and two post-grant opposition proceedings involving one of our European patents.
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
In May 2014, we filed two petitions to the First Intermediate People’s Court of Beijing appealing the Chinese Trademark Appeal Board’s decision refusing our opposition to trademark applications for MOBIIEYE and MOBILEYE filed by a third party. Our petitions alleged that the trademark applications were filed in bad faith as the trademarks are similar or identical to our MOBILEYE trademark. One petition was declined, and we filed petitions for appeal before Beijing Higher Court. In the event we do not prevail in the actions, our pending MOBILEYE trademark application in China may be refused by the Chinese Trademark Office based upon prior applications, and our ability to protect and use our trademarks in China may be adversely affected. While we intend to vigorously pursue these actions, we are considering alternative ways to preserve the benefits of our branding in the Chinese market.
We are not a party to any pending material intellectual property infringement litigation; however, recently, a complaint was filed against us and our U.S. subsidiary in the United States by an individual alleging that certain of our aftermarket products infringe one patent and seeking injunctive relief and unspecified monetary damages. At this stage we believe that this action will not have a material impact on our financial results or operations. In addition, from time to time, certain of our Tier 1 customers are party to cases alleging intellectual property infringement. As a result, in connection with these matters, we receive discovery requests for production of information related to such cases. From time to time our Tier 1 customers have also requested that we provide potentially relevant information or indemnify them against infringement claims should litigation occur. Generally, we have agreed to provide potentially relevant information but have not agreed to indemnify any customer under such circumstances.
Competition
The ADAS industry is highly competitive. Competition is based primarily on technology, innovation, quality, delivery and price. Our future success will depend on our ability to develop superior advanced technology and to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors. Although we believe that we are the only provider of ADAS that offers all major safety and convenience-related functions in one cost-effective and well-packaged system and that has the amount and type of validation data necessary to compete effectively in the ADAS industry and there are significant other barriers to developing a competing sensory modality, we face potential competition primarily from Tier 1 companies and potentially other technology companies. However, we believe that some of our Tier 1 competitors have considerably reduced their internal efforts to offer an alternative camera technology. More importantly, developing effective ADAS technology is technologically complex, requires the development of large validation datasets in order to train the software algorithms effectively, requires a long-term commitment to validation and qualification with an OEM before serial production can even begin and requires significant financial resources. We further believe that, due to the high barriers to entry described above, the market will not easily open to new participants. While large technology companies could possibly enter the market, we believe that they would experience several years of development with an OEM as any other competitor, thus creating a significant barrier to entry for even the most resource-rich companies.
Insurance and Product Liability
We attempt to mitigate the risks of product liability claims through product testing and by including security features in the product design as well as by obtaining product liability insurance.
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
C.    Organizational Structure
Set forth below is a list of our significant subsidiaries as of December 31, 2015.
Name	Place of Organization	Ownership Interest
Mobileye Vision Technologies Ltd.	Israel	Wholly-owned
Mobileye Inc.	Delaware	Wholly-owned
Mobileye Japan Ltd.	Japan	Wholly-owned
Mobileye Germany GmbH	Germany	Wholly-owned
Mobileye (Shanghai) Automotive Service Co. Ltd.	People’s Republic of China	Wholly-owned
Mobileye Technologies Limited	Cyprus	Wholly-owned
D.    Property, Plants, and Equipment
The Company leases its principal offices at 13 Hartom Street, Jerusalem, totaling approximately 105,000 square feet, pursuant to a lease that expires in February 2019 and that may be extended, at the option of the Company, for two additional five-year terms. See “Item 7. Major Shareholders and Related Party Transactions — Relationship with OrCam Technologies Ltd.” for a description of a sublease of a portion of the leased space. The Company also leases office space in New York, New Jersey and Texas, United States of America, Shanghai, People’s Republic of China, Düsseldorf, Germany and Tokyo, Japan.
In July 2015, our Israeli subsidiary entered into several agreements related to the acquisition of land in Jerusalem, Israel, which we intend to use for the construction of a new R&D and innovation center that will also host our headquarters. The Company estimates that the total costs related to acquiring the land will be approximately USD $12 million. The agreements are subject to various closing conditions, including the receipt of certain regulatory approvals. There is no assurance that we will obtain these regulatory approvals and satisfy the closing conditions of the agreements. As of December 31, 2015, the effect of those agreements on the financial statements was immaterial.
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
Overview
Mobileye is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving technologies. Mobileye’s products are able to detect roadway markings, such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using our REM™ technology; and provide mapping for autonomous driving. Our products are or will be integrated into car models from 25 global automakers. Our products are also available in the aftermarket. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Our products combine high performance, low energy consumption and low cost, with automotive-grade standards. Our technology was first included in serial models in 2007. We estimate that our products were installed in approximately 9.7 million vehicles worldwide through December 31, 2015. As of December 31, 2015, our technology is available in 221 car models from 19 OEMs. Further our products have been selected for implementation in serial production of 287 car models from 23 OEMs by 2017. Mobileye’s more than 17 years of research and development and data collected from millions of miles of driving experience give us a significant technological lead.
Key Performance Indicators
Our two key performance indicators are revenue growth and profitability, and in recent years, the levels of our free cash flow.
Revenue Growth
Our business model requires us to invest significant time and other resources early in the process of new program sourcing as part of our relationship with an OEM before we can begin to recognize significant revenues from such program. During the first few years, we provide the OEM an overview about our technology and new innovation in our technology, including our sophisticated algorithms and the EyeQ® SoC platform and its capabilities, and the OEM evaluates and validates our technology in its facilities. After the OEM has evaluated our technology, if it intends to include such a product in one or more of its new or redesigned automobile models, it will issue an RFQ for one or more applications. RFQs are usually issued for models that will be in production two to three years after the design win is awarded. An OEM’s model can remain in production for five to seven years before the OEM decides either to discontinue the model or to engage in partial or substantial redesign. The revenues that we may receive in any given year are attributable to program design wins in previous years. Therefore, we typically have visibility into our future revenue based on OEM information provided during the sourcing phase although there is no contractual commitment by the OEM for volumes and programs may be subject to possible changes in the timing of program launches and terminations and cancellations. We can also determine the number of models that will include our products at least two to three years in advance, subject to changes, however identifying the number of models that include our products does not necessarily correlate directly to our anticipated revenue, given that a model can sell hundreds of thousands cars or only a few thousands per year.
We experienced overall revenue growth of approximately 68% and 77% in 2015 and 2014, respectively. We derive our revenues from two segments: sales to our OEM segment, substantially all of which are through Tier 1 companies, and sales of aftermarket products (the “AM Segment”).

Our OEM segment revenues grew by approximately 66% and 92% in 2015 and 2014, respectively. The growth in 2015 was attributable mainly to new program launches with a few OEM programs having significant volume such as Audi, GM and HKMC through Tier 1 companies and the full year effect of program launches in 2014.
Winning additional production programs is important to our future revenue growth. We invest significant effort in understanding the OEM market and identifying growth areas, including with new OEMs and through the continuation of existing production programs. A key factor that affects our ability to win additional production programs is maintaining our technological leadership through investment in research and development. The other key factor is the continuing impact of regulation and the ratings systems deployed by the various NCAPs, particularly the European NCAP and the U.S. NCAP, administered by the NHTSA. As these NCAPs demand more ADAS applications, particularly AEB, in order to achieve or maintain the highest safety ratings, more automakers will include ADAS as standard fit in their models. We have been sourced for standard fit programs for certain models in the regions where these ratings provisions have been instituted, such as Europe.
Additional factors that may affect our ability to increase our revenue are if the market were to turn to a competing camera-based offering or reliance on a different sensory modality for ADAS, such as radar without including camera capability, any decrease in the quality of the manufacturing of our product and the timing of the launch of a particular model production. We seek to mitigate these risks by maintaining strong relationships with our OEMs and Tier 1 companies, gaining knowledge of relevant safety ratings and regulatory trends and maintaining adequate internal resources to support our existing production programs. We have also an inventory purchase plan to mitigate unexpected difficulties in our primary subcontractor’s supply chain (like natural disasters) and manufacturing.
Management believes that our long-term revenue growth opportunity will come from the increasing emphasis on autonomous driving, which will require ADAS technological innovations of increasing complexity. We have launched program and design wins from four OEMs involving hands-free-capable driving at highway speeds and in congested traffic situations in the following years. We are also in development programs with nine additional OEMs for potential launches in future years. We believe that our next autonomous driving innovation will be the inclusion of country road capabilities and city traffic capabilities and will involve (i) significant algorithmic advances to reach sensing capabilities of fully autonomous driving; (ii) mapping to serve as a redundancy for the sensing technology by way of continuously updated high-definition data for drivable paths with precise-localization using crowd sourcing; and (iii) driving policy that will enable autonomous driving of cars among human drivers and other autonomous cars and will add the ‘human behavior’ aspect to autonomous driving in ‘negotiating’ with other cars. These capabilities require significant algorithmic advances, which we are currently developing. If we cannot complete such development in a timely manner or achieve design wins for these additional capabilities or if, following any such design win, our product is not fully validated and does not go into serial production, our long-term revenue growth will suffer. Further, although there is continuing regulatory concern about autonomous driving, we see regulatory support for autonomous driving. In the United States, for example, the US DOT announced in January 2016 of a presidential FY2017 a budget proposal that would provide a nearly $4 billion investment over ten years to accelerate the development and adoption of safe vehicle automation through real-world pilot projects. In addition, the US DOT also announced that it is removing potential roadblocks to the integration of innovative, transformational automotive technology that can significantly improve safety, mobility and sustainability. We believe that initially the driver should remain responsible for driving the car and that such a position would significantly reduce regulators’ cause for concern. This view is evidenced in the recent acceptance of autonomous driving by the states of California and Nevada in the United States and recent statements by the European NCAP.
Our AM Segment revenue grew by approximately 77% and 22% in 2015 and 2014, respectively. The growth of our AM Segment revenue will be influenced by several trends:
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
Our Gross Profit is primarily affected by our Average Selling Price (ASP) in the OEM segment. ASP in our OEM segment varies based on the ADAS applications and their complexity. Our ASP in the past three years was largely flat at $44 (in 2013, $44.1, in 2014, $43.7 and in 2015, 43.9). ASP is mainly the result of ever changing delivery mix among the different bundles that we deliver — whether it is a high-selling price pedestrian AEB bundle, somewhat lower selling price of AEB Vehicle and the lowest selling price of road bundles (not including vehicle and pedestrian detection). In 2013 we had launches of more programs with vehicle detection applications so that the majority of deliveries were related to vehicle detection features while in 2014 we had an increase in deliveries of old programs with road bundles that offset the increase coming from deliveries of vehicle AEB bundles and the beginning of deliveries with Pedestrian AEB bundles. In 2015, while we launched more programs with Pedestrian AEB bundle we still saw an increase in road bundles which offset the increase coming from Pedestrian AEB bundles. Our gross margin in the OEM segment (excluding share-based compensation) was approximately 75.6% for the year ended December 31, 2015 and 75.1% for the year ended December 31, 2014. We expect our ASP to increase over time as we start delivering feature set applications that include such additional feature set applications. The major increase in ASP will come when semi-autonomous bundles will be wide spread.
We are considered a Tier 2 supplier because we sell our product to Tier 1 companies that integrate our product into the overall system supplied to the OEMs. Our business model of being a Tier 2 supplier that subcontracts its manufacturing, together with our market penetration, results in an advantageous cost structure that requires low operational costs and sales and marketing expenses for our OEM segment. Our OEM segment represented 84% and 85% of our revenues in the years ended December 31, 2015 and 2014, respectively, and over time, we expect that percentage to increase moderately as a result of the faster growth in the OEM segment than in the AM segment. Notwithstanding our increased investment in research and development, we believe that, over time, an increase in our revenues will not result in a proportional increase in our operating expenses (excluding share-based compensation) and, as a result, we believe that our profitability will likely increase. Our revenues increased by 68% in the year ended December 31, 2015 compared to the year ended December 31, 2014, but our operating expenses (excluding share-based compensation) increased by only 28%. Over time, we expect this similar trend to continue.
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
We generated $95.8 million, $50.8 million and $25.6 million of free cash flow for the years ended December 31, 2015, 2014 and 2013, respectively. This free cash flow compares to net cash provided by operating activities of  $100.9 million, $56.1 million and $28.2 million for the years ended December 31, 2015, 2014 and 2013, respectively.
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
Non-GAAP net income.   To arrive at our non-GAAP net income, we exclude share-based compensation expense from our U.S. GAAP net income (loss). We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:
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

Adjusted Net Income
Set forth below is the reconciliation of Net Income Before Share-Based Compensation to Net Income (Loss):
	Year ended December 31,
	2015	2014	2013
	(in thousands)
Net Income (Loss)	$68,450	$(30,084)	$19,920
Share-Based Compensation	44,969	76,853	13,131
Net Income Before Share-Based Compensation	$113,419	$46,769	$33,051

Free Cash Flow
Set forth below is the reconciliation of Free Cash Flow to Cash Flow from Operating Activities:
	Year ended December 31,
	2015	2014	2013
	(in thousands)
Net cash provided by operating activities	$100,854	$56,128	$28,188
Capital Expenditures	(5,065)	(5,378)	(2,592)
Free Cash Flow	$95,789	$50,750	$25,596

Factors Affecting Our Operating Results
We believe there are several important factors that have affected and that we expect to continue to affect our results of operations:
Revenues
We evaluate segment performance based on our operating income in our two segments.
Sales to OEMs.   We supply our technology to OEMs through our arrangements with automotive system integrators, known as Tier 1 companies, which are direct suppliers to OEMs. Our products are ultimately integrated into a new vehicle by the OEM to perform ADAS functions. We have strong direct relationships with OEMs. Mobileye’s OEM products have been available in production vehicles since 2007. Sales to OEMs represented approximately 84%, 85% and 78% of our total revenues for each of the years ended December 31, 2015, 2014 and 2013, respectively.
Aftermarket Product Sales.   We also offer our ADAS technology as an aftermarket product directly and through distributors to end customers, including commercial and governmental fleet owners, fleet management system providers, insurance companies, new vehicle dealers and importers. Mobileye’s aftermarket products have been sold since 2007. Our aftermarket sales represented approximately 16%, 15% and 22% of our total revenues for each of the years ended December 31, 2015, 2014 and 2013, respectively.
We believe there are two important factors that affect both our OEM revenues and, to a lesser extent, our aftermarket product revenues:
•
Regulation and NCAP ratings — The continual emphasis on safety is driven both by regulation and the availability to consumers of independent assessments of the safety performance of different car models, which have encouraged OEMs to produce cars that are safer than those required by law. In many countries, NCAPs have created a “market for safety.” OEMs seek to demonstrate that their new and revamped car models satisfy the NCAP’s highest rating, typically five stars, or can “tick the box” on the new car sticker. National NCAPs will continue to add specific ADAS applications to their evaluation items over the next several years. We believe that this global rollout will also lead to harmonized requirements across key geographic areas. We further believe that these increasing requirements will help us increase our revenues.

•
Consumer awareness and acceptance of ADAS — Our sales are also driven by public awareness and demand for driver safety technology. In recent years, as regulatory requirements and NCAP ratings have increased, OEMs have also begun to highlight their safety features as a competitive advantage. For example, an OEM emphasized its safety features based on Mobileye technology in an advertisement during the 2016 Super Bowl.

We believe these factors will have a greater impact on our OEM segment, which, based in part on the expected additional serial production already sourced from us through 2018, is expected to grow more rapidly than our aftermarket segment.
The ASP for our OEM products is primarily based on the bundle of applications that are included in the specific product. Each OEM determines the application bundle set that it wants for the particular model.
Our ASP for the aftermarket is primarily based on the sales channel and volume. Generally, when we sell directly to the end customer, our ASP is higher than when we sell through distributors. Recently, as a result of increased sales in Israel, our revenue in the AM segment has also been affected by movements of the U.S. dollar against the New Israeli Shekel. In the past most of our aftermarket sales have been to commercial and fleet customers. We believe there is significant potential for growth in other sub-segments such as insurance companies and governmental incentive programs, which are focused on saving lives and reducing the number of road accidents.
Although parts of the automotive industry are subject to seasonality, depending on the location of the OEM and other factors, it is not yet clear whether seasonality will affect our results of operations because our continuing growth in revenues has masked any seasonality impact.
Cost of Revenues and Gross Profit
Cost of revenues of our OEM segment includes the manufacturing cost of our EyeQ® chips as well as royalty fees for few third parties on intellectual property that is included in the EyeQ® SoC, product liability insurance, reserves for estimated warranty expenses and, to the extent relevant, charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand.
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
Research and Development Expenses
Research and development activities are conducted primarily at our machine vision center in Jerusalem, Israel. Our activities are divided among:
•
Core sensing technology, which include (i) algorithms, including visual processing, camera control, vehicle control, camera/radar fusion and related engineering tasks and (ii) application software;

•
Autonomous Driving Functionality, which consists of  (i) enhancing the sensing capabilities to fully autonomous driving by conducting “scene understanding,” lateral control algorithms and the fusion between sensing and control; (ii) developing the other pillars of autonomous driving, including our REM technology, which enables continuously updated high-definition data for drivable paths with precise-localization using crowd sourcing; and (iii) driving policy using reinforcement technology to allow autonomous cars to co-exist with human drivers and other autonomous cars;
•
New products and enhancements to existing products in response to OEM requirements; and

•
Hardware, which includes (i) silicon design for the EyeQ® chip including the EyeQ4®; (ii) hardware electronics design for testing and other equipment; and (iii) new aftermarket hardware; for example, we are currently developing the next generation of our aftermarket products incorporating the EyeQ3® chip.

Research and development expenses primarily consist of expenses related to personnel, including share-based compensation, material, parts and other prototype development, consulting and other professional services, amortized equipment expense and quality assurance within the development programs.
Our research and development expenses are partially offset by non-refundable Non-Recurring Engineering reimbursement that we receive mostly from Tier 1’s attributable to specific development programs with the OEMs. Any such reimbursement is not contingent upon success of the program. We retain all the rights to our work on these programs.
We intend to continue our significant investment in research and development activities as we believe that being the technology leader and the most innovative company in ADAS and autonomous driving is our key strength. Accordingly, we expect the absolute amount of our research and development expenses to increase but it is likely to decrease as a percentage of revenue as our business grows.
Sales and Marketing
Selling and marketing expenses consist of personnel and personnel-related expenses, including share-based compensation, of our sales force as well as advertising and marketing expenses. We expect to increase our sales and marketing activities, mainly in order to increase our aftermarket sales. We expect to increase our sales and marketing expenses as we continue our efforts to increase market awareness of the benefits of ADAS and to increase our aftermarket segment revenues, but in the long-term, sales and marketing expenses should decrease as a percentage of revenue as our business grows over time.
General and Administrative Expenses
General and administrative expenses consist of personnel and personnel-related expenses, including share-based compensation, of our executive and members of the board of directors, finance and administration departments as well as fees related to legal and litigation, patent prosecution, accounting, finance and professional services as well as insurance and, fees related to being a public company. We expect the amount of our general and administrative expenses to increase but to decrease over time as a percentage of revenue as our business grows. The primary reasons for the growth in general and administrative expenses will be the costs related to patents prosecution, including the need to hire more personnel to support compliance with the applicable provisions of SOX and other SEC rules and NYSE regulations as well as increased premiums for director and officers insurance and the increased use of share-based compensation for general and administrative personnel.
Interest Income
Interest income consists of interest earned on marketable securities as well as short-term deposits and money market funds. We have historically invested our available cash balances primarily in short-term deposits and debentures. The primary objective of our investments in debt instruments is to preserve principal while maximizing yields.
Financial Income (Expenses), net
Financial income (expense), net, includes mainly realized gains and losses on sales of financial investments and any decline in the value which is considered not temporary, as well as gains and losses from fluctuations related to currency translation of our monetary assets and liabilities denominated in New

Israeli Shekels (“NIS”) and, to a much lesser extent, the Euro, the Japanese Yen and other currencies. We manage our main currency exposures which is against the NIS by keeping approximately the same NIS assets as our NIS liabilities to serve as a natural balance sheet hedge. Our exposure is reflected in the individual Income statement item.
Taxes on Income
Until July 2014, Mobileye N.V. and our Cypriot subsidiary were taxed under the laws of their respective countries of incorporation. Following our reorganization (see “— Reorganization” below), we have our headquarters in Israel, and Mobileye N.V. and our Cypriot subsidiary are residents of Israel for tax purposes. The enacted statutory tax rates applicable to us and our significant subsidiaries are as follows:
•
MVT, our Israeli subsidiary, is taxed under Israeli law. Income not eligible for benefits under the Investment Law (described below) is taxed at the corporate tax rate. The corporate tax rate in Israel is 25% in 2016. Corporate tax rates were 26.5% in both 2015 and 2014 and 25% in both 2013 and 2012. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise or a Preferred Enterprise under the Investment Law may be considerably less. Capital gains derived by an Israeli company are subject to tax at the prevailing corporate rate.

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

•
Until our internal reorganization was completed in the third quarter of 2014, most of our benefit (tax) on income was incurred from Cyprus, which was the location of our intellectual property. See “— Reorganization” below. Our Cypriot subsidiary was taxed at the Cypriot corporate tax rate, which was 10% prior to 2013 and became 12.5% from 2013 and thereafter. Our Cypriot subsidiary could offset profits arising in future years with taxable losses (carryforward losses) for the five years prior to the fiscal year in which the losses were incurred. Interest income is taxed at the Defence tax rate, which was 30% in 2013 and thereafter (effective from May 1, 2013) and 15% in 2012. As of the transfer of the management and control of our Cypriot subsidiary to Israel, our Cypriot subsidiary is treated as an Israeli resident for tax purposes and is taxed under the Israeli regular corporate tax rate; however, we believe that the Cypriot subsidiary will not have meaningful taxable income. See also “— Reorganization” below.

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
Tax Regime Under the 2005 Amendment (“Benefited Enterprise”)
The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the “Benefits Period,” depending on the level of   “Foreign Investment,” as defined under the Investment Law, in the company in each year. A company qualifying for tax benefits under the 2005 Amendment that pays a dividend or engages in certain actions that are treated as deemed dividends by the ITA out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the otherwise applicable rate of 25%, or lower rates of between 10% to 25% in the case of a qualified Foreign Investors Company (“FIC”), according to the rate(s) of Foreign Investment in the company for the applicable tax year(s). Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15%, or such lower rate as may be stipulated in an applicable tax treaty provided that a certificate from the ITA allowing for the reduced withholding tax rate is obtained in advance. The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law, its regulations and any ruling received from the ITA. In the event of failure to comply with these conditions in a given tax year during the “Benefits Period”, the entitlement to the benefits for such tax year would be cancelled; however, the Company’s eligibility for benefits in prior and future years should not be affected.
Tax Regime Under the 2011 Amendment (“Preferred Enterprise”)
The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes, inter alia, a company incorporated in Israel that is (i) not wholly owned by a governmental entity; (ii) owns a Preferred Enterprise, as defined under law; (iii) is controlled and managed from Israel; and (iv) fulfills certain conditions described in the Investment Law. From 2014 and thereafter a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in development zone A, in which case the rate will be 9%. MVT’s activities are located in development Zone A.
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
Reorganization
Prior to our IPO in August 2014, we reorganized our internal corporate structure and all of our intellectual property, formerly owned by our Cypriot subsidiary, was transferred to MVT. In connection with this reorganization, we received a tax ruling from the ITA in July 2014 (“Reorganization Ruling”) providing that, among other matters, the reorganization would not trigger any tax in Israel and would not violate any of the Israeli tax covenants to which MVT and its shareholder are bound pursuant to a previous tax ruling. Furthermore, according to the Reorganization Ruling, the transfer of the intellectual property to MVT does not trigger tax effects in Israel in accordance with section 104B(f) of the Israeli Income Tax Ordinance (New version), 5721 – 1961 (the “Ordinance”) subject to compliance with the terms of such section and the regulations promulgated thereunder (including certain limitations on the transferability of the shares of MVT and the Cypriot subsidiary). Under the Reorganization Ruling, transfer of the intellectual property to any third party will be subject to ITA approval. We also received opinions from Cyprus counsel and Dutch counsel that the reorganization should not result in tax liabilities under the laws of Cyprus or The Netherlands although there can be no assurance that the relevant tax authorities might determine that such taxes are not owed. In addition, prior to our IPO, we took the necessary steps, including shareholder approval, to transfer all tangible assets and all liabilities of our Cypriot subsidiary to MVT, as well as to transfer the effective management of Mobileye N.V. and the management and control of our Cypriot subsidiary to Israel in order for these entities to become Israeli tax residents. The Reorganization Ruling contains additional conditions, including relating to cancellation of losses and cost basis, limitations on use of losses, credits, deductions and exemptions. See “— Taxes on Income — Tax Regime Under the 2011 Amendment (“Preferred Enterprise”).”
Segment Information
We manage the Company and its subsidiaries on the basis of two reportable segments. The OEM segment supplies the proprietary software algorithms and EyeQ® chip that are the core technology of the complete ADAS to the Tier 1 companies that are the system integrators for the automotive industry. Except for limited direct sales of testing equipment to OEMs, our direct customer is the Tier 1 company with which we have a contractual relationship and which is responsible for paying us for our products. Because of the complex nature of our product and the need to customize and validate the product and to integrate it into the OEM’s overall ADAS system, we also have strong direct relationships with the OEMs. In the AM segment, the Company sells a complete system, which includes our proprietary software algorithms and EyeQ® chip as well as the camera and other necessary components. The complete system offers a variety of ADAS functions to end customers including commercial fleet owners, new vehicle dealers and importers. We generate sales in the AM segment either directly or through distributors. For a discussion of our major customers, see Note 12(b) to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.
Our revenues in the OEM segment increased by 66% in the year ended December 31, 2015 from the year ended December 31, 2014, and increased by 92% in the year ended December 31, 2014 from the year ended December 31, 2013. Our revenues in the AM segment increased by 77% in the year ended December 31, 2015 from the year ended December 31, 2014 and increased by 21.6% in the year ended December 31, 2014 from the year ended December 31, 2013.

The most material operating expenses in the OEM segment are research and development expenses, while the most material operating expenses in the AM segment are sales and marketing expenses.
Set forth below is selected information for each of our business segments:
Revenues by Segment
	Year ended December 31,
	2015	2014	2013
	(in thousands)
OEM	$202,287	$121,799	$63,290
AM	$38,585	$21,838	$17,955
Total	$240,872	$143,637	$81,245

Segment Performance*
	Year ended December 31,
	2015	2014	2013
	(in thousands)
OEM	$110,509	$56,913	$23,917
AM	$12,199	$5,258	$4,412
Total	$122,708	$62,171	$28,329

*
Excludes share-based compensation

Segment Revenue as Percentage of Total Revenues
	Year ended December 31,
	2015	2014	2013
OEM	84.0%	84.8%	77.9%
AM	16.0%	15.2%	22.1%
Total	100.0%	100.0%	100.0%

Segment performance as a Percentage of Total Revenues
	Year ended December 31,
	2015	2014	2013
OEM	54.6%	46.7%	37.8%
AM	31.6%	24.1%	24.6%

For more information regarding our segments, including a reconciliation of segment performance to consolidated operating profit, see Note 11 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.
Our financial results for the periods presented below are not necessarily indicative of the financial results that we may achieve in future periods.
Comparison of Results of Operations for 2015, 2014 and 2013
Revenues
For the year ended December 31, 2015, our total revenue increased by $97.2 million to $240.9 million, or 68%, from $143.7 million for the year ended December 31, 2014. The principal factors affecting our revenue growth were:
•
OEM — Revenues from OEM sales grew by approximately $80.5 million, or 66%, from 2014 to 2015: (i) approximately 56% of the 2015 OEM growth came from the launch of nine programs, a few of them with significant volume like Audi, GM and HKMC through Tier 1 companies

(ii) approximately 26% of the 2015 OEM growth came from the full year effect of program launches in 2014 and (iii) approximately 18% of the 2015 OEM growth came from increases in deliveries under programs which launched prior to 2014 which include roll-out to more models and we also believe an increase in adoption of this technology under old programs which is the result of increased market awareness.
•
AM — Revenues from aftermarket sales increased by $16.7 million, or 76.7%, from 2014 to 2015. The increase in 2015 was mainly related to the first full year of regulatory incentives, mainly in Israel and increased consumer market awareness. Our AM revenues were also affected by our sales channel mix. Typically, our ASP for sales through distributors is less than the ASP for direct sales. Our AM ASP decreased by 8% from 2014 to 2015, mainly due to channel mix and foreign exchange differences on revenues in New Israeli Shekels.

For the year ended December 31, 2014, our total revenue increased by $62.4 million to $143.7 million, or 76.8%, from $81.2 million for the year ended December 31, 2013. The principal factors affecting our revenue growth were:
•
OEM — Revenues from OEM sales grew by approximately $58.5 million, or 92.4%, from 2013 to 2014. The increase in 2014 reflected the increase in sales attributable to (i) the beginning of serial production, or “launch,” for nine new program launches, mainly with Ford, General Motors, HKMC and Nissan through Tier 1 companies; (ii) the full year effect of six launches in 2013; and (iii) increases in current programs assumed to result from increased market awareness and additional models launched with our technology.

•
AM — Revenues from aftermarket sales increased by $3.9 million, or 21.6%, from 2013 to 2014. The increase in 2014 was mainly related to the launch of regulatory incentives, mainly in Israel. Our AM revenues were also affected by our sales channel mix. Typically, our ASP for sales through distributors is less than the ASP for direct sales. Our overall ASP decreased by 2% from 2013 to 2014, mainly due to channel mix and foreign exchange differences on revenues in New Israeli Shekels.

Major Customers
In the year ended December 31, 2015, three of our Tier 1 customers represented 31%, 15% and 12% of our total revenues. In the year ended December 31, 2014, three of our Tier 1 customers represented 33%, 23% and 11% of our total revenues. In the year ended December 31, 2013, three of our Tier 1 customers represented 34%, 18% and 11% of our total revenues. Our sales to any single Tier 1 company typically may cover more than one OEM and more than one production program from any OEM and therefore we view major customers on the OEM level. In 2015, sales through our Tier 1 suppliers to each of four OEMs accounted for more than 10% of our OEM revenues. Below is an analysis of OEM and AM major customers:
•
OEM — Set forth below are OEMs that represented at least 10% of our OEM revenues during the three years ended December 31, 2015:

•
General Motors represented 24%, 30% and 29% of OEM revenues during 2015, 2014 and 2013, respectively;

•
Nissan represented 14%, 16% and 10% of OEM revenues in 2015, 2014 and 2013, respectively;

•
BMW represented 14%, 14% and 15% of OEM revenues in 2015, 2014 and 2013, respectively; and

•
HKMC represented 11% in 2015.

Revenues to each of the above major customers increased in 2015 compared to 2014 in absolute figures while, for some, the percent decreased. This is in line with our expectation that as our business grows, we derive revenues from more OEM customers and our reliance on any specific OEM should decline. For example, in 2015 we had four OEMs representing revenue of over 10% compared to three in 2014, four

OEMs representing revenue of between 5% and 10% of OEM revenue compared to three in 2014 and additional eleven OEMs representing revenue of under 5% compared to eleven in 2014. We believe that as we launch more programs with existing and new OEMs in future years, our reliance on any specific OEM should decline significantly.
•
AM — Set forth below are distributors or customers that represented more than 10% of our AM revenues during the three years ended December 31, 2015:

•
Distributor 1 represented 17% and 14% of our AM revenues during 2015 and 2014, respectively;

•
Distributor 2 represented 16% and 6% of our AM revenues during 2015 and 2014, respectively; and

•
No other direct customer or distributor represented more than 10% of our AM revenues for any specified period.

We believe that in future years, because of the increase in our revenues, our reliance on any specific distributor should decline significantly.
Cost of Sales
Cost of sales increased during the year ended December 31, 2015 by $24.4 million, or 65.8%, compared to the year ended December 31, 2014. The increase correlated to the increased sales of our products. As a percentage of revenues, cost of sales represented 25.5% in 2015, a decrease of 0.3% from 2014. Our Gross Profit for the year ended December 31, 2015 was $179.5 million, an increase of 68.3%, compared to $106.6 million for the year ended December 31, 2014.
•
OEM — Our 2015 OEM Gross Profit was $153.0 million (gross margin of 75.6%), an increase of 67.2%, compared to $91.5 million (gross margin of 75.1%) for 2014. The increase in Gross Profit resulted from an increase in the volume of products sold as well as changes in product mix.

•
AM — Our AM Gross Profit for the year ended December 31, 2015 increased by 75.3% to $26.5 million (gross margin of 68.7%) compared to $15.1 million (gross margin of 69.2%) for 2014. The increase in Gross Profit resulted from increases in the volume of products sold as well as different channel mix

Cost of sales increased during the year ended December 31, 2014 by $15.9 million, or 75.3%, compared to the year ended December 31, 2013. The increase correlated to the increased sales of our products. As a percentage of revenues, cost of sales represented 25.8% in 2014, a decrease of 0.2% from 2013. Our Gross Profit for the year ended December 31, 2014 was $106.6 million, an increase of 77.3%, compared to $60.1 million for the year ended December 31, 2013.
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
Research and development expenses, net as a percentage of revenues decreased to 18.0% for the year ended December 31, 2015 compared to 25.7% for the year ended December 31, 2014, primarily due to the increase in our revenues.

•
Gross research and development expenses increased by $9.2 million, or 19.6%, to $56.0 million for 2015. The increase in 2015 was mainly due to increased headcount, share-based compensation, expenses incurred for EyeQ4® development, increase in quality assurance activity by our subcontractor in Sri Lanka and depreciation of IT hardware needed to accommodate our validation dataset.

•
NRE reimbursement, which offsets our gross research and development expenses, increased by $2.7 million in the year ended December 31, 2015. In general, Non-Recurring Engineering reimbursement derives from specific development programs with OEMs, and varies based on the length and cost of the specific development program.

•
As a result, research and development expenses, net increased by $6.5 million, or 17.5%, to $43.4 million for 2015 compared to $36.9 million for 2014.

Research and development expenses, net as a percentage of revenues decreased to 25.7% for the year ended December 31, 2014 compared to 27.5% for the year ended December 31, 2013, primarily due to the increase in our revenues.
•
Gross research and development expenses increased by $14.0 million, or 42.6%, to $46.8 million for 2014. The increase in 2014 was mainly due to increased headcount, share-based compensation, depreciation of IT hardware needed to accommodate our validation dataset and an increase in quality assurance activity by our subcontractor in Sri Lanka and expenses incurred for the EyeQ4® development.

•
NRE reimbursement, which offsets our gross research and development expenses, decreased by $0.6 million in the year ended December 31, 2014.

•
As a result, research and development expenses, net increased by $14.6 million, or 65.5%, to $36.9 million for 2014 compared to $22.3 million for 2013.

Sales and Marketing Expenses
Sales and marketing expenses as a percentage of revenues decreased to 5.3% for the year ended December 31, 2015 compared to 9.0% for the year ended December 31, 2014, primarily due to the increase in our revenues. Sales and marketing expenses decreased by $0.1 million, or 0.8%, to $12.8 million for the year ended December 31, 2015 compared to $12.9 million for the year ended December 31, 2014. The decrease was mainly due to decrease in share-based compensation, which is offset by an increase in headcount and advertising expenses as part of marketing efforts attributable to the AM segment in order to reach potential customers worldwide, including fleets, insurance companies, government agencies and vehicle importers and dealers. Excluding the effect of share-based compensation, sales and marketing expenses increased by $3.8 million for the year ended December 31, 2015.
Sales and marketing expenses as a percentage of revenues decreased to 9.0% for the year ended December 31, 2014 compared to 15.2% for the year ended December 31, 2013, primarily due to the increase in our revenues. Sales and marketing expenses increased by $0.6 million, or 4.7%, to $12.9 million for the year ended December 31, 2014 compared to $12.3 million for the year ended December 31, 2013. The increase was mainly due to increased marketing efforts attributable to the AM segment in order to reach potential customers worldwide. Without the effect of share-based compensation, sales and marketing expenses increased by $1.2 million for the year ended December 31, 2014.
General and Administrative Expenses
General and administrative expenses as a percentage of revenues decreased to 18.9% for the year ended December 31, 2015 compared to 49.7% for the year ended December 31, 2014. The decrease of  $25.9 million, or 36.3%, to $45.5 million for 2015 compared to $71.4 million for 2014, was mainly due to share-based compensation, primarily to our Founders. General and administrative expenses excluding share-based compensation increased by $3.9 million during 2015, mainly due to expenses related to being a public company audit and accounting fees, patent prosecution costs, business travel and increased headcount.

General and administrative expenses as a percentage of revenues increased to 49.7% for the year ended December 31, 2014 compared to 12.6% for the year ended December 31, 2013. The increase was mainly due to share-based compensation, primarily to our Founders (45.6% of revenues). General and administrative expenses increased by $61.2 million, or 595%, to $71.4 million for 2014 compared to $10.3 million for 2013. The increase was primarily attributable to an increase in share-based compensation of $60.6 million compared to 2013, mainly related to options granted to our Founders. General and administrative expenses excluding share-based compensation increased by $0.6 million during 2014, mainly related to audit and other expenses related to being a public company and increased headcount, offset by a decrease of $2.2 million in litigation expenses.
Interest Income
Interest income increased by $1.6 million, or 121.3%, to $2.9 million for the year ended December 31, 2015 compared to $1.3 million for the year ended December 31, 2014. The increase was primarily due to an increased investment in debentures, as well as full year effect of proceeds from our IPO on August 1, 2014.
Interest income increased by $0.2 million, or 23%, to $1.3 million for the year ended December 31, 2014 compared to $1.1 million for the year ended December 31, 2013. The increase was primarily due to the $197.4 million of net proceeds from our IPO on August 1, 2014.
Financial Income (Expenses)
Financial income (expenses) were ($0.9) million for the year ended December 31, 2015 compared to $(4.4) million for the year ended December 31, 2014. The decrease is mainly due to the expenses resulting from foreign currency losses of  $0.2 million in 2015 compared to $3.1 million in 2014, as a result of limiting our exposure to currency exchange rate risk by maintaining similar levels of assets and liabilities in New Israeli Shekels. Financial income (expenses) were ($4.4) million for the year ended December 31, 2014 compared to $1.4 million for the year ended December 31, 2013. The 2014 financial expenses resulted from foreign currency losses of  $3.1 million that derive mainly from the devaluation of the New Israeli Shekel against the U.S. dollar.
Taxes on Income
For the year ended December 31, 2015, our tax expenses were $11.3 million compared to tax expenses of  $12.3 million and tax benefit of  $2.3 million for the years ended December 31, 2014 and 2013, respectively.
The tax rate, as a percentage of our pre-tax income, is significantly affected by our share-based compensation expense, which is mostly a non-deductible expense. The non-deductible share-based compensation expense has decreased by $3.7 million for the year ended December 31, 2015 compared to the year ended December 31, 2014 given the decrease in total share-based compensation expense. Our pre-tax income, excluding share-based compensation expense, is $125 million for the year ended December 31, 2015 compared to $59 million for the year ended December 31, 2014. The tax expense, as a percentage of pre-tax income, excluding share-based compensation expense, is 9.0% for the year ended December 31, 2015 compared to 20.8% for the year ended December 31, 2014.
Tax expense for the year ended December 31, 2015 decreased by $1 million compared to the year ended December 31, 2014. The decrease in tax expense was primarily attributable to our internal reorganization, which was completed in the third quarter of 2014 (see “— Taxes on Income —Reorganization”), and resulted in (i) a reduced tax rate in the entity where most of the taxable income accumulates (MVT became such main entity with reduced tax rate of 9% while before the reorganization such entity was the Cypriot entity under 12.5% tax rate — see “— Taxes on Income”); and (ii) a decrease in uncertain tax positions expenses primarily with respect to specific uncertain tax positions related to share-based compensation, which does not exist after the reorganization.
For the year ended December 31, 2014, the increase in revenue was offset by a significant increase in share-based compensation expense, which resulted in a pre-tax loss. Since most of the share-based compensation expense is non-deductible ($71.0 million non-deductible expense out of total share-based compensation expense of  $76.9 million, which had an impact of  $7.3 million on our tax expenses for the year ended December 31, 2014), we had taxable income in the year ended December 31, 2014.

The increase of  $14.5 million in tax expense for the year ended December 31, 2014 compared to the year ended December 31, 2013 is attributable mainly to the increase in taxable income, the increase in uncertain tax positions and the fact that tax expense for the year ended December 31, 2013 reflected a tax benefit from the release of the valuation allowance on deferred taxes of our Cypriot subsidiary. Moreover, in December 2013, given the clear visibility on achieving taxable profits, we released the valuation allowance on deferred taxes of our Cypriot subsidiary since management believed that it was more likely than not that the deferred tax asset would be realized within the foreseeable future. Those tax loss carryforwards were utilized during 2014.
Earnings (Loss) Per Share
Basic earnings (losses) per share are computed by dividing net income or loss applicable to ordinary shareholders by the weighted-average number of ordinary shares. Diluted earnings (losses) per share are calculated by dividing net income or loss applicable to ordinary shareholders by the weighted-average number of ordinary shares, plus the effect of dilutive outstanding equity-based awards which is calculated using the treasury stock method.
Year Ended December 31, 2015
(in thousands, except per share data)
Basic and diluted EPS for Ordinary Shares
Numerator
Net income	$68,450
Denominator
Weighted average ordinary shares outstanding
Basic	217,362
Diluted	237,857
Net income per share
Basic	$0.31
Diluted	$0.29

Immediately prior to our IPO, we completed the Share Recapitalization pursuant to which all of our outstanding classes of shares converted into ordinary shares, none of which has any liquidation preference, on a one-to-one basis as set forth in our articles of association.
Our calculation of earnings (loss) per share has been affected by two factors that cannot recur. The first factor that is applicable to both 2014 and 2013, is that until July 31, 2014, shortly prior to our IPO, our issued share capital was composed of Class A ordinary shares (with no liquidation preference), ordinary shares (with liquidation preference), and Class B, C, D, E, F1 and F2 Shares (with liquidation preferences). Prior to our IPO, the only class of outstanding shares without a liquidation preference was the Class A ordinary shares. Therefore, under U.S. GAAP, earnings per share had to be computed based on the outstanding Class A ordinary shares. While the weighted average number of all of our share capital was 207.2 million (basic and diluted) for 2014 and 195.7 million (basic) and 204.9 million (diluted) for 2013, the weighted average number of outstanding Class A ordinary shares was 107.9 million and 37.5 million in 2014 and 2013, respectively, for purposes of both the basic and diluted calculation of loss per share. The other factor that is applicable only to 2013 is that during 2013, as a result of the investment transaction described in Note 8(d) to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F, we redeemed 43,456,175 aggregate shares of classes B, C, D, E and ordinary shares (with liquidation preference), which were subsequently converted to Class F1 and Class F2 shares and sold to new investors. In connection with this redemption, we transferred value to the preferred shareholders, which was calculated as the difference between (1) the fair value of the consideration transferred and (2) the carrying value of the 43,456,175 shares of classes B, C, D, E and ordinary shares (with liquidation preferences) surrendered. The difference, in the amount of $230 million, was recorded as a reduction to net income applicable to Class A ordinary shares used to calculate basic and diluted loss per share.

Because of the foregoing factors, the calculation of earnings (loss) per share resulted in a loss per ordinary share in 2014 of $0.28 and a loss per Class A ordinary share in 2013 of $6.03, calculated as follows:
Year Ended December 31, 2014
(in thousands, except per share data)
Basic and diluted EPS for Ordinary Shares
Numerator
Net loss	$(30,084)
Denominator
Weighted average ordinary shares outstanding	107,942
Net loss per share
Basic and Diluted	$(0.28)

Year Ended December 31, 2013
(in thousands, except per share data)
Basic and diluted EPS for Class A Ordinary Shares
Numerator
Net income	$19,920
Amount allocated to participating shareholders	(16,105)
Adjustment as a result of benefit to participating shareholders	(229,832)
Net loss applicable to Class A ordinary shares	$(226,017)
Denominator
Weighted average Class A ordinary shares outstanding	37,477
Net loss per share
Basic and Diluted	$(6.03)

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
Quarterly Results of Operation
The following table sets forth our unaudited consolidated statement of operations data for each of the eight quarters from January 1, 2014 through December 31, 2015. The unaudited quarterly statement of operations data set forth below have been prepared on a basis consistent with our audited consolidated annual financial statements and we believe include all normal recurring adjustments necessary for a fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our audited consolidated financial statements and notes included elsewhere in this Annual Report on Form 20-F.

	Three months ended
	Dec. 31, 2015	Sep. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sep. 30, 2014	Jun. 30, 2014	Mar. 31, 2014
	(in thousands)
Revenues	$71,819	$70,645	$52,827	$45,581	$39,658	$34,677	$33,653	$35,649
Cost of Revenues	17,657	18,158	13,570	12,035	10,648	9,017	8,565	8,810
Gross Profit	54,162	52,487	39,257	33,546	29,010	25,660	25,088	26,839
Operating Costs and Expenses
Research and Development, net	11,635	11,526	10,505	9,727	10,005	10,140	8,164	8,621
Sales and Marketing	3,020	2,812	3,483	3,496	1,002	6,448	2,620	2,842
General and Administrative	18,842	10,780	8,230	7,657	11,752	18,160	10,674	30,851
Operating Profit (Loss)	20,665	27,369	17,039	12,666	6,251	(9,088)	3,630	(15,475)
Net Income (Loss)	$18,824	$24,213	$15,275	$10,138	$2,399	$(13,113)	$189	$(19,559)

The following table sets forth a reconciliation of Net Income (Loss) Before Share-Based Compensation to Net Income (Loss) by operating expenses for each of the above quarters.
	Three months ended
	Dec. 31, 2015	Sep. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sep. 30, 2014	Jun. 30, 2014	Mar.31, 2014
	(in thousands)
Net Income (Loss)	$18,824	$24,213	$15,275	$10,138	$2,399	$(13,113)	$189	$(19,559)
Share-Based Compensation Expense	17,778	10,716	8,401	8,074	10,933	22,774	10,973	32,173
Income (Loss) Before Share-Based Compensation(1)	$36,602	$34,929	$23,676	$18,212	$13,332	$9,661	$11,162	$12,614

(1)
See also “— Key Performance Indicators — Non-GAAP Financial Measures.”

Liquidity and Capital Resources
Historically, our primary source of funds was the issuance of shares to new investors. Starting in 2013, our primary source of funds has been cash flow from operating activities. We also receive cash proceeds upon the exercise of outstanding options. On August 6, 2014, we closed our IPO in which we issued 8.325 million new ordinary shares for net proceeds of approximately $195.9 million. In connection with our IPO, we also issued approximately 1.5 million ordinary shares pursuant to the exercise of options at an additional aggregate exercise price of $1.5 million, which shares were then sold by the selling shareholders in the IPO. We generated a total of $197.4 million in net proceeds from the IPO.
Our primary uses of funds have been to increase our headcount across Research and Development, Sales and Marketing and General and Administrative, as well as for capital expenditures related to the increasing size of our validation datasets. Our capital expenditures related mainly to data storage and other computer related equipment, and were $5.6 million, $5.6 million and $2.6 million, during 2015, 2014 and 2013, respectively.
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

Cash Flows
The following table sets forth certain statement of cash flows data:
	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Cash flows from operating activities	$100,854	$56,128	$28,188
Cash flows from (used in) investing activities	(296,958)	7,765	(8,936)
Cash flows from financing activities	8,769	206,515	38,049
Exchange rate differences on cash and cash equivalents	146	(3,087)	280
Total increase (decrease) in cash and cash equivalents	$(187,189)	$267,321	$57,581

Cash flows from operating activities increased by $44.7 million to $100.9 million for 2015, from $56.1 million for 2014. Cash flows from operating activities increased by $27.9 million to $56.1 million for 2014, from $28.2 million for 2013. The increase was primarily the effect of cash received as a result of the significant increase in Net Income Before Share-Based Compensation of $113.4 million and $46.8 million for the years ended December 31, 2015 and 2014, respectively, which partially offset by primarily by a decrease of  $18.8 million resulting from increasing inventory by $25.0 million in 2015 comparing to $6.3 million in 2014.
Cash flows from (used in) investing activities decreased by $304.7 million to $(297.0) million for 2015, from $7.8 million for 2014. Cash flows from (used in) investing activities increased by $16.7 million to $7.8 million for 2014, from $(8.9) million for 2013. The decrease in 2015 was due primarily to purchase of marketable securities, partially offset by proceeds from sales of marketable securities. The increase in 2014 was primarily to changes in deposits and marketable securities offset by an increase in capital expenditures.
Cash flows from financing activities decreased by $197.7 million to $8.8 million for 2015, from $206.5 million for 2014. Cash flows from financing activities increased by $168.5 million to $206.5 million for 2014, from $38.0 million for 2013. The decrease in 2015 was primarily due to our IPO in 2014 and decrease in proceeds from options exercise. The increase in 2014 was due to our IPO in which we issued 8.325 million new ordinary shares for net proceeds of  $195.9 million and the exercise of outstanding options at an aggregate exercise price of $1.5 million.
Severance Pay
Israeli labor laws and agreements require severance payments upon dismissal of an employee or upon termination of employment in other circumstances. The severance pay liability of our Israeli subsidiary, which reflects the undiscounted amount of the liability as if it were payable at each balance sheet date, is calculated based upon length of service and the latest monthly salary (one month’s salary for each year worked). Our liability for severance pay required by Israeli law is covered by deposits with financial institutions and by accrual. In our balance sheet, we present the accrued severance pay liability as a long-term liability and the amounts funded are presented separately in our balance sheet as severance pay fund.
Liability increased by $2.6 million, or 29%, to $12.0 million as of December 31, 2015, from $9.4 million as of December 31, 2014. Liability in respect of Severance pay liability increased by $1.1 million, or 12.5%, to $9.4 million as of December 31, 2014, from $8.3 million as of December 31, 2013. These increases were mainly due to the increased number of employees together with an increase in the period of service and salary changes.
Quantitative and Qualitative Disclosures about Market Risk
For information regarding the impact of inflation and the impact of foreign currency fluctuations on the company, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Contractual Obligations
A summary of our contractual obligations as of December 31, 2015 is as follows:
	Payments Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in thousands)
Operating leases	9,517	3,263	5,810	444
Purchase commitment	38,240	37,576	664
Severance pay(1)	12,020
Acquisition of land(2)	11,798	11,798
Uncertain tax positions(3)	7,164
Total(3)	78,739	52,637	6,474	444

(1)
Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007, if the employee voluntarily resigns. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset (severance pay fund) on our balance sheet. Of this amount, $2.2 million is unfunded. We are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months. As a result, this amount is not allocated in the above table.

(2)
In July 2015, the Israeli subsidiary entered into several agreements related to acquisition of land in Jerusalem, Israel which the Company intends to use for the construction of a new R&D and innovation center that will also host our headquarters. The Company estimates total cost related to the land acquisition at approximately $12 million. The agreements are subject to various closing conditions, including the receipt of certain regulatory approvals. There is no assurance that the Company will obtain these regulatory approvals and meet the closing conditions of the agreements.

(3)
In addition, our current and long-term liabilities include $7.2 million related to uncertain tax positions. Due to uncertainties in the timing of the completion of tax audits, the timing of the resolution of these positions is uncertain, and we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months. As a result, this amount is not included in the above table.

We have license agreements with third parties that allow us to utilize and leverage the third parties’ technology in order to integrate it into our products (“Integrated Product”). For these rights, we are obligated to pay royalties for each unit of the applicable Integrated Product sold to other parties. As part of our reorganization described under “— Factors Affecting Our Operating Results — Reorganization,” we have transferred all these agreements from our Cypriot subsidiary to MVT.
In addition, in connection with our contractor and agent agreements, we pay commissions ranging up to 4% of the direct sales earned as a result of these agreements.
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
Use of Estimates
The preparation of audited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, and disclose contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the years reported. Actual results could differ from those estimates. On an on-going basis, management evaluates its estimates, judgments and assumptions. The most significant estimates and assumptions relate to employee compensation in connection with equity awards, realizability of deferred tax assets, provision for uncertain tax positions and contingencies.
Inventories
In accordance with ASU 2015-11, which we early-adopted and applied prospectively as of December 31, 2015 (see also note 2(v) to our consolidated financial statements), Inventories are stated at the lower of cost and net realizable value. Cost of raw materials, purchased products and work in progress is computed using standard cost, which approximates average cost. Cost of finished products, with the addition of subcontracting and overhead costs, is computed using standard cost which approximates average cost. We analyze and adjust excess and obsolete inventories primarily based on future demand and market conditions. Once written-down, a new lower cost basis for that inventory is established
Research and Development
Research and development expenses are expensed as incurred, and consist primarily of personnel, facilities, equipment and supplies for research and development activities.
We occasionally enter into best-efforts nonrefundable NRE arrangements pursuant to which we are reimbursed for a portion of the research and development expenses attributable to specific development programs. Participation in research and development expenses for research and development projects is recognized on the basis of the costs incurred and is deducted from research and development expenses in the statement of operations. We do not receive any additional compensation or royalties upon completion of the project and the potential customer does not commit to purchase the resulting product in the future. The NRE reimbursement received is not dependent on our having future benefit from the project. All intellectual property generated from these arrangements is exclusively owned by us.
Revenue Recognition
We recognize revenue related to sales of our products, net of volume discounts, provided that (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectability is reasonably assured. We generally provide our products to a Tier 1 company for serial production in an OEM’s vehicles pursuant to the Tier 1 company’s standard purchase order and our customary terms and conditions. Delivery occurs upon transfer of title and all risks and rewards of ownership to the customer, which is generally upon shipment. Our standard commercial terms are typically Ex-Works distribution point.
Substantially all of our contracts do not include rights of return or acceptance provisions. We evaluate the creditworthiness of our customers to determine that appropriate credit limits are established prior to the acceptance of an order.
Revenue from sales of products to resellers and distributors occurs upon delivery of products to the resellers and distributors, assuming all other revenue recognition criteria are met. We do not give resellers and distributors any return rights, price protection or other similar rights.
Share-based Compensation
We have two equity compensation plans whereby equity awards may be granted to employees and non-employee service providers. Through December 31, 2014, only options to acquire ordinary shares have been issued pursuant to our plans. Our 2003 Share Option Plan (the “2003 Plan”) provides only for the grant of stock options. In May 2014, our supervisory board increased the pool of options to be available under the 2003 Plan to up to 18% of the issued and outstanding shares of the Company. As of December 31, 2015, options to purchase approximately 27.2 million ordinary shares were outstanding of which options to purchase 16 million ordinary shares were vested as of that date, and all such outstanding options had a weighted average exercise price of  $4.79 per share. In December 2014, our board of directors approved the 2014 Equity Incentive Plan (the “2014 Plan”), which provides for grants of stock options, restricted shares and restricted share units (“RSUs”) and became effective in January 2015. The total number of shares available under both the 2003 Plan and the 2014 Plan may not exceed 38,619,123. The Company does not expect to grant additional options under the 2003 Plan.
Equity awards granted to employees, officers, consultants and directors are accounted for using the grant date fair value. The fair value of employee stock options is determined based on the Black-Scholes option pricing model and restricted stock units (“RSUs”) are based on the market value of the underlying shares at the date of grant. The fair value of share-based payment transactions is recognized as an expense over the requisite service period, net of estimated forfeitures. We estimate forfeitures based on historical experience and anticipated future conditions. We elect to recognize compensation expense for awards that have a graded vesting schedule using the accelerated multiple-option approach. Share-based compensation expense is recorded in our consolidated financial statements in cost of sales, research and development expenses, sales and marketing, and general and administrative expenses based on the department to which the related employee reports. Equity awards granted to non-employees are re-measured at each reporting period at fair value until they have vested.
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
The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates, and expected dividends. Through December 31, 2015, our estimates and assumptions were as follows:
•
Fair Value of Ordinary Shares.   Because our shares were not publicly traded until August 2014, the fair value of ordinary shares for all periods through June 30, 2014 was estimated in good faith by management and approved by the supervisory board. In connection with preparing our financial statements for our IPO, management considered the fair value of ordinary shares based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid, including (i) the likelihood of achieving a liquidity event, such as an IPO, given prevailing market conditions and the potential effect of such event on our stock price; (ii)  third-party valuations of our ordinary shares; (iii) the prices, rights, preferences and privileges of our non-ordinary shares relative to our ordinary shares; (iv) the prices of our Class shares sold to outside investors in arms’-length transactions; (v) the ordinary shares underlying the award involved illiquid securities in a private company; (vi) our results of operations and financial position; (vii) the material risks related to our business; (viii) our business strategy; (ix) the market performance of publicly traded companies in the automotive and semiconductor industries; and (x) external market conditions affecting the automotive and semiconductor industries. Following our IPO, the fair value of ordinary shares is the closing price on the NYSE on the date of grant.

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
	Year ended December 31,
	2015	2014	2013
Expected term (in years)	2.16 – 6.95	3.82 – 7.27	1 – 12.35
Expected volatility	35% – 53%	36% – 55%	42 – 53%
Risk-free rate	0.75% – 2.01%	0.7% – 2.17%	0.19% – 2.74%
Dividend yield	0.0%	0.0%	0.0%
During the years ended December 31, 2015, 2014 and 2013, we recorded share-based compensation expense of $45.0 million, $76.9 million and $13.1 million, respectively. As of December 31, 2015, we had approximately $82.7 million of unrecognized share-based compensation expense, of which $75.4 million related to non-vested options and $7.3 million related to non-vested RSUs. That cost is expected to be recognized over a weighted-average period of 1.95 years.
Of the $76.9 million of share-based compensation expense recognized during 2014, approximately $6.6 million related to the acceleration of certain options upon the closing of the IPO and in accordance with their original terms. Of the $13.1 million of share-based compensation expense recognized during 2013, approximately $800,000 related to a modification of certain outstanding stock options granted to employees for the extension of all such options with a termination date earlier than December 31, 2016.
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
We did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from “Benefitted Enterprise” plan since such earnings can be recovered tax-free and management considers such retained earnings to be essentially permanent in duration. Income generated under a Preferred Enterprise is not subject to additional taxation to the Company or to MVT upon distribution or complete liquidation. We may incur additional tax liabilities in the event of intercompany dividend distributions by our subsidiaries. Such additional tax liabilities in respect of foreign subsidiaries have not been provided for in our financial statements, as it is our intention to permanently reinvest the foreign subsidiaries’ earnings.
Commencing 2015, MVT elected to measure its taxable income and file its tax return under the Foreign Exchange Regulations, instead of NIS, which allows the MVT to calculate its tax liability in U.S. Dollars. The tax expenses, as calculated in U.S. Dollars, are translated into NIS according to the exchange rate at year end.
We follow a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. Our policy is to include interest and penalties related to unrecognized tax benefits within income tax expense and exchange rate differences within financial income (expenses), net. Such liabilities are classified as long-term, unless the liability is expected to be resolved within twelve months from the balance sheet date.
Provision for Warranty
We provide warranties for our products, which vary with respect to each arrangement and in accordance with the nature of each specific product. We estimate the costs that may be incurred under our warranty and record a liability in the amount of such costs at the time the revenues are recognized. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.
Provision for warranty as of December 31, 2015, 2014 and 2013 was $558,000, $470,000 and $307,000, respectively.
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
Recent Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers”. ASU 2014-09 supersedes the existing revenue recognition guidance and clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the FASB issued an update to ASU 2014-09 deferring the effective date for public entities to annual reporting periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016). We are currently evaluating the effect of the adoption of this ASU on our consolidated financial statements.
In August 2014, the Financial Accounting Standards Board (“FASB”) issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. We believe that the adoption of this new standard will not have a material impact on our consolidated financial statements.
In April 2015, the FASB issued ASU 2015-05, “Customers’ Accounting for Fees Paid in a Cloud Computing Arrangement”. ASU 2015-05 provides guidance in evaluating whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the software license element of the arrangement should be accounted for as an acquisition of a software license. If the arrangement does not contain a software license, it should be accounted for as a service contract. ASU 2015-05 is effective for reporting periods beginning after December 15, 2015 and may be adopted either retrospectively or prospectively. We believe that the adoption of this new standard will not have a material impact on our consolidated financial statements.
In January 2016, the FASB issued ASU 2016-01, “Financial Instruments — Overall — Recognition and Measurement of Financial Assets and Financial Liabilities”. This new standard requires, among other things, that entities measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value, with changes in fair value recognized in net income. Under ASU 2016-01, entities will no longer be able to recognize unrealized holding gains and losses on equity securities classified today as available for sale in other comprehensive income and they will no longer be able to use the cost method of accounting for equity securities that do not have readily determinable fair values. This new standard does not change the guidance for classifying and measuring investments in debt securities and loans. ASU 2016-01 is effective for the Company beginning on January 1, 2018. We are currently evaluating the effect of the adoption of this ASU on our consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02 “Leases” which is a comprehensive new leases standard that changes the accounting for leases and includes a requirement to record most leases on the consolidated balance sheets as assets and liabilities. This update is effective for reporting periods beginning after December 15, 2018. Early application is permitted. The Company is currently evaluating the effect of the adoption of this ASU on its consolidated financial statements.
Adoption of New Accounting Standard
In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory.” ASU 2015-11 simplifies the accounting for the valuation of all inventory not accounted for using the last-in, first-out (“LIFO”) method by prescribing that inventory be valued at the lower of cost and net realizable value. Net realizable value is defined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. As permitted by ASU 2015-11, we early-adopted this standard and applied it prospectively as of December 31, 2015. The adoption of ASU 2015-11 did not have material effect.
In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 amends existing guidance to require that deferred income tax liabilities and assets be classified as noncurrent in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a noncurrent amount in a classified balance sheet. As permitted by ASU 2015-17, we early-adopted this standard and applied it prospectively as of December 31, 2015. Adoption of this ASU resulted in a classification of our net current deferred tax asset to the net non-current deferred tax asset in our Consolidated Balance Sheet as of December 31, 2015. No prior periods were retrospectively adjusted.
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
Set forth below is information concerning the directors and executive officers of the Company as of April 1, 2016. The business address for each of our directors and executive officers is c/o Mobileye N.V., Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 9777513, Israel. See “— Board Practice — Board of Directors — Election, Removal and Suspension of Directors.”
Name	Age	Position
Professor Amnon Shashua(1)(8)	55	Co-founder, Chief Technology Officer, Chairman and Executive Director
Ziv Aviram(1)(8)	57	Co-founder, President, Chief Executive Officer and Executive Director
Ofer Maharshak	45	Chief Financial Officer and Senior Vice President
Gaby Hayon	46	Senior Vice President, Research and Development
Elchanan Rushinek	61	Senior Vice President, Engineering
Itay Gat	50	Vice President of Production Programs
Eli Barkat(2)(3)(5)(7)	52	Non-executive Director
Eyal Desheh(2)(3)(4)(6)	63	Non-executive Director
Peter Seth Neustadter(2)(3)(4)(6)	67	Non-executive Director and Presiding Director

Name	Age	Position
Tomaso A. Poggio(2)(5)(7)	68	Non-executive Director
Judith Richter(2)(4)(5)(7)	68	Non-executive Director

(1)
Executive director

(2)
Independent director under NYSE rules

(3)
Member of our Audit Committee

(4)
Member of our Compensation Committee

(5)
Member of our Nominating and Corporate Governance Committee

(6)
Term of office expires in 2016

(7)
Term of office expires in 2017

(8)
Term of office expires in 2018

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
Elchanan Rushinek is our Senior Vice President of Engineering, and is heading the development of Mobileye Computing Vision SoC EyeQ® product line. Mr. Rushinek joined Mobileye in November 2000. Mr. Rushinek has 20 years of experience in the very large scale integrated (VSLI) circuits area. Mr. Rushinek started as VLSI designer at Intel Israel, involved in the design of the first 10Mbit Ethernet controller product. In 1983, Mr. Rushinek joined Motorola Semiconductor Israel, and led the VLSI design of Motorola’s first Digital Signal Processor product. In 1987 he managed Motorola’s Semiconductor Israel VLSI DSP design group, which designed products based on 56000 DSP cores as well as the new DSP56300 DSP core and products. Mr. Rushinek also managed Motorola Wireless Handset Baseband’s System On Chip VLSI design group.

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
Eli Barkat was elected to our board of directors as a non-executive director effective July 2014, immediately prior to our IPO. In 1998, Mr. Barkat co-founded BRM Group (formerly BRM Technologies), which is a private investment fund that invests in high-tech and financial markets. Mr. Barkat serves as Chairman of BRM Group, Chairman of MEITAV-DS Investments, Ltd. and as a director of GigaSpaces Technologies Playscape and Logdog. Mr. Barkat holds a B.Sc. in Computer Science and Mathematics from the Hebrew University.
Eyal Desheh is a non-executive director and was a member of our supervisory board from November 2012 until the supervisory board was disbanded on July 10, 2014, when he became a member of our current board of directors. Mr. Desheh served as Deputy Chief Financial Officer of Teva Pharmaceutical Industries (NYSE:TEVA) (“Teva”), an international pharmaceutical company that produces generic and specialty medicines, from 1989 to 1996, as Teva’s Chief Financial Officer from 2008 to 2012, as Teva’s Group Executive Vice President from 2012 to 2013, and as Teva’s acting President and CEO from October 2013 to February 2014. In February 2014, Mr. Desheh resumed his role as Teva’s Chief Financial Officer. Mr. Desheh also served as Chief Financial Officer of Scitex Ltd., a printing equipment manufacturer, from 1996 to 2000 and as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd., an international provider of information technology security products, between 2000 and 2008. Mr. Desheh received a B.A. in Economics in 1978 and an M.B.A. in Finance in 1981, both from the Hebrew University.
Peter Seth Neustadter is a non-executive director and our Presiding Director and was a member of our supervisory board from 2009 until the supervisory board was disbanded on July 10, 2014, when he became a member of our current board of directors. Mr. Neustadter is President and Managing Director of IAT Automotive Inc. and IAT Holdings LLC, respectively, which invest in innovative technologies in the automotive industry (including Mobileye). From 1982 to 1996, Mr. Neustadter was President of Durawool Inc., one of the world’s largest manufacturers and suppliers of friction materials to the automotive industry. Since 1994, Mr. Neustadter has been President and Chairman of Zhuhai Dazheng Metal Fiber Co. Ltd Zhuhai China, a major producer of metallic friction materials. Mr. Neustadter received his B.A. in Economics from Brooklyn College.
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
B.    Compensation
Compensation of Non-Executive Directors
Our general meeting of shareholders, acting pursuant to a proposal by our board of directors, determines the compensation of our non-executive directors. In July 2014, our general meeting of shareholders adopted a resolution approving annual compensation to our non-executive directors of  $50,000 in cash and a grant of options for 50,000 shares at the IPO price. These options were granted on September 7, 2014, with a five-year vesting schedule. For the year ended December 31, 2015, we recognized total compensation (including share-based compensation) of  $48,717 to Mr. Desheh and 596,262 to each of the non-executive directors.
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

•
Executive directors’ performance targets may be determined and assessed annually by our Compensation Committee.

•
The compensation package for our executive directors will be benchmarked on a regular basis against other Israeli high-growth companies in the software technology industry.

•
In addition to base salary and bonuses, our executive directors may be entitled to other benefits as described generally under “— Additional Benefits” and “— Beneficial Ownership of Executive Officers and Directors — Equity Incentive Plans.”

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
For the year ended December 31, 2015, our executive officers, including our Founders, received aggregate cash compensation of $1.5 million. In addition, in 2015, we granted share options exercisable for an aggregate of 4,400,000 ordinary shares to our executive officers, including our Founders, at an exercise price of $57.58 per share, which are subject to graded vesting over three years and 1,250 RSUs which are subject to immediate vesting. See also “— Employment Agreements” and “— Beneficial Ownership of Executive Officers and Directors — Option Plan.” As of December 31, 2015, no amount was reserved for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers.
The following table presents all compensation we paid to our executive directors for the year ended December 31, 2015. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement, options and other similar benefits(1)
Professor Amnon Shashua	123,451	12,855,478
Ziv Aviram	123,451	12,671,264

(1)
Substantially all of these amounts reflect expenses recorded with respect to 7,650,000 options granted to our Founders in previous years at an exercise price of  $6.98 with a fair value of  $5.59 per share on the grant date and 4,400,000 options granted to our Founders in 2015 at an exercise price of  $57.58 with a fair value of  $13.94 per share on the grant date. The fair value on the grant date is computed in accordance with ASC 718. These amounts do not reflect the actual economic value realized by the executive director.

Employment Agreements
Professor Shashua and Mr. Aviram have employment agreements with MVT with a term of five years beginning August 1, 2014. Nevertheless, these agreements are terminable by either party by two months’ prior notice, including during the five year term, except under the circumstances described below. Pursuant to his agreement, Professor Shashua is permitted to spend up to 50 hours per month on teaching and graduate student supervision at the Hebrew University and on business activities unrelated to us, such as OrCam, so long as such activities do not involve companies in businesses substantially similar to our business. Pursuant to his agreement, Mr. Aviram will be permitted to spend up to 20 hours per month on business activities unrelated to us, such as OrCam, so long as such activities do not involve companies in businesses substantially similar to our business. The agreements provide for termination for “cause,” which is defined as” (i) material failure to carry out or comply with any lawful and reasonable directive of our board of directors consistent with the terms of the agreement, or willful failure to substantially perform the employee’s duties and responsibilities under the agreement that, in either case, is not promptly remedied within 30 days after we give written notice specifying such failure or breach; and (ii) conviction for a felony, which conviction is not subject to any further right of appeal. If either Professor Shashua’s or Mr. Aviram’s employment is terminated (either by the Company or by him in circumstances of a Deemed Dismissal (as defined in the agreement)) as a result of Change of Control, he will be entitled to receive his monthly compensation for the greater of   (i) a period of 12 months following such date of termination; or (ii) the remaining period from the date of termination until the expiration of the initial term of the agreement. For purposes of the agreements, “Change of Control” means the sale of all or substantially all of the assets of MVT or Mobileye N.V.; any merger, consolidation or acquisition of MVT or Mobileye N.V. with, by or into another corporation, entity or person; or any change in the ownership of more than 50% of the voting capital stock of MVT or Mobileye N.V. in one or more related transactions, in each case excluding any such transaction entered into primarily for the purpose of an internal reorganization and which does not result in any material change in the ultimate beneficial ownership of MVT or Mobileye N.V. In addition, if the employment of either Professor Shashua or Mr. Aviram is terminated for any reason other than cause, all his unvested options shall vest and be immediately exercisable. Each of Professor Shashua and Mr. Aviram has also agreed to customary non-competition and non-solicitation provisions during the term of the agreements and for 18 months after termination of their employment for any reason. The agreements are governed by Israeli law.
Mr. Ofer Maharshak has an employment agreement with us with a term of three years beginning August 1, 2014. Nevertheless, this agreement is terminable by either party by two months’ prior notice, including during the three year term, except under the circumstances described below. Pursuant to his agreement, Mr. Maharshak is required to devote his full business time and attention to us; provided that Mr. Maharshak is permitted to spend up to 10 hours per month on business activities unrelated to us so long as such activities do not involve companies in businesses substantially similar to our business. The agreement provides for termination for “cause,” which is defined as” (i) material failure to carry out or comply with any lawful and reasonable directive of our board of directors consistent with the terms of the agreement, or willful failure to substantially perform Mr. Maharshak’s duties and responsibilities under the agreement that, in either case, is not promptly remedied within 30 days after we give written notice specifying such failure or breach; and (ii) conviction for a felony, which conviction is not subject to any further right of appeal. If Mr. Maharshak’s employment is terminated (either by the Company or by him in circumstances of a Deemed Dismissal (as defined)) as a result of Change of Control (as defined above), he will be entitled to receive his monthly compensation for the greater of   (i) a period of six months following such date of termination; or (ii) the remaining period from the date of termination until the expiration of the initial term of the agreement. In addition, if Mr. Maharshak’s employment is terminated for any reason other than cause, all his unvested options shall vest and be immediately exercisable. Mr. Maharshak has also agreed to customary non-competition and non-solicitation provisions during the term of the agreement and for 12 months after termination. The agreement is governed by Israeli law.
Additional Benefits
As is customary in Israel, we provide automobiles for our executive officers. In addition, our executive officers participate in customary benefit plans available to all of our Israeli-based employees.
C.    Board Practices
See “— Directors and Senior Management” for the dates of expiration of the current term of office for each of our directors, as well as the period during which each of our directors has served in that office. See “—Compensation — Employment Agreements” for a summary of our employment agreements of our executive directors.
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
Only our executive directors are authorized to represent us by signing contracts or entering into other dealings with third parties. However, all material contracts and other material actions to be taken by the executive directors (e.g., material litigation) will be subject to prior approval of the board as a whole.
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
Approximately one-third of our board of directors will be elected annually. Directors will generally be elected for a three-year term expiring at the end of the annual general meeting of shareholders held in the third year following their election. However, the initial terms of office of Messrs. Desheh and Neustadter will expire at the end of our annual general meeting of shareholders held in 2016. The terms of office of Messrs. Tomaso Poggio and Eli Barkat and Dr. Judith Richter will expire at the end of our annual general meeting of shareholders held in 2017. The terms of office of Messrs. Shashua and Aviram will expire at the end of our annual general meeting of shareholders held in 2018. Upon any increase or decrease in the number of directors, or in the case of an election of a new director to fill a vacancy created by a director not completing his or her term of office, the newly elected board member may be elected for a shorter or longer term of office than three years, so as to ensure that the terms of office of approximately one-third of the entire number of directors expire each year.
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
The principal duties and responsibilities of the Compensation Committee are as follows:
•
to review, evaluate and make recommendations to the full board of directors regarding our compensation policies for our directors and executive officers and establish performance-based incentives that support our long-term goals, objectives and interests;

•
to review and approve the compensation programs and arrangements applicable to our directors and executive officers and the compensation of our non-executive directors and all employees who report directly to our executive directors and other members of our senior management other than executive directors;

•
to review and make recommendations to our board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•
to review, and recommend for approval by our board of directors and general meeting of shareholders, the compensation of, and reimbursement policies for, our non-executive directors;

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
D.    Employees
As of December 31, 2015, we employed an aggregate of 542 full-time-equivalent employees, including 395 full-time-equivalent employees engaged in research and development, primarily in Israel; 52 full time-equivalent employees in general management, administration and finance; 70 full time-equivalent employees in sales and marketing; and 25 full time-equivalent employees in operations, manufacturing and quality assurance. We also have 550 full time-equivalent personnel in quality assurance employed by an exclusive subcontractor in Sri Lanka.
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
E.    Beneficial Ownership of Executive Officers and Directors
The following table sets forth information regarding the beneficial ownership of our outstanding 219,228,420 ordinary shares as of April 1, 2016 of each of our directors and executive officers individually and as a group (ordinary shares subject to options exercisable within 60 days of March 31, 2016).
	Number of Shares Beneficially Held	Percent of Class
Executive officers and directors
Prof. Amnon Shashua(1)	17,896,595	8.2%
Ziv Aviram(2)	17,889,714	8.2%
Ofer Maharshak	123,840	*
Gaby Hayon	145,190	*
Elchanan Rushinek	75,000	*
Itay Gat	181,000	*
Eli Barkat	10,000	*
Eyal Desheh	105,000	*
Peter Seth Neustadter(3)	72,200	*
Prof. Tomaso A. Poggio	16,500	*
Judith Richter	10,000	*
All executive officers and directors as a group (11 persons)(4)	36,565,039	16.7%

*
Represents beneficial ownership or holdings of less than 0.1% of the outstanding ordinary shares.

(1)
Includes 8,125,000 ordinary shares subject to options exercisable within 60 days of March 31, 2016 and 2,200,000 unvested options.

(2)
Includes 7,875,000 ordinary shares subject to options exercisable within 60 days of March 31, 2016 and 2,200,000 unvested options.

(3)
Includes 50,000 unvested options. Mr. Neustadter shares voting and dispositive power with respect to 3,100 of these shares.

(4)
See notes (1) through (3) above.

Equity Incentive Plans
All grants of equity-based compensation for executive and non-executive directors must be approved by our general meeting of shareholders. In July 2014, our general meeting of shareholders adopted a resolution giving our board of directors the power to grant equity-based compensation from time to time to our directors, up to the maximum number of shares available for grant under our present and future equity incentive plans as in effect from time to time. The 2003 Plan provides only for the grant of stock options. In May 2014, our supervisory board increased the pool of options to be available under the 2003 Plan to up to 18% of the issued and outstanding shares of the Company. As of December 31, 2015, options to purchase approximately 27.2 million ordinary shares were outstanding of which options to purchase 16.0 million ordinary shares were vested as of that date, and all such outstanding options had a weighted average exercise price of  $4.79 per share. In addition, as of December 31 2015 281,181 RSUs were outstanding and all such outstanding RSUs had a weighted average grant date fair value of $41.0. In December 2014, our board of directors approved the 2014 Plan, which provides for grants of stock options, restricted shares and RSUs and became effective in January 2015. The maximum number of shares issuable pursuant to the 2014

Plan is 11.8 million, which, together with then outstanding options under the 2003 Plan, equaled 18% of the outstanding ordinary shares as of December 31, 2015. The Company does not expect to grant additional options under the 2003 Plan. Under Dutch law, our equity award plans do not require shareholder approval.
2003 Share Option Plan.   Our 2003 Plan was approved and adopted by our supervisory board in January 2004. In December 2013, the supervisory board extended the original ten-year term of the 2003 Plan by another ten years so that it will expire in January 2024. There is also an Israeli Appendix for option holders who are residents of Israel. The 2003 Plan provides for the grant of options to our and our subsidiaries’ directors, employees, officers, advisors and consultants. In connection with the extension of the 2003 Plan in December 2013, all then outstanding 6,136,175 options that were scheduled to expire before December 31, 2014 had their terms extended until December 31, 2016.
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
2014 Equity Incentive Plan.    Our 2014 Plan was approved by our board of directors in December 2014 and became effective in January 2015. The 2014 Plan also includes an Israeli Appendix for grantees who are residents of Israel. The 2014 Plan will remain in effect until suspended or terminated by our board of directors.
The 2014 Plan will be administered by our board of directors or our Compensation Committee, which determines, subject to Israeli and Dutch law, the grantees of awards and various terms of the grant. The 2014 Plan authorizes grants of options, restricted shares and restricted share units.
Options granted under the 2014 Plan will be exercisable at such times and under such conditions as are determined by our board of directors or Compensation Committee. Unless a shorter term is set by our board of directors or Compensation Committee with respect to a specific award, options will expire seven years from the grant date. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options issued under the 2014 Plan terminate on the date of such termination. If a grantee’s employment or service terminates due to death or disability, the grantee’s vested options may be exercised by him or her, or by his or her estate (as the case may be), for 12 months following death or disability (but not later than the end of the expiration term as set in the award agreement). If a grantee’s service or other relationship to our company terminates for any other reason, the grantee may exercise his or her vested options within 30 days after the date of such termination (or such different period as our Compensation Committee shall prescribe), unless earlier terminated in accordance with an agreement between the Company and the grantee. In addition to the shares reserved under the 2014 Plan, any options granted under the 2014 Plan that are terminated or forfeited for any reason without having been exercised, return to the pool under the 2014 Plan and enlarge the reserved shares under the 2014 Plan.
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
The Israeli Appendix to the 2014 Plan provides for granting options, restricted shares and restricted share units in compliance with Section 102 of the Ordinance. If awards under the 2014 Plan to Israeli employees are granted under the capital gains track of Section 102 of the Ordinance, in order to comply with the terms of the capital gains track, those awards, as well as the shares issued upon exercise of those awards and other shares received subsequently following any realization of rights with respect to such awards, such as a result of a share dividend or share split, are expected to be granted to a trustee for the benefit of the relevant employee, director or officer and held by the trustee for at least two years after the date of grant.
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
(i)
A change in our ownership, which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of our shares that, together with the shares previously held by such Person, constitutes more than 50% of the total voting power of our issued and outstanding shares; provided, however, that for purposes of this clause (i) , (1) the acquisition of beneficial ownership of additional shares by any one Person who is considered to already beneficially own more than 50% of the total voting power of our issued and outstanding shares will not be considered a Change in Control; and (2) if our shareholders immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of our shares immediately prior to the change in ownership, direct or indirect beneficial ownership of 50% or more of the total voting power of our issued and outstanding shares, such event shall not be considered a Change in Control under this clause (i) . For this purpose, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more companies or other business entities which own shares in the Company, either directly or through one or more subsidiary companies or other business entities;
(ii)
A change in our effective control, which occurs on the date that a majority of the members of our board of directors is replaced during any 12-month period by directors whose election is not endorsed by a majority of the members of our board of directors prior to the date of the election; or

(iii)
A change in the ownership of a substantial portion of our assets, which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from us that have a total gross fair market value equal to 50% or more of the total gross fair market value of all of our assets immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii) , a transfer to an entity that is controlled, directly or indirectly, by our shareholders immediately after the transfer will not constitute a change in the ownership of a substantial portion of our assets; for purposes of this subsection (iii) , gross fair market value means the value of our assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our 219,228,420 outstanding ordinary shares as of April 1, 2016, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is based on publicly available information.
	Number of Shares Beneficially Held	Percent of Class
5% shareholders
T. Rowe Price Associates, Inc.(1)	25,846,408	11.8%
Dr. Shmuel Harlap (2)	15,730,267	7.2%
Ameriprise Financial, Inc.(3)	13,801,419	6.3%
FMR LLC(4)	12,256,784	5.6%
Sands Capital Management, LLC(5)	12,219,040	5.6%
Other shareholders

(1)
As of December 31, 2015, as reported on Schedule 13G. T. Rowe Price Associates, Inc., 100 E. Pratt Street, Baltimore, Maryland 21202, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of the referenced shares and has sole voting with respect to 8,558,046 of those shares.

(2)
As of December 31, 2015, as reported on Schedule 13G. 755,250 ordinary shares are held by SHR Minua & Investments (1997) Ltd., of which Dr. Harlap is the sole shareholder. Dr. Harlap has sole voting and dispositive power with respect to the ordinary shares owned by SHR Minua & Investments (1997) Ltd. 583,440 ordinary shares are held by Colmobil Ltd., of which Dr. Harlap is a controlling shareholder. Dr. Harlap has sole voting and dispositive power with respect to the ordinary shares owned by Colmobil Ltd. 100,000 ordinary shares are held by Investment Insights Ltd., of which Dr. Harlap is the sole shareholder. Dr. Harlap has sole voting and dispositive power with respect to the ordinary shares owned by Investment Insights Ltd. Dr. Harlap’s address is c/o Colmobil Ltd., 20 Haamal St., Rosh Hayin, Israel.

(3)
As of December 31, 2015, as reported on Schedule 13G. Ameriprise Financial, Inc., 145 Ameriprise Financial Center, Minneapolis, Minnesota 55474, as the parent company of Columbia Management Investment Advisers, LLC, 225 Franklin Street, Boston, Massachusetts 02110, may be deemed to beneficially own the 13,642,882 held by Columbia Management Investment Advisers, LLC. Accordingly, the referenced shares include those shares separately held by Columbia Management Investment Advisers, LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

(4)
As of December 31, 2015, as reported on Schedule 13G. Fidelity Management & Research Company (“Fidelity”), 245 Summer Street, Boston, Massachusetts 02210, a wholly owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of the referenced securities as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the “Fidelity Funds”). Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(5)
As of December 31, 2015, as reported on Schedule 13G. Sands Capital Management, LLC, 1101 Wilson Blvd., Suite 2300, Arlington, Virginia 22209, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of the referenced shares and has sole voting with respect to 9,634,857 of those shares. Sands Capital Management, LLC clients include pension plans, endowments, foundations, mutual funds, charities, state and municipal government entities, Taft-Hartley plans, families, and individuals, among other types.

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
Company Founders Agreements
The Founders (Ziv Aviram and Professor Amnon Shashua) each entered into a Founders Agreement with us in connection with their original investment in us prior to our IPO (collectively, the “Founders Agreements”), pursuant to which each Founder agreed not to terminate his employment with us until the earlier of the third anniversary of the closing of our IPO (August 6, 2017), or an Acquisition (as defined below), and agreed not to compete with us or to solicit any of our employees, subject to customary exceptions. For purposes of the Founders Agreements, “Acquisition” means (i) the acquisition of Mobileye by one or more Persons (as defined therein) by means of a transaction or series of related transactions (including, without limitation, any merger or consolidation or recapitalization, but excluding any merger effected exclusively for the purpose of changing the domicile of Mobileye) unless Mobileye’s shareholders of record as constituted immediately prior to such transaction or series of transactions will, immediately after such transaction or series of transactions, hold a number of securities representing a majority of the voting power of the resulting or surviving entity, (ii) the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of Mobileye, whether in a single transaction or in a series of related transactions, to Persons that are not wholly owned subsidiaries of Mobileye or (iii) the closing of the transfer (whether by merger, consolidation or otherwise, but excluding any merger effected exclusively for the purpose of changing the domicile of Mobileye and any transaction or series of related transactions the sole purpose of which is to create a holding company that is owned in substantially the same proportions by the persons who held Mobileye’s securities immediately prior to such transaction or series of related transactions), in a transaction or series of related transactions, to a person or group of affiliated persons, of Mobileye’s securities if, after such closing, such person or group of affiliated persons would hold a majority of the voting power of Mobileye.
Indemnification Agreement
See “Item 6. Directors, Senior Management and Employees — Board Practices — Indemnification, Exculpation and Insurance.”
Relationship with OrCam Technologies Ltd.
In 2010, Professor Shashua and Mr. Aviram co-founded OrCam Technologies Ltd., an Israeli company that is developing artificial vision technology for the visually impaired and for other purposes. Professor Shashua is the Chairman of the Board and Chief Technology Officer, and Mr. Aviram is the President and Chief Executive Officer, of OrCam. Under their employment agreements with us, each of them has the right to spend a limited amount of time on other ventures, including OrCam. Other than Professor Shashua and Mr. Aviram, Mobileye and OrCam do not share any employees.
We sublease space in our Jerusalem facility to OrCam under a sublease agreement. The sublease agreement has been amended to increase the size of leased space and we expect additional amendments from time to time in the future. Each amendment has been approved by our Audit Committee in accordance with our Related Party Transaction Policy (described below). OrCam currently subleases 1,166 square meters (approximately 12,550 square feet) from us at our Jerusalem facility for monthly rent of  $29 per square meter inclusive of management and maintenance fees and payment by OrCam of certain other obligations, including insurance and municipal taxes. The current lease term expires on August 1, 2016 with automatic one year renewals, provided that OrCam satisfies the renewal requirements. We believe the sublease terms are comparable to those that would have been reached in an arm’s-length negotiation.
August 2013 Sale of Primary and Secondary Shares
On June 28, 2013, we entered into a share purchase agreement with an investor pursuant to which we agreed to sell and issue to the investor 4,297,995 Class F1 Shares at a purchase price of $6.98 per share for total consideration of $30,000,000. On the same day, investors, including the investor in the preceding sentence, entered into an agreement with us and a newly formed Dutch private company (“Newco”), which owned 500 of our ordinary shares, pursuant to which Newco agreed to sell to the investors an aggregate of 10,028,655 of our Class F1 shares and 41,547,280 of our Class F2 shares for aggregate consideration of $360 million. In order to acquire the necessary shares to sell to the new investors, Newco made an offer to all of our shareholders to purchase the same number of shares of any class then outstanding. Each existing shareholder was entitled to participate in the offer to purchase on the same pro rata basis but if the offer to purchase was not fully subscribed, Newco agreed to purchase additional shares from tendering shareholders starting with the holders of the smallest amount of shares. Newco purchased 51,575,935 issued and outstanding Class A shares, ordinary shares (with liquidation preference), Class B, Class C, Class D and Class E shares from existing shareholders, at a purchase price of  $6.61 per share (which was the $6.98 purchase price paid by the investors to Newco net of transaction expenses). Newco then converted the 51,575,935 shares it had acquired from the existing shareholders into 10,028,655 Class F1 and 41,547,280 Class F2 shares. The closing of the purchase of the 4,297,995 Class F1 shares from the Company and the 10,028,655 Class F1 and 41,547,280 Class F2 shares from Newco occurred on August 22, 2013. The Goldman Sachs Group Inc. investors each of the Founders and our other executive officers all sold shares to Newco. After the sale by Newco to the investors, Newco merged into us. For information about the accounting treatment of this transaction, see note 8(d) to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F.
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
ITEM 8.    FINANCIAL INFORMATION
A.    Consolidated Statements and other Financial Information
See Item 18.
Legal Proceedings
We are from time to time involved in actions, claims, suits and other proceedings incidental to our business, including those arising out of breach of contracts, competition, intellectual property matters, personal injury claims and employment-related matters. Recently, a complaint was filed against us and our U.S. subsidiary in the United States by an individual alleging that certain of our aftermarket products infringe one patent and seeking injunctive relief and unspecified monetary damages. At this stage, we believe that this action will not have a material impact on our financial results or operations. It is our opinion that the outcome of such matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. With respect to warranty matters, although we cannot ensure that the future costs of warranty claims by customers will not be material, we believe our established reserves are adequate to cover potential warranty settlements. However, the final amounts required to resolve these matters could differ materially from our recorded estimates.
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
	U.S.$
	Price Per Ordinary Share
	High	Low
Annual:
2015	$64.14	$33.66
2014 (from August 1, 2014)	57.70	32.15
Quarterly:
Second Quarter 2016 (through April 8, 2016)	$37.49	$35.98
First Quarter 2016	42.28	24.54
Fourth Quarter 2015	49.91	39.51
Third Quarter 2015	64.14	42.5
Second Quarter 2015	55.41	40.46
First Quarter 2015	49.99	33.66
Fourth Quarter 2014	57.70	39.70
Third Quarter 2014 (from August 1, 2014)	56.60	32.15
Monthly:
April 2016 (through April 8, 2016)	$37.49	$35.98
March 2016	37.29	33.17
February 2016	32.46	24.54
January 2016	42.28	26.6
December 2015	44.27	39.51
November 2015	48.54	41.9
October 2015	49.91	43.74
As of December 31, 2015, we had 43 holders of record of our ordinary shares.
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
Repurchase of Shares
In June 2015, our shareholders at their annual general meeting of shareholders authorized our board of directors to repurchase up to 10% of our issued share capital, during the 18-month period ending December 25, 2016, on the open market, through privately negotiated transactions or in one or more self-tender offers, for a price per share not less than the nominal value of a share and not greater than 110% of the most recent available (as of the time of repurchase) price of a share on any securities exchange on which our shares are listed or quoted.
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
C.    Material Contracts
See “Item 3. Key Information — Property, Plants and Equipment” for a description of the Company’s lease agreement for its principal offices. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with OrCam Technologies Ltd.” for a description of a sublease of a portion of the leased space. See “Item 4. Information on the Company — Business Overview — Manufacturing” for a description of the Company’s manufacturing agreement with STMicroelectronics N.V. The Company has entered into purchase contracts with Magna Electronics and Autoliv Electronics AB. Each of these agreements is an exhibit to this Annual Report on Form 20-F.
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

E.    Taxation
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
General
The following is a description of certain U.S. federal income tax considerations to a U.S. Holder (as defined below) relating to the acquisition, ownership and disposition of our ordinary shares and debt securities. This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of our ordinary shares or debt securities and that will hold our ordinary shares or debt securities as capital assets for U.S. federal income tax purposes. This description does not address many of the tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:
•
banks, certain financial institutions or insurance companies;

•
real estate investment trusts, regulated investment companies or grantor trusts;

•
dealers or traders in securities, commodities or currencies;

•
tax-exempt entities;

•
certain former citizens or long-term residents of the United States;

•
persons that received our ordinary shares or debt securities as compensation for the performance of services;

•
persons that will hold our ordinary shares or debt securities as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•
partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our ordinary shares or debt securities through such an entity;

•
S-corporations;

•
persons whose “functional currency” is not the U.S. dollar;

•
persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our ordinary shares; or

•
persons holding our ordinary shares or debt securities in connection with a trade or business conducted outside the United States.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, the Medicare contribution tax on net investment income, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares or debt securities.
This description is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or debt securities or that the IRS’s position would not be sustained.
For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares or debt securities that, for U.S. federal income tax purposes, is:
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

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares or debt securities, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.
Holders should consult their tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares or debt securities.
Ordinary Shares
This subsection describes certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares.
Distributions
Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution made to a U.S. Holder with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain pro rata distributions of our ordinary shares to all our shareholders, generally will be includible in the U.S. Holder’s income as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for preferential rates of taxation with respect to dividends on ordinary shares provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, dividends on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.
Dividends paid to U.S. Holders with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against U.S. federal income tax liability. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” but could, in the case of certain U.S. Holders, constitute “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if certain minimum holding period requirements are not satisfied. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent they will be entitled to this credit.
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
Sale, Exchange or Other Disposition of Ordinary Shares
Subject to the discussion below under “Passive Foreign Investment Company Considerations,” U.S. Holders generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on the sale, exchange or other disposition and the holder’s tax basis in our ordinary shares, and any gain or loss will be capital gain or loss. The tax basis in an ordinary share generally will be equal to the cost of the ordinary share. For non-corporate U.S. Holders, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation if such non-corporate U.S. Holder’s holding period for such ordinary shares exceeds one year on the date of such sale, exchange or other disposition (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.
Passive Foreign Investment Company Considerations
If we were to be classified as a PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.
A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either
•
at least 75% of its gross income is “passive income,” or

•
at least 50% of the average quarterly value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income.

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
Based on our most current estimates of our gross income and the value of our assets (which is based on our share price), we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2016. However, our PFIC status for each taxable year may be determined only after the end of such year and will depend on the composition of our income and assets, our activities and the value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time.
Therefore, there can be no assurance that we will not be considered a PFIC for 2016 or any other taxable year. If we are a PFIC then unless a U.S. Holder makes one of the elections described below, a special tax regime will apply to both (i) any “excess distribution” by us to that U.S. Holder (generally, the U.S. Holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by the holder in the shorter of the three preceding years or its holding period for our ordinary shares) and (ii) any gain realized on the sale or other disposition of the ordinary shares.

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
Debt Securities
This subsection describes certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our debt securities. This subsection assumes that the debt securities have a term that exceeds one year, that the issue price of the debt securities, as determined for U.S. federal income tax purposes, equals the principal amount and that the U.S. Holder purchases the debt securities at the principal amount. Any special U.S. federal income tax considerations relevant to a particular issue of the debt securities, including a debt security having a term of one year or less, will be provided in the applicable prospectus supplement.

Payments of Interest
Stated interest on a debt security will generally be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Unless an applicable prospectus supplement states otherwise, interest income on a debt security generally will be considered foreign source income and, for purposes of the U.S. foreign tax credit, generally should constitute “passive category income,” but could, in the case of certain U.S. Holders, constitute “general category income” (see “— Ordinary Shares — Distributions” for a discussion of the U.S. foreign tax credit).
Sale, Exchange, Retirement or Other Disposition of Debt Securities
Upon the sale, exchange, retirement or other disposition of a debt security, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued and unpaid interest, which will be treated as a payment of interest for U.S. federal income tax purposes) and the adjusted tax basis of the debt security. A U.S. Holder’s adjusted tax basis in a debt security will, in general, be the U.S. Holder’s cost for the debt security. Such gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for preferential rates of taxation. The deductibility of capital losses is subject to limitations. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a debt security generally will be considered U.S. source gain or loss.
Information Reporting and Backup Withholding
In general, information reporting requirements will apply to dividend payments on ordinary shares and to proceeds of sale of ordinary shares paid to U.S. Holders other than certain exempt recipients, and to payments of principal and interest paid on debt securities and to proceeds of sale of debt securities paid to U.S. Holders other than certain exempt recipients. A backup withholding tax may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income.
Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against such U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Foreign Asset Reporting
Certain U.S. Holders may be required to report information relating to an interest in our ordinary shares or debt securities, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares or debt securities.
Foreign Account Tax Compliance Act
The Hiring Incentives to Restore Employment Act, which was enacted in 2010 and contains provisions from the former Foreign Account Tax Compliance Act of 2009 (“FATCA”), encourages foreign financial institutions to report information about their U.S. account holders (including holders of certain equity or debt interests) to the IRS. Foreign financial institutions that fail to comply with the withholding and reporting requirements of FATCA and certain account holders that do not provide sufficient information under the requirements of FATCA are subject to a 30% withholding tax on certain payments they receive, including foreign passthru payments (which may include payments made by us with respect to our ordinary shares or debt securities). Withholding on foreign passthru payments will not be required with respect to payments made before January 1, 2017. The term “foreign passthru payment” is not currently defined in U.S. Treasury Regulations. Obligations (which do not include our ordinary shares) that give rise to foreign passthru payments are grandfathered if the obligation is executed on or before the date that is six months after the date on which final regulations defining the term “foreign passthru payment” are adopted.

As discussed above, since the term “foreign passthru payment” is not defined in U.S. Treasury Regulations, the future application of FATCA withholding tax on foreign passthru payments to holders of ordinary shares or debt securities is uncertain. If a holder of ordinary shares or debt securities is subject to withholding there will be no additional amounts payable by way of compensation to the holder of such securities for the deducted amount. Holders of ordinary shares or debt securities should consult their own tax advisors regarding this legislation in light of such holder’s particular situation.
The above description is not intended to constitute a complete analysis of all U.S. federal income tax consequences relating to acquisition, ownership and disposition of our ordinary shares and debt securities. Holders should consult their tax advisors concerning the U.S. federal income tax consequences of their particular situations.
MATERIAL ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS
The following description is not intended to constitute a complete analysis of all Israeli tax consequences relating to the acquisition, ownership and disposition of our ordinary shares or debt securities. You should consult your own tax advisor concerning the Israeli tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any other state, local, foreign or other taxing jurisdiction, resulting from the acquiring, holding and disposing of the ordinary shares or the debt securities and receiving dividends, payments of interest, principal and/or other amounts under the ordinary shares and debt securities. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.
General
We have our headquarters in Israel and our significant subsidiary, Mobileye Vision Technologies Ltd. (“MVT”), is incorporated in Israel. The following is a summary of certain aspects of the current tax structure applicable to companies in Israel, with special reference to its effect on us (and our operations, in particular) following our becoming a resident of the State of Israel for tax purposes in July 2014, as further discussed below. The following also contains a discussion of the major Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts in Israel will accept the views expressed in this discussion. This discussion does not address all of the Israeli tax provisions that may be relevant to us.
Reorganization and Transfer of Residency for Tax Purposes
Prior to our IPO in August 2014, we reorganized our internal corporate structure and all of our intellectual property, formerly owned by our Cypriot subsidiary, was transferred to MVT (“Reorganization”). In connection with such reorganization, we received the Reorganization Ruling providing that, among others, the Reorganization will not trigger any tax in Israel and will not violate any of the Israeli tax covenants to which MVT and its shareholder are bound pursuant to previous tax rulings. Furthermore, according to the Reorganization Ruling, the transfer of the intellectual property to MVT does not trigger any tax event in Israel in accordance with section 104B(f) of the Ordinance subject to compliance with the terms of such section and the regulations promulgated thereunder (including certain limitations on the transferability of the shares of MVT and the Cypriot subsidiary). Under the Reorganization Ruling, transfer of the intellectual property to any third party will be subject to the ITA’s approval. We have received opinions from Cyprus counsel and Dutch counsel that the Reorganization should not result in any tax liability under the laws of Cyprus or The Netherlands, respectively, although there can be no assurance that the relevant tax authorities might determine that such taxes are not owed. In addition, prior to our IPO, we took the necessary steps, including shareholders’ approval, to transfer all tangible assets and all liabilities of our Cypriot subsidiary to MVT, as well as to transfer the effective management of Mobileye N.V. and the management and control of our Cypriot subsidiary to Israel in order for them to become Israeli tax residents. The Reorganization Ruling contains additional conditions, including conditions relating to cancellation of losses and cost basis, limitations on use of tax losses, tax credits, deductions and exemptions.

General Corporate Tax Structure in Israel
Israeli companies are generally subject to corporate tax, at the rate of 25% of a company’s taxable income for 2016 and thereafter. However, the effective tax rate payable by a company that derives income from a “Benefited Enterprise” or a “Preferred Enterprise” may be considerably lower. See “Law for the Encouragement of Capital Investments, 1959.” Capital gains earned by Israeli companies are subject to tax at the regular corporate tax rate.
Besides being subject to the general corporate tax rules in Israel, we have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, the material ones of which are described below.
Law for Encouragement of Capital Investments, 1959
MVT, our Israeli subsidiary, has been entitled to “Benefited Enterprise” status under the Israeli Law for Encouragement of Capital Investments, 1959 (the “Investment Law”). The Investment Law was significantly amended effective April 1, 2005 (the “2005 Amendment”), and further amended as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new tax benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or to elect irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply.
The 2005 Amendment (“Benefited Enterprise”)
The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the “Benefits Period,” if it qualifies as a “Foreign Investors Company” (“FIC”), which is a company with a level of  “Foreign Investment,” as defined under law, of more than 25%.
The level of foreign investment is measured as the percentage of rights in the company (in the terms of shares, rights to profits, voting and appointment of directors), and of combined share capital and shareholder loans that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as an FIC is made on annual basis.
The 2011 Amendment has eliminated the definition of a FIC. However, according to the 2011 Amendment’s transitional provisions, the tax benefits of companies with Benefited Enterprise plans that opt to remain under the Benefited Enterprise regime in accordance with the Investment Law prior to the 2011 Amendment will be preserved.
In circular no. 3/2012 (the “Circular”), the ITA addressed its position regarding the implementation of the aforementioned transitional provisions. According to the Circular, a company’s foreign ownership percentage for purposes of Benefited Enterprise benefits status cannot exceed its percentage on December 31, 2010 (the last day before the 2011 Amendment was implemented).
A company qualifying for tax benefits under the 2005 Amendment that pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period or engages in certain actions that are treated as deemed dividends will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or lower rates in the case of a qualified FIC. In addition, dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15%, or such lower rate as may be provided in an applicable tax treaty. The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law, its regulations, and any ruling received from the ITA. In the event of failure to comply with these conditions, the entitlement to the benefits would be cancelled and MVT would be required to refund the amount of the tax benefits, adjusted to the Israeli Consumer Price Index, interest and other monetary penalties.
The 2011 Amendment (“Preferred Enterprise”)
The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes, inter alia, a company incorporated in Israel that is (i) not wholly owned by a governmental entity; (ii) owns a Preferred Enterprise, (iii) is controlled and managed from Israel, and subject to further conditions set forth in the Investment Law. From 2014 and thereafter, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%. MVT’s current location is subject to the reduced tax rate of 9%.
Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at the source at the rate of 20% with respect to dividends to be distributed after January 1, 2014, subject to certain conditions, or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if the funds are subsequently distributed to individuals or to non-Israeli residents (individuals and corporations), the withholding tax would apply).
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
MVT made an election to become a “Preferred Enterprise” in May 2014. In July 2014, we received a ruling regarding our Preferred Enterprise from the ITA (“Preferred Enterprise Ruling”), to the effect that following our Reorganization, MVT will be able to benefit from a reduced tax rate of approximately 9%, subject to fulfillment of the terms and conditions of the law and of such ruling.
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

•
Any MVT dividends shall be deemed first to be paid out of the undistributed income that was exempt from Israeli corporate tax generated by the Benefited Enterprise, which shall be subject to additional corporate tax at the MVT level and to the dividend distribution provisions of income derived by a Benefited Enterprise.

•
ITA’s approval is required prior to any transfer of MVT’s intellectual property to a third party.

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
Material Israeli Tax Consequences to Holders of Our Ordinary Shares
Mobileye N.V. is an Israeli resident company for tax purposes. Therefore, our distributions of dividends or investments in our own shares could be subject to tax in Israel. In addition, our distributions to Dutch holders of our ordinary shares may also be subject to Dutch dividend withholding tax. See “Material Dutch Tax Considerations — Material Dutch Tax Consequences of Owning Our Ordinary Shares — Dividend Withholding Tax” in this Annual Report on Form 20-F for a discussion of the Dutch dividend withholding tax in respect of dividends paid on our ordinary shares to a holder of ordinary shares who is, or who is deemed to be, a resident of The Netherlands for purposes of Dutch taxation.
Each holder of our ordinary shares is encouraged to consult his own tax advisor with respect to his tax liability and reporting obligations with respect to his income derived from the securities.
Capital Gains Taxes Applicable to Israeli Resident Shareholders
The Israeli law distinguishes between “Real Capital Gain” and “Inflationary Surplus” The Inflationary Surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.
From 2012 onwards, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares listed on a stock exchange, is generally 25%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “substantial shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. Individual shareholders whose income from the sale of securities is considered as business income are taxed at their marginal tax rates applicable to business income (up to 50%, including 2% excess tax, to the extent applicable in 2015).
The tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate which is currently 25% (in 2016).
Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged to withhold tax on the amount of consideration paid upon the sale of securities (or on the capital gain realized on the sale, if known) at the Israeli corporate tax rate (25% in 2016) for Israeli companies. In case the seller is an individual, the applicable withholding tax rate would be 25%.
Dividend Income Taxes Applicable to Israeli Resident Shareholders
Individuals, who are Israeli residents, are generally subject to Israeli income tax on dividends at the rate of 25%, or 30% if the recipient of such dividend is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the benefits period of a Benefited Enterprise, subject to certain time limitations, are generally subject to Israeli income tax at the reduced rate of 15%. Dividends paid out of income attributed to a Preferred Enterprise are generally subject to Israeli income tax at the source at the rate of 20%. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations, unless the dividends are distributed from taxable income that has accrued during the benefits period of a Benefited Enterprise, in which case they are taxable at the rate of 15%. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.
According to the Preferred Enterprise Ruling, any dividend distributed by MVT shall be deemed first to be paid out of the undistributed income that was exempt from Israeli corporate tax generated by the Benefited Enterprise, which shall be subject to additional corporate tax at the MVT level.
Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders
A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have directly or indirectly, alone or together with another, a controlling interest of 25% or more of any of the means of control in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption might not be applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be a business income.
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
Taxation of Non-Israeli Shareholders on Receipt of Dividends
Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%.With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate is 30%. However a distribution of dividends to non-Israeli residents is generally subject to Israeli income tax at a rate of 15% if the dividend is distributed from income attributed to a Benefited Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise.
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
If the dividend is attributable partly to income derived from a Benefited Enterprise or Preferred Enterprise, and partly from other sources of income, the income tax rate will be a blended rate reflecting the relative portions of the two types of income.
From a withholding tax perspective, under Israeli domestic law, dividends paid to a non-Israeli resident shareholder are subject to a withholding tax at a rate of 25% (for non-substantial shareholders) or 30% (for substantial shareholders) (however, dividends paid to a non-Israeli resident who is a “substantial shareholder” on publicly traded shares, like our ordinary shares, which are held via a “nominee company,” as defined under the Securities Law, 1968, are generally subject to Israeli withholding tax at a rate of 25%), while dividends paid out of income attributed to an Benefited Enterprise are generally subject to withholding tax at a rate of 15% and dividends paid out of a Preferred Enterprise are generally subject to a withholding tax at a rate of 20%, unless a reduced rate is provided under an applicable tax treaty, provided that a certificate from the ITA allowing for the reduced withholding tax rate is obtained in advance. When the amount of tax due is not fully withheld at source, such non-Israeli resident is obligated to file a tax return, report his Israeli income and pay the balance of the amount of tax due.
Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally the maximum rate of withholding tax on dividends, not generated by Benefited Enterprises, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividends, is 12.5%, provided that no more than 25% of our gross income of such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Benefited Enterprise or a Preferred Enterprise are subject to withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.
According to the Preferred Enterprise Ruling, any dividend distributed by MVT shall be deemed first to be paid out of the undistributed income that was exempt from Israeli corporate tax generated by the Benefited Enterprise, which shall be subject to additional corporate tax at the MVT level and to the dividend distribution provisions derived by a Benefited Enterprise. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.
Material Israeli Tax Consequences of Owning Our Debt Securities
Mobileye N.V. is an Israeli resident company for tax purposes. Therefore, payments of interest, principal and/or other amounts under the debt securities and dispositions of such debt securities could be subject to tax in Israel. This subsection assumes that the issue price of the debt securities, as determined for Israeli tax purposes, equals the principal amount and that the holder of such debt securities purchases the debt securities at the principal amount. Specific income tax considerations relevant to a particular issue of the debt securities will be provided in the applicable prospectus supplement.
Capital Gain on the Sale, Exchange or Disposition of the Debt Securities by Israeli Residents
Israeli Resident Individuals.   Generally, the tax rate applicable to Real Capital Gains derived by Israeli individuals from the sale of securities, which were purchased after January 1, 2012, is 25%, unless the holder claims a deduction for interest and linkage fluctuation expenses in connection with the purchase and holding of such securities, in which case the gain will generally be taxed at a rate of 30%.
Additionally, if a holder is considered to be a “substantial shareholder,” as explained above, at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%.

Notwithstanding the above, capital gains from the sale of debentures or commercial securities that are not index linked, shall be taxed at a rate of no more than 15%, or 20% in respect of a substantive shareholder, and all the capital gain shall be “Real Capital Gain.”
Holders dealing in securities in Israel for whom the income from the sale of securities is considered business income for the purposes of Israeli law are taxed at the marginal tax rates applicable to business income (up to 50%, including a 2% excess tax, to the extent applicable).
Israeli Resident Corporations.   Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of securities is the general corporate tax rate (25% in 2016).
Withholding Duties and Reporting Obligations.   Payors of consideration for traded securities, including the purchaser, the Israeli stockbroker effectuating the transaction, or the financial institution through which the sold securities are held, are required to withhold tax upon the sale of publicly traded securities from the consideration or from the Real Capital Gain derived from such sale, as applicable, at a rate of 25% for individuals (or 15% if the asset is not fully linked to any index, as defined under law) or at the corporate tax rate ( 25% in 2016) for corporations, subject to any of the foregoing exemptions or reduced tax rates under applicable tax treaties and/or under the domestic law. The ITA may request a recipient to provide documentation or evidence confirming the recipient’s eligibility for reduced tax rates or an exemption from withholding tax.
The Israeli law imposes certain reporting obligations with respect to the sale of securities traded on a stock exchange. Thus, for example, in the case that not all tax due was withheld at source, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be made by January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. Capital gain is also reportable on the annual income tax return.
Capital Gain on the Sale, Exchange or Disposition of the Debt Securities by Non-Israeli Residents
In general, non-Israeli residents are subject to Israeli tax on capital gains derived in Israel, unless exemptions under the domestic law or an applicable tax treaty provide otherwise.
Non-Israeli residents may qualify for an exemption from tax on capital gains derived from the sale, exchange or disposition of securities that are publicly traded, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the securities were purchased after being listed for trade and (iii) a non-Israeli corporation will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of more than 25% in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. These exemptions may also not be applicable to a person whose gains from selling or otherwise disposing of the securities are deemed to be a business income.
In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty, provided that a certificate from the ITA allowing for a reduced withholding tax rate is obtained in advance. For example, a holder of the debt securities who (i) is a U.S. resident for purposes of the treaty; (ii) holds the debt securities as a capital asset; and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax, subject to certain exceptions.
In other cases, non-Israeli residents pay capital gains tax in accordance with the rules and the rates applicable to residents, as described above. However, non-Israeli residents investing in foreign currency may elect to apply the relevant exchange rate rather than the inflation rate to compute the inflationary amount.
Due to certain in-clarities in current legislation and in order to facilitate the required documents for concluding a debt securities’ holder as a foreign resident, tax withholding upon redemption shall be determined by a specific ruling. If payment is made to holders of debt securities not via Financial Institutions as defined under Israeli regulations, we may be subject to additional withholding liabilities.
Payment of Interest and Linkage Differentials Income (“Interest”) to Israeli Residents
Israeli Resident Individuals.   Generally, interest will be treated as derived from Israeli sources if the payor is located in Israel. Subject to the eligibility of each individual Israeli resident, interest income may be recognized on a cash basis (i.e., upon receipt) or on an accrual basis. Foreign exchange fluctuations on securities are generally taxable at redemption or sale as part of the capital gain. In principle, Israeli resident individuals are subject to capital gain tax on their Real Capital Gain. In a case where the exchange rate is considered to be an “Index,” income derived from foreign exchange fluctuations should not be subject to tax.
Interest income is generally subject to tax at a rate that does not exceed 25%.   Notwithstanding the above, an individual would be subject to tax on interest income, calculated on a marginal rate (with the interest income being the highest bracket), if any of the following occur: (i) the interest is considered business income, or is registered or has to be registered in the individual’s books of accounts; (ii) the individual has deducted interest expenses and linkage fluctuation expenses with respect to the debt securities; (iii) the individual is a substantial shareholder of the company; or (iv) the individual is related to the company (such as an employee or independent contractor), unless it is proven that the interest rate is not influenced by such relationship.
Israeli Resident Corporations.   Israeli resident companies are subject to tax on their worldwide interest and linkage differentials income at the corporate tax rate (25% in 2016).
Withholding Duties.   Payors of interest, including an Israeli broker who effectuates a transaction, or a financial institution through which the securities are held, are generally required to withhold tax on payments of interest at a rate of 25% for individuals who is not considered to be a “substantial shareholder” (or 15% if the asset is not fully linked to any index). To the extent that such individual is a substantial shareholder or has other special relations with the company (e.g., employee, supplier, service provider) the tax withholding rate would be the highest marginal rate (currently 48%). The tax withholding from corporations would be at the corporate tax rate (25% in 2016), subject to any applicable exemptions or reduced tax rates.
Payments of Interest to Non-Israeli Holders
Generally, the same tax rules governing Israeli residents regarding payments of interest and linkage differentials are applicable to non-Israeli residents. Thus, an Israeli company paying interest on a debt security denominated in a foreign currency to an individual who is a non-Israeli resident is required to withhold tax at a rate of 25% (or 15% if the asset is not fully linked to any index), except for interest paid to “substantial shareholders” (generally, shareholders who hold directly or indirectly, including with others, at least 10% of any means of control in the company) or to other individual who have special relations with the company (such as an employee, supplier or service provider) in such a case the withholding tax would be at the highest marginal tax rate (currently 48%).
An Israeli company paying interest on a similar note to a corporate entity will be subject to withholding tax in accordance with the applicable corporate tax rate for the year in which the interest is paid (such rate is 25% in 2016).
Taxes to be withheld from interest paid to non-Israeli residents by an Israeli company may be reduced under an applicable tax treaty, subject to the receipt of a valid certificate from the ITA allowing for a reduced tax rate. For example, under the United States-Israel tax treaty, the Israeli withholding tax rate on such gross interest amounts paid by an Israeli company to a US resident (for the purposes of the treaty) shall not exceed 17.5% whether the recipient is an individual or a corporation, subject to certain exceptions.
Excess Tax
Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding New Israeli Shekels 810,720 for 2015, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty. Unless stated otherwise, all tax rates referred to below are exclusive of this excess tax.
Estate and Gift Tax
Israeli law, presently, does not impose estate or gift taxes.

MATERIAL DUTCH TAX CONSIDERATIONS
General
The following description is not intended to constitute a complete analysis of all the Dutch tax consequences relating to the acquisition, ownership and disposition of our ordinary shares and debt securities. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction other than The Netherlands.
The information set out below is a summary of certain material Dutch tax consequences of the acquisition, ownership and disposition of our ordinary shares and debt securities. This summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant to a particular holder of our ordinary shares or debt securities. Such holders may be subject to special tax treatment under any applicable law and this summary is not intended to be applicable in respect of all categories of holders of our ordinary shares or debt securities.
This summary is based on the tax laws of The Netherlands as in effect on December 31, 2015, as well as regulations, rulings and decisions of The Netherlands or of its taxing and other authorities available in printed form on or before such date and now in effect, and as applied and interpreted by Netherlands courts, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.
Because it is a general summary, prospective holders of our ordinary shares or debt securities should consult their own tax advisors as to the Dutch or other tax consequences of the acquisition, ownership and disposition of our ordinary shares or debt securities including, in particular, the application to their particular situations of the Dutch tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.
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
For Dutch tax purposes, a holder of our ordinary shares or debt securities may include an individual who, or an entity which, does not have the legal title to our ordinary shares or debt securities, but to whom our ordinary shares or debt securities are nevertheless attributed based either on such individual or entity holding a beneficial interest in our ordinary shares or debt securities or based on specific statutory provisions.
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
Tax on Income and Capital Gains General
The description of taxation set out in this section of this Annual Report on Form 20-F is not intended for any holder of our ordinary shares or debt securities, who:
•
is an individual and for whom the income or capital gains derived from the ordinary shares or debt securities are attributable to employment activities the income from which is taxable in The Netherlands;

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

Generally a holder of our ordinary shares or debt securities will have a substantial interest in us within the meaning of the fifth bullet point above if he holds, alone or together with his partner (a statutorily defined term), whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire shares, whether or not already issued, which represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares) or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds. A holder of our ordinary shares or debt securities will also have a substantial interest in us if one of certain relatives of that holder or of his partner (a statutorily defined term) has a substantial interest in us.
If a holder of our ordinary shares or debt securities does not have a substantial interest, a deemed substantial interest will be present if  (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, without recognizing taxable gain.
Residents of The Netherlands Individuals
An individual who is resident or deemed to be resident in The Netherlands (a “Dutch Resident Individual”) and who holds our ordinary shares or debt securities will be subject to Netherlands income tax on income and/or capital gains derived from our ordinary shares or debt securities at progressive rates (up to 52%; rate for 2015) if:

•
the holder derives profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), to which enterprise our ordinary shares or debt securities are attributable; or

•
the holder derives income or capital gains from our ordinary shares or debt securities that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Netherlands Income Tax Act 2001), which include the performance of activities with respect to our ordinary shares or debt securities that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

If the conditions above do not apply, any holder of our ordinary shares or debt securities who is a Dutch Resident Individual will be subject to Netherlands income tax on a deemed return regardless of the actual income and/or capital gains derived from our ordinary shares or debt securities. This deemed return has been fixed at a rate of 4% of the individual’s yield basis (rendementsgrondslag) insofar as this exceeds a certain threshold (heffingsvrijvermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets (including, as the case may be, our ordinary shares or debt securities) held by the Dutch Resident Individual less the fair market value of certain qualifying liabilities, both determined on January 1 of the relevant year. The deemed return of 4% will be taxed at a rate of 30% (rate for 2015).
Entities
An entity that is resident or deemed to be resident in The Netherlands (a “Dutch Resident Entity”) will generally be subject to Netherlands corporate income tax with respect to income and capital gains derived from our ordinary shares and debt securities. The Netherlands corporate income tax rate is 20% for the first €200,000 of the taxable amount, and 25% for the excess of the taxable amount over €200,000 (rates applicable for 2015).
Non-Residents of The Netherlands
A person who is neither a Dutch Resident Individual nor Dutch Resident Entity (a “Non-Dutch Resident”) and who holds our ordinary shares or debt securities is generally not subject to Netherlands income tax or corporate income tax on income and capital gains derived from our ordinary shares or debt securities, provided that:
•
such Non-Dutch Resident does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, our ordinary shares or debt securities are attributable or deemed attributable;

•
in the case of a Non-Dutch Resident who is an individual, such individual does not derive income or capital gains from our ordinary shares or debt securities that are taxable as benefits from “miscellaneous activities” performed or deemed to be performed in The Netherlands (resultaat uit overige werkzaamheden in Nederland, as defined in the Netherlands Income Tax Act 2001), which include the performance of activities with respect to our ordinary shares or debt securities that exceed regular, active portfolio management (normaal, actief vermogensbeheer);

•
in the case of a Non-Dutch Resident who is not an individual, such Non-Dutch Resident is neither entitled to a share in the profits of an enterprise effectively managed in The Netherlands nor co-entitled to the net worth of such enterprise, other than by way of the holding of securities, to which enterprise our ordinary shares or debt securities or payments in respect of our ordinary shares or debt securities are attributable; and

•
in the case of a Non-Dutch Resident who is an individual, such individual is not entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise our ordinary shares or debt securities or payments in respect of our ordinary shares or debt securities are attributable.

A Non-Dutch Resident that nevertheless falls under any of the exclusions above, may be subject to Netherlands income tax or Netherlands corporate income tax on income and capital gains derived from our ordinary shares or debt securities. In case such holder of our ordinary shares or debt securities is considered to be a resident of a country other than The Netherlands under the provisions of a double taxation convention The Netherlands has concluded with such country, the following may apply. Such holder of ordinary shares or debt securities may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation convention, be eligible for a full or partial exemption from, reduction or refund of Netherlands taxes (if any) on (deemed) income or capital gains in respect of our ordinary shares or debt securities, provided such holder is entitled to the benefits of such double taxation convention.
Gift or Inheritance Tax
No Netherlands gift or inheritance taxes will be levied on the transfer of our ordinary shares or debt securities by way of gift by or on the death of a holder of our ordinary shares or debt securities, who is neither a resident nor deemed to be a resident of The Netherlands for the purpose of the relevant provisions, unless:
•
the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be a resident of The Netherlands for the purpose of the relevant provisions;

•
such holder dies while being a resident or deemed resident of The Netherlands within 180 days after the date of a gift of our ordinary shares or debt securities; or

•
the gift is made under a condition precedent and such holder is or is deemed to be a resident of The Netherlands at the time the condition is fulfilled.

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
Value Added Tax
No Netherlands value added tax will be payable by a holder of our ordinary shares or debt securities in consideration for the offer of our ordinary shares or debt securities (other than value added taxes on fees payable in respect of services not exempt from Netherlands value added tax).
Other Taxes and Duties
No Netherlands registration tax, custom duty, stamp duty or any other similar tax or duty, other than court fees, will be payable in The Netherlands by a holder of our ordinary shares or debt securities in respect of or in connection with the acquisition, ownership and disposition of our ordinary shares or debt securities.
Material Dutch Tax Consequences of Owning Our Ordinary Shares
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
If and to the extent dividends are paid on our ordinary shares to a holder of ordinary shares who is, or who is deemed to be, a resident of The Netherlands for purposes of Dutch taxation, such dividends are generally subject to withholding tax of 15% imposed by The Netherlands. Generally, the dividend withholding tax will not be borne by us, but we will withhold the dividend withholding tax from the gross dividends paid on our ordinary shares. In addition, our distributions to Dutch holders of our ordinary shares may also be subject to Israeli withholding tax. See “Material Israeli Tax Considerations and Government Programs — Material Israeli Tax Consequences to Holders of Our Ordinary Shares” in this Annual Report on Form 20-F for a discussion of the Israeli tax considerations in respect of distributions of dividends or investments in our own shares.
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

Material Dutch Tax Consequences of Owning Our Debt Securities
Any payments made under the debt securities will not be subject to withholding or deduction for, or on account of, any Dutch taxes.

No Dutch turnover taxes or taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, will be payable by or on behalf of a holder of debt securities by reason only of the issue, acquisition or transfer of the debt securities.
F.    Dividends and Paying Agents
Not applicable.
G.    Statement by Experts
Not applicable.
H.    Documents on Display
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file annual reports and file or furnish other information to the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
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
I.    Subsidiary Information
See Exhibit 8.1 to this Annual Report on Form 20-F.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ON MARKET RISK
A.    Quantitative and Qualitative Disclosures about Market Risk
A significant portion of our business is located outside the United States and, as a result, virtually most of the revenues of the Company and its subsidiaries are derived in United States dollar (the “Dollar”). we generate revenue and incur expenses denominated in currencies other than the U.S. dollar, a majority of which is denominated in the New Israeli Shekel and, to a much lesser extent, the Euro and other currencies. In 2015 and 2014, approximately 10% and 9%, respectively, of our sales were denominated in foreign currencies. As a result, our revenue can be affected by fluctuations in foreign currency exchange rates. Because we have foreign currency expenses, we believe foreign currency risk is partially offset. For example, an increase of 1% in the value of the New Israeli Shekel against the U.S. dollar would have increased our expenses by $0.4 million in the year ended December 31, 2015.

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
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

To date, the Company has used $27.0 million of the net proceeds of its August 2014 IPO (of the $30 million allocated for that purpose) to acquire EyeQ® chips for inventory. Pending permanent use, the remaining the net proceeds, approximately $168.9 million (before offering expenses), have been held in cash-equivalents or other highly liquid short-term investment-grade securities or deposits.
See “Item 10B. Additional Information — Memorandum and Articles of Association” in this Annual Report on Form 20-F for a discussion of an amendment to our articles of association with respect to the voting rights of the holders of our ordinary shares.
ITEM 15.
CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures
We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including our Chief Executive Office and Chief Financial Officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports.
B.    Management’s Annual Report on Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
Management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework in Internal Control — Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2015, our internal control over financial reporting was effective.

C.    Attestation Report of the Registered Public Accounting Firm
Our internal control over financial reporting as of December 31, 2015 has been audited by Kesselman & Kesselman, an independent registered public accounting firm, as stated in their report which appears on page F-3.
D.    Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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

ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm:
	December 31,
	2015	2014
	(in thousands)
Services Rendered
Audit(1)	$431	$1,115
Audit-related services(2)	43	25
Tax(3)	12	13
	486	1,153

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
ITEM 16F.
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.
ITEM 16G.
CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. As a foreign private issuer whose shares are listed on the NYSE, we have the option to follow certain Dutch corporate governance practices rather than those of the NYSE, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the following NYSE requirements:
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

Except as stated above, we comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. However, we will maintain compliance with the NYSE requirement that a majority of our board of directors be independent within the meaning of the NYSE regulations. We may in the future decide to rely on other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under NYSE listing requirements applicable to domestic issuers. For more information, see “Item 3. Key Information — Risk Factors — As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.”

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
Audited Consolidated Financial Statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Comprehensive Income
Consolidated Statements of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
ITEM 19.   EXHIBITS
Number	Exhibit Title
1.1	Amended and Restated Articles of Association as amended to date; incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K furnished to the SEC on December 13, 2014
1.2	Rules and Regulations (reglement) of the board of directors; incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-201614)
2.1	Global Registration Rights Agreement dated as of August 19, 2013, among the Registrant and all holders of Series D, E and F Shares; incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
2.2	Founders Agreement dated as of August 15, 2013, among the Registrant and the investors signatory thereto; incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
2.3	Founders Agreement dated as of August 19, 2013, among the Registrant and the investors signatory thereto; incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.1	The 2003 Share Option Plan, with Israeli Appendix, as amended; incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.2	The 2014 Equity Incentive Plan, with Israeli Appendix; incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (SEC File No. 333-201840)
4.3	Form of Indemnification Agreement; incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.4	Employment Agreement, dated July 24, 2014, between Mobileye Vision Technologies Ltd. and Amnon Shashua; incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)

Number	Exhibit Title
4.5	Employment Agreement, dated July 24, 2014, between Mobileye Vision Technologies Ltd. and Ziv Aviram; incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.6	Employment Agreement, dated July 27, 2014, between Mobileye Vision Technologies Ltd. and Ofer Maharshak; incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.7	Employment Agreement dated January 8, 1999, between Mobileye Vision Technologies Ltd. and Gaby Hayon; incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.8	Employment Agreement dated October 1, 2000, between Mobileye Vision Technologies Ltd. and Elchanan Rushinek; incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.9	Employment Agreement dated October 14, 2003, between Mobileye Vision Technologies Ltd. and Itay Gat; incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.10	English translation of Unprotected Leasing Agreement made as of January 31, 2008 by and between “Atirey Yeda” and Mobileye Vision Technologies Limited (the “Unprotected Leasing Agreement”); English summary of addendums thereto and English translation of addendum dated June 30, 2014; incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.11	English translation of addendum dated July 24, 2014 to the Unprotected Leasing Agreement; incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-201614)
4.12	Summary of a Sub-Lease Agreement dated April 24, 2012, between Mobileye Vision Technologies Ltd. and OrCam Technologies Ltd., and addendums thereto; incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-201614)
4.13†	Agreement dated October 17, 2006, between Mobileye Technologies Limited and STMicroelectronics N.V., as amended; incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.14†	Purchase Contract, effective February 8, 2011, between Mobileye Technologies Limited and Magna Electronics; incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.15†	Purchase Contract, effective June 12, 2012, between Mobileye Technologies Limited and Magna Electronics; incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.16†	Purchase Contract, effective June 12, 2012, between Mobileye Technologies Limited and Autoliv Electronics AB; incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.17	Form of terms and conditions; incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
8.1	List of Subsidiaries; incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
11.1	Code of Business Conduct, as adopted by the board of directors on July 27, 2014; incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-36566) filed on March 5, 2015.
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Number	Exhibit Title
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kesselman & Kesselman, independent registered public accounting firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†
Portions of this exhibit have been omitted pursuant to confidential treatment requests filed with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of Mobileye N.V.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Mobileye N.V. and its subsidiaries (the “Company”) at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting which was an integrated audit in 2015. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Note 9 to the consolidated financial statements, the Company changed the manner in which it accounts for the classification of deferred taxes in the consolidated balance sheets due to the adoption of ASU 2015-17, Balance Sheet Classification of Deferred Taxes.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited
Tel-Aviv, Israel
April 13, 2016

MOBILEYE N.V.

CONSOLIDATED BALANCE SHEETS
	December 31,
	2015	2014
	U.S. dollars in thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	152,692	339,881
Marketable securities	59,394	32,895
Trade accounts receivables, net	23,706	15,806
Inventories	42,676	17,626
Other current assets	14,817	12,135
TOTAL CURRENT ASSETS	293,285	418,343
LONG-TERM ASSETS
Marketable securities	260,982	—
Property and equipment, net	11,031	8,787
Severance pay fund	9,863	7,969
Other assets	2,453	1,307
TOTAL LONG-TERM ASSETS	284,329	18,063
TOTAL ASSETS	577,614	436,406
Liabilities and shareholders’ equity
CURRENT LIABILITIES
Accounts payable and accrued expenses	24,593	17,870
Employee related accrued expenses	5,341	3,961
Deferred revenues	6,635	570
Other current liabilities	6,687	5,169
TOTAL CURRENT LIABILITIES	43,256	27,570
LONG-TERM LIABILITIES
Accrued severance pay	12,020	9,350
Long-term tax liabilities	6,864	4,812
TOTAL LONG-TERM LIABILITIES	18,884	14,162
COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)
TOTAL LIABILITIES	62,140	41,732
SHAREHOLDERS’ EQUITY
Ordinary Shares, EUR 0.01 par value: 1,012,565,725 shares authorized at December 31, 2015 and 2014; 218,847,430 and 214,554,061 shares issued and outstanding at December 31, 2015 and 2014 respectively	2,558	2,511
Additional paid-in capital	577,212	523,315
Accumulated other comprehensive loss	(1,775)	(181)
Accumulated deficit	(62,521)	(130,971)
TOTAL SHAREHOLDERS’ EQUITY	515,474	394,674
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	577,614	436,406

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS
	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands except per share data
REVENUES	240,872	143,637	81,245
COST OF REVENUES	61,420	37,040	21,130
GROSS PROFIT	179,452	106,597	60,115
OPERATING COSTS AND EXPENSES:
RESEARCH AND DEVELOPMENT, net	43,393	36,930	22,309
SALES AND MARKETING	12,811	12,912	12,331
GENERAL AND ADMINISTRATIVE	45,509	71,437	10,277
OPERATING PROFIT (LOSS)	77,739	(14,682)	15,198
INTEREST INCOME	2,888	1,305	1,059
FINANCIAL INCOME (EXPENSES), net	(917)	(4,442)	1,389
PROFIT (LOSS) BEFORE TAXES ON INCOME	79,710	(17,819)	17,646
BENEFIT (TAXES) ON INCOME	(11,260)	(12,265)	2,274
NET INCOME (LOSS)	68,450	(30,084)	19,920
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
Amount allocated to participating shareholders	—	—	(16,105)
Adjustment as a result of benefit to participating shareholders	—	—	(229,832)
Net earnings (loss) applicable to Ordinary shares for 2015 and 2014 and applicable to Class A Ordinary shares for 2013	68,450	(30,084)	(226,017)
Basic	0.31	(0.28)	(6.03)
Diluted	0.29	(0.28)	(6.03)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER ORDINARY SHARE FOR 2015 AND 2014 AND PER CLASS A ORDINARY SHARES FOR 2013 (IN THOUSANDS)
Basic	217,362	107,942	37,477
Diluted	237,857	107,942	37,477

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands
NET INCOME (LOSS)	68,450	(30,084)	19,920
OTHER COMPREHENSIVE INCOME (LOSS)
Change in net unrealized gains (losses) on marketable securities	(1,905)	(63)	100
Less: reclassification adjustment for net losses (gains) included in net income	311	(730)	291
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(1,594)	(793)	391
TOTAL COMPREHENSIVE INCOME (LOSS)	66,856	(30,877)	20,311

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEYE N.V.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
	Number of shares	Amount	Additional paid in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity
	U.S. dollars in thousands (except for share number data)
BALANCE AT JANUARY 1, 2013	191,985,880	2,210	189,944	221	(120,807)	71,568
Issuance of shares, net of issuance costs	4,297,995	55	27,827			27,882
Exercise of options	6,229,270	85	9,661			9,746
Comprehensive income				391	19,920	20,311
Share-based compensation			13,131			13,131
BALANCE AT DECEMBER 31, 2013	202,513,145	2,350	240,563	612	(100,887)	142,638
Issuance of Ordinary shares in connection with initial public offering, net of issuance costs of $12.2 million	8,325,000	112	195,797			195,909
Exercise of options	3,715,916	49	10,102			10,151
Comprehensive loss				(793)	(30,084)	(30,877)
Share-based compensation			76,853			76,853
BALANCE AT DECEMBER 31, 2014	214,554,061	2,511	523,315	(181)	(130,971)	394,674
Exercise of options and vesting of RSUs	4,293,369	47	8,928			8,975
Comprehensive income				(1,594)	68,450	66,856
Share-based compensation			44,969			44,969
BALANCE AT DECEMBER 31, 2015	218,847,430	2,558	577,212	(1,775)	(62,521)	515,474

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	68,450	(30,084)	19,920
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,312	2,551	1,716
Exchange rate differences	(192)	3,087	(280)
Accrued severance pay	2,670	1,037	2,177
Loss (gain) from severance pay fund	(87)	510	(337)
Loss (gain) from marketable securities	311	1,139	(767)
Share-based compensation	44,969	76,853	13,131
Changes in asset and liabilities:
Trade accounts receivables, net	(7,900)	(3,316)	(5,389)
Other current assets	(1,730)	(2,795)	(4,103)
Inventories	(25,050)	(6,272)	(2,079)
Other long-term assets	(1,146)	(969)	(57)
Account payables and accrued expenses	6,232	6,056	3,593
Employee-related accrued expenses	1,380	623	775
Deferred revenues	6,065	(484)	(534)
Other current-liabilities	1,518	4,782	2
Long-term liabilities	2,052	3,410	420
Net cash provided by operating activities	100,854	56,128	28,188
CASH FLOWS FROM INVESTMENT ACTIVITIES
Net change in restricted and short-term deposits	(700)	2,769	5,216
Purchase of marketable securities	(456,377)	(19,361)	(24,166)
Proceeds from maturities of marketable securities	23,249	7,250	5,231
Proceeds from sales of marketable securities	143,742	24,002	9,111
Severance pay fund	(1,807)	(1,517)	(1,736)
Purchase of property and equipment	(5,065)	(5,378)	(2,592)
Net cash provided by (used in) investing activities	(296,958)	7,765	(8,936)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares, net of issuance costs	—	196,364	28,303
Exercise of options	8,769	10,151	9,746
Net cash provided by financing activities	8,769	206,515	38,049
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(187,335)	270,408	57,301
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	339,881	72,560	14,979
EXCHANGE RATE DIFFERENCES ON CASH AND CASH EQUIVALENTS	146	(3,087)	280
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	152,692	339,881	72,560
SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS
Non cash purchase of property and equipment	1,064	573	310
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	10,641	2,609	405

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEYE N.V.

Notes To Consolidated Financial Statements
NOTE 1   GENERAL
Organization
a.
Mobileye N.V. was incorporated in the Netherlands in 2001 and is the parent company of the following wholly owned subsidiaries: Mobileye, Inc., a company incorporated in the United States (the “US subsidiary”), Mobileye Technologies Ltd., a company incorporated in Cyprus (the “Cypriot subsidiary”), Mobileye Vision Technologies Ltd., a company incorporated in Israel (the “Israeli subsidiary”), Mobileye Japan Ltd, a company incorporated in Japan (the “Japanese subsidiary”), Mobileye Germany GmbH, a company incorporated in Germany (the “German subsidiary”) and Mobileye Auto Service (Shanghai) Co. Ltd. (the “Chinese subsidiary”).

b.
The Company (together with its subsidiaries, the “Company”) is a global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems (“ADAS”) and autonomous driving.

The Company’s Chief Operating Decision Maker (“CODM”) manages the Company on the basis of two reportable segments: (i) Original Equipment Manufacturing (“OEM”) and (ii) After Market (“AM”). The OEM segment supplies a core intelligence of complete systems to Tier 1 manufacturers in the automotive industry. In the OEM segment, the Company supplies a System on Chip (SoC) which includes core intelligence to be ultimately implemented within new vehicles through Tier 1 manufacturers who are system integrators to the automotive industry. In the AM segment, the Company sells a complete system, which offers a variety of advanced driver assistance functions to customers being primarily fleet commercial vehicles, new vehicle dealers and importers either directly or through distributors. See also note 2h and 12b for the Company’s major customers.
c.
On August 6, 2014, the Company completed its initial public offering (IPO), which included an issuance of 8,325,000 Ordinary shares (with no liquidation preference), at $25 per share, before underwriting discounts and commissions. The IPO generated proceeds to the Company of  $197.7 million net of underwriting discounts and commissions before $1.8 million of expenses related to the IPO. In connection with the IPO, the Company also generated proceeds of  $1.5 million from the exercise of 1,463,051 stock options.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
a. Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, and disclose contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the years reported. Actual results could differ from those estimates.
On an on-going basis, management evaluates its estimates, judgments and assumptions. The most significant estimates and assumptions relate to employee compensation in connection with equity awards, realizability of deferred tax assets, provision for uncertain tax positions and contingencies.
b. Functional currency
Most of the revenues of the Company and its subsidiaries are derived in the United States dollars (the “Dollar”). Most purchases of materials and components are also made in Dollars. The Company’s management believes that the currency of the primary economic environment in which the Company and its subsidiaries operate is the Dollar.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Thus, the Dollar is the functional and reporting currency of the Company and its subsidiaries. Accordingly, transactions in currencies other than the Dollar are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the Dollar are measured using the official exchange rate at the balance sheet date. The effects of foreign currency re-measurements are recorded in the consolidated statements of operations as “financial income (expenses).”
c. Principles of consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.
d. Cash and cash equivalents
Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible to cash and with original maturities of three months or less at acquisition.
e. Restricted bank deposits
Restricted bank deposits are deposits with maturities of more than three months but less than one year. Such short-term deposits are stated at cost which approximates market values. Short-term restricted bank deposits include approximately $3.1 million and $2.3 million as of December 31, 2015 and December 31, 2014, respectively. These deposits serve as collateral for bank guarantees, and are included in other current assets in the consolidated balance sheets.
f. Marketable securities
The Company accounts for investments in marketable debt securities in accordance with ACS 320, “Investments — Debt and Equity Securities.” Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.
The Company classifies its investments in marketable debt securities as available-for-sale. Accordingly, these securities are carried at fair value with unrealized gains and losses reported in accumulated other comprehensive income (loss) (“OCI”). Realized gains and losses on sales of investments are derived using the specific identification method for determining the cost of securities and are included in the consolidated statements of operations as “financial income (expenses), net”.
The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest and amortization and accretion of premiums and discounts on debt securities are recorded as interest income.
Investments with original maturities of less than one year from the balance sheet date, or investments that the Company intends to sell within one year, are classified as current assets, while all other securities are classified as non-current assets. The majority of the investments are classified as non-current as they have stated maturities of more than one year from the balance sheet date. However, management believes that these investments are liquid and generally available to meet short-term needs, if required.
The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

An other-than-temporary impairment has occurred if the Company does not expect to recover the amortized cost basis of the debt security. If the Company does not intend to sell the impaired debt security, and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis, the amount of the other-than-temporary impairment recognized is limited to the portion attributed to the credit loss. The remaining portion of the unrealized loss related to other factors is recognized in other comprehensive income (loss). A decline in value that is considered as other than temporary is included in the consolidated statements of operations as “financial income (expenses), net”.
g. Reclassifications
Certain comparative figures have been reclassified to conform to the current year presentation.
h. Risk factors
Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents which include short-term deposits, marketable securities and account receivables.
The majority of the Company’s cash and cash equivalents are invested in major banks domiciled in Israel and the U.S. Generally, these cash equivalents may be redeemed upon demand. Short term bank deposits (included in cash and cash equivalent) are held in financial institutions with high credit standing. Accordingly, management believes that these bank deposits have minimal credit risk.
The Company’s marketable securities include investments in government debentures and corporate debentures including financial institutions debentures. Marketable securities owned by the Company are deposited with major financial institutions, located in the United States and Europe. The credit risk associated with the Company’s marketable securities portfolio is minimal as the Company invests in diverse portfolio of highly-rated securities and the Company’s investment policy requires an average rating of A+, as determined by S&P, of the Company’s marketable securities portfolio and limits the amount that the Company may invest with any one type of investment or issuer (except for bonds issued by the U.S. government).
As of December 31, 2015, 85% of the Company’s marketable securities portfolio was invested in debt securities of corporations, 12% in debt securities of financial institutions and 3% in debt securities of governmental institutions. From a geographic perspective, 65% of the Company’s marketable securities portfolio was invested in debt securities of North American issuers, 27% was invested in debt securities of European issuers and 8% was invested in debt securities of issuers in other jurisdictions.
The Company’s account receivables are derived primarily from sales to companies in the automotive manufacturing industry located mainly in the United States and Europe. Concentration of credit risk with respect to account receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. Credit is granted based on an evaluation of a customer’s financial condition and generally, collateral is not required. Trade accounts receivable are typically due from customers within 30 to 90 days. The Company performs ongoing credit evaluations of its customers and has not experienced any material losses in recent years. The Company establishes an allowance for doubtful accounts receivables by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history from such customers and the customer’s current ability to pay its obligation to the Company. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection and netted against accounts receivable. Allowance for doubtful accounts amounted to $50 and $50 thousands as of December 31, 2015 and 2014, respectively. The

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company writes off accounts receivable when they are deemed uncollectible. For the years ended December 31, 2015, 2014 and 2013, the charge-offs and recoveries in relation to the allowance for doubtful accounts were insignificant. See also note 12b for the Company’s major customers.
Dependence on a single supplier
The Company purchases all its SoC from a single supplier. Any issues that occur and persist in connection with the manufacture, delivery, quality or cost of the assembly and testing of inventory could have a material adverse effect on the Company’s business and financial condition. The purchase agreement with the supplier expires on December 31, 2022.
i. Fair value measurement
The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Consistent with ASC 820, “Fair Value Measurement” the Company follows a three-tier fair value hierarchy as a basis for considering the assumptions and for inputs used in the valuation methodologies in measuring fair value:
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
j. Inventories
In accordance with ASU 2015-11, which the Company has early-adopted and applied prospectively as of December 31, 2015 (see also note 2v), the Inventories are stated at the lower of cost and net realizable value. Cost of raw materials, purchased products and work in progress is computed using standard cost, which approximates average cost. Cost of finished products, with the addition of subcontracting and overhead costs, is computed using standard cost which approximates average cost. The Company analyzes and adjusts excess and obsolete inventories primarily based on future demand and market conditions. Once written-down, a new lower cost basis for that inventory is established.
k. Property and equipment
Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Annual rates of depreciation are as follows:
%
Computers, electronic equipment and software (mainly 33%)	15 – 33
Vehicles	15
Office furniture and equipment	7
Equipment	33
Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease and estimated useful life of the improvements.
l. Impairment of long-lived assets
Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In the event that the sum of the expected future undiscounted cash flows expected to be generated by the long-lived assets is less than the carrying amount of such assets, an impairment charge would be recognized and the assets would be written down to their estimated fair values.
m. Research and development, net
Research and development expenses are expensed as incurred, and consist primarily of personnel, facilities, equipment and supplies for research and development activities.
The Company occasionally enters into best-efforts nonrefundable “Non-Recurring Engineering” (“NRE”) arrangements pursuant to which the Company is reimbursed for a portion of the research and development expenses attributable to specific development programs. The Company does not receive any additional compensation or royalties upon completion of such projects and the potential customer does not commit to purchase the resulting product in the future. The participation reimbursement received by the Company does not depend on whether there are future benefits from the project. All intellectual property generated from these arrangements are exclusively owned by the Company.
Participations in expenses for research and development projects are recognized on the basis of the costs incurred and are netted against research and development expenses in the statement of operations. Research and development reimbursements of  $12,615 thousand, $9,884 thousand and $10,511 thousand were offset against research and development costs in the years ended in December 31, 2015, 2014 and 2013, respectively.
n. Comprehensive income (loss)
Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting equity that under US GAAP are excluded from net income (loss). For the Company, such items consist of unrealized gains and losses on available-for-sale securities.
o. Revenue recognition
The Company recognizes revenue from sales of its products provided that (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. Delivery occurs upon transfer of title and all risks and rewards of ownership to the customer, which is generally upon shipment.
Substantially all of the Company’s contracts do not include rights of return or acceptance provisions.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue from sales of products to resellers and distributors occurs upon delivery of products to the resellers and distributors, assuming all other revenue recognition criteria are met. The Company does not offer resellers and distributors any return rights, price protection or other similar rights.
p. Share-based compensation
Equity awards granted to employees and directors are accounted for using the estimated grant date fair value. The Company estimates the fair value of employee stock options at the date of grant using a Black-Scholes option pricing model and values restricted stock units (“RSUs”) based on the market value of the underlying shares at the date of grant. The fair value of share-based payment transactions is recognized as an expense over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.
The Company elected to recognize compensation cost for awards that have a graded vesting schedule using the accelerated multiple-option approach.
Equity awards granted to non-employees are re-measured at each reporting period at fair value until they have vested. The fair value of equity awards is charged to the statement of operations over the service period.
q. Taxes on income
Deferred taxes are determined utilizing the asset and liability method, which is based on the estimated future tax effects of the differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when those differences reverse. A valuation allowance in respect of deferred tax assets is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
Deferred tax liabilities and assets are classified as noncurrent prospectively as of December 31, 2015 (see also note 2v). Deferred tax liabilities and assets as of December 31, 2014 were classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.
Results for tax purposes for the Israeli subsidiary were measured in NIS until January 1, 2015. The Company has not provided deferred income taxes on the differences resulted from changes in exchange rate and indexation. As of January 1, 2015 results for tax purposes for the Israeli subsidiary were measured in US Dollars (see also Note 9).
The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. Such liabilities are classified as long-term, unless the liability is expected to be settled in cash within twelve months from the balance sheet date. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within income tax expense and exchange rate differences within financial income (expenses), net.
r. Provision for warranty
The Company provides warranties for its products, which vary with respect to each contract and in accordance with the nature of each specific product, for terms of one to three years. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time revenues are recognized. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Provision for warranty as of December 31, 2015 and 2014, was $558 thousand and $470 thousand, respectively. Provision for warranty is included in other current liabilities in the balance sheet. Warranty expenses for the years ended December 31, 2015, 2014 and 2013 were immaterial.
s. Contingencies
The Company is currently involved in some commercial claims in the ordinary course of business. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. When accruing these costs, the Company recognizes an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. No material amounts for contingencies were accrued as of December 31, 2015 and 2014. Legal fees are expensed as incurred.
t. Basic and diluted net profit (loss) per share
Basic earnings (losses) per share are computed by dividing net income or loss applicable to ordinary shareholders by the weighted average number of Class A ordinary shares outstanding for each period prior to the Company’s IPO and by the weighted-average number of ordinary shares for the periods commencing the Company’s IPO.
Diluted earnings (losses) per share are calculated by dividing net income or loss applicable to ordinary shareholders by the weighted-average number of Class A ordinary shares outstanding during each period prior to the Company’s IPO and by the weighted-average number of ordinary shares for the periods commencing after the Company’s IPO, plus the effect of dilutive outstanding equity-based awards which is calculated using the treasury stock method.
Basic and diluted earnings (losses) per share are presented in conformity with the two-class method required for participating securities for the periods prior to their conversion upon the Company’s IPO in August 2014, when all classes of shares were converted to ordinary shares.
Under the two-class method, the earnings per share for each class of shares are calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. In addition, since all classes other than Class A Ordinary shares, did not participate in losses, for the year ended December 31, 2014 these shares are not included in the computation of basic loss per share.
u. Impact of recently issued accounting pronouncements
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 supersedes the existing revenue recognition guidance and clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.
Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the FASB issued an update to ASU 2014-09 deferring the effective date for public entities to annual reporting periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016). The Company is currently evaluating the effect of the adoption of this ASU on its consolidated financial statements.

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
In April 2015, the FASB issued ASU 2015-05, “Customers’ Accounting for Fees Paid in a Cloud Computing Arrangement.” ASU 2015-05 provides guidance in evaluating whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the software license element of the arrangement should be accounted for as an acquisition of a software license. If the arrangement does not contain a software license, it should be accounted for as a service contract. ASU 2015-05 is effective for reporting periods beginning after December 15, 2015 and may be adopted either retrospectively or prospectively. The Company believes that the adoption of this new standard will not have a material impact on its consolidated financial statements.
In January 2016, the FASB issued ASU 2016-01, “Financial Instruments — Overall — Recognition and Measurement of Financial Assets and Financial Liabilities.” This new standard requires, among other things, that entities measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value, with changes in fair value recognized in net income. Under ASU 2016-01, entities will no longer be able to recognize unrealized holding gains and losses on equity securities classified today as available for sale in other comprehensive income and they will no longer be able to use the cost method of accounting for equity securities that do not have readily determinable fair values. This new standard does not change the guidance for classifying and measuring investments in debt securities and loans. ASU 2016-01 is effective for reporting periods beginning after December 15, 2017. The Company is currently evaluating the effect of the adoption of this ASU on its consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02 “Leases,” which is a comprehensive new lease standard that changes the accounting for leases and includes a requirement to record most leases on the consolidated balance sheet as assets and liabilities. This update is effective for reporting periods beginning after December 15, 2018. Early application is permitted. The Company is currently evaluating the effect of the adoption of this ASU on its consolidated financial statements.
v. Adoption of new Accounting Standard
In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory.” ASU 2015-11 simplifies the accounting for the valuation of all inventory not accounted for using the last-in, first-out (“LIFO”) method by prescribing that inventory be valued at the lower of cost and net realizable value. Net realizable value is defined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. As permitted by ASU 2015-11, the Company early-adopted this standard and applied it prospectively as of December 31, 2015. The adoption of ASU 2015-11 did not have material effect.
In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes.” ASU 2015-17 amends existing guidance to require that deferred income tax liabilities and assets be classified as noncurrent in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a noncurrent amount in a classified balance sheet. As permitted by ASU 2015-17, the Company early-adopted this standard and applied it prospectively as of December 31, 2015. Adoption of this ASU resulted in a classification of our net current deferred tax asset to the net non-current deferred tax asset in our Consolidated Balance Sheet as of December 31, 2015. No prior periods were retrospectively adjusted.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 3   SUPPLEMENTARY CONSOLIDATED BALANCE SHEETS INFORMATION
	December 31,
	2015	2014
	U.S. dollars in thousands
a. Other current assets
Government institutions	1,822	1,026
Prepaid expenses	2,363	1,948
Deferred taxes	—	605
Other account receivables	4,612	5,277
Interest receivable	2,161	221
Restricted bank deposits	3,061	2,315
Other	798	743
	14,817	12,135
b. Property and equipment, net
Computers, electronic equipment and software	12,538	13,848
Vehicles	1,007	617
Office furniture and equipment	759	665
Leasehold improvements	4,071	3,839
Equipment	476	476
Prepayment of property	745	—
	19,596	19,445
Less – accumulated depreciation	8,565	10,658
	11,031	8,787

Depreciation expense totaled $3,312 thousand, $2,551 thousand and $1,716 thousand in the years ended December 31, 2015, 2014, and 2013, respectively.
During 2015, the Company recorded a reduction of  $5.3 million to the cost basis and accumulated depreciation of fully depreciated equipment no longer in use.
	December 31,
	2015	2014
	U.S. dollars in thousands
c. Account payable and accrued expenses
Account payable	17,461	12,016
Accrued expenses	7,132	5,854
	24,593	17,870
d. Other current Liabilities
Institutions	1,490	2,215
Advances from NRE arrangements	2,628	1,303
Advances from customers	1,712	1,180
Other	857	471
	6,687	5,169

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 4   FAIR VALUE MEASUREMENT AND MARKETABLE SECURITIES
Fair value measurement
The Company measures its investments in money market funds classified as cash equivalents and marketable debt securities at fair value on a recurring basis.
U.S. Government debt securities and money market funds are classified as Level 1. The Company’s corporate debt marketable securities are traded in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Accordingly, these assets categorized as Level 2.
The Company’s financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2015 and 2014:
	As of December 31, 2015
	U.S. dollars in thousands
	Level 1	Level 2	Total
Cash equivalent – Money market funds	1,986	—	1,986
U.S. government treasuries	10,874	—	10,874
Corporate debt securities	—	309,502	309,502
	12,860	309,502	322,362

	As of December 31, 2014
	U.S. dollars in thousands
	Level 1	Level 2	Total
U.S. government treasuries	5,793	—	5,793
Corporate debt securities (revised from Level 1 classification in the Company’s 2014 annual report to level 2 classification)	—	27,102	27,102
	5,793	27,102	32,895

Short term deposits included in cash and cash equivalents were $27,601 thousand and $192,456 thousand, as of December 31, 2015 and 2014, respectively.
The carrying amount of cash and cash equivalents, restricted short-term bank deposits, trade accounts receivable and accounts payable, approximate fair value because of their generally short maturities.
Marketable securities
As of December 31, 2015 and 2014, the Company held government and corporate debt securities. The adjusted cost, aggregate fair value and gross unrealized gains and losses by major security types were as follows:
	As of December 31, 2015
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate fair value
	U.S. dollars in thousands
U.S. government treasuries	10,898	1	25	10,874
Corporate debt securities	311,253	38	1,789	309,502
	322,151	39	1,814	320,376

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 4   FAIR VALUE MEASUREMENT AND MARKETABLE SECURITIES (Continued)

	As of December 31, 2014
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate fair value
	U.S. dollars in thousands
U.S. government treasuries	5,794	12	13	5,793
Corporate debentures	27,282	56	236	27,102
	33,076	68	249	32,895

The aggregated fair value of investments with unrealized losses as of December 31, 2015 and 2014 was $307,990 thousands and $19,529 thousands, respectively. The gross unrealized losses of investments that were in an unrealized loss position for longer than 12 months as of December 31, 2015 and 2014 was $69 thousands and $205 thousands, respectively.
During the years ended December 31, 2015 and 2013 no other-than-temporary impairments were recognized by the Company. During the year ended December 31, 2014 the Company recognized other-than-temporary impairment of  $152 thousands, related to debt securities.
Contractual maturities of investments in available-for-sale debt securities were as follows:
Fair Value as of December 31, 2015
Due in 1 year	59,394
Due in 2 years	91,748
Due in 3 years	143,854
Due in 4 years	25,380
Due after 4 years	—
320,376

NOTE 5   INVENTORIES
Inventories are comprised of the following:
	December 31,
	2015	2014
	U.S. dollars in thousands
Raw materials	3,566	2,070
Work in process	1,134	9
Finished goods and spare parts	37,976	15,547
Total	42,676	17,626

Inventory of  $646 thousand, $156 thousand and $23 thousand was written down, as a component of cost of revenues, in the years ended December 31, 2015, 2014 and 2013, respectively.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 6   EMPLOYEE BENEFITS
1. In Israel
Israeli labor laws generally require severance payments upon dismissal of an employee or upon termination of employment in certain other circumstances. The following principal plans relate to the Company’s employees in Israel:
Severance pay liability with respect to Israeli employees’ is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company records an expense for the increase in its severance liability, net of earnings (losses) from the related severance pay fund. The liability is presented on the undiscounted basis as a long-term liability. Severance pay expenses were $2,869 thousand, $1,990 thousand and $1,433 thousand for the years ended December 31, 2015, 2014 and 2013, respectively.
The Company’s liability for all of its Israeli employees is covered for by monthly deposits with severance pay funds. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or loss) accumulated through the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli Severance Pay Law or labor agreements. The amounts funded are presented separately in the balance sheet as severance pay fund.
2. Non-Israeli
The US subsidiary has a defined contribution retirement plan (the “Contribution Plan”) under the provisions of Section 401(k) of the Internal Revenue Code (“Code”) that covers eligible U.S. employees as defined in the Contribution Plan. Participants may elect to contribute up to a maximum amount prescribed by the Code. The US subsidiary, at its discretion, makes matching contributions equal to the mandatory minimum 3% non-elective (employer level) safe harbor contribution of the participant’s annual compensation. For the years ended December 31, 2015, 2014 and 2013, the U.S. subsidiary’s 401(k) Plan contributions were immaterial.
Most of the Company’s non-Israeli subsidiaries provide defined contribution plans for the benefit of their employees. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal 2015, 2014 and 2013 under such plans were immaterial.
NOTE 7   COMMITMENTS AND CONTINGENT LIABILITIES
a. Commitments
The Company leases office space and vehicles under non-cancelable operating leases in various countries in which it does business.
The Israeli subsidiary subleases 1,166 square meters (approximately 12,550 square feet) for monthly rent of  $29 per square meter to a related party, which is an entity co-founded by the Chairman and CTO and the President and CEO of the Company (the “Company’s founders”). The current lease term expires on August 1, 2016 with automatic one-year renewals.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 7   COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Future minimum annual lease commitments under all of the Company’s operating lease agreements are as follows:
U.S. dollars in thousands
Years ending December 31:
2016	3,263
2017	3,036
2018	2,774
2019	444
9,517

Rent expenses net of sublease income for the Company for the years ended December 31, 2015, 2014 and 2013 were $2,563 thousand, $2,211 thousand and $1,447 thousand, respectively.
In July 2015, the Israeli subsidiary entered into several agreements related to acquisition of land in Jerusalem, Israel which the Company intends to use for the construction of a new R&D and innovation center that will also host our headquarters. The Company estimates total costs related to the land acquisition of approximately $12 million. The agreements are subject to various closing conditions, including the receipt of certain regulatory approvals. There is no assurance that the Company will obtain these regulatory approvals and meet the closing conditions of the agreements. As of December 31, 2015, the effect of those agreements on the financial statements was immaterial.
b. Royalty and commissions bearing agreements
The Company has entered into a number of license and technology transfer agreements with third parties. The agreements allow the Company to utilize and leverage the third parties’ technology in order to integrate it into the Company’s products (“Integrated Product”). In consideration thereof, the Company is obligated to pay royalties to each of the third parties, for each unit of the applicable Integrated Product sold to other parties. As a result, the Company recorded during the years ended December 31, 2015, 2014 and 2013, expenses of approximately $2,022 thousand, $1,768 thousand and $920 thousand in the financial statements, respectively. These expenses are classified as a component of cost of revenues.
In connection with multiple contractor and agent agreements, the Company is committed to pay commissions up to 4% of the direct sales earned directly as a result of these agreements. These expenses are classified as a component of sales and marketing.
c. Contingent liabilities:
From time to time the Company may be a party to commercial and litigation matters involving claims against the Company. Management believes that there are no current matters that would have a material effect on the Company’s financial position or results of operations.
In April 2016, a complaint was filed against Mobileye N.V. and the U.S. subsidiary by an individual alleging that certain of the Company’s AM products infringe one patent and seeking injunctive relief and unspecified monetary damages. At this early stage, the Company is not able to predict or reasonably estimate the ultimate outcome or possible losses relating to this complaint, however, the Company does not expect the ultimate resolution of this complaint to have a material effect on its consolidated financial statements.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 8   EQUITY
Share capital
a.
As of December 31, 2015, the Company’s issued share capital was comprised of ordinary shares, € 0.01 par value. The ordinary shares confer upon the holders the right to receive notice to participate and vote in shareholders meetings of the Company and to receive dividend, if and when declared.

b.
On August 6, 2014, the Company completed its IPO. In connection with the IPO, all then outstanding share classes were converted to ordinary shares on a one-for-one basis. For additional information see Note 1.

c.
In July 2014, the Company’s shareholders approved a five-for-one stock split of all classes of the Company’s shares. All of the share and per share amounts have been adjusted, on a retroactive basis, to reflect this stock split.

In addition, in July 2014, the Company’s Articles were amended to convert all classes of shares into one class of ordinary shares on a one-for-one basis and the Company’s shareholders approved an increase in the number of authorized shares to 1,012,565,725 ordinary shares.
Following is a summary of the equity activity for the years ended December 31, 2015, 2014 and 2013:
	Ordinary shares	Class A Ordinary shares	Class B Ordinary shares	Class C Ordinary shares	Class D Ordinary shares	Class E Ordinary shares	Class F1 Ordinary shares	Class F2 Ordinary shares	Ordinary shares (with liquidation preference)
	Number of shares – issued and outstanding
Balance, as of January 1, 2013		40,190,595	11,913,135	4,818,795	43,469,535	14,047,435	—	—	77,546,385
Exercise of options		—	—	—	—	—	—	—	6,229,270
Issuance of F1 shares		—	—	—	—	—	4,297,995	—	—
Investment transaction (see note 8(d))		(8,119,760)	(5,209,615)	(1,428,305)	(11,304,580)	(2,297,735)	10,028,655	41,547,280	(23,215,940)
Balance, as of December 31, 2013		32,070,835	6,703,520	3,390,490	32,164,955	11,749,700	14,326,650	41,547,280	60,559,715
Exercise of options – prior to IPO	—	—	—	—	—	—	—	—	1,463,051
Conversion upon IPO closing	203,976,196	(32,070,835)	(6,703,520)	(3,390,490)	(32,164,955)	(11,749,700)	(14,326,650)	(41,547,280)	(62,022,766)
IPO	8,325,000	—	—	—	—	—	—	—	—
Exercise of options – commencing IPO	2,252,865	—	—	—	—	—	—	—	—
Balance, as of December 31, 2014	214,554,061	—	—	—	—	—	—	—	—
Exercise of options	4,293,369	—	—	—	—	—	—	—	—
Balance, as of December 31, 2015	218,847,430	—	—	—	—	—	—	—	—

d. Investment transactions
On June 28, 2013, the Company entered into a share purchase agreement with an investor pursuant to which the Company agreed to sell and issue to the investor 4,297,995 Class F1 Shares par value EUR 0.01 each, at a purchase price of  $6.98 per share and total consideration of  $30,000 thousand. On the same day, investors, including the investor in the preceding sentence, entered into an agreement with the Company and a newly formed Dutch private company, Driving Momentum BV (“Newco”), which owned 500 Ordinary shares (with liquidation preference) of the Company pursuant to which Newco agreed to sell to the investors an aggregate of 10,028,655 Class F1 and 41,547,280 Class F2 shares. NewCo then purchased 51,575,935 issued and outstanding Class A, Ordinary Shares (with liquidation preference), Class B, Class C, Class D and Class E shares of the Company from existing shareholders, at a purchase price of US $6.61 (net of expenses) per share. Newco converted the 51,575,935 shares it had acquired from the existing

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 8   EQUITY (Continued)

shareholders into 10,028,655 Class F1 and 41,547,280 Class F2 shares. The closing of the purchase of the 4,297,995 F1 shares from the Company and the 10,028,655 Class F1 and 41,547,280 Class F2 shares from Newco occurred on August 22, 2013. The repurchase conversion and sale of the shares took place simultaneously. Subsequent to the completion of these transactions, Newco, which did not have any substantive net assets, was merged with the Company.
This transaction was accounted for as benefit to participating shareholders of the Class A, B, C, D, E and Ordinary shares (with liquidation preference); The Company redeemed 43,456,175 aggregate shares of classes B, C, D, E and Ordinary shares (with liquidation preference) (total of 51,575,935 less 8,119,760 Class A), which were subsequently converted to Class F1 and Class F2 shares and sold to new investors. In connection with this redemption, the Company transferred value to the preferred shareholders, which was calculated as the difference between (1) the fair value of consideration transferred and (2) the carrying value of the 43,456,175 shares of classes B, C, D, E and Ordinary shares (with liquidation preferences) surrendered. The difference, in the amount of  $230,000 thousand, was recorded as a reduction to net income applicable to Class A Ordinary shares used to calculate basic and diluted loss per share.
e. Employee and Non-employee equity awards
(i) Description of plans and taxation
The Company has adopted a stock option plan (the “2003 Plan”), whereby options exercisable for ordinary shares representing up to 11% of the Company’s total issued and outstanding shares may be granted to employees and service providers. In May 2014, the Company increased the pool of options available under the 2003 Plan to up to 18% of the total issued and outstanding shares of the Company. Under the terms of the 2003 Plan, the board of directors or the designated committee will grant options, determine the vesting period over which options become exercisable and determine the exercise terms.
In December 2014, the board of directors approved and the Company adopted its 2014 Equity Incentive Plan (the “2014 Plan”). Under the 2014 Plan, the board of directors or its designated committee will grant share options, restricted shares and restricted share units (“RSUs”). The total number of shares available under both the 2003 Plan and the 2014 Plan may not exceed 38,619,123.
Under both plans, the Company usually grants options that vest over a period of 4.5 years and expire 7 years after grant and under the 2014 Plan for RSUs that vest over a period of three. Each option can be exercised for one ordinary share EUR 0.01 par value of the Company.
No additional awards are expected to be granted under the 2003 Plan.
With respect to Israeli employees, both plans are intended to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. In accordance with the capital gain track chosen by the Company and pursuant to the terms thereof, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the Company’s financial statements, in respect of equity granted to employees under the Plans — with the exception of the work-income benefit component, if any, determined on the grant date.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 8   EQUITY (Continued)

(ii) Options
The following table summarizes information regarding outstanding and exercisable options under the Company’s plans as of December 31, 2015:
Exercise price	Outstanding		Exercisable
(US $)	Number	Weighted average remaining contractual life (in years)	Number	Weighted average remaining contractual life (in years)
0.096 – 2.991	1,930,756	1.22	1,849,506	1.12
3.7	6,321,072	3.79	5,765,162	3.82
6.98 – 7.1	13,633,209	5.07	8,348,824	5.03
25 – 46.39	890,950	6.08	73,325	5.63
55.63 – 59.33	4,412,700	6.69	0	—
	27,188,687	4.79	16,036,817	4.15

The following table summarizes the option activity for the year ended December 31, 2015 for options granted to employees, directors and service providers:
	Number	Weighted average exercise price	Aggregated intrinsic value(1)
		$	U.S. dollars in thousands
Options outstanding at beginning of year	26,782,719	5.44
Changes during the year:
Granted(2)	4,795,450	56.28
Exercised	(4,218,174)	2.13
Forfeited	(171,308)	16.65
Expired	0	—
Options outstanding at end of year	27,188,687	14.85	745,841
Options exercisable at year-end	16,036,817	5.20	594,618

(1)
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the closing stock price of  $42.28 of the Company’s ordinary share on December 31, 2015. This represents the potential pre-tax amount receivable by the option holders had all option holders exercised their options as of such date.

(2)
On September 6, 2015 the Company granted the Company’s founders, who are also shareholders, 4,400,000 options, exercisable into the same amount of the Company’s Ordinary shares, at an exercise price of  $57.58 per share, which are subject to graded vesting over three years.

At December 31, 2015, there were 75,250 options outstanding with a weighted average exercise price of $15.38 and weighted average remaining contractual life of 4.38 years, which were granted to service providers. At December 31, 2015, 26,500 of these options were exercisable.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 8   EQUITY (Continued)

(iii) RSUs
The following table summarizes RSU activity for the year ended December 31, 2015 for RSUs granted:
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	0	—
Changes during the year:
Granted(1)	357,265	40.14
Vested	(75,195)	36.95
Forfeited	(889)	38.91
Outstanding at end of year	281,181	41.0

(1)
During the year ended December 31, 2015, 15,000 RSUs were awarded to non-employees.

(iv) Valuation
The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:
	Year ended December 31,
	2015	2014	2013
Risk-free interest rate	0.75% – 2.01%	0.7% – 2.17%	0.19% – 2.74%
Expected option term	2.16 – 6.95 years	3.82 – 7.27 years	1 – 12.35 years
Expected price volatility	35% – 53%	36% – 55%	42% – 53%
Dividend yield	0%	0%	0%
Weighted average fair value at the date of grant	$16.05	$7.28	$2.22
•
The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

•
The Company’s computation of expected volatility was based on comparable companies.

•
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

•
The Company has historically not paid dividends and does not expect to pay dividends in the near future.

The fair value of each RSU awarded is determined based on the market price of the Ordinary Shares on the date of grant.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 8   EQUITY (Continued)

(v) Share based compensation expenses summary
Expenses recognized
Share-based compensation expenses included in the Company’s Statements of Operations were:
	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands
Cost of revenues	26	27	16
Research and development, net	8,016	6,130	2,320
Sales and marketing	1,277	5,201	5,861
General and administrative	35,650	65,495	4,934
Total stock-based compensation	44,969	76,853	13,131

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
In connection with the closing of the IPO and in accordance with their original terms, the vesting period for certain options were accelerated such that options to purchase 4,950,000 Ordinary shares vested and became exercisable upon the closing of the IPO. Out of 4,950,000 options, options to purchase 3,375,000 Ordinary shares were granted to the Company’s founders, who are also shareholders. The acceleration resulted in compensation expense of  $6.6 million that was recorded during the year ended December 31, 2014 and included in the above table.
Unrecognized expenses
As of December 31, 2015, there was approximately $82.7 million of total unrecognized compensation expense related to unvested share-based compensation grants, of which $75.4 million related to non-vested options and $7.3 million related to non-vested RSUs. That cost is expected to be recognized over a weighted-average period of 1.95 years.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 8   EQUITY (Continued)

f. Computation of earnings (losses) per share
The following table sets forth the computation of basic and diluted net earnings (losses) per share:
	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands, except per share data
Numerator for basic and diluted net earnings (losses) per share:
Net income (loss)	68,450	(30,084)	19,920
Amount allocated to participating shareholders	—	—	(16,105)
Adjustment as a result of benefit to participating shareholders	—	—	(229,832)
Net income (loss) applicable to ordinary shares for 2015 and 2014 and applicable to Class A ordinary shares for 2013	68,450	(30,084)	(226,017)
Weighted average shares outstanding:
Denominator for basic net earnings per share	217,362	107,942	37,477
Effect of dilutive securities:
Employee stock options and unvested RSUs	20,495	—	—
Denominator for diluted net earnings per share	237,857	107,942	37,477
Basic net earnings (losses) per share	0.31	(0.28)	(6.03)
Diluted net earnings (losses) per share	0.29	(0.28)	(6.03)
Dilutive EPS calculation for the year ended December 31, 2015 excludes 2,641 thousand outstanding equity awards to purchase ordinary shares because these equity awards have exercise prices in excess of the average market price for the period and therefore the effect of including these equity awards would be antidilutive.
For the year ended December 31, 2014 there was no variance between basic and diluted losses per share because any potentially dilutive securities would have been anti-dilutive due to a basic loss per share. Because of the net loss in 2014, 28,200 thousand of otherwise dilutive stock options were not included in the calculation of diluted EPS for 2014. Additionally, dilutive EPS calculation for 2014 excludes 625 thousand of outstanding options to purchase ordinary shares because these options have exercise prices in excess of the average market price for the period and therefore the effect of including these options would be antidilutive.
Prior to the Company’s IPO in August 2014, the Company had no potentially dilutive instruments since all classes of preferred shares were not convertible into Class A shares, as well as stock based compensation options.
NOTE 9   TAXES ON INCOME
a. Tax rates
(1) Entities Taxed under the Israeli Law and Israeli Income Tax Rates
Corporate tax rates in Israel were as follows: 2013 — 25%, 2014 and 2015 — 26.5%. Commencing 2016, the corporate tax rate in Israel is 25%, in accordance with Amendment No. 216 of the Law for Amendment of Income Tax Ordinance which was published on January 5, 2016. Income not eligible for benefits under the Investment Law mentioned below is taxed at the corporate tax rate.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 9   TAXES ON INCOME (Continued)

During July 2014, the Company finalized the reorganization of its corporate structure. The Company took the necessary steps, including shareholders’ approval, so that commencing July 2014 the parent company is a resident of Israel (and not The Netherlands) for tax purposes.
In addition, as part of the reorganization, the Company’s Cypriot subsidiary, which owned all of the Company’s intellectual property, has transferred all of its intellectual property to the Israeli subsidiary in July 2014. Prior to the reorganization, income of the Cypriot subsidiary was taxed at the corporate tax rate in Cyprus which was 12.5% in 2014, and Interest income was taxed at the Defence tax rate in Cyprus which was 30% (effective from May 1, 2013). After the Company’s reorganization, the Cypriot subsidiary is taxed under Israeli law.
On July 20, 2014, the Company obtained a tax ruling from the Israel Tax Authorities providing that, among other matters, the reorganization did not trigger any tax in Israel and did not violate any of the Israeli tax covenants to which the Israeli subsidiary and its shareholder are bound pursuant to a previous tax ruling.
Commencing 2015, the Israeli subsidiary elected to measure its taxable income and file its tax return under the Foreign Exchange Regulations which allows the Israeli subsidiary to calculate its tax liability in U.S. Dollars. The tax expenses, as calculated in U.S. Dollars, are translated into NIS according to the exchange rate at year end. The measurement in U.S. Dollars instead of NIS had no material impact on the financial statements.
Commencing the reorganization, both the Company and the Cypriot subsidiary elected to measure their taxable income and file their tax return in U.S. Dollars under the Foreign Exchange Regulations as well.
Israel Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Investment Law”)
Preferred Enterprise
In May 2014, as part of the Company’s reorganization of its corporate structure, the Israeli subsidiary made an irrevocable election under the Investment Law to change its tax status from a “Benefited Enterprise” to a “Preferred Enterprise” effective as of January 1, 2014. The change in the tax status did not have a material effect on the Company’s deferred taxes.
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
In connection with the reorganization, the Company received the preferred enterprise ruling from the Israel Tax Authorities stipulating terms and conditions to be fulfilled by the Israeli subsidiary in order to be able to benefit from the reduced tax rates described above. The main terms required the Company to add a specified number of new manufacturing and R&D employees and incur a specified percentage of expenses from subcontractors located in Israel. Additionally, the terms required that Company dividends be first paid out from the undistributed tax-exempt income generated by the Benefited Enterprise. As of December 31, 2015, the Company’s management believes that all conditions of the Investment Law and the condition stipulated in the preferred enterprise ruling are fulfilled.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 9   TAXES ON INCOME (Continued)

Income generated under a Preferred Enterprise is not subject to additional taxation to the Company or its Israeli subsidiaries upon distribution or complete liquidation.
Benefited Enterprise
Commencing 2005 prior to 2014, the Israeli subsidiary was granted with a “Benefited Enterprise” status, which provides certain benefits for a period of ten years, including tax exemptions for undistributed income and reduced tax rates, which were conditional upon the Israeli subsidiary’s fulfilling certain conditions.
The proportion of the Israeli subsidiary’s taxable income entitled to tax exemption is calculated on the basis of the ratio between the turnover attributed to the “Benefited Enterprise” and the whole turnover of the Israeli subsidiary. The Israeli subsidiary elected 2005 as its “Implementation Year” as stipulated in the Law, and notified the Israeli Tax Authorities that it elects 2007, 2009 and 2012 as its “Expansion Years”, as stipulated in the Law. Tax-exempt income generated by Benefited Enterprises will be subject to withholding tax at rates of between 10% to 25% (depending on the level of  “Foreign Investment”, as defined under the Investment Law, in the Company in each year) upon dividend distribution or complete liquidation.
The amount of tax-exempt profits earned by the Company from Benefited Enterprises through December 31, 2015 is approximately $7 million. The company’s board of directors has decided that their current policy is not to declare dividends. Deferred taxes have not been provided for such tax-exempt income, as those earnings can be recovered tax-free and are essentially permanent in duration.
(2) Non- Israeli subsidiaries
Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.
The Company has not provided deferred taxes on unremitted earnings attributable to foreign subsidiaries as these earnings are intended to be reinvested indefinitely. Unrecognized provisions for taxes on undistributed earnings of foreign subsidiaries, which are considered indefinitely reinvested, are not material to the consolidated financial position or results of operations.
The Company may incur additional tax liabilities in the event of intercompany dividend distributions by its subsidiaries.
b. Tax assessments
The Israeli subsidiary has final tax assessments through 2011. Mobileye N.V. has final tax assessments through 2013 and the Cypriot subsidiary has final tax assessments through 2008. The Japanese subsidiary is being assessed for the years 2012, 2013 and 2014. All other Company’s subsidiaries have not been assessed since incorporation.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 9   TAXES ON INCOME (Continued)

c. Profit (loss) before taxes on income included in the statements of operations
Profit (loss) before taxes on income is comprised as follows:
	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands
Domestic* (Netherlands)	—	(222)	(109)
Domestic* (Israel)	79,402	(5,492)	—
Foreign*	308	(12,105)	17,755
	79,710	(17,819)	17,646

*
As mentioned above, since July 2014, the Company has been a resident of Israel and not The Netherlands for tax purposes. Therefore, prior to July 2014 “domestic” represented taxing under the Dutch tax authorities and as of July 2014 “domestic” represents taxing under the Israeli tax authorities. Thus, in the periods prior to July 2014 taxing under the Israeli tax authorities is included in the table above as foreign profit (loss) before taxes on income.

d. Benefit (taxes) on income included in the statement of operations
Benefit (taxes) on income for the years ended December 31, 2015, 2014 and 2013 was composed of the following:
	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands
Current taxes:
Domestic* (Israel)	(11,124)	(4,452)	—
Foreign*	(404)	(5,589)	(713)
	(11,528)	(10,041)	(713)
Deferred taxes:
Domestic* (Israel)	245	611	—
Foreign*	23	(2,835)	2,987
	268	(2,224)	2,987
	(11,260)	(12,265)	2,274

*
See comment at section 9(c) above.

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 9   TAXES ON INCOME (Continued)

e. Taxes on income reconciliation
A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income as reported in the statements of operations is as follows:
	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands
Income (loss) before taxes on income as reported in the statements of operations	79,710	(17,819)	17,646
Statutory tax rate in Israel and the Netherlands for years ended December 31, 2015 and 2013, respectively, and weighted average income tax rate for the year ended December 31, 2014*	26.5%	26.4%	25%
Theoretical tax benefit (taxes on income)	(21,123)	4,704	(4,412)
Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	7	3,665	239
Reduced tax rate on income derived from “Preferred enterprise” and “Benefited Enterprise” plans**	14,920	(6,734)	1,053
Usage of carry forward tax losses for which deferred taxes were not recorded	243	—	3,276
Change in valuation allowance	(962)	(536)	2,574
Non-deductible expenses and other permanent differences, mainly share based compensation expenses (see also note 8e)	(4,210)	(7,512)	(34)
Increase in uncertain tax position, net	(629)	(5,612)	(434)
Other	494	(240)	12
Tax benefit (taxes) on income as reported in the statements of operations	(11,260)	(12,265)	2,274
**) Per share amounts of the benefit resulting from “Preferred enterprise” and “Benefited Enterprise” plans:
Basic	$0.07	$(0.06)	$0.03
Diluted	$0.06	$(0.06)	$0.03

*
The theoretical tax benefit (taxes on income) for the year ended December 31, 2014 computed on pre-tax income or loss at the weighted average tax rate has been calculated as the sum of the pre-tax income amounts in the Netherlands and Israel multiplied by that jurisdiction’s applicable statutory tax rate. The statutory tax rates by jurisdiction were 26.5% for Israel and 25% for the Netherlands.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 9   TAXES ON INCOME (Continued)

f. Uncertain tax positions
A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:
	U.S. dollars in thousands
	2015	2014	2013
Balance at the beginning of the year	6,556	1,402	902
Increases based on tax positions taken during prior years	258	4,071	732
Decrease in unrecognized tax positions as a result of statute of limitation expirations	(267)	(201)	(298)
Additions (reductions) related to currency translation	(21)	(461)	66
Increase due to tax positions taken during the current period	638	1,745	—
Balance at the end of the year	7,164	6,556	1,402
As of December 31, 2015 and 2014, the Company had accrued $223 thousand and $70 thousand, respectively, for interest and penalties payable related to uncertain tax positions. The allowance for uncertain tax positions is included in other current and long-term tax liabilities in the consolidated balance sheet. The tax expenses related to uncertain tax positions included penalties and interest of  $152 thousand, $34 thousand and $36 thousand in the year ended December 31, 2015, 2014 and 2013, respectively.
All the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.
There are no material anticipated changes in the uncertain tax positions in the next twelve months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.
g. Deferred income taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As mentioned in note 2(v), the Company has early adopted ASU 2015-17, on a prospective basic, which requires deferred taxes and liabilities to be classified as non-current.
Significant components of the Company’s deferred tax assets (liabilities) are as follows:
	As of December 31, 2015	As of December 31, 2014
	Non-current	Total	Current	Non-current
Stock-based compensation	2,113	927	459	468
Provisions for employee benefits	154	119	119	—
Accrued severance pay	210	141	—	141
Net operating losses carryforward	417	757	100	657
Deferred tax assets, before valuation allowance	2,894	1,944	678	1,266
Valuation allowance	(1,769)	(1,087)	(73)	(1,014)
Net deferred tax assets	1,125	857	605	252

During the years ended December 31, 2015 and 2014, the increase in total valuation allowance was mainly related to an increase in deferred tax assets on carryforward losses and stock-based compensation expenses for which a full valuation allowance was recorded. During the year ended December 31, 2013, the

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 9   TAXES ON INCOME (Continued)

Company released its valuation allowance of  $5,850 thousand on deferred tax assets of the Cypriot subsidiary as management believed that it was more likely than not that the deferred tax asset would be realized within the foreseeable future. As of December 31, 2015 and 2014, the Company had immaterial capital and operating carryforward losses.
NOTE 10   FINANCIAL INCOME (EXPENSES), NET
	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands
Financial income (expenses), net
Foreign currency gains (losses), net	(185)	(3,104)	1,972
Bank charges	(421)	(199)	(117)
Loss from sales of marketable securities	(311)	(1,139)	(466)
	(917)	(4,442)	1,389

NOTE 11   SEGMENT INFORMATION
The Company has two operating segments: (i) Original Equipment Manufacturing (“OEM”) and (ii) After Market (“AM”) (see Note 1 for a brief description of the Company’s business). The Company’s chief operating decision-maker (CEO of the Company) evaluates performance, makes operating decisions and allocates resources based on the financial data of these operating segments. Segment performance (which is the operating income reported) excludes stock-based compensation expenses. The measure of assets has not been disclosed for each segment as it is not regularly reviewed by the CODM.
The accounting policies of the individual segments are the same as those described in the summary of significant accounting policies in note 2 to the consolidated financial statements.
The following is segment results for the years ended December 31, 2015, 2014 and 2013:
	Year ended December 31, 2015
	OEM	AM	Amounts not allocated to segments	Consolidated
	U.S. dollars in thousands
Revenues	202,287	38,585		240,872
Cost of revenues	49,314	12,080	26	61,420
Gross profit	152,973	26,505		179,452
Research and development, net	33,249	2,128	8,016	43,393
Sales and marketing	421	11,113	1,277	12,811
General and administrative	8,794	1,065	35,650	45,509
Segment performance	110,509	12,199		77,739
Interest income				2,888
Financial expenses, net				(917)
Profit before taxes on income				79,710
Depreciation	3,296	16		3,312

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 11   SEGMENT INFORMATION (Continued)

	Year ended December 31, 2014
	OEM	AM	Amounts not allocated to segments	Consolidated
	U.S. dollars in thousands
Revenues	121,799	21,838		143,637
Cost of revenues	30,293	6,720	27	37,040
Gross profit	91,506	15,118		106,597
Research and development, net	28,995	1,805	6,130	36,930
Sales and Marketing	560	7,151	5,201	12,912
General and administrative	5,038	904	65,495	71,437
Segment performance	56,913	5,258		(14,682)
Interest income				1,305
Financial expenses, net				(4,442)
Loss before taxes on income				(17,819)
Depreciation	2,533	18		2,551

	Year ended December 31, 2013
	OEM	AM	Amounts not allocated to segments	Consolidated
	U.S. dollars in thousands
Revenues	63,290	17,955		81,245
Cost of revenues	15,907	5,207	16	21,130
Gross profit	47,383	12,748		60,115
Research and development, net	18,362	1,627	2,320	22,309
Sales and Marketing	337	6,133	5,861	12,331
General and administrative	4,767	576	4,934	10,277
Segment performance	23,917	4,412		15,198
Interest income				1,059
Financial income, net				1,389
Profit before taxes on income				17,646
Depreciation	1,696	20		1,716

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 12   ENTITY-WIDE DISCLOSURE
a. Total revenues based on the country that the product was shipped to were as follows:
	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands
North America, mainly USA	111,334	77,680	52,679
Japan	7,234	2,476	9,642
South Korea	16,265	3,293	801
Germany	11,229	3,237	2,220
Sweden	28,541	16,356	8,743
United Kingdom	31,402	20,404	724
EUROPE – other	6,471	3,380	1,525
Israel	20,533	12,512	1,995
APAC – other	5,790	2,706	1,304
South America	1,867	1,267	1,496
Africa	206	326	116
	240,872	143,637	81,245

b. Major Customers
Revenues from major customers that amount to 10% or more of total revenues (all related to OEM segment):
	Year ended December 31,
	2015	2014	2013
	U.S. dollars in thousands
Revenues from major customers	139,975	103,713	56,941
Percent of total revenues
Customer A	31%	33%	18%
Customer B	15%	23%	34%
Customer C	12%	11%	11%
c. Substantially all of the Company’s property and equipment and long lived assets are located in Israel as of December 31, 2015 and December 31, 2014.

SIGNATURES
The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
MOBILEYE, N.V.
By:	/s/ Ziv Aviram Ziv Aviram Chief Executive Officer
Date: April 13, 2016