Form 20-F/A
period 2015-12-31
Mobileye N.V.
filed 2016-08-08
CIK 1607310

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. N/A  Yes ☐ No ☐

EXPLANATORY NOTE

Mobileye N.V. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2015, which was filed on April 13, 2016, to include, as exhibits to Amendment No.1, updated certifications as required under Section 302 of the Sarbanes-Oxley Act of 2002.

Except as otherwise expressly noted herein, this Amendment No. 1 does not reflect events that have occurred after the filing of the Company’s Form 20-F on April 13, 2016. Accordingly, this Amendment No. 1 should be read in conjunction with the Company’s Form 20-F.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOBILEYE, N.V.

	By:	/s/ Ziv Aviram
Ziv Aviram
Chief Executive Officer

Date: August 8, 2016