Form 20-F
period 2016-12-31
Mobileye N.V.
filed 2017-03-03
CIK 1607310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                    to

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
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 221,738,014 ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. N/A Yes ☐ No ☒
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

•
Autonomous Emergency Braking (AEB) avoids and/or mitigates an imminent collision with another vehicle by automatically applying the brakes to slow down the vehicle. Depending on the host car speed, the collision can be avoided or mitigated. AEB is equivalent to crash imminent braking (CIB), which is the term preferred by the U.S. National Highway Traffic Safety Administration (NHTSA).

•
Construction Zone Assist systems sense and measure the position of possible stationary obstacles located in the periphery of the driving path to enable automatic lateral control of the vehicle to find a “clear path” moving forward in a cluttered scene, such as a construction area.

•
Deep Layered Network (DLN) refers to a machine learning architecture consisting of feed-forward layers starting from the input image (or sequence of images with or without meta-data) going through operations of convolution and pooling and ending at an output layer consisting of meta-data, such as location and identity of objects in the scene. The DLN architecture’s parameters are determined through optimization over a large labeled training set.

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

•
Free-Space Analysis is synonymous with Drivable Path Delimiter Features.

•
Headway Monitoring and Warning (HMW) recognizes the preceding vehicles in both the host vehicle’s lane and adjacent lanes and provides accurate time-range (range divided by host car speed) estimation for contact with the targets.

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

•
Level 1 autonomous driving means that most functions are controlled by a human driver; certain functions (parking assist, acceleration, and limited steering) can be done automatically by the car.

•
Level 2 autonomous driving means that the system controls both steering and acceleration using information about the driving environment (e.g., lane-centering and cruise control), but with the expectation that a human will perform all remaining aspects of driving; the driver can have his or her hands off the steering wheel but must monitor the “dynamic driving task” at all times.

•
Level 3 autonomous driving means that the system performs all aspects of the driving task with the expectation that a human will respond appropriately if intervention is necessary. The vehicle transfers control to the driver when necessary; the driver must be ready to retake control at all times but does not need to continuously monitor conditions.

•
Level 4 autonomous driving means that the system performs all aspects of the driving task even if the driver does not respond appropriately to a request for intervention, including all safety-critical driving functions and monitoring roadway conditions for an entire trip. For a defined use case (e.g., urban driving), no driver intervention is required at all.

•
Level 5 autonomous driving means that the system performs all aspects of the driving task under all roadway and environmental conditions. System performance is equal to a human driver in every scenario, including extreme environments.

•
NCAP means a New Car Assessment Program.

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

•
Road Experience Management (REM)™ refers to a proprietary algorithmic-based technology that allows the creation of a Roadbook through the use of crowdsourced, real time data, collected from vehicles that already have cameras, and which extracts landmarks and roadway information using low bandwidths in order to form a layer of information supporting fully autonomous driving.

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

•
Vector accelerators (called VMP, PMA, MPC), including off-the-shelf vector accelerators (like DSPs, GPUs, FPGAs), are silicon cores that parallelize certain families of computations to enable much higher throughput per silicon area compared to a CPU architecture.

•
Speed Limit Indicator (SLI) is the equivalent to TSR, but it is limited to recognizing speed limit traffic signs.

Forward-Looking Statements
This Annual Report on Form 20-F contains forward-looking statements about us and our industry. These statements involve known and unknown substantial risks, uncertainties and other factors, as described in detail under “Item 3. Key Information—Risk Factors” in this Annual Report on Form 20-F, that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by the forward-looking statements. All statements, other than statements of historical fact, included in this Annual Report on Form 20-F regarding our strategy, future operations, future financial position, future revenues, projected expenses, prospects and plans and objectives of management are forward-looking statements. In some cases, you can also identify forward-looking statements by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “will,” “would,” “should,” “could,” “can,” “predict,” “potential,” “continue” and “objective” or the negatives of these terms, and similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. All forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties.
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

•
the expected development timeline of our ADAS and autonomous driving systems, including statements about launch dates and potential size of the markets therefor;

•
the expected timeline for development of additional functions and of our EyeQ4® and EyeQ5®;

•
our ability to retain our largest customers and to implement our technology in their car models;

•
the growing public awareness and acceptance of ADAS and autonomous driving;

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

PART I
Item 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.
Item 2.
OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.
Item 3.
KEY INFORMATION

A.
Selected Financial Data

The following table summarizes our financial data. We have derived the summary consolidated statement of operations data for the three years ended December 31, 2016, 2015 and 2014 and the consolidated balance sheet data as of December 31, 2016 and 2015 from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The consolidated statement of operations data for the years ended December 31, 2013 and 2012 and the consolidated balance sheet data as of December 31, 2014, 2013 and 2012 are derived from our audited financial statements not included in this Annual Report on Form 20-F. We prepare our financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our historical results are not necessarily indicative of the results that should be expected in the future. The summary of our consolidated financial data set forth below should be read together with our audited consolidated financial statements and the related notes, as well as “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report on Form 20-F.
	Year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Statement of Operations Data
Revenues	$358,162	$240,872	$143,637	$81,245	$40,285
Cost of Revenues	87,307	61,420	37,040	21,130	12,219
Gross Profit	270,855	179,452	106,597	60,115	28,066
Operating Costs and Expenses
Research and Development, net	65,259	43,393	36,930	22,309	15,866
Sales and Marketing	17,416	12,811	12,912	12,331	6,434
General and Administrative	67,241	45,509	71,437	10,277	7,418
Operating Profit (Loss)	120,939	77,739	(14,682)	15,198	(1,652)
Interest Income	5,083	2,888	1,305	1,059	1,531
Financial Income (Expenses), net	(582)	(917)	(4,442)	1,389	402
Profit (Loss) Before Taxes on Income	125,440	79,710	(17,819)	17,646	281
Benefit (Taxes) on Income	(17,070)	(11,260)	(12,265)	2,274	(334)
Net Income (Loss)	$108,370	$68,450	$(30,084)	$19,920	$(53)
Basic and Diluted Loss per Share(1)
Amount Allocated to Participating Shareholders	$—	$—	$—	$(16,105)	$—
Adjustment as a Result of Benefit to Participating Shareholders	—	—	—	(229,832)	—
Net Income (Loss) Applicable to ordinary shares for 2016, 2015 and 2014 and Applicable to Class A ordinary shares for 2013 and 2012	$108,370	$68,450	$(30,084)	$(226,017)	$(53)
Basic	$0.49	$0.31	$(0.28)	$(6.03)	$—
Diluted	$0.46	$0.29	$(0.28)	$(6.03)	$—

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Weighted Average Number of Shares Used in Computation of Earnings (Loss) per Ordinary Share for 2016, 2015 and 2014 and per Class A Ordinary Share for 2013 and 2012
Basic	220,124	217,362	107,942	37,477	40,191
Diluted	238,018	237,857	107,942	37,477	40,191

	December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Balance Sheet Data
Cash, Cash Equivalents, Restricted Short-Term Deposits and Marketable Securities	$633,405	$476,129	$375,091	$124,362	$61,015
Inventories	57,016	42,676	17,626	11,354	9,275
Long-Term Assets Excluding Marketable Securities(2)	33,816	23,347	18,063	12,997	9,681
Total Assets	780,380	577,614	436,406	168,228	89,994
Long-Term Liabilities	23,319	18,884	14,162	9,715	7,118
Retained Earnings (Accumulated Deficit)	45,849	(62,521)	(130,971)	(100,887)	(120,807)
Total Shareholders’ Equity	698,412	515,474	394,674	142,638	71,568
	December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Other Financial Data
Net Income (Loss) Before Share-Based Compensation(3)	$173,325	$112,851	$46,243	$33,051	$1,802

(1)
Until all of our then outstanding shares of any class converted into ordinary shares on July 31, 2014 (the “Share Recapitalization”), shortly prior to our initial public offering (the “IPO”), our issued share capital was comprised of Class A ordinary shares (with no liquidation preference), ordinary shares (with liquidation preference), and Class B, C, D, E, F1 and F2 Shares, having a €0.01 par value. Therefore, under U.S. GAAP, earnings per share had to be computed based on the outstanding Class A ordinary shares. For additional information, see Note 8 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F and see “Item 5. Operating and Financial Review and Prospects — Comparison of Results of Operations for 2016, 2015 and 2014 — Earnings Per Share.”

(2)
In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes.” ASU 2015-17 amends existing guidance to require that deferred income tax liabilities and assets be classified as noncurrent in a classified balance sheet and eliminates the prior guidance that required an entity to separate deferred tax liabilities and assets into a current amount and a noncurrent amount in a classified balance sheet. As permitted by ASU 2015-17, we early-adopted this standard and applied it prospectively as of December 31, 2015. Adoption of this ASU resulted in a classification of our net current deferred tax asset to the net non-current deferred tax asset in our consolidated balance sheet as of December 31, 2015. No prior periods were retrospectively adjusted.

(3)
We prepare this non-GAAP measure to eliminate the impact of items that we do not consider indicative of our overall operating performance. To arrive at our Net Income (Loss) Before Share-Based Compensation, we exclude share-based compensation expense and the applicable income tax effect from our U.S. GAAP net income (loss). We updated the non-GAAP presentation for all presented reporting periods to reflect the current year presentation of the non-GAAP measure. We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:

•
We believe that elimination of share-based compensation expense and the applicable income tax effect is appropriate because treatment of this item may vary for reasons unrelated to our overall operating performance;

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

Non-GAAP measures should not be considered as an alternative to gross profit, income (loss) from operations, net income (loss) or any other measure of financial performance calculated and presented in accordance with U.S. GAAP. Our non-GAAP measure may not be comparable to similarly titled measures of other organizations because other organizations may not calculate non-GAAP measures in the same manner. Set forth below is the reconciliation of Net Income (Loss) Before Share-Based Compensation to Net Income (Loss), the most directly comparable GAAP measure:
	Year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Net Income (Loss)	$108,370	$68,450	$(30,084)	$19,920	$(53)
Share-Based Compensation	65,602	44,969	76,853	13,131	1,855
Income tax effect	(647)	(568)	(526)	—	—
Net Income (Loss) Before Share-Based Compensation	$173,325	$112,851	$46,243	$33,051	$1,802

For additional information, see “Item 5. Operating and Financial Review and Prospects — Non-GAAP Financial Measures.”
B.
Capitalization and Indebtedness

Not applicable.
C.
Reasons for the Offer and Use of Proceeds

Not applicable.
D.
Risk Factors

An investment in our ordinary shares involves a high degree of risk. An investor should carefully consider the risks and uncertainties described below and the other information in this Annual Report on Form 20-F before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and, as a result, the market price of our ordinary shares could decline, and an investor could lose all or part of its investment. This Annual Report on Form 20-F also contains forward-looking statements that involve risks and uncertainties. See “Introduction — Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements.

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
Our business and future operating results depend on our ability to complete development of existing ADAS programs and to develop and introduce new and enhanced ADAS functions that incorporate the latest technological advancements in outdoor image processing hardware, software and camera technologies and to satisfy evolving customer, regulatory and safety rating requirements. This requires us to invest resources in research and development, and it also requires that we:
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
We purchase all of our EyeQ® chips from STMicroelectronics N.V. All of our EyeQ® chips are produced at a single facility in France. Since our EyeQ® chip is incorporated in all of our products, any problems that occur and persist in connection with the manufacture, delivery, quality or cost of the assembly and testing of our EyeQ® chips could have a material adverse effect on our business, results of operations and financial condition that might not be fully offset by any inventory of EyeQ® chips that we maintain. Because of the complex proprietary nature of our EyeQ® chips, any transition from STMicroelectronics N.V. to a new supplier, or if there were a disaster at the facility, bringing a new facility online, would take a significant period of time to complete and could potentially result in our having insufficient inventory, which could adversely affect our business, results of operations and financial condition. In addition, our contractual relationship with STMicroelectronics N.V. does not lock in long-term rates, and both we and STMicroelectronics N.V. are free to terminate the arrangement at any time. Further, we are vulnerable to the risk that STMicroelectronics N.V. may become bankrupt.
We may incur material costs as a result of actual or alleged product defects, product liability suits, and warranty and recall claims.
Our software and EyeQ® chips are complex and could have, or could be alleged to have, defects in design or manufacturing or other errors or failures. STMicroelectronics N.V. is responsible for quality control and procedures for testing and manufacturing of our EyeQ® chips to our specifications, but we retain liability for production failures caused by defective EyeQ® chip design or error, or if the software design does not function as represented. Material defects in any of our products could thus result in decreasing revenues due to adverse publicity, increased operating costs due to legal expenses and the possibility of consumer products liability. Although we have product liability insurance that we believe is sufficient, there is no assurance that such insurance will be adequate to cover all of our potential losses. Accordingly, we could experience significant costs, including defense costs, if we were required to recall our products or if we experience material warranty or product liability losses in the future. Product liability claims present the risk of protracted litigation, financial damages, legal fees and diversion of management’s attention from the operation of our business. We use disclaimers, limitations of liability and similar provisions in our agreements, but we have no assurance that any or all of these provisions will prove to be effective barriers to product liability claims.
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
If we are required to pay significant damages as a result of one or more lawsuits that are not covered by insurance or that exceed our coverage limits, it could materially harm our business, results of operations and financial condition. The defense against such claims – even if they are ultimately unsuccessful – could cause us to incur significant expenses and result in a diversion of management’s attention.
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
The period of time from a design win to implementation is long, and we are subject to the risks of cancellation or postponement of the contract or unsuccessful implementation.
Our products are technologically complex, incorporate many technological innovations and are typically intended for use in safety applications. Prospective OEM customers generally must make significant commitments of resources to test and validate our products before including them in any particular model vehicle. The development cycles of our products with new OEM customers are approximately one to three years after a design win, depending on the OEM and the complexity of the product. These development cycles result in investing our resources prior to realizing any revenues from the production models. Further, we are subject to the risk that an OEM cancels or postpones implementation of our technology, as well as that we will not be able to implement our technology successfully. Further, our sales could be less than forecast if the vehicle model is unsuccessful, including for reasons unrelated to our technology. Long development cycles and product cancellations or postponements may adversely affect our business, results of operations and financial condition.
We depend on our Founders.
We depend on Professor Amnon Shashua, our co-Founder, Chief Technology Officer, Chairman and a director, and Mr. Ziv Aviram, our co-Founder, President, Chief Executive Officer and a director. We refer to them as our “Founders.” Both Founders have substantial equity holdings in us. Mobileye Vision Technologies Ltd., our Israeli subsidiary (“MVT”), has entered into employment agreements with Professor Shashua and Mr. Aviram. Under these agreements, Professor Shashua and Mr. Aviram are not permitted to compete with us or to hire our employees during the term of their employment and for 18 months thereafter if they were to leave our company for any reason. Furthermore, each of Professor Amnon Shashua and Ziv Aviram has agreed not to terminate his employment until the earlier of the third anniversary of the closing of our IPO, or August 6, 2017, or the completion of an acquisition as defined in the agreement and has agreed not to compete with us or to solicit any of our employees, subject to customary exceptions. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Company Founders Agreement.” The enforceability of non-competition covenants in Israel is subject to limitations. In addition, we do not have key-man life insurance for either of our Founders.
Pursuant to his employment agreement, Professor Shashua is permitted to spend up to 50 hours per month on teaching and graduate student supervision at the Hebrew University and on business activities unrelated to us, so long as such activities do not involve companies in businesses substantially similar to ours. Pursuant to his agreement, Mr. Aviram is also permitted to spend up to 20 hours per month on business activities unrelated to us, so long as such activities do not involve companies in businesses substantially similar to ours. Professor Shashua is a co-founder and the Chief Technology Officer and Chairman of OrCam Technologies Ltd. (“OrCam”), a privately held company that has launched an assistive product for the visually impaired and develops other products based on advanced computerized visual interpretation capabilities. Mr. Aviram is also a co-founder and is the President and Chief Executive Officer of OrCam. Each is expected to spend a part of his permitted time unrelated to us on OrCam. For additional information about our relationship with OrCam, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with OrCam Technologies Ltd.” The loss of either Professor Shashua or Mr. Aviram or other key members of management, or a significant diminution in their contribution to us, could adversely affect our business, financial condition or results of operations.
We may be unable to attract and retain key personnel, which could seriously harm our business.
We compete in a market that involves rapidly changing technological and other developments, which requires us to employ a workforce with broad expertise and intellectual capital. In order for us to compete and grow successfully, we must attract, recruit, retain and develop the necessary software, engineering, technical and other personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. The market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel, retaining current personnel or effectively replacing current personnel who may depart. We cannot assure you that qualified employees will continue to be employed by us or that we will be able to attract and retain additional qualified personnel in the future. Failure to retain or attract key personnel could have an adverse effect on our business, results of operations and financial condition.
We depend on licenses for certain technologies from third parties for which we pay royalties.
We integrate certain technologies developed and owned by third parties into our products, including the central processing unit core of our EyeQ® chips, through license and technology transfer agreements.

Under these agreements, we are obligated to pay royalties for each unit of our products that we sell that incorporates such third-party technology. If we are unable to maintain our contractual relationships with the third-party licensors on which we depend, we may not be able to find replacement technology to integrate into our products on a timely basis or for a similar royalty fee, in which case our business, results of operations and financial condition would also be adversely affected.
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
Furthermore, our aftermarket products are manufactured by contract manufacturers in China that provide surface-mount technology services as well as assembly, testing, packaging and logistics services. These Chinese contract manufacturers are subject to laws, regulations, duties and tariffs of the Chinese government. In the future China may eliminate, adjust or impose new quotas, duties, tariffs, safeguard measures, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, product safety regulations or other charges or restrictions, any of which could affect our ability to procure our aftermarket products or sell our aftermarket products at affordable prices, which, in turn, could adversely affect our business, results of operations and financial condition. If we had to replace our Chinese contract manufacturers for any reason, we believe it could take between four to nine months to have a new manufacturer at full capacity. There is no assurance that the costs of such a new arrangement might not exceed our current costs, and during the transition period, it is possible that we might not have sufficient inventory and our aftermarket sales and results of operations could be adversely affected.
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
In 2016, sales through our Tier 1 suppliers to each of four OEMs accounted for more than 10% of our OEM revenues. We are in production phase with more than 25 OEMs (including pre-launched design programs) through arrangements with Tier 1 companies. We have separate production programs for each vehicle model included in an RFQ that incorporates our products. However, if any OEM were to determine not to incorporate our technology in their future models generally, or if we fail to win a significant number of additional future models from one or more OEMs, our business, results of operations and financial condition would be adversely affected.

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
If we are not able to adequately protect or enforce the proprietary aspects of our technology, competitors could be able to access our proprietary technology and our business, results of operations and financial condition could be adversely affected. We currently attempt to protect our technology through a combination of patent, copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and similar means. Despite our efforts, other parties may attempt to disclose, obtain or use our technologies or systems. Our competitors may also be able to independently develop similar products or design around our patents. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. As a result, we may not be able to protect our proprietary rights adequately in the United States or abroad.
In addition, any litigation initiated by us concerning the violation by third parties of our intellectual property rights is likely to be expensive and time-consuming and could lead to the invalidation of, or render unenforceable, our intellectual property, or it could otherwise have negative consequences for us. We have been, and in the future may be, a party to claims and litigation as a result of alleged infringement by third parties of our intellectual property. Even when we sue other parties for such infringement, that suit may have adverse consequences for our business. Any such suit may be time-consuming and expensive to resolve, and it may divert our management’s time and attention from our business. Furthermore, it could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based, which would seriously harm our business.
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
We enter into agreements with our employees pursuant to which such individuals agree that any inventions created in the scope of their employment are assigned to us or owned exclusively by us, depending on the jurisdiction, without the employee retaining any rights. A significant portion of our intellectual property has been developed by our employees during the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the “Patent Law”, inventions conceived by an employee during the scope of his or her employment with a company, and as a consequence of such employment, are regarded as “service inventions,” which belong to the employer by default, absent a specific agreement between the employee and employer giving the employee ownership rights. The Patent Law also provides that if there is no agreement between an employer and an employee, regarding the remuneration for the service inventions, even if the ownership rights were assigned to the employer, the Israeli Compensation and Royalties Committee, or the “Committee”, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for these inventions. The Committee has not yet determined the method for calculating this Committee-enforced remuneration. While it has been held that an employee may waive his or her rights to remuneration, and that a waiver of such rights can be concluded like any other agreement, in writing, orally or by conduct, pending litigation in Israeli labor court is questioning whether such waiver under an employment agreement is enforceable. Although our employees have agreed that any rights related to their inventions are owned exclusively by us, we may face claims demanding remuneration in consideration for employees’ service inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.
In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.
We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.
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
Most of our revenues and most purchases of materials and components are denominated in U.S. dollars. We believe that the currency of the primary economic environment in which our operations and those of our subsidiaries are conducted is the U.S. dollar. However, part of our operating expenses are accrued in New Israeli Shekels (primarily those related to payroll) and, to a much lesser extent, the Euro and other currencies. Although most of our purchases of materials and components are also made in U.S. dollars, foreign currency fluctuations may affect the prices of our products. We also generate revenues in New Israeli Shekels that partially offset this New Israeli Shekel exposure and to a lesser extent in Euro. Therefore, our profitability is affected by movements of the U.S. dollar against the New Israeli Shekel, and, to a much lesser extent, the Euro and other currencies in which we generate revenues, incur expenses and maintain cash balances. If there is a significant devaluation of a particular currency, the prices of our products will increase relative to the local currency and may be less competitive. Despite our efforts to minimize foreign currency risks, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of New Israeli Shekel and, to a much lesser extent, the Euro and other currencies against the U.S. dollar, could have an adverse effect on our profitability and financial condition. For example, an increase of 1% in the value of the New Israeli Shekel against the U.S. dollar would have decreased our operating profit by approximately $0.1 million in the year ended December 31, 2016. Although we seek to limit our exposure to currency exchange rate risk by maintaining similar levels of assets and liabilities in New Israeli Shekels and U.S. dollars, to the extent commercially feasible, we cannot fully eliminate the effects of currency fluctuations.
We are subject to risks associated with doing business globally.
Our operations are subject to risks inherent in conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. In addition to risks related to currency exchange rates, these risks include changes in exchange controls; changes in taxation; importation limitations; export control restrictions; changes in or violations of applicable laws, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010; economic and political instability; disputes between countries; diminished or insufficient protection of intellectual property; and disruption or destruction of operations in a significant geographic region regardless of cause, including war, terrorism, riot, civil insurrection or social unrest. Failure to comply with, or material changes to, the laws and regulations that affect our global operations could have an adverse effect on our business, results of operations and financial condition.
As autonomous driving technology continues to develop, regulators are considering various ways to adapt existing regulations and creating new ones in order to ensure the compatibility of autonomous vehicles and autonomous driving technology with regulatory expectations, requirements relating to safety, legal liability and privacy. We cannot anticipate the limitations, restrictions and controls nor the economic consequences flowing from such requirements. Should restrictive regulations apply, they could delay the introduction of autonomous driving technology, cause us to redesign aspects of our products, impose additional costs and adversely affect our results of operations.
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
Concerns have been generally expressed about whether data collection technology, such as REM, compromises the privacy of users and others. As a result, regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning collection, use, retention, security and transfer of personal and non-personal information. Several jurisdictions have already passed laws in this area including the United States, Europe and certain countries in Asia and South America. These laws and their interpretation and application continue to develop and may be inconsistent from jurisdiction to jurisdiction. It is possible that these laws may be interpreted and applied in a manner that may be inconsistent with our data practices. If so, in addition to the possibility of significant penalties and exposure to liability under data protection laws, this could result in an order requiring that we, our service providers or our OEM partners change our or their data practices, which could have an adverse effect on our business and results of operations. Furthermore, complying with these various data protection laws could cause us to incur substantial costs or require us, our service providers or our OEM partners to change our or their business practices in a manner adverse to our business. Additionally, any failure by us, our OEM partners or other parties with whom we or our OEM partners share personal and non-personal information to comply with existing and future federal, state or international privacy-related or data protection laws and regulations could result in proceedings against us by governmental entities or others.
We may need to raise additional capital in the future, which may not be available on terms acceptable to us, or at all.
A majority of our operating expenses are for research and development activities. Our capital requirements depend on many factors, including, but not limited to:

•
technological advancements;

•
market acceptance of our products and product enhancements and the overall level of sales of our products;

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

If our capital requirements are materially different from those currently planned, we may need additional capital sooner than anticipated. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders at that point in time will be reduced. Additional financing may not be available on favorable terms, on a timely basis or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to continue our operations as planned, develop or enhance our products, expand our sales and marketing programs, take advantage of future opportunities or respond to competitive pressures.
Risks Related to Our Industry
Autonomous driving is a complex set of technologies, and there is no assurance that additional autonomous driving applications will develop in the near future or that a market for fully autonomous driving will develop.
Autonomous driving is a complex set of technologies, which requires the continuing development of both sensing technology and control technology. Functions and capabilities are in different stages of development, and their reliability must continue to improve in order to meet the higher standards required for autonomous driving. Sensing technology provides information to the car and includes new sensors, communication and guidance technology and software. Although we have significant design wins from five OEMs for Level 3 and five OEMs for Level 4 autonomous driving and development programs for hands-free highway driving from other OEMs, there is no assurance that we can finalize the development and validation of our technology for fully autonomous driving from nine OEMs. Similarly, we are still in early development of our next generation self-driving features (namely, our country road capabilities and city traffic capabilities), which require significant algorithmic innovation by us. There can be no assurance that we can complete such development in a timely manner. If we cannot achieve design wins for these additional capabilities or if, following any such design win, our product is not fully validated and does not go into serial production, our future business prospects and results of operations could be materially adversely affected.
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
There are a number of additional challenges to autonomous driving, all of which are outside of our control, including market acceptance of autonomous driving, particularly fully autonomous driving, state licensing requirements and other regulatory measures, concerns regarding electronic security and privacy, actual and threatened litigation and the general perception that a vehicle is not safe because there is no human driver. There can be no assurance that the market will accept any vehicle model, including a vehicle containing our technology, in which case our future business, results of operations and financial condition could be adversely affected.
Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.
Our business depends on, and is directly affected by, the global automobile industry. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rate levels and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by our OEM customers’ ability to continue operating in response to challenging economic conditions, such as the financial crisis that began in 2007, and in response to labor relations issues, regulatory requirements, trade agreements and other factors. Globally, OEMs and their suppliers continue to experience significant difficulties from weakened economies and tightened credit markets, and many are still recovering from the financial crisis. The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year, and such fluctuations give rise to fluctuations in the demand for our products. Any significant adverse change in any of these factors, including, but not limited to, general economic conditions and the resulting bankruptcy of an OEM customer or the closure of an OEM manufacturing facility, may result in a reduction in automotive sales and production by our OEM customers and could have a material adverse effect on our business, results of operations and financial condition.
If there is a slowing of the increasing requirements for active safety technology, our business, results of operations and financial condition would be adversely affected.
We have seen an increased demand for our technology and the growth of our business that correlates with driver awareness and acceptance of the safety features our ADAS provides. This acceptance and awareness is primarily due to the influence of regulators and safety organizations that provide both mandates and incentives, such as star ratings, to OEMs to include active safety technology in their vehicle models. We believe that this trend in regulation and ratings will continue and even accelerate over the next decade, thus increasing awareness and acceptance of, and consequently demand for, active safety technology. However, should there be a slowing of the increasing requirements for active safety technology, our growth might be limited, and our business, results of operations and financial condition would be adversely affected.
If our OEM customers are unable to maintain and increase consumer acceptance of ADAS technology, our business, results of operations and financial condition would be adversely affected.
Our future operating results will depend on the ability of OEMs to maintain and increase consumer acceptance of ADAS, generally, and of our camera-based and autonomous driving technologies, specifically. There is no assurance that OEMs can achieve these objectives. Market acceptance of ADAS, our camera-based technology and autonomous driving depends upon many factors, including regulatory requirements, evolving safety standards, cost and driver preferences. Market acceptance of our products also depends on the ability of market participants, including us, to resolve technical challenges for increasingly complex ADAS in a timely and cost-effective manner. Consumers will also need to be made aware of the advantages of our camera-based ADAS compared to competing technologies, specifically those with different sensor modalities, such as radar or lidar. If consumer acceptance of ADAS technology in the OEM market does not increase, sales of our aftermarket products could also be adversely affected.
We operate in a highly competitive market.
The ADAS industry is highly competitive. Competition is based primarily on technology, innovation, quality, delivery and price. Our future success will depend on our ability to develop superior advanced technology and to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors. Although we believe that we are the only provider of ADAS with the validation data necessary to compete effectively in the ADAS industry and that there are significant other barriers to developing a feasible competing sensory modality, we face potential competition from Tier 1 companies and other technology companies, some of which have significantly greater resources than we do. For example, Alphabet Inc.’s autonomous car program has received significant public attention. It is possible that a competitor or potential competitor, including Alphabet Inc., could create a competitive autonomous car that gains significant market share. If we were to lose a significant number of design wins to a new entrant, our future business, results of operations and financial condition would be adversely affected.
Risks Related to Operations in Israel
Conditions in Israel affect our operations and may limit our ability to produce and sell our products.
Although we are incorporated under the laws of The Netherlands, our headquarters and research and development center are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there continues to be unrest and terrorist activity in Israel, which has continued with varying levels of severity, and ongoing hostilities and armed conflicts between Israel and the Palestinian Authority and other groups in the West Bank and Gaza Strip. The effects of these hostilities and violence on the Israeli economy and our operations are unclear, and we cannot predict the effect a further increase in these hostilities or any future armed conflict, political instability or violence in the region would have on us. We could be harmed by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. In the event of war, we and our Israeli suppliers may cease operations, which may cause delays in the distribution and sale of our aftermarket products. In the event that our principal executive office is damaged as a result of hostile action, or hostilities otherwise disrupt the ongoing operation of our offices, our ability to operate could be materially adversely affected. Furthermore, since 2011, there has been civil war in Syria, and since early 2013, the region has seen the growth of the “Islamic State” and increased internal hostilities in Iraq. The impact of these circumstances on Israel’s relations with its Arab neighbors, in general, or on our operations in the region, in particular, remains uncertain. The establishment of new fundamentalist Islamic regimes or governments more hostile to Israel could have serious consequences for the peace and stability in the region, place additional political, economic and military confines upon Israel, materially adversely affect our operations and limit our ability to sell our products to countries in the region.
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
Our Israeli subsidiary was eligible for certain tax benefits provided to “Benefited Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In May 2014, our Israeli subsidiary made an election, effective as of January 1, 2014, under the Investment Law to change its tax status from a “Benefited Enterprise” to a “Preferred Enterprise” in connection with a July 2014 ruling we received from the Israeli Tax Authority. We believe this ruling will provide us with benefits, subject to the fulfillment of conditions stipulated in the Investment Law and in accordance with the terms and conditions of the law and of the ruling. Specifically, as a “Preferred Company,” our Israeli subsidiary is entitled to the reduced tax rate of 9%, which is scheduled to decrease to 7.5% for 2017 and thereafter, under an amendment to the Investment Law enacted in December 2016. By contrast, the regular corporate tax rate for Israeli companies was 25% in 2012 and 2013, 26.5% for 2014 and 2015 and 25% in 2016; the regular corporate tax rate for Israeli companies is scheduled to decrease to 24% for 2017 and to 23% for 2018 and thereafter. If these tax benefits are reduced, cancelled or discontinued, for whatever reason including lack of compliance with the requirements of the law and the ruling, our Israeli taxable income would be subject to standard Israeli corporate tax rates, and we may be required to refund any tax benefits that we have already received, plus indexation, interest and penalties thereon. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Material Israeli Tax Considerations and Government Programs — Israeli Taxation and Government Programs — Law for Encouragement of Capital Investments, 1959.” The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investment Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our global tax rate and our results of operations. See Note 9 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F for a discussion of our current tax obligations. See also “Item 5. Operating and Financial Review and Prospects — Corporate Information and Reorganization.”
Our income tax rate is complex and subject to uncertainty.
Computations of our taxes on income and withholding obligations are complex because they are based on the laws of numerous taxing jurisdictions. These computations require significant judgment on the application of complicated rules governing accounting for tax provisions under GAAP. The international nature of our structure and operations creates uncertainties as to the allocation of our global results among the various jurisdictions in which we operate as a result of different rules regarding taxable presence and changes thereto, allocations and transfer pricing. Taxes on income for interim quarters are based on a forecast of our global tax rate for the year, which includes forward looking financial projections. Such financial projections are based on numerous assumptions, including the expectations of profit and loss by jurisdiction. We may not accurately forecast the various items that comprise the projections. In addition, in connection with our reorganization into Israel (see “Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Operating Results — Reorganization”), although we have received opinions from Cyprus counsel and Dutch counsel that the reorganization should not result in any tax liabilities under the laws of Cyprus or The Netherlands, there can be no assurance that the relevant tax authorities might determine that such taxes are not owed.
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
The stock market in general has been, and the market price of our ordinary shares in particular is, subject to fluctuation, whether due to, or irrespective of, our operating results and financial condition. The market price of our ordinary shares on the NYSE may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:
•
announcements by regulators, new car assessment programs and other safety organizations regarding ADAS and autonomous driving technology;

•
development and market acceptance of our products, ADAS systems and autonomous driving;

•
announcements of the results of research and development projects by us or our competitors;

•
announcements relating to ADAS technology and autonomous driving and their adoption by OEMs;

•
partnerships and joint venture relationships concerning the development of ADAS systems and autonomous driving;

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
Our financial results may vary significantly from quarter to quarter due to a number of factors.
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
We are incorporated under Dutch law, and the rights and responsibilities of our shareholders are governed by our articles of association and Dutch law. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S jurisdictions. In the performance of its duties, our board of directors will be required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See “Item 6. Directors, Senior Management and Employees — Board Practices,” “Item 6. Directors, Senior Management and Employees — Directors and Senior Management” and “Item 10. Additional Information — Memorandum and Articles of Association — Differences in Corporate Law.”
Our Founders may have a significant level of control over most matters requiring shareholder approval.
At January 31, 2017, Professor Amnon Shashua and Mr. Ziv Aviram control 7.57% and 6.92%, respectively, of our ordinary shares, excluding an aggregate of 6.932 million ordinary shares subject to unvested options, respectively. If they were to act in concert, our Founders may be able to exercise a significant level of control over most matters requiring shareholder approval, including the election of directors, amendment of our articles of association and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and could make the approval of certain transactions difficult without their support, including transactions in which you might otherwise receive a premium for your shares over the then-current market price. Further, our Founders are not prohibited from selling their interests in us to a third party and may do so without shareholder approval and without providing for a purchase of other shareholders’ ordinary shares. For additional information on these shareholdings, see “Item 6. Directors, Senior Management and Employees — Directors and Senior Management” and “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”
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
We have not paid any dividends since our incorporation. Even if future operations were to lead to significant levels of profits that would allow us to pay dividends, we currently intend to retain all available funds for reinvestment in our business. Any decision to declare and pay dividends in the future will be made at the discretion of our general meeting of shareholders, acting pursuant to a proposal by our board of directors, and will depend on, among other things, our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors or general meeting of shareholders may deem relevant. Moreover, future dividend distribution may be subject to additional tax at MVT. Accordingly, investors cannot rely on dividend income from our ordinary shares, and any returns on an investment in our ordinary shares will likely depend entirely upon any future appreciation in the price of our ordinary shares.
We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules, and we are subject to Securities Exchange Act of 1934, as amended (the “Exchange Act”), reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information (although we provide quarterly information on Form 6-K), or current reports on Form 8-K, upon the occurrence of specified significant events. We follow Dutch laws and regulations that are applicable to publicly traded Dutch companies listed outside the European Union (the “EU”). However, Dutch laws and regulations applicable to Dutch companies whose shares are not listed on an EU securities exchange do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or Form 8-K, the U.S. rules requiring insiders to file public reports of their stock ownership and trading activities or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you do not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
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
Dutch public companies are encouraged to comply with the provisions of the Dutch Corporate Governance Code adopted by the Dutch Corporate Governance Committee on December 9, 2003, as amended and restated in December 2008 and further amended and restated in December 2016 (the “Dutch

Code”). However, companies may elect not to comply with some or all of the provisions of the Dutch Code, provided that such non-compliance and the reasons for the non-compliance are disclosed. Most of the provisions of the Dutch Code are identical to, or substantially the same as, provisions applicable to publicly traded U.S. companies, and we intend to comply with those provisions of the Dutch Code. Other provisions of the Dutch Code, however, are contrary to customary market practice in the United States for publicly traded companies or are otherwise in our judgment inappropriate. See “Item 6. Directors, Senior Management and Employees — Board Practices — Dutch Corporate Governance Code.”
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of SOX, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.
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
Generally, if  (taking into account certain look-through rules with respect to the income and assets of our subsidiaries) for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Such a characterization could result in adverse U.S. federal income tax consequences to our U.S. shareholders, including having gains realized on the sale of our ordinary shares be treated as ordinary income, as opposed to capital gain, and having interest charges apply to such sale proceeds. Because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. Based on our calculations, we believe that we were not a PFIC in the taxable year ended December 31, 2016 and based on our most current estimates of our gross income and the value of our assets (which is based on our share price), we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2017. However, PFIC status is determined as of the end of a taxable year and depends on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, we cannot assure you that we will not be a PFIC for 2017 or in any future year.

It may be difficult to enforce a U.S. judgment against us, our officers and directors in The Netherlands, Israel or the United States or to assert U.S. securities laws claims in The Netherlands or Israel or serve process on our officers and directors.
We are incorporated in The Netherlands. A limited number of our executive officers and directors are residents of the United States. Our principal offices and operations are located in the State of Israel. Most of our officers and some of our directors reside in the State of Israel, and all or a significant portion of the assets of such officers and directors and substantially all of our assets are located in the State of Israel. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S., Israeli or Dutch court, or to effect service of process upon these persons in the United States. There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in The Netherlands unless the underlying claim is relitigated before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally, subject to compliance with certain procedural requirements, grant the same judgment without a review of the merits of the underlying claim if  (i) the relevant judgment is a final and conclusive money judgment in personam (other than for multiple or punitive damages, or for a fine or a tax or a penalty); (ii) that judgment resulted from legal proceedings compatible with Dutch notions of due process; (iii) that judgment does not contravene public policy of The Netherlands; (iv) the jurisdiction of the U.S. federal or state court rendering the judgment was compatible with internationally accepted principles in respect of jurisdictional matters; (v) the judgment was not obtained by fraud; and (vi) no new admissible relevant evidence is admitted in the Dutch courts. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us or members of our board of directors or officers or certain experts named herein who are residents of The Netherlands or countries other than the United States. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors or officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in The Netherlands against us or such directors or officers, respectively. Similarly, there is doubt as to the enforceability in the State of Israel, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws. Israeli courts may refuse to hear a claim in an original action based on an alleged violation of U.S. securities laws, reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above.
Subject to specified time limitations and legal procedures, Israeli courts may enforce a non-appealable judgment of a U.S. state or federal court in a civil matter, provided that, among other things, (i) the judgment has been obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment was given and the rules of private international law currently prevailing in Israel; (ii) the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts; (iii) adequate service of process was effected and the defendant was given a reasonable opportunity to be heard and to present evidence; (iv) the judgment is not contrary to the public policy of Israel and its enforcement is not likely to impair the security or sovereignty of Israel; (v) the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; (vi) an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the foreign court; and (vii) the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may be able to collect only limited, or may be unable to collect any, damages awarded by either a U.S. or foreign court.

Item 4.
INFORMATION ON THE COMPANY

A.    History and Development of the Company
Our legal and commercial name is Mobileye N.V. We are a limited liability company (naamloze vennootschap) organized under the laws of The Netherlands. Our official registered office, principal executive offices and management headquarters are located at Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 9777513, Israel, and our telephone number at that address is +972 2 541 7333.
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
On August 6, 2014, we closed our IPO in which we issued 8.325 million new ordinary shares for net proceeds of $197.4 million (including proceeds from options that were exercised in connection with our IPO). We also listed our ordinary shares on the NYSE, and they are traded under the symbol “MBLY.”
On March, 20, 2015, we closed a secondary public offering of 19,696,050 ordinary shares sold at a price of  $41.75 per share by shareholders who acquired their shares prior to our IPO. We did not receive any proceeds from the offering.
Our capital expenditures for the years ended December 31, 2016, 2015 and 2014 were $11.4 million, $5.6 million and $5.6 million, respectively. Our capital expenditures relate mainly to data storage and computer equipment to support our growth as well as expenditures related to the acquisition of land to serve as the Company’s Research and Development (“R&D”) and innovation center in Jerusalem.
B.    Business Overview
Please see the Introduction to this Annual Report on Form 20-F for a glossary of certain terms and acronyms used herein.
We are the global leader in the development of computer vision and machine learning-based sensing, mapping and driving policy technology for Advanced Driver Assistance Systems (“ADAS”) and autonomous driving technologies. Our sensing products are able to detect vehicles, pedestrians, general objects and roadway markings, such as lanes, road boundaries and barriers. The products can also identify and read traffic signs, directional signs and traffic lights. These sensing products are used to build an environmental model of the vehicle’s surroundings, which is the core information used by ADAS-equipped vehicles to avoid and/or mitigate dangerous situations and by autonomous vehicles to safely navigate the world’s roads. These core capabilities and technologies also enable us to create a RoadBook™ of localized drivable paths and visual landmarks using our proprietary REM technology. This is accomplished by crowdsourcing and processing data from vehicles equipped with camera-based ADAS systems, which data we intend to pursue through cooperation with our partners. Finally, we believe that proprietary reinforcement learnings algorithms in the area of driving policy will eventually result in autonomous vehicle systems having the capability to negotiate with other human-driven vehicles in complex situations.
Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Our system-on-chip products combine high performance, low energy consumption and low cost, with automotive-grade standards of accuracy, quality and functional safety and were included in serial production vehicle models since 2007. We estimate that our products were installed in approximately 15.7 million vehicles worldwide through December 31, 2016 and our technology is available with 21 OEMs. Furthermore, our products have been selected for implementation with more than 25 OEMs. We see meaningful barriers to entry in our field and believe our more than 18 years of research and development and data collected from millions of miles of driving experience give us a significant technological lead.

We believe that we are well-positioned to take advantage of two key industry trends:
•
The first trend is the evolution in the demand for ADAS, one of the fastest growing content areas within the automotive electronics industry. The rapid increase in ADAS demand is driven by growing public acceptance and awareness of active safety technologies, but it is mainly due to the rising influence of regulators and national and international safety organizations that issue safety ratings to encourage manufacturers to include safety features in their new or redesigned car models. As regulators and safety organizations continue to increase the types and functions of ADAS applications required to maintain high safety ratings, we believe that ADAS will likely become a standard technology included within the base price of more vehicle models, and the market for our products will continue to expand significantly. Our experience to date validates the increase in demand for ADAS technology. It took approximately five years from 2007 to ship the first 1.0 million EyeQ® chips. In the year ended December 31, 2016, we shipped approximately 6.0 million chips. In early 2010 our technology was sourced by seven OEMs. We also believe there is significant demand for ADAS applications from companies that operate fleets of vehicles where ADAS is not included as standard equipment. We are pursuing these opportunities with products sold through our Aftermarket division.

•
The second trend is the accelerating desire of global automakers to develop autonomous vehicles. Full autonomous driving, where the driver is not actively engaged in driving the vehicle for extended periods of time, cannot be achieved in one step. In our view, there are three pillars necessary to enable fully autonomous driving. The first pillar is sensing, which will require current software used for ADAS systems to evolve to deal with more complex situations and to process data from more than one camera and more than one sensor-type. The second pillar is mapping, which will serve as redundancy to sensing. The third pillar is driving policy, which will add the ‘human behavior’ aspect to autonomous driving, allowing these vehicles to ‘negotiate’ with other cars in complex situations. In the near future, we believe that there will be at least two technological innovation steps beyond ADAS. The first innovation involves hands-free-capable driving at highway speeds and in congested traffic situations (also known as Level 3 autonomous driving). We have design wins from five OEMs to launch these features for Level 3 autonomous driving and are in development programs with other OEMs for potential future launches. The next innovation is the inclusion of country road and urban scenario capabilities to support autonomous driving (also known as Level 4/5 autonomous driving). We have design wins from five OEMs for Level 4 autonomous driving. We expect that this innovation will require only minor additional sensing hardware, but significant algorithmic advances, which we are currently developing. Importantly, we, along with our supplier and automaker partners, believe a viable technology path exists to enable both these innovation steps and expect hardware, software, packaging and related elements, will be within acceptable automotive industry levels.

Our leading position in the ADAS end-market is a result of our track record of innovation, high-accuracy validation and performance over millions of miles and the broad functionality offered by our systems. We offer the only camera-based ADAS technology that covers all major safety and convenience-related functions available in the market today:
•
Safety Functions

•
Lane functions — Lane Departure Warning (LDW) and Lane Keeping and Support (LKS);

•
Vehicle detection functions — Forward Collision Warning (FCW), Headway Monitoring and Warning (HMW), Adaptive Cruise Control (ACC), Traffic Jam Assist (TJA) and Automatic Emergency Braking (AEB-V);

•
Pedestrian detection functions — Pedestrian Collision Warning (PDW) and Pedestrian Automatic Emergency Braking (AEB-P);

•
Animal detection functions; and

•
General objects detection features (AEB-GO).

•
Convenience and Driving Enhancement Functions — Adaptive High Beam Control (AHC), Traffic Sign Recognition (TSR) and Traffic Light Recognition (TFL).

Our success in achieving agreements for a core role in vehicle programs for Level 3 autonomy and beyond is due to our ability to demonstrate compelling products within the following key areas:
•
Autonomous Driving Technologies — The Three Pillars of Autonomous Driving

•
Sensing capabilities that, in addition to ADAS safety and convenience functions noted above, will contain drivable path delimiter capabilities, including detection of curbs, barriers, construction zone obstructions, general obstacles, road bumps, potholes and debris. Additional capabilities include path planning for determining the drivable path in situations where lane marks do not exist or are too weak to rely on, 3-dimensional object detection, 360-degree awareness and detection, as well as environmental mode that labels every pixel within the frame to extract semantic information to enhance interpretation of the driving scene for autonomous driving.

•
Mapping to support fully autonomous driving. In January 2016 we announced a new mapping technology development, REM™, which is based on software running on our EyeQ®processing platforms that extracts landmarks and roadway information at extremely low bandwidths, approximately 10KB per kilometer of driving. Additionally, backend software running on the cloud integrates the segments of data sent by vehicles with the on-board software into a global database, which we refer to as the RoadBook™.

•
Driving policy to enable autonomous cars to drive in a complex environment by taking into consideration the response of other road users to our own actions. This policy enables navigation in difficult scenarios, such as entering a busy roundabout, negotiating double-merge situations, merging into traffic in a 4-way junction and constructing a merge plan to take an exit ahead.

We have strong direct relationships with OEMs. Mobileye’s products are or will be available in production vehicles from most of the global OEMs, including:
Adam Opel AG Audi AG Bayerische Motoren Werke (BMW) AG — BMW, Mini and Rolls Royce Chrysler Group LLC — Chrysler, Dodge and Jeep FAW Automotive Fiat S.p.A. Ford Motor Company — Ford and Lincoln	General Motors Company — Buick, Cadillac, Chevrolet and GMC Honda Motor Company, Ltd HKMC — Hyundai and Kia IVECO Lucid Motors Inc. MAN SE Mitsubishi Group Mazda Motor Corporation NIO USA	Nissan Motor Co., Ltd. — Nissan and Infiniti
PSA Peugeot Citroën — Peugeot and Citroën
Renault S.A.
Scania Aktiebolag (publ)
Ssangyong Motor Company
SAIC Motor
Soueast Motors
Volkswagen
Volvo Car Corporation
Yulon Motor Co., Ltd.
We supply our technology to OEMs through automotive system integrators, known as Tier 1 suppliers, which are direct suppliers to vehicle manufacturers. Sales to OEMs (the “OEM segment”) represented approximately 77% and 84% of our total revenues in the years ended December 31, 2016 and 2015, respectively. Our Tier 1 customers include Autoliv, Inc., Delphi Automotive Plc, Gentex Corporation, HiRain, Key Safety Systems, Leopold Kostal GmbH, Magna Electronics Inc., Mando Corporation, Mobis Transportation Alternatives, Inc., Nidec Elesys, Sony Corporation, Taiwan Calsonic, WABCO Holdings Inc., ZF-TRW Automotive Holdings Corp. (“TRW”) and Valeo, as well as Bendix Corporation working jointly with TRW.
We also offer our technology as an aftermarket product in vehicles that do not come pre-equipped with such technology. Our aftermarket customers include commercial and governmental fleets, vehicle importers and dealers, insurance companies and end users. Aftermarket sales represented approximately 23% and 16% of our total revenues in the years ended December 31, 2016 and 2015, respectively.

We have experienced significant revenue growth in the last three years. For the years ended December 31, 2016, 2015 and 2014, our total revenues were $358.2 million, $240.9 million and $143.6 million, respectively, representing year-over-year total revenue growth of 49% and 68% for our two most recent fiscal years. Our net income (loss) in accordance with U.S. GAAP was $108.4 million, $68.5 million, and $(30.1) million for 2016, 2015 and 2014, respectively.
Market Opportunity
Road traffic accidents and injuries remain a major unresolved problem worldwide. The World Health Organization (the “WHO”) estimates that approximately 1.25 million people die each year as a result of road traffic crashes. The WHO also estimates that road traffic accidents cost governments approximately 3% of a country’s gross domestic product. In 2011, AAA estimated that auto accidents cost the United States $300 billion annually. As a result, reducing traffic injuries has been a critical priority for governments, safety organizations and the automotive industry.
Making vehicles safer has been critical to reducing road traffic injuries. These efforts began in the 1960s with seatbelts and expanded to include crumple zones, air bags, anti-lock brakes and electronic stability control, each of which began as optional equipment for an extra cost but are now ubiquitous and a standard part of the base price of developed market vehicles. The U.S. Insurance Institute for Highway Safety (the “IIHS”) cites studies finding that more than 90% of vehicular accidents are due to human factors. Other organizations cite similar statistics. IIHS has estimated that if all vehicles were equipped with forward collision warning, lane departure warning, side-view assist and adaptive headlights, as many as 1.9 million crashes involving passenger vehicles could be prevented or mitigated each year, including about one of every three fatal crashes and one of every five serious or moderate injury crashes.
The ADAS market is a growing market. We believe that major regulatory changes, together with increased customer awareness of the benefits of active safety technology, will drive ADAS adoption to the point where the vast majority of new cars produced will be equipped with one or more ADAS capabilities. We estimate that our total ADAS-related addressable market will reach $4.5 billion annually in the next several years.
In addition, there are an estimated one billion existing automobiles on the road worldwide that could be retrofitted with certain ADAS capabilities. We have noted increasing interest on the part of insurance companies, public transportation companies and other companies owning fleets of multiple vehicles to retrofit ADAS technologies, in order to reduce road traffic injuries and damage from collisions. We believe this represents a meaningful growth opportunity in future years. Moreover, our aftermarket Mobileye Shield+ product has the potential to reduce collisions of large trucks and buses with pedestrians and cyclists caused as a result of blind spots. Our aftermarket Mobileye Shield+ is connected to a telematics system that provides information allowing municipalities to anticipate hot-spots and take preventive measure to avoid accidents. The aftermarket Mobileye Shield+ is also a part of the U.S. Department of Transportation (“US DOT”) Smart City initiative.
Regulations and Ratings Drive ADAS Market
Automobile safety is driven by both regulation and the availability to consumers of independent assessments of the safety performance of different car models, which have encouraged OEMs to produce cars that are safer than those required by law. In many countries these safety assessments, often known as New Car Assessment Programs (“NCAPs”), have created a “market for safety.” Car manufacturers seek to demonstrate that their new and revamped car models satisfy the NCAP’s highest rating, typically five stars, or can “tick the box” on the new car sticker. For example, in the first half of 2016, 97% of vehicles sold in the EU had been evaluated with a star rating, and 75% received a 5-star rating.
National NCAPs will continue to add specific ADAS applications to their evaluation items over the next several years, led by the European NCAP. We believe that this global rollout will lead to harmonized requirements across key geographic areas, exemplified by Australian, Japanese and Korean NCAPs’ full harmonization with the European NCAP. On a global scale, all major NCAPs are introducing evaluation of ADAS applications, while a majority are including scoring factors based on fitment rates.

Significant NCAP actions include the following:
•
Europe — In 2014, the European NCAP increased its active safety requirements to achieve 4- and-5-star ratings. From 2014, a 5-star rating requires one or more active safety systems on each vehicle model. The active safety technologies include speed assistance system (also known as Intelligent Speed Assist, ISA), electronic stability control, LDW/ LKA and AEB. In 2016, the European NCAP announced its roadmap for 2020, with significant updates for 2018-2019, including: (i) adding AEB in front of cyclists; (ii) adding AEB in front of pedestrians at night; (iii) strengthening the weight of camera related features, such as lane support systems (LDW, LKA); (iv) introducing road edge detection (in the absence of lane marks), which requires more advanced monocular processing; and (v) introducing additional traffic sign types required for ISA. The next update to the European NCAP in 2020 will include (i) more complex variations of AEB for both vehicles and Vulnerable Road User (pedestrian and cyclist) scenarios; and (ii) junction assist scenarios, covering cross-traffic and turning collisions, which require more advanced object detection (i.e., from any viewing angle), emphasizing traits of angular resolution and accuracy, a camera based strength. We believe the standard fitment of a camera will be implicitly required in order to achieve 4- and 5-star ratings beginning in 2018, due to minimum scoring thresholds of vision technologies such as lane, road edge and traffic sign detection. Under EU regulations, AEB and LDW are mandatory for all new commercial vehicles (classes M2-3, N2-3) manufactured since November 2015. As a result of the above, we expect that the ADAS fitment rates in Europe will continue to increase based on NCAP. We believe that this trend could potentially be strengthened through the European Commission’s continued assessment of safety features for mandatory inclusion in EU vehicle safety through new vehicle approvals, potentially as early as 2021. The Active Safety Measures being considered are: AEB, ISA, LKA, Driver drowsiness and distraction monitoring and reversing object detection.

•
United States — In 2011, NHTSA, as a part of the Government 5-Star Safety Ratings program, provided consumers with information on effective crash avoidance technologies that can help reduce the risk of vehicle crashes including FCW systems, LDW systems and rearview video systems (RVS). In December 2015, NHTSA announced that it plans to adopt a new 5-Star Safety Ratings system, which will encompass assessment of crash-avoidance and advanced technologies as well as pedestrian protection into the overall star rating system effective 2019. In March 2016, NHTSA and the IIHS announced a commitment by 20 automakers representing more than 99% of the U.S. auto market to make automatic emergency braking a standard feature on virtually all new cars sold in the United States no later than the year which begins September 1, 2022. In addition, the IIHS has added collision avoidance technology, such as FCW, to its criteria for awarding a “Top Safety Pick+” rating. In September 2016, NHTSA and the U.S. DOT provided updated guidance on vehicle performance and announced the next steps to increase the safety of autonomous vehicles, including the publication of a template for manufacturers and other entities to submit safety assessments and the implementation of a rule mandating the submission of safety assessment letters.

•
Japan — The Japanese Ministry of Land Infrastructure Transport and Tourism (“MLIT”) instituted an AEB mandate for 2016, which included testing for AEB vehicles and pedestrians and LDW. In 2017, LKA is planned for testing. In 2018, AEB and Adaptive High Beam Control testing is planned in connection with pedestrians at night.

•
Australia — Australia NCAP has had AEB testing rules in place since 2012, and starting in 2018, Australia NCAP will fully harmonize test and assessment protocols with European NCAP.

•
Korea — In 2017, Korea NCAP introduced updated ratings and test protocols for 2017 – 2018, incentivizing adoption of active safety technologies, such as FCW and AEB for vehicles, LDW, and, to a lesser extent, LKA, ISA and AEB for pedestrians.

•
China — CNCAP is developing a roadmap for 2018 – 2020, which is expected to introduce FCW and AEB for pedestrians and vehicles, while AEB fitment rates are expected to be factored into the scoring scheme.

•
Asia — ASEAN NCAP’s 2017 – 2020 rating scheme highlights the first introduction of active safety technologies. Scores are awarded for inclusion of Safety Assist Technologies, including AEB Interurban, AEB City, AEB, VRU, FCW, LDW, and LKA.

The Autonomous Driving Revolution
In recent years, the automotive industry has accelerated the development of  “autonomous,” “automated” or “self-driving” vehicles. Self-driving vehicles are those in which some operation of the vehicle occurs without direct driver input to control the steering, acceleration and braking and are designed so that the driver is not expected to monitor the roadway constantly while operating in self-driving mode. Self-driving vehicles range from applications that perform some functions but the driver is required to continuously monitor traffic (i.e., ADAS, or SAE Level 1/2) to semi-autonomous or fully autonomous driving where the driver increasingly relinquishes control. Semi-autonomous driving, i.e., SAE Level 3, where the driver relinquishes control under certain conditions, such as highway driving, means the driver does not have to monitor traffic continuously but must be ready to control the vehicle within a specified period of time. Fully autonomous driving under all situations will not require any driver input (i.e., SAE Level 4/5).
In January 2016, the U.S. DOT revealed part of a presidential FY2017 budget proposal that would provide a nearly $4 billion investment over ten years to accelerate the development and adoption of safe vehicle automation through real-world pilot projects. In September 2016, the U.S. DOT and NHTSA announced preliminary guidelines intended to direct policy-making with respect to self-driving vehicles and to address and remove potential roadblocks to the integration of innovative, transformational automotive technology that can significantly improve safety, mobility and sustainability. This included a 15-point self-certification plan as well as suggestions for a harmonized policy among the individual states.
The move to the autonomous vehicle is expected to introduce significant potential economic savings as well as further reduce traffic accidents. In October 2013, the ENO Center for Transportation, a neutral, non-partisan think tank that promotes policy innovation in the transportation industry, identified potential savings from fully autonomous vehicles. Assuming half of U.S. vehicles are autonomous, the ENO Center’s analysis, which is subject to significant assumptions, estimates that the transition from manual driving to autonomous driving would save 9,600 lives per year and reduce car crashes by 1.9 million per year while generating crash cost savings of  $158 billion and $37 billion in fuel cost savings from more efficient route selections.
While Level 4/5 autonomous driving is not expected in significant volumes in the near future, we believe that there will be near-term and ongoing introductions of Level 3 capabilities. We believe these capabilities will start with hands-free highway driving and then will gradually extend to other types of roadways, such as country and city driving. ADAS applications that have been validated to automotive-grade standards are important building blocks for these more advanced systems. We believe the key factors in the growth of autonomous driving will be increased safety, consumer demand and other economic and social benefits, such as increased mobility for elderly and disabled, less traffic congestion, reduced use of land for parking and others. Controlling the costs of the systems is also critical as many studies have shown that consumers are interested in safety but also are very sensitive to costs. We believe our total addressable market for camera-based ADAS systems for autonomous driving could reach $15 billion in the next several years, due to, among other things, the use of multiple cameras and sensors required to enable this technology.
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
Lidar.   Lidar is a sensor that measures distance by illuminating a target with laser and analyzing the reflected light. In automotive applications, lidars with a small number of beams (typically three) have been used in low-speed AEB applications. Given the growing role of the monocular camera in AEB applications, we believe that triple-beam lidars are not expected to maintain their position in the low-speed AEB category. Future lidar development includes commercialization of scanning-beam lidars, which could cover a dense field of view (like a camera) by scanning a single beam throughout a predefined field of view. We believe the cost for a 360 degree scanning-beam lidar currently is and will remain too expensive for standard production vehicles. However, we believe that a scanning-beam lidar with a more modest field of view, covering 145 degrees horizontal and a few degrees vertical, is currently being developed that could be more rationally priced for mass production. We also believe that due to their limited vertical field of view, such new lidars are not likely to replace the camera as the primary sensor, but, instead, they could be used as a third front facing sensor for additional redundancy in autonomous vehicles. We believe that limiting the use of lidar in this manner is also likely to help productize and enable relatively low-cost solid state lidar.
Growth of Camera Use.   A camera, similar to the human eye, gathers a richer amount of data than either a radar or a lidar sensor due to higher resolution. However, processing and interpreting this data requires immense computing power and sophisticated software. To counteract that camera precision weakens in poor weather, sophisticated fail-safe measures that deactivate the system when visibility drops below the functioning limit of the camera are also necessary. Following improvements in camera-sensing technologies, especially our pioneering visual processing improvements over the years, the camera has gradually gained prominence in ADAS, particularly the monocular camera. Over time, the camera has demonstrated its ability to perform ADAS applications formerly accomplished only by radar, including FCW, ACC and AEB. Significant milestones in camera-based applications, all accomplished by Mobileye, include:
There is a clear trend towards the primacy of the camera sensor, increasingly as the only sensor in an ADAS system. This primacy is driven by the lower cost and packaging benefits of the “bundling effect” of having a single camera performing multiple ADAS (all other sensor modalities specialize in ADAS subsets), the relative ease of adding functionality through simple software updates and the versatility of the camera in terms of being able to identify textural cues, such as lane markings, road sign text and color, in addition to detecting shape.
Stereo Camera.   The growth of the camera as the leading ADAS sensor led to a view that having two cameras acting in tandem would provide better protection. We believe real world experience has demonstrated that “stereo camera” sensors are not as effective as a monocular camera sensor. In the automotive context, “stereo” is a system that uses a depth map throughout the processing chain of target detection, object separation and range estimation, and it cannot function if one camera is deactivated.

Stereo systems can best analyze a field of between 40 and 50 meters (compared to 150 meters for our monocular camera), but small errors in triangulation can lead to disproportionate errors in the analysis necessary to provide effective warnings. Stereo-based systems are also more expensive than monocular systems, use more power and occupy more space on the windshield, which is a critical factor given the limited available space. Stereo systems also have more problems separating objects from background.
Monocular Camera.   Our technology is based on the monocular camera sensor. Monocular camera systems, similar to human vision, measure the rate of the increase in the size of the image, which we believe offers the best imaging of the circumstances surrounding a vehicle with less of the “noise” that can lead to errors in the analysis. Monocular camera technology is not reliant on a depth map and avoids the triangulation errors inherent in the stereo camera model. Unlike radar, monocular camera technology is unaffected by the metallic or non-metallic composition of an object or whether the object is stationary or moving.
Multiple Sensors.   We believe autonomous driving applications beyond Level 2 will require front-facing cameras with more extensive fields of view (relative to the cameras used in most current ADAS systems), sensors in the side and rear of the vehicle, and redundant modalities (i.e., more than one sensor type). Increases in the necessary field of view and required robustness of the detection process will require redundancy beyond that of current ADAS applications. Mobileye has developed both a tri-focal camera configuration (three cameras with different fields of view placed side-by-side but not working together in “stereo”) and an Ultra-High Resolution camera, with a very broad and deep field of view from one camera, but generating five times the samples per second as current cameras. These advanced systems enable a wide field of view while maintaining a sufficient number of image pixels per degree. The multiplicity of cameras and/or increased overall pixels also allows for depth through triangulation, which will provide additional redundancy cues within the detection process. The additional redundancy is necessary for self-driving applications where there is an urgent need both to reduce false braking to a minimum and reduce false negatives (missing a true target) to zero. Fusion between an advanced front-facing camera and multiple radars will also be a necessary part of self-driving due to the needed redundancy. We also believe that lidar will have a meaningful role in terms of providing additional redundancy for distance verification and road contour analysis.
Our advanced cameras are already in series development with seven OEMs, with the first program targeted for production launch in 2018.
Our Solutions
Our core products are in the category of Sensing. We believe that our sophisticated software algorithms perform at automotive-grade standards, providing drivers with high-accuracy interpretations of a scene in real-time and an immediate response based on the analysis. This software is deployed on our proprietary family of EyeQ® system on a chip (“SoC”) products which combine high computational performance, low energy consumption and low cost all at an automotive-grade functional safety standard. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our products use monocular camera processing that works accurately alone or together with radar for redundancy. We expect to launch products that work with advanced multi-focal and ultra-high resolution cameras for automated driving applications with the same high performance, low energy consumption and low cost.
In recent years, we have expanded our product offerings beyond pure sensing solutions to crowd-sourced, high-definition mapping and reinforcement learning algorithms for driving policy.
Road Experience Management™:   Most in the auto industry agree that to safely enable autonomous driving beyond Level 2, a map significantly more accurate than GPS-based maps is required. Our proprietary mapping product, Road Experience Management (REM™), generates and updates such a map through crowd-sourcing. We use camera-equipped Level 1 and 2 vehicles with our software as “the crowd.” Considering these cameras already support ADAS functions, using them to crowdsource a map represents very little incremental cost. Our software expertise helps us use real-time geometrical and semantic analysis to compress the camera data into a form that can be communicated over wireless. The REM technology is based on our EyeQ® processing platforms that on-board the vehicle and collect landmark and roadway information at extremely low bandwidths (approximately 10KB per kilometer of driving). Finally, potentially large-scale camera-equipped vehicles give us confidence that the map can be updated rapidly, leading to low Time to Reflect Reality (“TTRR”).
Driving Policy:   Once multiple sensors and localization mapping are used to build a full environmental model of the driving scene, one piece of the autonomous driving puzzle that remains missing is Driving Policy. Driving Policy for the autonomous vehicle can be compared to the driving lessons that humans take before they are allowed to drive on the road. We do not take driving lessons in order to train our perception (i.e. our sensors), we take driving lessons in order to learn how to merge into traffic and execute other maneuvers that require “negotiating” with other vehicles. Many situations can be dealt with by rules-based software by our partners, but certain situations are too complex to be solved by rigid, rules-based systems, such as busy roundabouts or double-merge situations. These situations require “drivers” to plan ahead, indicate their merge plans to other drivers through visual cues and, ultimately, negotiate. So long as autonomous vehicles share the road with human drivers – as is anticipated to be the case – this aspect is critical to make fully autonomous driving a reality. We are teaching vehicles how to manage complex situations through the development of deep reinforcement learning.
Led by Professor Amnon Shashua, our co-Founder, Chief Technology Officer, Chairman and a director, our more than 470 engineers and other research and development personnel have a history of innovation. We began developing vehicle detection from a single camera in 2000 and pedestrian detection in 2002.
We believe our position as the camera-based ADAS market leader is based on the following competitive strengths:
•
All applications in one camera system, resulting in cost savings and greater convenience — We have always understood that it was essential to develop and enable the entire spectrum of ADAS functionalities with a single-camera system in order to position the camera as the primary sensor due to its cost and packaging convenience. Due to limitations of resolution and inability to see texture, radar and lidar sensors are unable to support many ADAS functionalities alone. We can provide all applications in a single system and camera, in many cases with no redundancy from radar. In addition to demonstrated quality and accuracy, this makes our solution also compelling to OEMs from a cost perspective. Given recent NCAP rules as a result of which OEMs are adding AEB function as standard fitment (as opposed to an optional function), having all applications on the same system offers up-sale opportunities to OEMs that work with us and can sell the full suite of applications on the same hardware that is already within the car as standard fitment given AEB rules. Further, in the long-term, many of our planned, additional applications will require a simple update to the software rather than costly and time-consuming changes to the hardware itself.

•
Large validation datasets train and optimize our complex proprietary algorithms — Our more than 18 years of ADAS research and development, largest number of programs launched on the roads in the industry and experience with most global OEMs have yielded tens of millions of miles of real-world user profile data covering more than 60 countries at all times of day and in multiple scenarios — highway, country, city — across hundreds of vehicle models. Our large datasets, gained from OEM prototype testing and unbiased as to any OEM, we believe, give us a significant advantage in the ability to train and optimize our proprietary algorithms. We can also fully validate safety functions, which is crucial in order to avoid false-positive actuations. For example, our FCW algorithm has a demonstrated 99.99% accuracy. We believe that no other company in the world has road experience datasets as deep and as broad as ours.

•
We seek to work with all OEMs and Tier 1 companies — We seek to work with all OEMs as well as Tier 1 companies. We believe our hybrid approach of working directly with OEMs to customize and validate our products for a specific product program and then making that product available to multiple Tier 1 companies that may respond to an RFQ for the same serial production contract, offers us the opportunity for the greatest market share. OEMs often source from multiple Tier 1 companies. Because we provide the technology itself, an OEM can choose to work with its preferred Tier 1 company while having our technology powering their ADAS application. We have a very strong track record of winning business with OEMs. For the past nine years, we have won more than 85% of the serial productions for which we have been requested to provide a quotation.
•
Long-standing relationships with OEMs and Tier 1 companies provide for a leading and defensible market position — Our market leadership results from many years of review and validation from more than 25 of the global OEMs and our relationship with most of the leading Tier 1 companies. We expect that as regulations and ratings require more active safety features, more cars and more car models will have a camera. As the leading provider of camera-based ADAS, we are well positioned to benefit from this trend in several ways: (i) we believe that our many long-standing relationships, proven track record of accuracy and quality over millions of miles and the investments in validation that OEMs have made create significant barriers to entry to the ADAS market; (ii) our continued development of advanced, innovative technology that satisfies our customers’ needs for advanced ADAS and autonomous driving technology is another barrier to entry; (iii) we believe that we are the only technology company with the domain and field expertise in the development of automotive applications of computer vision and machine learning with the capability to reach the 99.99% performance accuracy that is required to win meaningful production programs, and as the market shifts toward autonomous driving, we believe reaching this performance level is even more challenging and requires the domain expertise that we have developed over the years; and (iv) this leading position in the supply of camera-based ADAS systems also makes us well positioned to be a collector and provider of crowd-sourced maps through our proprietary REM technology. We believe that autonomous driving requires additional redundancy from high-definition maps, continuously updated by millions of drivers.

•
Self-designed, cost effective EyeQ® microchip — We have designed our own microprocessor chip that has the computing power to run LDW, FCW, AEB (for vehicles and pedestrians), TSR, AHC, ACC, Free-Space Analysis, debris detection, 360 degree awareness, environmental mode, REM and more – at a frame rate of 36 frames per second for our EyeQ3®. We believe this kind of computational load is unusually high on a portable device. Our EyeQ® SoC is capable of achieving very high throughput at very low power consumption and very low cost. Each new generation of the EyeQ® SoC is many times faster than its predecessor, allowing for more and better image analysis. EyeQ2® was approximately six times faster than the original EyeQ®; EyeQ3®, launched in vehicles in the fourth quarter of 2014, is approximately eight times faster than EyeQ2®. We believe that our next generation chip, the EyeQ4®, is the most advanced application-specific vision computing SoC in our market. EyeQ4® has computing power that is eight times more powerful than EyeQ3® and will have the capabilities to process data from at least 12 sensors, including radars and lidars. All the while, the EyeQ4® power consumption is below four watts which is important in terms of avoiding active cooling within vehicles. EyeQ4® engineering samples are available, and we have many sourced production programs starting 2018 that will be using our EyeQ4®. In May 2016, we announced our development of the fifth generation of EyeQ5® to act as the central processor for fully autonomous driving vehicles starting in 2020. The fifth generation SoC is scheduled to sample in the 2018. EyeQ5® is expected to achieve computational power of 7x-8x EyeQ4® at five watts or less and be able to process data from at least 18 sensors.

•
Highly scalable business model — Our business model results in strong operating margins, and in 2016 we generated operating income, net income and positive cash flow from operations. We believe that our business can continue to grow significantly without corresponding increases in fixed and capital expenditures because we have strong existing relationships with the majority of all OEMs and Tier 1 companies, and we are not reliant on traditional sales and marketing processes to develop the OEM business. Further, we believe that STMicroelectronics N.V., a leading provider of integrated circuits, is capable to increase production of our EyeQ® chips as sales increase.

Our Growth Strategies
We intend to expand our operations and continue to lead the ADAS and autonomous driving market by:
•
Capitalizing on regulatory and safety rating changes promoting standard feature ADAS — We believe that in order to attain a 4-star or 5-star safety rating in most countries that issue ratings, a vehicle will need to be equipped with camera-based ADAS sometime in the next several years. As a result, OEMs have been moving to adopt ADAS technology as standard equipment on the majority of new launches of existing models as well as of most new models. We believe we are strongly positioned to benefit from the increased demand for ADAS and we have already been sourced for standard feature programs by global OEMs. Further, we work with the European NCAP, NHTSA and other NCAPs to demonstrate the capabilities and reliability of our technology and to help ensure that they develop regulations and ratings that address the full range of benefits that we believe ADAS can offer. Currently NCAP ratings that include AEB exist in Europe, Japan and Australia. Recently, NHTSA announced that it will adopt a new 5-Star Safety Ratings system, which will encompass AEB into the overall star rating system effective for 2019 car models. In addition, NHTSA and IIHS announced a commitment by 20 automakers representing more than 99 percent of the U.S. vehicle sales to make AEB a standard feature on virtually all new cars sold in the United States no later than the year that begins September 1, 2022.

•
Exploiting the advantages of camera-only ADAS — We believe the camera sensor is key for mass adoption of active safety features because only a camera can perform the full suite of ADAS functions at a reliability level that can ensure both real world performance in complex cluttered environments and offer acceptable levels of false-positive actuations. Unlike other sensor modalities, such as radar and lidar, which do not incorporate the full panoply of ADAS functions, camera-only ADAS reduces cost and package constraints.

•
Leading the development of ADAS and automated driving — The move towards hands-free driving necessitates additional capabilities, such as traffic-light detection, detection of obstacles outside the driving path and significant growth of scene understanding in order to support automatic lateral control of the vehicle. We believe the camera is the sensor best suited to address the functionalities necessary for automated driving. Effective automated driving requires three pillars: the first is sensing that will build on current ADAS technology, incorporating the coordination of multiple cameras around the vehicle to provide both a wide field of vision and protective redundancy. We have been designing new multiple camera configurations to support the higher safety standards required for vehicles systems beyond Level 2. In addition, we have developed “Deep Layered Learning” algorithms to handle free space estimation capabilities and path detection and planning, even on roads with no lane markings and/or unconventional boundary delimiters (i.e., stand of trees, line of parked cars, gravel, etc.). These algorithms use our EyeQ3® and EyeQ4® architecture to provide real time performance at low power consumption levels. The second pillar is precise high-definition mapping to serve as the required redundancy to sensing. We have developed our REM technology, which uses continuously updated high-definition data and precise localization to determine the safe drivable path. REM technology is based on software running on our EyeQ® processing platforms. The third pillar is driving policy, which uses novel technology that we developed in order to enable autonomous cars to drive among human drivers and other autonomous cars and make “human-like” decisions, which are needed for autonomous driving. We expect that the continued experience gained in this area will enhance our ability to maintain a leadership position in ADAS technology and further enhance our already-strong position in full autonomous driving. Our broad product offering across these three pillars of automated driving is an important driver of recent production program wins with five OEMs for Level 3 autonomous driving and five OEM wins for Level 4 autonomous driving.

•
Creating additional and enhanced applications — Full-braking, camera-only AEB was launched in 2015 by Audi, and, based on won programs, we expect other OEMs will follow. We expect to launch additional and enhanced functionalities in the coming years, including animal detection, general object detection, free space or construction zone assist, traffic light detection, pothole detection, boundary detection, road marking and debris detection. Some of these are necessary for OEMs to continue to generate acceptable safety ratings under more stringent European NCAP rules for 2020. We also plan to collaborate with WABCO Holdings Inc., a leading global supplier of technologies that improve the safety, efficiency and connectivity of commercial vehicles, to develop solutions for commercial vehicles that leverage advanced emergency braking ADAS functionalities. As we continue to expand the suite of ADAS we offer, we believe our technological advantages over our competitors will continue to grow.
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

•
Creating partnerships with our customers — We have evolved from an ADAS technology supplier into a full autonomous driving technology partner by proving the three pillars of autonomous driving. This new role opens a door to meaningful strategic partnerships with our customers — partnerships such as those announced with BMW and Delphi in 2016. These collaborations have the potential to position our EyeQ® as the central processor within the autonomous car. Our EyeQ®, algorithms and software provide powerful and sophisticated infrastructure that we will open to our OEM partners to insert their own specific value into the system, unrelated to ADAS and autonomous driving pillars, and accelerate their plans for fully autonomous driving. We believe that in this way our EyeQ® will be integrating all sensors for the sensing tasks, incorporate REM and driving policy and serve as the infrastructure for OEMs to bring their own value to autonomous driving.

•
Creating Global RoadBook in collaboration with our partners — We believe that a prerequisite to the successful enabling of autonomous driving is an ability to create and maintain precise high-definition maps and scale them at low cost. This is the primary purpose of our REM technology that results in a RoadBook of precise drivable paths generated through crowd-sourcing. BMW and Volkswagen have entered into agreements with us to develop this system. We believe that scale is important and the merging of data from multiple automakers will enhance both the geographic comprehensiveness of the map as well as how quickly it is updated. We expect other OEMs to join in this partnership and provide a framework for industry-wide cooperation to jointly produce the map contents that are needed for autonomous driving through REM technology. We expect that these agreements will allow us to combine data required from these OEMs to create the RoadBook and share revenues generated between us and the contributing OEMs. We believe this framework can result in an incremental revenue stream for us and our OEM partners from selling the map and associated maintenance services, as well as other data that can provide dynamic information about a variety of road conditions.

•
Expanding our aftermarket product sales — Our aftermarket products can be fitted for both automotive and truck uses. We believe there is significant opportunity for growth in our sales to commercial and governmental fleets, insurance companies, vehicle importers and dealers, public transportation providers, taxi operators and OEMs that may seek to offer our aftermarket product for vehicles that do not contain ADAS technology as a standard feature. In addition, we have developed a product called Mobileye Shield+ that is designed to assist in blind-spot detection of large trucks and buses and empowers drivers to avoid and mitigate imminent collisions, protecting the most vulnerable and difficult to observe road users: cyclists, pedestrians and motorcyclists. The Mobileye Shield+ is connected to a telematics system and also provides meaningful information based on the Mobileye Shield+ alerts to fleet managers and municipalities who can anticipate hot-spots based on such alerts and effect changes that can meaningfully reduce road accidents. The Mobileye Shield+ is in the pilot stage within approximately 41 municipal bodies around the world. We have accepted the U.S. DOT’s invitation to collaborate with its Smart City Challenge, and, as a result, we will equip several hundred buses in the winning city with our

Mobileye Shield+, free of charge. We believe that we can leverage the growing public acceptance and awareness of driver safety technologies and the rising influence of    “5-star” quality ratings in new car models to market our ADAS aftermarket products as well. We also seek to promote regulation that will mandate or encourage aftermarket installation of ADAS technology for certain usages, such as fleets, public transportation or certain drivers, such as young drivers. In addition, we believe that, with our Mobileye Shield+ product, we can promote aftermarket sales by aligning the interests of fleets and municipalities in reducing city casualties resulting from large trucks’ and buses’ blind-spots as well as their interest in anticipating road accidents before they occur.
Our Technology
Our technology rests on three layers. The first layer is software, particularly our visual processing algorithms that extract meaningful information from a video camera. In the context of ADAS, meaningful information consists of high-level information that is used by the car control systems to avoid collisions and unintended road departure (such as AEB), to perform longitudinal control (such as ACC) and lateral control (LKA, hands-free driving), to control lighting (such as AHC) and to provide the driver with relevant information about traffic signs and traffic lights. The second layer is our silicon core designs that run on our EyeQ® family of SoCs. We designed vector accelerators (called VMP, PMA and MPC) that per silicon area are an order of magnitude more efficient than off-the-shelf vector accelerators (like DSPs, GPUs, FPGAs) for the purpose of computer vision algorithms. Our EyeQ® family is planned according to safety standards and is ISO26262 compliant with the Safety Element Out of Context. Security defense is built based on integrated hardware security module and enables system integrators to support over the air software updates, secure-in vehicle communication and more. Over our more than 15 years of silicon design, we have acquired crucial know-how and developed innovations that give our EyeQ® SoC high levels of computing intensity in a low-power and low-cost package. The third layer is our electronic circuitry design, which we use for our aftermarket products and as reference designs for our Tier 1 customers.
Software
Our software activity is divided into algorithms, which are the engines for extracting meaningful information from video; application software, which supports development with tools for data analysis and validation; and embedded software on our EyeQ® SoC.
Our visual interpretation algorithms consist of the following:
•
Road signs interpretation — lane markings, curbs, road edge, barriers and other information that allows high-level control systems to make sense of where the host car is located relative to the roadway. The most basic example of this technology is the LDW feature (launched in 2007), which was followed by LKA (launched in 2012). Further growth of this technology is designed to support hands-free driving in challenging roadway situations.

•
Object detection — pattern recognition of vehicles, pedestrians and (large) animals for collision avoidance. Object detection is one of our “signature” strengths, with a development history of 18 years. We were the first company to launch pedestrian detection from a monocular camera (fused with radar) in 2010 on the Volvo S60. We subsequently launched camera-only pedestrian detection in 2013 on BMW and Nissan models. We were also the first to launch camera-only FCW on vehicles in 2011 and camera-only AEB with partial braking in 2013 and full braking in early 2015. The latest addition to this domain is the ability to detect vehicles at any angle and/or when partially obscured, including semantic information delineating different sides of the vehicle. This enables the sophisticated functionality of addressing potential collision with crossing and turning vehicles. Furthermore, this can be enabled also from side cameras to enable 360-degree protection that is critical for autonomous driving.

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

•
Pattern Recognition — we have developed state-of-the-art multiclass classifiers to enable speed limit indications (first launched worldwide in 2008 on BMW and later by many other OEMs) and detection of various other traffic signs. Traffic light detection is another important layer in this realm as it necessitates not only the accurate detection of the traffic light’s existence, and the demonstrated active light, but also the relevancy of the traffic light to the current driving path. Furthermore, in order to complete the information, the detection of the stop-line and the matching stop-sign are required. The complete understanding of the scene in this respect is useful for supporting hands-free driving.

•
Lighting functions — our AHC is enabled by an innovative set of algorithms that read and interpret the spots of light in the night scene to determine when to turn the high beam on or off. We launched this feature in 2008. It was the first worldwide in the sense of implementation on a camera (rather than a specialized sensor) and first worldwide in conjunction with other functions (LDW and TSR).

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

•
360-degree driving scene interpretation — given that vision is the richest source of information on the driving scene, it is required to have 360 degrees of the field of view covered by visual information. We see eight cameras covering the 360-degree field of view around the vehicle. In order to exploit this source of information efficiently, it is required to be able to detect and respond to all objects and scenarios addressed by the front looking cameras. This includes, for example, vehicles, pedestrians, hazards, lanes, free-space and much more. The combination of all that information is essential for full autonomous driving.

•
Environmental models — we have developed the notion of an environmental model that is crucial for high-level understanding of a scene. It provides a full vocabulary of the road ahead: how many lanes exist, where is the current path among these lanes, what is expected on the road ahead in terms of merges/splitting/highway exits, what are the path delimiters, etc. This information is essential for enabling full autonomous driving.

•
REM technology — we are developing a new mapping technology called REM, which enables crowd-sourced real time data for precise localization and high-definition lane data. The localization is based on accurate detection of visual landmarks such as traffic signs, marking on the road, poles, traffic lights and more. The accuracy of REM is such that it forms an important layer of information to support fully autonomous driving and provide a complementary source for redundancy. The fact that REM data is sourced from “normal” camera-equipped ADAS vehicles provides the scale to generate and update the map with low Time to Reflect Reality and to do so at low cost as no specialized hardware or vehicles are needed.

Silicon Core Design – EyeQ® Chips
Our technology addresses an important challenge: to run all the above algorithms, and the functions they support, simultaneously at a frame rate between 10 to 36 frames per second (depending on the EyeQ® generation). Running this kind of computational load on a low-power microprocessor calls upon the second layer of our technological innovation: the EyeQ® family of SoCs.
Each generation of the EyeQ® SoC consists of a combination of central processing unit (CPU) cores (licensed from third parties) and dedicated vector accelerators that we have designed and own. Each generation of the EyeQ® SoC has been six to eight times more powerful (yet maintains approximately the same power profile) than its predecessor and is designed to support the increasing functional demands of our customers, which drive the need to run greater numbers of different algorithms, as well as process data from greater numbers of sensors, simultaneously. The EyeQ® generations support the following functional bundles:
•
EyeQ1® — launched in 2007, supported two bundle types: (i) LDW, TSR and IHC; and (ii) LDW and Vehicle AEB fusion with radar.

•
EyeQ2® — launched in 2010, supported a variety of functional bundles, including LDW, TSR, IHC, FCW and AEB for vehicles and pedestrians (partial braking).

•
EyeQ3® — launched in the fourth quarter of 2014 with one OEM, with other OEMs launched in 2015 and 2016. We also have design wins with six OEMs for launches expected in 2017. In addition to significant upgrades of all of the above functions, EyeQ3® supports full braking AEB, structure from motion functionalities, road profile reconstruction, debris detection, general object detection, traffic light detection and REM.

•
EyeQ4® — engineering samples are available now showing complete functionality with first production planned for late 2017. We have many production nominations running on EyeQ4® for 2018 launch with multiple automakers and many different functionalities. We anticipate further production wins based on EyeQ4®. EyeQ4® is being designed to support processing from multiple cameras (including multi-focal or ultra-high resolution front facing and side/rear), as well as other sensor modalities. Some of our first design wins for 2018 include a scalable portfolio of functions from monocular camera supporting AEB and standard fit functions for star-rating compliance up to advanced multi-camera configurations supporting high-end capabilities, including Level 3 autonomous driving.

•
EyeQ5® — designed to act as the central computing processor to enable fully autonomous driving. Engineering samples are expected to be available in 2018 with first production expected to begin in 2020. We expect that the EyeQ5® will be designed in advanced 7nm FinFET technology node and will feature eight multithreaded CPU cores coupled with 18 cores of our next-generation, innovative, and well-proven vision processors. Taken together, these enhancements will support processing of data from at least 18 sensors and will increase computational performance 7x – 8x times over the EyeQ4®. We expect that the EyeQ5® will produce more than 12 Tera operations per second, while keeping power consumption at five watts or less, to maintain passive cooling at extraordinary performance. We also integrate certain technologies developed and owned by third parties into our products, including the central processing unit core of our EyeQ® chips, through license and technology transfer agreements.

Electronic Circuitry
The third layer of our technology consists of the electronic circuitry design that surrounds our SoCs, which serves both as a reference design to guide our Tier 1 customers when responding to RFQs and as the basis of our aftermarket products. This technological layer is key to our position in the OEM market as it gives us the maturity and know-how of a Tier 1 company and thereby allows us to make a significant impact on the entire product chain rather than being limited to the position of a component provider. A secondary benefit is our ability to work with less experienced Tier 1 companies (in the field of ADAS) and bring them up to the required level of knowledge in a relatively short time.

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

•
Pedestrian detection functions — Pedestrian Collision Warning (PDW) and Pedestrian Automatic Emergency Braking;

•
Convenience and Driving Enhancement Functions — Adaptive High Beam Control (AHC), Traffic Sign Recognition (TSR) and Speed Limit Indicator (SLI); and

•
Autonomous Driving Technologies — Drivable path delimiter capabilities, including detection of curbs, barriers, construction zone obstructions, general obstacles, road bumps, potholes and debris. Additional capabilities include path planning for determining the drivable path in situations where the lane marks do not exist or are too weak to rely on. In addition, our REM technology serves as redundancy to such sensing capabilities. Our REM technology uses continuously updated high-definition data using crowdsourcing. Our driving policy technology enables autonomous driving among human drivers and other autonomous cars.

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
For Level 4 autonomous driving, our OEM customers require a configuration of 360-degree full-surround vision to interpret the driving scene and build an environmental modeling. In addition to the three fields of view looking forward as explained in the above image, two cameras are placed at each side looking to the side and forward and to the side and backwards, enabling detection of vehicles, pedestrians, lanes, road markings, free space guardrails, traffic signs and directional signs at every angle; and the eighth camera is placed in the back looking backwards enabling detection of vehicles, pedestrians, lanes, road markings, free space guardrails, traffic signs and directional signs.

Our REM technology is based on software running on our EyeQ® processing platforms, and it extracts landmarks and roadway information at extremely low bandwidths, approximately 10KB per kilometer of driving. We arrive at such low bandwidth by 3D detection of traffic signs, directional signs, general signs, lampposts and reflectors, which serve as landmarks, while additional families of landmarks will be added if needed (see above image). We use 1D recording of a drivable path by creating a road model using the location of the lanes and ego-motion technology. Such sparse 3D and dense 1D recording that utilizes our monocular vision capabilities reduces the required bandwidths to approximately 10KB per kilometer and enables use of crowdsourcing to obtain continuously updated high-definition data for drivable paths with precise-localization. We achieve high accuracy of localization by using “tail alignment” to get precise fit between recording and sensing. Additionally, backend software running on the cloud integrates the segments of data sent by the vehicles with the on-board software into a global map.
OEM Products
Mobileye provides the software and the EyeQ® SoC to the Tier 1 companies. Typically, after we work with the OEM so that it can validate our product, the OEM issues an RFQ. We create a reference design for the camera sensor and electronics that are built around our SoC to each Tier 1 company that determines to respond to the RFQ. The Tier 1 company, based on our reference design, builds a module for the complete sensor system that includes the windshield-mounted camera, our proprietary EyeQ® SoC and our application software using our software algorithms. This complete sensor system with the required ADAS functionalities is then integrated into new cars by the OEM. We also give the Tier 1 company the pricing of our product per bundle of applications, which is incorporated into its RFQ and is set for the duration of the program. Although our direct customers are the Tier 1 companies, we view the OEM as our ultimate customer and maintain strong direct relationships with the OEMs.
Aftermarket Products
We have sold our products in the aftermarket since 2007. In the aftermarket, we offer the Mobileye 6-Series product, which incorporates the Mobileye EyeQ® SoC and related algorithms and software on a windshield-mounted vision sensor unit with a compact High Dynamic Range CMOS (HDRC) camera and related hardware (together, Mobileye’s SeeQ2® image processing board) as well as a display unit (“EyeWatch”). The Mobileye 6-Series product complies with NHTSA standards for collision avoidance systems and offers the following complete ADAS function set:
•
Lane Departure Warning (LDW)

•
Forward Collision Warning (FCW)

•
Headway Monitoring and Warning (HMW)

•
Pedestrian Collision Warning (PCW)

•
Adaptive High Beam Control (AHC)

•
Traffic Sign Recognition (TSR)

We also offer additional features, such as Enhanced Cruise Control, pre-lighting of brake lights and Bluetooth connectivity as well as a related smartphone application.
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
Our Customers
Our customers include OEMs, Tier 1 system integrators, fleets and fleet management systems providers (telematics), insurance companies, leasing companies and others.
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
We offer our ADAS aftermarket product line to commercial and fleet customers and through distributors to fleet management systems (FMS) providers in more than 30 countries. We sell our aftermarket products to smaller OEMs and to OEMs that want an aftermarket solution for their models that do not have ADAS as a factory option. Our aftermarket products also give OEMs the flexibility to offer these solutions at different levels throughout their logistics network. We also sell to importers or dealers that add our aftermarket product to vehicles that did not come with our product as a factory option.
OEMs
Our products were first included in production vehicles in 2007 with three manufacturers – BMW, General Motors and Volvo. As of December 31, 2016, our technology is available with 21 OEMs worldwide, either as an option or a standard feature. Further, our products have been selected for implementation in serial production with more than 25 OEMs. We currently have production agreements with respect to the following OEMs:
Adam Opel AG Audi AG Bayerische Motoren Werke (BMW) AG — BMW, Mini and Rolls Royce Chrysler Group LLC — Chrysler, Dodge and Jeep FAW Automotive Fiat S.p.A. Ford Motor Company — Ford and Lincoln	General Motors Company — Buick, Cadillac, Chevrolet and GMC Honda Motor Company, Ltd HKMC — Hyundai and Kia IVECO Lucid Motors Inc. MAN SE Mitsubishi Group Mazda Motor Corporation NIO USA	Nissan Motor Co., Ltd. — Nissan and Infiniti
PSA Peugeot Citroën — Peugeot and Citroën
Renault S.A.
Scania Aktiebolag (publ)
Ssangyong Motor Company
SAIC Motor
Soueast Motors
Volkswagen
Volvo Car Corporation
Yulon Motor Co., Ltd.

There is usually a several year period from the time at which we are first introduced to an OEM until our product is included in serial production. During the first several years, we educate the OEM about our technology, including our sophisticated algorithms and the EyeQ® SoC platform and its capabilities, and the OEM evaluates and validates our technology in its testing facilities. During this period, we receive revenues from the OEM for selling testing equipment for its evaluation purposes. If the OEM requires specific developments pursuant to its evaluation, we may charge the OEM certain fees, which are best efforts, nonrefundable Non Recurring Engineering arrangements, in which we are reimbursed for a portion of the research and development expenses attributable to specific development program (“NRE”) regardless of whether we achieve a subsequent design win. After the OEM has evaluated our technology, it may issue an RFQ to Tier 1 companies of its own choice. The RFQ will identify, among other items, the applicable bundle of applications required and the expected size of the production run for the particular automobile model. The OEM will send the RFQ to Tier 1 companies that are working with us on the basis that these Tier 1 companies will quote Mobileye technology and also to other Tier 1 companies that may have their own technology. If a Tier 1 company includes our technology, we will provide a quotation (we provide a different quotation for each different RFQ) for the NRE fees we will charge the Tier 1 for the work we are doing for the specific program and the EyeQ® price for the duration of the program. The prices are differentiated by the applicable bundle within the program. All intellectual property generated from these NRE arrangements are owned exclusively by us. An OEM may also send an RFQ only to Tier 1 companies that are working with Mobileye, which means that we will be selected as the technology provider irrespective of the winning Tier 1 company. If we, through a Tier 1 company, win the RFQ and a production program is initiated, there is typically approximately two to three years of production development before the product is included in a car model. This long design and validation process results in our having a strong direct relationship with an OEM, which we believe offers us advantages when ADAS are being proposed for additional car models. We generally provide our products to a Tier 1 company for serial production pursuant to the Tier 1 company’s standard purchase order and our customary terms and condition.
All of our working relationships with the OEMs listed above are in the production development or serial production phases. We believe that we win new serial production in respect of the RFQs in which we participate by a ratio exceeding 85% in the past approximately nine years.
Tier 1 Companies
We supply OEMs with the EyeQ® platform through our arrangements with automotive system integrators, known as Tier 1 companies, which are direct suppliers to vehicle manufacturers. Our Tier 1 customers include Autoliv, Inc., Delphi Automotive Plc, Gentex Corporation, HiRain, Key Safety Systems, Leopold Kostal GmbH, Magna Electronics Inc., Mando Corporation, Nidec Elesys, Sony Corporation, Taiwan Calsonic, ZF-TRW and Valeo as well as Bendix Corporation and Mobis Transportation Alternatives, Inc. working jointly with TRW.
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

Aftermarket Customers
We currently have many distributors covering over 50 countries. We also have wholly owned subsidiaries in China, Germany and the United States that serve as aftermarket distributors and sales and marketing offices. We offer our ADAS aftermarket product line to the following types of customers:
•
Commercial and fleet customers — We sell our aftermarket products to fleets such as C.R. England, Inc., the largest refrigerated trucking company in the United States, Werner Service and Trucking, Inc., Dart Transit Company, PepsiCo, Inc., Ericsson Inc., Eli Lilly and Company, Florida Power & Light Company, Johnson & Johnson Services, Inc., GE, Sainsbury’s, SAB Miller, Transdev, Hitachi Logistic and others. We also sell through distributors to fleet management systems (FMS) providers in more than 30 countries, including the United States, the United Kingdom, Israel, Germany, Poland, China and Australia. Our distributors also sell to leasing companies such as Sumitumo Mitsui in Japan and GE Leasing in the United States. The integration of our product with FMS allows fleets to monitor their drivers’ vehicular operations through online alerts and to provide accurate information in the event of an accident or near miss.

•
OEM customers — We sell our aftermarket products to smaller OEMs, such as Volvo Bus and Renault Trucks, and to OEMs that want an aftermarket solution for their models that do not have ADAS as a factory option. Our aftermarket products also give OEMs the flexibility to offer these solutions at different levels throughout their logistics network. We also sell to importers or dealers that add our aftermarket product to vehicles that did not come with our product as a factory option.

We also seek to promote regulation that mandates or encourages aftermarket installation of ADAS technology for certain usages, such as fleets, or certain drivers, such as young drivers. A small number of governments and governmental organizations currently offer incentives for installing ADAS products in vehicles, including aftermarket products. Israel offers tax benefits to importers who install ADAS products. The State of Florida allows insurance companies to provide premium discounts to insured customers who install an ADAS product, such as ours. In addition, fleets owned by U.S. governmental organizations, including the U.S federal General Services Administration and the states of Florida and Nevada, have installed Mobileye aftermarket products as part of their research into saving lives and containing operational costs. In Spain, the Ministry of Agriculture with the Office of Climate Change has approved regulatory incentives for fleets using our aftermarket solution, noting how it helps reduce both the fuel costs and CO2 emissions. The Governments of Japan, Singapore and Germany all offer financial incentives for certain target groups, commercial vehicles, to have ADAS products installed. In 2016, the State of Israel approved a regulation, which required, as a pre-condition to any vehicle license renewal, that all vehicles exceeding 3.5 tons, manufactured since 2012, have installed ADAS with LDW and FCW features by no later than November 2016.
Our aftermarket products are also available for consumers; however, we do not target direct-to-consumer sales because consumer market awareness is not yet widespread, and we do not believe that making the significant investment necessary for the retail segment is appropriate for us at this time.
Distribution and Marketing
After 18 years of operation that has resulted in our market-leading position, we believe we are well known to all global OEMs and large Tier 1 companies and that our superior technology, innovation, quality assurance, reputation and personal relationships should help us achieve introductions to additional OEMs and Tier 1 companies as needed. We believe that our marketing efforts are best served by our engineers meeting regularly with OEM engineers at one-on-one meetings, conventions and other venues to showcase our technology. We work closely with our existing OEMs and Tier 1 customers in order to ensure that we are aware of their requirements and plans for future car models and can respond promptly and effectively. We also regularly present our technology to regulators and safety organizations to demonstrate its capabilities and reliability and to help ensure that they develop regulations and ratings that address the full range of benefits that we believe ADAS can offer.
We market our aftermarket products mainly through distributors and resellers under distribution agreements according to which we typically provide the distributor with a non-exclusive license to distribute our products within a specific region. We have many distributors, covering over 50 countries. Under our distribution agreements we provide a 14-month limited warranty unless a longer period is mandatory or an industry requirement. The distributor’s responsibilities are generally to (1) install the product and provide training to its customers by professional installers that are certified by us; (2) provide a warranty to its customers; (3) not market competing products during the distribution agreement term and for six months thereafter; (4) maintain proper insurance to cover its liabilities including for installation; and (5) use the Mobileye brand name in accordance with the agreement’s provisions. In addition to local distributors, we also have our own wholly owned distribution companies in China, Germany and the United States that employ sales people who initiate direct sales, identify new distributors and manage current distributors.
Research and Development
We believe our strong research and development is our principal competitive strength and has led to our dominant position in the market. Our research and development activities are conducted at our machine vision center in Jerusalem, Israel. We have more than 470 full time-equivalent employees engaged in research and development, primarily in Israel. We also work with our OEM customers’ specifications to develop new products and enhancements to existing products responsive to their requirements. Our gross research and development costs and expenses were approximately $78.8 million (22.0% of revenue) and $56.0 million (23.2% of revenue) in 2016 and 2015, respectively. Net research and development costs and expenses were approximately $65.3 million (18.2% of revenues) and $43.4 million (18.0% of revenues) in 2016 and 2015, respectively. Our research and development efforts focus on algorithms, including visual processing, camera control, vehicle control, camera/radar fusion, autonomous driving sensing technologies, REM technology, driving policy and related engineering tasks as well as application software, silicon design and hardware electronics design.
Our current research and development activities include the following:
•
Extension of Monocular Visual Processing Capabilities — Over the past four years we have been developing extensive new capabilities in our monocular visual processing. We have developed “semantic free space” capabilities that provide a category label on a pixel-based level. These algorithms extract “driver path delimiter features” that contribute to customer functions like “construction zone assist” and towards hands-free driving in general. We have also been developing Road Profile reconstruction capabilities using innovative algorithms that can detect and measure road bumps, potholes and debris that are at least 10 centimeters in height from a distance of 50 meters. These size and distance parameters should permit the appropriate reaction from the relevant ADAS, whether it is engaging the AEB or ultimately being able to drive around the object. We have also significantly expanded our Traffic Sign Recognition, Traffic Light Detection and Road Analysis capabilities. We have developed software to process and extract REM Segment Data (RSD) for use in analyzing a variety of road and traffic conditions as well as to build RoadBook™. All of these developments launched already or will be launched in series programs, and we expect them to strengthen our leadership position in our market.

•
Development of Autonomous Driving Functionality — We are conducting multidisciplinary research in multifocal front-sensing design, visual processing capabilities based on information from side and wing cameras, fusion of front-facing cameras /  surround cameras / high-definition mapping information, significant upgrades in “scene understanding” to allow hands-free driving in complex scenes, lateral control algorithms and the fusion between sensing and control. Many of these capabilities were launched in 2015 based on monocular vision or are expected to launch in future years based on trifocal configurations or full-surround vision. These developments are critical to the development cycle of our EyeQ4®. In addition to this sensing research and development, we are also developing the other pillars of autonomous driving, including our REM technology and reinforcement learning algorithms for driving policy.

•
Continuous EyeQ3® Production and EyeQ4® and EyeQ5® Design and Production — We launched EyeQ3® in the fourth quarter of 2014. We have also advanced with our design of EyeQ4® and currently we have working samples targeting launch in 2018. EyeQ4® has been awarded many production programs to be launched starting in 2018. In May 2016 we announced the next generation EyeQ5® with engineering samples expected to be available in 2018 and production expected to begin in 2020.

•
Aftermarket Product Migration to EyeQ4® – We plan to move the aftermarket line of products to EyeQ4®. We believe this will further strengthen our lead in this market and keep our customer functions updated to the latest state-of-the-art performance.

As a result of all the above activities, we expect to continue our investment in research and development expenditures in future periods.
Manufacturing
Our products are designed and manufactured specifically for automotive applications and have achieved automotive grade quality after extensive validation tests under stringent automotive environmental conditions.
All of our EyeQ® integrated circuits are manufactured by STMicroelectronics N.V., which is a leading supplier and innovator of semiconductor devices dedicated to automotive applications. Many of our customers are also direct STMicroelectronics N.V.’s customers, which allows us to benefit from their existing relationship with STMicroelectronics N.V. and gives our customers familiarity with STM’s manufacturing processes, including Quality Assurance, Customer Care, Failure Analysis and Manufacturing Standards. Further, we believe that as a leading provider of integrated circuits, STMicroelectronics N.V. has the capacity to increase production of our EyeQ® chips as our sales increase.
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
We have technologically validated a second supply chain and a different manufacturing facility within STMicroelectronics to serve as another source for manufacturing our EyeQ3® chips. We are also negotiating with STMicroelectronics appropriate second supply source solutions for EyeQ4® and EyeQ5®. We are in contact with our customers for the purpose of agreeing the commercial terms of this second supply source (e.g., validation, commitment to procure from both sources). In the interim we purchased inventory of approximately six months of deliveries to serve as a backup. Because of the complex proprietary nature of our EyeQ® chips, adding a new manufacturing line with the same supplier will require significant time to identify, evaluate and validate as well as to negotiate appropriate pricing and other terms with the supplier and customers. There can be no assurance that we will enter into a new supply agreement, the timing and terms of such agreement or when chips would be provided under such an agreement.
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
Until February 2016, our aftermarket products were manufactured by one contract manufacturer in China, providing surface-mount technology services, as well as assembly, testing, packaging and logistics services. In the fourth quarter of 2015, we entered into new agreements with two new contract manufacturers in China. These new agreements have three-year terms and are automatically renewable for one-year terms unless the contract manufacturers provide a non-renewal notice no later than 12 months prior to the expiration of the then current term. These new contract manufacturers also provide surface-mount technology services, as well as assembly, testing, packaging and logistics services.
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
Manufacturing and Supplier Quality Control — We work with our main suppliers to ensure that their processes and systems are capable of delivering the parts we need at the required quality level, on time and on budget.
Intellectual Property
Our ability to compete effectively depends in part on our ability to develop and maintain the proprietary aspects of our technology. Our policy is to obtain appropriate proprietary rights protection for any potentially significant new technology acquired or developed by us. We hold 61 U.S. patents, 8 European patents, 65 U.S. patent applications, 52 European and other non-US patent applications, and provisional patent filings. We are a party to a re-examination proceeding involving one of our U.S. patents and two post-grant opposition proceedings involving one of our European patents.
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
In May 2014, we filed two petitions to the First Intermediate People’s Court of Beijing appealing the Chinese Trademark Appeal Board’s decision refusing our opposition to trademark applications for MOBIIEYE and MOBILEYE filed by a third party. Our petitions alleged that the trademark applications were filed in bad faith as the trademarks are similar or identical to our MOBILEYE trademark. One petition relating to MOBILEYE was declined. In the event we do not prevail in the action relating to MOBILEYE, our pending MOBILEYE trademark application in China may be refused by the Chinese Trademark Office based upon prior applications, and our ability to protect and use our trademarks in China may be adversely affected. While we vigorously pursue these actions, we are implementing alternative ways to preserve the benefits of our branding in the Chinese market.
We are not a party to any pending material intellectual property infringement litigation. However, in April 2016 a complaint was filed against us and our U.S. subsidiary in the United States by an individual alleging that certain of our aftermarket products infringe one patent and seeking injunctive relief and unspecified monetary damages. In August 2016, the plaintiff voluntarily filed a dismissal of the claim without prejudice. In addition, from time to time, certain of our Tier 1 customers are party to cases alleging intellectual property infringement. As a result, in connection with these matters, we receive discovery requests for production of information related to such cases. From time to time our Tier 1 customers have also requested that we provide potentially relevant information or indemnify them against infringement claims should litigation occur. Generally, we have agreed to provide potentially relevant information but have not agreed to indemnify any customer under such circumstances.
Competition
The ADAS and autonomous driving industry is highly competitive. Competition is based primarily on technology, innovation, quality, delivery and price. Our future success will depend on our ability to develop superior advanced technology and to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors. Although we believe that we are the only provider of ADAS that offers all major safety and convenience-related functions in one cost-effective and well-packaged system and that has the amount and type of validation data necessary to compete effectively in the ADAS industry and that there are significant other barriers to developing a competing sensory modality, we face potential competition primarily from Tier 1 companies and potentially other technology companies. However, we believe that some of our Tier 1 competitors have considerably reduced their internal efforts to offer an alternative camera technology. More importantly, developing effective ADAS technology is technologically complex, requires the development of large validation datasets in order to train the software algorithms effectively, requires a long-term commitment to validation and qualification with an OEM before serial production can even begin and requires significant financial resources. We further believe that, due to the high barriers to entry described above, the market will not easily open to new participants. While large technology companies could possibly enter the market, we believe that they would experience several years of development with an OEM as any other competitor would, thus creating a significant barrier to entry for even the most resource-rich companies.
Demand from automakers for technology beyond ADAS, into Level 3-5 autonomous vehicles, has recently intensified. We believe we are in a favorable position to achieve meaningful business wins in this area given our broad product offering in surround-view sensing, precise high-definition mapping through REM, and reinforcement learning algorithms for driving policy. We face potential competition in these areas from Tier 1 companies, technology companies investing in this field, and internal development teams from the automakers themselves, sometimes in combination with investments in early-stage autonomous vehicle technology companies. It is important to note that systems for Level 3-5 vehicles are much more complex than ADAS systems with multiple sub-systems, some of which do not involve Mobileye products or some of which are used in collaboration with technology from others. We believe our ability to generate substantial business in Level 3-5 systems is supported by our leading position in camera-based vision sensing, which will form a core building block of Level 3-5 systems, and our REM technology. With respect to REM, our leading position in ADAS-equipped vehicles gives us a substantial competitive advantage in having the scale to generate localization data through crowd-sourcing (using ADAS-equipped vehicles), which we believe is the most viable and cost-effective method of generating the high-definition maps required for autonomous driving.
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
C.   Organizational Structure
Set forth below is a list of our significant subsidiaries as of December 31, 2016.
Name	Place of Organization	Ownership Interest
Mobileye Vision Technologies Ltd.	Israel	Wholly owned
Mobileye Inc.	Delaware	Wholly owned
Mobileye Japan Ltd.	Japan	Wholly owned
Mobileye Germany GmbH	Germany	Wholly owned
Mobileye (Shanghai) Automotive Service Co. Ltd.	People’s Republic of China	Wholly owned
Mobileye Technologies Limited	Cyprus	Wholly owned
D.   Property, Plants and Equipment
We lease our principal offices at 13 Hartom Street, Jerusalem, Israel, totaling approximately 105,000 square feet, pursuant to a lease that expires in February 2019 and that may be extended, at our option, for two additional five-year terms. In January 2017, we exercised our option to extend the lease for an additional term of five years, ending February 2024. See “Item 7. Major Shareholders and Related Party Transactions — Relationship with OrCam Technologies Ltd.” for a description of a sublease of a portion of the leased space. We also lease office space in New York, New Jersey and Texas, United States of America; Shanghai, People’s Republic of China; Düsseldorf, Germany; and Tokyo, Japan.
In July 2015, our Israeli subsidiary entered into several agreements related to the acquisition of land in Jerusalem, Israel, which we intend to use for the construction of a new R&D and innovation center that will also host our headquarters. These agreements were entered into by our Israeli subsidiary: (i) a share purchase agreement, in which we acquired 74% of the equity of a company called Azorei Kisalon (“Kisalon”) which owns the land; (ii) a shareholders agreement with the minority shareholders of Kisalon; and (iii) a long-term lease agreement for 87 years and an option to extend the lease for additional terms subject to regulatory approvals. The agreements are subject to several closing conditions, and are expected to close in March 2017. The total costs related to acquiring the land will be approximately $12 million. We intend to invest approximately $55 million over the next five years in the construction of a dedicated Mobileye campus in Jerusalem. Once constructed, the new campus is intended to replace the leased offices in Jerusalem.
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
Overview
Mobileye is the global leader in the development of computer vision and machine learning-based sensing, mapping and driving policy technology for ADAS and autonomous driving technologies. Mobileye’s sensing products are able to detect roadway markings, such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using our REM technology; and provide mapping for autonomous driving. Our products are or will be integrated into car models from more than 25 global automakers. Our products are also available in the aftermarket. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Our products combine high performance, low energy consumption and low cost with automotive-grade standards. Our technology was first included in serial models in 2007. We estimate that our products were installed in approximately 15.7 million vehicles worldwide through December 31, 2016. As of December 31, 2016, our technology is available with 21 OEMs. Mobileye’s more than 18 years of research and development and data collected from millions of miles of driving experience give us a significant technological lead.
Revenue Growth
Our business model requires us to invest significant time and other resources early in the process of new program sourcing as part of our relationship with an OEM before we can begin to recognize significant revenues from such program. During the first few years, we provide the OEM an overview about our technology and new innovation in our technology, including our sophisticated algorithms and the EyeQ® SoC platform and its capabilities, and the OEM evaluates and validates our technology in its facilities. After the OEM has evaluated our technology, if it intends to include such a product in one or more of its new or redesigned automobile models, it will issue an RFQ for one or more applications. RFQs are usually issued for models that will be in production two to three years after the design win is awarded. An OEM’s model can remain in production for five to seven years before the OEM decides either to discontinue the model or to engage in partial or substantial redesign. The revenues that we may receive in any given year are attributable to program design wins in previous years. Therefore, we typically have visibility into our future revenue based on OEM information provided during the sourcing phase although there is no contractual commitment by the OEM for volumes and programs may be subject to possible changes in the timing of program launches and terminations and cancellations. We can also determine the number of models that will include our products at least two to three years in advance, subject to changes; however, identifying the number of models that include our products does not necessarily correlate directly to our anticipated revenue, given that a model can sell hundreds of thousands of cars or only a few thousand per year.
We experienced overall revenue growth of approximately 49% and 68% in 2016 and 2015, respectively. We derive our revenues from two segments: sales to our OEM segment, substantially all of which are through Tier 1 companies, and sales of aftermarket products (the “AM Segment”).
Our OEM segment revenues grew by approximately 36% and 66% in 2016 and 2015, respectively. The growth in 2016 was attributable mainly to new program launches with a few OEM programs such as Mazda and through Tier 1 companies and the full year effect of significant program launches in 2015 such as Audi, GM and HKMC. Our OEM revenue growth is associated with new program launches and the addition of new models to previously launched programs.

Winning additional production programs is important to future revenue growth. We invest significant effort in understanding the OEM market and identifying growth areas, including with new OEMs and through the continuation of existing production programs. In order to achieve design wins, we must maintain our technological leadership through investment in research and development. The other key factor affecting revenue growth is the continuing impact of regulation and the ratings systems deployed by the various NCAPs, particularly the European NCAP and the U.S. NCAP, administered by NHTSA. As these NCAPs demand more ADAS applications, particularly AEB, more automakers will include ADAS as standard fit in their models in order to maintain or to achieve the highest safety ratings.
Additional factors that may affect our ability to increase our revenue are if the market were to turn to a competing camera-based offering or reliance on a different sensory modality for ADAS, such as radar without including camera capability, any decrease in the quality of the manufacturing of our product and the timing of the launch of a particular model production.
Management believes that long-term revenue growth will come from the increasing interest in autonomous driving, which will require ADAS technological innovations of increasing complexity in concert with innovative REM technology and Driving Policy. We have been sourced for 10 programs with seven OEMs involving hands-free-capable driving at highway speeds and in congested traffic situations launching in the following years. We are also in development programs with additional OEMs for potential launches in future years. We believe that our next autonomous driving innovation will be the inclusion of country road capabilities and city traffic capabilities and will involve (i) significant algorithmic advances to reach sensing capabilities of fully autonomous driving; (ii) mapping to serve as a redundancy for the sensing technology by way of continuously updated high-definition data for drivable paths with precise-localization using crowdsourcing; and (iii) driving policy that will enable autonomous driving of cars among human drivers and other autonomous cars and will add the ‘human behavior’ aspect to autonomous driving in ‘negotiating’ with other cars. These capabilities require significant algorithmic advances, which we are currently developing. If we cannot complete such development in a timely manner or achieve design wins for these additional capabilities or, if following any such design win, our product is not fully validated and does not go into serial production, our long-term revenue growth will suffer.
Our AM Segment revenue grew by approximately 113% and 77% in 2016 and 2015, respectively. The growth of our AM Segment revenue will be influenced by several trends:
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

Unlike in the OEM segment where the universe of potential end-customers is defined, AM Segment revenue growth requires significant sales and marketing efforts and a distribution network to reach the large but fragmented pool of potential customers worldwide, including fleets, insurance companies, government agencies and private end-customers. There are also risks associated with manufacturing our aftermarket products and their delivery and installation, as well as our more direct involvement in the education of drivers regarding the products.
We generally work directly with large customers, and our distributors distribute our products locally to smaller customers. This helps to keep our efforts concentrated into support to distributors and creating market awareness rather than building a large direct distribution chain, which would be more expensive and challenging to manage.
Profitability
Our Gross Profit is primarily impacted by our Average Selling Price (“ASP”) and the associated average costs in the OEM segment. ASP in our OEM segment varies based on the ADAS applications and their complexity. Our ASP was relatively flat at $43.7 in 2014 and $43.9 in 2015 while it increased substantially to $45.0 in 2016. ASP is primarily the result of an ever changing delivery mix among the different bundles that we deliver — whether it is a high-selling price pedestrian AEB bundle, a lower selling price AEB vehicle or the lowest selling price of road bundles (not including vehicle and pedestrian detection). The increase in our ASP in 2016 was the result of new program launches with pedestrian AEB bundles and the benefit from the full-year impact of the launches we had in the second half of 2015 that included AEB pedestrian. Our gross margin in the OEM segment was approximately 76.9% for the year ended December 31, 2016 compared to 75.6% for the year ended December 31, 2015. Over the long-term, we expect EyeQ® ASP to move up over time once semi-autonomous and fully autonomous vehicles become a material part of our volume. In general, we believe our ASP will increase as less complex legacy programs are replaced by the more advanced feature bundles within already awarded programs and future programs.
We are considered a Tier 2 supplier because we sell our product to Tier 1 companies that integrate our product into the overall system supplied to the OEMs. We believe that our business model of being a Tier 2 supplier that subcontracts its manufacturing, together with our market penetration, results in an advantageous cost structure that requires low operational costs and sales and marketing expenses for our OEM segment. Our OEM segment represented 77% and 84% of our revenues in the years ended December 31, 2016 and 2015, respectively, and over time, we expect that percentage to increase moderately as a result of the faster growth in the OEM segment than in the AM segment. Notwithstanding our increased investment in research and development, we believe that, over time, an increase in our revenues will not result in a proportional increase in our net operating expenses and, as a result, we believe that our profitability will likely increase.
Cost of Revenues and Gross Profit
Cost of revenues of our OEM segment includes the manufacturing cost of our EyeQ® chips as well as royalty fees for a few third parties on intellectual property that is included in the EyeQ® SoC, product liability insurance, reserves for estimated warranty expenses and, to the extent relevant, charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand.
Cost of revenues of our aftermarket product includes, in addition to the cost of the EyeQ® chips (including royalties), direct material, labor costs, depreciation, manufacturing and supply chain overhead, quality control, shipping and logistic costs and reserves for estimated warranty expenses. Cost of revenues also includes charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand. We purchase the majority of the components directly, and our products are manufactured primarily by two contract manufacturers in China.
Our gross profit equals total revenues less our total cost of revenues, and our gross margin is our gross profit expressed as a percentage of total revenues.
Our cost of revenue is expected to increase as our sales continue to grow.
Research and Development Expenses
We conduct research and development activities primarily at our machine vision center in Jerusalem, Israel. Our activities are divided among:
•
Core sensing technology, which includes (i) algorithms, including visual processing, camera control, vehicle control, camera/radar fusion and related engineering tasks; and (ii) application software;

•
Autonomous Driving Functionality, which consists of  (i) enhancing the sensing capabilities to fully autonomous driving by conducting “scene understanding,” lateral control algorithms and the fusion between sensing and control; (ii) developing the other pillars of autonomous driving, including our REM technology, which enables continuously updated high-definition data for drivable paths with precise-localization using crowdsourcing; and (iii) driving policy using reinforcement technology to allow autonomous cars to co-exist with human drivers and other autonomous cars;

•
New products and enhancements to existing products in response to OEM requirements; and

•
Hardware, which includes (i) silicon design for the EyeQ® chip including the EyeQ4® EyeQ5®; (ii) hardware electronics design for testing and other equipment; and (iii) new aftermarket hardware. For example, we are currently developing the next generation of our aftermarket products incorporating the EyeQ4® chip.

Research and development expenses primarily consist of expenses related to personnel, including share-based compensation, EyeQ® and other professional services, amortized equipment expense and quality assurance within the development programs.
Our research and development expenses are partially offset by non-refundable Non-Recurring Engineering reimbursement that we receive mostly from Tier 1s, attributable to specific development programs with the OEMs. Any such reimbursement is not contingent upon success of the program. We retain all the rights to our work on these programs.
We intend to continue our significant investment in research and development activities as we believe that being the technology leader and the most innovative company in ADAS and autonomous driving is our key strength. Accordingly, over time, we expect the absolute amount of our net research and development expenses to increase, but it is likely to decrease as a percentage of revenue as our business grows.
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
General and Administrative Expenses
General and administrative expenses consist of personnel and personnel-related expenses, including share-based compensation, of our executives and members of the board of directors, finance and administration departments as well as fees related to legal and litigation, patent prosecution, accounting, finance and professional services as well as insurance and fees related to being a public company. We expect the amount of our general and administrative expenses to increase, in absolute terms, but to decrease over time as a percentage of revenue as our business grows. The primary reasons for the growth in general and administrative expenses will be the costs related to patents prosecution, including the need to hire more personnel to support compliance with the applicable provisions of SOX and other SEC rules and NYSE regulations as well as increased premiums for directors’ and officers’ insurance and the increased use of share-based compensation for general and administrative personnel.
Interest Income
Interest income consists of interest earned on marketable securities as well as short-term deposits and money market funds. We have historically invested our available cash balances primarily in short-term deposits and debentures. The primary objective of our investments in debt instruments is to preserve principal while maximizing yields.
Financial Income (Expenses), net
Financial income (expense), net, includes mainly realized gains and losses on sales of financial investments and any decline in the value that is considered not temporary, as well as gains and losses from fluctuations related to currency translation of our monetary assets and liabilities denominated in New Israeli Shekels (“NIS”) and, to a much lesser extent, the Euro, the Japanese Yen and other currencies. We manage our main currency exposure, which is against the NIS, by keeping approximately the same NIS assets as our NIS liabilities to serve as a natural balance sheet hedge. Our exposure is reflected in the individual Income statement item.

Taxes on Income
Until July 2014, Mobileye N.V. and our Cypriot subsidiary were taxed under the laws of their respective countries of incorporation. Following our reorganization (see “Reorganization” below), we have our headquarters in Israel, and Mobileye N.V. and our Cypriot subsidiary are residents of Israel for tax purposes. The enacted statutory tax rates applicable to us and our significant subsidiaries are as follows:
•
MVT, our Israeli subsidiary, is taxed under Israeli law. Income not eligible for benefits under the Investment Law (described below) is taxed at the corporate tax rate. The corporate tax rate in Israel was 25% in 2016 and 26.5% in both 2015 and 2014. Under a recent amendment to Israeli tax law, the corporate tax rate is scheduled to decrease to 24% for 2017 and to 23% for 2018 and thereafter. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise or a Preferred Enterprise under the Investment Law may be considerably less. Capital gains derived by an Israeli company are subject to tax at the prevailing corporate rate.

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

•
Until our internal reorganization was completed in the third quarter of 2014, most of our benefit (tax) on income was incurred from Cyprus, which was the location of our intellectual property. See “— Reorganization” below. Our Cypriot subsidiary was taxed at the Cypriot corporate tax rate, which was 12.5% in 2014. As of the transfer of the management and control of our Cypriot subsidiary to Israel, our Cypriot subsidiary is treated as an Israeli resident for tax purposes and is taxed under the Israeli regular corporate tax rate; however, we believe that the Cypriot subsidiary will not have meaningful taxable income. See also “— Reorganization” below.

Israeli Tax Benefits under the Law for the Encouragement of Capital Investments, 1959
MVT has elected the “Benefited Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The Investment Law was significantly amended effective April 1, 2005 (the “2005 Amendment”), and further amended as of January 1, 2011 (the “2011 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force, but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011, were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or to elect irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply.
Tax Regime under the 2005 Amendment (“Benefited Enterprise”)
The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the “Benefits Period,” depending on the level of  “Foreign Investment,” as defined under the Investment Law, in the company in each year. A company qualifying for tax benefits under the 2005 Amendment that pays a dividend or engages in certain actions that are treated as deemed dividends by the ITA out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the otherwise applicable rate of 25%, or lower rates of between 10% to 25% in the case of a qualified Foreign Investors

Company (“FIC”), according to the rate(s) of Foreign Investment in the company for the applicable tax year(s). Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15%, or such lower rate as may be stipulated in an applicable tax treaty provided that a certificate from the ITA allowing for the reduced withholding tax rate is obtained in advance. The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law, its regulations and any ruling received from the ITA. In the event of failure to comply with these conditions in a given tax year during the “Benefits Period,” the entitlement to the benefits for such tax year would be cancelled; however, the Company’s eligibility for benefits in prior and future years should not be affected.
Tax Regime under the 2011 Amendment (“Preferred Enterprise”)
The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes, inter alia, a company incorporated in Israel that is (i) not wholly owned by a governmental entity; (ii) owns a Preferred Enterprise, as defined under law; (iii) is controlled and managed from Israel; and (iv) fulfills certain conditions described in the Investment Law. From 2014 and thereafter, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise unless the Preferred Enterprise is located in development zone A, in which case the rate will be 9% (scheduled to decrease to 7.5% for 2017 and thereafter). MVT’s activities are located in development Zone A.
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
According to the election that we made in May 2014 in connection with the July 2014 ruling from the ITA (the “Preferred Enterprise Ruling”) following the reorganization described below, MVT is a “Preferred Company” under the Investment Law and is able to benefit from a reduced tax rate of approximately 9% as of the beginning of 2014 (scheduled to decrease to 7.5% for 2017 and thereafter), subject to the fulfillment of the terms and conditions of the law and the Preferred Enterprise Ruling. The following are the main terms and conditions of the Preferred Enterprise Ruling:
•
MVT is required to add 50 new manufacturing and research and development employees in each of the tax years of 2014, 2015 and 2016, and it is further required to continue employing such additional employees for the tax years until 2018. Failure to meet this term will affect the effective tax rate in a ratio related to the number of non-recruited and non-retained employees.

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

•
The Preferred Enterprise Ruling will become void in the event that MVT changes its field of activities or business model or significantly reduces the volume of its development activity, unless otherwise determined by the ITA.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.
Reorganization
Prior to our IPO in August 2014, we reorganized our internal corporate structure, and all of our intellectual property, formerly owned by our Cypriot subsidiary, was transferred to MVT. In connection with this reorganization, we received a tax ruling from the ITA in July 2014 (“Reorganization Ruling”) providing that, among other matters, the reorganization would not trigger any tax in Israel and would not violate any of the Israeli tax covenants to which MVT and its shareholder are bound pursuant to a previous tax ruling. Furthermore, according to the Reorganization Ruling, the transfer of the intellectual property to MVT does not trigger tax effects in Israel in accordance with section 104B(f) of the Israeli Income Tax Ordinance (New version), 5721 – 1961 (the “Ordinance”), subject to compliance with the terms of such section and the regulations promulgated thereunder (including certain limitations on the transferability of the shares of MVT and the Cypriot subsidiary). Under the Reorganization Ruling, transfer of the intellectual property to any third party will be subject to ITA approval. We also received opinions from Cyprus counsel and Dutch counsel that the reorganization should not result in tax liabilities under the laws of Cyprus or The Netherlands although there can be no assurance that the relevant tax authorities might determine that such taxes are not owed. In addition, prior to our IPO, we took the necessary steps, including shareholder approval, to transfer all tangible assets and all liabilities of our Cypriot subsidiary to MVT, as well as to transfer the effective management of Mobileye N.V. and the management and control of our Cypriot subsidiary to Israel in order for these entities to become Israeli tax residents. The Reorganization Ruling contains additional conditions, including relating to cancellation of losses and cost basis, limitations on use of losses, credits, deductions and exemptions. See “— Taxes on Income — Tax Regime Under the 2011 Amendment (“Preferred Enterprise”).”
Segment Information
We manage the Company and its subsidiaries on the basis of two reportable segments. The OEM segment supplies the proprietary software algorithms and EyeQ® chip that are the core technology of the complete ADAS to the Tier 1 companies that are the system integrators for the automotive industry. Except for limited direct sales of testing equipment to OEMs, our direct customer is the Tier 1 company with which we have a contractual relationship and which is responsible for paying us for our products. Because of the complex nature of our product and the need to develop, validate and integrate the product into the OEM’s overall ADAS system, we also have strong direct relationships with the OEMs. In the AM segment, we sell a complete system, which includes our proprietary software algorithms and EyeQ® chip as well as the camera and other necessary components. The complete system offers a variety of ADAS functions to end customers including commercial fleet owners, new vehicle dealers and importers. We generate sales in the AM segment either directly or through distributors. For a discussion of our major customers, see Note 11 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.
Our revenues in the OEM segment increased by 36% in the year ended December 31, 2016 from the year ended December 31, 2015, and increased by 66% in the year ended December 31, 2015, from the year ended December 31, 2014. Our revenues in the AM segment increased by 113% in the year ended December 31, 2016, from the year ended December 31, 2015, and increased by 77% in the year ended December 31, 2015, from the year ended December 31, 2014.
The most material operating expenses in the OEM segment are research and development expenses, while the most material operating expenses in the AM segment are sales and marketing expenses.

Set forth below is selected information for each of our business segments:
Revenues by Segment
	Year ended December 31,
	2016	2015	2014
	(in thousands)
OEM	$275,938	$202,287	$121,799
AM	$82,224	$38,585	$21,838
Total	$358,162	$240,872	$143,637

Segment Performance*
	Year ended December 31,
	2016	2015	2014
	(in thousands)
OEM	$147,862	$110,509	$56,913
AM	$38,680	$12,199	$5,258
Total	$186,542	$122,708	$62,171

Segment Revenue as Percentage of Total Revenues
	Year ended December 31,
	2016	2015	2014
OEM	77%	84.0%	84.8%
AM	23%	16.0%	15.2%
Total	100%	100.0%	100.0%

Segment Performance as a Percentage of Segment Revenues
	Year ended December 31,
	2016	2015	2014
OEM	53.6%	54.6%	46.7%
AM	47.0%	31.6%	24.1%

*
Segment performance is the segment operating profit excluding share-based compensation.

For more information regarding our segments, including a reconciliation of segment performance to consolidated operating profit, see Note 11 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F.
Our financial results for the periods presented below are not necessarily indicative of the financial results that we may achieve in future periods.
Comparison of Results of Operations for 2016, 2015 and 2014
Revenues
For the year ended December 31, 2016, our total revenue increased by $ 117.3 million to $358.2 million, or 49%, and from $143.7 million to $240.9 million, or 68%, for the year ended December 31, 2015. The principal factors affecting our revenue growth were:
•
OEM — Revenues from OEM sales grew by approximately $73.7 million, or 36%, from 2015 to 2016: (i) approximately 68% of the 2016 OEM growth came from the full-year effect of program launches in 2015; (ii) approximately 33% of the 2016 OEM growth came from the launch of five programs and (iii) a decrease of approximately 1% that came mainly from deliveries under programs that launched prior to 2015.

•
AM — Revenues from aftermarket sales increased by $43.6 million, or 113%, from 2015 to 2016. The increase in 2016 was mainly related to regulatory incentives, mainly in Israel, and increased consumer market awareness. Our AM ASP in 2016 was the same as 2015.

For the year ended December 31, 2015, our total revenue increased by $97.2 million to $240.9 million, or 68%, and from $81.2 million to $143.7 million, or 76.8%, for the year ended December 31, 2014. The principal factors affecting our revenue growth were:
•
OEM — Revenues from OEM sales grew by approximately $80.5 million, or 66%, from 2014 to 2015: (i) approximately 56% of the 2015 OEM growth came from the launch of nine programs, a few of them with significant volume like Audi, GM and HKMC through Tier 1 companies; (ii) approximately 26% of the 2015 OEM growth came from the full year effect of program launches in 2014; and (iii) approximately 18% of the 2015 OEM growth came from increases in deliveries under programs that launched prior to 2014 that included roll-out to more models and an increase in adoption of this technology under old programs that was the result of increased market awareness.

•
AM — Revenues from aftermarket sales increased by $16.7 million, or 76.7%, from 2014 to 2015. The increase in 2015 was mainly related to the first full year of regulatory incentives, mainly in Israel, and increased consumer market awareness. Our AM revenues were also affected by our sales channel mix. Typically, our ASP for sales through distributors is less than the ASP for direct sales. Our AM ASP decreased by 8% from 2014 to 2015, mainly due to channel mix and foreign exchange differences on revenues in New Israeli Shekels.

Major Customers
In the year ended December 31, 2016, two of our Tier 1 customers represented 30% and 15% of our total revenues. In the year ended December 31, 2015, three of our Tier 1 customers represented 31%, 15% and 12% of our total revenues. In the year ended December 31, 2014, three of our Tier 1 customers represented 33%, 23% and 11% of our total revenues. Our sales to any single Tier 1 company typically may cover more than one OEM and more than one production program from any OEM and therefore we view major customers on the OEM level. In 2016, sales through our Tier 1 suppliers to each of four OEMs accounted for more than 10% of our OEM revenues. Below is an analysis of OEM and AM major customers:
•
OEM — Set forth below are OEMs that represented at least 10% of our 2016 OEM revenues during the three years ended December 31, 2016:

•
General Motors represented 22%, 24% and 30% of OEM revenues during 2016, 2015 and 2014, respectively;

•
Nissan represented 14%, 14% and 16% of OEM revenues in 2016, 2015 and 2014, respectively

•
HKMC represented 11%, 11% and less than 10% of OEM revenues in 2016, 2015 and 2014, respectively; and

•
BMW represented 11%, 14% and 14% of OEM revenues in 2016, 2015 and 2014, respectively.

Revenues from each of the above major customers increased in 2016 compared to 2015 in absolute figures, while, for some, the percentage may decrease. This is in line with our expectation that as our business grows, we derive revenues from more OEM customers, and our reliance on any specific OEM should decline. We believe that as we launch more programs with existing and new OEMs in future years, our reliance on any specific OEM should decline.
•
AM — Set forth below are distributors or customers that represented more than 10% of our AM revenues during the three years ended December 31, 2016:

•
Distributor 1 represented 19%, 16% and less than 10% of our AM revenues during 2016, 2015 and 2014, respectively; and

•
Distributor 2 represented 12%, 17% and 14% of our AM revenues during 2016, 2015 and 2014, respectively.

No other direct customer or distributor represented more than 10% of our AM revenues for the year ended December 31, 2016.
We believe that in future years, because of the increase in our revenues, our reliance on any specific distributor should decline significantly.
Cost of Sales
Cost of sales increased during the year ended December 31, 2016, by $25.9 million, or 42%, compared to the year ended December 31, 2015. The increase correlated to the increased sales of our products. As a percentage of revenues, cost of sales represented 24.4% in 2016, a decrease of 1.1% from 2015. Our Gross Profit for the year ended December 31, 2016, was $270.9 million, an increase of 51%, compared to $179.5 million for the year ended December 31, 2015.
•
OEM — Our 2016 OEM Gross Profit was $212.1 million (gross margin of 76.9%), an increase of 39%, compared to $153.0 million (gross margin of 75.6%) for 2015. The increase in Gross Profit resulted from an increase in the volume of products sold and in ASP and a decrease in costs, as well as changes in product mix.

•
AM — Our AM Gross Profit for the year ended December 31, 2016, increased by 122% to $58.8 million (gross margin of 71.5%) compared to $26.5 million (gross margin of 68.7%) for 2015. The increase in Gross Profit resulted from increases in the volume of products sold as well as some successful initiatives to reduce direct costs.

Cost of sales increased during the year ended December 31, 2015, by $24.4 million, or 65.8%, compared to the year ended December 31, 2014. The increase correlated to the increased sales of our products. As a percentage of revenues, cost of sales represented 25.5% in 2015, a decrease of 0.3% from 2014. Our Gross Profit for the year ended December 31, 2015, was $179.5 million, an increase of 68.3%, compared to $106.6 million for the year ended December 31, 2014.
•
OEM — Our 2015 OEM Gross Profit was $153.0 million (gross margin of 75.6%), an increase of 67.2%, compared to $91.5 million (gross margin of 75.1%) for 2014. The increase in Gross Profit resulted from an increase in the volume of products sold as well as changes in product mix.

•
AM — Our AM Gross Profit for the year ended December 31, 2015, increased by 75.3% to $26.5 million (gross margin of 68.7%) compared to $15.1 million (gross margin of 69.2%) for 2014. The increase in Gross Profit resulted from increases in the volume of products sold as well as different channel mix.

Research and Development Expenses, Net
Research and development expenses in all periods are primarily related to our OEM segment.
Research and development expenses, net as a percentage of revenues for the year ended December 31, 2016, remains flat compared to the year ended December 31, 2015. Excluding the effect of share-based compensation, research and development expenses, net as a percentage of revenues for the year ended December 31, 2016, remains flat compared with the year ended December 31, 2015 (14.8% compared to 14.7%).
•
Gross research and development expenses increased by $22.8 million, or 41%, to $78.8 million for 2016. The increase in 2016 was mainly due to increased headcount and share-based compensation to support and contribute to the substantially expanded business opportunities for higher levels of autonomous driving on all three elements – Sensing, REM and Driving Policy, share-based compensation, expenses incurred for EyeQ4® and EyeQ5® development, increase in quality assurance activity by our subcontractor in Sri Lanka and depreciation of IT hardware needed to accommodate our validation dataset.

•
NRE reimbursement, which offsets our gross research and development expenses, increased by $0.9 million in the year ended December 31, 2016. In general, NRE reimbursement derives from specific development programs with OEMs and varies based on the length and cost of the specific development program.

•
As a result, research and development expenses, net increased by $21.9 million, or 50%, to $65.3 million for 2016 compared to $43.4 million for 2015.

Research and development expenses, net as a percentage of revenues decreased to 18.0% for the year ended December 31, 2015, compared to 25.7% for the year ended December 31, 2014, primarily due to the increase in our revenues.
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

Sales and Marketing Expenses
Sales and marketing expenses as a percentage of revenues decreased to 4.9% for the year ended December 31, 2016 compared to 5.3% for the year ended December 31, 2015, primarily due to an increase in our revenues. Sales and marketing expenses increased by $4.6 million, or 35.9%, to $17.4 million for the year ended December 31, 2016 compared to $12.8 million for the year ended December 31, 2015. The increase was mainly due to an increase in headcount, public relations, trade shows and other marketing activities as part of marketing efforts attributable to the AM segment in order to reach potential customers worldwide, including fleets, insurance companies, government agencies and vehicle importers and dealers. Excluding the effect of share-based compensation, sales and marketing expenses increased by $5.2 million for the year ended December 31, 2016.
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
General and Administrative Expenses
General and administrative expenses as a percentage of revenues slightly decreased to 18.8% for the year ended December 31, 2016 compared to 18.9% for the year ended December 31, 2015. The increase of $21.7 million, or 47.7%, to $67.2 million for 2016 compared to $45.5 million for 2015, was mainly due to share-based compensation, primarily to our Founders. General and administrative expenses excluding share-based compensation increased by $4.7 million during 2016, mainly due to legal fees, patent prosecution costs, business travel and increased headcount.
General and administrative expenses as a percentage of revenues decreased to 18.9% for the year ended December 31, 2015, compared to 49.7% for the year ended December 31, 2014. The decrease of $25.9 million, or 36.3%, to $45.5 million for 2015 compared to $71.4 million for 2014, was mainly due to share-based compensation, primarily to our Founders. General and administrative expenses excluding share-based compensation increased by $3.9 million during 2015, mainly due to expenses related to being a public company audit and accounting fees, patent prosecution costs, business travel and increased headcount.

Interest Income
Interest income increased by $2.2 million, or 76.0%, to $5.1 million for the year ended December 31, 2016 compared to $2.9 million for the year ended December 31, 2015. The increase was primarily due to an increased investment in debentures, as well as an increase in marketable securities, short-term deposits and money market funds.
Interest income increased by $1.6 million, or 121.3%, to $2.9 million for the year ended December 31, 2015 compared to $1.3 million for the year ended December 31, 2014. The increase was primarily due to increased investment in debentures, marketable securities, short-term deposits and money-market funds as well as full year effect of proceeds from the IPO on August 1, 2014.
Financial Expenses
Financial expenses were $0.6 million for the year ended December 31, 2016 compared to $0.9 million for the year ended December 31, 2015. The decrease is mainly due to changes in realized gains and losses on sales of financial investments. Financial expenses were $0.9 million for the year ended December 31, 2015 compared to $4.4 million for the year ended December 31, 2014. The 2014 financial expenses resulted from foreign currency losses of  $3.1 million that derive mainly from the devaluation of the New Israeli Shekel against the U.S. dollar.
Taxes on Income
For the year ended December 31, 2016, our tax expenses were $17.1 million compared to tax expenses of  $11.3 million and of  $12.3 million for the years ended December 31, 2015, and 2014, respectively.
The tax rate, as a percentage of our pre-tax income, is significantly affected by our share-based compensation expense, which is mostly a non-deductible expense. The non-deductible share-based compensation expense has increased by $1.6 million for the year ended December 31, 2016 compared to the year ended December 31, 2015, given the increase in total share-based compensation expense. Our pre-tax income, excluding share-based compensation expense, is $191.0 million for the year ended December 31, 2016 compared to $124.7 million for the year ended December 31, 2015. The tax expense (including the tax effect related to share-based expenses), as a percentage of pre-tax income, excluding share-based compensation expense, is 9.3% for the year ended December 31, 2016, compared to 9.5% for the year ended December 31, 2015.
Tax expense for the year ended December 31, 2016 increased by $5.8 million compared to the year ended December 31, 2015. The increase in tax expense is primarily attributable to the increase in taxable income, mainly due to the revenue growth in 2016 which was partially offset by a decrease in uncertain tax position expenses.
The decrease of $1.0 million in tax expense for the year ended December 31, 2015, compared to the year ended December 31, 2014, is attributable mainly to our internal reorganization, which was completed in the third quarter of 2014 (see “— Taxes on Income — Reorganization”), and resulted in (i) a reduced tax rate in the entity where most of the taxable income accumulates (MVT became such main entity with reduced tax rate of 9% while before the reorganization such entity was the Cypriot entity under 12.5% tax rate (see “— Taxes on Income”); and (ii) a decrease in uncertain tax positions expenses primarily with respect to specific uncertain tax positions related to share-based compensation, which does not exist after the reorganization.
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
	Year Ended December 31, 2016	Year Ended December 31, 2015
	(in thousands, except per share data)
Basic and diluted EPS for ordinary shares
Numerator
Net income	$108,370	$68,450
Denominator
Weighted average ordinary shares outstanding
Basic	220,124	217,362
Diluted	238,018	237,857
Net loss per share
Basic	$0.49	$0.31
Diluted	$0.46	$0.29

Immediately prior to our IPO, we completed the Share Recapitalization pursuant to which all of our outstanding classes of shares converted into ordinary shares, none of which has any liquidation preference, on a one-to-one basis as set forth in our articles of association.
Our calculation of earnings (loss) per share has been affected by one factor that cannot recur. Until July 31, 2014, shortly prior to our IPO, our issued share capital was composed of Class A ordinary shares (with no liquidation preference), ordinary shares (with liquidation preference), and Class B, C, D, E, F1 and F2 Shares (with liquidation preferences). Prior to our IPO, the only class of outstanding shares without a liquidation preference was the Class A ordinary shares. Therefore, under U.S. GAAP, earnings per share had to be computed based on the outstanding Class A ordinary shares. While the weighted average number of all of our share capital was 207.2 million (basic and diluted) for 2014, the weighted average number of outstanding Class A ordinary shares was 107.9 million in 2014, for purposes of both the basic and diluted calculation of loss per share.
Because of the foregoing factor, the calculation of earnings (loss) per share resulted in a loss per ordinary share in 2014 of $0.28, calculated as follows:
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
Non-GAAP Financial Measures
We have included in this Annual Report on Form 20-F financial information that has not been prepared in accordance with U.S. GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors as a supplement to U.S. GAAP measures. We believe that these non-GAAP financial measures also provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.
Non-GAAP financial measures should not be considered in isolation from, or considered as an alternative to, operating income (loss), net income (loss), earnings per share or any other measure of financial performance calculated and presented in accordance with U.S. GAAP. Our non-GAAP measures may not be comparable to similarly titled measures of other organizations because other organizations may not calculate non-GAAP measures in the same manner. You are encouraged to evaluate these adjustments and the reason we consider them appropriate.
Non-GAAP Net Income Before Share-Based Compensation
Net Income Before Share-Based Compensation is a non-GAAP measure. To arrive at our Net Income Before Share-Based Compensation, we exclude share-based compensation expense and the applicable income tax effect from our U.S. GAAP net income (loss). We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:
•
We believe that elimination of share-based compensation expense and the applicable income tax effect is appropriate because treatment of this item may vary for reasons unrelated to our overall operating performance;

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

•
Our investor presentations and those of securities analysts include non-GAAP financial measures to evaluate our overall operating performance.

Set forth below is the reconciliation of Net Income Before Share-Based Compensation to Net Income (Loss), the most directly comparable GAAP measure:
	Year ended December 31,
	2016	2015	2014
	(in thousands)
Net Income (Loss)	$108,370	$68,450	$(30,084)
Share-Based Compensation	65,602	44,969	76,853
Tax effect	(647)	(568)	(526)
Net Income Before Share-Based Compensation	$173,325	$112,851	$46,243

Non-GAAP EPS
To arrive at our non-GAAP EPS, we divided the non-GAAP Net Income Before Share-Based Compensation by the sum of the number of our outstanding ordinary shares during the relevant period and the number of ordinary shares resulting from the conversion of all of our outstanding class shares into ordinary shares with no liquidation preferences on a one-to-one basis as set forth in our articles of association. On July 31, 2014, shortly before our IPO, all outstanding class shares were so converted into ordinary shares.
Non-GAAP Free Cash Flow
Free cash flow is a non-GAAP measure, which we define as cash flow from operating activities minus capital expenditures. We believe that this non-GAAP measure is useful to investors in evaluating our liquidity because it reflects the cash that can allow us to pursue business opportunities and fulfill our goals. A limitation of using free cash flow versus the U.S. GAAP measure of net cash provided by operating activities as a means for evaluating us is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement.
Set forth below is the reconciliation of Free Cash Flow to Cash Flow from Operating Activities, the most directly comparable GAAP measure:
	Year ended December 31,
	2016	2015	2014
	(in thousands)
Net cash provided by operating activities	$161,554	$100,854	$56,128
Capital Expenditures	(11,017)	(5,065)	(5,378)
Free Cash Flow	$150,537	$95,789	$50,750

Quarterly Results of Operation
The following table sets forth our unaudited consolidated statement of operations data for each of the eight quarters from January 1, 2015 through December 31, 2016. The unaudited quarterly statement of operations data set forth below have been prepared on a basis consistent with our audited consolidated annual financial statements, and we believe they include all normal recurring adjustments necessary for a fair statement of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our audited consolidated financial statements and notes included elsewhere in this Annual Report on Form 20-F.
	Three months ended
	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sep. 30, 2015	Jun. 30, 2015	Mar. 31, 2015
	(in thousands)
Revenues	$104,581	$94,896	$83,478	$75,207	$71,819	$70,645	$52,827	$45,581
Cost of Revenues	25,071	23,283	20,405	18,548	17,657	18,158	13,570	12,035
Gross Profit	79,510	71,613	63,073	56,659	54,162	52,487	39,257	33,546
Operating Costs and Expenses
Research and Development, net	18,086	17,561	14,633	14,979	11,635	11,526	10,505	9,727
Sales and Marketing	6,034	4,088	3,563	3,731	3,020	2,812	3,483	3,496
General and Administrative	18,704	19,654	14,629	14,254	18,842	10,780	8,230	7,657
Operating Profit (Loss)	36,686	30,310	30,248	23,695	20,665	27,369	17,039	12,666
Net Income (Loss)	$32,600	$26,985	$26,868	$21,917	$18,824	$24,213	$15,275	$10,138

The following table sets forth a reconciliation of Net Income (Loss) Before Share-Based Compensation to Net Income (Loss) by operating expenses for each of the above quarters.
	Three months ended
	Dec. 31, 2016	Sep. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sep. 30, 2015	Jun. 30, 2015	Mar. 31, 2015
	(in thousands)
Net Income (Loss)	$32,600	$26,985	$26,868	$21,917	$18,824	$24,213	$15,275	$10,138
Share-Based Compensation Expense	18,979	19,087	14,431	13,105	17,778	10,716	8,401	8,074
Income tax effect	(198)	(115)	(60)	(274)	(286)	(165)	(53)	(64)
Net Income (Loss) Before
Share-Based Compensation(1)	$51,381	$45,957	$41,239	$34,748	$36,316	$34,764	$23,623	$18,148

(1)
For additional information on Net Income (Loss) Before Share-Based Compensation, see “— Non-GAAP Financial Measures.”

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
Our primary uses of funds have been to increase our headcount across Research and Development, Sales and Marketing and General and Administrative, as well as for capital expenditures related to the increasing size of our validation datasets. Our capital expenditures related mainly to data storage and other computer related equipment, and were $11.4 million, $5.6 million and $5.6 million during 2016, 2015 and 2014, respectively.
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
We believe that our existing cash and cash flows from our operating activities will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate and the timing and extent of operating expenses. From time to time, we expect to evaluate and enter into discussions regarding a wide array of potential strategic transactions, including acquisitions, joint ventures, investments and divestitures.
Cash Flows
The following table sets forth certain statement of cash flows data:
	Year Ended December 31,
	2016	2015	2014
	(in thousands)
Cash flows from operating activities	$161,554	$100,854	$56,128
Cash flows from (used in) investing activities	(44,239)	(296,958)	7,765
Cash flows from financing activities	7,967	8,769	206,515
Exchange rate differences on cash and cash equivalents	22	146	(3,087)
Total increase (decrease) in cash and cash equivalents	$125,304	$(187,189)	$267,321

Cash flows from operating activities increased by $60.7 million to $161.5 million for 2016, from $100.9 million for 2015. Cash flows from operating activities increased by $44.7 million to $100.9 million for 2015, from $56.1 million for 2014. The increase was primarily the effect of cash received as a result of the significant increase in Net Income Before Share-Based Compensation and the applicable income tax effect of $173.3 million and $112.8 million for the years ended December 31, 2016 and 2015, respectively, which was partially offset by a decrease of  $11.8 million resulting primarily from increasing inventory by $14.3 million, trade accounts receivables, net by $19.6 million offset by an increase in accounts payables and accrued expenses by $14.4 million, accrued severance pay by $4.2 million and depreciation expenses of  $4.1 million, in 2016 comparing to a decrease of  $12.0 million in 2015 resulting primarily from increasing inventory by $25.0 million, trade accounts receivables, net by $7.9 million, offset by increase in account payables, accrued expenses and other current liabilities by $15.2 million, accrued severance pay by $2.7 million and depreciation expenses of  $3.3 million.
Cash flows from (used in) investing activities increased by $252.7 million to $44.2 million for 2016, from $(297.0) million for 2015. Cash flows from (used in) investing activities decreased by $304.7 million to $(297.0) million for 2015, from $7.8 million for 2014. The increase in 2016 and the decrease in 2015 was due primarily to purchase of marketable securities, partially offset by proceeds from sales of marketable securities
Cash flows from financing activities decreased by $0.8 million to $8.0 million for 2016, from $8.8 million for 2015. Cash flows from financing activities decreased by $197.7 million to $8.8 million for 2015, from $206.5 million for 2014. The decrease in 2016 was primarily due to a decrease in proceeds from options exercise. The decrease in 2015 was primarily due to our IPO in 2014 and a decrease in proceeds from options exercise.
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
Liability increased by $4.2 million, or 35%, to $16.2 million as of December 31, 2016, from $12.0 million as of December 31, 2015. Liability in respect of Severance pay liability increased by $2.6 million, or 29%, to $12.0 million as of December 31, 2015, from $9.4 million as of December 31, 2014. These increases were mainly due to the increased number of employees together with an increase in the period of service and salary changes.
Quantitative and Qualitative Disclosures about Market Risk
For information regarding the impact of inflation and the impact of foreign currency fluctuations on the company, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Contractual Obligations
A summary of our contractual obligations as of December 31, 2016 is as follows:
	Payments Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in thousands)
Operating leases	24,833	4,037	7,406	6,915	6,475
Purchase commitment	34,510	34,111	399
Severance pay(1)	16,228
Acquisition of land(2)	11,753	11,753
Uncertain tax positions(3)	7,091
Total(3)	94,415	49,901	7,805	6,915	6,475

(1)
Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007, if the employee voluntarily resigns. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset (severance pay fund) on our balance sheet. Of this amount, $3.6 million is unfunded. We are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months. As a result, this amount is not allocated in the above table.

(2)
In July 2015, the Israeli subsidiary entered into several agreements related to acquisition of land in Jerusalem, Israel, which we intend to use for the construction of a new R&D and innovation center that will also host our headquarters. We estimate total cost related to the land acquisition at approximately $12 million. The agreements are subject to various closing conditions, including the receipt of certain regulatory approvals

(3)
In addition, our current and long-term liabilities include $7.1 million related to uncertain tax positions. Due to uncertainties in the timing of the completion of tax audits, the timing of the resolution of these positions is uncertain, and we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months. As a result, this amount is not included in the above table.

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
Inventories
The Inventories (see also Note 5 to our consolidated financial statements) are stated at the lower of cost and net realizable value. Cost of raw materials, purchased products and work in progress is computed using standard cost, which approximates average cost. Cost of finished products, with the addition of subcontracting and overhead costs, is computed using standard cost which approximates average cost. The Company analyzes and adjusts excess and obsolete inventories primarily based on future demand and market conditions. Once written-down, a new lower cost basis for that inventory is established.
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
Revenue Recognition
We recognize revenue related to sales of our products, net of volume discounts, provided that (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured. We generally provide our products to a Tier 1 company for serial production in an OEM’s vehicles pursuant to the Tier 1 company’s standard purchase order and our customary terms and conditions. Delivery occurs upon transfer of title and all risks and rewards of ownership to the customer, which is generally upon shipment. Our standard commercial terms are typically Ex-Works distribution point.
Substantially all of our contracts do not include rights of return or acceptance provisions.
Revenue from sales of products to resellers and distributors occurs upon delivery of products to the resellers and distributors, assuming all other revenue recognition criteria are met. We do not give resellers and distributors any return rights, price protection or other similar rights.
Share-based Compensation
Equity awards granted to employees, officers, consultants and directors are accounted for using the grant date fair value. The fair value of employee stock options is determined based on the Black-Scholes option pricing model, and restricted stock units (“RSUs”) are based on the market value of the underlying shares at the date of grant. The fair value of share-based payment transactions is recognized as an expense over the requisite service period. Until December 31, 2015 we estimated forfeitures based on historical experience and anticipated future conditions. As of January 1, 2016, we elected to recognize forfeitures as they occur, in accordance with the relevant accounting guidance. We elect to recognize compensation expense for awards that have a graded vesting schedule using the accelerated multiple-option approach. Share-based compensation expense is recorded in our consolidated financial statements in cost of sales, research and development expenses, sales and marketing, and general and administrative expenses based on the department to which the related employee reports. Equity awards granted to non-employees are re-measured at each reporting period at fair value until they have vested.

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
The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates, and expected dividends. Through December 31, 2016, our estimates and assumptions were as follows:
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

•
Expected Term.   The expected term of options granted represents the period of time that options granted are expected to be outstanding and is determined based on the contractual life for non-employee service providers and the simplified method for plain vanilla options granted to employees in accordance with ASC 718-10-S99-1 (SAB No. 110), as adequate historical experience is not available to provide a reasonable estimate.

•
Volatility.   Our computation of expected volatility was based on a blend of comparable companies and our stock.

•
Risk-free Rate.   The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options.

•
Dividend Yield.   We have not paid any dividends and do not expect to pay dividends for the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model change significantly, the estimated fair value of share-based compensation for future awards can differ materially compared with the awards granted previously. As we accumulate additional employee option data over time and incorporate trading data related to our ordinary shares for longer period, we may have significantly different estimates of volatilities and expected lives, which could materially impact the valuation of our share-based compensation and the related share-based compensation expense that we will recognize in future periods.

The following table presents the assumptions used to estimate the fair value of options granted during the periods presented. The number of options granted to non-employees was immaterial.
	Year ended December 31,
	2016	2015	2014
Expected term (in years)	3.28 – 6.67	2.16 – 6.95	3.82 – 7.27
Expected volatility	40% – 44%	35% – 53%	36% – 55%
Risk-free rate	0.93% – 1.57%	0.75% – 2.01%	0.7% – 2.17%
Dividend yield	0.0%	0.0%	0.0%
During the years ended December 31, 2016, 2015 and 2014, we recorded share-based compensation expense of  $65.6 million, $45.0 million and $76.9 million, respectively. As of December 31, 2016, we had approximately $99.6 million of unrecognized share-based compensation expense, of which $92.4 million related to non-vested options and $7.2 million related to non-vested RSUs. That cost is expected to be recognized over a weighted-average period of 2.15 years.
Taxes on Income
We account for income taxes in accordance with Accounting Standards Codification (“ASC”) 740, “Income taxes.” Deferred taxes are determined utilizing the assets and liabilities method, which is based on the estimated future tax effects of the differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when those differences reverse. A valuation allowance in respect of deferred tax assets is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the determination of the appropriate valuation allowances, we consider future reversals of existing taxable temporary differences, the most recent projections of future business results, prior earnings history, carryback and carryforward and prudent tax strategies that may enhance the likelihood of realization of a deferred tax asset. Deferred tax liabilities and assets are classified as noncurrent in our consolidated balance sheets.
We did not provide for deferred taxes attributable to dividend distribution out of retained tax-exempt earnings from a “Benefitted Enterprise” plan since such earnings can be recovered tax-free and management considers such retained earnings to be essentially permanent in duration. Income generated under a Preferred Enterprise is not subject to additional taxation to the Company or to MVT upon distribution or complete liquidation. We may incur additional tax liabilities in the event of intercompany dividend distributions by our subsidiaries. Such additional tax liabilities in respect of foreign subsidiaries have not been provided for in our financial statements, as it is our intention to permanently reinvest the foreign subsidiaries’ earnings.
Commencing 2015, MVT elected to measure its taxable income and file its tax return under the Foreign Exchange Regulations, instead of NIS, which allows MVT to calculate its tax liability in U.S. Dollars. The tax expenses, as calculated in U.S. Dollars, are translated into NIS according to the exchange rate at year end.
We follow a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate resolution. Our policy is to include interest and penalties related to unrecognized tax benefits within income tax expense and exchange rate differences within financial income (expenses), net. Such liabilities are classified as long-term, unless the liability is expected to be resolved within twelve months from the balance sheet date.
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

Provision for warranty as of December 31, 2016, 2015, and 2014, was $816 thousand, $558 thousand and $470 thousand, respectively.
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
Recent Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 supersedes the existing revenue recognition guidance and clarifies the principles for recognizing revenue. ASU 2014-09 applies to all contracts with customers and scopes out, inter alia, collaborative arrangements. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.
Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.
In August 2015, the FASB issued an update to ASU 2014-09 deferring the effective date for public entities to annual reporting periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016).
We have been closely monitoring FASB activity related to the new standard and related industry developments and have established a cross-functional implementation team to evaluate its impact. Accordingly, we are reviewing our existing contracts and arrangements with customers and our current accounting policies and practices to identify potential differences that would result from applying the requirements of the new standard. In addition, we are in the process of identifying appropriate changes to our business processes, systems and controls to support recognition and disclosure under the new standard. The implementation team reports the findings and progress of the project to management and the Audit Committee on a frequent basis.
We are still in the process of evaluating the impacts of the new standard. Currently, we anticipate there will be some changes in our revenue recognition practices for transactions that have variable consideration arrangements, where we will need to apply estimates to determine the amount of revenue to recognize before related contingencies are resolved.
In addition, we currently anticipate adopting the new standard at its effective date, i.e., January 1, 2018, using the modified retrospective method, and to present the cumulative adjustment in the financial statements as of that date. We will continue to monitor FASB activity and related industry developments and evaluate the impact of the new standard on our revenue recognition and disclosure policies and practices.
In January 2016, the FASB issued ASU 2016-01, “Financial Instruments — Overall — Recognition and Measurement of Financial Assets and Financial Liabilities.” This new standard requires, among other things, that entities measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value, with changes in fair value recognized in net income. Under ASU 2016-01, entities will no longer be able to recognize unrealized holding gains and losses on equity securities classified today as available for sale in other comprehensive income, and they will no longer be able to use the cost method of accounting for equity securities that do not have readily determinable fair values. This new standard does not change the guidance for classifying and measuring investments in debt securities and loans. ASU 2016-01 is effective for reporting periods beginning after December 15, 2017. We are currently evaluating the effect of the adoption of this ASU on our consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02 “Leases,” which is a comprehensive new lease standard that changes the accounting for leases and includes a requirement to record most leases on the consolidated balance sheet as assets and liabilities. This update is effective for reporting periods beginning after December 15, 2018. Early application is permitted. We are also evaluating the effect of the adoption of this ASU on our consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — credit losses” requiring measurement and recognition of expected credit losses on certain types of financial instruments. It also modifies the impairment model for available for sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. This standard is effective for reporting periods beginning after December 15, 2019. Early application is permitted for reporting periods beginning after December 15, 2018. We are currently evaluating the effect of the adoption of this ASU on our consolidated financial statements.
In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” to address diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. We do not anticipate this standard to have a material effect on our consolidated financial statements.
In November 2016, the FASB issued ASU 2016-18, “Statement of cash flows — restricted cash” requiring that the reconciliation of the beginning of period and end of period amounts shown in the statement of cash flows will include restricted cash and cash equivalents. The ASU also requires to reconcile the amounts presented on the statement of cash flows to the amounts presented on the balance sheet and to disclose the nature of the restrictions. This standard is effective for reporting periods beginning after December 15, 2017. Early application is permitted. The Company is evaluating the impact of this ASU on its consolidated financial statements.
Adoption of New Accounting Standard
In March 2016, the FASB issued ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting.” ASU 2016-09 is aimed at simplifying the accounting for share-based payment transactions. Included in the update are modifications to the accounting for income taxes upon vesting or settlement of awards, employer tax withholding on share-based compensation and financial statements presentation of excess tax benefits. The guidance also provides an accounting policy election to account for forfeitures as they occur. As permitted by ASU 2016-09, we early-adopted this standard in the first quarter of 2016. Upon the adoption of the standard, we elected to recognize forfeitures as they occur in order to determine the expense to be recognized in each period. The standard also requires that we reflect any adjustments as of the beginning of the fiscal year that includes that interim period of adoption. We did not have any adjustment on retained earnings upon the adoption of ASU 2016-09 that relates to income taxes and statutory withholding tax requirements. The adjustment on retained earnings did not have an effect on its cash flow statements presentation.

Item 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management
Set forth below is information concerning the directors and executive officers of the Company as of February 1, 2017. The business address for each of our directors and executive officers is c/o Mobileye N.V., Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 9777513, Israel. See “— Board Practice — Board of Directors — Election, Removal and Suspension of Directors.”
Name	Age	Position
Professor Amnon Shashua(1)(7)	56	Co-founder, Chief Technology Officer, Chairman and Executive Director
Ziv Aviram(1)(7)	58	Co-founder, President, Chief Executive Officer and Executive Director
Ofer Maharshak	46	Chief Financial Officer and Senior Vice President
Gaby Hayon	47	Senior Vice President, Research and Development
Elchanan Rushinek	62	Senior Vice President, Engineering
Itay Gat	51	Senior Vice President of Production Programs
Erez Dagan	39	Senior Vice President of Advanced Development and Strategy
Daniel Galves	46	Chief Communications Officer, Senior Vice President
Eli Barkat(2)(3)(5)(6)	53	Non-executive Director
Eyal Desheh(2)(3)(4)(8)	64	Non-executive Director
Peter Seth Neustadter(2)(3)(4)(8)	68	Non-executive Director and Presiding Director
Tomaso A. Poggio(2)(5)(6)	69	Non-executive Director
Judith Richter(2)(4)(5)(6)	69	Non-executive Director

(1)
Executive director

(2)
Independent director under NYSE rules

(3)
Member of our Audit Committee

(4)
Member of our Compensation Committee

(5)
Member of our Nominating and Corporate Governance Committee

(6)
Term of office expires in 2017

(7)
Term of office expires in 2018

(8)
Term of office expires in 2019

Backgrounds of Executive Officers and Directors
Professor Amnon Shashua is our co-Founder, Chief Technology Officer, Chairman and an executive director, and former Chairman of our supervisory board. Professor Shashua holds the Sachs Chair in computer science at the Hebrew University of Jerusalem. His field of expertise is computer vision and machine learning. He received the MARR Prize Honorable Mention in 2001, the Kaye Innovation Award in 2004 and the Landau Award in Exact Sciences in 2005. He is the co-founder in 2010, Chief Technology Officer and Chairman of OrCam, an Israeli company that recently launched an assistive product for the visually impaired based on advanced computerized visual interpretation capabilities.
Ziv Aviram is our co-Founder, President, Chief Executive Officer and an executive director. Mr. Aviram is also co-founder in 2010, President and Chief Executive Officer of OrCam. Prior to founding Mobileye, he was the chief executive officer of three private Israeli companies, all leaders in their fields

(Keter — Retail Chain, Gali — Retail Chain, Attrakzia). In all three cases, Mr. Aviram led the companies from loss to profit by restructuring the organization appropriately. He earned a B.A. in Industrial Engineering and Management from Ben-Gurion University in 1984.
Ofer Maharshak is our Chief Financial Officer and Senior Vice President. Prior to joining Mobileye in 2007, Mr. Maharshak served as Corporate Finance Manager (FP&A) at Lipman Electronics Engineering, Director of Finance at Atrica Inc., Corporate Controller for Printlife and a manager at Ernst & Young Israel. Mr. Maharshak holds a Bachelor’s degree in Business from the College of Management in Israel with a specialty in accounting and is a licensed CPA in Israel.
Gaby Hayon is our Senior Vice President of Research and Development. Dr. Hayon joined Mobileye in August 1999 after working at Applied Materials in the wafer inspection division, where he developed algorithms for vision and image processing applications. Dr. Hayon received his Ph.D. from the Center of Neural Computation of the Hebrew University, where his research concerned theoretical exploration of temporal correlation-based approaches for neural networks. He holds a M.Sc. in Physics from the Weitzman Institute of Science, where he performed theoretical work in field theory, and a B.Sc. in Physics from the Technion — Israel Institute of Technology.
Elchanan Rushinek is our Senior Vice President of Engineering and is heading the development of Mobileye’s Computing Vision SoC EyeQ® product line. Mr. Rushinek joined Mobileye in November 2000. Mr. Rushinek has 20 years of experience in the very large scale integrated (VSLI) circuits area. Mr. Rushinek started as a VLSI designer at Intel Israel and was involved in the design of the first 10 Mbit Ethernet controller product. In 1983, Mr. Rushinek joined Motorola Semiconductor Israel and led the VLSI design of Motorola’s first Digital Signal Processor product. In 1987 he managed Motorola’s Semiconductor Israel VLSI DSP design group, which designed products based on 56000 DSP cores, as well as the new DSP56300 DSP core and products. Mr. Rushinek also managed the Motorola Wireless Handset Baseband’s System On Chip VLSI design group.
Itay Gat is our Senior Vice President of Production Programs. Dr. Gat graduated from the Israeli military Talpiyot program and later served in the Israeli Defense Force (IDF) research and development corps. Prior to joining Mobileye in October 2003, Dr. Gat worked at Comverse, Inc. (NASDAQ:CMVT) as a researcher in the field of speech processing and at Compugen, Inc. (NASDAQ:CGEN), where he led several basic research groups, primarily in the computational medicine area. Dr. Gat received his Ph.D. from the Institute of Computer Science of the Hebrew University, focusing on the analysis of cortical activity, and utilized tools from the domain of machine learning.
Erez Dagan is our Senior VP Advanced Development and Strategy. Mr. Dagan joined Mobileye in 2003 as a student of the “Engineering, Intelligent Systems” program of the Hebrew University of Jerusalem. Throughout his years at Mobileye, Mr. Dagan has led Mobileye’s large scale algorithmic R&D processes and IP capturing in the field of object detection, as well as managing the suite of associated ADAS products, including Autonomous Emergency Braking and Monocular Adaptive Cruise Control. Mr. Dagan holds a B.Sc in computer science from the Hebrew University and an MBA from IDC, Herzliya.
Daniel Galves is our Chief Communications Officer and Senior Vice President. Prior to joining Mobileye in May 2016, Mr. Galves served as Lead Automotive Research Analyst at Credit Suisse Group from 2014 to 2016, Research Associate at Deutsche Bank AG from 2007 to 2014 and Finance Manager at General Motors Company from 2000 to 2007. Mr. Galves received a Master’s degree in Business Administration from the University of South Carolina in 2000 and a Bachelor’s degree in Political Science from the University of North Carolina in 1992.
Eli Barkat was elected to our board of directors as a non-executive director effective July 2014, immediately prior to our IPO. In 1988, Mr. Barkat co-founded BRM Group (formerly BRM Technologies), which is a private investment fund that invests in high-tech and financial markets. Mr. Barkat serves as Chairman of BRM Group, Chairman of MEITAV-DS Investments, Ltd. and as a director of GigaSpaces Technologies Playscape, Logdog and Nsof. Mr. Barkat holds a B.Sc. in Computer Science and Mathematics from the Hebrew University.
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
B.   Compensation
Compensation of Non-Executive Directors
Our general meeting of shareholders, acting pursuant to a proposal by our board of directors, determines the compensation of our non-executive directors. In July 2014, our general meeting of shareholders adopted a resolution approving annual compensation to our non-executive directors of  $50,000 in cash and a grant of options for 50,000 shares at the IPO price. For the year ended December 31, 2016, we recognized total compensation (including share-based compensation) of  $23 thousand to Mr. Desheh and $350 thousand to each of the other non-executive directors.

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
For the year ended December 31, 2016, our executive officers, including our Founders, received aggregate cash compensation of $1.9 million. In addition, in 2016, we granted share options exercisable for an aggregate of 4,307,400 ordinary shares to our executive officers, including our Founders, at an average exercise price of  $46.43 per share, which are subject to graded vesting over a period of four to five years, and 5,577 RSUs, which are subject to immediate vesting. See also “— Employment Agreements” and “— Beneficial Ownership of Executive Officers and Directors — Option Plan.” As of December 31, 2016, $0.6 million was reserved for car allowances, pensions, retirement, recreation payments and vacation or similar benefits for our directors and executive officers.
The following table presents all compensation we paid to our executive directors for the year ended December 31, 2016. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.
	Salaries, fees, commissions and bonuses	Pension, retirement, options and other similar benefits(1)
	(U.S. dollars in thousands)	(U.S. dollars in thousands)
Professor Amnon Shashua	$125	$24,084
Ziv Aviram	$125	$24,171

(1)
Substantially all of these amounts reflect expenses recorded with respect to 7,650,000 options granted to our Founders in previous years at an exercise price of  $6.98 with a fair value of  $5.59 per share on the grant date, 4,400,000 options granted to our Founders in 2015 at an exercise price of $57.58 with a fair value of $13.94 per share on the grant date and 4,000,000 options granted to our Founders in 2016 at an exercise price of  $46.88 with a fair value of  $17.15. The fair value on the grant date is computed in accordance with ASC 718. These amounts do not reflect the actual economic value realized by the executive director.

Employment Agreements
Professor Shashua and Mr. Aviram have employment agreements with MVT with a term of five years beginning August 1, 2014. Nevertheless, these agreements are terminable by either party on two months’ prior notice, including during the five-year term, except under the circumstances described below. Pursuant to his agreement, Professor Shashua is permitted to spend up to 50 hours per month on teaching and graduate student supervision at the Hebrew University and on business activities unrelated to us, such as OrCam, so long as such activities do not involve companies in businesses substantially similar to our business. Pursuant to his agreement, Mr. Aviram will be permitted to spend up to 20 hours per month on business activities unrelated to us, such as OrCam, so long as such activities do not involve companies in businesses substantially similar to our business. The agreements provide for termination for “cause,” which is defined as (i) material failure to carry out or comply with any lawful and reasonable directive of our board of directors consistent with the terms of the agreement, or willful failure to substantially perform the employee’s duties and responsibilities under the agreement that, in either case, is not promptly remedied within 30 days after we give written notice specifying such failure or breach; and (ii) conviction for a felony, which conviction is not subject to any further right of appeal. If either Professor Shashua’s or Mr. Aviram’s employment is terminated (either by the Company or by him in circumstances of a Deemed Dismissal (as defined in the agreement)) as a result of a Change of Control, he will be entitled to receive his monthly compensation for the greater of: (i) a period of 12 months following such date of termination; or (ii) the remaining period from the date of termination until the expiration of the initial term of the agreement. For purposes of the agreements, “Change of Control” means the sale of all or substantially all of the assets of MVT or Mobileye N.V.; any merger, consolidation or acquisition of MVT or Mobileye N.V. with, by or into another corporation, entity or person; or any change in the ownership of more than 50% of the voting capital stock of MVT or Mobileye N.V. in one or more related transactions, in each case excluding any such transaction entered into primarily for the purpose of an internal reorganization and which does not result in any material change in the ultimate beneficial ownership of MVT or Mobileye N.V. In addition, if the employment of either Professor Shashua or Mr. Aviram is terminated for any reason other than cause, all his unvested options shall vest and be immediately exercisable. Each of Professor Shashua and Mr. Aviram has also agreed to customary non-competition and non-solicitation provisions during the term of the agreements and for 18 months after termination of their employment for any reason. The agreements are governed by Israeli law.
Mr. Ofer Maharshak has an employment agreement with us with a term of three years beginning August 1, 2014. Nevertheless, this agreement is terminable by either party on two months’ prior notice, including during the three-year term, except under the circumstances described below. Pursuant to his agreement, Mr. Maharshak is required to devote his full business time and attention to us; provided that Mr. Maharshak is permitted to spend up to 10 hours per month on business activities unrelated to us, so long as such activities do not involve companies in businesses substantially similar to our business. The agreement provides for termination for “cause,” which is defined as (i) material failure to carry out or comply with any lawful and reasonable directive of our board of directors consistent with the terms of the agreement, or willful failure to substantially perform Mr. Maharshak’s duties and responsibilities under the agreement that, in either case, is not promptly remedied within 30 days after we give written notice specifying such failure or breach; and (ii) conviction for a felony, which conviction is not subject to any further right of appeal. If Mr. Maharshak’s employment is terminated (either by the Company or by him in circumstances of a Deemed Dismissal (as defined)) as a result of a Change of Control (as defined above), he will be entitled to receive his monthly compensation for the greater of: (i) a period of six months following such date of termination; or (ii) the remaining period from the date of termination until the expiration of the initial term of the agreement. In addition, if Mr. Maharshak’s employment is terminated for any reason other than cause, all his unvested options shall vest and be immediately exercisable. Mr. Maharshak has also agreed to customary non-competition and non-solicitation provisions during the term of the agreement and for 12 months after termination. The agreement is governed by Israeli law.
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
Dutch Corporate Governance Code
Dutch listed companies are encouraged to comply with the provisions of the Dutch Code. However, companies may elect not to comply with some or all of the provisions of the Dutch Code, provided that such non-compliance, and the reasons for the non-compliance, are disclosed in the company’s annual report included as part of its Dutch statutory accounts. Most of the provisions of the Dutch Code are identical to, or substantially the same as, provisions applicable to publicly traded U.S. companies, and we intend to comply with those provisions of the Dutch Code. Other provisions of the Dutch Code, however, are contrary to customary market practice in the United States or are otherwise, in our judgment, inappropriate. The most material provisions of the Dutch Code with which we do not comply are the following:
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

•
The Dutch Code provides that options granted to directors may not be exercised during the first three years following the date of grant, and that restricted shares held by directors may not vest within the first five years following the date of grant. However, we believe that exercisability of options during the first three years following the date of grant, and vesting of restricted shares within the first five years following the date of grant, are appropriate in view of the objectives of our equity incentive plan, in particular our goal of aligning the interests of directors and shareholders and our need to attract skillful and experienced directors in a competitive international environment.

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

•
The Dutch Code provides that an executive director may not serve as a non-executive director of more than two listed companies. We expect generally to comply with this provision. However, we reserve the right to allow our executive directors to serve on additional boards as non-executive members where appropriate, under the circumstances and where approved in advance by our Nominating and Corporate Governance Committee. An exception to this provision of the Dutch Code could, for example, be appropriate where we might realize benefits from business opportunities that could arise from our executive directors’ service as a non-executive director of another listed company.

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

In making decisions, our board of directors is required by Dutch law to take into account not only the interests of shareholders, but also of all other persons having an interest in us, including employees, creditors and persons with whom we have business dealings.
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
Approximately one-third of our board of directors will be elected annually. Directors will generally be elected for a three-year term expiring at the end of the annual general meeting of shareholders held in the third year following their election. The terms of office of Messrs. Tomaso Poggio, Eli Barkat and Dr. Judith Richter will expire at the end of our annual general meeting of shareholders held in 2017, while the terms of office of Messrs. Shashua and Aviram will expire at the end of our annual general meeting of shareholders held in 2018 and the terms of office of Messrs. Desheh and Neustadter will expire at the end of our annual general meeting of shareholders held in 2019. Upon any increase or decrease in the number of directors, or in the case of an election of a new director to fill a vacancy created by a director not completing his or her term of office, the newly elected board member may be elected for a shorter or longer term of office than three years, so as to ensure that the terms of office of approximately one-third of the entire number of directors expire each year.
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
Approval of Transactions with Related Parties
The approval of the Audit Committee is required for specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Related Party Transaction Policy” and “Item 10. Additional Information — Memorandum and Articles of Association —

Conflict-of-Interest Transactions.” Under Dutch law, any member of the Audit Committee who himself has a conflict of interest with respect to the matter as to which approval is being sought must refrain from participating in the decision-making process concerning, or casting any vote with respect to, any resolution relating to that matter.
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

•
to review, and recommend for approval by our board of directors and general meeting of shareholders, the compensation of our non-executive directors;

•
to review and recommend for approval by our board of directors, reimbursement policies for our non-executive directors.

•
to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters and separation packages; and

•
to provide regular reports to our board of directors and take such other actions as are necessary and consistent with our articles of association.

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
Insofar as indemnification of liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to members of our board of directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
D.   Employees
As of December 31, 2016, we employed an aggregate of 663 full-time-equivalent employees, including 473 full-time-equivalent employees engaged in research and development, primarily in Israel, 71 full time-equivalent employees in general management, administration and finance, 90 full time-equivalent employees in sales and marketing and 29 full time-equivalent employees in operations, manufacturing and quality assurance. We also have approximately 1,000 full time-equivalent personnel in quality assurance employed by an exclusive subcontractor in Sri Lanka.
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

E.   Beneficial Ownership of Executive Officers and Directors
The following table sets forth information regarding the beneficial ownership of our outstanding 221,755,414 ordinary shares as of January 31, 2017 of each of our directors and executive officers individually and as a group (ordinary shares subject to options exercisable within 60 days of March 31, 2017).
	Number of Shares Beneficially Held	Percent of Class
Executive officers and directors
Prof. Amnon Shashua(1)	16,775,895	7.57%
Ziv Aviram(2)	15,334,830	6.92%
Ofer Maharshak	107,900	*
Gaby Hayon	135,409	*
Elchanan Rushinek	—	—
Itay Gat	177,732	*
Erez Dagan	21,500	*
Daniel Galves	5,577	*
Eli Barkat	20,000	*
Eyal Desheh	100,000	*
Peter Seth Neustadter(3)	80,191	*
Prof. Tomaso A. Poggio	20,000	*
Judith Richter	20,000	*
All executive officers and directors as a group (12 persons)(4)	32,799,034	14.79%

*
Represents beneficial ownership or holdings of less than 0.1% of the outstanding ordinary shares.

(1)
Includes 7,916,895 ordinary shares subject to options exercisable within 60 days of March 31, 2017 and 3,466,000 unvested options.

(2)
Includes 6,725,830 ordinary shares subject to options exercisable within 60 days of March 31, 2017 and 3,466,000 unvested options.

(3)
Includes 35,000 unvested options. Mr. Neustadter shares voting and dispositive power with respect to 3,100 of these shares.

(4)
See Notes (1) through (3) above.

Equity Incentive Plans
We have two equity compensation plans whereby equity awards may be granted to employees and non-employee service providers.
•
Our 2003 Share Option Plan (the “2003 Plan”) provides only for the grant of stock options. In May 2014, our supervisory board increased the pool of options to be available under the 2003 Plan to up to 18% of the issued and outstanding shares of the Company. As of December 31, 2016, options to purchase approximately 19.6 million ordinary shares were outstanding under the 2003 Plan, of which options to purchase 18.2 million ordinary shares were vested as of that date, and all such outstanding options had a weighted average exercise price of $6.37 per share. The Company does not expect to grant additional options under the 2003 Plan.

•
In December 2014, our board of directors approved the 2014 Equity Incentive Plan (the “2014 Plan”), which provides for grants of stock options, restricted shares and RSUs, and became effective in January 2015. The maximum number of shares issuable pursuant to the 2014 Plan is 11.8 million. Through December 31, 2014, only options to acquire ordinary shares were issued pursuant to our plans. As of December 31, 2016, options to purchase approximately 9.3 million ordinary shares were outstanding under the 2014 Plan, of which options to purchase 1.6 million ordinary shares were vested as of that date, and all such outstanding options had a weighted average exercise price of  $51.06 per share. As of December 31, 2016, 326,287 RSUs were outstanding under the 2014 Plan, and all such outstanding RSUs had a weighted average grant date fair value of $40.01.
The total number of shares available under both the 2003 Plan and the 2014 Plan may not exceed 38,619,123.
Under Dutch law, our equity award plans do not require shareholder approval. However, all grants of equity-based compensation to executive and non-executive directors must be approved by our general meeting of shareholders. In July 2014, our general meeting of shareholders adopted a resolution giving our board of directors the power to grant equity-based compensation from time to time to our directors, up to the maximum number of shares available for grant under our present and future equity incentive plans as in effect from time to time.
2003 Share Option Plan.   Our 2003 Plan was approved and adopted by our supervisory board in January 2004. In December 2013, the supervisory board extended the original ten-year term of the 2003 Plan by another ten years so that it will expire in January 2024. There is also an Israeli Appendix for option holders who are residents of Israel. The 2003 Plan provides for the grant of options to our and our subsidiaries’ directors, employees, officers, advisors and consultants. In connection with the extension of the 2003 Plan in December 2013, all then outstanding 6,136,175 options that were scheduled to expire before December 31, 2014, had their terms extended until December 31, 2016.
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

2014 Equity Incentive Plan.   Our 2014 Plan was approved by our board of directors in December 2014 and became effective in January 2015. The 2014 Plan also includes an Israeli Appendix for grantees who are residents of Israel, and, as of the annual general meeting of 2016, Appendix B was added to the 2014 Plan for grantees who are residents of the USA. The 2014 Plan will remain in effect until suspended or terminated by our board of directors.
The 2014 Plan is administered by our board of directors or our Compensation Committee, which determines, subject to Israeli and Dutch law, the grantees of awards and various terms of the grant. The 2014 Plan authorizes grants of options, restricted shares and restricted share units.
Options granted under the 2014 Plan will be exercisable at such times and under such conditions as are determined by our board of directors or Compensation Committee. Unless a shorter term is set by our board of directors or Compensation Committee with respect to a specific award, options will expire seven years from the grant date. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options issued under the 2014 Plan terminate on the date of such termination. If a grantee’s employment or service terminates due to death or disability, the grantee’s vested options may be exercised by him or her, or by his or her estate (as the case may be), for 12 months following death or disability (but not later than the end of the expiration term as set in the award agreement). If a grantee’s service or other relationship to our company terminates for any other reason, the grantee may exercise his or her vested options within 30 days after the date of such termination (or such different period as our Compensation Committee shall prescribe), unless earlier terminated in accordance with an agreement between the Company and the grantee. In addition to the shares reserved under the 2014 Plan, any options granted under the 2014 Plan that are terminated or forfeited for any reason without having been exercised return to the pool under the 2014 Plan and enlarge the reserved shares under the 2014 Plan.
Under the 2014 Plan, the award agreements for the grant of restricted shares will specify the number of shares, vesting conditions, if any, and other restrictions, if any, on the restricted shares. Other restrictions could include those based upon continued employment or service and the achievement of specific performance objectives. We may elect to have the restricted shares held through an escrow agent until all restrictions, if any, have lapsed. Upon the issuance of restricted shares, the award recipient must pay us in cash an amount equal to not less than the aggregate nominal value of the ordinary shares being issued. Generally, restricted shares may not be sold, transferred, pledged, assigned or otherwise alienated until the end of the applicable vesting period, if any. Unless otherwise provided by the board of directors or the Compensation Committee, the award recipient is entitled to full voting rights and to receive all dividends and other distributions paid with respect to the restricted shares (with such dividends and distributions subject to the same restrictions on transferability and forfeiture as the relevant restricted shares, unless otherwise provided in the award agreement).
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
The Israeli Appendix to the 2014 Plan provides for granting options, restricted shares and restricted share units in compliance with Section 102 of the Ordinance, which affords our Israeli officers, employees and directors with beneficial tax treatment (non-employees — such as service providers, consultants and advisers — and controlling shareholders may be granted awards only under another section of the Ordinance, which does not provide for similar tax benefits). Our board of directors has elected the capital gains track under Section 102 for the grant of awards to Israeli grantees under the 2014 Plan. Awards under the capital gains track of Section 102 of the Ordinance, as well as the shares issued upon exercise of those awards and other shares received subsequently following any realization of rights with respect to such awards (such as a result of a share dividend or share split), must be held by a trustee for the benefit of the relevant employee, director or officer for at least 24 months after the date of grant. The voting rights of any shares held by the trustee under Section 102 remain with the trustee. If an award and the resulting shares are held by the trustee for the minimum required period, the employees and directors are entitled to defer any taxable event with respect to the award until the earlier of  (i) the transfer of the securities from the trustee to the officer, employee or director and (ii) the sale of the securities to a third party. In addition, subject to the fulfillment of the conditions of Section 102, gains realized from the sale of shares issued pursuant to the 2014 Plan will generally be taxed at the capital gains rate of 25%. To the extent that the market price of the shares at the time of grant exceeds the exercise price of the award or if the conditions of Section 102 are not met, tax will be payable at the time of sale at the marginal income tax rate applicable to the employee or director (up to 50% in 2016). We are not entitled to recognize a deduction for Israeli tax purposes on the capital gain recognized by the award holder upon the sale of shares pursuant to Section 102. Recipients of grants under the Israeli Appendix to the 2014 Plan can receive only shares and not cash.
Appendix B authorizes the grant under the 2014 Plan to certain employees of the Company of options intended to qualify as ISOs for purposes of United States tax law. Only employees of the Company and its affiliates who are subject to income taxation by the United States are eligible to receive grants of ISOs under Appendix B, in the sole and absolute discretion of the Compensation Committee. As provided generally in the 2014 Plan, no ISO may have a term of more than seven years from the date of grant. In addition, ISOs granted to owners of 10% or more of the Company’s issued and outstanding shares, as determined in accordance with relevant attribution rules of the Code (a “10% Owner”), may not have a term in excess of five years from the date of grant. The exercise price per share for ISOs granted under Appendix B may generally not be less than the fair market value of the Company’s shares as of the date of grant, based on such shares’ trading price on the date of grant. Furthermore, the exercise price per share of any ISO granted to a 10% Owner may generally not be less than 110% of the fair market value of the Company’s shares as of the date of grant. ISOs will vest in accordance with the terms of the relevant award agreement granting the ISO, subject to the general provisions of the 2014 Plan relating to vesting.
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

(ii)
A change in our effective control which occurs on the date that a majority of the members of our board of directors is replaced during any 12-month period by directors whose election is not endorsed by a majority of the members of our board of directors prior to the date of the election; or

(iii)
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

Item 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our 221,755,414 outstanding ordinary shares as of January 31, 2017, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is based on publicly available information.
	Number of Shares Beneficially Held	Percent of Class
5% shareholders
Wellington Group Holdings LLP	13,082,227	5.9%
Other shareholders
B.   Related-Party Transactions
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
Indemnification Agreement
See “Item 6. Directors, Senior Management and Employees — Board Practices — Indemnification, Exculpation and Insurance.”

Relationship with OrCam Technologies Ltd.
In 2010, Professor Shashua and Mr. Aviram co-founded OrCam Technologies Ltd., an Israeli company that is developing artificial vision technology for the visually impaired and for other purposes. Professor Shashua is the Chairman of the Board and Chief Technology Officer, and Mr. Aviram is the President and Chief Executive Officer, of OrCam. Under their employment agreements with us, each of them has the right to spend a limited amount of time on other ventures, including OrCam. Other than Professor Shashua and Mr. Aviram and a sales and marketing person, Mobileye and OrCam do not share any employees.
We sublease space in our Jerusalem facility to OrCam under a sublease agreement. The sublease agreement has been amended to increase the size of leased space, and we expect additional amendments from time to time in the future. Each amendment has been approved by our Audit Committee in accordance with our Related Party Transaction Policy (described below). OrCam currently subleases 1,285 square meters (approximately 13,830 square feet) from us at our Jerusalem facility for monthly rent of  $29 per square meter inclusive of management and maintenance fees and payment by OrCam of certain other obligations, including insurance and municipal taxes. The current lease term expires on August 1, 2017, with automatic one-year renewals, provided that OrCam satisfies the renewal requirements. We believe the sublease terms are comparable to those that would have been reached in an arm’s-length negotiation.
Equity Award Plans
See “Item 6. Directors, Senior Management and Employees — Board Practices — Equity Award Plan.”
Related-Party Transaction Policy
Our board of directors has adopted certain written policies and procedures with respect to related-party transactions. These policies and procedures require that certain transactions (other than transactions involving compensation) between us and any of our directors, executive officers or beneficial holders of more than 5% of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals, may be consummated only when we determine that the transaction is in, or is not inconsistent with, the best interests of our company and its stakeholders, including situations where we may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party. Whether a proposed transaction is on comparable terms to those available from an unrelated third party may be determined by, among other means, gathering publicly available information about the terms offered by third parties in similar transactions, soliciting offers from third parties or engaging independent experts to evaluate the terms offered by the related party.
Our policies and procedures with respect to related-party transactions also apply to certain charitable contributions by us or our executive directors and executive officers and to the hiring of any members of the immediate family of any of our directors or executive officers as our permanent full-time employees. Approval or ratification of any transaction that requires approval or ratification under our policies concerning related-party transactions must be obtained from our board of directors by a majority vote of the disinterested members thereof. A related-party transaction can also be approved by a majority vote of the disinterested members of our Audit Committee.
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

Copies of our policies and procedures concerning related-party transactions are posted on our website at www.mobileye.com under the Investor Relations section. The inclusion of our website address in this Annual Report on Form 20-F does not include or incorporate by reference the information on our website into this Annual Report on Form 20-F.
Transactions entered into prior to our IPO were not subject to any of the policies and procedures above.
C.   Interests of Experts and Counsel
Not applicable.
Item 8.
FINANCIAL INFORMATION

A.   Consolidated Statements and other Financial Information
See Item 18.
Legal Proceedings
We are from time to time involved in actions, claims, suits and other proceedings incidental to our business, including those arising out of breach of contracts, competition, intellectual property matters, personal injury claims and employment-related matters. In April 2016, a complaint was filed against us and our U.S. subsidiary in the United States by an individual alleging that certain of our aftermarket products infringe one patent and seeking injunctive relief and unspecified monetary damages. In August 2016 the plaintiff voluntarily filed a dismissal of the claim without prejudice. With respect to warranty matters, although we cannot ensure that the future costs of warranty claims by customers will not be material, we believe our established reserves are adequate to cover potential warranty settlements. However, the final amounts required to resolve these matters could differ materially from our recorded estimates.
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
	U.S.$
	Price Per Ordinary Share
	High	Low
Annual:
2016	$49.66	$24.54
2015	64.14	33.66
2014 (from August 1, 2014)	57.70	32.15
Quarterly:
First Quarter 2017 (through February 28, 2017)	48.14	39.86
Fourth Quarter 2016	42.05	34.14
Third Quarter 2016	49.66	41.32
Second Quarter 2016	46.14	34.86
First Quarter 2016	39.94	24.54
Fourth Quarter 2015	49.91	39.51
Third Quarter 2015	64.14	42.50
Second Quarter 2015	55.41	40.46
First Quarter 2015	49.99	33.66
Fourth Quarter 2014	57.70	39.70
Third Quarter 2014 (from August 1, 2014)	56.60	32.15
Monthly:
February 2017	48.14	42.42
January 2017	44.07	39.86
December 2016	38.44	34.14
November 2016	39.77	36.89
October 2016	42.05	36.80
As of December 31, 2016, we had 822 holders of record of our ordinary shares.
B.   Plan of Distribution
Not applicable.
C.   Markets
Our ordinary shares were listed on the NYSE on August 1, 2014, under the symbol “MBLY.”
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
Issuance of Shares
Our board of directors has the authority to resolve to issue shares, and to grant options, warrants or other rights to acquire shares, and to determine the price and further terms and conditions of such issuances of shares, warrants, options or other rights, if and insofar as our board of directors has been designated by our general meeting of shareholders as the authorized corporate body for this purpose. Such designation will only be valid for a specific period of no more than five years and may from time to time be extended for an additional period of not more than five years. In July 2014, our general meeting of shareholders authorized our board of directors, for a period of five years ending July 10, 2019, to issue shares and to grant options, warrants and other rights to acquire shares. We may also request that our shareholders, at each annual shareholders meeting held in the future, adopt a resolution further delegating the power to issue shares, and grant options, warrants and other rights to acquire shares, to our board of directors for a period of five years following the date of each such annual meeting. A separate resolution for the issuance of shares is not required for the issuance of shares following an exercise of a grant of the right to acquire shares that has previously been approved by our board of directors.
In June 2016, our shareholders at the annual general meeting of shareholders rejected a proposal to grant to our board of directors the power to issue shares (including restricted shares) and/or grant rights to acquire shares (including options to subscribe for shares and restricted shares), never to exceed the number of authorized but unissued shares, and to limit or exclude the pre-emptive rights of shareholders with respect to the issuance of shares and/or the grant of the right to acquire shares, for a five-year period ending June 29, 2021. Notwithstanding the rejection of the proposal, our board of directors will continue to have the power to issue shares and grant the right to acquire shares within the limits of the Company’s authorized share capital from time to time, and to exclude or limit pre-emptive rights, until July 10, 2019, under the authority previously granted by the Company’s shareholders in 2014.
At least the nominal value of all shares, €0.01 for each ordinary share, or the equivalent thereof in other currencies, plus any additional agreed consideration, must generally be paid in full at the time of issuance of any shares.
Repurchase of Shares
In June 2016, our shareholders at their annual general meeting of shareholders authorized our board of directors to repurchase up to 10% of our issued share capital, during the 18-month period ending December 29, 2017, on the open market, through privately negotiated transactions or in one or more self-tender offers, for a price per share not less than the nominal value of a share and not greater than 110% of the most recent available (as of the time of repurchase) price of a share on any securities exchange on which our shares are listed or quoted.

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
C.   Material Contracts
See “Item 3. Key Information — Property, Plants and Equipment” for a description of the Company’s lease agreement for its principal offices. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with OrCam Technologies Ltd.” for a description of a sublease of a portion of the leased space. See “Item 4. Information on the Company — Business Overview — Manufacturing” for a description of the Company’s manufacturing agreement with STMicroelectronics N.V. We have entered into purchase contracts with Magna Electronics and Autoliv Electronics AB. Each of these agreements filed or incorporated by reference to prior filings is an exhibit to this Annual Report on Form 20-F.
D.   Exchange Controls
There are no Israeli or Dutch government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly owned subsidiaries, except as otherwise set forth under “Item 10. Additional Information — Taxation.”

E.   Taxation
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
General
The following is a description of certain U.S. federal income tax considerations to a U.S. Holder (as defined below) relating to the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of our ordinary shares and that will hold our ordinary shares as capital assets for U.S. federal income tax purposes. This description does not address many of the tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:
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

•
persons that will hold our ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

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

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences; the Medicare contribution tax on net investment income or any state, local or foreign tax consequences of the acquisition, ownership and disposition of our ordinary shares.
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

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets that produce passive income and amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as directly receiving its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.
Based on our calculations, we believe that we were not a PFIC in the taxable year ended December 31, 2016 and based on our most current estimates of our gross income and the value of our assets (which is based on our share price), we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2016. However, our PFIC status for each taxable year may be determined only after the end of such year and will depend on the composition of our income and assets, our activities and the value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time.
Therefore, there can be no assurance that we will not be considered a PFIC for the taxable year ending December 31, 2017 or any other taxable year. If we are a PFIC, then, unless a U.S. Holder makes one of the elections described below, a special tax regime will apply to both (i) any “excess distribution” by us to that U.S. Holder (generally, the U.S. Holder’s ratable portion of distributions in any year that are greater than 125% of the average annual distribution received by the holder in the shorter of the three preceding years or its holding period for our ordinary shares) and (ii) any gain realized on the sale or other disposition of the ordinary shares.
Under this regime, any excess distribution and realized gain described above will be treated as ordinary income and will be subject to tax as if  (i) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for that year (other than income allocated to the current period or any taxable period before we became a PFIC, which will be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and will not be subject to the interest charge discussed below) and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to a U.S. Holder will not qualify for preferential rates of taxation, as discussed above under “Distributions.” If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this paragraph would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.
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
In addition, all U.S. Holders (including certain deemed U.S. Holders) may be required to file annual tax returns (including on IRS Form 8621) containing such information as the U.S. Treasury may require. For example, if a U.S. Holder owns ordinary shares during any year in which we are classified as a PFIC and the U.S. Holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year. A U.S. Holder that is not otherwise required to file a U.S. tax return must still file IRS Form 8621 in accordance with the instructions for the Form. The failure to file this form when required could result in substantial penalties.
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

Foreign Asset Reporting
Certain U.S. Holders may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for securities held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.
Foreign Account Tax Compliance Act
The Foreign Account Tax Compliance Act (“FATCA”) encourages foreign financial institutions to report information about their U.S. account holders (including holders of certain equity interests) to the IRS. Foreign financial institutions that fail to comply with the withholding and reporting requirements of FATCA and certain account holders that do not provide sufficient information under the requirements of FATCA are subject to a 30% U.S. withholding tax on certain payments they receive, including foreign passthru payments (which may include payments made by us with respect to our ordinary shares). The term “foreign passthu payment” is not currently defined in U.S. Treasury Regulations, and therefore, the future application of FATCA withholding tax on foreign pass-thru payments to holders of ordinary shares is uncertain. If a holder of ordinary shares is subject to withholding, there will be no additional amounts payable by way of compensation to the holder of such securities for the deducted amount. Holders of ordinary shares should consult their own tax advisors regarding this legislation in light of such holder’s particular situation.
The above description is not intended to constitute a complete analysis of all U.S. federal income tax consequences relating to acquisition, ownership and disposition of our ordinary shares. Holders should consult their tax advisors concerning the U.S. federal income tax consequences of their particular situations.
MATERIAL ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS
The following description is not intended to constitute a complete analysis of all Israeli tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the Israeli tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any other state, local, foreign or other taxing jurisdiction, resulting from the acquiring, holding and disposing of the ordinary shares and receiving dividends, and/or other amounts under the ordinary shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.
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
General Corporate Tax Structure in Israel
Israeli companies are generally subject to corporate tax, at the rate of 25% of a company’s taxable income for 2016. Under an amendment to Israeli tax law enacted in December 2016, the corporate tax rate is scheduled to decrease to 24% for 2017 and to 23% for 2018 and thereafter. However, the effective tax rate payable by a company that derives income from a “Benefited Enterprise” or a “Preferred Enterprise” may be considerably lower. See “Law for the Encouragement of Capital Investments, 1959.” Capital gains earned by Israeli companies are subject to tax at the regular corporate tax rate.
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
The level of foreign investment is measured as the percentage of rights in the company (in the terms of shares, rights to profits, voting and appointment of directors) and of combined share capital and shareholder loans that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether a company qualifies as an FIC is made on annual basis.
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
The 2011 Amendment (“Preferred Enterprise”)
The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes, inter alia, a company incorporated in Israel that is (i) not wholly owned by a governmental entity; (ii) owns a Preferred Enterprise and (iii) is controlled and managed from Israel and is subject to further conditions set forth in the Investment Law. From 2014 and thereafter, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%. MVT’s current location is subject to the reduced tax rate of 9%. Under an amendment to the Investment Law enacted in December 2016, the reduced tax rate of 9% is scheduled to decrease to 7.5% for 2017 and thereafter.
Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at the source at the rate of 20%, or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if the funds are subsequently distributed to individuals or to non-Israeli residents (individuals and corporations), the withholding tax would apply).
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
Until we became a Preferred Enterprise, we had Benefited Enterprise programs under the Investment Law commencing 2005, which, we believe, entitled us to certain tax benefits. Additionally, in connection with the original grant of  ”Benefited Enterprise” status, in 2006 MVT was recognized by the Israeli Chief Scientist Office as a “Research and Development Company.”
MVT made an election to become a “Preferred Enterprise” in May 2014. In July 2014, we received a ruling regarding our Preferred Enterprise from the ITA (“Preferred Enterprise Ruling”), to the effect that following our Reorganization, MVT will be able to benefit from a reduced tax rate of approximately 9% for 2016 and 7.5% for 2017 and thereafter, subject to fulfillment of the terms and conditions of the law and of such ruling.
The following are the main terms and conditions of the Preferred Enterprise Ruling:
•
MVT is required to add 50 new manufacturing and research and development employees in each of the tax years of 2014, 2015 and 2016, and it is further required to continue employing such additional employees for the tax years until 2018. Failure to meet this term will affect the effective tax rate in a ratio related to the number of non-recruited and non-retained employees.

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

The 2017 amendment (“Preferred Technological Enterprises”)
Amendment 73 to the Investment Law, which came into effect January 1, 2017, stipulates that regulations are to be promulgated by no later than March 31, 2017, so as to implement the “Nexus Principles,” based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project.
The new incentives regime will apply to “Preferred Technological Enterprises” that meet certain conditions, including all of the following:
1.
The company’s average R&D expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million (approximately $19 million based on December 31, 2016 exchange rates) per year;

2.
The company must also satisfy one of the following conditions:

•
at least 20% of the workforce (or at least 200 employees) are employed in R&D;

•
a venture capital investment of an amount approximately equivalent to at least $2 million was previously made in the company; or

•
growth in sales or workforce by an average of 25% over the three years preceding the tax year

Preferred Technological Enterprises will be subject to a corporate tax rate of 12% unless the Preferred Technological Enterprise is located in a specified development zone, in which case the rate will be 7.5% with respect to the portion of income derived from intellectual property developed in Israel. The withholding tax on dividends from such enterprises will be 4% for dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company. For other dividend distributions, the withholding tax rate will be 20% (or a lower rate under a tax treaty, if applicable).
However, only after the regulations concerning the nexus approach are promulgated we will be able to assess the feasibility of the new law and consider our approach with regards to the election of the Preferred Technological Enterprises route.
From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.
Material Israeli Tax Consequences to Holders of Our Ordinary Shares
Mobileye N.V. is an Israeli resident company for tax purposes. Therefore, our distributions of dividends or investments in our own shares could be subject to tax in Israel. In addition, our distributions to Dutch holders of our ordinary shares may also be subject to Dutch dividend withholding tax. See

“Material Dutch Tax Considerations — Dividend Withholding Tax” in this Annual Report on Form 20-F for a discussion of the Dutch dividend withholding tax in respect of dividends paid on our ordinary shares to a holder of ordinary shares who is, or who is deemed to be, a resident of The Netherlands for purposes of Dutch taxation.
Each holder of our ordinary shares is encouraged to consult his own tax advisor with respect to his or her tax liability and reporting obligations with respect to his or her income derived from the securities.
Capital Gains Taxes Applicable to Israeli Resident Shareholders
The Israeli law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” The Inflationary Surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.
The Real Capital Gain derived by Israeli individuals from the sale of shares listed on a stock exchange is generally 25%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “substantial shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%.
Moreover, an additional tax of 2% will be imposed on high income individuals whose annual taxable income exceeds NIS 803,520 in 2016 (2017 and thereafter — an additional tax of 3% will be imposed on high income individuals whose annual taxable income exceeds NIS 640,000). Individual shareholders whose income from the sale of securities is considered as business income are taxed at their marginal tax rates applicable to business income (up to 50%, including the additional tax described in the preceding paragraph.
The tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate, (25% in 2016, 24% in 2017, and 23% in 2018 and thereafter). Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged to withhold tax on the amount of consideration paid upon the sale of securities (or on the capital gain realized on the sale, if known) at the Israeli corporate tax rate (25% in 2016, 24% in 2017, 23% in 2018 and thereafter) for Israeli companies. In case the seller is an individual, the applicable withholding tax rate would be 25%.
On the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be paid by January 31 and June 30 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.
Dividend Income Taxes Applicable to Israeli Resident Shareholders
Individuals who are Israeli residents are generally subject to Israeli income tax on dividends at the rate of 25%, or 30% if the recipient of such dividend is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period.
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
Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders
A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have directly or indirectly, alone or together with another, a controlling interest of more than 25% of any of the means of control in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption might not be applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be a business income.
Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty.
For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty); (ii) holds the shares as a capital asset and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.
In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically in transactions involving sale of all of the shares of an Israeli resident company in the form of a merger or otherwise, the ITA may require shareholders who are not liable for Israeli tax to sign declarations in forms specified by the ITA or to obtain a specific exemption from the ITA to confirm their status as non-Israeli residents and, in the absence of such declaration or exemptions, may require purchasers of the shares to withhold tax at source.
Taxation of Non-Israeli Shareholders on Receipt of Dividends
Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate is 30%. However a distribution of dividends to non-Israeli residents is generally subject to Israeli income tax at a rate of 15% if the dividend is distributed from income attributed to a Benefited Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise.

A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates contractually with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.
If the dividend is attributable partly to income derived from a Benefited Enterprise or Preferred Enterprise, and partly from other sources of income, the income tax rate will be a blended rate reflecting the relative portions of the types of income.
From a withholding tax perspective, under Israeli domestic law, dividends on our ordinary shares paid to a non-Israeli resident shareholder are subject to a withholding tax at a rate of 25% (for non-substantial shareholders) or 30% (for substantial shareholders) (however, dividends paid to a non-Israeli resident who is a “substantial shareholder” on publicly traded shares, like our ordinary shares, which are held via a “nominee company,” as defined under the Securities Law, 1968, are generally subject to Israeli withholding tax at a rate of 25%), while dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at a rate of 15% and dividends paid out of a Preferred Enterprise are generally subject to a withholding tax at a rate of 20%, unless a reduced rate is provided under an applicable tax treaty, provided that a certificate from the ITA allowing for the reduced withholding tax rate is obtained in advance.
When the amount of tax due is not fully withheld at source, such non-Israeli resident is obligated to file a tax return, report his or her Israeli income and pay the balance of the amount of tax due.
Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally the maximum rate of withholding tax on dividends, not generated by Benefited Enterprises, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividends, is 12.5%, provided that no more than 25% of our gross income of such preceding year consists of certain types of dividends and interest if a certificate for a reduced withholding tax rate is obtained in advance from the Israeli Tax Authority. Notwithstanding the foregoing, dividends distributed from income attributed to a Benefited Enterprise or a Preferred Enterprise are subject to withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met.
The aforementioned rates under the United States-Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.
We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.
A non-Israeli resident who receives dividend income derived from or accrued in Israel, from which the full amount of tax was withheld at source, is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from a business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.
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
This summary is based on the tax laws of The Netherlands as in effect on December 31, 2016, as well as regulations, rulings and decisions of The Netherlands or of its taxing and other authorities available in printed form on or before such date and now in effect, and as applied and interpreted by Netherlands courts, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.
Because it is a general summary, prospective holders of our ordinary shares should consult their own tax advisors as to the Dutch or other tax consequences of the acquisition, ownership and disposition of our ordinary shares including, in particular, the application to their particular situations of the Dutch tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.
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
The relevant considerations regarding the tax residency of the Company are as follows:
Pursuant to article 2, 4th paragraph, of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) as well as article 1, 3rd paragraph, of the Dutch Dividend Tax Act 1965 (Wet op de dividendbelasting 1965), a company that is incorporated under Dutch law is generally deemed to be resident in The Netherlands for corporate income tax and dividend withholding tax purposes, respectively.
However, the Convention between the Kingdom of The Netherlands and the State of Israel for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital executed in Jerusalem on July 2, 1973 (as amended from time to time, the “Netherlands-Israel Convention”), in principle supersedes Dutch domestic law.

In this respect, article 4, 1st paragraph, of the Netherlands-Israel Convention provides that the term “resident of one of the States” means any person who, under the law of that State, is liable to taxation therein by reason of his or her domicile, residence, place of management or any other criterion of a similar nature. Moreover, article 4, 4th paragraph, of the Netherlands-Israel Convention provides that where by reason of the provisions of article 4, 1st paragraph, of the Netherlands-Israel Convention a person other than an individual is a resident of both States, it shall be deemed to be a resident of the State in which its place of effective management is situated.
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
Tax on Income and Capital Gains General
The description of taxation set out in this section of this Annual Report on Form 20-F is not intended for any holder of our ordinary shares who:
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

Generally a holder of our ordinary shares will have a substantial interest in us within the meaning of the fifth bullet point above if he holds, alone or together with his partner (a statutorily defined term), whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares) or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds. A holder of our ordinary shares will also have a substantial interest in us if one of certain relatives of that holder or of his partner (a statutorily defined term) has a substantial interest in us.
If a holder of our ordinary shares does not have a substantial interest, a deemed substantial interest will be present if  (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, without recognizing taxable gain.
Residents of The Netherlands Individuals
An individual who is resident or deemed to be resident in The Netherlands (a “Dutch Resident Individual”) and who holds our ordinary shares will be subject to Netherlands income tax on income and/or capital gains derived from our ordinary shares at progressive rates (up to 52%; rate for 2017) if:

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

If the conditions above do not apply, any holder of our ordinary shares who is a Dutch Resident Individual will be subject to Netherlands personal income tax at the specific rate of 30% (for 2017), which applies to income from savings and investments. Rather than recognizing actual income and/or capital gains derived from our ordinary shares, an individual must recognize a deemed return as income from his or her savings and investments. This deemed return is calculated over the individual’s yield basis (rendementsgrondslag) insofar as this exceeds a certain threshold (heffingsvrijvermogen), set as EUR 25,000 (for 2017). The individual’s yield basis is determined as the fair market value of certain qualifying assets (including, as the case may be, our ordinary shares) held by the Dutch Resident Individual less the fair market value of certain qualifying liabilities, both determined on January 1 of the relevant year.
Until the year 2017, the deemed return was fixed at a rate of 4% for all types of qualifying assets. With effect from January 1, 2017, the deemed return ranges between 1.63% and 5.39% depending on the amount of the individual’s yield basis.
Entities
An entity that is resident or deemed to be resident in The Netherlands (a “Dutch Resident Entity”) will generally be subject to Netherlands corporate income tax with respect to income and capital gains derived from our ordinary shares. The Netherlands corporate income tax rate is 20% for the first €200,000 of the taxable amount and 25% for the excess of the taxable amount over €200,000 (rates applicable for 2017).
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

A Non-Dutch Resident that nevertheless falls under any of the exclusions above, may be subject to Netherlands income tax or Netherlands corporate income tax on income and capital gains derived from our ordinary shares. In case such holder of our ordinary shares is considered to be a resident of a country other than The Netherlands under the provisions of a double taxation convention The Netherlands has concluded with such country, the following may apply. Such holder of ordinary shares may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation convention, be eligible for a full or partial exemption from or reduction or refund of Netherlands taxes (if any) on (deemed) income or capital gains in respect of our ordinary shares, provided such holder is entitled to the benefits of such double taxation convention.
Gift or Inheritance Tax
No Netherlands gift or inheritance taxes will be levied on the transfer of our ordinary shares by way of gift by or on the death of a holder of our ordinary shares who is neither a resident nor deemed to be a resident of The Netherlands for the purpose of the relevant provisions, unless:
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

For purposes of Netherlands gift and inheritance tax, an individual who is of Dutch nationality will be deemed to be a resident of The Netherlands if he or she has been a resident in The Netherlands at any time during the ten years preceding the date of the gift or his or her death.
For purposes of Netherlands gift tax, an individual will, irrespective of his or her nationality, be deemed to be resident of The Netherlands if he or she has been a resident in The Netherlands at any time during the 12 months preceding the date of the gift.
Applicable tax treaties may override deemed residency.
Value Added Tax
No Netherlands value-added tax will be payable by a holder of our ordinary shares in consideration for the offer of our ordinary shares (other than value-added taxes on fees payable in respect of services not exempt from Netherlands value-added tax).
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
If and to the extent dividends are paid on our ordinary shares to a holder of ordinary shares who is, or who is deemed to be, a resident of The Netherlands for purposes of Dutch taxation, such dividends are generally subject to a withholding tax of 15% imposed by The Netherlands. Generally, the dividend withholding tax will not be borne by us, but we will withhold the dividend withholding tax from the gross dividends paid on our ordinary shares. In addition, our distributions to Dutch holders of our ordinary shares may also be subject to Israeli withholding tax. See “Material Israeli Tax Considerations and Government Programs — Material Israeli Tax Consequences to Holders of Our Ordinary Shares” in this Annual Report on Form 20-F for a discussion of the Israeli tax considerations in respect of distributions of dividends or investments in our own shares.
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

A holder of our ordinary shares who is, or who is deemed to be, a resident of The Netherlands can generally credit the withholding tax against his or her Dutch income tax or Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding his or her aggregate Dutch income tax or Dutch corporate income tax liability, provided certain conditions are met, unless such holder of our ordinary shares is not considered to be the beneficial owner of the dividends.
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
See Exhibit 8.1 to this Annual Report on Form 20-F.
Item 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURE ON MARKET RISK

A.   Quantitative and Qualitative Disclosures about Market Risk
A significant portion of our business is located outside the United States and, as a result, virtually most of the revenues of the Company and its subsidiaries are derived in United States dollar (the “Dollar”). We generate revenue and incur expenses denominated in currencies other than the Dollar, a majority of which is denominated in the New Israeli Shekel and, to a much lesser extent, the Euro and other currencies. In 2016 and 2015, approximately 17% and 10%, respectively, of our sales were denominated in foreign currencies. As a result, our revenue can be affected by fluctuations in foreign currency exchange rates. Because we have foreign currency expenses, we believe foreign currency risk is partially offset. For example, an increase of 1% in the value of the New Israeli Shekel against the Dollar would have increased our expenses by $0.1 million in the year ended December 31, 2016.
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
DEFAULTS, DIVIDENDS AND DELINQUENCIES

Not applicable.
Item 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.
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
B.   Management’s Annual Report on Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
Management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the framework in Internal Control  —  Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2016, our internal control over financial reporting was effective.
C.   Attestation Report of the Registered Public Accounting Firm
Our internal control over financial reporting as of December 31, 2016 has been audited by Kesselman & Kesselman, an independent registered public accounting firm, as stated in their report, which appears on page F-3.

D.   Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16.
[RESERVED]

Item 16A.
AUDIT COMMITTEE FINANCIAL EXPERTS

Our board of directors has determined that Eyal Desheh is the audit committee financial expert. Mr. Desheh is one of our independent directors for purposes of the NYSE rules.
Item 16B.
CODE OF ETHICS

In July 2014, our board of directors adopted a Code of Business Conduct that applies to our chief executive officer, chief financial officer and controller. A copy of our Company’s Code of Business Conduct and Ethics is available on our Investor Relations website at http://ir.mobileye.com/investor-relations/default.aspx and may also be obtained, without charge, upon a written request addressed to our investor relations department, Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 9777513 (e-mail: investors@mobileye.com).
Item 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm:
	December 31,
	2016	2015
	(in thousands)
Services Rendered
Audit(1)	$521	$431
Audit-related services(2)	30	43
Tax(3)	10	12
	561	486

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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
Item 16F.
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.
CORPORATE GOVERNANCE

The Sarbanes-Oxley Act (“SOX”), as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. As a foreign private issuer whose shares are listed on the NYSE, we have the option to follow certain Dutch corporate governance practices rather than those of the NYSE, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the following NYSE requirements:
•
Dutch law requires that our external auditors be appointed by our general meeting of shareholders and not by our Audit Committee, as required by NYSE corporate governance standards. Our Audit Committee will, however, through our board of directors, make a recommendation each year to our shareholders for the appointment of our independent registered public accounting firm. In addition, our Audit Committee oversees and evaluates the work of our independent auditors and will recommend their compensation to our board of directors for approval.

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

Except as stated above, we comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. However, we will maintain compliance with the NYSE requirement that a majority of our board of directors be independent within the meaning of the NYSE regulations. We may in the future decide to rely on other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under NYSE listing requirements applicable to domestic issuers. For more information, see “Item 3. Key Information — Risk Factors.”  As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

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
Audited Consolidated Financial Statements as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Comprehensive Income
Consolidated Statements of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
ITEM 19.   EXHIBITS
Number	Exhibit Title
1.1	Amended and Restated Articles of Association as amended to date; incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K furnished to the SEC on December 13, 2014
1.2	Rules and Regulations (reglement) of the board of directors; incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-201614)
2.1	Global Registration Rights Agreement dated as of August 19, 2013, among the Registrant and all holders of Series D, E and F Shares; incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
2.2	Founders Agreement dated as of August 15, 2013, among the Registrant and the investors signatory thereto; incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
2.3	Founders Agreement dated as of August 19, 2013, among the Registrant and the investors signatory thereto; incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.1	The 2003 Share Option Plan, with Israeli Appendix, as amended; incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.2	The 2014 Equity Incentive Plan, with Israeli Appendix; incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (SEC File No. 333-201840)
4.3	Appendix B-United States to the Company’s 2014 Equity Incentive Plan; incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K furnished to the SEC on June 2, 2016
4.4	Form of Indemnification Agreement; incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)

Number	Exhibit Title
4.5	Employment Agreement, dated July 24, 2014, between Mobileye Vision Technologies Ltd. and Amnon Shashua; incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.6	Employment Agreement, dated July 24, 2014, between Mobileye Vision Technologies Ltd. and Ziv Aviram; incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.7	Employment Agreement, dated July 27, 2014, between Mobileye Vision Technologies Ltd. and Ofer Maharshak; incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.8	Employment Agreement dated January 8, 1999, between Mobileye Vision Technologies Ltd. and Gaby Hayon; incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.9	Employment Agreement dated October 1, 2000, between Mobileye Vision Technologies Ltd. and Elchanan Rushinek; incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.10	Employment Agreement dated October 14, 2003, between Mobileye Vision Technologies Ltd. and Itay Gat; incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.11	Employment Agreement dated October 1, 2016, between Mobileye Vision Technologies Ltd. and Eraz Dagan; incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.12	Employment Agreement dated April 1, 2016, between Mobileye Vision Technologies Ltd. and Daniel Galves; incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.13	English translation of Unprotected Leasing Agreement made as of January 31, 2008, by and between “Atirey Yeda” and Mobileye Vision Technologies Limited (the “Unprotected Leasing Agreement”); English summary of addendums thereto and English translation of addendum dated June 30, 2014; incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.14	English translation of addendum dated July 24, 2014, to the Unprotected Leasing Agreement; incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-201614)
4.15	Summary of a Sub-Lease Agreement dated April 24, 2012, between Mobileye Vision Technologies Ltd. and OrCam Technologies Ltd., and addendums thereto; incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-201614)
4.16†	Agreement dated October 17, 2006, between Mobileye Technologies Limited and STMicroelectronics N.V., as amended; incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.17†	Purchase Contract, effective February 8, 2011, between Mobileye Technologies Limited and Magna Electronics; incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.18†	Purchase Contract, effective June 12, 2012, between Mobileye Technologies Limited and Magna Electronics; incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
4.19†	Purchase Contract, effective June 12, 2012, between Mobileye Technologies Limited and Autoliv Electronics AB; incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)

Number	Exhibit Title
4.20	Form of terms and conditions; incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
8.1	List of Subsidiaries; incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-196898)
11.1	Code of Business Conduct, as adopted by the board of directors on July 27, 2014; incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-36566) filed on March 5, 2015.
11.2	Mobileye N.V. Whistleblowing Policy, effective July 25, 2016.
12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kesselman & Kesselman, independent registered public accounting firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†
Portions of this exhibit have been omitted pursuant to confidential treatment requests filed with the SEC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of Mobileye N.V.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Mobileye N.V. and its subsidiaries (the “Company”) at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management and Board of Directors are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting which were integrated audits in 2016 and 2015. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and board of directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
March 3, 2017

MOBILEYE N.V.

CONSOLIDATED BALANCE SHEETS
	December 31,
	2016	2015
	U.S. dollars in thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	277,996	152,692
Marketable securities	121,534	59,394
Trade accounts receivables, net	43,324	23,706
Inventories	57,016	42,676
Other current assets	15,998	14,817
TOTAL CURRENT ASSETS	515,868	293,285
LONG-TERM ASSETS
Marketable securities	230,696	260,982
Property and equipment, net	18,333	11,031
Severance pay fund	12,606	9,863
Other assets	2,877	2,453
TOTAL LONG-TERM ASSETS	264,512	284,329
TOTAL ASSETS	780,380	577,614
Liabilities and shareholders’ equity
CURRENT LIABILITIES
Accounts payable and accrued expenses	39,415	24,593
Employee related accrued expenses	6,860	5,341
Deferred revenues	5,209	6,635
Other current liabilities	7,165	6,687
TOTAL CURRENT LIABILITIES	58,649	43,256
LONG-TERM LIABILITIES
Accrued severance pay	16,228	12,020
Long-term tax liabilities	7,091	6,864
TOTAL LONG-TERM LIABILITIES	23,319	18,884
COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)
TOTAL LIABILITIES	81,968	62,140
SHAREHOLDERS’ EQUITY
Ordinary shares, EUR 0.01 par value: 1,012,565,725 shares authorized at December 31, 2016 and 2015; 221,738,014 and 218,847,430 shares issued and outstanding at December 31, 2016 and 2015 respectively	2,590	2,558
Additional paid-in capital	650,697	577,212
Accumulated other comprehensive loss	(724)	(1,775)
Accumulated surplus (deficit)	45,849	(62,521)
TOTAL SHAREHOLDERS’ EQUITY	698,412	515,474
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	780,380	577,614

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS
	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands except per share data
REVENUES	358,162	240,872	143,637
COST OF REVENUES	87,307	61,420	37,040
GROSS PROFIT	270,855	179,452	106,597
OPERATING COSTS AND EXPENSES:
RESEARCH AND DEVELOPMENT, net	65,259	43,393	36,930
SALES AND MARKETING	17,416	12,811	12,912
GENERAL AND ADMINISTRATIVE	67,241	45,509	71,437
OPERATING PROFIT (LOSS)	120,939	77,739	(14,682)
INTEREST INCOME	5,083	2,888	1,305
FINANCIAL EXPENSES, NET	(582)	(917)	(4,442)
PROFIT (LOSS) BEFORE TAXES ON INCOME	125,440	79,710	(17,819)
TAXES ON INCOME	(17,070)	(11,260)	(12,265)
NET INCOME (LOSS)	108,370	68,450	(30,084)
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
Basic	0.49	0.31	(0.28)
Diluted	0.46	0.29	(0.28)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER ORDINARY SHARE (IN THOUSANDS)
Basic	220,124	217,362	107,942
Diluted	238,018	237,857	107,942

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands
NET INCOME (LOSS)	108,370	68,450	(30,084)
OTHER COMPREHENSIVE INCOME (LOSS)
Change in net unrealized gains (losses) on marketable securities	1,129	(1,905)	(63)
Less: reclassification adjustment for net losses (gains) included in net income (loss)	(78)	311	(730)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	1,051	(1,594)	(793)
TOTAL COMPREHENSIVE INCOME (LOSS)	109,421	66,856	(30,877)

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEYE N.V.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
	Number of shares	Amount	Additional paid in capital	Accumulated other comprehensive income (loss)	Accumulated surplus (deficit)	Total shareholders’ equity
		U.S. dollars in thousands
BALANCE AT JANUARY 1, 2014	202,513,145	2,350	240,563	612	(100,887)	142,638
Issuance of ordinary shares in connection with initial public offering, net of issuance costs of $12.2 million	8,325,000	112	195,797			195,909
Exercise of options	3,715,916	49	10,102			10,151
Comprehensive loss				(793)	(30,084)	(30,877)
Share-based compensation			76,853			76,853
BALANCE AT DECEMBER 31, 2014	214,554,061	2,511	523,315	(181)	(130,971)	394,674
Exercise of options and vesting of RSUs	4,293,369	47	8,928			8,975
Comprehensive income				(1,594)	68,450	66,856
Share-based compensation			44,969			44,969
BALANCE AT DECEMBER 31, 2015	218,847,430	2,558	577,212	(1,775)	(62,521)	515,474
Exercise of options and vesting of RSUs	2,890,584	32	7,883			7,915
Comprehensive income				1,051	108,370	109,421
Share-based compensation			65,602			65,602
BALANCE AT DECEMBER 31, 2016	221,738,014	2,590	650,697	(724)	45,849	698,412

The accompanying notes are an integral part of the consolidated financial statements.

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	108,370	68,450	(30,084)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,089	3,312	2,551
Exchange rate differences	(162)	(192)	3,087
Accrued severance pay	4,208	2,670	1,037
Loss (gain) from severance pay fund	(223)	(87)	510
Loss (gain) from marketable securities	(78)	311	1,139
Share-based compensation	65,602	44,969	76,853
Changes in asset and liabilities:
Trade accounts receivables, net	(19,618)	(7,900)	(3,316)
Other current assets	(1,116)	(1,730)	(2,795)
Inventories	(14,340)	(25,050)	(6,272)
Other long-term assets	(424)	(1,146)	(969)
Account payables and accrued expenses	14,448	6,232	6,056
Employee-related accrued expenses	1,519	1,380	623
Deferred revenues	(1,426)	6,065	(484)
Other current-liabilities	478	1,518	4,782
Long-term liabilities	227	2,052	3,410
Net cash provided by operating activities	161,554	100,854	56,128
CASH FLOWS FROM INVESTMENT ACTIVITIES
Net change in restricted and short-term deposits	(118)	(700)	2,769
Purchase of marketable securities	(156,193)	(456,377)	(19,361)
Proceeds from maturities of marketable securities	101,771	23,249	7,250
Proceeds from sales of marketable securities	23,697	143,742	24,002
Severance pay fund	(2,379)	(1,807)	(1,517)
Purchase of property and equipment	(11,017)	(5,065)	(5,378)
Net cash provided by (used in) investing activities	(44,239)	(296,958)	7,765
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares, net of issuance costs	—	—	196,364
Grant of non-recourse loan	(1,450)	—	—
Repayment of non-recourse loan	1,450	—	—
Exercise of options	7,967	8,769	10,151
Net cash provided by financing activities	7,967	8,769	206,515
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	125,282	(187,335)	270,408
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	152,692	339,881	72,560
EXCHANGE RATE DIFFERENCES ON CASH AND CASH EQUIVALENTS	22	146	(3,087)
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	277,996	152,692	339,881
SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS
Non cash purchase of property and equipment	1,438	1,064	573
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	16,825	10,641	2,609

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

b.
Mobileye N.V. (together with its subsidiaries, the “Company”) is a global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems (“ADAS”) and autonomous driving.

The Company’s Chief Operating Decision Maker (“CODM”) manages the Company on the basis of two reportable segments: (i) Original Equipment Manufacturing (“OEM”) and (ii) After Market (“AM”). The OEM segment supplies a core intelligence of complete systems to Tier 1 manufacturers in the automotive industry. In the OEM segment, the Company supplies a System on Chip (SoC) that includes core intelligence to be ultimately implemented within new vehicles through Tier 1 manufacturers who are system integrators to the automotive industry. In the AM segment, the Company sells a complete system, which offers a variety of ADAS functions to customers being primarily fleet commercial vehicles, new vehicle dealers and importers either directly or through distributors. See also note 2g and 12b for the Company’s major customers.
c.
On August 6, 2014, the Company completed its initial public offering (“IPO”), which included an issuance of 8,325,000 ordinary shares (with no liquidation preference), at $25 per share, before underwriting discounts and commissions. The IPO generated proceeds to the Company of  $197.7 million net of underwriting discounts and commissions before $1.8 million of expenses related to the IPO. In connection with the IPO, the Company also generated proceeds of  $1.5 million from the exercise of 1,463,051 stock options.

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
b. Functional currency
Most of the revenues of the Company and its subsidiaries are derived in the United States dollar (the “Dollar”). Most purchases of materials and components are also made in Dollars. The Company’s management believes that the currency of the primary economic environment in which the Company and its subsidiaries operate is the Dollar.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Thus, the Dollar is the functional and reporting currency of the Company and its subsidiaries. Accordingly, transactions in currencies other than the Dollar are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the Dollar are measured using the official exchange rate at the balance sheet date. The effects of foreign currency re-measurements are recorded in the consolidated statements of operations as “financial income (expenses), net.”
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
e. Restricted bank deposits
Restricted bank deposits are deposits with maturities of more than three months but less than one year. Such short-term deposits are stated at cost which approximates market values. Short-term restricted bank deposits include approximately $3.2 million and $3.1 million as of December 31, 2016 and 2015, respectively. These deposits serve as collateral for bank guarantees, and are included in other current assets in the consolidated balance sheets.
f. Marketable securities
The Company accounts for investments in marketable debt securities in accordance with ACS 320, “Investments — Debt and Equity Securities.” Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.
The Company classifies its investments in marketable debt securities as available-for-sale. Accordingly, these securities are carried at fair value with unrealized gains and losses reported in accumulated other comprehensive income (loss) (“OCI”). Realized gains and losses on sales of these investments are derived using the specific identification method for determining the cost of securities and are included in the consolidated statements of operations as “financial income (expenses), net”.
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
g. Risk factors
Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents which include short-term deposits, marketable securities and trade account receivables.
The majority of the Company’s cash and cash equivalents are invested in major banks domiciled in Israel and the U.S. Generally, these cash equivalents may be redeemed upon demand. Short term bank deposits (included in cash and cash equivalent) are held in financial institutions with high credit standing. Accordingly, management believes that these bank deposits have minimal credit risk.
The Company’s marketable securities include investments in government debentures and corporate debentures including financial institutions debentures. Marketable securities owned by the Company are deposited with major financial institutions, located in the United States and Europe. The credit risk associated with the Company’s marketable securities portfolio is minimal as the Company invests in diverse portfolio of highly-rated securities and the Company’s investment policy requires an average rating of at least A+, as determined by S&P, of the Company’s marketable securities portfolio and limits the amount that the Company may invest with any one type of investment or issuer (except for bonds issued by the U.S. government).
As of December 31, 2016, 55% of the Company’s marketable securities portfolio was invested in debt securities of corporations, 39% in debt securities of financial institutions and 6% in debt securities of governmental institutions. From a geographic perspective, 68% of the Company’s marketable securities portfolio was invested in debt securities of North American issuers, 18% was invested in debt securities of European issuers and 14% was invested in debt securities of issuers in other jurisdictions.
The Company’s account receivables are derived primarily from sales to companies in the automotive manufacturing industry located mainly in the United States and Europe. Concentration of credit risk with respect to account receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. Credit is granted based on an evaluation of a customer’s financial condition and generally, collateral is not required. Trade accounts receivable are typically due from customers within 30 to 90 days. The Company performs ongoing credit evaluations of its customers and has not experienced any material losses in recent years. The Company establishes an allowance for doubtful accounts receivables by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history from such customers and the customer’s current ability to pay its obligation to the Company. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection and netted against accounts receivable. Allowance for doubtful accounts amounted to $45 thousand and $50 thousand as of December 31, 2016 and 2015, respectively. The Company writes off accounts receivable when they are deemed uncollectible. For the years ended December 31, 2016, 2015 and 2014, the charge-offs and recoveries in relation to the allowance for doubtful accounts were insignificant. See note 12b for the Company’s major customers.

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
h. Fair value measurement
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
i. Inventories
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
j. Property and equipment
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

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

k. Impairment of long-lived assets
Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In the event that the sum of the expected future undiscounted cash flows expected to be generated by the long-lived assets is less than the carrying amount of such assets, an impairment charge would be recognized and the assets would be written down to their estimated fair values. During the years 2016, 2015 and 2014, no impairment indicators have been identified.
l. Research and development, net
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
Participations in expenses for research and development projects are recognized on the basis of the costs incurred and are netted against research and development expenses in the statement of operations. Research and development reimbursements of  $13,533 thousand, $12,615 thousand and $9,884 thousand were offset against research and development costs in the years ended in December 31, 2016, 2015 and 2014, respectively.
m. Comprehensive income (loss)
Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting equity that under US GAAP are excluded from net income (loss). For the Company, such items consist of unrealized gains and losses on available-for-sale securities.
n. Revenue recognition
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
o. Shipping and handling costs:
Shipping and handling costs are included in cost of revenues.
p. Advertising expenses
Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2016, 2015 and 2014 amounted to $1,455 thousand, $1,904 thousand and $973 thousand, respectively.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

q. Share-based compensation
Equity awards granted to employees and directors are accounted for using the estimated grant date fair value. The Company estimates the fair value of employee stock options at the date of grant using a Black-Scholes option pricing model and values restricted stock units (“RSUs”) based on the market value of the underlying shares at the date of grant. The fair value of share-based payment transactions is recognized as an expense over the requisite service period, net of estimated forfeitures. Until December 31, 2015, the Company estimated forfeitures based on historical experience and anticipated future conditions. The Company has elected to early adopt the guidance related to share-based compensation accounting as of January 1, 2016, and as of that date has elected to recognize forfeitures as they occur. See also note 2w.
The Company elected to recognize compensation cost for awards that have a graded vesting schedule using the accelerated multiple-option approach.
Equity awards granted to non-employees are re-measured at each reporting period at fair value until they have vested. The fair value of equity awards is charged to the statement of operations over the service period.
r. Taxes on income
Deferred taxes are determined utilizing the asset and liability method, which is based on the estimated future tax effects of the differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when those differences reverse. A valuation allowance in respect of deferred tax assets is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the determination of the appropriate valuation allowances, the Company considers future reversals of existing taxable temporary differences, the most recent projections of future business results, prior earnings history, carryback and carryforward and prudent tax strategies that may enhance the likelihood of realization of a deferred tax asset. Deferred tax liabilities and assets are classified as noncurrent in our consolidated balance sheets.
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
s. Provision for warranty
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

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Provision for warranty as of December 31, 2016 and 2015, was $816 thousand and $558 thousand, respectively. Provision for warranty is included in other current liabilities in the balance sheet. Warranty expenses for the years ended December 31, 2016, 2015 and 2014 were immaterial.
t. Contingencies
The Company is currently involved in some commercial claims in the ordinary course of business. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. When accruing these costs, the Company recognizes an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. No material amounts for contingencies were accrued as of December 31, 2016 and 2015. Legal fees are expensed as incurred.
u. Basic and diluted net profit (loss) per share
Basic earnings (losses) per share are computed by dividing net income or loss applicable to ordinary shareholders by the weighted average number of Class A ordinary shares outstanding for each period prior to the Company’s IPO and by the weighted-average number of ordinary shares for the periods commencing the Company’s IPO.
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
Under the two-class method, the earnings per share for each class of shares are calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. In addition, since all classes other than Class A ordinary shares, did not participate in losses, for the year ended December 31, 2014 those shares are not included in the computation of basic loss per share.
v. Impact of recently issued accounting pronouncements
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 supersedes the existing revenue recognition guidance and clarifies the principles for recognizing revenue. ASU 2014-09 applies to all contracts with customers and scopes out, inter alia, collaborative arrangements. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.
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
The Company has been closely monitoring FASB activity related to the new standard and related industry developments and established a cross-functional implementation team to evaluate its impact. Accordingly, the Company is reviewing its existing contracts and arrangements with customers and its current accounting policies and practices to identify potential differences that would result from applying the requirements of the new standard. In addition, the Company is in the process of identifying appropriate changes to its business processes, systems and controls to support recognition and disclosure under the new standard. The implementation team reports the findings and progress of the project to management and the Audit Committee on a frequent basis.
The Company is still in the process of evaluating the impacts of the new standard. Currently the Company anticipates there will be some changes in its revenue recognition practices for transactions that have variable consideration arrangements, where it will need to apply estimates to determine the amount of revenue to be recognized, before related contingencies are resolved.
In addition, the Company currently anticipates adopting the new standard at its effective date, i.e. January 1, 2018, using the modified retrospective method, and to present the cumulative adjustment in the financial statements as of that date. The Company will continue to monitor FASB activity and related industry developments and evaluate the impact of the new standard on its revenue recognition and disclosure policies and practices.
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
In February 2016, the FASB issued ASU 2016-02 “Leases,” which is a comprehensive new lease standard that changes the accounting for leases and includes a requirement to record most leases on the consolidated balance sheet as assets and liabilities. This update is effective for reporting periods beginning after December 15, 2018. Early application is permitted. The Company is also evaluating the effect of the adoption of this ASU on its consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — credit losses” requiring measurement and recognition of expected credit losses on certain types of financial instruments. It also modifies the impairment model for available for sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. This standard is effective for reporting periods beginning after December 15, 2019. Early application is permitted for reporting periods beginning after December 15, 2018. The Company is currently evaluating the effect of the adoption of this ASU on its consolidated financial statements.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (Continued)

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” to address diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not anticipate this standard to have a material effect on its consolidated financial statements.
In November 2016, the FASB issued ASU 2016-18, “Statement of cash flows — restricted cash” requiring that the reconciliation of the beginning of period and end of period amounts shown in the statement of cash flows will include restricted cash and cash equivalents. The ASU also requires to reconcile the amounts presented on the statement of cash flows to the amounts presented on the balance sheet and to disclose the nature of the restrictions. This standard is effective for reporting periods beginning after December 15, 2017. Early application is permitted. The Company is evaluating the impact of this ASU on its consolidated financial statements.
w. Adoption of new Accounting Standard
In March 2016, the FASB issued ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting.” ASU 2016-09 is aimed to simplifying the accounting for share-based payment transactions. Included in the update are modifications to the accounting for income taxes upon vesting or settlement of awards, employer tax withholding on share-based compensation and financial statements presentation of excess tax benefits. The guidance also provides an accounting policy election to account for forfeitures as they occur. As permitted by ASU 2016-09, the Company early-adopted this standard in the first quarter of 2016. Upon the adoption of the standard the Company has elected to recognize forfeitures as they occur in order to determine the expense to be recognized in each period. The standard also requires reflecting any adjustments as of the beginning of the fiscal year that includes that interim period of adoption. The Company didn’t have any adjustment on retained earnings upon the adoption of ASU 2016-09 that relates to income taxes and statutory withholding tax requirements and neither had an effect on its cash flow statements presentation.
NOTE 3   SUPPLEMENTARY CONSOLIDATED BALANCE SHEETS INFORMATION
	December 31,
	2016	2015
	U.S. dollars in thousands
a. Other current assets
Government institutions	803	1,822
Prepaid expenses	4,340	2,363
Other account receivables	4,811	4,612
Interest receivable	2,184	2,161
Restricted bank deposits	3,179	3,061
Other	681	798
	15,998	14,817

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 3   SUPPLEMENTARY CONSOLIDATED BALANCE SHEETS INFORMATION (Continued)

	December 31,
	2016	2015
	U.S. dollars in thousands
b. Property and equipment, net
Computers, electronic equipment and software	19,432	12,538
Vehicles	1,241	1,007
Office furniture and equipment	1,047	759
Leasehold improvements	6,365	4,071
Equipment	545	476
Prepayment of property(1)	2,357	745
	30,987	19,596
Less – accumulated depreciation	12,654	8,565
	18,333	11,031

(1)
See also note 7a.

Depreciation expense totaled $4,089 thousand, $3,312 thousand and $2,551 thousand in the years ended December 31, 2016, 2015, and 2014, respectively.
During 2015, the Company recorded a reduction of  $5.3 million to the cost basis and accumulated depreciation of fully depreciated equipment no longer in use.
	December 31,
	2016	2015
	U.S. dollars in thousands
c. Account payable and accrued expenses
Account payable	26,832	17,461
Accrued expenses	12,583	7,132
	39,415	24,593
d. Other current Liabilities
Institutions	2,548	1,490
Advances from NRE arrangements	2,632	2,628
Advances from customers	1,169	1,712
Other	816	857
	7,165	6,687

NOTE 4   FAIR VALUE MEASUREMENT AND MARKETABLE SECURITIES
Fair value measurement
The Company measures its investments in money market funds classified as cash equivalents and marketable securities at fair value on a recurring basis.
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

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 4   FAIR VALUE MEASUREMENT AND MARKETABLE SECURITIES (Continued)

The Company’s financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2016 and 2015:
	As of December 31, 2016
	U.S. dollars in thousands
	Level 1	Level 2	Total
Cash equivalent – Money market funds	6,123	—	6,123
U.S. government treasuries	22,893	—	22,893
Corporate debt securities	—	329,337	329,337
	29,016	329,337	358,353

	As of December 31, 2015
	U.S. dollars in thousands
	Level 1	Level 2	Total
Cash equivalent – Money market funds	1,986	—	1,986
U.S. government treasuries	10,874	—	10,874
Corporate debt securities	—	309,502	309,502
	12,860	309,502	322,362

Short term deposits included in cash and cash equivalents were $188,051 thousand and $27,601 thousand, as of December 31, 2016 and 2015, respectively.
The carrying amount of cash and cash equivalents, restricted short-term bank deposits, trade accounts receivable and accounts payable, approximate fair value because of their generally short maturities.
Marketable securities
As of December 31, 2016 and 2015, the Company held government and corporate debt securities. The adjusted cost, aggregate fair value and gross unrealized gains and losses by major security types were as follows:
	As of December 31, 2016
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate fair value
	U.S. dollars in thousands
U.S. government treasuries	22,939	12	58	22,893
Corporate debt securities	330,015	140	818	329,337
	352,954	152	876	352,230

	As of December 31, 2015
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate fair value
	U.S. dollars in thousands
U.S. government treasuries	10,898	1	25	10,874
Corporate debt securities	311,253	38	1,789	309,502
	322,151	39	1,814	320,376

The aggregated fair value of investments with unrealized losses as of December 31, 2016 and 2015 was $256,844 thousand and $307,990 thousand, respectively. The gross unrealized losses of investments that

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 4   FAIR VALUE MEASUREMENT AND MARKETABLE SECURITIES (Continued)

were in an unrealized loss position for longer than 12 months as of December 31, 2016 and 2015 was $26 thousand and $69 thousand, respectively.
During the years ended December 31, 2016 and 2015 no other-than-temporary impairments were recognized by the Company. During the year ended December 31, 2014 the Company recognized other-than-temporary impairment of  $152 thousand, related to debt securities.
Contractual maturities
Contractual maturities of investments in available-for-sale debt securities were as follows:
Adjusted cost as of December 31, 2016
Due in 1 year	121,608
Due in 2 years	154,240
Due in 3 years	57,316
Due in 4 years	19,790
352,954

NOTE 5   INVENTORIES
Inventories are comprised of the following:
	December 31,
	2016	2015
	U.S. dollars in thousands
Raw materials	6,873	3,566
Work in process	1,175	1,134
Finished goods and spare parts	48,968	37,976
Total	57,016	42,676

Inventory of  $318 thousand, $646 thousand and $156 thousand was written down, as a component of cost of revenues, in the years ended December 31, 2016, 2015 and 2014, respectively.
NOTE 6   EMPLOYEE BENEFITS
1. In Israel
Israeli labor laws generally require severance payments upon dismissal of an employee or upon termination of employment in certain other circumstances. The following principal plans relate to the Company’s employees in Israel:
Severance pay liability with respect to Israeli employees’ is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company records an expense for the increase in its severance liability, net of earnings (losses) from the related severance pay fund. The liability is presented on the undiscounted basis as a long-term liability. Severance pay expenses were $4,153 thousand, $2,869 thousand and $1,990 thousand for the years ended December 31, 2016, 2015 and 2014, respectively.
The Company’s liability for all of its Israeli employees is covered for by monthly deposits with severance pay funds. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or loss) accumulated through the balance sheet date. The deposited funds may be

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 6   EMPLOYEE BENEFITS (Continued)

withdrawn only upon the fulfillment of the obligations pursuant to Israeli Severance Pay Law or labor agreements. The amounts funded are presented separately in the balance sheet as severance pay fund.
2. Non-Israeli
The U.S. subsidiary has a defined contribution retirement plan (the “Contribution Plan”) under the provisions of Section 401(k) of the Internal Revenue Code (“Code”) that covers eligible U.S. employees as defined in the Contribution Plan. Participants may elect to contribute up to a maximum amount prescribed by the Code. The U.S. subsidiary, at its discretion, makes matching contributions equal to the mandatory minimum 3% non-elective (employer level) safe harbor contribution of the participant’s annual compensation. For the years ended December 31, 2016, 2015 and 2014, the U.S. subsidiary’s 401(k) Plan contributions were immaterial.
Most of the Company’s non-Israeli subsidiaries provide defined contribution plans for the benefit of their employees. The plans primarily provide for Company matching contributions based upon a percentage of the employees’ contributions. The Company’s contributions in fiscal 2016, 2015 and 2014 under such plans were immaterial.
NOTE 7   COMMITMENTS AND CONTINGENT LIABILITIES
a. Commitments
The Company leases office space and vehicles under non-cancelable operating leases in various countries in which it does business.
The Israeli subsidiary subleases 1,305 square meters (approximately 14,047 square feet) for monthly rent of  $29 per square meter to a related party, which is an entity co-founded by the Chairman and CTO and the President and CEO of the Company (the “Company’s founders”). The current lease term expires on August 1, 2017 with automatic one-year renewals.
Future minimum annual lease commitments under all of the Company’s operating lease agreements are as follows:
U.S. dollars in thousands
Years ending December 31:
2017	4,037
2018	3,788
2019	3,618
2020	3,468
2021	3,447
Thereafter	6,475
24,833

Rent expenses net of sublease income for the Company for the years ended December 31, 2016, 2015 and 2014 were $3,116 thousand, $2,563 thousand and $2,211 thousand, respectively.
In January 2017, the Israeli subsidiary exercised its option to extend its office space rent agreement in an additional 5 years, starting from March 2019. As of December 31, 2016, the Company expected to realize the option and therefore the minimum lease payments are included in the table above.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 7   COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

In July 2015, the Israeli subsidiary entered into several agreements related to the acquisition of land in Jerusalem, Israel, which the Company intends to use for the construction of a new R&D and innovation center that will also host the Company’s headquarters. The Company estimates total costs related to the land acquisition of approximately $12 million. The agreements are subject to various closing conditions, including the receipt of certain regulatory approvals. As of December 31, 2016, the closing conditions had not all been met, and therefore, the effect of those agreements on the financial statements was not material. The closing conditions are expected to be met in March 2017.
b. Royalty and commissions bearing agreements
The Company has entered into a number of license and technology transfer agreements with third parties. The agreements allow the Company to utilize and leverage the third parties’ technology in order to integrate it into the Company’s products (“Integrated Product”). In consideration thereof, the Company is obligated to pay royalties to each of the third parties, for each unit of the applicable Integrated Product sold to other parties. As a result, the Company recorded during the years ended December 31, 2016, 2015 and 2014, expenses of approximately $2,199 thousand, $2,022 thousand and $1,768 thousand in the financial statements, respectively. These expenses are classified as a component of cost of revenues.
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
In April 2016, a complaint was filed against Mobileye N.V. and the U.S. subsidiary in the United States by an individual alleging that certain of the Company’s aftermarket products infringe one patent and seeking injunctive relief and unspecified monetary damages. In August 2016, the plaintiff voluntarily filed a dismissal of the claim, without prejudice.
NOTE 8   EQUITY
Share capital
a.
As of December 31, 2016, the Company’s issued share capital was comprised of ordinary shares, €0.01 par value. The ordinary shares confer upon the holders the right to receive notice to participate and vote in shareholders meetings of the Company and to receive dividend, if and when declared.

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

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 8   EQUITY (Continued)

Following is a summary of the equity activity for the years ended December 31, 2016, 2015 and 2014:
	Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	Class C Ordinary Shares	Class D Ordinary Shares	Class E Ordinary Shares	Class F1 Ordinary Shares	Class F2 Ordinary Shares	Ordinary Shares (with liquidation preference)
	Number of shares – issued and outstanding
Balance, as of January 1, 2014		32,070,835	6,703,520	3,390,490	32,164,955	11,749,700	14,326,650	41,547,280	60,559,715
Exercise of options – prior to IPO	—	—	—	—	—	—	—	—	1,463,051
Conversion upon IPO closing	203,976,196	(32,070,835)	(6,703,520)	(3,390,490)	(32,164,955)	(11,749,700)	(14,326,650)	(41,547,280)	(62,022,766)
IPO	8,325,000	—	—	—	—	—	—	—	—
Exercise of options – commencing IPO	2,252,865	—	—	—	—	—	—	—	—
Balance, as of December 31, 2014	214,554,061	—	—	—	—	—	—	—	—
Exercise of options and vesting of RSUs	4,293,369	—	—	—	—	—	—	—	—
Balance, as of December 31, 2015	218,847,430	—	—	—	—	—	—	—	—
Exercise of options and vesting of RSUs	2,890,584	—	—	—	—	—	—	—	—
Balance, as of December 31, 2016	221,738,014

d. Employee and Non-employee equity awards
(i) Description of plans and taxation
The Company has adopted a stock option plan (the “2003 Plan”), whereby options exercisable for ordinary shares representing up to 11% of the Company’s total issued and outstanding shares may be granted to employees and service providers. In May 2014, the Company increased the pool of options available under the 2003 Plan to up to 18% of the total issued and outstanding shares of the Company. Under the terms of the 2003 Plan, the board of directors or the designated committee will grant options, determine the vesting period over which options become exercisable and determine the exercise terms.
In December 2014, the board of directors approved and the Company adopted its 2014 Equity Incentive Plan (the “2014 Plan”). Under the 2014 Plan, the board of directors or its designated committee will grant share options, restricted shares and restricted share units (“RSUs”). The total number of ordinary shares available under both the 2003 Plan and the 2014 Plan may not exceed 38,619,123.
Under both plans, the Company usually grants options that vest over a period of 4 – 4.5 years and expire 7 years after grant and under the 2014 Plan for RSUs that vest over a period of three years. Each option can be exercised for one ordinary share EUR 0.01 par value of the Company.
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

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 8   EQUITY (Continued)

(ii) Options
The following table summarizes information regarding outstanding and exercisable options under the Company’s plans as of December 31, 2016:
Exercise price	Outstanding		Exercisable
(US $)	Number	Weighted average remaining contractual life (in years)	Number	Weighted average remaining contractual life (in years)
0.096 – 2.991	119,655	3.35	84,655	3.48
3.7	5,882,283	2.84	5,734,118	2.85
6.98	13,146,059	4.06	12,227,784	4.03
25 – 46.88	5,384,240	6.35	238,356	5.06
55.63 – 59.33	4,410,700	5.68	1,470,350	5.68
	28,942,937	4.48	19,755,263	3.82

The following table summarizes the option activity for the year ended December 31, 2016 for options granted to employees, directors and service providers:
	Number	Weighted average exercise price	Aggregated intrinsic value(1)
		$	U.S. dollars in thousands
Options outstanding at beginning of year	27,188,687	14.85
Changes during the year:
Granted(2)	4,576,500	45.91
Exercised	(2,746,100)	2.88
Forfeited	(76,150)	18.90
Options outstanding at end of year	28,942,937	20.82	623,550
Options exercisable at year-end	19,755,263	10.05	583,398

(1)
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the closing stock price of  $38.12 of the Company’s ordinary share on December 31, 2016. This represents the potential pre-tax amount receivable by the option holders had all option holders exercised their options as of such date.

(2)
On August 15, 2016 the Company granted the Company’s founders, who are also shareholders, 4,000,000 options, exercisable into the same amount of the Company’s ordinary shares, at an exercise price of  $46.88 per share, which are subject to graded vesting over four years.

On September 6, 2015 the Company granted the Company’s founders, who are also shareholders, 4,400,000 options, exercisable into the same amount of the Company’s ordinary shares, at an exercise price of  $57.58 per share, which are subject to graded vesting over three years.
At December 31, 2016, there were 51,000 options outstanding with a weighted average exercise price of $20.05 and weighted average remaining contractual life of 3.54 years, which were granted to service providers. At December 31, 2016, 27,250 of these options were exercisable.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 8   EQUITY (Continued)

(iii) RSUs
The following table summarizes RSU activity for the year ended December 31, 2016 for RSUs granted:
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	281,181	41.0
Changes during the year:
Granted	205,962	38.96
Vested	(144,484)	40.33
Forfeited	(16,372)	41.07
Outstanding at end of year	326,287	40.01

(iv) Valuation
The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:
	Year ended December 31,
	2016	2015	2014
Risk-free interest rate	0.93% – 1.57%	0.75% – 2.01%	0.7% – 2.17%
Expected option term	3.28 – 6.67 years	2.16 – 6.95 years	3.82 – 7.27 years
Expected price volatility	40% – 44%	35% – 53%	36% – 55%
Dividend yield	0%	0%	0%
Weighted average fair value at the date of grant	$17.09	$16.05	$7.28
•
The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

•
The Company’s computation of expected volatility was based on a blend of comparable companies and the Company’s stock.

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

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 8   EQUITY (Continued)

(v) Share based compensation expenses summary
Expenses recognized
Share-based compensation expenses included in the Company’s Statements of Operations were:
	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands
Cost of revenues	46	26	27
Research and development, net	12,216	8,016	6,130
Sales and marketing	706	1,277	5,201
General and administrative	52,634	35,650	65,495
Total stock-based compensation	65,602	44,969	76,853

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
Unrecognized expenses
As of December 31, 2016, there was approximately $99.6 million of total unrecognized compensation expense related to unvested share-based compensation grants, of which $92.4 million related to non-vested options and $7.2 million related to non-vested RSUs. That cost is expected to be recognized over a weighted-average period of 2.15 years.
e. Computation of earnings (losses) per share
The following table sets forth the computation of basic and diluted net earnings (losses) per share:
	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands, except per share data
Numerator for basic and diluted net earnings (losses) per share:
Net income (loss) applicable to ordinary shares	108,370	68,450	(30,084)
Weighted average shares outstanding:
Denominator for basic net earnings per share	220,124	217,362	107,942
Effect of dilutive securities:
Employee and Non-Employee stock options and unvested RSUs	17,894	20,495	—
Denominator for diluted net earnings per share	238,018	237,857	107,942
Basic net earnings (losses) per share	0.49	0.31	(0.28)
Diluted net earnings (losses) per share	0.46	0.29	(0.28)

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 8   EQUITY (Continued)

Dilutive EPS calculation for the year ended December 31, 2016 and 2015 excludes 7,252 and 2,641 thousand, respectively, outstanding equity awards to purchase ordinary shares because these equity awards have exercise prices in excess of the average market price for the period and therefore the effect of including these equity awards would be antidilutive.
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
NOTE 9   TAXES ON INCOME
a. Tax rates
(1) Entities Taxed under the Israeli Law and Israeli Income Tax Rates
Corporate tax rates in Israel were as follows: 2014 and 2015 — 26.5%, 2016 — 25%. In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year) was published, introducing a gradual reduction in the corporate tax rate from 25% to 23%. As a result, the corporate tax rate will be 24% in 2017 and 23% in 2018 and thereafter. Income not eligible for benefits under the Investment Law mentioned below is taxed at the corporate tax rate.
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
The Investment Law provides certain benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law). The definition of a Preferred Company includes a company incorporated in Israel that is (i) not wholly owned by a governmental entity; (ii) owns a Preferred Enterprise and (iii) that is controlled and managed from Israel, and subject to certain other conditions set in the law. From 2014 and thereafter a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%. The Company’s Israeli subsidiary location is entitled to the reduced tax rate of 9%. Under an amendment to the Investment Law enacted in December 2016, the reduced tax rate of 9% is scheduled to decrease to 7.5% for 2017 and thereafter.
In connection with the reorganization, the Company received the preferred enterprise ruling from the Israel Tax Authorities stipulating terms and conditions to be fulfilled by the Israeli subsidiary in order to be able to benefit from the reduced tax rates described above. The main terms required the Company to add a specified number of new manufacturing and R&D employees and incur a specified percentage of expenses from subcontractors located in Israel. Additionally, the terms required that Company dividends be first paid out from the undistributed tax-exempt income generated by the Benefited Enterprise. As of December 31, 2016, the Company’s management believes that all conditions of the Investment Law and the condition stipulated in the preferred enterprise ruling are fulfilled.
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
The amount of tax-exempt profits earned by the Company from Benefited Enterprises through December 31, 2016 is approximately $7 million. The Company’s board of directors has decided that their current policy is not to declare dividends. Deferred taxes have not been provided for such tax-exempt income, as those earnings can be recovered tax-free and are essentially permanent in duration.
(2) Non-Israeli subsidiaries
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
b. Tax assessments
The Israeli subsidiary has final tax assessments through 2012. Mobileye N.V. has final tax assessments through 2013 and the Cypriot subsidiary has final tax assessments through 2008. The Japanese subsidiary has final tax assessments through 2014. All other Company’s subsidiaries have not been assessed since incorporation.
c. Profit (loss) before taxes on income included in the statements of operations
Profit (loss) before taxes on income is comprised as follows:
	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands
Domestic* (Netherlands)	—	—	(222)
Domestic* (Israel)	124,789	79,402	(5,492)
Foreign*	651	308	(12,105)
	125,440	79,710	(17,819)

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

d. Benefit (taxes) on income included in the statement of operations
Benefit (taxes) on income for the years ended December 31, 2016, 2015 and 2014 was comprised of the following:
	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands
Current taxes:
Domestic* (Israel)	(17,660)	(11,124)	(4,452)
Foreign*	141	(404)	(5,589)
	(17,519)	(11,528)	(10,041)
Deferred taxes:
Domestic* (Israel)	472	245	611
Foreign*	(23)	23	(2,835)
	449	268	(2,224)
	(17,070)	(11,260)	(12,265)

*
See comment at section 9(c) above.

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
e. Taxes on income reconciliation
A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income as reported in the statements of operations is as follows:
	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands
Income (loss) before taxes on income as reported in the statements of operations	125,440	79,710	(17,819)
Statutory tax rate in Israel for years ended December 31, 2016 and 2015, and weighted average income tax rate for the year ended December 31, 2014*	25%	26.5%	26.4%
Theoretical tax benefit (taxes on income)	(31,360)	(21,123)	4,704
Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	(92)	7	3,665
Reduced tax rate on income derived from “Preferred enterprise” and “Benefited Enterprise” plans**	20,043	14,920	(6,734)
Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	(484)	(719)	(536)
Excess tax benefit related to share-based compensation	579	—	—
Non-deductible expenses and other permanent differences, mainly share based compensation expenses (see also note 8d)	(5,698)	(4,210)	(7,512)
Decrease (increase) in uncertain tax position, net	174	(629)	(5,612)
Other	(232)	494	(240)
Taxes on income as reported in the statements of operations	(17,070)	(11,260)	(12,265)
**) Per share amounts of the benefit resulting from “Preferred enterprise” and “Benefited Enterprise” plans:
Basic	$0.09	$0.07	$(0.06)
Diluted	$0.08	$0.06	$(0.06)

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

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 9   TAXES ON INCOME (Continued)

f. Uncertain tax positions
A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:
	U.S. dollars in thousands
	2016	2015	2014
Balance at the beginning of the year	7,164	6,556	1,402
Increase (decrease) based on tax positions taken during prior years	(64)	258	4,071
Decrease in unrecognized tax positions as a result of statute of limitation expirations	(221)	(267)	(201)
Additions (reductions) related to currency translation	101	(21)	(461)
Increase due to tax positions taken during the current period	111	638	1,745
Balance at the end of the year	7,091	7,164	6,556
As of December 31, 2016 and 2015, the Company had accrued $433 thousand and $223 thousand, respectively, for interest and penalties payable related to uncertain tax positions. The allowance for uncertain tax positions is included in other current and long-term tax liabilities in the consolidated balance sheet. The tax expenses related to uncertain tax positions included penalties and interest of  $211 thousand, $152 thousand and $34 thousand in the year ended December 31, 2016, 2015 and 2014, respectively.
All the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.
There are no material anticipated changes in the uncertain tax positions in the next twelve months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.
g. Deferred income taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax liabilities and assets are classified as noncurrent in the Company’s consolidated balance sheets.
Significant components of the Company’s deferred tax assets are as follows:
	As of December 31, 2016	As of December 31, 2015
	U.S. dollars in thousands
Stock-based compensation	2,428	2,113
Provisions for employee benefits	184	154
Accrued severance pay	295	210
Net operating losses carryforward	2,245	417
Deferred tax assets, before valuation allowance	5,152	2,894
Valuation allowance*	(3,563)	(1,769)
Net deferred tax assets	1,589	1,125

*
Mainly related to the U.S. subsidiary for which valuation allowance was provided in respect of deferred tax assets resulting from carryforward of net operating losses amounting to $5,613 thousand as of December 31, 2016.

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 9   TAXES ON INCOME (Continued)

During the years ended December 31, 2016 and 2015, the increase in total valuation allowance was mainly related to an increase in deferred tax assets on carryforward losses and stock-based compensation expenses for which a full valuation allowance was recorded.
NOTE 10   FINANCIAL INCOME (EXPENSES), NET
	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands
Financial income (expenses), net
Foreign currency gains (losses), net	(11)	(185)	(3,104)
Bank charges	(649)	(421)	(199)
Gain (Loss) from sales of marketable securities	78	(311)	(1,139)
	(582)	(917)	(4,442)

NOTE 11   SEGMENT INFORMATION
The Company has two operating segments: (i) OEM and (ii) AM (see Note 1 for a brief description of the Company’s business). The Company’s chief operating decision-maker (CEO of the Company) evaluates performance, makes operating decisions and allocates resources based on the financial data of these operating segments. Segment performance (which is the operating income reported) excludes stock-based compensation expenses. The measure of assets has not been disclosed for each segment as it is not regularly reviewed by the CODM.
The accounting policies of the individual segments are the same as those described in the summary of significant accounting policies in note 2 to the consolidated financial statements.
The following is segment results for the years ended December 31, 2016, 2015 and 2014:
	Year ended December 31, 2016
	OEM	AM	Amounts not allocated to segments	Consolidated
	U.S. dollars in thousands
Revenues	275,938	82,224		358,162
Cost of revenues	63,796	23,465	46	87,307
Gross profit	212,143	58,759		270,855
Research and development, net	49,848	3,195	12,216	65,259
Sales and marketing	1,241	15,469	706	17,416
General and administrative	13,192	1,415	52,634	67,241
Segment performance	147,862	38,680		120,939
Interest income				5,083
Financial expenses, net				(582)
Profit before taxes on income				125,440
Depreciation	3,798	291		4,089

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

MOBILEYE N.V.

Notes To Consolidated Financial Statements

NOTE 12   ENTITY-WIDE DISCLOSURE
a. Total revenues based on the country that the product was shipped to were as follows:
	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands
North America, mainly USA	154,858	111,334	77,680
Japan	4,583	7,234	2,476
South Korea	21,457	16,265	3,293
Germany	23,047	11,229	3,237
Sweden	29,041	28,541	16,356
United Kingdom	42,252	31,402	20,404
EUROPE – other	6,587	6,471	3,380
Israel	57,950	20,533	12,512
APAC – other	16,718	5,790	2,706
South America	1,288	1,867	1,267
Africa	381	206	326
	358,162	240,872	143,637

b. Major Customers
Revenues from major customers that amount to 10% or more of total revenues (all related to OEM segment):
	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands
Revenues from major customers	189,197	139,975	103,713
Percent of total revenues
Customer A	30%	31%	33%
Customer B	15%	15%	23%
Customer C	*	12%	11%

*
Less than 10%.

c. Substantially all of the Company’s property and equipment and long lived assets are located in Israel as of December 31, 2016 and December 31, 2015.

SIGNATURES
The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
MOBILEYE, N.V.
By:	/s/ Ziv Aviram Ziv Aviram Chief Executive Officer
Date: March 3, 2017